Form 20-F
period 2002-12-31
VIATEL HOLDING BERMUDA LTD
filed 2004-03-23
CIK 1175597

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002 ______________________________
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to _______________

Commission File Number: 000-50556

VIATEL HOLDING (BERMUDA) LIMITED

(Exact Name of Registrant as Specified in its Charter)

Not applicable
(Translation of Registrant’s Name Into English)

Bermuda
(Jurisdiction of Incorporation or Organization)

Inbucon House
Wick Road
Egham, Surrey TW20 0HR
United Kingdom
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Stock, Par Value US$ 0.01 Per Share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

     As of December 31, 2002, 10,560,000 shares of the registrant’s common stock were outstanding.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☐ Yes  ☒ No

     Indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☒ Item 18

     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  ☐ Yes  ☒ No

Presentation of Financial Information

     The Company’s financial statements included in this Form 20-F are presented in United States Dollars. In this Form 20-F, references to “United States Dollars”, “U.S. dollars”, “US$” or “$” are to the currency of the United States of America, references to “Pounds Sterling”, “Pounds”, “GBP”, “£”, “pence” or “p” are to the currency of the United Kingdom, references to “Swiss Francs” or “CHF” are to the currency of Switzerland, references to “Euros” or “€” are to the European single currency, and references to Bermuda Dollars are references to the currency of Bermuda.

     The Company prepares its financial statements using accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Predecessor and Successor

     References in this Form 20-F to the “Group”, “Viatel”, the “Successor Company”, the “Successor”, the “Company”, “we”, “our” or “us” refer to Viatel Holding (Bermuda) Limited and, to the extent the context allows, its subsidiaries.

     References in this Form 20-F to the “Predecessor Company” or the “Predecessor” refer to Viatel, Inc. and, to the extent the context allows, its subsidiaries as at or prior to June 7, 2002 (the “Effective Date”), the effective date of the First Amended Joint Chapter 11 Plan of Reorganization of Viatel, Inc. and Certain of Its Subsidiaries (the “Plan of Reorganization”).

Comparability of Financial Information

     As a result of the implementation of the Plan of Reorganization, the associated fundamental differences in the scope and scale of business operations between the Predecessor Company and the Successor Company, the adoption of fresh start reporting and the substantial debt reduction resulting from implementation of the Plan of Reorganization, historical results of operations and balance sheet data for the Predecessor Company are not comparable to those of the Successor Company. See “Item 3 Key Information - Selected financial data”, “Item 5 — Operating and Financial Review and Prospects — General — Fresh Start Reporting” and footnote (3) to our consolidated financial statements included elsewhere in this Form 20-F.

Forward-Looking Statements

     The United States Securities and Exchange Commission (the “U.S. SEC”) encourages companies to disclose forward-looking information so that investors can understand a company’s future prospects and make informed investment decisions.

     This Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements in this Form 20-F include, among other things, statements about:

•	the beliefs and expectations of management;

•	our business plan, its advantages and our strategy for implementing the business plan;

•	our expectations as to future revenues, margins, expenses and capital requirements;

•	our ability to raise additional cash from borrowings or other financings to fund operations;

•	our ability to maintain a viable cash and balance sheet position or to become cash flow positive in our operations with additional funding;

•	our ability to control costs and become profitable;

•	our ability to generate revenues or positive cash flows;

•	the likely growth in revenues attributable to recent acquisitions;

•	the composition of revenues and cost of sales, including operating margins and the use of professional, consultancy and/or contractor services provided by third parties.

     Words such as “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe”, “could”, “may” and words and terms of similar substance used in connection with any discussion of operating or financial performance, transactions or business initiatives, identify forward-looking statements.

     Although the Company believes that these forward-looking statements are reasonable, it can give no assurance that its expectations will prove to be correct. Forward-looking statements are based on the Company’s present expectations of future events. They are not guarantees of future performance. As such, you should not place undue reliance on any forward-looking statements.

     Forward-looking statements speak only as of the date they are made. The Company is under no obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements are subject, among other things, to the risks and uncertainties set out in “Item 3. Key Information — Risk Factors” and other financial, regulatory, and industry growth trends, any or all of which could cause actual results to differ materially from the results contemplated and/or implied by the forward-looking statements.

     The most important factors affecting whether we will be able to achieve our stated goals include, but are not limited to:

•	our ability to obtain future financing on acceptable terms and sufficiently to fund our working capital requirements and business plan;

•	our vulnerability to adverse general economic and industry conditions;

•	the adverse effect of a highly competitive market for our products and services; and

•	our ability to retain the services of key management personnel.

     For additional information about factors that could affect future financial and operating results, see Viatel’s other filings with the U.S. SEC, including the factors set forth from time to time in reports on Form 8-K and Form 6-K.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.	KEY INFORMATION

Selected financial data

     The following tables present our selected historical consolidated financial data (including selected historical financial data for the Predecessor for the period prior to the Effective Date). You should read the following financial data in conjunction with “Item 5. Operating and Financial Review and Prospects”, our consolidated financial statements, including the related footnotes, and the other financial and operating data included elsewhere in this Form 20-F. The selected historical consolidated financial data included in the following tables are derived from the audited consolidated financial statements of the Successor Company and the Predecessor Company for the relevant periods. The audited financial statements at December 31, 2002 and 2001 and for the year ended December 31, 2001 and for the periods from January 1, 2002 to June 7, 2002 and from June 7, 2002 to December 31, 2002 were audited by Deloitte & Touche LLP, Independent Auditors, as indicated in their report included in this Form 20-F. The consolidated statement of operations data, other consolidated financial data and consolidated balance sheet data as of and for the years ended December 31, 2000, 1999 and 1998 are derived from the consolidated financial statements of the Predecessor, which have been audited by KPMG LLP, independent certified public accountants. The consolidated statements of operations, comprehensive loss, shareholders’ deficiency and cash flows for the year ended December 31, 2000 and the report of KPMG LLP thereon, are included in this Form 20-F.

     The selected financial data should be read in conjunction with the consolidated financial statements for the year ended December 31, 2000, the related notes, and the independent auditors’ report which contains an explanatory paragraph stating that Predecessor’s recurring net losses and net operating cash deficiencies, significant working capital deficiency and a significant shareholders’ deficiency and insufficient funds on hand to meet its current debt obligations raised substantial doubt about the Predecessor’s ability to continue as a going concern, included in this Form 20-F. The consolidated financial statements and the selected financial data do not include any adjustments that might result from the outcome of that uncertainty.

     The Successor succeeded to certain business operations and assets of the Predecessor Company as a consequence of the Plan of Reorganization. See “Item 4. Information on the Company — Chapter 11 Reorganization” and “— Emergence from Chapter 11”.

     We adopted “fresh-start reporting” in accordance with American Institute of Certified Public Accountants Statement of Position 90-7 (“SOP 90-7”), “Financial Reporting By Entities in Reorganization Under the Bankruptcy Code.” Under fresh start reporting, a new entity is deemed created for financial reporting purposes on the Effective Date and the consolidated financial statements have been prepared on that basis. As a result of the implementation of the Plan of Reorganization, the associated fundamental differences in the scope and scale of business operations between the Predecessor

Company and the Successor Company, the adoption of fresh start reporting and the substantial debt reduction resulting from implementation of the Plan of Reorganization, historical results of operations and balance sheet data for the Predecessor Company are not comparable to those of the Successor Company presented in its financial statements contained in this Form 20-F.

     The consolidated financial statements in this Form 20-F are reported in United States Dollars.

	Successor Company	Predecessor Company
	From June 7,	From January 1,
	2002 to	2002 to	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	June 7,	December 31,	December 31,	December 31,	December 31,
	2002	2002	2001	2000	1999	1998
	(United States Dollars in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Communication services revenue	$2,793	$1,216	$240,092	$646,470	$248,600	$131,938
Operations and maintenance fee revenue	1,371	1,451	4,239	4,455	—	—
Capacity sales	—	—	12,298	102,983	84,501	3,250

Total revenue	4,164	2,667	256,629	753,908	333,101	135,188

Operating expenses:
Cost of services and sales	(1,506)	(1,518)	(170,463)	(552,110)	(250,574)	(122,109)
Selling, general and administrative	(30,840)	(26,502)	(115,245)	(358,729)	(100,559)	(73,197)
Gain on amounts due from bankruptcy estates	25,003	—	—	—	—	—
Restructuring and impairment	—	(908)	(1,278,640)	(899,999)	(13,206)	—
Depreciation and amortization	(2,458)	(1,736)	(119,920)	(303,168)	(75,911)	(16,268)

Total operating expenses	(9,801)	(30,664)	(1,684,268)	(2,114,006)	(440,250)	(211,574)

Operating loss before reorganization items	(5,637)	(27,997)	(1,427,639)	(1,360,098)	(107,149)	(76,386)
Reorganization Items	—	2,662,669	—	—	—	—

Operating (loss) income	(5,637)	2,634,672	(1,427,639)	(1,360,098)	(107,149)	(76,386)

Interest income	986	1,007	8,019	31,981	26,722	28,259
Interest expense	(11)	(63)	(83,965)	(212,630)	(137,409)	(79,177)

Net (loss) income	(4,662)	2,635,616	(1,503,585)	(1,540,747)	(217,836)	(127,304)
Dividends on redeemable convertible preferred securities	—	—	(14,293)	(32,954)	(1,341)	(3,301)

Net (loss) income attributable to common stockholders	(4,662)	2,635,616	(1,517,878)	(1,573,701)	(219,177)	(130,605)

Net (loss) income per common share attributable to common stockholders, basic and diluted	(0.44)	51.72	(29.72)	(31.53)	(7.43)	(5.67)

Weighted average common shares outstanding, basic and diluted	10,560	50,963	51,072	49,905	29,518	23,054

Other Consolidated Financial Data:
Net cash (used in) provided by operating activities	(13,765)	7,856	(219,854)	(271,698)	(134,825)	(60,318)
Net cash (used in) provided by investing activities	(1,667)	(6,670)	65,408	(565,332)	(405,971)	(349,992)
Net cash (used in) provided by financing activities	—	—	(73,300)	762,765	589,391	729,035

	Successor Company	Predecessor Company
	At December 31,	At December 31,
	2002	2001	2000	1999	1998
Consolidated Balance Sheet Data:
Cash and cash equivalents	$53,408	$65,933	$305,293	$373,044	$329,511
Restricted cash equivalents and restricted marketable securities, current and non-current	—	—	61,936	197,760	144,523
Cash securing letters of credit for network construction	—	—	29,728	50,165	—
Other current assets	22,766	43,541	239,890	169,759	216,109
Property and equipment, net	37,947	30,774	1,385,917	884,328	267,316
Intangible assets, net	—	61,865	120,692	1,011,659	45,908
Other assets	6,930	776	11,931	17,382	5,744

Total assets	121,051	202,889	2,155,387	2,704,097	1,009,111

Total current liabilities	12,691	2,411,059	2,611,633	399,158	178,143
Total long-term liabilities	10,676	—	91,860	1,767,548	921,139
Series A redeemable convertible preferred stock	—	—	—	—	47,121
Series B mandatorily redeemable (in 2015) cumulative convertible preferred stock	—	338,259	328,616	—	—
Predecessor-obligated mandatorily redeemable (in 2015) convertible preferred securities of subsidiary grantor trust whose sole assets are junior subordinated debentures of Predecessor	—	—	180,000	—	—
Stockholders’ equity (deficiency)	97,864	(2,546,429)	(1,056,722)	537,391	(137,292)

Capitalization and indebtedness

     Not applicable.

Reasons for the offer and use of proceeds

     Not applicable.

Risk Factors

     In addition to the other information contained in this Form 20-F, you should carefully consider the following risk factors. If any of the possible events described below occurs, our business, prospects, financial condition or results of operations could be materially and adversely affected.

We cannot assure you that we will be able to fund our operations through and beyond the second quarter of 2004.

     As of February 29, 2004, we had approximately US$24.4 million of unrestricted cash available to fund future operations. Given projected exceptional expenditure and the need to maintain sufficient cash reserves so as to ensure compliance with applicable solvency law requirements, we believe that such amount will provide us with sufficient liquidity to fund our operations into the second quarter of 2004.

Our ability to fund our operations through and beyond the second quarter of 2004, however, is subject to a number of uncertainties beyond our control. It is currently estimated that we will require at least US$50 million of additional outside funding to support our business operations and the implementation of our most recently adopted business plan (the “New Viatel Business Plan”; see “Item 4. Information on the Company — New Viatel Business Plan”) until the last quarter of 2005, by which time, assuming successful implementation of the New Viatel Business Plan, we expect our business operations to be cash flow positive.

     On February 9, 2004, the Company entered into a Term Sheet (the “Term Sheet”) with respect to a proposed financing of the Company, through the sale and issuance of convertible senior secured notes (the “Proposed Financing”). The Proposed Financing is for an amount of US$50 million, with contemplation being given to a total investment of up to US$60 million. The Term Sheet is non-binding, save as to certain matters such as indemnity, confidentiality, reimbursement of expenses, co-operation and exclusivity. The Proposed Financing is conditional upon a number of matters, including the passing of specified resolutions at a Special General Meeting of the Company convened to take place on April 6, 2004 (the “April SGM”).

     The Company’s Notice of the April SGM (the “April SGM Notice”) and related materials were filed as exhibits to the Form 6-K of the Company dated March 10, 2004 (the “March 10 6-K”). The March 10 6-K and such exhibits are hereby incorporated by reference in this Form 20-F.

     No assurance can be given that the Proposed Financing will be consummated. In the event that the Proposed Financing were not to be consummated, we would expect our financial resources to be insufficient to cover our anticipated cash requirements through and beyond the second quarter of 2004. Accordingly, we would require immediate additional outside financing to fund ongoing operations and to prevent the need to begin bankruptcy or other insolvency proceedings. These or other sources of additional funding may not be available to us on a timely basis, on acceptable terms or at all.

     If the Proposed Financing is not consummated and we are unable to obtain alternative acceptable financing, we would be forced to reduce significantly our cash requirements or to raise cash, by discontinuing or disposing of existing product development programs or business operations, by selling assets or otherwise. If these measures were to be inadequate to cover our cash needs, we would likely become insolvent.

We have a history of operating losses and expect these losses to continue.

     We have incurred operating losses and negative cash flows from operations since the Effective Date. The Predecessor also incurred significant losses prior to its filing for bankruptcy protection under Chapter 11 (“Chapter 11”) of the U.S. Bankruptcy Code (the “Bankruptcy Code”). We expect to continue to incur significant operating losses and negative cash flows while we implement the New Viatel Business Plan. No assurance can be given that our operations will ever become profitable or that we will ever have positive cash flows. If we cannot raise additional capital, grow revenues, sustain profitability and begin to generate positive cash flows, we will probably not be able to meet our ongoing operating costs. If this happens, then we would likely become insolvent.

Our future operating results may be subject to significant fluctuation.

     Our future operating results may be subject to substantial fluctuations as a result of any of a number of factors, including:

•	our ability to raise additional financing;

•	general economic conditions;

•	the conditions of the European telecommunications industry in general;

•	further price decreases in the European telecommunications industry;

•	our ability to introduce new products and services;

•	our ability to attract and retain customers;

•	changes in the mix of services sold or channels through which services are sold;

•	capital expenditure requirements and costs relating to our network; and

•	the effects of government regulation and regulatory changes.

     Fluctuations in our future operating results could have a material adverse effect on our business, financial condition and results of operations.

We cannot assure you that we will be able to enter into sales contracts sufficient to meet our working capital requirements.

     Our ability to achieve our future business objectives will depend, in significant part, upon our ability to enter into new contracts. New salespersons have been hired to execute the sales strategy set forth in the New Viatel Business Plan; no assurances can, however, be made that they will be able to reach their respective productivity targets. In the last three years, the market for telecommunications services and capacity has experienced a significant slow-down and significant price declines. If these market conditions continue or worsen, we may not be able to meet our sales projections for 2004 or beyond. Furthermore, even if our sales projections are realized, additional declines in market demand for our products and services may result in further price decreases which would limit our operating profitability and ability to generate sufficient cash flow to meet our working capital needs. Our failure to sell services or capacity on our network in sufficient quantities and at sufficient prices could have a material adverse effect on our business, financial condition and results of operations.

We cannot assure you that we will be able to retain or expand our existing customer base.

     Our future success will depend, in large part, on our ability to retain a significant portion of our existing customer base and expand our business relationships with such customers. We cannot assure you that we will be able to achieve these objectives. Our failure to retain a significant portion of our existing customer base or to grow our existing customer base could have a material adverse effect on our business, financial condition and results of operations.

We may not have the ability to offer new products and services.

     Our future success will also depend upon our ability to offer products and services not previously offered by us. Revenues generated from the sale of our existing products and services, absent a significant improvement in market conditions, are not expected to generate sufficient net positive cash flow sufficient to finance our operations for the foreseeable future. Our ability to offer successfully new products and services will depend upon, among other things, our ability to:

•	identify, develop market and sell services and products for which we believe there is significant potential demand;

•	generate customer acceptance of new product and service offerings;

•	integrate necessary equipment and software into our network; and

•	enhance our billing, back-office and information systems to accommodate these new products and services.

     Our failure to develop, market and sell successfully new products and services to existing and new customers could have a material adverse effect on our business, financial condition and results of operations.

System disruptions or failures could have a material adverse effect on our business.

     Our future success will depend, in part, on our ability to operate our network without significant interruption or failure. Our network is subject to several risks that are outside our control, such as the risk of damage to software and hardware resulting from:

•	fire and flood;

•	power loss;

•	natural disasters; and

•	general transmission failures caused by a number of additional factors.

     Any failure of our network or other systems or hardware that results in significant interruptions to our operations could have a material adverse effect on our business, financial condition and results of operations.

Rapid technological changes.

     The telecommunications industry is subject to rapid and significant changes in technology. The introduction of new products or technologies may reduce the cost or increase the supply of certain products or services that we provide or result in changes to the rates at which we depreciate equipment. As a result, we may be required to accelerate the write down of equipment to the extent rendered obsolete by changes in technology. Similarly, our competitors may be able to develop or deploy technologies that provide them with lower costs or other competitive and operating advantages relative to the Company.

Furthermore, we cannot predict the extent to which technological changes, such as changes relating to emerging wireline and wireless transmission technologies may impact on our ability to sell our products. Technological changes and the resulting competition could have a material adverse effect on our business, financial condition and results of operations.

Electronic attack from hackers or computer viruses could disrupt our business.

     Our network relies heavily on the operation and efficiency of our computer systems. Although our systems are protected by firewalls, there is a risk that our business could be disrupted by hackers or viruses gaining access to our systems. Our exposure to liabilities from our customers, particularly with respect to our provision of Internet service, where case law is developing quickly, is generally risk-managed through contract conditions. No assurance can be made that these contract conditions will be enforced or found to be enforced or that such contract conditions, if capable of enforcement, would be sufficient to protect the Company from any liabilities arising in such circumstances; any such liabilities could have a material adverse effect on our business, financial condition and results of operations.

Failure of key suppliers could affect our ability to operate our business.

     We are reliant on a consistent and effective supply chain to meet our business plan commitments. The economic scenario that both telecommunications service providers and equipment suppliers presently face has led to a heightened risk of:

•	delays in new products and features from suppliers, impacting our product development programs;

•	discontinuance of products or services, impacting our ability to deliver our products and services;

•	deteriorating support quality, affecting operational and customer service; and

•	higher volatility with regard to our demands on suppliers, and in stock levels affected by customer returned equipment.

     Although we do not rely on any one supplier for a significant portion of our equipment needs and believe that we could find other suppliers of similar pricing and quality to replace existing suppliers, no assurance can be made that a broad economic failure or decline in quality of equipment suppliers in our industry will not occur; any such occurrence could have a material adverse effect on our business, financial condition and results of operations.

We cannot assure you that we will be able to retain or find qualified replacements for members of our senior management team and other key personnel.

     Our operations and business prospects will depend, in large part, on the performance of our senior management team and other key personnel. There can be no assurance that we will be able to retain our senior management team or other key personnel or find qualified replacements for any of these individuals if their services were no longer available. The loss of one or more members of our senior management team or other key personnel could have a material adverse effect on our business, financial condition and results of operations.

Because we are a Bermuda holding company and a “foreign private issuer” for purposes of U.S. securities laws, persons who own our common shares may have more difficulty in protecting their interests than persons who are shareholders of a U.S. corporation.

     The Predecessor was a Delaware corporation subject to the filing and reporting requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder as well as the Delaware General Corporation Law. We emerged from bankruptcy under the Plan of Reorganization as a Bermuda company. The Companies Act 1981 of Bermuda (the “Bermuda Act”), which applies to us, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders.

     We have been advised by our Bermuda counsel, Appleby Spurling & Kempe, that there is no treaty in effect between the United States and Bermuda providing for the enforcement in Bermuda of the judgment of a United States court and that, accordingly, the judgment of a United States court (whether based upon the civil liability provisions of the US federal securities laws or otherwise) are enforceable only if the following criteria are met: (1) the judgment must be for a debt or definite sum of money, not being a sum payable in respect of taxes or like charge, or in respect of a fine or other penalty, and must be final and conclusive; (2) the United States court giving the judgment must have properly taken jurisdiction against the debtor, on the basis of that debtor’s presence in the United States or submission to the jurisdiction of the United States court by voluntary appearance, agreement or a claim in the U.S. proceedings; and (3) the judgment must not be impeachable by reason of the United States court not having jurisdiction or competence to give the judgment, where the judgment was obtained by fraud, where its enforcement would be contrary to public policy, or if the proceedings in which the judgment was obtained were contrary to natural justice.

     The majority of our directors and officers reside outside the United States, and all or a substantial portion of their assets and our assets may be located in jurisdictions outside the United States. Therefore, it may be difficult for investors to effect service of process within the United States upon non-U.S. directors and officers or to recover against our company, or non-U.S. directors and officers, on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

     Set forth in “Item 10. Additional Information” in this Form 20-F is a summary of certain additional significant provisions of the Bermuda Act applicable to us, which differ in certain respects from provisions of the Delaware General Corporation Law. Because the statements are summaries, they do not purport to deal with all aspects of Bermuda law that may be relevant to the Company and our shareholders.

We cannot assure you that an active trading market will develop or continue for our common shares.

     Our common stock, US$0.01 par value per share, referred to throughout this Form 20-F as our “common shares” or our “ordinary shares”, is currently traded on the over-the-counter market under the symbol “VTLAF.PK” We can make no assurances regarding the continued existence of an active market for our common shares, price volatility with respect to our common shares, the liquidity of the market for our common shares or the price at which any sales may occur.

     In addition, consummation of the Proposed Financing, or the expectation that the Proposed Financing will be consummated, could have an adverse effect on the market price, liquidity or saleability of our common shares. This is a substantive risk given, in particular, that the rights conferred on the investors in the Proposed Financing, with respect notably to the approval of corporate actions and the appointment of Directors, will have the effect of constituting an effective change of control of the Company. See “Item 4. Information on the Company — The Proposed Financing”. This should be reviewed in conjunction with the March 10 6-K including the related exhibits; in particular, you should give specific attention to the disclosure under the caption “Possible Effects of Proposed Financing” in “Summary of the Proposed Financing” included as Part II to the April SGM Notice, all of which should be construed as Risk Factors included in this Form 20-F.

We cannot assure you that you will receive dividends on our common shares in the foreseeable future.

     We do not anticipate paying dividends on our common shares in the foreseeable future.

Our reputation may be adversely impacted by the Predecessor’s bankruptcy proceeding.

     There has been some adverse publicity and coverage regarding the Company and its subsidiaries as a result of the Predecessor’s declaration of bankruptcy and related Chapter 11 proceedings. Such negative publicity could adversely impact our efforts to establish and promote name recognition and a positive image as well as adversely impact our ability to raise additional financing in sufficient amounts or on acceptable terms.

The European telecommunications industry is highly competitive. Our market share, net sales or net income could decline due to vigorous price and other competition.

     The European telecommunications industry is highly competitive and significantly affected by regulatory changes, marketing and pricing decisions of the larger industry participants and the introduction of new services and transmission methods made possible by technological advances. Our future success depends on our ability to compete with a variety of communications providers including incumbents such as British Telecom, France Telecom, KPN, Deutsche Telekom, Belgacom and SwissCom and alternative operators such as Global Crossing, LDCom, MCI, COLT Telecom Group, Level 3, Easynet, PSINet (Europe), VIA NET.WORKS and Claranet.

     Many of our competitors have greater financial, marketing and other resources than we do and may be able to deploy more extensive networks and withstand pricing and other market pressures better than we can. Incumbent telecommunications operators generally have additional competitive advantages, including controlling access to local networks, economies of scale and relationships with national regulatory authorities. In addition, certain competitors may be willing to reduce prices and accept lower profit margins to compete with us. As a result, we may be unable to gain sufficient market share to support our working capital needs, which would have a material adverse effect on our business, financial condition and results of operations.

We are subject to risks associated with operating in multiple countries.

     We operate primarily in several jurisdictions across Western Europe, each of which is subject to special risks, including foreign currency fluctuations, government regulation, taxation and labor strikes.

     These and other risks outside our control may limit or disrupt our operations in some or all of these jurisdictions, which could result in our loss of contract rights, increased taxation or our inability to continue operations in such jurisdiction(s).

Our exposure to exchange rate fluctuations may have a material adverse effect on our ability to meet certain obligations.

     The majority of our revenues are denominated in U.S. Dollars, Pounds Sterling and Swiss Francs, while the majority of our expenses are denominated in Euros. Any appreciation in the Euro relative to the U.S. Dollar, Pound Sterling or Swiss Franc could have a material adverse effect on our business margins and our ability to meet ongoing operational expenses. In the future, we may elect to manage currency exchange rate exposure through the use of hedging transactions. We cannot provide any assurance that exchange rate fluctuations will not have a material adverse effect on our ability to meet ongoing operational expenses.

Government regulation could adversely affect our ability to provide services in markets in which we operate.

     The telecommunications industry is highly regulated in all the countries where we provide services. Our ability to continue to operate and develop our networks depends on complying with the appropriate regulatory regime in each country, which in some cases will require the local country, on a national level, to adopt and implement the new regulatory regime brought into effect in 2003 by the package of new European Union (“EU”) directives (the “new regulatory package”) such as the Authorisation Directive (2002/20/EC).

     We believe that we possess, or are in a position to obtain, all necessary permits, licenses, and authorizations or to make relevant notifications to continue to operate our business in all the countries in which we operate. However, to the extent we are unable to obtain all such permits, licenses and authorizations or to make relevant notifications, this may have a material impact on our ability to operate in certain of the countries in which our infrastructure is located which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

     The directives in the new regulatory package, to be effective, need to be implemented in each country at a local legislative level. This is significantly changing the regulatory regime in all EU Member States. Further, each Member State has achieved a different level of implementation, some having fully implemented the directives of the new regulatory package, others having implemented a transition phase and still others having failed to implement such directives at all. Our business may suffer as a result of regulatory uncertainties and possible delays, inconsistencies and adverse changes relating to the implementation of the new regulatory package.

     There can be no assurance that:

•	we will not be harmed by future regulatory, judicial and legislative changes;

•	regulators or third parties will not raise material issues with regard to our compliance with applicable laws and regulations; or

•	other regulatory activities will not harm our business, financial condition and results of operations.

The Company may have potential liability with respect to past non-compliance of the Predecessor under the Exchange Act.

     The Predecessor ceased preparing and furnishing reports to the U.S. SEC under the Exchange Act prior to its Chapter 11 filing in 2001, although under the Exchange Act and related rules and regulations it was obligated to do so. Such non-compliance has continued through the date of filing of this Form 20-F by the Company. Under the Exchange Act and related rules and regulations as interpreted by the staff of the U.S. SEC, the Company may be deemed to be subject to the Exchange Act to the same extent as the Predecessor, and has accordingly taken action to comply with such requirements, including by the filing of this Form 20-F. Notwithstanding the filing of this Form 20-F, however, liability for past non-compliance may still arise. Enforcement or civil actions against the Company or certain of its officers and directors relating to this past non-compliance could have a material adverse effect on our business, financial condition and results of operations.

Some members of our Board of Directors may have conflicts of interest with us, and some of these conflicts may be resolved in a manner adverse to us.

     Two of the members of our Board of Directors (the “Board”) are affiliated with Morgan Stanley & Co., Incorporated (“Morgan Stanley”), one of our major shareholders and also a prospective investor in the Proposed Financing. See “Item 4. Information on the Company — The Proposed Financing”, “Item 6. Directors, Senior Management and Employees” and “Item 7 — Major Shareholders and Related Party Transactions”. Although we believe that these directors have fulfilled, and will continue to be able to fulfil, their fiduciary duties to the Company in their capacities as directors, and note that they have recused themselves from the Company’s decision-making process with respect to our negotiation and approval of the Proposed Financing, there could be additional future conflicts of interest when they are faced with decisions that could have different implications for our Company and for the major shareholder.

ITEM 4.	INFORMATION ON THE COMPANY

Business Overview — New Viatel Organization

     The Company, commercially known as Viatel, was incorporated under the laws of Bermuda on January 4, 2002. Our registered office is located at Canon’s Court, 22 Victoria Street, Hamilton HM12 Bermuda. Our principal executive offices are located at Inbucon House, Wick Road, Egham, Surrey TW20 0HR, United Kingdom where the main telephone number is +44 (0) 1784 494 200.

     We are a multinational corporate group (see “Item 4. Information on the Company — Organizational Structure”) and operate a pan-European telecommunications network comprised of advanced fiber-optic cable extending over approximately 6,800 kilometres and connecting to 19 principal cities in 6 countries in Western Europe (the “European Network”). We offer data communication services to a range of customers that includes small and medium enterprises (“SMEs”), carriers, resellers and systems integrators services, and we operate in a single segment: telecommunications.

     Our business initially developed out of the Plan of Reorganization whereby, and through a series of share and asset transfers following the Effective Date, we became the ultimate parent company of certain European operating subsidiaries (the “European Subsidiaries”) previously held, directly or indirectly by the Predecessor, and became the owner of the property (the “Debtors’ Property”) of the Predecessor and certain of its subsidiaries (the “Debtors”) that had not otherwise been distributed under the Plan of Reorganization.

     Our initial business plan included in the Plan of Reorganization focused on the provision of services on a wholesale basis to established carriers and incumbent public telephone operators (“PTOs”) over the European Network — the “carrier’s carrier” model. Although beginning in September 2002, certain efforts were made (both through organic growth and corporate acquisition) to target the retail market, this was effectively the business model which was applied from the Effective Date until May 2003.

     Since May 2003, with the appointment of Lucy Woods as our new Chief Executive Officer, a series of changes, both structural and commercial, have been implemented which have fundamentally changed the scope and emphasis of the Viatel organization and business — a new Viatel organization has been effectively created. Principal among the changes has been the introduction of a new business plan — the New Viatel Business Plan — and the making of a number of senior appointments, creating a virtually new senior management team to take the Company forward in its new direction.

     The New Viatel Business Plan was the product of a detailed commercial and strategic review undertaken by a team headed up by Lucy Woods shortly after her appointment. Its goal is to establish Viatel as a leading pan-European provider of Managed Internet Protocol (“IP”) services, with focus on the sale and provision of IP connectivity and IP value-added services and with particular emphasis on the SME market. The New Viatel Business Plan was adopted by the Board in August 2003. See “Item 4. Information on the Company — New Viatel Business Plan” below for a more detailed description.

     Successful implementation of the New Viatel Business Plan will be dependent upon, among other things, successful financing to fund the Company whilst it is experiencing negative cash flow. The Company’s new management has already undertaken significant work in seeking appropriate funding and in generally preparing the Company for financing. This activity included proposing various amendments to the Bye-Laws of the Company (the “Bye-Laws”) intended to remove provisions which would have inhibited the possibility of securing the additional investment required to support the implementation of the New Viatel Business Plan and the ongoing development of the Company. These amendments were adopted by shareholders’ resolution at the second annual general meeting of the Company on December 29, 2003.

     As noted above — see “Item 3. Key Information — Risk Factors” — the Company has now executed a Term Sheet on February 9, 2004, in connection with a potentially substantial financing of the Company — the Proposed Financing.

     The following sets out the history of the Predecessor, a description of the Chapter 11 reorganization and its impact upon, in particular, the size and scope of the Predecessor’s business and a more detailed description of our business and evolution following the Effective Date. A detailed description is also provided as to the scope of, and certain of the conditions attaching to, the Proposed Financing.

History of the Predecessor

     The Predecessor was founded as a Delaware corporation in 1991 for the purpose of capitalizing on resale opportunities in the South American international calling card business. It subsequently expanded into the call re-origination business in South America, South Africa, Asia and Europe. By 1993, the Predecessor was engaged in the call re-origination business in over 40 countries worldwide.

     From 1993 through 1997, the Predecessor made substantial investments in order to expand its market presence and develop the capacity to provide international communications within and between Western Europe and North America.

     Between April 1998 and April 2000, the Predecessor raised approximately US$1.5 billion in the high-yield debt markets and approximately US$700 million in the equity markets to fund: (1) network construction; (2) its purchase of interests in trans-Atlantic cable capacity systems; and (3) operating losses. During this period, the Predecessor also completed two major acquisitions. In December 1999, the Predecessor acquired Viatel Communications, Inc. (formerly known as Destia Communications, Inc. and Econophone, Inc.), a facilities-based provider of domestic and international long distance telecommunications services in North America, Europe and Canada. In February 2000, the Predecessor acquired Viatel Global Communications Limited (formerly known as AT&T Communications (UK) Limited), a provider of voice and data communications services to enterprise level corporate customers located primarily in the United Kingdom.

     In January 2001, the deterioration of the telecommunications market, the economy’s impact on customer behavior, significant reductions in prices that telecommunications companies were able to charge their customers and lower than anticipated call volume led the Predecessor to restructure its worldwide operations. The announced steps, which were designed to improve the Predecessor’s liquidity, included the closing of its consumer-oriented businesses in France, Germany, The Netherlands, Spain, Austria, Greece and Canada; the closure of its prepaid calling-card business in the United States; the consolidation of certain operating units; the elimination of redundant operating assets; and a 30% reduction in its worldwide workforce. In March 2001, the Predecessor also began exiting its voice business in Germany.

     Despite these and other restructuring initiatives, the Predecessor’s cash position continued to deteriorate due to, among other factors: (1) its inability to access further the equity or debt markets; (2) the suspension of its ability to finance necessary equipment under certain financing facilities; (3) its increasing inability to collect amounts owed to it by its customers due to either the customers’ own financial difficulties, or the perceived financial weakness of the Predecessor; (4) its inability to attract new customers due to its financial circumstances; and (5) required interest payments on its high yield debt.

     On May 2, 2001 (the “Filing Date”), the Predecessor and the other Debtors filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code.

Chapter 11 Reorganization

     Set forth below is a description of the Predecessor’s business and operations and capital structure as at the Filing Date, the various asset disposals effected during the course of the Chapter 11 reorganization and the Plan of Reorganization itself.

Operations of the Predecessor as at the Filing Date

     Prior to the Filing Date, the Predecessor was the builder-operator-owner of pan-European, trans-Atlantic and metropolitan fiber-optic networks and a provider of advanced telecommunications products and services, including bandwidth, to corporations, carriers, Internet Service Providers (“ISPs”), applications service providers and storage network providers, primarily in Western Europe and North America.

     The Predecessor’s principal asset was its fiber optic network covering approximately 8,800 route kilometers and linking 39 major business centers in Western Europe, the construction of which had been approximately 99% completed as at the Filing Date.

     As at the Filing Date, the Predecessor also operated a leased fiber optic network in the United Kingdom that connected an additional 18 cities and owned and/or had rights to: (1) a 25% interest in the Yellow Submarine Cable system, a four fiber pair, 1.28 terabit system, connecting New York to London; and (2) 128 STM-1s of capacity on the Atlantic Crossing 1 cable system.

     As at the Filing Date, the Predecessor provided, on both a wholesale and retail basis, a range of products and services including: switched and dedicated long distance, toll-free services, prepaid, postpaid and debit calling cards, conference calling, domestic and international private line services, Internet access, frame relay, asynchronous transfer mode and Internet protocol services, managed bandwidth and capacity sales (dark fiber and leased capacity).

Capital Structure of Predecessor as at the Filing Date

     From October l996 until the Filing Date, the Predecessor’s common stock was actively traded on the Nasdaq National Market (“Nasdaq”) under the symbol “VYTL.” On the Filing Date, Nasdaq suspended trading of the Predecessor’s common stock, which was delisted in July 2001. The Predecessor’s common stock was subsequently traded on the over-the-counter market.

     Prior to the Filing Date, the Predecessor issued 1,000 shares of Series A junior participating preferred stock under the terms of a Stockholders Rights Plan adopted effective December 6, 1999 and 325,000 shares of Series B cumulative convertible preferred stock that was sold to Hicks, Muse, Tate & Furst, Chase Capital Partners (now known as JP Morgan Chase & Co.) and The Blackstone Group. As part of the Series B preferred financing, the Predecessor also issued warrants to purchase 753,116 shares of the Predecessor’s common stock, 50% of which was exercisable for five years at a price of US$75 per share, and 50% of which was exercisable for seven and a half years at a price of US$100 per share. In addition, in connection with the Series B preferred financing, the Predecessor issued warrants to purchase 7,532 shares of its Series C preferred stock (each share of which was convertible into 100 shares of the Predecessor’s common stock), 50% of which was exercisable for five years at a price of

US$7,500 per share and 50% of which was exercisable for seven and a half years at a price of US$10,000 per share.

Asset/network disposals following the Filing Date

     Following the Filing Date, the Predecessor through sale, closure and/or insolvency proceedings exited or lost control of a number of its business assets, including its remaining voice operations in each of the United Kingdom, Switzerland, Greece, Italy, Canada, the United States, France, Spain, Belgium, The Netherlands and Austria. In addition, in June 2001, five of the Predecessor’s UK subsidiaries were placed by the relevant directors into administration, a form of English law insolvency proceeding. It was through three of these subsidiaries, namely Destia Network Services Limited, Viatel Global Communications Limited and Viatel Communications (UK) Limited, that the Predecessor had hitherto operated its voice and enterprise level businesses in the United Kingdom. The UK voice business was sold in June 2001 and the UK enterprise business was sold, together with the UK leased fiber and capacity network, in July 2001 to ntl Group Limited, in each case by the English administrators. From August 2001 onwards, the Directors of certain German subsidiaries of the Predecessor filed such subsidiaries for insolvency proceedings in Germany. These subsidiaries between them held rights of way and legal/contractual rights to use points of presence (“POPs”), facilities and other premises as were together required for the use of, and access to, the majority of the German network. Following the commencement of insolvency proceedings, the Predecessor lost all control or use of such legal and contractual rights.

     In August 2001, the Predecessor sold its 25% interest in the Yellow Submarine Cable system and its 128 STM-1s of capacity on the Atlantic Crossing 1 cable system to Level 3.

Plan of Reorganization

     The Debtors submitted the Plan of Reorganization as of April 2, 2002 in order to resolve their outstanding creditor claims and stockholder or equity interests. The Plan of Reorganization was confirmed by the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) on May 21, 2002.

     The Plan of Reorganization was filed as an exhibit to the Form 8-K of the Company dated January 22, 2004 (the “January 22 8-K”). The January 22 8-K and exhibits are hereby incorporated by reference in this Form 20-F.

     The Plan of Reorganization contemplated the dissolution of each of the Debtors and the ultimate transfer of the shares in certain non-Debtor subsidiaries to be held under the Company, a newly formed Bermuda company. Accordingly, commencing as of the Effective Date, a series of share transfers was made whereby the European Subsidiaries became wholly-owned direct or indirect subsidiaries of the Company.

     Additionally, under the terms of the Plan of Reorganization, VTL, Inc. (“VTL”), a newly-formed subsidiary of the Predecessor, was authorized to serve as disbursing agent (with the rights to designate other disbursing agents) with respect to distributions required under the Plan of Reorganization. Accordingly, on or after the Effective Date, and to the extent not otherwise disposed of pursuant to the Plan, the Debtors’ Property vested in VTL.

     Under the Plan of Reorganization, ownership of the Debtors’ Property not otherwise disposed of pursuant to the Plan of Reorganization was intended ultimately to pass to, or remain with, the Company or its direct or indirect subsidiaries. Ownership of VTL was transferred to the Company in January 2003.

     Under the Plan of Reorganization, various claims against the Debtors were divided into classes. Holders of certain unclassified claims, including administrative claims and priority tax claims, received payment in cash either on the distribution date, as such claims were liquidated, or in installments over time, as permitted by the Bankruptcy Code, or as agreed with the holders of such claims. All other claims and interests were classified into six classes and received the distributions and recoveries (if any) described in the table below. Under the Plan, equity interests (Class 6) in the Predecessor, including common stock, preferred stock, warrants and options of the Predecessor, were cancelled and the holders of such interests received no distributions.

     Under the Plan of Reorganization, the Company transferred 10,560,000 common shares of the Company, (representing 88% of the common shares of the Company issued in connection with the Plan), to VTL, in its capacity as Disbursing Agent, for distribution to holders of allowed general unsecured claims (Class 4). Additionally, under the Plan of Reorganization, 1,440,000 common shares of the Company were reserved for issuance upon exercise of incentive share options issued or issuable under the Company’s 2002 Equity Incentive Plan (the “Equity Incentive Plan”); see “Item 6. Directors, Senior Management and Employees — Equity Incentive Plan.”

Class description	Treatment under the Plan
Class 1 — Other Priority Claims	Unimpaired
Class 2 — Convenience Claims (Unsecured Claims of Face Amount US$500 or less, excluding any Intercompany Claims)	Unimpaired
Class 3.01 — NTFC Secured Claim	Unimpaired
Class 3.02 — Other Secured Claims	Unimpaired
Class 4 — General Unsecured Claims	Pro-rata share of 88% of 12,000,000 new common shares of the Company of US$0.01 each, issued in connection with the Plan
Class 5 — Intercompany Claims	Extinguished
Class 6 — Interests	Cancelled

     Following the Effective Date, and as contemplated under the Plan of Reorganization, the Board of the Company included the Company’s Chief Executive Officer. Subsequently, three new directors, as nominated by the Creditors’ Committee, were appointed to the Board.

Emergence from Chapter 11

Operations of the Company as at June 7, 2002

     As indicated above, during the course of the Chapter 11 reorganization and prior to the Effective Date, the Predecessor closed, disposed of, or due to the institution of bankruptcy related proceedings, lost control and/or disposed of various businesses and assets including: (1) the Company’s voice businesses, which, as at the commencement of the Chapter 11 action, generated approximately 75% of the Predecessor’s consolidated group revenues; (2) material network interests — both metropolitan and backbone; and (3) interests in transatlantic cables.

     Ultimately, following the various asset and share transfers described above and, as contemplated under the Plan of Reorganization, and through the development of the Company’s business as contemplated thereby, the Company and its direct or indirect subsidiaries became, or, in the case of certain subsidiaries, remained the owners of the European Subsidiaries and of various operational assets including:

•	the European Network;

•	leased capacity to a POP in New York;

•	several inoperative voice switches; and

•	certain receivables and cash-in-hand of the Predecessor.

     The Company’s business plan as set forth in the Plan of Reorganization focused on the exploitation of the European Network, and two primary areas of business supporting customers’ international voice and data communications requirements, namely: (1) clear channel broadband, offering managed bandwidth and optical wave or “wavelength” services; and (2) Internet Protocol (“IP”) transit, transport and Virtual Private Networks (“VPNs”).

Evolution of operations of Viatel from June 7, 2002 until May 2003

     Following an interim review, several months after the Effective Date, of performance against the business plan set forth in the Plan of Reorganization, we determined that we could realize only limited success by focusing solely on the wholesale bandwidth business given the then current market and economic environment.

     Accordingly, in search of expanding our consumer market, in October 2002, we commenced the sale of certain services on a retail basis to SMEs in the United Kingdom through a small in-house telesales organization. We tailored and adapted our products previously offered solely to the wholesale market, to the retail market and introduced certain new products, such as Dedicated Internet Access (“DIA”) and Digital Subscriber Line (“DSL”).

     In furtherance of our entry into the retail sector, in March 2003, we acquired two recognized ISPs, Cybernet (Schweiz) AG (“Cybernet”) in Switzerland, and Netcom Internet Limited (“Netcom”) in the United Kingdom. The business and assets of Cybernet were purchased for a total consideration of

EUR 2.7 million. At acquisition, Cybernet had in excess of 6,500 SME customers. On March 7, 2003, we acquired 100% of the share capital of Netcom for an initial consideration of GBP 450,000, with further deferred consideration payable in the event that certain positive business performance goals were met. At acquisition, Netcom had several hundred SME customers to whom it provided primarily leased-line connectivity to the Internet. As part of the Netcom transaction, Netcom’s dial customer base was hived up to its former parent, Net Access Limited, and Netcom, re-named Viatel Internet Limited (“Viatel Internet”), post-closing, continues to service that customer base through the provision of customer support services for a monthly fee, making Net Access one of Viatel Internet’s largest customers by revenue.

New Viatel Business Plan

     Following the resignation in April 2003 of Michael Mahoney as our Chief Executive Officer, in May 2003, Lucy Woods was appointed as the new Chief Executive Officer. Since her appointment, Lucy Woods has put in place a new senior management team — see “Item 6. Directors, Senior Management and Employees” — and has constructed and developed a new financial model and business plan. Implementation of the New Viatel Business Plan has begun.

Development of the New Viatel Business Plan

     This plan, based on detailed market analysis, in particular of the European “mid-sized” corporate business sector, provides for the roll-out of an enhanced and attractive range of products we believe to be capable of commanding improved revenues and profit margins. The New Viatel Business Plan was presented to members of our Board on July 7, 2003 and formally adopted as the ongoing business plan of the Company on August 11, 2003.

     The goal of the New Viatel Business Plan is to establish Viatel as a leading pan-European provider of Managed IP Services, through organic growth and development and possible corporate acquisition, with emphasis on the sale and provision of IP connectivity and IP value-added services. To the extent practicable, and assuming the consummation of the Proposed Financing or another third party financing resulting in sufficient net proceeds to the Company, the Company intends to explore possible acquisitions of assets or business operations from third parties so as to expand its presence/product offerings and/or customer base in territories in Western Europe.

     Additionally, the New Viatel Business Plan seeks, through the use in particular of in-house systems engineering, to leverage the capabilities of the European Network to support new value-added services; such product development may entail the incurring of further network-related capital expenditure.

     In connection with the implementation of the New Viatel Business Plan, the Company adopted a new corporate brand as of January 10, 2004. The rebranding has been applied to all Viatel operating companies with the exception of Cybernet which will, at present, continue to use the Cybernet name and branding. The rebranding exercise was accompanied by an advertising campaign which is planned to be continued and extended through 2004. The New Viatel Business Plan identifies and targets three distinct business markets, being: (1) Retail; (2) Wholesale; and (3) Cybernet. Each of these business areas is considered in turn.

Retail

     The New Viatel Business Plan provides for additional focus on the SME market, identifying this market as one with significant potential for growth. The New Viatel Business Plan recognized that Viatel’s product offering in this market sector needed significant enhancement and, accordingly, the new product development team, that was brought into the business to revise our product portfolio, has to date concentrated on this market sector.

     Viatel now offers: (1) managed connectivity services, including DIA and xDSL connectivity, allowing us to offer to our customers a variety of different connection speeds and contention ratios; (2) managed hosting and co-location services allowing customers to outsource the hosting of their websites and IT applications; and (3) managed security services, including the management of VPNs. A description of the services offered and/or being developed within each of these categories is set out below (in each case, listed by product name):

     The Viatel managed connectivity services include:

•	Enterprise Business Broadband: a broadband service, with high performance and reliability, designed for the business user. This service is based on a 1-to-1 contention ratio (contention being defined as the number of organisations sharing the same bandwidth); in this way, the customer has effectively its own dedicated bandwidth, maximising service performance.

•	SoHo Business Broadband: a shared broadband service aimed at small offices and people working from home.

•	Dedicated Internet Access: a high bandwidth leased line Internet access utilising our IP Network and worldwide peering agreements.

     The Viatel managed hosting and co-location services include:

•	Co-location: a managed service offering a flexible and cost-effective alternative to an in-house Internet facility. Dedicated full and half racks are available and located in highly secure and monitored (on a 24 hour, 7 days a week basis) facility.

•	Managed Hosting: a service available on RedHat, Linux and Windows operating systems. This service is a managed, dedicated web and Internet applications hosting solution for business customers. Such applications could be a web site, an e-business platform or an SAP application. This service is again located in a highly secure and monitored (on a 24 hour, 7 days a week basis) facility.

     The Viatel managed security devices include:

•	Managed Firewall: a fully managed and dedicated firewall solution. A firewall is a set of hardware and software components used for the protection of a network from unauthorised access. Firewalls might be located in the customer’s premises for DIA and broadband connectivity, or in Viatel’s data centre for managed hosting customers.

•	Managed Anti Spam & Anti Virus: an e-mail scanning service based on a three tier architecture that blocks spam and viruses transmitted over the internet before reaching the customer network.

•	Site-to-Site IPVPN: An Internet Protocol Virtual Private Network (“IPVPN”) service that allows customers to access private data, such as company information, across a public or shared network. The Viatel IPVPN offering takes advantage of a number of access technologies, such as dial, broadband and DIA. IPSec is currently the security protocol used by Viatel.

•	Remote IPVPN: a service that allows customers with a distributed workforce to access company data and systems, such as order entry and work-flow management. An international roaming service option is also available.

Wholesale

     Three types of wholesale customers are identified in the New Viatel Business Plan: carriers (type 1, 2 and 3), content owners and distributors (such as ISPs, storage providers, content distributors and co-location providers) and large network integrators (normally IT consultants or IT outsourcers).

     The portfolio of wholesale products provided to such customers is generally divided between: (i) connectivity services, providing high quality dedicated point-to-point connection for customers who do not wish to purchase dark (unused) fiber and/or to invest in the optronics and network management systems required to enable fiber to carry traffic; and (ii) infrastructure related services, providing customers with high quality dark fiber and co-location services. A description of the services offered within each of these categories is set out below.

     The connectivity services include:

•	Leased Line: an end-to-end, managed, fully redundant and protected synchronous digital hierarchy transmission technology (“SDH”) international private wire service, over varying speeds, that uses the European Network.

•	Wavelength: a service offering greater speed, flexibility and more efficient bandwidth utilisation allowing carriers, ISPs and large corporate customers, effectively, to design and operate their own networks.

•	IP transit: services where, starting with our own network’s IP backbone and then, by purchasing global IP transit from a number of carefully selected partners, we are able to offer our customers the best available connection routes, thus providing our customers with maximum quality, responsiveness and cost- effectiveness.

     The infrastructure services include:

•	Dark Fiber: we offer dark fiber to customers that may wish to make the requisite capital investments in order to carry traffic over fiber; however, we do not expect that there will be an active market for dark fiber in the near future. We may also make available to our customers, in selected locations and facilities, certain ducts on either an outright sale or leased basis.

•	Co-location: services normally provided as ancillary to the aforementioned connectivity and IP transit services. These services allow our customers, who connect directly to our network, to install and operate their equipment in our co-location facilities. A range of add-on services are also offered such as dedicated racks and secure cages designed to allow increased security and remote monitoring of customers’ applications co-located at the facility.

As our business develops, we intend also to sell our retail portfolio on a “white label” basis to resellers at wholesale prices.

Cybernet

     Since its acquisition in March 2003, Cybernet has been a successful company within the Viatel group, realizing positive operating cash flow in each quarter. The New Viatel Business Plan envisages building the Cybernet business through the addition of new products to its existing portfolio, but otherwise continuing its operations in much the same way as it has done since acquisition. Cybernet’s customer base is divided into two categories: SMEs and third party resellers.

     Cybernet’s products, whether offered directly to customers or through third-party channels, have historically principally comprised xDSL products enabling access to the Internet, web-hosting and ancillary services. During 2004, it is planned to broaden Cybernet’s product portfolio and introduce other hosting and security products to their customer base.

     Due to the strength of its name-recognition in Switzerland, at this time, and as noted above, it is intended for Cybernet to continue to trade under the Cybernet brand.

Sales and Service

     Since September 2003, we have been investing in our sales, marketing and customer service functions. We have hired new sales teams to address both the retail and wholesale markets. The new retail team comprises 34 quota-bearing sales representatives as well as bid management, technical support and project managers; this team is wholly-focussed on the UK business-to-business market. The new wholesale team comprises 16 people, including 14 quota-bearing sales representatives. This team is located across the markets of Europe, and we have one person based in the United States. We have also hired a marketing team who are recreating a portfolio of services as well as researching customer requirements across Europe. The focus of the business has been adjusted in line with such requirements. This investment in sales and marketing resource underpins the New Viatel Business Plan and is critical to the future of Viatel.

     In addition to the investment set out above, we have also hired new management for customer service and undertaken a review of, and started improvement actions to, our processes and systems supporting customer service. Our desire is to offer customers a standard of service which becomes a differentiator between the Company and its competitors. More work will be required before this will be possible and it is probable that we will need to make future capital investments in systems to support the service environment.

Segmental Revenue

     The Company’s sole operational activity relates to the provision of telecommunications services enabled by the operation of its European Network. The Company’s management uses financial data internally to make operating decisions and assess performance based upon this one principal activity of the Company. As such, the Company has one reportable segment. Accordingly, the Predecessor’s segment disclosures have been restated.

     Revenues for the period from June 7, 2002 to December 31, 2002 from three principal customers of the European Network represented approximately 40%, 28% and 16% each of consolidated revenues. For the period from January 1, 2002 to June 7, 2002, and the years ended December 31, 2001 and December 31, 2000, no individual customer accounted for greater than 10% of revenues.

     The revenue, (United States Dollars, in thousands) generated by geographic location of customers is as follows:

	Successor	Predecessor	Predecessor	Predecessor
	From June 7,	From January 1,
	2002 to	2002 to	Year ended	Year ended
	December 31,	June 7,	December 31,	December 31,
	2002	2002	2001	2000
Western Europe	2,028	2,301	251,463	458,612
North America	2,136	366	5,166	288,044
Other	—	—	—	7,252

Consolidated	4,164	2,667	256,629	753,908

The European Network

     The European Network remains our major asset. Our network is a high-capacity fiber optic network traversing the United Kingdom, The Netherlands, Belgium, France, Western Germany and Switzerland. This long-haul network has at least 48 fibers installed throughout, with between 72 and 96 fibers (in most terrestrial segments) and 48 fibers (in the two submarine segments, Lowestoft — Zaandvoort and Pevensey Bay — Cayeux-sur-Mer). In addition, our European Network consists of at least one additional spare duct on most terrestrial routes offering potential additional resale or lease opportunities, particularly given the current reluctance of government/local authorities to permit further duct installation.

     The European Network connects 19 cities, including London, Paris, Amsterdam, Brussels, Frankfurt, Düsseldorf, Zurich and Geneva and includes the remaining portion of the German network which was, in part, reacquired through the insolvency proceedings with respect to certain German Viatel subsidiaries. In addition, in the principal cities of London, Amsterdam and Frankfurt, we have dedicated metropolitan rings that allow us to offer additional services within these cities. We also have two wavelengths of leased capacity to New York allowing us to offer transatlantic capacity to our customers.

     Our European Network employs ring configurations and self-healing SDH to provide high reliability and redundancy. One of the key features of such technology is, in the event of any service interruption, the ability for traffic to be rerouted over an alternative path. We have 4 rings at STM-64 and 8 rings at STM-16. The network is equipped with technologically advanced fiber and optical transmission systems, and consists of a uniform configuration of dense wave division multiplexing optronics and Lucent Technologies fiber optic cable on terrestrial routes.

     To support the European Network, we lease 18 co-location facilities across our 6 network countries. These sites are standardly equipped with redundant air conditioning, fire suppression system, batteries/UPS (uninterruptible power supply) back-up for DC and AC power respectively. All these facilities take advantage of remote access and site alarms managed and reported by our Network Operations Centre at Egham, United Kingdom (the “NOC”), which operates on a 24 hours a day, 7 days a week basis.

     To maintain our carrier-class quality of services, irrespective of the types of customer serviced, we have taken a comprehensive approach to network operations. The NOC is backed up by a Disaster Recovery Centre in Amsterdam (the “DRC”), where all the management systems of the NOC are duplicated in their entirety. Both these centers are equipped to detect and handle incidents and, where possible, quickly re-route traffic in the event of a significant interruption.

Competition

     The European telecommunications industry is highly competitive, significantly affected by regulatory changes, marketing and pricing decisions of the larger industry participants and the introduction of new services and transmission methods made possible by recent technological advances. In the context of the provision of business data services, the market is being driven by: a need to provide connectivity/access to centralised data for enterprise-wide use of IP-based applications; growing volumes of email traffic and increasing prevalence of remote working; a continuing trend towards greater use of managed data networks; and, a need to maximize cost efficiencies in expenditure in IT and telecommunications requirements.

     Our ability to succeed in the implementation of the New Viatel Business Plan depends on our ability to compete with a variety of communications providers, including those providing competing networks.

     With regard to our retail services, we expect to compete with two main categories of competitors, being: (1) PTOs such as British Telecom, France Telecom, Deutsche Telekom, Belgacom, KPN and SwissCom; and (2) traditional value-added ISPs. Major pan-European business ISPs include Easynet, PSINet (Europe), VIA NET.WORKS and Claranet.

     With regard to our wholesale services, we expect to face competition from companies such as Global Crossing, LDCom, MCI, COLT Telecom Group and Level 3, each of which currently has broadband networks in operation.

     We believe, however, that we have several significant potential advantages that might allow us to compete effectively. Firstly, our European Network is complete and, for the key cities of London, Amsterdam, Paris, Brussels, Frankfurt, Zurich and Geneva, is lit with significant amounts of surplus capacity. Given the capital and regulatory constraints facing many companies in the European telecommunications sector, we believe it is unlikely that any of our potential competitors will light additional fiber strands or engage in new-dig construction at any time in the foreseeable future. To the extent that, by virtue of our surplus network capacity, the incremental cost to supply new customers is extremely low, this may permit us to compete effectively on price.

     Secondly, our operative network is substantially an own-build network and, as such, is physically diverse from our competitors’ networks, many of which are based on the same infrastructure as a result of capacity swaps undertaken over the past several years. This diversity tends to increase network resilience which is often required by customers, in particular in the context of the support of mission critical data applications.

     Finally, we believe we can compete effectively by developing innovative and fully managed services using existing technology, and focussing on segments characterised by high market growth such as IPVPN, security and business xDSL service. Incumbents, in particular, given their concerns as to product cannibalisation and overall revenue reductions, have less flexibility to focus resources and priorities in this way.

     Notwithstanding the foregoing, many of our expected competitors have substantially greater financial, marketing and other resources than we have. They may be able to deploy more extensive networks or be better able to withstand pricing and other market pressures. In addition, incumbent telecommunications operators generally have additional competitive advantages such as the control of access to local networks, significant operational economies and close ties with national regulatory authorities. See “Item 3. Key Information — Risk Factors.”

The Proposed Financing

     As noted above, our ability in the short-term to continue operations and, ultimately, our successful implementation of the New Viatel Business Plan is dependent on, among other things, successful financing to fund the Company whilst it is experiencing negative cash flow. In this connection, the Company has, since July 2003, been in discussions with potential investors. Pursuant to this activity, on February 9, 2004, the Company executed a Term Sheet with each of: (1) Morgan Stanley; (2) Ahab Capital Management, Inc.; (3) CFSC Wayland Advisers, Inc.; and (4) Värde Partners, Inc. (collectively, the “Investors”), with respect to the Proposed Financing. The Proposed Financing involves the sale and issuance of convertible senior secured notes (the “Notes”) to the Investors as contemplated by the Term Sheet. The Proposed Financing is for an amount of US$50 million, with contemplation being given to a total investment of up to US$60 million. The Proposed Financing was agreed by a special committee of the Board (the “Financing Committee”) and is conditional upon a number of matters, including the passing of specified resolutions (the “Resolutions”) at the April SGM. The Company has convened the April SGM for 11:00 am, Bermuda time, on April 6, 2004. The record date for the April SGM is February 19, 2004.

     The Term Sheet is non-binding, except as to matters such as indemnity, confidentiality, reimbursement of expenses, cooperation and exclusivity. The Company and the Investors are currently in the process of preparing definitive documentation relating to the Proposed Financing. The Proposed Financing is currently expected to close in the second quarter of 2004.

     The Term Sheet and a related press release announcing the signing of the Term Sheet were furnished to the U.S. SEC on a Form 6-K of the Company dated February 9, 2004 (the “February 9 6-K”). The April SGM Notice together with a letter from the Chairman of the Company (the “Chairman’s Letter”) and related documentation, were furnished to the U.S. SEC on the March 10 6-K. Both the February 9 6-K and March 10 6-K and the related exhibits are hereby incorporated herein by reference. You should review the February 9 6-K and March 10 6-K and the related exhibits carefully in conjunction with this Form 20-F. Copies of these and other Company filings with the U.S. SEC are available on our website at www.viatel.com. Alternatively, you can access our U.S. SEC filings online at www.sec.gov. A detailed summary of the provisions of the Term Sheet, the Proposed Financing and related matters — including a description of some of the likely effects of the Proposed Financing on Shareholders, notably the extent to which control of the Company will pass to the Investors or their transferees — is included in the Notice “Part II — Summary of the Proposed Financing”. We urge you to read this summary carefully.

     As currently contemplated under the Term Sheet, the Company would receive US$50 million at closing in consideration of its issuance of Notes to the Investors with the possibility of a total investment of up to US$60 million. Interest on the Notes is currently expected to be 8% per annum, and to be compounded and payable semi-annually by way of additional Notes or, at the Company’s option, in cash. The Notes are expected to have a 10 year maturity, and to be convertible, at the option of the Noteholder, into the Company’s common shares upon the occurrence of certain specified “liquidity events”, such as a change of control or an initial public offering, or if not previously converted, after the ninth anniversary of issuance.

     Upon conversion of the Notes, persons previously holding Notes would hold a significant majority of our common shares. Both prior to and following conversion, material corporate actions will effectively require the consent of the Investors or their transferees. At the time of closing, Morgan Stanley is expected to be the majority investor and, as such, at that time to be in a position to determine the outcome of any vote that is required of the Noteholders.

     It is a condition of the Proposed Financing that our Chief Executive Officer, Lucy Woods, should, as at closing, enter into an employment agreement on terms satisfactory to the Investors. It is also contemplated that, as at or shortly after closing, there will be established an equity compensation plan (separate and apart from the Equity Incentive Plan) for the benefit of senior management. While the terms of such plan are yet to be finalized, it is contemplated that this plan will provide for a variable range of ownership of the Company by participants in the plan, with a potential maximum aggregate ownership by plan participants of 10% of the Company’s equity, where the value of the Company is US$350 million or more. Additionally, it is now expected that Lucy Woods will, as a requirement of the Investors, herself participate in the Proposed Financing through the purchase of Notes in aggregate principal amount of up to US$600,000, with a minimum aggregate principal amount of US$250,000.

     Binding provision is made in the Term Sheet for the Company to negotiate exclusively with the Investors through May 9, 2004, but provision is included to enable the Company to engage in negotiations with potential third party investors in response to any unsolicited bona fide offer of investment which the Financing Committee, in conjunction with the Company’s financial/legal advisers, considers to be more favourable to the Company and our shareholders than the terms of the Proposed Financing. As of the date of this Form 20-F, the Company has not received any such subsequent financing proposals.

     The Investors comprise a group of U.S. financial institutions including Morgan Stanley which itself beneficially owns approximately 12.4% of our ordinary shares. Two of the five serving non-executive Directors, Thomas E. Doster, IV and Edward Greenberg, are senior executives of Morgan Stanley. These two Directors are not members of the Financing Committee and have recused themselves from any involvement on behalf of the Company in connection with the Proposed Financing.

     Upon or shortly after closing, the size of the Board is expected to be increased from six (including the one executive Director, Lucy Woods) to nine, through the appointment by the Investors of three new Directors. It is contemplated that two of these new Directors, while selected by the Investors, will be independent and not affiliates of any of the Investors. The Investors (and their transferees) will thereafter effectively have the right, at any time, to increase the size of the Board and to approve a number of Directors sufficient to cause a majority of the Board to be designees of the Investors (and their transferees).

     Through a combination of these rights to appoint, remove and replace Directors, and their rights to approve/veto material corporate decisions, the Investors (and their transferees) will, under the terms of the Proposed Financing, effectively acquire control of the Company.

     Since the terms of the Term Sheet related to the proposed sale of the Notes are non-binding, no assurance can be given that the Proposed Financing will be consummated, even if all of the Resolutions are adopted by the Shareholders. However, as noted under the item “Approval of the Resolutions” in the Chairman’s Letter, the Resolutions, if approved, will not be considered effective until and upon closing of the Proposed Financing.

Regulation

     Telecommunications is also subject to the new regulatory package and any rules and regulations in the European Union countries that have been or are in the future made or passed to implement such framework. Our activities in Western Europe are subject to such rules and regulations where and to the extent the new regulatory package has been implemented and to any other national rules and regulations governing telecommunications. Such rules and regulations are administered and enforced by the applicable national regulatory authority in each country in which we operate. The level of regulation and the rights that attach to a license (where a license is required) or other authorizations related to telecommunications and other electronic communications vary in each country. In each European Union country in which we operate, we are not considered, as a company, to have significant market power and are not therefore generally subject to the more stringent regulations that may be applied by national regulatory authorities to companies with such power.

     We believe that we possess, or are in a position to obtain, all necessary permits, licenses, and authorizations or to make relevant notifications to operate, and to continue to operate, our business in all the countries in which we operate. However, to the extent we are unable to obtain all such permits, licenses and authorizations or to make relevant notifications, this may have a material impact on our ability to operate in certain of the countries in which our European Network is located which, in turn, could have a material adverse effect on our financial condition and results of operations.

     In the United States, our services are subject to the provisions of the Communications Act of 1934, the regulations of the Federal Communications Commission, as well as the applicable laws and regulations of any states in which we operate. The Company has obtained a Section 214 license, which allows it to operate as an international facilities-based carrier in the United States, and VTL-TP (Bermuda) Limited and VTL, have each notified the FCC that they will trade under this authorization.

     Regulators in the European area countries in which we operate are as follows: (1) Office of Communications, or OFCOM, in the United Kingdom; (2) the Autorité de Regulation des Télécommunications, or ART, the French Regulatory Authority for Telecommunications, in France; (3) the Regulierungsbehörde für Telekommunikation und Post, or Regulatory Authority for Telecommunications and Post, in Germany; (4) the Onafhankelijke Post en Telecommunicatie Autoriteit, or OPTA, in the Netherlands; and (5) the Belgian Institute of Postal and Telecommunications Services, or BIPT, in Belgium. In Switzerland, there is no specific regulatory body; however, telecommunications regulation is determined by the provisions of the Telecommunications Act (Fernmeldegesetz), or FMG and is overseen by the Federal Office of Communication.

     In addition to telecommunications licenses, permits and authorizations, we may also be required to obtain additional construction, zoning, environmental and other permits, licenses and authorizations.

Organizational Structure

     Commencing on the Effective Date, a series of share transfers were made whereby the European Subsidiaries became wholly-owned, direct or indirect, subsidiaries of the Company. The following tables set out our active subsidiaries as at December 31, 2002:

		Ownership by Viatel Holding
Name of Subsidiary	Jurisdiction of Incorporation	(Bermuda) Limited
VTL-TP (Bermuda) Limited	Bermuda	100%
Viatel Holding (Europe) Limited	England and Wales	100%
Viaphone AG	Switzerland	100%
Viatel AG	Switzerland	100%
Viatel Operations SA(1),	France	100%
Viaphone NV	Belgium	100%
Viatel Belgium NV	Belgium	100%
VTL, Inc.(2),	US	100%

Name of Subsidiary	Jurisdiction of Incorporation	Ownership by VTL, Inc.
Viatel Belgium Limited	England and Wales	100%
VTL (UK) Limited	England and Wales	100%
Viatel Circe Assets Limited	England and Wales	100%
Viatel Global Communications B.V.	Netherlands	100%
Viafoperations Communications B.V.	Netherlands	100%

		Ownership by Viatel Holding
Name of Subsidiary	Jurisdiction of Incorporation	(Europe) Limited
Viatel Equipment Limited	England and Wales	100%
Viatel Gateway Limited	England and Wales	100%
Viatel German Asset GmbH	Germany	100%
VTL Telecom GmbH	Germany	100%

(1)	It is a requirement of French law that there be 7 shareholders of a corporation organised as a société anonyme (SA). The minority shares in Viatel Operations SA are held by each of 7 nominee shareholders.

(2)	As from January 6, 2003.

     Our purchase of the business and assets of Cybernet on March 6, 2003 was effected by Viatel AG (a previously inactive subsidiary), which then changed its name to Cybernet (Schweiz) AG.

     Our purchase of the share capital of Netcom was effected on March 7, 2003 by VTL (UK) Limited, upon which Netcom became a wholly-owned subsidiary of VTL (UK) Limited. Netcom changed its name to Viatel Internet Limited on January 12, 2004.

Property, Plant and Equipment

     The European Network and related telecommunications facilities and equipment sites comprise our principal properties. The European Network itself is predominantly own-build, such own-build segments comprising approximately 4,370 route kilometers.

     In addition, we lease, in relation to certain portions of the European Network, various assets including duct (leased duct totaling approximately 790 route kilometers, the main part of which relates to our German backbone), fiber (fiber subject to an IRU totaling approximately 935 route kilometers), fiber and duct on a synthetic ownership basis (totaling approximately 680 route kilometers), a duct on a synthetic ownership basis (totaling approximately 360 route kilometers) and a short section in Switzerland where we lease a section of fiber to take us into each of Zurich and Basle totalling approximately 112 route kilometers.

     The duct and fiber leases were in general acquired for a one-off payment and for separate periods of 20 years.

     In order to keep the European Network and its related facilities fully operational and functional, we have additionally entered into various maintenance agreements. Our maintenance charges for the calendar year 2002 were approximately US$7.7 million.

     We maintain telecommunications facilities in certain premises in which many telecommunications companies also lease facilities (“carrier hotels”). These include our facilities at 60 Hudson Street, New York, Telehouse North and Telehouse East, both in London and also Telehouse Paris. We lease offices in Egham, UK, which include the NOC and our principal executive offices. We also maintain the DRC, a backup network operations center in Amsterdam, The Netherlands, which can be activated in the event that an emergency situation develops at the NOC. Both the NOC and the DRC have been equipped with sophisticated surveillance and control capability, fraud detection and real time transmission quality enhancements and the NOC is capable of remotely monitoring, testing and performing diagnostics on key elements of the European Network.

     In addition, we also maintain co-location facilities, regeneration sites, repeater (or modular optical repeater) sites and points of presence in the countries through which our network runs. We also have approximately 76,000 square feet of equipment room space. The majority of these European locations have leases signed for a minimum term of 20 years, including renewal options for subsequent 5-year periods. These leases have been structured in a way so as to limit the risk of relocation. It is anticipated that prior to termination of any of the leases, we will be able to renew such leases or make other suitable arrangements.

     Set forth in the table below are details of the various leasehold interests held by the Company as at February 29, 2004. References to “POP”, “REGEN”, “MOR” and “COLO” are references to a point of presence, a regeneration site, a modular optical repeater site and co-location space, respectively.

Total Equipment or Facility Area
Property name	Site Type	(leased total area may be larger)
ESSEN (BELGIUM)	REGEN	25 sqm
LEERS-NORD	REGEN	25 sqm
LIEGE	REGEN	25 sqm
ANTWERP WOMMELGEN	MOR	25 sqm
HASSELT	REGEN	25 sqm
ANTWERP BELIEWEG (ALASKA)	MOR	25 sqm
GENT (MERELBEKE)	MOR	25 sqm
GENT (BRUGGE)	REGEN	25 sqm
LEUVEN	REGEN	200 sqm
ESTAMPUIS	MOR	25 sqm
TOURNAI	REGEN	25 sqm
MONS	REGEN	25 sqm
CHARLEROI (CHATELET)	REGEN	25 sqm
ANTWERP VOSVELD 20	Storage (Future POP)	178 sqm offices — 1237 sqm tech
BRUSSELS MIDI (RUE DE FRANCE)	POP	95 sqm

Total Equipment or Facility Area
Property name	Site Type	(leased total area may be larger)
ANTOING	REGEN	25 sqm
NAMUR	REGEN	25 sqm
BRUSSELS TOLL-LAAN	POP/OFFICE	480 sqm + 220 sqm
KORTRIJK	REGEN	25 sqm
AVIGNONET (LAURAGAIS)	MOR	25 sqm
PARIS AUBERVILLERS CEDEX
(VICTOR-HUGO)	RACK SPACE	room 12, 1 rack
AVAILLES-EN-CHATERELLAULT	MINI-POP	25 sqm
LYON (RUE GEORGE MARANNE) 2	POP	16 sqm
L’ISLE ADAM (MOURS) (A16)	MOR	25 sqm
PARIS AUBERVILLIERS CEDEX (GARDINOUX)	POP	1 600 x 600 rack
AZY-SUR-MARNE (NOGENT L’ARTAND)	MOR	25 sqm
MEAUX	MOR	25 sqm
BORDEAUX (MERIGNAC)	POP	1267 sqm
CAYEUX-SUR-MER	REGEN	800 sqm
CAZAN (VERMEGUES)	MOR	25 sqm
CHAROLLES (LP2) (VENDENESSE)	MOR	25 sqm
CONDE-SUR-MARNE	REGEN	25 sqm
CORBEIL (ESSONNES) (LP7)	MOR	25 sqm
COURRIERES	MOR	703 sqm
BIACHES (PERONNE) #1	REGEN	25 sqm
BOURBON (LP3)	MOR	25 sqm
BELLEVILLE (LP1) (MONTMERLE)	MOR	25 sqm
BON-ENCONTRE	MOR	25 sqm
FOS-SUR-MER	MOR	25 sqm
BLOIS	MOR	25 sqm
GRISOLLES	MOR	25 sqm
BLANZAY	MOR	25 sqm
MEILHAN SUR GARONNE	MOR	25 sqm

Total Equipment or Facility Area
Property name	Site Type	(leased total area may be larger)
LAVOURS (LG2)	MOR	25 sqm
BRIARE (LP5)	REGEN	25 sqm
ST MARTIN-DE-BRETHENCOURT	MOR	25 sqm
THOUROTTE	MOR	25 sqm
SOUPPES-SUR-LOING (LP6)	MOR	25 sqm
PICHEGU (ST GILES) (MARNEGA)	MOR	25 sqm
PARIS LA DEFENSE (COURBEVOIE)	POP	415 sqm
POILHES	MOR	25 sqm
PARIS SAINT DENIS	POP	3,716 sqm
MONTFAUCON (CADEROUSSE)	REGEN	25 sqm
TOULOUSE	POP	816 sqm
ARTENAY (ORLEANS)	REGEN	25 sqm
REVIGNY-SUR-ORNAIN (CONTRISSON)	MOR	25 sqm
SAULT BRENAZ (LG1)	MOR	25 sqm
SETE (MONTPELLIER)	REGEN	25 sqm
AMIENS (PARC D’ACTIVITIES)	POP	750 sqm warehouse + 100 sqm office + 5 car parks
ST CHRISTOPHE-DE-DOUBLE	MOR	25 sqm
STRASBOURG	POP	781 sqm
NEVERS (LP4)	MOR	25 sqm
MONTELIMAR (SAULCE SUR RHONE)	MOR	25 sqm
MARSEILLE (4 RUE LEON GOZIAN)	POP	750 sqm
MARSEILLETTE	MOR	95 sqm
XOUAXANGE (HESSE)	MOR	500 sqm
NANCY RUE JAURES	POP	705 sqm
NAMBSHEIM (BS1)	MOR	25 sqm
NERSAC	MOR	25 sqm
PARIS 35 RUE DES JEUNEURS – BASEMENT (BASTILLE)	POP	97 sqm
ANDANCETTE	MOR	25 sqm

Total Equipment or Facility Area
Property name	Site Type	(leased total area may be larger)
PARIS 35 RUE DES JEUNEURS — 2ND FLR (BASTILLE)	POP/OFFICE	327 sqm
VERETZ (TOURS)	MINI-POP	25 sqm
PARIS 38 RUE DES JEUNEURS — 4TH FLR	COLO	7 RACKS
PARIS 35 RUE DES JEUNEURS — 3RD FLR (BASTILLE)	POP/OFFICE	330 sqm
TROUSSEY (VILLOROY SUR MEHOLLE)	MOR	25 sqm
DUSSELDORF IN DER STEELE 29	COLO	1 600 x 800 Cabinet
DERNBACH	MOR	25 sqm
DUSSELDORF HALLE CONNECTAPARK	POP	1400 sqm equipment room plus office
ELTEN	MOR	25 sqm
ERG VERBUNGEMEINDE HAGENBACH	MOR	25 sqm
MANNHEIM	POP	1119 sqm
NAUROD	MOR	25 sqm
LINZ	REGEN	25 sqm
BERG GEWERBEGEIT (NL3)	REGEN	1,390 sqm
BESTONEE (DB2)	MOR	25 sqm
FRANKFURT 19 WEISSMULLERSTRASSE	COLO	1 600 x 800 Cabinet
BERG LANGWIESE (GASLINE)	MOR	25 sqm
KAPPELLA (KAPPELLEN)	MOR	25 sqm
PORZ	MOR	25 sqm
FRANKFURT KASTOR	OFFICE	2 desks (4 desk office)
FRANKFURT 90 KLEYERSTRASSE	MINI-POP/OFFICE	75 sqm
AMSTERDAM SCHIPLUIDENLAAN (DELFLANDLAAN)	POP/OFFICE	695 sqm, 7 car park spaces (basement)
AMSTERDAM NIKHEF BUILDING	REGEN	1 rack
AMSTERDAM WORLD TRADE CENTRE	POP/OFFICE	182 sqm

Total Equipment or Facility Area
Property name	Site Type	(leased total area may be larger)
AMSTERDAM HALFWEG	POP/COLO	1728 sqm
AMSTERDAM 144 GYROKOOPWEG	COLO	3 racks
AMSTERDAM 58 GYROKOOPWEG	UNDETERMINED	1 rack
AMSTERDAM INTERXION	COLO	1 600 x 600 rack
ZANDVOORT	REGEN	342 sqm
LEERSUM	MOR	25 sqm
ROTTERDAM ALBERT PLESMANWEG (SOERWEG 5B)	POP	365 sqm
WORLD FASHION CENTER (17th floor)	Roof site	100 sqm on site
DOORN	MOR	25 sqm
OLTEN	MOR	50 sqm
BASEL	POP	4 racks
BERN	POP	50 sqm
EPENDES	REGEN	100 sqm
ZURICH 225 JOSEF STR	POP	2 racks
ZURICH 569 BADENEERSTRASSE	POP	810 sqm
GENEVA	POP	77 sqm
LONDON PARK STREET	POP	25 sqm
SNOW HILL	MOR	25 sqm
POLEGATE	REGEN	80 sqm (equipment room)
PEASE POTTAGE	MOR	77 sqm
PAKENHAM	MOR	25 sqm
MANCHESTER WILLIAMS HOUSE	POP	1 rack
LONDON TELEHOUSE NORTH	POP/OFFICE	243 sqm (2600 sq ft)
LONDON GLOBAL SWITCH	REGEN	1 rack 1 duct
EGHAM BLAYS BASEMENT	WAREHOUSE	257 sqm
EGHAM INBUCON HOUSE	POP/OFFICE/NOC	1405 sqm
LONDON 8 HARBOUR EXCHANGE (TELECITY 2)	MOR	1 rack — ref 1 Z 18
LONDON TELEHOUSE NORTH (NETCOM)	POP	3 racks

Total Equipment or Facility Area
Property name	Site Type	(leased total area may be larger)
LONDON BRICK LANE (INTERXION)	COLO	1 x 600 x 600 rack
LONDON TELEHOUSE EAST	POP	3 rack
LONDON HOSTING CENTRE (PSINET)	REGEN	3 racks
LOWESTOFT	REGEN	25 sqm
BRACKNELL	OFFICE	2,240 sqm
LONDON 7 HARBOUR EXCHANGE (REDBUS)	REGEN	1 rack 8th floor
LONDON BONNINGTON HOUSE (TELECITY 1)	REGEN	4 racks
STAMFORD CONNECTICUT	OFFICE	Suite 406
NEW YORK PARK AVENUE	REGUS OFFICES	Regus
NEW YORK 60 HUDSON	POP	550 sqm

     Aggregated rental payments for the calendar year 2002 and fiscal year 2003 were approximately US$10.7 million and US$6.5 million, respectively.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion should be read in conjunction with our financial statements and the notes thereto included elsewhere in this Form 20-F. The following discussion includes certain forward-looking statements. See “Forward Looking Statements” on page 2. For a discussion of important factors, see “Item 3. Key Information — Risk Factors.”

General

     The financial information presented in this report comprises the audited consolidated financial information of: (1) the Company as at December 31, 2002 and for the period from June 7, 2002 to December 31, 2002; (2) the Predecessor as at and for the years ended December 31, 2001 and 2000 and for the period from January 1, 2002 to June 7, 2002; and (3) combined financial information for the Company and the Predecessor for the year ended December 31, 2002 which is unaudited, combined historical data on an aggregate basis for such period.

     The audited consolidated financial statements of the Company for the period from June 7, 2002 to December 31, 2002 were previously included in a “Report to Shareholders” which was provided to the Company’s shareholders prior to the Annual General Meeting on December 29, 2003 and was filed on Form 6-K with the U.S. SEC. The audited consolidated financial statements included in this Form 20-F differ from those previously filed due to the recognition of a French Value Added Tax liability in the amount of US$6.1 million which was notified to the Company in February 2004. This item constitutes an adjusting post balance sheet event and, as such, has been recorded in the statement of operations for the period ended December 31, 2002 and in the balance sheet as at that date.

     On May 2, 2001, the Predecessor, on behalf of itself and the Debtors filed a voluntary petition for relief under Chapter 11. The Plan of Reorganization was confirmed by the Bankruptcy Court on May 21, 2002 and consummated on June 7, 2002. The Company succeeded to certain business operations and assets of the Predecessor as a consequence of the Plan of Reorganization. See “Item 4. Information on the Company — Chapter 11 Reorganization” and “Emergence from Chapter 11”.

     On June 7, 2002, the Company adopted fresh-start reporting in accordance with SOP 90-7.

Critical Accounting Policies and Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the relevant reporting periods. Accounting estimates are an integral part of the financial statements prepared by management and are based on management’s current judgments. Those judgments are based on knowledge and experience about past and current events and assumptions about future events.

     We believe the following to be our critical accounting estimates because they are important to the portrayal of our financial condition and results of operations and require critical management judgments and estimates about matters that are uncertain. If actual results or events differ materially from those contemplated by management in making these estimates, our results of operations could be materially affected.

Fresh Start Reporting

     On June 7, 2002, the Company adopted “fresh start reporting” in accordance with SOP 90-7.

     Under fresh start reporting, a new, viable entity is created for financial reporting purposes; the Company’s consolidated financial statements have been prepared for that new entity on that basis applying the following main principles:

•	the reorganization value of the entity should be allocated to the entity’s assets in conformity with the procedures specified by Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS No. 141”) for transactions reported on the basis of the purchase method; and

•	each liability existing as at the Effective Date, other than deferred taxes, should be stated at present values of amounts to be paid determined at appropriate current interest rates.

     The reorganization value was primarily determined on a discounted cash flow analysis utilizing both recent operating results and future projected cash flows over the estimated lives of the network assets. The reorganization value was allocated to individual assets and liabilities based on the work of outside financial advisors as well as internal valuation estimates using the discounted cash flow analysis referred to above.

     Included in the balance sheet at the Effective Date are amounts considered to be pre-confirmation contingencies in accordance with AICPA Practice Bulletin 11, “Accounting for Pre-confirmation Contingencies in Fresh Start Reporting”. Subsequent revisions to the pre-confirmation contingencies are reported in the statement of operations. In our case pre-confirmation contingencies include amounts realized and to be realized from the claims made by the Predecessor in the bankruptcy proceedings of certain subsidiaries. An estimate was made as at the Effective Date of the certain recoveries and to the extent actual recoveries are in excess of those estimated at the Effective Date we have recorded a gain through the statement of operations. Liabilities, such as that for VAT in France, of which there was no actual knowledge yet relate to the Predecessor’s subsidiaries transferred to the Company are reflected in the same way and the charge has been recorded in the statement of operations.

Revenue and Cost of Services and Sales

     Capacity sales made by the Predecessor mainly represented indefeasible rights of use for sales of portions of the network that qualify for sales-type lease accounting. Revenue for capacity sales is recognized when capacity is delivered to the purchaser. Such revenues were recognized in accordance with Interpretation No. 43 of the Financial Accounting Standards Board (“FASB”), “Real Estate Sales, an interpretation of FASB Statement No. 66” (“FIN 43”) and the SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”. Transactions not meeting the criteria for sales-type lease accounting were accounted for as operating leases, with revenue being recognized over the term of the lease and included in communications services revenue.

     The Company records communication services revenue as earned at the time services are provided. The related cost of communication services is reported in the same period.

     Annual operating and maintenance charges are invoiced separately from capacity sales. Revenues relating to such maintenance charges are recognized over the period in which the service is provided. Deferred revenue also includes amounts invoiced for standby maintenance applicable to future periods.

     Operations and maintenance costs are expensed over the period to which the expenditure relates.

     Predecessor’s cost of capacity in any period is determined based upon the ratio of total capacity sold and total anticipated capacity to be utilized multiplied by the related costs of the relevant portion of Predecessor’s network.

     Costs relating to the short-term lease of capacity are recognized over the period of the contract. The costs of network service products are expensed over the period of the recognition of the corresponding revenue.

Impairment of Long-lived Assets

     The Company periodically reviews events and changes in circumstances to determine whether the recoverability of the carrying value of long-lived assets should be reassessed. Should events or circumstances indicate that the carrying value may not be recoverable based on undiscounted future cash flows, an impairment loss measured by the difference between the fair value and the carrying value of long-lived assets would be recognized. Fair value is generally determined based upon an estimate of the discounted future net cash flows to be generated by the assets.

     Under the testing for impairment, estimates of future cash flows are used to test the recoverability of a long-lived asset, and are based on the existing service potential of the asset. These estimates exclude cash flows associated with future capital expenditures that would increase the service potential of the long-lived asset.

     As at December 31, 2001 we considered our entire network infrastructure to be impaired. We determined the impairment by reference to the Reorganization Value agreed as part of the confirmation of our Plan of Reorganization, as the Reorganization Value represents the value of the business as a going concern.

Results of Operations

     Due to the adoption of fresh start reporting as of June 7, 2002, the Company’s post-fresh start balance sheet, statement of operations and statement of cash flows have not been prepared on a consistent basis with, and are therefore generally not comparable to, those of the Predecessor. In accordance with SOP 90-7, the Company’s balance sheet, statement of operations and statement of cash flows have been presented separately from those of the Predecessor.

     Year-on-year movements in the statement of operations have been principally caused by the exiting from the Predecessor’s voice businesses and enterprise businesses in multiple jurisdictions during 2001. The fiscal year ended December 31, 2000 includes a full year of operations of all of the Predecessor’s businesses; the fiscal year ended December 31, 2001 includes a partial year of operations of all of the Predecessor’s businesses, with the remainder of the year being more limited business activity, similar to the Company’s ongoing business. During the year ended December 31, 2002, the Predecessor and the Company operated similar businesses. For a greater description of the evolution of the businesses of both the Predecessor and the Company, see “Item 4. Information on the Company”.

     Certain of the Company’s line items in the statement of operations were not affected by the adoption of fresh start reporting. Therefore, for these line items, the Predecessor’s 2002 amounts have been combined with the Company’s 2002 amounts for comparison and analysis purposes herein, as shown in the table below. For those items affected by the adoption of fresh start reporting, the total in the column below is shown as “N/A”.

	Successor	Predecessor			Predecessor
	Jun. 7–Dec. 31, 2002	Jan. 1–Jun. 7, 2002	Total(1)		Year Ended December 31,
	(A)	(B)	(A+B)		2001		2000
	US$	US$	US$	%of revenue	US$	% of revenue	US$	% of revenue
Revenue	4,164	2,667	6,831	100	256,629	100	753,908	100
Cost of service & sales	(1,506)	(1,518)	(3,024)	(44)	(170,463)	(66)	(552,110)	(73)
Selling, general & administrative	(30,840)	(26,502)	(57,342)	(839)	(115,245)	(45)	(358,729)	(48)
Gains on amounts due from bankruptcy estates	25,003	—	N/A	N/A	—	—	—	—
Restructuring and impairment	—	(908)	(908)	(13)	(1,278,640)	(498)	(899,999)	(119)
Depreciation and amortization	(2,458)	(1,736)	(4,194)	(61)	(119,920)	(47)	(303,168)	(40)

	Successor	Predecessor			Predecessor
	Jun. 7–Dec. 31, 2002	Jan. 1–Jun. 7, 2002	Total(1)		Year Ended December 31,
	(A)	(B)	(A+B)		2001		2000
	US$	US$	US$	%of revenue	US$	% of revenue	US$	% of revenue
Operating loss before reorganization items	(5,637)	(27,997)	N/A	N/A	(1,427,639)	(556)	(1,360,098)	(180)
Reorganization items	—	2,662,669	N/A	N/A	—	—	—	—

Operating (loss) / income	(5,637)	2,634,672	N/A	N/A	(1,427,639)	(556)	(1,360,098)	(180)

Interest and other income	986	1,007	1,993	29	8,019	3	31,981	4
Interest expense	(11)	(63)	(74)	(1)	(83,965)	(33)	(212,630)	(28)

Net (loss) / income	(4,662)	2,635,616	N/A	N/A	(1,503,585)	(586)	(1,540,747)	(204)

(1)	where not affected by adoption of fresh start reporting

Foreign Currency

     We have exposure to fluctuations in foreign currencies relative to the United States Dollar as a result of billing portions of our communications services revenue in Pounds Sterling, Swiss Francs and United States Dollars while many of our ongoing obligations, including a substantial portion of the costs of operating our network, are denominated in Euros.

     To hedge against this risk, upon emergence from Chapter 11, we exchanged our cash balances pro rata into those currencies in which we anticipated our expenditure to occur.

Inflation

     We do not believe that inflation has had a significant effect on our operations to date.

Results of Operations for the year ended December 31, 2002 as compared with the year ended December 31, 2001

     The following discussion provides a comparison of the results of operations of the Company and the Predecessor on a combined basis for the year ended December 31, 2002 with the historical results of operations of the Predecessor for the year ended December 31, 2001. The discussion is provided for comparative purposes only. Please note that the value of such a comparison may be limited. The results of operations for the year ended December 31, 2002 combines the results of operations for the Predecessor for the period from January 1, 2002 to June 7, 2002 with the results of operations for the Company for the period from June 7, 2002 to December 31, 2002. Such combined financial information does not necessarily reflect the results of operations that either the Predecessor or the Company would have achieved during 2002. The combined financial information for the year ended December 31, 2002 is merely such combined historical data on an aggregate basis and does not attempt to give pro forma effect to the acquisitions of assets by the Company in 2003, transactions related to the Plan of Reorganization or any other events which occurred during or after the period. In addition, the Company has a significantly different capital structure than the Predecessor as a result of its Chapter 11 reorganization.

Revenue

     For the period from January 1, 2002 to June 7, 2002, we recognized revenues of US$2.7 million compared to US$256.6 million for the year ended December 31, 2001. For the period from June 7, 2002 to December 31, 2002, revenue was US$4.2 million. For the year ended December 31, 2002, total revenue on a combined basis was US$6.8 million, a decrease of 97% over the fiscal year ended December 31, 2001. This decrease is primarily due to exiting from the Predecessor’s voice businesses and enterprise businesses in multiple jurisdictions during 2001. Additionally, during 2001, a number of customers ceased using the service that we were providing due to their own insolvencies.

     Our revenues have been derived primarily from the provision of telecommunications services in Europe. These services are marketed and sold to different classes of customer on a wholesale or a retail basis. By wholesale customers, we generally refer to other telecommunications companies (or “carriers”) and by retail customers, we generally refer to SME customers. The majority of our revenues are billed based on a periodic billing basis, monthly, quarterly or annually, based upon contracted service fees. A small percentage of our revenues, such as access fees to our collocation facilities are billed based upon specific service requests from our customers.

     A significant proportion of the Predecessor’s revenues were billed on a usage basis, in particular on minutes of voice telecommunications traffic. The Predecessor sold such services to other carriers, to SME customers and also to private individuals.

     Revenue from communications services in the period from January 1, 2002 to June 7, 2002 was US$1.2 million, while communications services revenues in the period from June 7, 2002 to December 31, 2002 was US$2.8 million, comprising 46% and 67%, respectively, of the revenues recognized in the respective period. The reason for the increase from the first to the second period in 2002 was due to the Company’s sales activities increasing following emergence from bankruptcy protection.

     For the fiscal year ended December 31, 2001, revenues from such communications services amounted to US$240.1 million, or 94% of total revenues for that period. For the year ended December 31, 2002, total communications services revenue on a combined basis was US$4.0 million, a decrease of 98% over the fiscal year ended December 31, 2001. The reason for this decrease is primarily due to exiting from the Predecessor’s voice businesses and enterprise businesses in multiple jurisdictions during 2001 and due to a number of our customers ceasing to use the service that we were providing due to their own insolvencies.

     Operations and maintenance fees are revenues that we derive from customers who have in the past purchased certain interests in network capacity. Such revenues are contracted at the time of initial purchase and reflect charges that we make to such customers for the ongoing maintenance of their portion of the network capacity they have purchased.

     Revenue from operations and maintenance fees in the period from January 1, 2002 to June 7, 2002 was US$1.5 million, while operations and maintenance fee revenues in the period from June 7, 2002 to December 31, 2002 was US$1.4 million, comprising 54% and 33%, respectively, of the revenues recognized in the respective period. This revenue has remained generally consistent between the two periods, as we have retained the customers with long-term interests in network capacity.

     For the fiscal year ended December 31, 2001, such operations and maintenance fee revenues amounted to US$4.3 million, or 2% of total revenues for that period. For the year ended December 31, 2002, total operations and maintenance fee revenue on a combined basis was US$2.8 million, a decrease of 33% over the fiscal year ended December 31, 2001. This decrease was due to a suspension of such services to certain customers while their insolvency proceedings were in progress.

     The Predecessor’s revenues in the past have also included revenues from capacity sales. Capacity sales mainly represent indefeasible rights of use for sales of portions of our network that qualify for sales-type lease accounting. Transactions that do not meet the criteria for sales-type lease accounting are accounted for as operating leases and revenue is recognized over the term of the lease and is included in communications services revenue. For the fiscal year ended December 31, 2001, capacity sales revenues amounted to US$12.3 million, or 5% of total revenues for that period. No such revenues were recognized in the year ended December 31, 2002. This 100% decrease was due principally to the change in market conditions and demand for such services.

     Each revenue source has a different impact on our results of operations. As a consequence of our substantial network assets, the costs of which are not generally included in costs of sales, our wholesale connectivity services provide increased gross profit margins. Our retail revenues are more reliant upon services acquired from third parties.

Cost of Services and Sales

     Our cost of services and sales can be classified into three general categories: access costs, backbone network costs and cost of capacity sales. Access costs generally represent the costs associated with connecting a customer’s premises to the closest access point on our network. Access costs vary depending upon the distance from our network to the customer’s premises and from country-to-country.

     Backbone network costs represent the third party costs of providing connectivity to locations where we do not own our own network infrastructure. Cost of capacity sales reflect the carrying book value of any network assets which are sold subject to sales-type lease accounting.

     For the period from January 1, 2002 to June 7, 2002, we incurred costs of services and sales of US$1.5 million, or 57% of total revenue for such period, compared to US$170.5 million for the year ended December 31, 2001, or 66% of total revenue for such period. For the period from June 7, 2002 to December 31, 2002, costs of services and sales were US$1.5 million, or 36% of total revenue for such period. For the year ended December 31, 2002, total costs of services and sales on a combined basis were US$3.0 million, or 44% of total revenues for such period, a decrease of 98% over the fiscal year ended December 31, 2001.

     The gross margin generated by the revenues and related costs of services and sales for the period from January 1, 2002 to June 7, 2002 was 43%, while for the period from June 7, 2002 to December 31, 2002 it was 64%, giving rise to a gross margin on a combined basis for the year ended December 31, 2002 of 56% compared with a gross margin for the fiscal year ended December 31, 2001 of 34%. The principal reason for the significantly improved margin percentage in 2002 is due to the fact that the Company was no longer operating in the retail voice or wholesale voice markets, which typically have low gross margin percentages. Additionally, the gross margin percentage in fiscal 2001 was depressed by the rapid shut-down of the Predecessor’s voice switching capabilities in certain countries, giving rise to items which could not be invoiced.

Selling, General and Administrative Expenses

     Our selling, general and administrative expenses include network property lease and related costs, periodic right of way and wayleave costs, repair and maintenance costs, advertising and promotional costs; commissions paid to sales representatives; bad debt expense; and overhead costs associated with our headquarters, back-office, network operations center and sales offices.

     A significant proportion of our total selling, general and administrative expenses is currently accounted for by costs which are related to the continued operation of our network; such costs are unavoidable if we continue to operate the network on its current footprint and level of service. As a result the selling, general and administrative expenses to revenue ratio is significantly higher in 2002 than 2001 or 2000.

     For the period from January 1, 2002 to June 7, 2002, we incurred selling, general and administrative expenses of US$26.5 million compared to US$115.2 million for the year ended December 31, 2001. For the period from June 7, 2002 to December 31, 2002, selling, general and administrative expenses were US$30.8 million. For the year ended December 31, 2002, total selling, general and administrative expenses on a combined basis were US$57.3 million, a decrease of 50% over the fiscal year ended December 31, 2001. This reduction arose from the cost-cutting measures implemented both before and during Predecessor’s bankruptcy proceedings, and the filing for insolvency of a number of Predecessor’s European subsidiaries. Additionally, certain network segments were abandoned because their costs exceeded any projected benefits from their continued ownership. These included the transatlantic cable and a significant portion of the German network (see “Item 4 — Information on the Company”). As a consequence, we no longer bear any of the costs associated with those network segments.

     The principal reason for the increase in selling, general and administrative expenses from the first to the second period in 2002 was due to a charge incurred in the period from June 7, 2002 to December 31, 2002 for a repayment due to the French VAT authorities in the amount of US$6.1 million.

Gains on amounts due from bankruptcy estates — Successor only

     For the period from June 7, 2002 to December 31, 2002, we recognized gains on amounts due from bankruptcy estates of US$25.0 million, or 600% of revenues for that period. This item has arisen due to Predecessor’s position as a significant creditor in the estates of several of its subsidiaries which were forced to enter bankruptcy proceedings and significantly greater receipts than were forecast at the time of our emergence from Chapter 11 proceedings. The final amounts to be received ultimately depend upon the success of the liquidation processes and are considered pre-confirmation contingencies in accordance with AICPA Practice Bulletin 11 — “Accounting for Pre-confirmation Contingencies in Fresh Start Reporting”. Subsequent revisions to the pre-confirmation contingencies are reported in the statement of operations. As this item results from the adoption of fresh start reporting, Predecessor had no such gains in its statements of operations.

     Gains on amounts due from bankruptcy estates will continue to occur until such bankruptcy estates are finally liquidated, which is anticipated during 2004. Due to their nature, such gains are unpredictable in size and timing and are only recognised when confirmation is received from the liquidator; however, management currently believes that the amount recognized in 2002 will be the largest such gain recognized.

Restructuring and Impairment

     For the period from January 1, 2002 to June 7, 2002, we incurred an expense of US$0.9 million for restructuring and impairment compared with an expense of US$1,278.6 million for the year ended December 31, 2001. For the period from June 7, 2002 to December 31, 2002, we incurred no restructuring or impairment charges; therefore on a combined basis for the year ended December 31, 2002, the restructuring and impairment expense was US$0.9 million. The expense incurred in fiscal year ended December 31, 2001 was principally as a result of writing down the value of network assets as well as the goodwill associated with the acquisition of the Viatel Global Communications Limited business in 2000 from AT&T.

Depreciation and Amortization

     Depreciation and amortization expense includes charges relating to depreciation of property and equipment, which consist principally of our fiber-optic network, as well as telecommunications-related equipment such as leasehold improvements at our PoPs, furniture and equipment and amortization of intangible assets. We depreciate our network over periods ranging from five to twenty years and amortize our intangible assets over periods ranging from one to seven years.

     For the period from January 1, 2002 to June 7, 2002, we recorded depreciation and amortization expense of US$1.7 million compared to US$119.9 million for the year ended December 31, 2001. For the period from June 7, 2002 to December 31, 2002, depreciation and amortization expenses amounted to US$2.5 million. For the year ended December 31, 2002, total depreciation and amortization expense on a combined basis was US$4.2 million, a decrease of 97% over the fiscal year ended December 31, 2001. This reduction is due to the lower carrying value of the assets in question, following the significant write-downs referred to in the discussion on restructuring and impairment above.

Operating loss before reorganization items

     For the period from January 1, 2002 to June 7, 2002, we recorded an operating loss before reorganization items of US$28.0 million (or 1,049% of revenue) compared to an operating loss of US$1,427.6 million (or 556% of revenue) for the year ended December 31, 2001. For the period from June 7, 2002 to December 31, 2002, we recorded an operating loss before reorganization items of US$5.6 million (or 135% of revenue).

     The lower level of operating loss before reorganization items for the period from June 7, 2002 to December 31, 2002 arose not as a consequence of the underlying business activities of Successor, but as a consequence of the gains recognized on the amounts due from bankruptcy estates. In the absence of such gains of US$25.0 million, the underlying operating loss before reorganization items for that period would have been US$30.6 million, which would lead the underlying operating loss before reorganization items on a combined basis for the year ended December 31, 2002 to be US$58.6 million, a reduction of 96% on the operating loss before reorganization items for the year ended December 31, 2001.

Reorganization Items — Predecessor only

     For the period from January 1, 2002 to June 7, 2002, we recorded fresh start adjustment income of US$2,662.7 million as a consequence of the adoption of fresh start reporting. This income arises principally from a gain on debt discharge and equity restructuring of Predecessor.

Interest and Other Income

     Interest was earned on cash balances held by certain of the Group’s subsidiaries, which has been invested principally in overnight, week-to-week or month-to-month treasury deposits.

     For the period from January 1, 2002 to June 7, 2002, we recognized interest income of US$1.0 million compared to US$8.0 million for the year ended December 31, 2001. For the period from June 7, 2002 to December 31, 2002, we recorded interest income of US$1.0 million. For the year ended December 31, 2002, the interest income on a combined basis was US$2.0 million, a decrease of 75% over the fiscal year ended December 31, 2001. The interest income decrease was due to the lower cash balances being held by the group in 2002 compared with 2001 and the lower interest rates available in the market.

Interest Expense

     For the period from January 1, 2002 to June 7, 2002, we recorded interest expense of US$0.1 million compared to US$84.0 million for the year ended December 31, 2001. For the period from June 7, 2002 to December 31, 2002, interest expenses amounted to US$0.0 million. For the year ended December 31, 2002, total interest expense on a combined basis was US$0.1 million, a decrease of 99% over the fiscal year ended December 31, 2001.

     Prior to the filing for protection under Chapter 11 of the Bankruptcy Code, the Predecessor had significant amounts of interest-bearing indebtedness. From the date of the filing, no further interest was accrued and, following application of the fresh start adjustments, all the indebtedness of the Predecessor was converted to equity of the Successor. As a consequence, interest expense has been virtually eliminated between the fiscal year ended December 31, 2001 and year ended December 31, 2002.

Net (loss)/income

     For the period from January 1, 2002 to June 7, 2002, we recorded net income of US$2,635.6 million compared to a net loss of US$1,503.6 million for the year ended December 31, 2001. For the period from June 7, 2002 to December 31, 2002, we recorded a net loss of US$4.6 million.

     The net income recorded in the period from January 1, 2002 to June 7, 2002, and on a combined basis for the year ended December 31, 2002, was not as a consequence of the underlying operating activities of Predecessor’s business, but arose as a consequence of the effect of the application of fresh start accounting.

Results of Operations for the year ended December 31, 2001 as compared with the year ended December 31, 2000

Revenue

     For the fiscal year ended December 31, 2001, revenues were US$256.6 million compared with US$753.9 million for fiscal year ended December 31, 2000, a decline of 66%. This was principally as a consequence of the Predecessor exiting the majority of its businesses either at the point of filing for bankruptcy protection or as part of the restructuring plan that Predecessor had announced in January 2001.

     Revenue from communications services was US$240.1 million or 94% of total revenues in 2001 compared with US$646.5 million or 85% of total revenues in 2000, a decrease of 63%, as a consequence of the factors disclosed above.

     Revenue from operations and maintenance fees was US$4.2 million or 2% of total revenues in 2001 compared with US$4.5 million or 1% of total revenues in 2000, a decrease of 5%, as a consequence of certain customers no longer taking long-term capacity services from Predecessor due to their insolvency proceedings.

     Revenue from capacity sales fell from US$103.0 million or 14% of total revenues in fiscal 2000 to US$12.3 million, or 5% of total revenues in fiscal 2001. As previously indicated, this decline was partly a result of the difficult market conditions for the telecommunications industry, giving rise to a significant decline in the demand for such products.

Cost of Services and Sales

     For the fiscal year ended December 31, 2001, costs of services and sales were US$170.5 million compared with US$552.1 million for fiscal year ended December 31, 2000, a decline of 69%.

     This level of costs of services and sales led to a gross margin percentage in 2001 of 34% compared with a gross margin percentage of 27% in fiscal 2000, being an increase of 7 percentage points. The gross margin percentage in fiscal 2001 was improved by the shut-down of the Predecessor’s low-margin wholesale voice switching capabilities in certain countries early in 2001. This offset the impact from the mix of revenues, with higher-margin capacity sales falling as a percentage of revenues from 14% in fiscal 2000 to 5% in fiscal 2001.

Selling, General and Administrative Expenses

     Selling general and administrative expenses for the fiscal year ended December 31, 2001 were US$115.2 million compared with US$358.7 million in the fiscal year ended December 31, 2000, a decrease of US$243.5 million, or 68%. This was due to the fact that Predecessor was only undertaking its full business activities up to its filing for bankruptcy protection in May 2001. Additionally, the previously-announced cost cutting activities also came into effect during the first half of 2001.

Restructuring and Impairment

     For the year ended December 31, 2001, restructuring and impairment charges were US$1,278.6 million compared with US$900.0 million in the year ended December 31, 2000, an increase of 42%.

     The expense incurred in fiscal year ended December 31, 2001 was principally as a result of writing down of the value of network assets as well as the goodwill associated with the acquisition of the Viatel Global Communications Ltd. business in 2000 from AT&T. In the fiscal year ended December 31, 2000, restructuring and impairment charges arose from writing down the goodwill associated with the acquisitions of Flat Rate and Destia in 1999.

Depreciation and Amortization

     For the year ended December 31, 2001, depreciation and amortization charges were US$119.8 million compared with US$303.2 million in the year ended December 31, 2000, a decrease of 60%. The reason for the decrease in this charge is the reduction in the carrying value of the assets being depreciated, principally as a consequence of the charges taken to restructuring and impairment in the two years in question.

Operating loss

     For the year ended December 31, 2001, the Predecessor recorded an operating loss of US$1,427.6 million compared with an operating loss of US$1,360.1 million for the year ended December 31, 2000, an increase of 5%.

Interest and Other Income

     For the year ended December 31, 2001, the Predecessor recognized interest income of US$8.0 million compared to US$32.0 million for the year ended December 31, 2000, a decrease of 75%. The interest income decrease was principally due to the lower cash balances being held by Predecessor in fiscal 2001 compared with 2000.

Interest Expense

     For the year ended December 31, 2001 the Predecessor recorded interest expense of US$84.0 million compared to US$212.6 million for the year ended December 31, 2000, a decrease of 60%. Prior to the filing for protection under Chapter 11 of the Bankruptcy Code, the Predecessor had significant amounts of interest-bearing indebtedness. From the date of the filing, no further interest was accrued, leading to this reduction in interest expense.

Net loss

     For the year ended December 31, 2001 the Predecessor recorded a net loss of US$1,503.6 million compared to US$1,540.7 million for the year ended December 31, 2000, a decrease of 2%.

Liquidity and Capital Resources

     The Company and the Predecessor have experienced significant net losses from operations and negative cash flows from operations for most of their history. We are currently operating at a net loss and experiencing negative cash flows through 2004 and expect to continue to do so until the last quarter of 2005 as we continue to implement the New Viatel Business Plan and expand our business.

     As of February 29, 2004, our available cash amounted to US$22.4 million. As of December 31, 2003, our available cash amounted to US$27.2 million and as of December 31, 2002, our available cash amounted to US$53.4 million. Since the Effective Date, we have met our cash requirements through the cash transferred to us from Predecessor, from recoveries from the bankruptcy proceedings of certain subsidiaries of the Predecessor and interest income on short-term investments.

     We currently have very limited financial resources available to support our ongoing operations, to fund the New Viatel Business Plan and to pay our ongoing operational obligations as they become due. We are now in the process of reviewing our operating budgets and financial forecasts for the current year and later periods.

     Even if we are successful in implementing all of our planned initiatives in a timely manner, however, our projections would indicate that we will not generate positive cash flows on a monthly basis until into the last quarter of 2005.

     Our cash requirements and financial resources may vary significantly from our current operating budgets and financial forecasts, however, based on many factors. These factors include those set forth under the caption “Item 3. Key Information — Risk Factors” in this Form 20-F.

     Subject to such uncertainties, we currently believe that our existing capital resources and cash from operations will be insufficient to enable us to satisfy our expected cash funding and working capital requirements through and beyond the second quarter of 2004. See “Item 3. Key Information — Risk Factors” in this Form 20-F.

     As disclosed above — see in particular “Item 3. Key Information — Risk Factors” and “Item 4. Information on the Company — Introduction and Basic Overview” and “— Proposed Financing”, on February 9, 2004, the Company executed a Term Sheet with a group of investors for the proposed issuance of US$50 million of senior convertible debt securities, with consideration being given to a total investment of up to US$60 million. The Company currently anticipates the conclusion of the financing within the second quarter of 2004. The Term Sheet is, however, non-binding and therefore no assurance can be given that the Proposed Financing will be consummated then, or at all. If the Company cannot obtain acceptable financing, we will be forced to dramatically reduce cash requirements or to raise cash, by discontinuing or disposing of existing development programs or business operations, by selling assets or otherwise. If these measures were to be inadequate, we would likely become insolvent.

Commitments

     The following table provides a summary of our expected obligations and commitments to make future payments under contracts, contractual obligations and commercial commitments as at December 31, 2002:

Contractual Obligations

		Less than			More than
	TOTAL	1 year	1-3 years	3-5 years	5 years
	(United States Dollars in thousands)
Standby maintenance contracts	8,242	565	1,069	990	5,618
Operating leases	52,821	4,541	8,330	7,198	32,752

Total contractual cash commitments	61,063	5,106	9,399	8,188	38,370

     This table excludes contracts entered into shortly before the year end, in the normal course, for delivery of goods or services early in the new year.

Research and Development and Capital Expenditures

     The following table summarizes our capital expenditure from the 2000 fiscal year through to December 31, 2002. We do not engage in any significant research and development activity.

	Successor		Predecessor
	From June 7, 2002	From January 1,	Year ended	Year ended
	to December 31,	2002 to June 7,	December 31,	December 31,
	2002	2002	2001	2000
	(United States Dollars in thousands)
Capital expenditure	1,667	8,721	21,851	574,712
Research and development	—	—	—	—

Recent Accounting Pronouncements

     In May 2003 the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position. SFAS No. 150 affects an issuer’s accounting for three types of freestanding financial instruments, namely:

•	mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets;

•	instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts; and

•	obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares.

     SFAS No. 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS No. 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.

It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company is currently evaluating the impact of SFAS No. 150 on its consolidated results of operations, financial position and cash flows but believes that SFAS No. 150 will not have a significant impact, if any, to its financial position.

     In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities,” (“FIN 46”) which addresses the financial reporting by enterprises involved with variable interest entities. FIN 46 addresses both unconsolidated variable interest entities and any new variable interest entities that are created subsequent to the issuance of the interpretation. As of December 31, 2002, the Company did not have any unconsolidated variable interest entities. Any future variable interest entities will be accounted for in accordance with FIN 46.

     In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R” or the “Interpretation”). FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

     Among other changes, the revisions of FIN 46R: (1) clarified some requirements of the original FIN 46, which had been issued in January 2003, (2) eased some implementation problems, and (3) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The Company does not anticipate that the adoption of FIN 46 will have a material impact on its financial position, cash flows and results of operations.

     In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The Company adopted this standard in accordance with SOP 90-7. We do not expect the adoption of FIN 45 to have a material effect on our financial position, results of operations, or cash flows.

     In November 2002, the EITF reached a consensus on Issue No. 02-16, “Accounting for Consideration Received from a Vendor by a Customer (Including a Reseller of the Vendor’s Products)” (“EITF 02-16”). This Issue addresses the treatment of cash consideration received by a reseller, raised as a response to EITF Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” (“EITF 01-9”). EITF Issue No. 02-16 addresses the income statement classification of consideration from a vendor, as well as the appropriate timing and method of recognition. This issue is effective for the Company’s consolidated financial statements for the period beginning January 1, 2003. The Company has not yet determined the effect that adoption of EITF Issue 02-16 will have on its results of operations and financial condition.

     In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently evaluating the effect that the adoption of EITF Issue No. 00-21 will have on its results of operations and financial condition but does not expect it to have a material effect on our financial position, results of operations or cash flows.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

     The following table sets forth certain information with respect to our Directors and executive officers as of February 29, 2004:

Name	Age	Date of Appointment	Position
Leslie Goodman	58	July 24, 2002	Chairman of the Board (1), (2)
Lucy Woods	45	May 9, 2003	Chief Executive Officer and Director (1)
S. Dennis Belcher	63	August 8, 2002	Director (1), (2), (3)
Kevin Power	50	October 25, 2002	Director (1), (2), (3)
Edward Greenberg	52	March 31, 2003	Director (3), (4)
Thomas Doster	35	August 8, 2002	Director (4)
Stephen Grist	37	May 6, 2002	Chief Financial Officer (5)
Luke Mann	37	August 11, 2003	Senior Vice President, Sales and Service
Roberto Bonanzinga	33	September 15, 2003	Senior Vice President, Marketing
Stuart Blythe	39	September 29, 2003	Senior Vice President and General Counsel (5)

(1)	Member of Financing Committee

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee

(4)	Serves as representative of Morgan Stanley

(5)	Member of the Disclosure Committee

     Leslie Goodman. Mr. Goodman has served as our Chairman since March 2003. Prior to assuming such position, Mr. Goodman served as a Director of the Company since July 2002. Mr. Goodman is a UK non-practising qualified solicitor who has spent over 30 years in the investment banking and insurance industries. He has been a director of investment banks Hill Samuel and Barclays de Zoete Wedd, and Chief Executive Officer of ACE London the UK business of ACE Limited, the Bermuda-based, NYSE-listed insurance group.

     Lucy Woods. Mrs. Woods has served as our Chief Executive Officer since May 2003. Mrs. Woods has over 20 years of telecommunications experience in the UK and European markets. From 1999 to 2003, she was Senior Vice President for MCI Europe, Middle East and Africa. Prior to that, she was a senior executive at British Telecom, where she held the posts of CEO of British Telecom Northern Ireland and the Republic of Ireland. Mrs. Woods was a member of the Patten Commission for Policing in Northern Ireland.

     S. Dennis Belcher. Mr. Belcher has served as a Director of the Company since August 2002. Mr. Belcher has forty-four years of experience in banking in the United Kingdom, United States and Canada. At the time of his retirement in March 2002, he was Executive Vice President, Credit and Risk Management and a member of the Loan Policy Committee at the Bank of Nova Scotia. Mr. Belcher’s other directorships include Call-Net Enterprises, Inc., Foamex International Inc., Rand McNally and Company, Richtree Inc. and Slater Steel, Inc. Mr. Belcher is an Associate of the Institute of Bankers (UK), a Graduate of the Stonier School of Banking and a Fellow of the Insolvency Institute of Canada.

     Kevin Power. Mr. Power has served as a Director of the Company since October 2002. He has served as the Chairman of ECTA, the European Competitive Telecommunications Association since 2000 and was a member of the Board of Universal Access, Inc. from 2000-2003. He has over 18 years experience as a senior telecommunications executive in a number of companies, including GTS, Orion Network Systems and Intelsat.

     Edward Greenberg. Mr. Greenberg has served as a Director of the Company since March 2003. Mr. Greenberg, who has over 20 years of telecommunications experience, is an Advisory Director at Morgan Stanley. He was previously a highly ranked Research Analyst at Sanford Bernstein and Co., and was Director of Telecom Research at Morgan Stanley for four years. For the last 5 years, Mr. Greenberg was a Managing Director and Global Telecom Strategist in Morgan Stanley’s investment banking department. Previously, Mr. Greenberg served as a telecommunications policy specialist with the National Telecommunications and Information Administration and as an economist with the Federal Communications Commission.

     Thomas Doster. Mr. Doster has served as a Director of the Company since August 2002. He is a Managing Director in the Distressed Research department at Morgan Stanley and was the Chairman of the Viatel, Inc. creditors’ committee. Mr. Doster has 12 years experience in the fields of High Yield and Distressed Debt at Morgan Stanley and Goldman, Sachs & Co.

     Stephen Grist. Mr. Grist has served as our Chief Financial Officer since June 2002. Prior to assuming such position, Mr. Grist served as Chief Financial Officer of the Predecessor since June 2001. Prior to that, Mr. Grist held a number of senior financial positions at the Predecessor since February 1998. Prior to joining the Predecessor, Mr. Grist was employed by Mincom Pty Ltd. from October 1994 to February 1998, most recently as UK/Europe Financial Controller. From January 1989 to July 1994, Mr. Grist was employed by Coopers & Lybrand, Independent Certified Public Accountants, most recently as a Senior Audit Manager. Mr. Grist is a member of the Institute of Chartered Accountants in England and Wales.

     Luke Mann. Mr. Mann has served as our Senior Vice President, Sales and Service since August 2003. Prior to joining Viatel, Mr. Mann was the Chief Operating Officer of IP Powerhouse, a pan-European data center and managed application service provider. He was part of the IP Powerhouse executive team and was specifically responsible for the development and management of the group’s products and services. Prior to IP Powerhouse he held senior positions at BT Ignite and Concert Communications, BT’s global joint venture with AT&T. Mr. Mann has a broad business management background coupled with strong sales and service creation experience.

     Roberto Bonanzinga. Mr. Bonanzinga has served as our Senior Vice President, Marketing since September 2003. Previously Mr. Bonanzinga worked as VP Marketing and Services for Netscalibur, a pan-European business ISP. He held this role for three years, pioneering the development of virtual private networking and hosting services tailored to the needs of business customers. Mr. Bonanzinga has a first class understanding of the internet industry having worked in California throughout the mid nineties developing both marketing and business strategy for a string of successful internet companies.

     Stuart Blythe. Mr. Blythe has served as our Senior Vice President and General Counsel since September 2003. Prior to joining us he was Vice President and General Counsel for MCI Europe, Middle East and Africa from 1997-2003. From 1989 until 1997 he practised with the law firms Theodore Goddard and Coudert Brothers LLP, both in London and in New York, specialising in mergers and acquisitions, joint ventures and general corporate law matters. He is qualified both as a Solicitor of the Supreme Court of England and Wales and as an Attorney-at-law in the State of New York.

     There is no family relationship between any of the foregoing persons. Certain Directors became Directors pursuant to the Plan of Reorganization. Otherwise, there are no specific agreements, arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of the foregoing persons were selected as a Director or executive officer.

Compensation

     We pay an annual fee to any non-employee independent Chairman of the Board of US$100,000 in cash and to independent non-employee Directors in the amount of US$30,000 in cash, paid in quarterly installments. Chairmen of Committees of the Board receive an additional US$10,000 per year per chairmanship, paid in quarterly installments. In addition, independent non-employee Directors also receive US$1,200 for each Board Meeting attended and held separately and US$600 for each Board Meeting or Committee Meeting participated in by telephone. Directors who are also our employees are not separately compensated for serving on the Board. Directors are reimbursed for out-of-pocket expenses incurred in attending Board and Committee Meetings.

     The total aggregate compensation for the Board as a group for 2002 was US$90,000. The total aggregate compensation of all executive officers of the Company as a group for 2002 was US$2.79 million. During 2002, an aggregate of 744,000 options to purchase 744,000 ordinary shares were granted to executive officers under the Company’s Equity Incentive Plan. Such options had a weighted average exercise price of $5.65 and expiry dates of May 20, 2012. Included in the total aggregate compensation for our Board and executive officers for 2002 was US$50,000 to provide for pension and other retirement benefits.

     On May 21, 2002, we executed new employment agreements with Messrs. Michael Mahoney, James Prenetta, Stephen Grist and Mark Harrison pursuant to which Mr. Mahoney agreed to serve as our

Chairman of the Board and Chief Executive Officer, Mr. Prenetta agreed to serve as our Senior Vice President and General Counsel, Mr. Grist agreed to serve as our Chief Financial Officer and Mr. Harrison agreed to serve as our Senior Vice President, Sales. The term of these employment agreements was to extend for a period of two years unless earlier terminated in accordance with the terms therein. The employment agreements provided for annual base salaries and various incentive bonuses including (1) a bonus pool of US$1.0 million to be divided on a pro rata by salary basis, assuming the Company were to meet a specified cash target, which bonus pool could have been increased by up to an additional US$500,000 if the Company were to have substantially exceeded such target during their first year of employment; and (2) a “successful sale” bonus equal in the aggregate to 3% of the total consideration received in a sale of the Company in excess of US$175 million, subject to a cap on such consideration of US$750 million. The employment agreements also provided for “change in control” benefits equal to US$2.5 million in the aggregate to be divided on a pro rata by salary basis if there has occurred a “change in control” (as defined therein) during the terms thereof. In addition, Messrs. Mahoney and Prenetta executed Expatriate Agreements, which provide for certain tax and relocation benefits.

     Mr. Mahoney resigned on April 1, 2003 and was replaced by Mrs. Woods; Mr. Prenetta resigned on May 2, 2003 and was replaced by Mr. Blythe; Mr. Harrison resigned on August 6, 2003 and was replaced by Mr. Mann. Upon the effectiveness of such resignations, the respective contracts of employment and expatriate agreements between the Company and these former executive officers were terminated.

Board Practices

Board of Directors

     Our Board is currently comprised of six Directorships. Our Bye-Laws provide that at the second Annual General Meeting of the Company, all of the Directors (other than any holding executive office) are to retire from office, and at every subsequent Annual General Meeting one-half of the Directors who are subject to retirement by rotation or, if their number is not two or a multiple of two, the number nearest to but not more than one-half shall retire from office. The Directors to retire shall be those who have been longest in office since their last appointment or reappointment, but as between persons who became or were last reappointed Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

     In connection with the Proposed Financing, various changes are proposed to be made by way of resolution at the April SGM; such changes, if approved and adopted, would have a material impact on the powers and procedures relating to the appointment and removal of Directors. Effectively, the Investors would, under the proposed changes, have the power to appoint a majority of the Board at any one time. See “Item 4. Information on the Company — Proposed Financing”.

     We have not entered into any service agreements providing for benefits to our Directors upon termination of their Directorships.

Committees of the Board of Directors

     Our Board has established three standing committees, a Compensation Committee, an Audit Committee and a Financing Committee. The current members of the Compensation Committee are Messrs. Belcher, Greenberg and Power; the current members of the Audit Committee are Messrs. Belcher, Goodman and Power, and the current members of the Financing Committee are Mrs. Woods and Messrs Belcher, Goodman and Power.

     The Compensation Committee reviews general policy matters relating to compensation and benefits of our employees and officers and administers our Equity Incentive Plan (as to which see “Equity Incentive Plan” below). None of our executive officers currently serves on the compensation committee of another entity or any other committee of the board of another entity performing functions similar to the Compensation Committee. No interlocking relationships exist between our Board or our Compensation Committee and the board of directors or compensation committee of any other company.

     The Audit Committee consists of 3 independent Directors and meets at least 3 times a year. Its role is to recommend to our Board the firm of independent public accountants to audit our financial statements, review with management and the independent accountants our interim and year-end operating results, consider the adequacy of our internal controls and audit procedures and review the non-audit services to be performed by the independent accountants.

     The Financing Committee was established by written Directors’ resolutions dated November 5, 2003, in order, among other things, to take such steps as it considered necessary to prepare the Company for financing, to authorize the Company’s senior management to negotiate with any potential investor, and to approve the final terms of any financing. No member of the Financing Committee has any relationship with any potential investor (whether an existing shareholder or otherwise).

Employees

     The following table sets forth the number of full-time employees on a functional basis at the end of each of 2002, and 2001:

	2002	2001
Engineering and Operations	43	35
Sales and Service	22	9
Finance	7	11
Management Information Systems	5	3
Legal	1	2
Other	5	10

Total	83	70

     Prior to fiscal 2001, the Company did not maintain detailed functional basis information on its employees. As at December 31, 2000 there was a total of 2,058 employees in the Company, with 1,039 of these employed within Sales and Service. As at February 29, 2004, we had 175 full-time employees, due to the acquisitions of Netcom and Cybernet during the year and the implementation of the New Viatel Business Plan. Of these employees, 42 are engaged in Engineering and Operations, 100 in Sales & Service, 9 in Marketing, 11 in Finance, 5 in Management Information Systems, 2 in Human Resources and 2 in Legal. The remaining four employees were the Chief Executive Officer, Chief Financial Officer and two administrative assistants. None of the foregoing employees, including those referred in the table set out above, is or was represented by a labour union or covered by a collective agreement.

Share Ownership

Beneficial Ownership of Executive Officers and Directors

     The following table sets forth certain information regarding the beneficial ownership of our common shares, as of February 29, 2004, by each of our executive officers and directors and all of our executive officers and directors, as a group. All information with respect to beneficial ownership has been furnished to us by the respective shareholders.

Number /percentage
Name of Beneficial Owner	of common shares(1)	Nature of interest(1)
Lucy Woods, Chief Executive Officer	—
Stephen Grist, Chief Financial Officer	150,000/1.4%	Exercisable options
Luke Mann Senior Vice President, Sales and Service	—
Roberto Bonanzinga, Senior Vice President, Marketing	—
Stuart Blythe, Senior Vice President and General Counsel	—
Leslie Goodman, Chairman of the Board	—
Dennis Belcher, Director	—
Kevin Power, Director	—
Edward Greenberg(2), Director	—
Thomas Doster(3), Director	—

All directors and executive officers as a group (10 persons)	150,000/1.4%

Except for Mr. Grist’s interests, all interests reflected above represent beneficial ownership of less than 1% of our outstanding common shares.

     (1) Beneficial ownership is determined in accordance with the rules of the U.S. SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, common shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding. Such common shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, the shareholder named in the table has sole voting and investment power with respect to the common shares set forth opposite such shareholder’s name. Except as otherwise indicated, the address of each person listed in the table is c/o VTL (UK) Limited, Inbucon House, Wick Road, Egham, Surrey TW20 0HR United Kingdom.

     (2) Mr. Edward Greenberg, a Director of the Company, is an Advisory Director of Morgan Stanley and therefore he may be deemed to own beneficially the common shares owned by Morgan Stanley. Mr. Greenberg disclaims any beneficial interest in the common shares owned by Morgan Stanley. See “Item 4. Information on the Company — The Proposed Financing” and “Item 7. Major Shareholders and Related Party Transactions” for details of Morgan Stanley’s ownership.

     (3) Mr. Thomas Doster, a Director of the Company, is a Managing Director in the Distressed Research Department of Morgan Stanley and therefore he may be deemed to own beneficially the common shares owned by Morgan Stanley. Mr. Doster disclaims any beneficial interest in the common shares owned by Morgan Stanley. See “Item 4. Information on the Company — The Proposed Financing” and “Item 7. Major Shareholders and Related Party Transactions” for details of Morgan Stanley’s ownership.

Equity Incentive Plan

     On June 6, 2002, with shareholder approval, the Board approved the terms of and adopted the Equity Incentive Plan which is designed to: (1) attract, retain and motivate participants; (2) provide incentive compensation opportunities to participants that are competitive with those of companies similarly situated; and (3) further align the interests of participants with those of our shareholders. Such participants initially were the executive officers in place at the Effective Date, however it was anticipated that grants under the Equity Incentive Plan would be made to certain levels of management of the Company.

     Pursuant to the Equity Incentive Plan, “non-qualified” stock options to acquire shares of common stock may be granted to the Company’s employees, officers, directors, independent contractors and consultants. The Incentive Plan also provides for the grant of Stock Appreciation Rights, either separately or in tandem with options, entitling holders to cash compensation measured by appreciation in the value of the common shares, and Limited Stock Appreciation Rights, that are exercisable upon the occurrence of specified events. The Equity Incentive Plan also authorizes the grant of any other share-based awards, such as restricted stock and bonus stock, as deemed appropriate.

     The Equity Incentive Plan is currently administered by the Compensation Committee. The Equity Incentive Plan allows for the issuance of up to a maximum of 1,440,000 shares of common stock of which 696,000 shares remained available for grant at December 31, 2002. Prior to the Effective Date, the Company issued 744,000 options as described below. During the period from June 7, 2002 to December 31, 2002, no options were issued or exercised. The exercise price of the share covered by each non-qualified stock option shall be as determined by the Compensation Committee. Should an incentive stock option be granted to a person possessing more than 10% of the combined voting power of the Company, the exercise price shall not be less than 110% of the fair market value of the share on the date of grant. Options are subject to various vesting conditions as disclosed below and have a maximum term of 10 years from the grant date.

     Each option granted pursuant to the Equity Incentive Plan is evidenced by a written agreement, which contains the terms, provisions and conditions of the grant. Stock options may not be assigned or transferred during the lifetime of the holder except as may be required by law or pursuant to a qualified domestic relations order. Common stock subject to a restricted stock purchase or bonus agreement is transferable only as provided in that agreement. As at December 31, 2002, no stock options had been granted to non-employees

     Each of Mrs. Woods, Mr. Mann, Mr. Bonanzinga and Mr. Blythe were given a contractual commitment upon joining the Company in 2003 as to the grant of share options. No such options have been issued or the requisite Board approval given; it is expected that each of these individuals will be given share options pursuant to the equity compensation plan contemplated under the Proposed Financing, which will supersede and extinguish the referenced current contractual commitment; see “Item 4. Information on the Company — Proposed Financing”.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Security Ownership of Certain Beneficial Owners

     The following table sets forth certain information regarding the beneficial ownership of our common shares, as of February 29, 2004, by each person or entity known to us to own beneficially more than 5% of our outstanding common shares. Under Bermuda law the Company does not have to look past its register of members or their duly appointed proxies with regard to attendance and voting at general meetings of the Company. Neither is the Company obliged to recognize a person’s beneficial interest in shares held in trust. To this extent, beneficial owners of shares do not have the same voting rights as the registered holders of shares in the Company. All information with respect to beneficial ownership has been furnished to us by the respective shareholders and/or by way of filings with the U.S. SEC.

Name and Address of Beneficial	Amount and Nature of
Owner(1)	Beneficial Ownership(1),	Percentage of Outstanding Shares(2),
Morgan Stanley & Co., Incorporated(3), 1585 Broadway, New York, NY 10036	1,329,689 common shares	12.4%
Aspen Partners Series A(4), c/o Aspen Advisors LLC 152 West 57th Street, New York, NY 10019	1,355,373 common shares	12.6%
The Värde Fund L.P.(5) 8500 Normande Lake Blvd. #1570 Minneapolis MN 55437.	767,569 common shares	7.2%

(1)	Beneficial ownership is determined in accordance with the rules of the U.S. SEC. In computing the number of common shares beneficially owned by a person and the percentage ownership of that person, common shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding. Such common shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, the shareholder named in the table has sole voting and investment power with respect to our common shares set forth opposite such shareholder’s name.

(2)	Based on 10,730,000 common shares outstanding as of February 29, 2004.

(3)	Information based on the Schedule 13D, dated January 9, 2004, of Morgan Stanley and Morgan Stanley & Co., Incorporated.

(4)	Information based on the Schedule 13G, dated February 17, 2004, of Aspen Partners Series A, Aspen Capital LLC and Aspen Advisors LLC.

(5)	Information based on the Schedule 13G, dated February 10, 2004, of The Värde Fund L.P., The Värde Fund V L.P., The Värde Fund VI L.P., Värde Investment Partners L.P., The Värde Select Fund L.P., The Värde Fund (Cayman) Limited, The Värde Fund V GP LLC, The Värde Fund VI GP LLC, Värde Investment Partners GP LLC, Värde Partners L.P., Värde Partners Inc. and Värde Management International Inc. The address for The Värde Fund (Cayman) Limited is 2nd Floor Harbour Centre, P.O. Box 896, George Town BWI. All other entities can be contacted at the address listed in the table.

Related Party Transactions

     Except as disclosed in the preceding pages in relation to employment agreements and share option agreements, there were no transactions with related parties during the period ending December 31, 2002.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Financial Statements

     We have elected to provide financial statements pursuant to Item 18 of this Form 20-F as included on pages F-1 to F-30.

Legal Proceedings

     On the Filing Date, the Debtors filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code. The Plan of Reorganization was consummated on the Effective Date. Commencing as of the Effective Date, a series of share transfers were made whereby the European Subsidiaries became wholly-owned, direct or indirect, subsidiaries of the Company. Additionally, under the terms of the Plan of Reorganization, VTL was authorized to serve as disbursing agent (with the right to designate other disbursing agents) with respect to distributions required under the Plan of Reorganization. Accordingly, on or after the Effective Date and to the extent not otherwise disposed of pursuant to the Plan of Reorganization, the Debtors’ Property vested in VTL. Ownership of VTL was transferred to the Successor in January 2003. Except as otherwise set forth in the Plan of Reorganization, all claims and liabilities of the Debtors were discharged as of the Effective Date.

     The Company had certain claims against Easynet Telecommunications Limited (“Easynet”) in which the Company alleged breach of contract under an Indefeasible Right of Use Agreement dated May 30, 2000 and certain related agreements (together, “the Agreements”). The claims were formally commenced in the High Court of Justice in England as of February 11, 2003 and proceeded to a full trial commencing on November 19, 2003. The Company has now accepted, as full and final settlement of its claims under the Agreements, payment by Easynet of GBP 6.9 million (US$13 million approximately), payable in two equal installments as of March 1, 2004 and September 1, 2004. The second installment amount will accrue interest at an annual rate of 4%. This settlement also served to dismiss certain related counterclaims brought by Easynet against the Company. The consolidated financial statements presented in this Form 20-F do not include any adjustment to reflect the outcome of this litigation.

     In September 2003, the Company filed a claim for approximately €7.7 million (US$9.5 million approximately) in the Tribunal of Lille, France against Voies Navigables de France (“VNF”), the owner of certain French waterways to whom the Company currently pays in excess of €2 million (US$2.5 million approximately) annually for right of way expenses. The claim asserts that the charges for such rights of way are discriminatory and should conform to the charges levied by the highway and roads authorities in France.

     The Company, as part of a consortium with LDCom and Alcatel (on behalf of I-21), are claiming against certain Swiss cantons in relation to the build of each consortium partner’s respective Swiss network. The claim is being led by Fibrelac who was the consortium’s build partner and there are certain protective agreements in place to allow the consortium to recover, on a pro rata (by duct) basis, the benefits of any judgment recovered by Fibrelac against the cantons. The principal basis of the claim is that, in return for allowing the build to proceed, the cantons of Bern, Basle and Aargau insisted that they be given a duct in such build, either for free or for a consideration lower than the market value, the claim being based on certain anti-trust provisions of Swiss telecommunications law. The consortium members are also seeking a declaration that they are the holders of title to the ducts rather than the owners of indefeasible rights of use agreements. Claims have been filed against all 3 cantons. Were the consortium to succeed with its claims, Viaphone AG (the Company’s Swiss subsidiary) would be entitled, on a pro rata basis (allocated pro rata by duct) to approximately CHF 10,000,000 (US$8 million approximately) together with interest at 5% per annum from late 2000.

     The Company believes that any adverse outcome from litigation would not have a material adverse effect on its financial position or results of operations. The Company is not aware of any other material litigation against it. The Company does, however, have various other legal proceedings pending against it or its subsidiaries or on its behalf or that of its subsidiaries which, if adversely determined, would not have, in the Company’s view, individually or in the aggregate, a material adverse effect on its business, financial condition or results of operations.

Dividend Policy

     We do not anticipate paying dividends on our common shares in the foreseeable future.

Significant Changes

     Other than as disclosed above or elsewhere in this Form 20-F, no significant change has occurred since the date of our most recent audited financial statements.

ITEM 9. THE LISTING

Listing Details

The Predecessor

     From October l996 until May 2, 2001, the Predecessor’s common stock was actively traded on The Nasdaq National Market under the symbol “VYTL.” On May 2, 2001, Nasdaq suspended trading of the Predecessor’s common stock, which was delisted in July 2001. Below is a chart showing the trading prices of the Predecessor’s common stock on the Nasdaq National Market. Pursuant to the Plan of Reorganization, the dissolution of the Predecessor is expected to occur before March 31, 2004.

	High	Low
Period	(in USD)
Fiscal 1998	23.50	5.00
Fiscal 1999	57.50	17.00
Fiscal 2000	75.38	1.63
First Quarter 2001	5.75	0.56
Second Quarter 2001(1)	0.86	0.06
Third Quarter 2001(2)	0.06	0.03
Fourth Quarter 2001	N/A	N/A
Fiscal 2002	N/A	N/A

(1)	On May 2, 2001, the Nasdaq National Market suspended trading of the common stock of the Predecessor.

(2)	In July 2001, the Nasdaq National Market delisted the common stock of the Predecessor.

The Successor

     The Successor’s common shares, US$0.01 par value per share, referred to throughout this Form 20-F as our “common shares,” is currently traded on the over-the-counter market under the symbol “VTLAF.” Prior to December 2002, we are not aware of any trading in our common shares; a price at December 2002 was determined at US$0.51 per share. The following chart sets out the trading prices of our common stock since it commenced trading on the over-the-counter market.

     The following table sets out, for the periods indicated, the high and low sales prices of our common shares:

	High	Low
Period	(in USD)
Fourth Quarter 2002	N/A	N/A
First Quarter 2003	1.35	1.10
Second Quarter 2003	1.35	0.50
July 2003	1.25	0.50
August 2003	0.90	0.50
September 2003	4.25	0.50
October 2003	6.50	3.75
November 2003	8.00	2.20
December 2003	4.00	2.20
January 2004	2.20	2.00
February 2004	2.25	1.40
March 2004	1.90	0.75
(through March 15)

     The issuance and distribution of the common shares other than the common shares issued or issuable under the Equity Incentive Plan were exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 1145(a) of the Bankruptcy Code. The common shares are, generally, freely transferable unless the common shareholder is deemed, by Section 1145(b) of the Bankruptcy Code, to be an “underwriter” for purposes of Section 2(11) of the Securities Act with respect to such securities. If a common shareholder is deemed an underwriter, such securities may not be resold unless they are registered under the Securities Act or an exemption from such registration requirements is available.

Markets

     Our common shares are currently traded on the over-the-counter market under the symbol “VTLAF.”

ITEM 10. ADDITIONAL INFORMATION

Description of Share Capital

     The authorized share capital of the Company is US$1,000,000 divided into 100,000,000 common shares of US$0.01 each (“common shares”). As of February 29, 2004 there were 10,730,000 fully paid common shares issued and outstanding. As of February 29, 2004 the Company had granted options to purchase up to 190,000 additional common shares which remained to be exercised.

     On incorporation, the Memorandum of Association of the Company provided that the authorized share capital of the Company was US$12,000 divided into 1,200,000 common shares. The entire share capital was fully subscribed and pursuant to a resolution of the provisional directors of the Company passed on March 27, 2002 was allotted to the sole shareholder, the Predecessor, at a price of US$0.01 per share.

     At the statutory meeting of the Company, being also the first annual general meeting of the Company, held on March 27, 2002, the Predecessor resolved that the authorized share capital of the Company be increased to US$1,000,000 by the creation of an additional 98,800,000 common shares.

     Pursuant to a written resolution of the Board dated May 6, 2002, the Board issued 9,360,000 common shares to the Predecessor at a price of US$0.01 per share and reserved 1,440,000 shares for issuance under the terms of any share incentive plan that may be adopted by the Company in the future.

     During a meeting of the Board held on June 6, 2002 the Board resolved to approve the terms of the Equity Incentive Plan. During such meeting the Board further resolved that on consummation of the Plan of Reorganization, that the Company issue options to purchase up to: (1) 240,000 common shares at an exercise price of US$0.01 per share to the then current directors of the Company (the “Directors’ Options”); (2) 504,000 shares at an exercise price of US$8.33 per share to the then current directors and senior management of the Company (together with the Directors’ Options, the “Officers’ Options”); and (3) 96,000 shares at an exercise price of US$8.33 per share to be granted to employees of the Company or its subsidiaries on the instruction of the Chairman and Chief Executive Officer of the Company. One third of the options referred to in (2) vested on the Effective Date, one third vested on June 7, 2003, and the final third will vest on June 7, 2004.

     As of December 31, 2002, there were 10,560,000 fully paid common shares issued and outstanding. As of December 31, 2002, the Company had granted the Officers’ Options to the directors and senior management, none of which had been exercised.

     On March 31, 2003 the Board resolved to purchase and cancel 100,000 shares from Michael Mahoney, in accordance with section 42A of the Bermuda Act, pursuant to a settlement agreement and general release among Michael Mahoney, the Company and VTL dated March 24, 2003, and a stock exchange agreement between the Company and Michael Mahoney dated April 1, 2003.

Memorandum of Association and Bye-Laws

     We are an exempted company organized under the Bermuda Act.

     The rights of our shareholders are governed by Bermuda law, our Memorandum of Association and our Bye-Laws. The Bermuda Act differs in some material respects from laws generally applicable to U.S. corporations and their shareholders.

     The Bye-Laws were amended pursuant to a resolution of our shareholders passed at the annual general meeting of the Company held on December 29, 2003. It is a condition to the closing of the Proposed Financing that certain further amendments be made to the Bye-Laws so as to give effect to the various rights that are contemplated as being conferred on the Investors. Such rights relate in particular to the ability of the Investors under the Proposed Financing to appoint new Directors and to approve/veto the taking of certain material actions by the Company.

     In order to give effect to these proposed rights under Bermuda law, it is proposed that a new special share (the “Special Share”) be issued with the Notes either to a trustee or a special purpose vehicle, acting on behalf of the Investors (and their transferees). The Special Share would be issued with such rights as are required to enable the Investors (and their transferees) to exercise the various Investor rights contemplated under the Term Sheet.

     With respect to the taking of any material actions that will require the approval of the Investors, to the extent that any such actions may, under Bermuda law, require the approval of the Company’s shareholders in general meeting, the Special Share would be granted weighted voting rights to ensure it could carry any relevant vote; to the extent that a vote of the shareholders is required by Bermuda law, such actions would be able to be taken with the consent alone of the holder of the Special Share.

     Upon the adoption of such amendments and the closing of the Proposed Financing, the Investors will effectively acquire control of the Company.

     Further reference is made below to these and other amendments proposed for adoption at the April SGM; this is not intended however to be a comprehensive summary of such proposed amendments. Full details of the proposed Bye-Law amendments are set out in the documents accompanying the April SGM Notice; see in particular the Chairman’s Letter and Part III of the April SGM Notice.

     The following is a summary of the material provisions of Bermuda law and our organizational documents as were in effect as of February 29, 2004.

Objects and Purposes

     The Company’s objects can be found in our Memorandum of Association. In summary, the objects for which the Company was formed and incorporated are:

•	to carry on the business of constructing, establishing, owning, providing operating and maintaining telecommunications networks in all parts of the world and to provide telecommunications services;

•	to carry on the business as a holding company and to acquire and hold shares, stocks, debenture stock, bonds, mortgages, obligations and securities issued or guaranteed by any entity;

•	to acquire such shares and other securities by subscription, syndicate participation, tender, purchase, exchange or otherwise;

•	to coordinate the administration, policies, management, supervision, control, research, planning, trading and any and all other activities of, and to act as financial advisers and consultants to, any companies which may or which may become a group company;

•	to provide financing and financial investment, management and advisory services to any group company; and

•	as set forth in paragraphs (b) to (n) and (p) to (u) inclusive of the Second Schedule to the Bermuda Act.

Board Actions

     Our Bye-Laws provide that certain actions are required to be approved by our Board Actions must be approved by a majority of the votes present and entitled to be cast at a properly convened meeting.

     A Director who has disclosed his interest in a transaction or arrangement with the Company, or in which the Company is otherwise interested, may be counted in the quorum and vote at any meeting at which such transaction or arrangement is considered by the Board provided that the Director may only vote with the consent of a majority of the other Directors present.

     One of the Bye-Law amendments proposed for adoption at the April SGM is the removal of the requirement that a Director interested in a transaction or arrangement obtain the consent of a majority of the other Directors before voting on any such transaction or arrangement. Under the proposed amendment, a Director would be entitled to vote subject only to the disclosure of his interest.

Board Remuneration

     Our Bye-Laws provide that the ordinary remuneration of the Directors shall be as is set out in the Bye-Laws or as is determined by resolution of the Directors. The shareholders, at the second annual general meeting of the Company held on December 29, 2003, further authorized the Directors to determine and approve the remuneration of each Director.

Directors’ Borrowing Powers

     Our Bye-Laws provide that the Board may exercise all of the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any other person.

Election or Removal of Directors

     Under Bermuda law and our Bye-Laws, Directors are appointed at the annual general meeting and serve until reappointed or until their successors are appointed, unless they are earlier removed or resign. Our Bye-Laws further provide that at the second annual general meeting of the Company all of the Directors (other than any who holds executive office) shall retire from office, and at every subsequent annual general meeting one-half of the

Directors who are subject to retirement by rotation or, if their number is not two or a multiple of two, the number nearest to but not more than one-half shall retire from office. The Directors to retire shall be those who have been longest in office since their last appointment or reappointment, but as between persons who became or were last reappointed Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

     No person other than a Director who retires by rotation, may be appointed a Director unless he is either recommended by our Board or proposed by a shareholder for appointment at a general meeting. In the latter case, the shareholder must give the Company a duly executed notice of his intention to propose a person for appointment in the form more particularly described in the Bye-Laws not less than ten nor more than twenty-five clear days before the date appointed for the general meeting.

     Without prejudice to the Company’s power to appoint Directors, our Bye-Laws grant the Board power to appoint individuals to fill casual vacancies among its members.

     A Director can be removed from office by a vote of the shareholders at a special general meeting called for such purpose. Any vacancy created by the removal of a Director at a special general meeting may be filled at that meeting by the appointment of another Director in his or her place or, in the absence of any such appointment, by our Board.

     As noted in “Item 4. Information on the Company — Proposed Financing” and “Item 6. Directors, Senior Management and Employees — Board Practices” under the Bye-Law amendments proposed for adoption at the April SGM, significant changes are proposed with respect to the mechanism for the appointment and removal of Directors. Effectively, the Investors would, under the proposed changes, have the power to appoint a majority of the Board at any time. Please refer in particular to the Chairman’s Letter and to Part III of the April SGM Notice.

Common Shares

     The holders of our common shares present in person or by proxy at a general meeting are entitled, on a vote by show of hands, to one vote each and, on a poll vote, to one vote per common share on all matters to be voted upon by the shareholders. The holders of common shares are entitled to receive dividends out of assets legally available for such purposes at times and in amounts as our Board may from time to time determine.

     Cumulative voting for the election of directors is not provided for in our Memorandum of Association or Bye-Laws, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Our common shares are not entitled to preemptive rights and are not subject to conversion or redemption.

     There are no sinking fund provisions applicable to our common shares.

     As noted above, in connection with the Proposed Financing and the April SGM, it is proposed that a Special Share be issued to a trustee or special purpose vehicle acting on behalf of the Investors (and their transferees). The rights that are proposed to be attached to the Special Share are set out in the April SGM Notice — see in particular Part III of the April SGM Notice and the Chairman’s Letter.

Voting Rights

     Under Bermuda law, except as otherwise provided in the Bermuda Act, or in a company’s bye-laws, questions brought before a general meeting of shareholders are decided by a majority vote of shareholders present at the meeting. Our Bye-Laws provide that, subject to the provisions of the Bermuda Act, any question proposed for the consideration of the shareholders will be decided by a simple majority of the votes cast with each shareholder present, and each person holding proxies for any shareholder, entitled, on a show of hands, to one vote each and, on a poll vote, to one vote for each common share held by the shareholder, except in certain exceptional cases where a greater majority vote is required by our Bye-Laws.

Dividends

     Under Bermuda law, a company may pay dividends that are declared from time to time by its board of directors unless there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts.

Rights in Liquidation

     Under Bermuda law, in the event of liquidation or winding up of a company, after satisfaction in full of all claims of creditors and subject to the preferential rights accorded to any series of preference shares, the proceeds of the liquidation or winding up are distributed pro rata among the holders of common shares.

Transfer of Shares

     Our Bye-Laws contain provisions relating to the transfer of shares in the Company. These include a power given to the Board to, in its absolute discretion and without assigning any reason therefor, decline to register any transfer of any share which is not a fully paid share.

Amendment of Memorandum of Association and Bye-Laws

     Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the memorandum of association, other than an amendment which alters or reduces a company’s share capital as provided in the Bermuda Act, also requires the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion.

     Our Bye-Laws may be amended by our Board if the amendment is approved by: (1) a vote of a majority of the votes cast by the Directors; and (2) our shareholders by a resolution passed by the majority of the votes cast at a general meeting.

     Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class of issued share capital have the right to apply to the Bermuda Court for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Bermuda Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Court. An application for the annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No such application may be made by persons voting in favor of the amendment.

Meetings of Shareholders

     Under Bermuda law, a company is required to convene at least one general shareholders’ meeting each calendar year or within three months of the end of a calendar year in which a general meeting has not been held. Bermuda law provides that a special general meeting may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the bye-laws of a company.

     Under our Bye-Laws, we must give each shareholder at least 21 days’ notice of the annual general meeting and of any special general meeting. Similarly, we must give each shareholder not less then 21 days’ notice of any meeting adjourned through want of a quorum. Our Bye-Laws provide that at least two shareholders present in person or by proxy and entitled to vote, representing the holder(s) of 20% or more of our issued shares constitutes a quorum, except in certain exceptional cases. Our Bye-Laws further provide that, except in exceptional circumstances, quorum for an adjourned meeting shall be two shareholders present in person or by proxy and entitled to vote and representing the holders of 10% or more of the issued shares.

     The Chairman may invite any person to attend and to speak at a general meeting of the Company where he considers it will assist in the deliberations of the meeting.

     One of the Bye-Law amendments proposed for adoption at the April SGM is to reduce the notice period required for the convening of special general meetings to 10 days. The required period for annual general meetings would remain at 21 days.

Access to Books and Records and Dissemination of Information

     Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company’s certificate of incorporation, its memorandum of association, including its objects and powers, and any alteration to its memorandum of association. Shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented at the annual general meeting. The register of shareholders of a company is also open to inspection by shareholders, without charge, and by members of the general public, upon the payment of a fee.

     A company is required to maintain its share register in Bermuda but may, subject to the provisions of Bermuda law, establish a branch register outside Bermuda. We maintain a share register in Hamilton, Bermuda. A company is required to keep at its registered office a register of its directors and officers which is open for inspection for not less than two hours each day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records or documents.

Amalgamation

     Under our Bye-Laws a resolution proposed at a general meeting. to approve the amalgamation of the Company with any other entity shall require the approval of a simple majority of the votes cast at the meeting.

Continuation

     Our Bye-Laws provide that, subject to Bermuda company law, a resolution proposed to approve the discontinuation of the Company in Bermuda and the continuation of the Company in a jurisdiction outside Bermuda shall require the affirmative vote of the simple majority of the votes cast at a general meeting.

Appraisal Rights and Shareholder Suits

     Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company, a shareholder who is not satisfied that fair value has been paid for the shares may apply to the Bermuda Court to appraise the fair value of the shares. Under Bermuda law and our Bye-Laws, our amalgamation with another company requires the amalgamation agreement to be approved by our Board and, except where the amalgamation is between a holding company and one or more of its wholly-owned subsidiaries or between two or more wholly owned subsidiaries, at a meeting of our shareholders. Under Bermuda law, an amalgamation also requires the consent of the Bermuda Minister of Finance, who may grant or withhold such consent at his or her discretion.

     Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda Court, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of the company’s memorandum of association or bye-laws. Further consideration would be given by the Bermuda Court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

     When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some of the shareholders, one or more shareholders may apply to the Bermuda Court for an order regulating the company’s conduct of affairs in the future or compelling the purchase of the shares of any shareholder, by other shareholders or by the company.

Business Combination Restrictions

     Pursuant to a resolution to amend the Bye-Laws of the Company passed by shareholders at the second annual general meeting of the Company held on December 29, 2003, Bye-Laws 155 to 163 inclusive (collectively known as the Business Combination Restrictions) were deleted. These provisions imposed a number of restrictions with respect to the operation of the Company.

     The Business Combination Restrictions operated so as to impose additional voting procedures with respect to a wide range of corporate matters which are with, proposed by or on behalf of or deemed to have been proposed by or on behalf of an Interested Shareholder (being in principle any shareholder holding 10% or more of the Company’s voting stock).

     Broadly the Business Combination Restrictions had the effect of potentially excluding all Interested Shareholders from voting on such matters and requiring the affirmative vote of not less than two-thirds of the votes entitled to be cast by the other holders of the Company’s voting stock.

Material Contracts

     Not Applicable.

Exchange Controls and Other Limitations Affecting Security Holders

     Certain provisions of our Bye-Laws may have the effect of delaying, deferring or preventing a change in control. Such provisions, including those providing for the possible issuance of preferred shares without shareholder approval, establishing a staggered board, and regulating the nomination of Directors and submission of matters for consideration at meetings of shareholders, may make it difficult for other persons, without the approval of our Board, to make a tender offer or otherwise acquire substantial amounts of common shares or to launch other takeover attempts that a shareholder might consider to be in such shareholder’s best interest.

     We have been designated by the Bermuda Monetary Authority as non-resident of Bermuda for exchange control purposes and are required to obtain the permission of the Bermuda Monetary Authority for the issue and free transferability of all of our shares. Approval or permissions received from the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or creditworthiness. Accordingly, in giving such consent or permission, the Bermuda Monetary Authority disclaims any liability for the financial soundness, performance or default of our business or for the correctness of any opinions or statements in this Form 20-F.

     The transfer of common shares is subject to the consent of the Bermuda Monetary Authority and the issuance of additional common shares within the current authorized share capital may be effected subject to the consent of the Bermuda Monetary Authority under the Exchange Control Act of 1972 and regulations thereunder. Since we have been designated as non-resident of Bermuda for exchange control purposes, there are no restrictions on our ability to transfer funds in and out of Bermuda or to pay dividends to non-Bermuda residents who are holders of our common shares, other than with respect to local Bermuda currency. In the case of an applicant acting in a special capacity, for example, as trustee, the share register may not record the capacity in which the applicant is acting. We are not bound to recognize or investigate or incur any responsibility with respect to the proper administration of any such trust. We will not take notice of any trust applicable to any of our common shares whether or not we have notice of such trust.

     As a non-resident Bermuda company, we are exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians. However, we may not, as an exempted company, except with the express authorization of the Bermuda legislature or under a license granted by the Minister of Finance of Bermuda, participate in certain business transactions including, but not limited to:

•	the acquisition or holding of land in Bermuda, except that required for its business and held by way of lease or tenancy for terms of not more than 50 years or, with the consent of the Minister of Finance, that required to provide accommodation or recreational facilities for its employees and held by way of lease or tenancy for terms of not more than 21 years;

•	the taking of mortgages on land in Bermuda to secure an amount in excess of 50,000 Bermuda Dollars without the consent of the Minister of Finance;

•	the acquisition of any bonds or debentures secured on any land in Bermuda except bonds or debentures issued by the Bermuda government or a public authority; or

•	the carrying on of business of any kind in Bermuda other than with persons outside Bermuda, except in certain limited circumstances such as doing business with another exempted company in Bermuda in furtherance of our business carried on outside Bermuda.

Taxation

     In this section, we summarize some of the tax considerations relevant to the purchase of our common shares by an individual or entity, who or which holds our common shares as capital assets for purposes of the U.S. Internal Revenue Code and who or which is:

•	for purposes of the U.S. Internal Revenue Code, a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust which is subject to supervision of a court within the United States and the control of one or more U.S. persons.

     If a partnership or other entity taxable as a partnership holds our common shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such partner should consult its tax advisors as to the tax consequences of the partnership owning and disposing of our common shares.

     We refer to persons who satisfy these conditions and are beneficial owners of our common shares as “U.S. Holders.”

     We assume, for purposes of this discussion, that you are a U.S. Holder. The U.S. Internal Revenue Code contains rules relating to securities held by special categories of U.S. Holders, including financial institutions, some insurance companies, broker-dealers, tax-exempt organizations, traders in securities that elect to mark-to-market, investors liable for the alternative minimum tax, investors that hold shares as part of a straddle or a hedging or conversion transactions, investors whose functional currency is not the U.S. Dollar and investors who own, directly or indirectly, 10% or more of our outstanding shares, except as otherwise discussed. We do not discuss these rules and U.S. Holders who are in these special categories should consult their own tax advisors.

     This discussion is based upon the current provisions of:

•	Bermuda law;

•	the U.S. Internal Revenue Code and current and proposed regulations under the Internal Revenue Code;

•	the administrative policies published by the U.S. Internal Revenue Service, or “IRS”; and

•	judicial decisions,

all of which are subject to change either prospectively or retroactively. The tax treaty between Bermuda and the United States, which relates only to the taxation of insurance enterprises and mutual assistance in tax matters, will generally not affect the Bermuda tax and U.S. federal income tax considerations material to the purchase of our common shares.

     We intend this discussion to be a general description of the Bermuda tax and U.S. federal income tax considerations material to the purchase of our common shares. We do not discuss U.S. state, local or other tax laws that may apply. Therefore, you should consult your own tax advisor regarding the tax consequences of purchasing our common shares.

     Bermuda Tax Considerations. As at the date of this Form 20-F, there is no Bermuda income, corporation or profits tax, dividend withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or our shareholders, other than shareholders ordinarily resident in Bermuda. We will not be subject to stamp duty on the issue or transfer of our shares.

     We have obtained from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966, as amended, an undertaking that, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital assets, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to us or to any of our operations, or to our shares, except in so far as such tax applies to persons ordinarily resident in Bermuda and holding such shares or holding any land leased or let to us.

     As an exempted company, we are liable to pay the Bermuda Government an annual registration fee calculated on a sliding scale based upon our authorized share capital and any premium paid on the issue of shares at a rate not exceeding Bermuda Dollars 27,825 per annum.

U.S. Tax Considerations

Taxation of Dividends Distributed on our Common Shares

     Subject to the passive foreign investment company rules discussed below, you, as a U.S. Holder, generally will include in income dividend distributions received from us, which we will pay in U.S. dollars, to the extent of our current or accumulated earnings and profits as determined under U.S. tax principles. To the extent dividend distributions paid by us exceed our current or accumulated earnings and profits, they will be treated first as a return of capital to the extent of your adjusted tax basis in the shares, and then as gain from the sale or exchange of shares.

     Dividends paid by us will not be eligible for the reduced 15% rate of tax applicable to certain dividends paid to non-corporate U.S. taxpayers. If, however, our shares become readily tradable on an established securities market in the United States, as determined for U.S. tax purposes, then dividends paid to non-corporate U.S. Holders should be eligible for the reduced 15% rate. Dividends paid by us generally will not be eligible for the “dividends-received” deduction otherwise generally allowed to corporate U.S. Holders.

     If you are a U.S. Holder, dividends received by you with respect to common shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. For this purpose, dividends distributed by us generally will constitute “passive income”, or, in the case of certain U.S. Holders, “financial services income”.

Taxation of Disposition of our Common Shares

     If you sell our common shares, you generally will recognize gain or loss in an amount equal to the difference, if any, between the U.S. Dollar value of the amount realized on the sale and your adjusted tax basis, determined in U.S. Dollars, in the shares. Any gain or loss you recognize on the sale will be capital gain or loss and will be long-term capital gain or loss if you have held the shares for more than one year. Long-term capital gain of a non-corporate U.S. Holder is generally taxed at a maximum rate of 15%.

Passive Foreign Investment Company Status

     Special U.S. federal income tax rules apply to U.S. Holders owning shares of a “passive foreign investment company,” which is commonly referred to as a “PFIC”. In general, a foreign corporation will be considered a PFIC for any taxable year in which either:

•	75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties not earned in the active conduct of a trade or business (the “Income Test”); or

•	50% or more of its assets, measured quarterly, generally by fair market value, produce, or are held for the production of, passive income (the “Asset Test”).

     Subject to certain exceptions, a U.S. shareholder who owns shares in a foreign corporation in a year in which the foreign corporation satisfies the Income Test or the Asset Test will be treated as owning shares in a PFIC for that year and all subsequent years in which the shareholder owns such shares, even if the foreign corporation does not satisfy either the Income Test or the Asset Test in any subsequent year.

     For our taxable year ending December 31, 2002, we satisfied the Asset Test. However, we will not constitute a PFIC for that year if we qualify for the “start-up year” exception (described below). If we do not qualify for the start-up year exception, we generally will be considered a PFIC for our taxable year ending December 31, 2002 and all subsequent years, even if in subsequent years we fail both the Income Test and the Asset Test. We will qualify for the start-up year exception if:

•	a predecessor corporation was not a PFIC;

•	we establish to the satisfaction of the Internal Revenue Service that we will not be a PFIC for our 2003 and 2004 taxable years based on current estimates; and

•	we in fact are not a PFIC for either of our 2003 and 2004 taxable years.

     Based on our current and projected income, assets and activities, we believe that we will not be classified as a PFIC, for our taxable years ending December 31, 2003 and 2004. Therefore, we believe we should qualify for the start-up year exception. Our determination that we are not a PFIC depends upon whether our gross income and holdings of passive assets remain at a level that will not cause us to become a PFIC. While we intend to so manage the level of our gross income and passive assets, it may not always be feasible for us to do so. In addition, since the nature of our income, assets and activities may change, we cannot be certain that we will not be classified as a PFIC for our taxable year ending December 31, 2002, or any subsequent year.

     If we are a PFIC for any taxable year during which you are a U.S. Holder holding our common shares, you generally will be subject to special tax rules (regardless of whether we remain a PFIC) with respect to: (1) any “excess distribution” made by us to you (generally any distribution received by a U.S. Holder in a taxable year that is greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or the U.S. Holder’s holding period for our common shares, if shorter); and (2) any gain realized on the sale or other disposition (including a pledge) of our common shares.

     Under these special rules: (1) the excess distribution or gain would be allocated ratably over your holding period for our common shares; (2) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC (if any) would be treated as ordinary income; and (3) the amount allocated to each of the other years would be subject to tax at the highest tax rate in effect for you for that year and an interest charge generally applicable to underpayments of tax would be imposed with respect to the resulting tax attributable to such other years (the “Excess Distribution Rules”). The tax liability with respect to amounts allocated under (3) above cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of our common shares will not be treated as capital gains, even if the shares are held as capital assets.

     Provided a PFIC furnishes certain information to its U.S. shareholders, a U.S. Holder of shares of a PFIC may elect to treat its interest in the PFIC as a “qualifying electing fund,” in which case the U.S. Holder would take its pro rata share of the PFIC’s undistributed earnings and profits and net capital gains into gross income for the PFIC’s taxable year which ends with or within such U.S. Holder’s taxable year. However, if we are a PFIC we do not expect to furnish the information necessary to permit a U.S. Holder to make such an election.

     In certain circumstances a U.S. Holder, in lieu of being subject to the Excess Distribution Rules, may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election would not be available to U.S. Holders because our common shares are not treated as regularly traded on certain qualified exchanges in the United States.

     If a PFIC ceases to satisfy the Income Test and the Asset Test in a taxable year, a U.S. Holder may prospectively avoid application of the Excess Distribution Rules by electing to recognize built-in gain (but not loss) on the stock of the foreign corporation as of the last day of the taxable year for which the foreign corporation satisfied the Income Test or the Asset Test. The gain recognized from the deemed sale, however, would be subject to the Excess Distribution Rules. A U.S. Holder who elects the deemed sale treatment will increase its basis in the stock by the amount of the gain recognized on the deemed sale of such stock. Losses are not recognized on the deemed sale, and there is no adjustment to the U.S. Holder’s stock basis where there is a realized but unrecognized loss on the deemed sale. Although we currently believe we will qualify for the start-up year exception (described above) for our taxable year ending December 31, 2002, there can be no assurance that we will in fact satisfy the requirements applicable to the exception. If we do not qualify for the start-up year exception, you, as a U.S. Holder of our common shares, may wish to elect the deemed sale treatment for the taxable year ending December 31, 2002, in which case you would make the deemed sale election generally by filing an amended tax return for your taxable year that includes the last day of the last year in which we were a PFIC, which would be December 31, 2002. You should consult your own tax advisors as to whether you should elect the deemed sale treatment.

     A U.S. Holder who beneficially owns shares in a PFIC must file an annual return with the Internal Revenue Service on IRS Form 8621 that describes any distributions received with respect to the PFIC shares and any gain realized on the disposition of these shares.

     You should consult your own tax advisors regarding the tax consequences that would arise if we were treated as a PFIC.

Controlled Foreign Corporation

     If U.S. persons who individually own at least 10% of our common shares (10% Shareholders”) own, in the aggregate, more than 50% (measured by voting power or value) of the stock of our common shares (directly, indirectly or by attribution), we will be a controlled foreign corporation (a “CFC”). If we are characterized as a CFC, then a portion of our undistributed income may be includible in the taxable income of each 10% Shareholder, and a portion of the gain recognized by such 10% Shareholder on the disposition of its common shares (which could otherwise qualify for capital gain treatment) may be converted into ordinary income.

Possible Application of the Foreign Personal Holding Company Rules

     If we are classified as a foreign personal holding company (an “FPHC”), each U.S. Holder (including indirect holders), regardless of its percentage ownership, will be required to include in income, as a dividend, its pro rata share of our undistributed FPHC income (generally, taxable income with certain adjustments) if such U.S. Holder owns any of our common shares on the last day of our taxable year. In general, we will be classified as an FPHC if (1) at any time during our taxable year, five or fewer individuals, who are U.S. citizens or residents, directly or indirectly own more than 50% of our common shares; and (2) at least 60% of our gross income (50% after the initial year in which we are classified as an FPHC), is passive income, including interest income.

Information Reporting and Backup Withholding

     Any dividends paid by us on our common shares and payment of proceeds from the sale of our common shares generally will not be subject to U.S. information reporting or the 28% backup withholding tax unless they are paid in the United States or paid by a U.S. payor or a U.S. middleman. If you furnish the U.S. payor or middleman with a duly completed and signed IRS Form W-9, these dividends and payments will not be subject to backup withholding tax. You will be allowed a refund or a credit equal to any amounts withheld under the U.S. backup withholding rules against your U.S. federal income tax liability, provided you furnish the required information to the IRS.

     The above description is not intended to constitute a complete analysis of all tax consequences relating to the ownership of our common shares. You should consult your own tax advisor concerning the tax consequences of your particular situation.

Documents on Display

     We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information with the U.S. SEC. These materials, including this Form 20-F, and exhibits thereto are available to the public over the Internet at the Commission’s web site at http://www.sec.gov. You may also read and copy any document we file at the Commission’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room and its copy charges.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risks

     Viatel is an international company that at the end of December 2002 had operations in eight countries. Only two operations and the parent company have a functional currency of U.S. dollars. Having operations in foreign currencies exposes the Company to foreign currency exchange risks.

     There are principally two types of foreign exchange risk, transaction and translation risks that may impact the results of operations and comprehensive income respectively. These are discussed more fully below.

Transaction risks

     Transactions in currencies other than the functional currency are translated at either the exchange rate in effect at the end of the month in which the transaction occurs or in some cases the rate in effect at the date of the transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is settled or translated, are recognized in the consolidated statements of operations as a component of “Selling, general and administrative expenses.”

     Our local operations transact business in their local currencies. They do not have significant assets, liabilities or other accounts denominated in currencies other than their local currency, and therefore are not subject to significant exchange rate risk with respect to their normal operations. Foreign currency exchange fluctuations currently have little or no impact on the price of our products and our competitiveness in various markets primarily for two reasons. First, other than for our cross border customers, our revenue streams are derived from the local operating subsidiaries. These subsidiaries transact with customers in the same country and the supporting agreements are generally denominated in the same local currency. Second, the local operating subsidiaries cost base is largely denominated in the local functional currency. The majority of underlying agreements with backbone and bandwidth suppliers, maintenance and property suppliers and salary costs, which comprise the majority of our expenses, are also denominated in the same currency as the local revenue stream.

     The parent company’s foreign exchange transaction risk is primarily derived from the revaluation of current assets and liabilities that are denominated in a currency other than U.S. dollars. These are comprised principally of Euro cash balances held to meet the working capital requirements of the five local operating subsidiaries with a Euro functional currency and the inter-company balances denominated in the local operating subsidiaries’ functional currency (Pounds Sterling, Swiss Francs and Euros).

     When required, the parent company funds the local operating subsidiaries in their functional currency supported with a corresponding intercompany receivable denominated in the local operating subsidiary’s functional currency. Thus, the parent company’s intercompany balances are held in the operating subsidiaries local functional currency and consequently are revalued on a monthly basis. The resultant foreign exchange gain or loss is reflected in the consolidated balance sheet as a component of the cumulative translation adjustment in shareholder’s equity.

     The parent company’s cash balances consist of Euros and U.S. dollars. The Euro bank account is revalued each month and the resultant gain or loss is reflected in the consolidated statements of operations as a component of “Selling, general and administrative expenses.”

     The fluctuation in the exchange rates resulted in a foreign currency loss reflected in the consolidated statement of operations of $1,421 for the period from June 7, 2002 to December 31, 2002, and a gain of US$441 for the Predecessor period from January 1, 2002 to June 7, 2002. For the year ended December 31, 2001 the Predecessor experienced a foreign currency loss of US$455. For the year ended December 31, 2000, the Predecessor experienced a foreign currency gain of US$87.

Translation risks

     The financial statements of the Company’s local operating subsidiaries with a functional currency other than U.S. dollars are translated into U.S. dollars using the current rate method. Accordingly, assets and liabilities are translated at period-end exchange rates while revenue and expenses are translated at the period’s average exchange rates. Exchange differences arising from the retranslation at period end exchange rates of the opening net investments and results for the period are charged or credited directly to the cumulative translation adjustment in shareholders’ equity.

     The fluctuation in the exchange rates resulted in a cumulative translation adjustment gain reflected as a component of accumulated other comprehensive loss in stockholders’ equity, of $3,635 for the period from June 7, 2002 to December 31, 2002, US$7,009 for the period from January 1, 2002 to June 7, 2002 and US$6,899 for the year ended December 31, 2001 and a loss of US$57,397 for the year ended December 31, 2000.

     Exchange rates can vary significantly. The Euro high and low rates varied by approximately 27% in relation to the U.S. dollar during the year ended December 31, 2002. This variation affects the average exchange rates used to translate the income statements of our operating companies whose functional currency is not U.S. dollars. At December 31, 2002, the Euro to U.S. dollar exchange rate was approximately 20% above where it was at the beginning of the year. This variation affects the ending exchange rates used to translate amounts on the balance sheet of our operating companies whose functional currency is not U.S. dollars. Future changes in the value of the Euro could have a material impact on our financial position and results of operations. We also experienced fluctuations in other exchange rates.

Hedging against foreign exchange risks

     We do not actively manage our exposure to foreign currency translation risks that affect our reported results. We currently have no hedging arrangements or derivatives in place to address translation risk.

     We have exposure to financial market risks, including changes in interest rates and foreign exchange rates. At December 31, 2002 and 2001, the Company’s financial instruments consisted of short-term investments and money market deposits. At December 31, 2002 and 2001 all of our investments were due to mature within three months and the carrying value of such investments approximates fair value.

Sensitivity analysis

     As mentioned above, at December 31, 2002 and 2001, we had Euro and Pound Sterling denominated balances held by group entities with a functional currency in U.S. dollars. Therefore, this exposes the Company to foreign currency exchange rate risk in the Statement of Operations. At December 31, 2002, a 10 percent weakening of the dollar against all other currencies in which the Group’s net earnings are denominated would have resulted in a decreased loss of $2.7 million (2001 — $1.9 million). A 10 percent strengthening of the dollar against all other currencies in which the Group’s net earnings are denominated would have resulted in a further loss of $2.7 million (2001 — $1.9 million) The change in exposure from year to year is related to the change in the balance of the Euro and Pound Sterling denominated balances.

PART II

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     See “Item 4. Information on the Company — Chapter 11 Reorganization”.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Pursuant to the Plan of Reorganization, the Predecessor’s common shares, preferred stock and warrants were cancelled and the holders of such securities did not receive any shares or other securities in the Company. See “Item 4. Information on the Company — Chapter 11 Reorganization”.

ITEM 15.	CONTROLS AND PROCEDURES

     Following implementation of certain provisions of the U.S. Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), companies such as ours that have a class of securities registered under Section 12 of the Exchange Act generally must maintain disclosure controls and procedures. Each such company’s management must evaluate, with the participation of the principal executive and principal financial officers, or persons performing similar functions, the effectiveness of its disclosure controls and procedures. In the case of a company that is, as we are, a “foreign private issuer” under the relevant Exchange Act rules, the evaluation must be made as of the end of each fiscal year. Each such company’s management must also evaluate, with the participation of its principal executive and principal financial officers, or persons performing similar functions, any change in its internal control over financial reporting that occurred during its fiscal year that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

     For these purposes, under the relevant U.S. SEC rules the term “disclosure controls and procedures” means controls and other procedures of a company that are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the U.S. SEC’s rules and forms. Under the rules, such disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. Disclosure controls and procedures can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives.

     The term “internal control over financial reporting” is defined under the relevant U.S. SEC rules as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

     Within the 90-day period prior to the date of this Form 20-F, we have carried out the above-referenced evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2002, the end of the period covered by this Form 20-F. This evaluation has been carried out under the supervision of, and with the participation of, our senior management, including our Chief Executive Officer (our principal executive officer) and our Chief Financial Officer (our principal financial officer).

     Based upon this evaluation, we have concluded that as of December 31, 2002 our disclosure controls and procedures required significant improvement. Since this time, there have been significant changes in our senior management and other personnel. These changes included the appointment of Lucy Woods as our new Chief Executive Officer. Under this new management, we believe that a number of actions have been taken which have resulted in our disclosure controls and procedures now being effective to ensure that material information is made known to our management and that the information required to be disclosed in this Form 20-F and our other reports to be filed under the Exchange Act is timely recorded, processed, summarized and reported.

     The steps that have been taken include:

•	We have engaged an external law firm to review various aspects of our Exchange Act disclosure procedures.

•	We have established a Disclosure Committee operating under a written Disclosure Committee Charter approved by our Board. The Disclosure Committee Charter was adopted by our Chief Executive Officer and Chief Financial Officer and ratified by our Board. The Charter enumerates the Committee’s responsibilities, including designing disclosure controls, monitoring their effectiveness and supervising the preparation of our disclosure documents. The initial members of the Disclosure Committee are General Counsel Stuart Blythe, Chief Financial Officer Stephen Grist and European Finance Director Steve Garry. The Disclosure Committee oversees the gathering of information in connection with the preparation of the reports that we file under the Exchange Act, including this Form 20-F, and works to ensure the accuracy and completeness of our disclosures in such reports.

•	The members of our Disclosure Committee have been directly involved in the preparation and review of this Form 20-F.

•	Further, our Board has approved and adopted a written Code of Ethics. The principles set forth in of our Code of Ethics are intended to promote the honest and ethical conduct of all our employees and compliance with all applicable rules and regulations that apply to us. The Code of Ethics has been filed as Exhibit 11 to this Form 20-F.

     As of the date of this Form 20-F, we are still in the process of identifying, developing and implementing other measures to improve the effectiveness of our disclosure controls and procedures and our internal controls, including plans to enhance our resources, systems and training with respect to our financial reporting and disclosure responsibilities, and to review our actions with our Audit Committee and our independent auditors. We have committed, and intend to continue to commit, considerable resources to these efforts.

     Except as described above, there were no significant changes in our internal controls or in other factors that could significantly affect our internal controls subsequent to the date of our evaluation of our disclosure controls and procedures.

     Notwithstanding our conclusions referred to above, the effectiveness of any system of disclosure controls and procedures, including ours, is subject to many inherent limitations, including cost limitations, judgments used in decision-making, assumptions regarding the likelihood of future events, soundness of internal controls and fraud. Due to such inherent limitations, we cannot assure that any system of disclosure controls and procedures will be successful in preventing all errors or fraud, or in making all material information known in a timely manner to management.

ITEM 16:	RESERVED

PART III

ITEM 17.	FINANCIAL STATEMENTS

     The registrant has responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

     The financial statements listed in the Index to Financial Statements are filed or incorporated by reference as a part of this Form 20-F.

ITEM 19.	EXHIBITS

Exhibit Number		Description of Exhibit
1.1	-	Certificate of Incorporation of Viatel Holding (Bermuda) Limited.
1.2	-	Memorandum of Association of Viatel Holding (Bermuda) Limited.
1.3	-	Amendment to Memorandum of Association of Viatel Holding (Bermuda) Limited.
1.4	-	Bye-laws of Viatel Holding (Bermuda) Limited. (Previously filed as Exhibit 99.2 to the Company’s Form 6-K dated February 5, 2004 and incorporated by reference herein.)
2	-	Form of Registration Rights Agreement, among Viatel Holding (Bermuda) Limited and the other parties thereto.
8	-	List of subsidiaries of Viatel Holding (Bermuda) Limited.
11	-	Code of Ethics.
12.1	-	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	-	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13	-	Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	-	Amended Disclosure Statement with Respect to the First Amended Joint Chapter 11 Plan of Reorganization of Viatel, Inc. and Certain of its Subsidiaries (Previously filed as Exhibit 2.1 to the Company’s Form 8-K dated January 22, 2004 and incorporated by reference herein.)

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Viatel Holding (Bermuda) Limited
	By:	/s/ Lucy Woods Lucy Woods Chief Executive Officer
Date: March 22, 2004

INDEX TO FINANCIAL STATEMENTS

Page
Independent Auditors’ Report (Deloitte & Touche LLP)	F-2
Independent Auditors’ Report (KPMG LLP)	F-4
Consolidated Balance Sheets as of December 31, 2002 and December 31, 2001	F-5
Consolidated Statements of Operations for the period ended December 31, 2002, the period ended June 7, 2002 and the years ended December 31, 2001 and December 31, 2000	F-6
Consolidated Statements of Comprehensive (Loss) / Income for the period ended December 31, 2002, the period ended June 7, 2002 and the years ended December 31, 2001 and December 31, 2000	F-7
Consolidated Statements of Shareholders’ Equity for the period ended December 31, 2002, the period ended June 7, 2002 and the years ended December 31, 2001 and December 31, 2000	F-8
Consolidated Statements of Cash Flows for the period ended December 31, 2002, the period ended June 7, 2002 and the years ended December 31, 2001 and December 31, 2000	F-10
Notes to the Consolidated Financial Statements	F-12

INDEPENDENT AUDITORS’ REPORT (DELOITTE & TOUCHE LLP)

To the Board of Directors and Shareholders of
Viatel Holding (Bermuda) Limited
Hamilton, Bermuda

     We have audited the accompanying consolidated balance sheets of Viatel Holding (Bermuda) Limited, a Bermudan Company and subsidiaries (the “Company”) as of December 31, 2002 (Successor Company balance sheet), and the consolidated balance sheet of Viatel, Inc., the predecessor to the Company as of December 31, 2001 (Predecessor Company balance sheet) and the related consolidated statements of operations, comprehensive (loss)/income, shareholders’ equity and cash flows for the periods from June 7, 2002 to December 31, 2002 (Successor Company operations), January 1, 2002 to June 7, 2002 and for the year ended December 31, 2001 (Predecessor Company operations). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The Company’s consolidated financial statements for the year ended December 31, 2000 were audited by other auditors whose attached report expressed an unqualified opinion on those statements and included an explanatory paragraph about the Predecessor’s ability to continue as a going concern.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As discussed in Note 1 to the consolidated financial statements, the Bankruptcy Court entered an order confirming the Plan of Reorganization, which became effective after the close of business on June 7, 2002. Accordingly, the accompanying financial statements for the periods subsequent to June 7, 2002 have been prepared in conformity with AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code for the Successor Company as a new entity with assets, liabilities and a capital structure having carrying values not comparable with prior periods as described in Note 3 to the consolidated financial statements.

     In our opinion, the Successor Company consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2002 and the consolidated results of their operations and their consolidated cash flows for the period from June 7, 2002 to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. Furthermore, in our opinion, the Predecessor Company consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Predecessor Company as of December 31, 2001 and the consolidated results of their operations and their consolidated cash flows for the period from January 1, 2002 to June 7, 2002 and the year ended

December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

London, England

March 22, 2004

INDEPENDENT AUDITORS’ REPORT (KPMG LLP)

The Board of Directors and Stockholders
Viatel Holding (Bermuda) Limited:

     We have audited the accompanying consolidated statements of operations, shareholders’ deficiency, comprehensive loss, and cash flows of Viatel, Inc. and subsidiaries for the year ended December 31, 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of Viatel, Inc. and subsidiaries for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company suffered recurring net losses and net operating cash deficiencies, had a significant working capital deficiency and a significant shareholders’ deficiency and did not have sufficient funds on hand to meet its current debt obligations. These factors raised substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

New York, New York

April 11, 2001

VIATEL HOLDING (BERMUDA) LIMITED

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(United States Dollars in thousands, except share data)

	Successor 2002	Predecessor 2001
ASSETS
Current Assets:
Cash and cash equivalents	53,408	65,933
Accounts receivable (net of allowance for doubtful debts of $790 (Successor), $0 (Predecessor))	4,568	12,230
Amounts receivable from bankruptcy estates within one year	14,910	19,000
Prepaid expenses and other current assets	3,288	12,311

Total current assets	76,174	109,474

Amounts receivable from bankruptcy estates after more than one year	5,975	—
Property and equipment, net	37,947	30,774
Deferred financing costs	—	61,865
Other assets	955	776

Total assets	121,051	202,889

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	3,890	19,699
Accrued administrative and priority claims	4,195	—
Accrued expenses	3,193	4,818
Deferred revenue	662	18,055
Other current liabilities	751	10,552

Total current liabilities	12,691	53,124

Long-term liabilities:
Future performance obligations	4,600	—
Accrual for French VAT payable	6,076	—

Total long-term liabilities	10,676	—
Liabilities subject to compromise	—	2,357,935

Total liabilities	23,367	2,411,059

Commitments and contingencies (Note 10)

Preferred stock, Series B mandatorily redeemable (in 2015) cumulative convertible preferred stock, $.01 par value: authorized 650,000 shares; issued and outstanding 325,000 shares	—	338,259

Shareholders’ equity:
Common stock, $.01 par value: Successor: 2002 — 100,000,000 shares authorized; 10,560,000 shares issued and outstanding, Predecessor: 2001 — 300,000,000 shares authorized; 50,962,868 shares issued and outstanding	106	510
Additional paid-in capital	98,788	1,123,380
Accumulated other comprehensive income / (loss)	3,635	(95,962)
Deferred stock compensation	(183)	(3,966)
Accumulated deficit	(4,662)	(3,570,391)

Total shareholders’ equity / (deficit)	97,684	(2,546,429)

Total liabilities and shareholders’ equity	121,051	202,889

See accompanying notes to consolidated financial statements

VIATEL HOLDING (BERMUDA) LIMITED

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(United States Dollars in thousands, except per share data)

	Successor	Predecessor	Predecessor	Predecessor
	From June 7, 2002	From January 1,	Year ended	Year ended
	to December 31,	2002 to June 7,	December 31,	December 31,
	2002	2002	2001	2000
Revenue:
Communication services revenues	2,793	1,216	240,092	646,470
Operations and maintenance fee revenue	1,371	1,451	4,239	4,455
Capacity sales	—	—	12,298	102,983

Total revenue	4,164	2,667	256,629	753,908

Operating expenses:
Cost of services and sales	(1,506)	(1,518)	(170,463)	(552,110)
Selling, general and administrative (including non-cash stock compensation (expense)/income of $(75) (Successor), $(4,567) (Predecessor), 2001 — $5,819, 2000 — $(15,322))	(30,840)	(26,502)	(115,245)	(358,729)
Gain on amounts due from bankruptcy estates	25,003	—	—	—
Restructuring and impairment	—	(908)	(1,278,640)	(899,999)
Depreciation and amortization	(2,458)	(1,736)	(119,920)	(303,168)

Total operating expenses (net)	(9,801)	(30,664)	(1,684,268)	(2,114,006)

Operating loss before reorganization items	(5,637)	(27,997)	(1,427,639)	(1,360,098)
Reorganization Items	—	2,662,669	—	—

Operating (loss) / income	(5,637)	2,634,672	(1,427,639)	(1,360,098)
Other income / (expense):
Interest and other income	986	1,007	8,019	31,981
Interest expense	(11)	(63)	(83,965)	(212,630)

Net (loss) / income	(4,662)	2,635,616	(1,503,585)	(1,540,747)
Dividends on convertible preferred securities	—	—	(14,293)	(32,954)

Net (loss) / income attributable to common stockholders	(4,662)	2,635,616	(1,517,878)	(1,573,701)

Net (loss) / income per common share attributable to common shareholders, basic and diluted	(0.44)	51.72	(29.72)	(31.53)

Weighted average common shares outstanding, basic and diluted	10,560	50,963	51,072	49,905

See accompanying notes to consolidated financial statements.

VIATEL HOLDING (BERMUDA) LIMITED

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) / INCOME

(United States Dollars in thousands)

	Successor	Predecessor	Predecessor	Predecessor
	From June 7, 2002	From January 1,	Year ended	Year ended
	to December 31,	2002 to	December 31,	December 31,
	2002	June 7, 2002	2001	2000
Net (loss) / income	(4,662)	2,635,616	(1,503,585)	(1,540,747)
Foreign currency translation adjustment	3,635	7,009	6,899	(57,397)

Comprehensive (loss) / income	(1,027)	2,642,625	(1,496,686)	(1,598,144)

See accompanying notes to consolidated financial statements.

VIATEL HOLDING (BERMUDA) LIMITED

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(United States Dollars in thousands, except share data)

	Number of				Foreign
	Shares of		Additional		Currency
	Common	Common	Paid-In	Deferred Stock	Translation	Accumulated
	Stock	Stock	Capital	Compensation	Adjustments	Deficit	Total
Predecessor Company Balance at December 31, 1999	47,093,361	471	1,066,964	(5,768)	(45,464)	(478,812)	537,391
Issuance costs of Series B mandatorily redeemable (in 2015) cumulative convertible preferred stock	—	—	(18,909)	—	—	—	(18,909)
Issuance costs of Viatel-obligated mandatorily redeemable (in 2015) convertible preferred securities of subsidiary grantor trust whose sole assets are junior subordinated debentures of Viatel (“2015 convertibles”)	—	—	(8,550)	—	—	—	(8,550)
Warrants issued	—	—	19,311	—	—	—	19,311
Warrants converted	27,178	—	—	—	—	—	—
Stock options exercised	2,740,400	27	29,509	—	—	—	29,536
Restricted shares issued	1,510,700	15	33,107	(33,122)	—	—	—
Restricted shares forfeited	(46,000)	—	(2,218)	1,776	—	—	(442)
Earned compensation	—	—	717	15,322	—	—	16,039
Foreign currency translation adjustment	—	—	—	—	(57,397)	—	(57,397)
Dividends on Series B mandatorily redeemable (in 2015) cumulative convertible preferred stock	—	—	—	—	—	(22,928)	(22,928)
Dividends on 2015 convertibles	—	—	—	—	—	(10,026)	(10,026)
Net loss	—	—	—	—	—	(1,540,747)	(1,540,747)

Balance at December 31, 2000	51,325,639	513	1,119,931	(21,792)	(102,861)	(2,052,513)	(1,056,722)
Stock options exercised	34,092	—	(145)	—	—	—	(145)
Restricted shares issued	44,140	—	505	—	—	—	505
Restricted shares forfeited	(1,139,892)	(10)	(23,635)	12,411	—	—	(11,234)
Earned compensation	—	—	—	5,415	—	—	5,415
Issuance of common stock for employee purchase plan	151,624	2	619	—	—	—	621
Conversion of 2015 convertibles	547,265	5	26,105	—	—	—	26,110
Foreign currency translation adjustment	—	—	—	—	6,899	—	6,899
Dividends on Series B mandatorily redeemable (in 2015) cumulative convertible preferred stock	—	—	—	—	—	(9,643)	(9,643)
Dividends on 2015 convertibles	—	—	—	—	—	(4,650)	(4,650)
Net loss	—	—	—	—	—	(1,503,585)	(1,503,585)

Balance at December 31, 2001	50,962,868	510	1,123,380	(3,966)	(95,962)	(3,570,391)	(2,546,429)

VIATEL HOLDING (BERMUDA) LIMITED

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY, continued

(United States Dollars in thousands, except share data)

	Number of				Foreign
	Shares of		Additional		Currency
	Common	Common	Paid-In	Deferred Stock	Translation	Accumulated
	Stock	Stock	Capital	Compensation	Adjustments	Deficit	Total
Balance at December 31, 2001	50,962,868	510	1,123,380	(3,966)	(95,962)	(3,570,391)	(2,546,429)
Foreign Currency translation adjustment	—	—	—	—	7,009	—	7,009
Stock options issued	—	—	2,569	(2,569)	—	—	—
Earned compensation	—	—	—	4,567	—	—	4,567
Net income	—	—	—	—	—	2,635,616	2,635,616
Impact of Fresh Start Adjustments:
Elimination of accumulated losses	—	—	—	—	—	934,775	934,775
Elimination of foreign currency translation reserve	—	—	—	—	88,953	—	88,953
Cancellation of shares in predecessor	(50,962,868)	(510)	(1,125,691)	1,710	—	—	(1,124,491)
Issuance of common shares in connection with plan of reorganization	10,560,000	106	98,530	—	—	—	98,636

Successor Company balance, June 7, 2002	10,560,000	106	98,788	(258)	—	—	98,636
Earned compensation	—	—	—	75	—	—	75
Foreign Currency translation adjustment	—	—	—	—	3,635	—	3,635
Net loss	—	—	—	—	—	(4,662)	(4,662)

Balance at December 31, 2002	10,560,000	106	98,788	(183)	3,635	(4,662)	97,684

See accompanying notes to consolidated financial statements.

VIATEL HOLDING (BERMUDA) LIMITED

AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(United States Dollars in thousands)

	Successor	Predecessor	Predecessor	Predecessor
	From June 7, 2002	From January 1,	Year ended	Year ended
	to December 31,	2002 to June 7,	December 31,	December 31,
	2002	2002	2001	2000
Cash flows from operating activities:
Net (loss) / income	(4,662)	2,635,616	(1,503,585)	(1,540,747)
Adjustments to reconcile net (loss) / income to net cash used in operating activities:
Depreciation and amortization	2,458	1,736	119,920	303,168
Accreted interest expense on long term debt	—	—	19,016	52,955
Provision for losses on accounts receivable			—
Amortisation of deferred financing and registration costs	—	—	(9,125)	81,176
Non-cash restructuring and impairment	—	—	1,278,640	899,999
Reorganization items, net of cash	—	(2,660,786)	—	—
Stock based compensation expense/(income)	75	4,567	(5,819)	15,322
Changes in operating assets and liabilities, net of effect of acquisitions:
(Increase) / decrease in accounts and notes receivable and accrued interest	(540)	8,200	12,811	(67,206)
(Decrease) / increase in accrued interest expense on Senior Notes	—	—	(830)	30,735
Decrease in prepaid expenses and other receivables	2,843	6,180	(54,764)	15,798
(Increase) / decrease in amounts receivable from bankruptcy estates	(15,622)	13,737	(19,000)	—
(Increase) / decrease in other assets	(374)	195	11,194	1,831
Increase / (decrease) in accrued telecommunications costs, accounts payable, and other accrued expenses	2,057	(1,589)	(68,312)	(64,729)

Net cash (used in) / provided by operating activities	(13,765)	7,856	(219,854)	(271,698)

Cash flows from investing activities:
Capital expenditures	(1,667)	(8,721)	(21,851)	(574,712)
Proceeds from disposal of property and equipment	—	2,051	—	—
Cash paid for acquisitions, net of cash acquired	—	—	—	(115,408)
Proceeds from maturity of marketable securities	—	—	57,531	105,574
Decrease in cash securing letters of credit for network construction	—	—	29,728	19,214

Net cash (used in) / provided by investing activities	(1,667)	(6,670)	65,408	(565,332)

VIATEL HOLDING (BERMUDA) LIMITED

AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS, continued

(United States Dollars in thousands)

	Successor	Predecessor	Predecessor	Predecessor
	From June 7, 2002	From January 1,	Year ended	Year ended
	to December 31,	2002 to June 7,	December 31,	December 31,
	2002	2002	2001	2000
Cash flows from financing activities:
Proceeds from issuance of senior notes, senior discount notes and convertible debentures	—	—	—	281,241
Proceeds from issuance of convertible preferred securities	—	—	—	477,541
Repayment of senior discount notes	—	—	(10,455)	—
Deferred financing and registration costs	—	—	—	(14,850)
Proceeds from exercise of stock options	—	—	—	29,535
Proceeds from common stock offering	—	—	476	—
Proceeds from restricted stock offering	—	—	505	—
Payments under capital leases and notes payable	—	—	(63,826)	(10,702)

Net cash (used in) / provided by financing activities	—	—	(73,300)	762,765

Effects of exchange rate changes on cash	605	1,116	(11,696)	(3,036)

Net (decrease) / increase in cash and cash equivalents	(14,827)	2,302	(239,442)	(77,301)

Cash and cash equivalents at beginning of period	68,235	65,933	305,375	382,676

Cash and cash equivalents at end of period	53,408	68,235	65,933	305,375

Supplemental disclosure of cash flow activity
Interest paid	8	63	93,738	167,006
Interest received	906	1,007	8,019	31,014
Taxes paid	—	—	—	—
Receipts from bankruptcy estates	10,030	13,737	—	—

See accompanying notes to consolidated financial statements

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

(1) Nature of Business, Background And Basis of Presentation

     The Company operates a pan-European telecommunications network comprised of advanced fiber-optic cable systems and interfaces that are owned by, leased to, or otherwise available to the Company. Over its network, the Company offers a variety of telecommunications products and services, IP transit, leased line services, managed hosting, co-location services and rights of use in capacity.

     Viatel Holding (Bermuda) Limited was incorporated on January 4, 2002 under the laws of Bermuda, as a subsidiary of Viatel, Inc. and in anticipation of the consummation of the First Amended Joint Chapter 11 Plan of Reorganization (the “Plan of Reorganization”) of Viatel, Inc. and certain of its subsidiaries. As contemplated under the terms of the Plan of Reorganization, and commencing as of the close of business on June 7, 2002 (the “Effective Date”), a series of share transfers were made whereby various subsidiaries that had been previously held, directly or indirectly, by Viatel, Inc. became wholly-owned direct or indirect subsidiaries of Viatel Holding (Bermuda) Limited.

     The Company has adopted “fresh start reporting” in accordance with American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code” (“SOP 90-7”). Under fresh start reporting, a new, viable entity with a going concern value is created for financial reporting purposes and the consolidated financial statements have been prepared for that new entity on that basis. Viatel Holding (Bermuda) Limited and its subsidiaries is therefore considered the Successor Company to Viatel, Inc., which is considered the Predecessor Company on the date of consummation of the Plan of Reorganization. Accordingly, the results that are presented in the consolidated financial statements of the Successor are those from the close of business on the Effective Date to December 31, 2002.

     References in these consolidated financial statements to “The Group”, “Viatel”, the “Successor Company”, the “Successor”, “we” or “us” refer to Viatel Holding (Bermuda) Limited and its subsidiaries. Any references in these financial statements to the “Predecessor Company” or the “Predecessor” refer to Viatel, Inc. and its subsidiaries prior to the Effective Date.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company currently has limited financial resources available to support ongoing operations, fund its operating business plan and pay ongoing operational obligations as they become due. The Company’s Directors believe existing capital resources and cash from operations will be insufficient to enable it to satisfy expected cash funding and working capital requirements beyond the second quarter of 2004.

     On February 9, 2004, the Company executed a term sheet with a group of investors for the proposed issuance of US$50-60 million of senior convertible debt securities (the “Notes”). Interest, at the rate of 8% per annum, would be compounded and payable semi-annually by way of additional Notes or, at the Company’s option, in cash; the Notes would be due in 2014. The Notes would, at the option of the Noteholder, be convertible into ordinary shares upon the occurrence of certain specified “liquidity events”, such as a change in control or initial public offering. The Company anticipates the conclusion of the financing within the second quarter of 2004.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

     The term sheet is non-binding and therefore no assurance can be given that the proposed financing will be consummated. If the Company cannot obtain acceptable financing, the Directors will be forced to reduce dramatically cash requirements or to raise cash, by discontinuing or disposing of existing development programs or business operations, by selling assets or otherwise. These consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.

(2) Significant Accounting Policies

     These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are expressed in U.S. Dollars (“Dollars”). The significant accounting policies are summarized as follows:

(a)	Basis of Consolidation

     The financial statements consolidate the Company and its majority-owned and controlled subsidiaries from their respective dates of acquisition. All intercompany balances and transactions have been eliminated in consolidation. As at December 31, 2002 and 2001, there were no equity method investments.

(b)	Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. The most significant estimates include accounts receivable reserves, impairment charges, useful lives of fixed assets and performance obligations under long-term contracts. Actual amounts and results could differ from those estimates.

(c)	Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code”

     On June 7, 2002, the Company adopted “fresh start reporting” in accordance with SOP 90-7,

     Under fresh start reporting, a new, viable entity is created for financial reporting purposes; the Company’s consolidated financial statements have been prepared for that new entity on that basis applying the following main principles:

•	the reorganization value of the entity should be allocated to the entity’s assets in conformity with the procedures specified by Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS No. 141”) for transactions reported on the basis of the purchase method; and

•	each liability existing as at the Effective Date, other than deferred taxes, should be stated at present values of amounts to be paid determined at appropriate current interest rates.

     The reorganization value was primarily determined on a discounted cash flow analysis utilizing both recent operating results and future projected cash flows over the estimated lives of the

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

network assets and a discount rate of 20%. The reorganization value was allocated to individual assets and liabilities based on the work of outside financial advisors as well as internal valuation estimates using the discounted cash flow analysis referred to above.

     Included in the balance sheet at the Effective Date are amounts considered to be pre confirmation contingencies in accordance with AICPA Practice Bulletin 11, “Accounting for Pre-Confirmation Contingencies in Fresh Start Reporting”. Subsequent revisions to the pre-confirmation contingencies are reported in the statement of operations. In our case pre-confirmation contingencies include amounts realized and to be realized from the claims made by the Predecessor in the bankruptcy proceedings of certain subsidiaries. An estimate was made as at the Effective Date of the certain recoveries and to the extent actual recoveries are in excess of those estimated at the Effective Date we have recorded a gain through the statement of operations. Liabilities, such as that for VAT in France, of which there was no actual knowledge yet relate to the Predecessor’s subsidiaries transferred to the Company are reflected in the same way and the charge has been recorded in the statement of operations.

(d)	Revenue and Cost of Services and Sales

     Capacity sales made by the Predecessor mainly represented indefeasible rights of use for sales of portions of the network that qualify for sales-type lease accounting. Revenue for capacity sales is recognized when capacity is delivered to the purchaser. Such revenues were recognized in accordance with Interpretation No. 43 of the Financial Accounting Standards Board (“FASB”), “Real Estate Sales, an interpretation of FASB Statement No. 66” (“FIN 43”) and the SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”. Transactions not meeting the criteria for sales-type lease accounting were accounted for as operating leases, with revenue being recognized over the term of the lease and included in communications services revenue.

     The Company records communication services revenue as earned at the time services are provided. The related cost of communication services is reported in the same period.

     Annual operating and maintenance charges are invoiced separately from capacity sales. Revenues relating to such maintenance charges are recognized over the period in which the service is provided. Deferred revenue also includes amounts invoiced for standby maintenance applicable to future periods.

     Operations and maintenance costs are expensed over the period to which the expenditure relates.

     Predecessor’s cost of capacity in any period is determined based upon the ratio of total capacity sold and total anticipated capacity to be utilized multiplied by the related costs of the relevant portion of Predecessor’s network.

     Costs relating to the short-term lease of capacity are recognized over the period of the contract. The costs of network service products are expensed over the period of the recognition of the corresponding revenue.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

(e)	Advertising Costs

     Advertising costs are expensed as incurred. Such costs are included in sales, general and administrative expenses in the accompanying consolidated statements of operations and amounted to US$1 for the period from June 7, 2002 to December 31, 2002. For the period from January 1, 2002 to June 7, 2002, and the years ended December 31, 2001 and December 31, 2000, advertising costs amounted to US$nil, US$3,675 and US$20,013 respectively.

(f)	Income Taxes

     Income taxes are accounted for under the liability method. Deferred taxes are determined based on the difference between the tax basis of an asset or liability and its reported amount in the financial statements. A deferred tax liability or asset is recorded using the enacted tax rates expected to apply to taxable income in the period in which the deferred tax liability or asset is expected to be settled or realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is enacted. Future tax benefits attributable to these differences, if any, are recognizable to the extent that realization of such benefits is more likely than not. A valuation allowance is applied to deferred tax assets in order to reduce them to a realizable amount at the balance sheet date.

(g)	Net (loss)/income per Common Share

     Basic net (loss)/income per common share is computed by dividing net (loss)/income applicable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net (loss)/income per common share is computed by dividing net (loss)/income by the weighted average number of common shares and common share equivalents outstanding during the period. For the period from June 7, 2002 to December 31, 2002 and from January 1, 2002 to June 7, 2002, and the years ended December 31, 2001 and December 31, 2000, no outstanding stock options have been included in the calculation of diluted net loss per share as the effect would be anti-dilutive.

(h)	Property and Equipment

     At December 31, 2002, property and equipment included property and equipment acquired from the Predecessor, which is stated at fair value upon acquisition. All acquisitions of capital equipment thereafter, principally comprising telecommunications related equipment are stated at cost.

     At December 31, 2001, property and equipment of the Predecessor principally comprised telecommunications related equipment such as fiber optic cable systems, switches, routers and computer hardware. Such equipment is stated at historical cost, reduced by provisions to recognize impairment in value. Costs associated directly with network construction, service installations and development of business support systems, including employee related costs, and interest expense incurred during the construction period, were capitalized.

     Equipment held under capital leases is stated at the lower of the fair value of the asset or the net present value of the minimum lease payments at the inception of the lease. Maintenance and repairs are expensed as incurred.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

     Depreciation is calculated on a straight-line basis over the assets’ estimated useful lives, which are determined based on historical usage with consideration given to technological changes, trends in the industry and other economic factors that could impact the network architecture and asset utilization. Amortization of equipment held under capital leases and of leasehold improvements is included in depreciation and amortization expense, and is calculated on a straight-line basis over the estimated useful lives of the assets, or the related lease term, whichever is shorter. The estimated useful lives of the other assets are as follows:

Communications systems and network infrastructure	5 to 25 years
Furniture, office and computer equipment.	2 to 5 years
Land.	Not depreciated

(i)	Deferred Financing Costs

     Deferred financing costs represent costs incurred to issue and register debt that were being amortized over the term of the related debt. As this debt was extinguished as part of the Plan of Reorganization these deferred financing costs were written off as part of the Reorganization items.

(j)	Impairment of Long-lived Assets

     The Company periodically reviews events and changes in circumstances to determine whether the recoverability of the carrying value of long-lived assets should be reassessed. Should events or circumstances indicate that the carrying value may not be recoverable based on undiscounted future cash flows, an impairment loss measured by the difference between the fair value and the carrying value of long-lived assets would be recognized. Fair value is generally determined based upon an estimate of the discounted future net cash flows to be generated by the assets.

     Under the testing for impairment, estimates of future cash flows are used to test the recoverability of a long-lived asset, and are based on the existing service potential of the asset. These estimates exclude cash flows associated with future capital expenditures that would increase the service potential of the long-lived asset.

     As at December 31, 2001 we considered our entire network infrastructure to be impaired. We determined the impairment by reference to the Reorganization Value agreed as part of the confirmation of our Plan of Reorganization, as the Reorganization Value represents the value of the business as a going concern.

(k)	Cash and Cash Equivalents

     Cash equivalents include highly liquid debt instruments purchased with an original maturity of three months or less. The company has no restricted cash as at December 31, 2002 and December 31, 2001.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

(l)	Foreign Currency Translation

     The functional currency of each of the Company’s subsidiaries is the local currency of the country in which each subsidiary is located. Transactions in currencies other than the functional currency are translated into the functional currency at the rates of exchange at the date of each transaction.

     Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is recorded and the date on which it is either settled or translated at period-end exchange rates are recognized in the statement of operations. The foreign exchange loss recognized in the statement of operations and included in “Selling, general and administrative expenses” amounted to US$1,421 for the period from June 7, 2002 to December 31, 2002. For the period from January 1, 2002 to June 7, 2002, the Predecessor experienced exchange transaction gains of US$441. For the year ended December 31, 2001, there was an exchange transaction loss of US$455. For the year ended December 31, 2000, the Predecessor experienced an exchange transaction gain of US$87.

     The financial statements of foreign subsidiaries are translated into United States Dollars using the current-rate method. Accordingly, assets and liabilities denominated in foreign currencies are translated at rates of exchange in effect at the balance sheet date and the statements of operations of overseas subsidiaries are translated into United States Dollars at average exchange rates. Exchange differences arising from retranslation at period-end exchange rates of the opening net investments and results for the period are charged or credited directly to the cumulative translation adjustment in shareholders’ equity.

(m)	Financial Instruments, Derivatives and Concentration of Credit Risk

     At December 31, 2002 the Company’s financial instruments included cash and cash equivalents, accounts receivable, accounts payable and accrued expenses. The fair values, at December 31, 2002 and at December 31, 2001, of cash and cash equivalents, receivables, accounts payable and accrued interest approximated their carrying values because of the short-term nature of these instruments.

     Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments and trade receivables. The Company restricts investment of temporary cash investments to financial institutions with high credit standing.

     The Company does not have any derivative instruments at December 31, 2002 and did not enter into any activities resulting in derivative instruments during the period then ended.

     The Company records all derivative instruments on the balance sheet at fair value. Changes in a derivative’s fair value are recognized in income unless specific hedge criteria are met. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized as a charge or credit to income. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (loss) and are recognized in the consolidated statement of operations when the hedged item affects income and the cash flows are classified consistent with the underlying hedged item. For purchased foreign currency options the entire change in fair value is included in the measurement of hedge effectiveness for cash flow hedges. Ineffective

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

portions of changes in the fair value of cash flow hedges are recognized as a charge or credit to income.

     The Company designates and assigns derivatives as hedges of forecasted transactions, specific assets or specific liabilities. When hedged assets or liabilities are sold or extinguished or the forecasted transactions being hedged are no longer expected to occur, the Company recognizes the gain or loss on the designated hedging financial instruments.

     The Company has a diverse customer base, but does have a concentration within the telecommunications industry. Current industry conditions have adversely affected other telecommunications providers, some of whom are customers of the Company. Such adverse effects could result in an inability to fulfill their obligations to the Company, including payment of amounts owed for services provided.

(n)	Stock Option Plan

     The Company has adopted the disclosure only provision of SFAS 123 “Accounting for Stock-Based Compensation”. The Company applied APB Opinion 25 “Accounting for Stock Issued to Employees” and related interpretations in accounting for the stock option plans that it operates.

     At December 31, 2002, the Company has one stock-based employee compensation plan, which is more fully described in Note 8. The Company recognizes stock-based compensation in the statement of operations over the vesting period for each award. The intrinsic value of the option is the difference between the market value of the stock on the measurement date, and the amount required to be paid for the stock. The difference, if any, is charged to expense over the vesting period of the options. Any award of options to non-employees is accounted for under SFAS 123 and the fair value of the option is expensed over the vesting period. Under APB 25, the effect of any forfeiture is recognized in the period in which the options are forfeited. No options were granted in the period.

     The table below shows the pro forma net income of the Company if SFAS 123 had been adopted, calculated using the Black-Scholes option pricing model. The following assumptions were applied in calculating the fair value of options awarded by the Predecessor Company during 2000: (1) a risk free interest rate of 6.0%; (2) an expected life of the options of 7 years; (3) volatility of approximately 113.9%; and (4) an annual dividend yield of 0%. The following assumptions were applied in calculating the fair value of options awarded by the Company during 2002 prior to the Consummation Date: (1) a risk free interest rate of 4.48%; (2) an expected life of the options of 5 years; (3) volatility of approximately 48.13%; and (4) an annual dividend yield of 0%.

	Successor	Predecessor	Predecessor	Predecessor
	From June 7, 2002	From January 1,
	to December 31,	2002 to June 7,	Year ended	Year ended
	2002	2002	December 31, 2001	December 31, 2000
Net (loss) / income as reported	(4,662)	2,635,616	(1,517,878)	(1,573,701)
Add: non-cash stock-based compensation expense/(income)	75	4,567	(5,819)	15,322

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

	Successor	Predecessor	Predecessor	Predecessor
	From June 7, 2002	From January 1,
	to December 31,	2002 to June 7,	Year ended	Year ended
	2002	2002	December 31, 2001	December 31, 2000
Less: SFAS 123 stock-based
compensation charge / (credit).	(106)	(4,029)	95,839	(67,140)

Pro forma net (loss) / income	(4,693)	2,636,154	(1,427,858)	(1,625,519)

Pro-forma basic and diluted (loss) / income per share	(0.44)	51.73	(27.96)	(32.57)
Basic and diluted net (loss) / income per common share, as reported	(0.44)	51.72	(29.72)	(31.53)

(o)	Segment Information

     The Company reports segment information in accordance with SFAS 131, “Disclosures about Segments of an Enterprise and Related Information,” (“SFAS 131”). Under SFAS 131 all publicly traded companies are required to report certain information about the operating segments, products, services and geographical areas in which they operate and their major customers. The Company presents segment information externally the same way management uses financial data internally to make operating decisions and assess performance.

(p)	Comprehensive (Loss)/Income

     The Company reports comprehensive (loss)/income in accordance with Statement of Financial Accounting Standard 130, “Reporting Comprehensive Income” (“SFAS 130”). SFAS 130 establishes guidelines for the reporting and display of comprehensive (loss)/income and its components in financial statements. Comprehensive (loss)/income includes charges and credits to equity that are not the result of transactions with shareholders. Included in other comprehensive income for the Company are foreign currency translation gains and losses.

(q)	Recent Accounting Pronouncements Issued but Not Yet Adopted

     In May 2003 the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 affects an issuer’s accounting for three types of freestanding financial instruments, namely:

•	Mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

•	Instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

•	Obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares.

     SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company is currently evaluating the impact of SFAS 150 on its consolidated results of operations, financial position and cash flows but believes that SFAS 150 will not have a significant impact, if any, to its financial position.

     In January 2003, the FASB issued Interpretation 46, “Consolidation of Variable Interest Entities,” (“FIN 46”) which addresses the financial reporting by enterprises involved with variable interest entities. FIN 46 addresses both unconsolidated variable interest entities and any new variable interest entities that are created subsequent to the issuance of the interpretation. As of December 31, 2002, the Company did not have any unconsolidated variable interest entities. Any future variable interest entities will be accounted for in accordance with FIN 46.

     In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R” or the “Interpretation”). FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

     Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The Company does not anticipate that the adoption of FIN 46 will have a material impact on its financial position, cash flows and results of operations.

     In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The Company adopted this standard in accordance with SOP 90-7. We do not expect the adoption of FIN 45 to have a material effect on our financial position, results of operations, or cash flows.

     In November 2002, the EITF reached a consensus on Issue No. 02-16, “Accounting for Consideration Received from a Vendor by a Customer (Including a Reseller of the Vendor’s Products)” (“EITF 02-16”). This Issue addresses the treatment of cash consideration received by a reseller, raised as a response to EITF Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” (“EITF 01-9”). EITF Issue No. 02-16 addresses the income statement classification of consideration from a vendor, as well as the appropriate timing and method of recognition. This issue is effective for the Company’s consolidated financial statements for the period beginning January 1, 2003. The Company has not yet determined the effect that adoption of EITF Issue 02-16 will have on its results of operations and financial condition, but does not expect it to have a material effect on our financial position, results of operations or cash flows.

     In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently evaluating the effect that the adoption of EITF Issue No. 00-21 will have on its results of operations and financial condition.

(r)	Reclassification of Prior Period Amounts

     Certain reclassifications were made to prior period amounts to conform to current period classifications.

(3) Fresh Start Reporting

     The Company’s emergence from Chapter 11 bankruptcy proceedings resulted in a new reporting entity and adoption of fresh start reporting in accordance with SOP 90-7. The consolidated financial statements for the period ended June 7, 2002 reflect adjustments for the discharge of debt and adoption of fresh start reporting.

     The Reorganization Value set out in the Plan of Reorganization was US$87.8 million before current liabilities of US$7.8 million, and was determined by the Company with the assistance and analysis of its financial advisors. The Reorganization Value was primarily determined on a discounted cash flow analysis utilizing both recent operating results and future projected cash flows over the estimated lives of the network assets. The estimated Reorganization Value of the Company is consistent with the basis for the Plan of Reorganization approved by the United States Bankruptcy Court for the District of Delaware..

     The business plan within the Plan of Reorganization was based upon a number of assumptions including general macro-economic conditions and in particular the state of the wholesale telecommunications market in Europe and the Company’s competitive position.

     Between the presentation of the Plan of Reorganization and its confirmation by the Bankruptcy Court the Company was able to realize additional net assets of US$18.6 million, principally in additional cash and cash equivalents.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

     The following table reflects the fresh start reporting adjustments to the Company’s Condensed Consolidated Balance Sheet position as of emergence from bankruptcy:

	Balance Sheet at June 7, 2002
		Fresh Start
		Reporting –
		Settlement of
		Claims, Debt
		discharge and
	Predecessor Company	Equity	Successor Company
	Balance Sheet	Restructuring	Balance Sheet
Cash and cash equivalents	70,118	(1,883)	68,235
Amounts receivable from bankruptcy estates	5,263		5,263
Trade receivables	4,028		4,028
Other current assets	6,131		6,131
Property and equipment	35,708		35,708
Deferred financing costs	61,865	(61,865)	—
Other assets	581		581

Total assets acquired	183,694	(63,748)	119,946

Current liabilities	(51,533)	30,223	(21,310)
Liabilities subject to compromise	(2,357,935)	2,357,935	—

	(2,409,468)	2,388,158	(21,310)

Preferred stock	(338,259)	338,259	—

Shareholders’ equity	2,564,033	(2,662,669)	98,636

     Fresh start reporting adjustments in the December 31, 2002 consolidated financial statements result primarily from the following:

•	Elimination of the deferred financing costs balance of the Predecessor relating to the liabilities subject to compromise (Note 6).

•	Elimination of the deferred revenue balances of the Predecessor and recognition of the performance obligations under long-term contracts that were entered into by Predecessor to reflect fair value.

•	Elimination of liabilities subject to compromise (Note 7).

•	Cancellation of Predecessor’s common stock and the elimination of accumulated deficit.

     The Reorganization Value was allocated to individual assets and liabilities based on the work of outside financial advisors, as well as internal valuation estimates using discounted cash flow analyses.

     In accordance with the latest provisional statement of claims recorded by the Claims Agent in the Viatel, Inc. bankruptcy and the claims allowed by the Bankruptcy Court, bondholder claims

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

amounted to US$2,161 million, other allowed claims amounted to US$163 million and pending claims amounted to US$34 million. All these pre-petition liabilities will be discharged pursuant to the Plan of Reorganization and such creditors have received or will receive a pro-rata distribution of the 10,560,000 common shares issued by the Company. Additionally, Predecessor’s entire deficit was eliminated. There were no other adjustments to individual assets and liabilities.

(4) Prepaid Expenses and Other Current Assets

     Prepaid expenses and other assets, consist of the following as of December 31:

	Successor 2002	Predecessor 2001
VAT receivable	902	7,212
Other receivables	—	3,513
Prepaid Expenses	2,386	1,586

	3,288	12,311

(5) Property and Equipment

     Property and equipment consists of the following as of December 31:

	Successor 2002	Predecessor 2001
Land and Buildings	3,411	220
Communications systems and network infrastructure	35,516	32,771
Furniture, office and computer equipment	1,478	325

	40,405	33,316
Less accumulated depreciation	(2,458)	(2,542)

Net Book Value	37,947	30,774

     As a result of the Predecessor’s assessment of recoverability of its long-lived assets, it wrote down the carrying value of its property and equipment by approximately US$1,264 million in 2001 (2000 — US$87.7 million). As at December 31, 2002 and 2001, there were no assets held under capital leases.

     Depreciation on property and equipment, and included in depreciation and amortization in the accompanying consolidated statements of operations, amounted to US$2,458 for the period from June 7, 2003 to December 31, 2003. For the period from January 1, 2002 to June 7, 2002, and the years ended December 31, 2001 and December 31, 2000, Depreciation amounted to US$1,736, US$115,587 and US$148,098 respectively.

(6) Deferred Financing Costs

     Deferred financing costs consist of the following as of December 31:

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

	Successor 2002	Predecessor 2001
Deferred financing	—	77,705
Less amortization.	—	(15,840)
Net Book Value	—	61,865

     As a result of the extinguishment of the related debt upon implementation of the Plan of Reorganization, the deferred financing cost has been written off as a Reorganization item.

(7) Liabilities subject to Compromise

     The Predecessor’s filing for bankruptcy:

•	automatically stayed actions by creditors and other parties in interest to recover any claim that arose prior to the filing and

•	served to accelerate, for purposes of allowance, all pre-bankruptcy liabilities of the Predecessor Company, whether or not those liabilities were liquidated or contingent on the petition for bankruptcy date.

     Pursuant to SOP 90-7, the Company segregated and classified certain pre-petition obligations as liabilities subject to compromise. Liabilities subject to compromise were recorded at the allowed claim amount. The following table sets forth the liabilities of the Predecessor Company subject to compromise as of December 31, 2001:

Predecessor 2001
11.25% Senior Notes (a)	402,250
12.50% Senior Discount Notes, less discount of $105,492 (a)	394,780
11.50% Senior Notes, less discount of $2,981 (c)	269,829
11.50% Senior Notes (b)	203,067
13.50% Senior Notes (e)	160,653
11.50% Senior Notes (€150,000) (b)	136,116
11.15% Senior Notes (€91,010) (a)	81,690
12.75% Senior Notes (€300,000) (d)	273,586
12.40% Senior Discount Notes (€115,552), less discount of $27,190 (€24,241) (a)	81,792
Obligations under capital leases (f)	5,995
NTFC note (g)	22,121
Viatel-obligated mandatorily redeemable (in 2015) convertible preferred securities of subsidiary grantor trust whose sole assets are junior subordinated debentures of Viatel (h)	157,468
Unsecured creditors (i)	168,588

2,357,935

(a)	On April 8, 1998, the Predecessor completed an offering of units (the “Units Offering”) consisting of senior notes and senior discount notes due 2008 and shares of 10% Series A Redeemable Convertible Preferred Stock due 2010 (“Series A Preferred”) $0.01 par value per share, of the Predecessor and units consisting of

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

senior notes and senior discount notes due 2008 and subordinated convertible debentures due 2011 (the “Subordinated Debentures”) through which it raised approximately US$889.6 million of gross proceeds (US$856.6 million of net proceeds). The Predecessor utilized US$118.9 million of the proceeds from the Units Offering to retire its 15% senior Discount Notes due 2005 resulting in loss of US$28.3 million. A portion of the proceeds from the senior notes was used to purchase United States government and German government securities which were pledged as security for the first six interest payments on the senior notes due 2008 and four semi-annual interest payments on the Senior notes due 2009. The interest on the senior notes was payable in semi-annual installments. The senior discount notes were to accrete through April 15, 2003 and interest would have been payable in cash in semi-annual installments thereafter. The United States Government and Euro denominated securities were sold during the year ended December 31, 2001.

     The Notes were cancelled in accordance with the Plan of Reorganization.

(b)	On March 19, 1999, Predecessor completed a high yield offering through which the Predecessor raised approximately US$352.6 million of net proceeds in a combination of senior dollar notes and senior Euro notes due 2009. A portion of the proceeds from the senior notes was used to purchase United States Government and Euro denominated securities which were pledged as security for the first four interest payments. The United States Government and Euro denominated securities were sold during the year ended December 31, 2001.

     The Notes were cancelled in accordance with the Plan of Reorganization.

(c)	In connection with Predecessor’s Destia acquisition, the holders of all of Destia’s 11% senior discount notes due 2008 (US$213.3 million in accreted principal amount) exchanged their Destia notes and all accreted principal for US$205.8 million in aggregate principal amount at maturity of 11.5% senior notes due 2009 from Predecessor. In connection with the exchange offer, the Predecessor also completed a private placement of US$63.7 million in gross principal amount of its 11.5% senior dollar notes. A portion of the proceeds from the private placement was used to purchase U.S. government securities which were pledged as security for the first three interest payments. The United States Government securities were sold during the year ended December 31, 2001.

     The Notes were cancelled in accordance with Predecessor’s Plan of Reorganization.

(d)	On April 20, 2000, the Predecessor completed a high yield offering of €300 million (US$281.2 million) principal amount of 12.75% senior Euro notes due 2008 pursuant to a private placement transaction. In connection therewith, the Predecessor received net proceeds of approximately US$271.2 million. Interest on these notes was payable semi-annually in cash on April 15 and October 15. The notes were not redeemable prior to maturity. On April 11, 2001, the Predecessor announced that its board of directors had decided not to pay the April 15, 2001 interest payment on the Predecessor’s 12.75% senior notes. The Predecessor had until May 15, 2001 to make such payment. Non-payment of interest on these notes would have been an “event of

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

default” under the terms of the Predecessor’s various bond indentures, the terms of the trust preferred and the terms of the Predecessor’s vendor financing facilities. Accordingly, as a result of the Predecessor’s decision not to pay the April 15, 2001 interest payment, the Predecessor classified all of its long-term debt as current.

The indentures pursuant to which the 1998, 1999 and 2000 senior notes and senior discount notes were issued contained certain covenants that, among other things, limited the ability of the Predecessor to incur additional indebtedness, pay dividends or make certain other distributions, enter into transactions with stockholders and affiliates and create liens on its assets. In addition, upon a change of control, the Predecessor was required to make an offer to purchase the senior notes and the senior discount notes at a purchase price equal to 101% of the principal amount, in the case of the senior notes, and 101% of the accreted value of the notes, in the case of the senior discount notes.

     The Notes were cancelled in accordance with Predecessor’s Plan of Reorganization.

(e)	In conjunction with the Destia acquisition, the Predecessor assumed Destia’s 13.5% 1997 notes, which had an aggregate principal value of US$150.8 million. The Predecessor determined the fair value of this debt to be US$158.3 million and was amortizing the premium over the remaining term. These notes were unsecured obligations of Destia set to mature in 2007. A portion of the proceeds from the senior notes due 2007 was used by Destia to purchase United States government securities and cash equivalents, which were pledged as security for the first six interest payments on such notes.

The indentures pursuant to which the Destia 13.5% notes were issued contained substantially similar covenants to the ones the Predecessor had on its senior notes, which among other things limited the ability of the Predecessor to incur additional indebtedness, pay dividends or make certain other distributions, enter into transactions with stockholders and affiliates and create liens on its assets. In addition, as a result of the acquisition of Destia, the Predecessor was required to offer to repurchase the notes at a purchase price equal to 101% of the outstanding principal amount, together with accrued and unpaid interest. The Predecessor launched this required offer to purchase on December 22, 1999. In connection therewith, the Predecessor repurchased an aggregate amount of US$0.6 million. The United States Government securities were sold during the year ended December 31, 2001.

     The Notes were cancelled in accordance with Predecessor’s Plan of Reorganization.

(f)	Predecessor had various lease agreements for Indefeasible Rights of Use and other property.

The lease agreements were cancelled in accordance with Predecessor’s Plan of Reorganization.

(g)	The Predecessor’s subsidiary, Destia, entered into a credit facility with NTFC Capital Corporation (“NTFC”), which provided for borrowings to fund certain equipment

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

acquisition costs and related expenses. The facility provided for an aggregate commitment from NTFC of US$49.0 million. As of December 31, 2001, the aggregate amount borrowed under the facility was US$22.1 million. All of the equipment purchased with the proceeds of the NTFC facility was pledged as security to NTFC. The terms of the NTFC facility required the Predecessor’s subsidiary, Viatel Communications, Inc. (formerly Destia Communications, Inc.), to maintain certain debt service coverage ratios, certain EBITDA thresholds (both as defined in the NTFC facility), and minimum cash balances. As a result of the Predecessor’s acquisition of Destia, NTFC had the right to request Destia to repay all outstanding obligations under the NTFC facility within 90 days following the acquisition. NTFC extended the date by which it would exercise this right periodically throughout 2000 and provided a final extension that expired on January 31, 2001. On February 14, 2001, NTFC advised the Predecessor that it had concluded its review of the Predecessor’s acquisition of Destia and determined that it did not consent. The Predecessor did not exercise its right to prepay any amounts outstanding under the facility as requested by NTFC.

The NTFC facility was cancelled in accordance with Predecessor’s Plan of Reorganization.

(h)	On April 12, 2000, a Delaware trust and a 100%-owned statutory consolidated subsidiary of Predecessor sold 3,600,000 shares of trust convertible preferred securities, which were convertible at the holder’s option into Predecessor common stock, to certain placement agents, and 111,340 shares of common securities to the Predecessor. The proceeds from the sale of the trust convertible preferred securities were invested by the trust in US$180.0 million aggregate principal amount of the Predecessor’s 7.75% convertible junior subordinated debentures due 2015 (the “Debentures”). Issuance costs of US$8.6 million associated with these transactions were charged to additional paid-in capital. The Debentures and the common securities represented the sole assets of the trust. The Debentures were to mature on April 15, 2015, bearing interest at the rate of 7.75%, payable quarterly, and were to be redeemable by the Predecessor beginning in April 2003 at 105.43% of the principal amount thereof.

Holders of the trust preferred securities were entitled to cumulative cash distributions at an annual rate of 7.75% of the liquidation amount of US$50 per security. For the years ended December 31, 2001 and December 31, 2000 the Predecessor recorded US$4.7 million and US$10.0 million in accrued distributions relating to the trust preferred securities, respectively. Each trust preferred security was convertible into shares of the Predecessor’s common stock at the rate of 1.048 shares of Predecessor common stock per trust preferred security, subject to adjustment in certain circumstances. The trust preferred securities were to be redeemed upon repayment of the Debentures and were callable by the Predecessor at 105.43% of the liquidation amount beginning in April 2003.

The Predecessor guaranteed, on a subordinated basis, distributions and other payments due on the preferred securities (the “Guarantee”). The Guarantee, when taken together with the Predecessor’s obligations under the Debentures, the indenture

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

pursuant to which the Debentures were issued and the Amended and Restated Declaration of Trust governing the subsidiary trust, provided a full and unconditional guarantee of amounts due on the trust preferred securities. No other subsidiary of Viatel guaranteed such securities. The Debentures and related trust investment in the common securities were eliminated in consolidation and the trust preferred securities have been reflected as outstanding in these consolidated financial statements.

On April 11, 2001, the Predecessor announced that its board of directors had decided not to pay the April 15 dividend payment on the Debentures, which were held by the trust, and as such, the trust would be unable to make the April 15 dividend payment on its 7.75% trust certificates.

During 2001, both before and after the Predecessor entered Chapter 11 protection, holders of US$26.1 million of the convertible preferred securities of the guarantor trust converted them into Predecessor’s common stock.

The convertible preferred securities of the guarantor trust were cancelled in accordance with Predecessor’s Plan of Reorganization upon application of fresh start accounting.

(i)	The Unsecured Creditors claims were settled in accordance with Predecessor’s Plan of Reorganization.

(8) Preferred Stock

     On March 9, 2000, Predecessor completed an offering of US$325 million of Series B cumulative convertible preferred stock for net proceeds of US$306.1 million. Issuance costs of US$18.9 million were charged to additional paid-in capital. The Series B preferred stock accrued dividends at an annual rate of 7.50% of the then-effective liquidation preference, and were able to be converted at the option of the holder at a conversion price of US$46.25 per share and were to be mandatorily redeemable in 2015. Dividends on the Series B preferred stock were to accumulate until May 31, 2005. Thereafter dividends, to the extent not paid in full in cash, were to accrue and be added to the liquidation preference. For the years ended December 31, 2001 and 2000, the Predecessor recorded US$9.6 million and US$22.9 million in dividends on the Series B preferred stock, respectively. No further dividends were paid by the Predecessor on these instruments for the year ended December 31, 2001 and the period from January 1, 2002 to June 7, 2002.

     As part of this financing, the Predecessor also issued warrants to purchase 753,116 shares of the Predecessor’s common stock, 50% of which were to be exercisable for 5 years at a price of US$75 per share, and 50% of which were to be exercisable for 7-1/2 years at a price of US$100 per share. In addition, the Predecessor issued warrants to purchase 7,532 shares of its Series C preferred stock (each share of which was convertible into 100 shares of the Predecessor’s common stock), 50% of which were to be exercisable for 5 years at a price of US$7,500 per share and 50% of which were to be exercisable for 7-1/2 years at a price of US$10,000 per share. The warrants, in aggregate, were valued at US$19.3 million on the date of the issue using the Black-Scholes option pricing model.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

     Both the Series B Mandatorily Redeemable Cumulative Convertible Preferred Stock and the Warrants were cancelled in accordance with Predecessor’s Plan of Reorganization upon application of fresh start accounting.

(9)	Stock Incentive Plans

     At the Predecessor’s 2000 Annual Meeting of Stockholders, its stockholders approved the Viatel, Inc. 2000 Stock Incentive Plan. The Predecessor had previously adopted, with stockholder approval, an Amended Stock Incentive Plan, the Amended and Restated 1999 Flexible Incentive Plan (previously a Destia plan) and the Amended and Restated 1996 Flexible Incentive Plan (previously a Destia plan), collectively referred to as the “Plans”. Pursuant to the Plans, “non-qualified” stock options to acquire shares of common stock were able to be granted to the Predecessor’s employees, directors and consultants, and “incentive” stock options to acquire shares of common stock were able to be granted to its employees, including employee-directors. The Plans also provided for the grant of stock appreciation rights and shares of restricted common stock to the Predecessor’s employees, directors and consultants.

     The Plans were administered by the compensation committee of the Predecessor’s Board of Directors. The 2000 Stock Incentive Plan allowed for the issuance of up to a maximum of 5,200,000 shares of common stock of which 1,487,500 shares remained available for grant at the end of 2000. In addition, there were 641,222 shares that remained available for grant under the other Plans. As a result of the Predecessor’s acquisition of Destia, virtually all options granted by Destia prior to the merger under either the 1999 Flexible Incentive Plan and the 1996 Flexible Incentive Plan vested and became exercisable. Any options granted under the 1999 Flexible Incentive Plan and the 1996 Flexible Incentive Plan after the Predecessor’s acquisition of Destia were subject to accelerated vesting only as described below. Under the Plans, the option price of any incentive stock option could not be less than the fair market value of a share of common stock on the date on which the option was granted. The option price of a non-qualified stock option may have been less than the fair market value on the date the non-qualified stock option was granted if the Predecessor’s Board of Directors or the compensation committee so determined. An incentive stock option may not have been granted to a “ten percent stockholder” (as that term is defined in Section 422A of the Internal Revenue Code of 1986) unless the exercise price was at least 110.0% of the fair market value of the common stock and the term of the option may not have exceeded five years from the date of grant. Each option granted pursuant to the Plans was evidenced by a written agreement, which contained the terms, provisions and conditions of the grant. Stock options may not have been assigned or transferred during the lifetime of the holder except as may have been required by law or pursuant to a qualified domestic relations order. Common stock subjected to a restricted stock purchase or bonus agreement was transferable only as provided in that agreement. The maximum term of each stock option granted to persons other than ten percent stockholders was ten years from the date of grant.

     The Plans provided that outstanding options, restricted shares of common stock or stock appreciation rights vested in their entirety and became exercisable, or with respect to restricted common stock, were to be released from restrictions on transfer and repurchase rights, in the event of a “corporate transaction,” unless assumed by the successor corporation. For purposes of the Plans, a corporate transaction included any of the following stockholder-approved transactions to which the Predecessor was a party:

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

•	a merger or consolidation in which the Predecessor is not the surviving entity, other than a transaction the principal purpose of which is to change the state of its incorporation, or a transaction in which the Predecessor’s stockholders immediately prior to the merger or consolidation hold (by virtue of securities received in exchange for their shares in the Predecessor) securities of the surviving entity representing more than 50.0% of the total voting power of that entity immediately after the transaction;

•	the sale, transfer or other disposition of all or substantially all of the Predecessor’s assets unless its stockholders immediately prior to the sale, transfer or other disposition hold (by virtue of securities received in exchange for their shares in the Predecessor) securities of the purchaser or other transferee representing more than 50.0% of the total voting power of that entity immediately after the transaction, or

•	any reverse merger in which the Predecessor is the surviving entity but in which its stockholders immediately prior to the merger do not hold (by virtue of their shares in the Predecessor held immediately prior to such transaction) securities of the Predecessor representing more than 50.0% of our total voting power immediately after the transaction.

     In 2000 and 2001, the Predecessor granted certain members of senior management a total of 1,510,700 and 44,140 shares of its common stock, respectively, subject to certain restrictions on employment and stock performance (“restricted shares”). Such shares had been valued at approximately $33.1 million and $0.5 million, respectively, based on the closing market prices of the Predecessor’s common stock on the dates of grant. The entire amounts were recorded as unearned compensation in the consolidated statement of stockholder’s equity and were being amortized as earned over the restricted period. Until all the restrictions lapsed, the restricted shares were not deemed to vest other than that restricted shares did give an immediate right to normal common stock voting rights. As of December 31, 2000 and 2001, none of the shares of restricted stock had vested. In 2000 and 2001, approximately US$2.2 million and US$23.6 million of restricted shares were forfeited as a result of employee terminations, respectively.

     In 2001, 11,677,411 options of the Predecessor were forfeited as a result of employee terminations. As of December 31, 2001, the Predecessor had 567,299 options outstanding. Pursuant to the Predecessor’s Plan of Reorganization, all outstanding common stock and stock options were cancelled on the Effective Date.

     During 2002, the Company has adopted, with stockholder approval, an Equity Incentive Plan (the “Incentive Plan”). Pursuant to the Incentive Plan, “non-qualified” stock options to acquire shares of common stock may be granted to the Company’s employees, officers, directors, independent contractors and consultants. The Incentive Plan also provides for the grant of Stock Appreciation Rights, either separately or in tandem with options, entitling holders to cash compensation measured by appreciation in the value of the shares, and Limited Stock Appreciation Rights, that are exercisable upon the occurrence of specified events. The Incentive Plan also authorizes the grant of any other share-based awards, such as restricted stock and bonus stock, as deemed appropriate.

     The Incentive Plan is currently administered by the Compensation Committee of the Company’s Board of Directors. The Incentive Plan allows for the issuance of up to a maximum of 1,440,000 shares of common stock of which 696,000 shares remained available for grant at December

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

31, 2002. Prior to the Consummation Date, the Company issued 744,000 options as described below. During the period from the Consummation Date to December 31, 2002, no options were issued or exercised. The exercise price of the share covered by each non-qualified stock option shall be as determined by the Compensation Committee of the Board of Directors. Should an incentive stock option be granted to a person possessing more than 10% of the combined voting power of the Company, the exercise price shall not be less than 110% of the fair market value of the share on the date of grant. Options are subject to various vesting conditions as disclosed below and have a maximum term of 10 years from the grant date.

     Each option granted pursuant to the Incentive Plan is evidenced by a written agreement, which contains the terms, provisions and conditions of the grant. Stock options may not be assigned or transferred during the lifetime of the holder except as may be required by law or pursuant to a qualified domestic relations order. Common stock subject to a restricted stock purchase or bonus agreement is transferable only as provided in that agreement. As at December 31, 2002, no stock options had been granted to non-employees.

     Stock option activity is shown below:

	Weighted Average	Number of Shares
	Exercise Price	(in thousands)
Outstanding at December 31, 1999	$13.33	5,741
Granted (at a weighted average fair value of $14.90)	16.62	9,487
Forfeited	41.12	(208)
Expired	—	—
Exercised	10.77	(2,741)

Outstanding at December 31, 2000	$15.97	12,279
Granted	—	—
Forfeited	15.56	(11,678)
Expired	—	—
Exercised	4.25	(34)

Outstanding at December 31, 2001	$25.11	567
Granted at below market price before Consummation Date (at a weighted average fair value of $6.02)	5.65	744
Forfeited	25.11	(567)
Expired	—	—
Exercised	—	—

At June 7, 2002	$5.65	744
Granted	—	—
Forfeited	—	—
Expired	—	—
Exercised	—	—

Outstanding at December 31, 2002	$5.65	744

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

     The following tables summarize weighted-average option exercise price information:

     For the year ended December 31, 2000:

	Options Outstanding			Options Exercisable
	Number	Weighted	Weighted	Number	Weighted
	Outstanding at	Average	Average	Exercisable at	Average
	December 31, 2000	Remaining	Exercise	December 31, 2000	Exercise
Range of Exercise Prices	(in thousands)	Life	Price	(in thousands)	Price
$0.15 – $5.00	6,241	9 years	$1.74	121	$2.73
5.01 – 10.00	683	7 years	6.59	451	6.91
10.01 – 15.00	1,682	8 years	12.31	736	11.44
15.01 – 25.00	648	8 years	22.54	262	22.34
25.01 – 55.00	2,650	9 years	46.92	318	37.92
55.01 – 85.00	375	9 years	56.31	—	—

	12,279		$15.97	1,888	$15.78

     For the year ended December 31, 2001:

	Options Outstanding			Options Exercisable
	Number	Weighted	Weighted	Number	Weighted
	Outstanding at	Average	Average	Exercisable at	Average
	December 31, 2001	Remaining	Exercise	December 31, 2001	Exercise
Range of Exercise Prices	(in thousands)	Life	Price	(in thousands)	Price
$0.01 – $5.00	272	1 year	$1.63	—	$—
25.01 – 55.00	295	1 year	46.80	—	—

	567		$25.11	—	—

     For the year ended December 31, 2002:

	Options Outstanding			Options Exercisable
	Number	Weighted	Weighted	Number	Weighted
	Outstanding at	Average	Average	Exercisable at	Average
	December 31, 2002	Remaining	Exercise	December 31, 2002	Exercise
Exercise Prices	(in thousands)	Life	Price	(in thousands)	Price
$0.01	240	9.4 years	$0.01	240	$0.01
$8.33	504	9.4 years	$8.33	168	$8.33

	744		$5.65	408	$3.44

     The vesting of the US$0.01 options was 100% on the earlier of (i) one year from May 21, 2002 (the date of grant); (ii) a Change of Control as defined in the underlying employment contract, pursuant to which the options were granted; (iii) termination of employment of the recipient of the options; and (iv) consummation of the Plan of Reorganization. Consequently, all such options vested on June 7, 2002.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

     The vesting of the US$8.33 options was 33.4% on the consummation of the Plan of Reorganization; 33.3% on the first anniversary of such Consummation Date and 33.3% on the second anniversary of such date.

     Subsequent to the period end, 384,000 of the US$8.33 options were forfeited and 170,000 of the US$0.01 options were exercised.

(10)	Income Taxes

     At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied in the future, the Company and all its subsidiaries registered in Bermuda have received an undertaking from the Bermuda Government exempting them from all such taxes until March 28, 2016.

     The provision for income taxes reflected in the accompanying statement of operations consists of taxes incurred on the income earned or activities performed by Group companies in certain jurisdictions, where they are deemed to have a taxable presence or are otherwise subject to tax.

     The statutory Bermuda tax rate for the year ended December 31, 2002 was zero and the statutory rates in the jurisdictions in which the Company operates range from 23% to 40.2%. The effective tax rate was zero for the year ended December 31, 2002 due to the Company incurring net taxable losses for which no tax benefit was recorded.

     For Predecessor, the statutory Federal tax rate for the years ended December 31, 2001 and 2000 was 35%. The effective tax rate was zero for the years ended December 31, 2001 and 2000 due to the Company incurring net operating losses for which no benefit was recorded.

     The Company has unused net operating loss carryforwards of approximately US$154.8 million (2001 — US$138.9 million). Of this amount, US$2.1 million (2001 — US$11) represents US net operating losses expiring in 2006 through 2020 and US$61.4 million (2001 — US$49.5 million) of these losses represent French net operating losses which will expire by 2007. Other net operating losses are generally available in perpetuity. Certain losses arising in foreign jurisdictions are expected to continue to be available to the Company, although their use may be subject to restrictions in the US and elsewhere. The tax effect of temporary differences that give rise to significant portions of the deferred tax assets are as follows as of December 31, 2002 and 2001:

	2002	2001
US net operating loss carryforwards	838	5
Foreign net operating loss carryforwards	53,099	48,575

Total gross deferred tax assets.	53,937	48,580
Less valuation allowance	(53,937)	(48,580)

Net deferred tax assets	—	—

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. Management believes that it is more likely than not that the tax benefit from the deferred tax assets will not be realized. Accordingly, management has recorded a full valuation allowance against the net deferred tax asset.

(11)	Commitments and Contingencies

(a)	Leases and long term contracts

     At December 31, 2002, the Company was committed under non-cancelable operating leases for the rental of network locations, office space, motor vehicles and long term contracts for standby maintenance. These leases expire at various times through May 2012.

     The Company’s future minimum operating lease and long term contract payments are as follows:

	Network Locations	Standby Maintenance	Office Space	Motor Vehicles	Total
2003	3,727	565	805	9	5,106
2004	3,516	545	766	9	4,836
2005	3,333	524	697	8	4,563
2006	3,145	505	671	8	4,329
2007	2,832	485	538	5	3,859
Thereafter	30,656	5,618	2,096	—	38,370

Total minimum payments	47,209	8,242	5,573	39	61,063

     Total rent expense amounted to US$6.1 million for the period from June 7, 2002 to December 31, 2002, US$4.6 million from January 1, 2002 to June 7, 2002, US$8.8 million for the year ended December 31, 2001 and US$14.6 million for the year ended December 31, 2000.

(b)	Litigation

     On the Filing Date, the Debtors filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code. The Plan of Reorganization was consummated on the Effective Date. Commencing as of the Effective Date, a series of share transfers were made whereby the European Subsidiaries became wholly-owned, direct or indirect, subsidiaries of the Company. Additionally, under the terms of the Plan of Reorganization, VTL was authorized to serve as disbursing agent (with the right to designate other disbursing agents) with respect to distributions required under the Plan of Reorganization. Accordingly, on or after the Effective Date and to the extent not otherwise disposed of pursuant to the Plan of Reorganization, the Debtors’ Property vested in VTL. Ownership of VTL was transferred to the Successor in January 2003. Except as otherwise set forth in the Plan of Reorganization, all claims and liabilities of the Debtors were discharged as of the Effective Date.

     The Company had certain claims against Easynet Telecommunications Limited (“Easynet”) in which the Company alleged breach of contract under an Indefeasible Right of Use Agreement dated May 30, 2000 and certain related agreements (together, “the Agreements”). The claims were formally commenced in the High Court of Justice in England as of February 11, 2003 and proceeded

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

to a full trial commencing on November 19, 2003. The Company has now accepted, as full and final settlement of its claims under the Agreements, payment by Easynet of GBP 6.9 million (US$13.0 million approximately) to be payable in two equal instalments as of March 1, 2004 and September 1, 2004. The second instalment amount will accrue interest at an annual rate of 4%. This settlement also served to dismiss certain related counterclaims brought by Easynet against the Company. The consolidated financial statements presented in this Form 20-F do not include any adjustment to reflect the outcome of this litigation.

     In September 2003, the Company filed a claim for approximately €7.7 million (US$9.5 million approximately) in the Tribunal of Lille, France against Voies Navigables de France (“VNF”), the owner of certain French waterways to whom the Company currently pays in excess of €2 million (US$2.5 million approximately) annually for right of way expenses. The claim asserts that the charges for such rights of way are discriminatory and should conform to the charges levied by the highway and roads authorities in France.

     The Company, as part of a consortium with LDCom and Alcatel (on behalf of I-21), are claiming against certain Swiss cantons in relation to the build of each consortium partner’s respective Swiss network. The claim is being led by Fibrelac who was the consortium’s build partner and there are certain protective agreements in place to allow the consortium to recover, on a pro rata (by duct) basis, the benefits of any judgment recovered by Fibrelac against the cantons. The principal basis of the claim is that, in return for allowing the build to proceed, the cantons of Bern, Basle and Aargau insisted that they be given a duct in such build, either for free or for a consideration lower than the market value, the claim being based on certain anti-trust provisions of Swiss telecommunications law. The consortium members are also seeking a declaration that they are the holders of title to the ducts rather than the owners of indefeasible rights of use agreements. Claims have been filed against all 3 cantons. Were the consortium to succeed with its claims, Viaphone AG (the Company’s Swiss subsidiary) would be entitled, on a pro rata basis (allocated pro rata by duct) to approximately CHF 10,000,000 (US$8 million approximately)together with interest at 5% per annum from late 2000.

     The Company believes that any adverse outcome from litigation would not have a material adverse effect on its financial position or results of operations. The Company is not aware of any other material litigation against it. The Company does, however, have various other legal proceedings pending against it or its subsidiaries or on its behalf or that of its subsidiaries which, if adversely determined, would not have, in the Company’s view, individually or in the aggregate, a material adverse effect on its business, financial condition or results of operations.

(c)	Amounts due from Liquidators of bankruptcy estates

     As a result of the Plan of Reorganization, the Company has claims against the bankruptcy estates of certain subsidiaries of Viatel Inc. As at June 7, 2002 and December 31, 2002, estimates were made as to the expected recoveries of US$5,300 and US$20,900 respectively based upon all available information. Actual recoveries will vary depending upon the success of the liquidators in realizing the value.

(12)	Segment And Geographic Data

     The Company’s sole operational activity relates to the provision of telecommunications services enabled by the operation of its European Network. The Company’s management uses

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

financial data internally to make operating decisions and assess performance based upon this one principal activity of the Company. As such, the Company has one reportable segment. Accordingly, the Predecessor’s segment disclosures have been restated.

     Revenues for the period from June 7, 2002 to December 31, 2002 from three principal customers of the Company’s European Network represent approximately 40%, 28% and 16% each of consolidated revenues. For the period from January 1, 2002 to June 7, 2002, and the years ended December 31, 2001 and December 31, 2000, no individual customer accounted for greater than 10% of revenues.

     The revenue generated by geographic location of customers is as follows:

	Successor	Predecessor	Predecessor	Predecessor
	From June 7, 2002	From January 1,	Year ended	Year ended
	to December 31,	2002 to June 7,	December 31,	December 31,
	2002	2002	2001	2000
Western Europe.	2,028	2,301	251,463	458,612
North America	2,136	366	5,166	288,044
Other	—	—	—	7,252

Consolidated	4,164	2,667	256,629	753,908

     The information below summarizes long-lived assets by geographic area as of December 31:

	Successor	Predecessor
	2002	2001
France	14,009	15,095
United Kingdom	7,420	343
Belgium	5,213	5,376
Germany	5,022	5,179
Switzerland	3,205	1,586
The Netherlands	2,844	2,933
United States of America	234	262
Consolidated	37,947	30,774

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

(13)	Valuation and Qualifying Accounts

     Reserves and allowances deducted from asset accounts:

	Successor	Predecessor	Predecessor	Predecessor
	From June 7, 2002	From January 1,	Year ended	Year ended
	to December 31,	2002 to June 7,	December 31,	December 31,
	2002	2002	2001	2000
Allowances for uncollectible accounts receivable
Balance at beginning of period	—	—	(89,831)	(10,034)
Additions charged to costs and expenses	(790)	—	—	(81,176)
Retirements	—	—	89,831	1,379
Reorganization items	—	—	—	—

Balance at end of period	(790)	—	—	(89,831)

Allowances for asset impairment
Balance at beginning of period	—	—	(560)	(560)
Additions charged to costs and expenses	—	—	—	—
Retirements	—	—	560	—
Reorganization items	—	—	—	—

Balance at end of period	—	—	—	(560)