Form 20-F
VIATEL HOLDING BERMUDA LTD
filed 2004-03-29
CIK 1175597

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to

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

None

     As of December 31, 2003, 10,730,000 shares of the registrant’s common stock were outstanding.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

     Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☒ Item 18

     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☒ Yes ☐ No

Presentation of Financial Information

     The Company’s financial statements included in this Form 20-F are presented in United States Dollars. In this Form 20-F, references to “United States Dollars”, “U.S. Dollars”, “US$” or “$” are to the currency of the United States of America, references to “Pounds Sterling”, “Pounds”, “GBP”, “£”, “pence” or “p” are to the currency of the United Kingdom, references to “Swiss Francs” or “CHF” are to the currency of Switzerland references to “Euros” or “€” are to the European single currency, and references to “Bermuda Dollars” are references to the currency of Bermuda.

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

Comparability of Financial Information

     As a result of the implementation of the Plan of Reorganization, the associated fundamental differences in the scope and scale of business operations between the Predecessor Company and the Successor Company, the adoption of fresh start reporting and the substantial debt reduction resulting from implementation of the Plan of Reorganization, historical results of operations and balance sheet data for the Predecessor Company are not comparable to those of the Successor Company. See “Item 3 Key Information – Selected financial data”, “Item 5 - Operating and Financial Review and Prospects – General - Fresh Start Reporting” and footnote (3) to our consolidated financial statements included elsewhere in this Form 20-F.

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

     For additional information about factors that could affect future financial and operating results, see Viatel’s other filings with the U.S. SEC, including the factors set forth from time to time in reports on Form 20-F, Form 8-K and Form 6-K.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

Selected financial data

     The following tables present our selected historical consolidated financial data (including selected historical financial data for the Predecessor for the period prior to the Effective Date). You should read the following financial data in conjunction with “Item 5. Operating and Financial Review and Prospects”, our consolidated financial statements, including the related footnotes, and the other financial and operating data included elsewhere in this Form 20-F. The selected historical consolidated financial data included in the following tables are derived from the audited consolidated financial statements of the Successor Company and the Predecessor Company for the relevant periods. The audited financial statements at December 31, 2003, 2002 and 2001 and for the year ended December 31, 2003, for the year ended December 31, 2001 and for the periods from January 1, 2002 to June 7, 2002 and from June 7, 2002 to December 31, 2002 were audited by Deloitte & Touche LLP, Independent Auditors, as indicated in their report included in this Form 20-F. The consolidated statement of operations data, other consolidated financial data and consolidated balance sheet data as of and for the years ended December 31, 1999 and 2000 are derived from the consolidated financial statements of the Predecessor, which have been audited by KPMG LLP, independent certified public accountants.

     The selected financial data should be read in conjunction with the consolidated financial statements for the year ended December 31, 2003, the related notes, and the independent auditors’ report which contains an explanatory paragraph stating that the Company’s recurring net losses its difficulty in generating sufficient cash flow to meet its obligations and sustain its operations raise substantial doubt about the Company’s ability to continue as a going concern, included in this Form 20-F. The consolidated financial statements and the selected financial data do not include any adjustments that might result from the outcome of that uncertainty.

     The Successor succeeded to certain business operations and assets of the Predecessor Company as a consequence of the Plan of Reorganization. See “Item 4. Information on the Company - Chapter 11 Reorganization” and “- Emergence from Chapter 11”.

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

     The consolidated financial statements in this Form 20-F are reported in United States Dollars.

	Successor Company		Predecessor Company
		From June 7,	From
	Year Ended	2002 to	January 1,	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	2002 to June	December 31,	December 31,	December 31,
	2003	2002	7, 2002	2001	2000	1999
Revenue:
Communication services revenue	$17,205	$2,793	$1,216	$240,092	$646,470	$248,600
Operations and maintenance fee revenue	1,707	1,371	1,451	4,239	4,455	—
Capacity sales	—	—	—	12,298	102,983	84,501

Total revenue	18,912	4,164	2,667	256,629	753,908	333,101
Operating expenses:
Cost of services and sales	(10,015)	(1,506)	(1,518)	(170,463)	(552,110)	(250,574)
Selling, general and administrative	(51,225)	(30,840)	(26,502)	(115,245)	(358,729)	(100,559)
Gain on amounts due from bankruptcy estates	358	25,003	—	—	—	—
Restructuring and impairment	—	—	(908)	(1,278,640)	(899,999)	(13,206)
Depreciation and amortization	(7,181)	(2,458)	(1,736)	(119,920)	(303,168)	(75,911)

Total operating expenses	(68,063)	(9,801)	(30,664)	(1,684,268)	(2,114,006)	(440,250)

Operating loss before reorganization items	(49,151)	(5,637)	(27,997)	(1,427,639)	(1,360,098)	(107,149)
Reorganization Items	—	—	2,662,669	—	—	—

Operating (loss) income	(49,151)	(5,637)	2,634,672	(1,427,639)	(1,360,098)	(107,149)

Interest and other income	1,557	986	1,007	8,019	31,981	26,722
Interest expense	—	(11)	(63)	(83,965)	(212,630)	(137,409)

Net (loss) income before taxation	(47,594)	(4,662)	2,635,616	(1,503,585)	(1,540,747)	(217,836)
Taxation	217	—	—	—	—	—

Net (loss) income	(47,377)	(4,662)	2,635,616	(1,503,585)	(1,540,747)	(217,836)
Dividends on redeemable convertible preferred securities	—	—	—	(14,293)	(32,954)	(1,341)

Net (loss) income attributable to common stockholders	(47,377)	(4,662)	2,635,616	(1,517,878)	(1,573,701)	(219,177)

Net (loss) income per common share attributable to common stockholders, basic and diluted	(4.43)	(0.44)	51.72	(29.72)	(31.53)	(7.43)

Weighted average common shares outstanding, basic and diluted	10,705	10,560	50,963	51,072	49,905	29,518

Other Consolidated Financial Data:
Net cash (used in) provided by operating activities	(25,116)	(13,765)	7,856	(219,854)	(271,698)	(134,825)
Net cash (used in) provided by investing activities	(2,952)	(1,667)	(6,670)	65,408	(565,332)	(405,971)
Net cash (used in) provided by financing activities	2	—	—	(73,300)	762,765	589,391

	Successor Company at December 31,		Predecessor Company at December 31,
	2003	2002	2001	2000	1999
Consolidated Balance Sheet Data:
Cash and cash equivalents	$30,378	$53,408	$65,933	$305,293	$373,044
Restricted cash equivalents and restricted marketable securities, current and non-current	—	—	—	61,936	197,760

	Successor Company at December 31,		Predecessor Company at December 31,
	2003	2002	2001	2000	1999
Cash securing letters of credit for network construction	—	—	—	29,728	50,165
Other current assets	21,179	22,766	43,541	239,890	169,759
Property and equipment, net	39,899	37,947	30,774	1,385,917	884,328
Intangible assets, net	3,330	—	61,865	120,692	1,011,659
Other assets	96	6,930	776	11,931	17,382

Total assets	94,882	121,051	202,889	2,155,387	2,704,097
Total current liabilities	33,115	12,691	2,411,059	2,611,633	399,158
Total long-term liabilities	304	10,676	—	91,860	1,767,548
Series B mandatorily redeemable (in 2015) cumulative convertible preferred stock	—	—	338,259	328,616	—
Predecessor-obligated mandatorily redeemable (in 2015) convertible preferred securities of subsidiary grantor trust whose sole assets are junior subordinated debentures of Predecessor	—	—	—	180,000	—
Stockholders’ equity (deficiency)	61,463	97,684	(2,546,429)	(1,056,722)	537,391

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

     As of February 29, 2004, we had approximately US$24.4 million of unrestricted cash available to fund future operations. Given projected exceptional expenditure and the need to maintain sufficient cash reserves so as to ensure compliance with applicable solvency law requirements, we believe that such amount will provide us with sufficient liquidity to fund our operations into the second quarter of 2004. Our ability to fund our operations through and beyond the second quarter of 2004, however, is subject to a number of uncertainties beyond our control. It is currently estimated that we will require at least US$50 million of additional outside funding to support our business operations and the implementation of our most recently adopted business plan (the “New Viatel Business Plan”; see “Item 4. Information on the Company - New Viatel Business Plan”) until the last quarter of 2005, by which time, assuming successful implementation of the New Viatel Business Plan, we expect our business operations to be cash flow positive.

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

Rapid technological changes.

     The telecommunications industry is subject to rapid and significant changes in technology. The introduction of new products or technologies may reduce the cost or increase the supply of certain products or services that we provide or result in changes to the rates at which we depreciate equipment. As a result, we may be required to accelerate the write down of equipment to the extent rendered obsolete by changes in technology. Similarly, our competitors may be able to develop or deploy technologies that provide them with lower costs or other competitive and operating advantages relative to the Company. Furthermore, we cannot predict the extent to which technological changes, such as changes relating to emerging wireline and wireless transmission technologies, may impact on our ability to sell our products. Technological changes and the resulting competition could have a material adverse effect on our business, financial condition and results of operations.

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

     The Predecessor ceased preparing and furnishing reports to the U.S. SEC under the Exchange Act prior to its Chapter 11 filing in 2001, although under the Exchange Act and related rules and regulations it was obligated to do so. Such non-compliance continued through the date of filing of the Form 20-F dated March 22, 2004 by the Company (the “2002 Form 20-F”). Under the Exchange Act and related rules and regulations as interpreted by the staff of the U.S. SEC, the Company may be deemed to be subject to the Exchange Act to the same extent as the Predecessor, and has accordingly taken action to comply with such requirements, including by the filing of this Form 20-F and the 2002 Form 20-F. Notwithstanding the filing of this Form 20-F and the 2002 Form 20-F, however, liability for past non-compliance may still arise. Enforcement or civil actions against the Company or certain of its officers and directors relating to this past non-compliance could have a material adverse effect on our business, financial condition and results of operations.

Some members of our Board of Directors may have conflicts of interest with us, and some of these conflicts may be resolved in a manner adverse to us.

     Two of the members of our Board of Directors (the “Board”) are affiliated with Morgan Stanley & Co., Incorporated (“Morgan Stanley”), one of our major shareholders and also a prospective investor in the Proposed Financing. See “Item 4. Information on the Company - The Proposed Financing”, “Item 6. Directors, Senior Management and Employees” and “Item 7 - Major Shareholders and Related Party Transactions”. Although we believe that these directors have fulfilled, and will continue to be able to fulfil, their fiduciary duties to the Company in their capacities as directors, and note that they have recused themselves from the Company’s decision-making process with respect to our negotiation and approval of the Proposed Financing, there could be additional future conflicts of interest when they are faced with decisions that could have different implications for our Company and for the major shareholder.

ITEM 4. INFORMATION ON THE COMPANY

Business Overview – New Viatel Organization

     The Company, commercially known as Viatel, was incorporated under the laws of Bermuda on January 4, 2002. Our registered office is located at Canon’s Court, 22 Victoria Street, Hamilton HM12 Bermuda. Our principal executive offices are located at Inbucon House, Wick Road, Egham, Surrey TW20 0HR, United Kingdom where the main telephone number is +44 (0) 1784 494 200.

     We are a multinational corporate group (see “Item 4. Information on the Company - Organizational Structure”) and operate a pan-European telecommunications network comprised of advanced fiber-optic cable extending over approximately 6,800 kilometres and connecting to 19 principal cities in 6 countries in Western Europe (the “European Network”). We offer data communication services to a range of customers that includes small and medium enterprises (“SMEs”), carriers, resellers and systems integrators services, and we operate in a single segment: telecommunications.

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

     Our initial business plan included in the Plan of Reorganization focused on the provision of services on a wholesale basis to established carriers and incumbent public telephone operators (“PTOs”) over the European Network – the “carrier’s carrier” model. Although beginning in September 2002, certain efforts were made (both through organic growth and corporate acquisition) to target the retail market, this was effectively the business model which was applied from the Effective Date until May 2003.

     Since May 2003, with the appointment of Lucy Woods as our new Chief Executive Officer, a series of changes, both structural and commercial, have been implemented which have fundamentally changed the scope and emphasis of the Viatel organization and business – a new Viatel organization has been effectively created. Principal among the changes has been the introduction of a new business plan – the New Viatel Business Plan – and the making of a number of senior appointments, creating a virtually new senior management team to take the Company forward in its new direction.

     The New Viatel Business Plan was the product of a detailed commercial and strategic review undertaken by a team headed up by Lucy Woods shortly after her appointment. Its goal is to establish Viatel as a leading pan-European provider of Managed Internet Protocol (“IP”) services, with focus on the sale and provision of IP connectivity and IP value-added services and with particular emphasis on the

SME market. The New Viatel Business Plan was adopted by the Board in August 2003. See “Item 4. Information on the Company - New Viatel Business Plan” below for a more detailed description.

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

     As noted above – see “Item 3. Key Information - Risk Factors” – the Company has now executed a Term Sheet on February 9, 2004, in connection with a potentially substantial financing of the Company – the Proposed Financing.

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

Capital Structure of Predecessor as at the Filing Date

     From October 1996 until the Filing Date, the Predecessor’s common stock was actively traded on the Nasdaq National Market (“Nasdaq”) under the symbol “VYTL.” On the Filing Date, Nasdaq suspended trading of the Predecessor’s common stock, which was delisted in July 2001. The Predecessor’s common stock was subsequently traded on the over-the-counter market.

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

     Additionally, under the terms of the Plan of Reorganization, VTL, Inc. (“VTL”), a newly-formed subsidiary of the Predecessor, was authorized to serve as disbursing agent (with the right to designate other disbursing agents) with respect to distributions required under the Plan of Reorganization. Accordingly, on or after the Effective Date, and to the extent not otherwise disposed of pursuant to the Plan, the Debtors’ Property vested in VTL.

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

     Under the Plan of Reorganization, the Company transferred 10,560,000 common shares of the Company, (representing 88% of the common shares of the Company issued in connection with the Plan), to VTL, in its capacity as Disbursing Agent, for distribution to holders of allowed general unsecured claims (Class 4). Additionally, under the Plan of Reorganization, 1,440,000 common shares of the Company were reserved for issuance upon exercise of incentive share options issued or issuable under the Company’s 2002 Equity Incentive Plan (the “Equity Incentive Plan”); see “Item 6. Directors, Senior Management and Employees – Equity Incentive Plan.”

Class description	Treatment under the Plan
Class 1 – Other Priority Claims	Unimpaired

Class 2 - Convenience Claims (Unsecured Claims of Face Amount US$500 or less, excluding any Intercompany Claims)	Unimpaired

Class 3.01 – NTFC Secured Claim	Unimpaired

Class 3.02 – Other Secured Claims	Unimpaired

Class description	Treatment under the Plan
Class 4 - General Unsecured Claims	Pro rata share of 88% of 12,000,000 new common shares of the Company of US$0.01 each, issued in connection with the Plan

Class 5 – Intercompany Claims	Extinguished

Class 6 – Interests	Cancelled

     Following the Effective Date, and as contemplated under the Plan of Reorganization, the Board of the Company included the Company’s Chief Executive Officer. Subsequently, three new directors, as nominated by the Creditors’ Committee, were appointed to the Board.

Emergence from Chapter 11

Operations of the Company as at June 7, 2002

     As indicated above, during the course of the Chapter 11 reorganization and prior to the Effective Date, the Predecessor closed, disposed of, or due to the institution of bankruptcy related proceedings, lost control and/or disposed of various businesses and assets including: (1) the Company’s voice businesses, which, as at the commencement of the Chapter 11 action, generated approximately 75% of the Predecessor’s consolidated group revenues; (2) material network interests – both metropolitan and backbone; and (3) interests in transatlantic cables.

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

     In furtherance of our entry into the retail sector, in March 2003, we acquired two recognized ISPs, Cybernet (Schweiz) AG (“Cybernet”) in Switzerland, and Netcom Internet Limited (“Netcom”) in the United Kingdom. The business and assets of Cybernet were purchased for a total consideration of EUR 2.7 million. At acquisition, Cybernet had in excess of 6,500 SME customers. On March 7, 2003, we acquired 100% of the share capital of Netcom for an initial consideration of GBP 450,000, with further contingent consideration payable in the event that certain positive business performance goals were met. At acquisition, Netcom had several hundred SME customers to whom it provided primarily leased-line connectivity to the Internet. As part of the Netcom transaction, Netcom’s dial customer base (customers who connect to the internet using a modem) was hived up to its former parent, Net Access Limited, and Netcom, re-named Viatel Internet Limited (“Viatel Internet”), post-closing, continues to service that customer base through the provision of customer support services for a monthly fee, making Net Access one of Viatel Internet’s largest customers by revenue. We continue to bill Net Access’ dial customers for their periodic subscriptions.

New Viatel Business Plan

     Following the resignation in April 2003 of Michael Mahoney as our Chief Executive Officer, in May 2003, Lucy Woods was appointed as the new Chief Executive Officer. Since her appointment, Lucy Woods has put in place a new senior management team – see “Item 6. Directors, Senior Management and Employees” – and has constructed and developed a new financial model and business plan. Implementation of the New Viatel Business Plan has begun.

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

     In connection with the implementation of the New Viatel Business Plan, the Company adopted a new corporate brand as of January 10, 2004. The rebranding has been applied to all Viatel operating companies with the exception of Cybernet which will, at present, continue to use the Cybernet name and branding. The rebranding exercise was accompanied by an advertising campaign which is planned to be continued and extended through 2004. The New Viatel Business Plan identifies and targets two distinct pan-European business markets, being: (1) Retail; and (2) Wholesale. Within the Retail market, our most significant component today is Cybernet. Each of these business areas is considered in turn.

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

     The portfolio of wholesale products provided to such customers is generally divided between: (1) connectivity services, providing high quality dedicated point-to-point connection for customers who do not wish to purchase dark (unused) fiber and/or to invest in the optronics and network management systems required to enable fiber to carry traffic; and (2) infrastructure related services, providing customers with high quality dark fiber and co-location services. A description of the services offered within each of these categories is set out below.

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

     Cybernet’s products, whether offered directly to customers or through third-party channels, have historically principally comprised xDSL products enabling access to the Internet, web-hosting and ancillary services. During 2004, it is planned to broaden Cybernet’s product portfolio and introduce other hosting and security products to their customer base. We currently intend to continue to trade under the Cybernet name in Switzerland.

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

Segmental Revenue

     The Company’s sole operational activity relates to the provision of telecommunications services enabled by the operation of its European Network. The Company’s management uses financial data internally to make operating decisions and assess performance based upon this one principal activity of the Company. Following the adoption of the New Viatel Business Plan in August 2003 the Company has begun to capture revenue data for 2 segments, wholesale and retail. It has not been possible to allocate certain costs of services and sales, nor selling, general and administration costs between the segments. The Company’s accounting systems did not distinguish between these two segments prior to August 2003 and accordingly only broad based allocations have been possible for the earlier part of 2003. It is not practicable to restate any earlier periods, during which the Company had only one reportable segment. In the future the Company will report the performance of each of the retail and wholesale segments and the geographical split thereof.

     For 2003 the revenue for the retail segment was US$14.3 million and for the wholesale segment was US$4.6 million.

     For the year ended December 31, 2003, no individual customer accounted for greater than 10% of revenues. Revenues for the period from June 7, 2002 to December 31, 2002 from three principal customers of the Company’s European Network represented approximately 40%, 28% and 16% each of consolidated revenues. For the period from January 1, 2002 to June 7, 2002, and the years ended December 31, 2001 and December 31, 2000, no individual customer accounted for greater than 10% of revenues. The revenue generated by geographic location of customers is as follows:

	Successor		Predecessor
	Year ended	From June 7,	From January	Year ended
	December	2002 to December 31,	1, 2002 to June 7,	December 31,
	31, 2003	2002	2002	2001
US$ ‘000
Western Europe	17,436	2,028	2,301	251,463
North America	1,476	2,136	366	5,166

Consolidated	18,912	4,164	2,667	256,629

     In the year ended December 31, 2003 revenue from customers located in the United Kingdom represented 42 % of total revenue, and revenue from customers located in Switzerland represented 48% of total revenue. No other country represented greater than 10% of total revenue.

The European Network

     The European Network remains our major asset. Our network is a high-capacity fiber optic network traversing the United Kingdom, The Netherlands, Belgium, France, Western Germany and Switzerland. This long-haul network has at least 48 fibers installed throughout, with between 72 and 96 fibers (in most terrestrial segments) and 48 fibers (in the two submarine segments, Lowestoft – Zaandvoort and Pevensey Bay – Cayeux-sur-Mer). In addition, our European Network consists of at least one additional spare duct on most terrestrial routes offering potential additional resale or lease opportunities, particularly given the current reluctance of government/local authorities to permit further duct installation.

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

     To support the European Network, we have installed transmission equipment at 121 facilities across our 6 network countries, including at 49 POPs where customers and other carriers can access the network. These sites are standardly equipped with redundant air conditioning, fire suppression system, batteries/UPS (uninterruptible power supply) back-up for DC and AC power respectively. All these facilities take advantage of remote access and site alarms managed and reported by our Network Operations Centre at Egham, United Kingdom (the “NOC”), which operates on a 24 hours a day, 7 days a week basis.

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

     Finally, we believe we can compete effectively by developing innovative and fully managed services using existing technology, and focussing on segments characterised by high market growth such as IPVPN, security and business xDSL service. Incumbents in particular, given their concerns as to product cannibalisation and overall revenue reductions, have less flexibility to focus resources and priorities in this way.

     Notwithstanding the foregoing, many of our expected competitors have substantially greater financial, marketing and other resources than we have. They may be able to deploy more extensive networks or be better able to withstand pricing and other market pressures. In addition, incumbent telecommunications operators generally have additional competitive advantages such as the control of access to local networks, significant operational economies and close ties with national regulatory authorities. See “Item 3. Key Information - Risk Factors.”

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

     The Term Sheet and a related press release announcing the signing of the Term Sheet were furnished to the U.S. SEC on a Form 6-K of the Company dated February 9, 2004 (the “February 9 6-K”). The April SGM Notice, together with a letter from the Chairman of the Company (the “Chairman’s Letter”) and related documentation, were furnished to the U.S. SEC on the March 10 6-K. Both the February 9 6-K and March 10 6-K and the related exhibits are hereby incorporated herein by reference. You should review the February 9 6-K and March 10 6-K and the related exhibits carefully in conjunction with this Form 20-F. Copies of these and other Company filings with the U.S. SEC are available on our website at www.viatel.com. Alternatively, you can access our U.S. SEC filings online at www.sec.gov. A detailed summary of the provisions of the Term Sheet, the Proposed Financing and related matters – including a description of some of the likely effects of the Proposed Financing on Shareholders, notably the extent to which control of the Company will pass to the Investors or their transferees – is included in the April SGM Notice at “Part II - Summary of the Proposed Financing”. We urge you to read this summary carefully.

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

     Regulators in the European area countries in which we operate are as follows: (1) Office of Communications, or OFCOM, in the United Kingdom; (2) the Autorité de Regulation des Télécommunications, or ART, the French Regulatory Authority for Telecommunications, in France; (3) the Regulierungsbehörde für Telekommunikation und Post, or Regulatory Authority for Telecommunications and Post, in Germany; (4) the Onafhankelijke Post en Telecommunicatie Autoriteit, or OPTA, in the Netherlands; and (5) the Belgian Institute of Postal and Telecommunications Services, or BIPT, in Belgium. In Switzerland, there is no single regulatory body; however, telecommunications regulation is determined by the provisions of the Telecommunications Act (Fernmeldegesetz), or FMG and is overseen by the Federal Office of Communication.

     In addition to telecommunications licenses, permits and authorizations, we may also be required to obtain additional construction, zoning, environmental and other permits, licenses and authorizations.

Organizational Structure

     Commencing on the Effective Date, a series of share transfers were made whereby the European Subsidiaries become wholly-owned, direct or indirect, subsidiaries of the Company. The following tables set out our active subsidiaries as at December 31, 2003:

		Ownership by Viatel Holding
Name of Subsidiary	Jurisdiction of Incorporation	(Bermuda) Limited
VTL-TP (Bermuda) Limited	Bermuda	100%
Viatel Holding (Europe) Limited	England and Wales	100%
Viatel Operations SA(1)	France	100%
Viatel Belgium NV	Belgium	100%
VTL, Inc(2)	US	100%

Name of Subsidiary	Jurisdiction of Incorporation	Ownership by VTL, Inc.
Viatel Belgium Limited	England and Wales	100%
VTL (UK) Limited	England and Wales	100%
Viatel Circe Assets Limited	England and Wales	100%

		Ownership by Viatel Holding
Name of Subsidiary	Jurisdiction of Incorporation	(Europe) Limited
Viatel Equipment Limited	England and Wales	100%
Viatel Gateway Limited	England and Wales	100%
Viaphone AG	Switzerland	100%
Cybernet (Schweiz) AG	Switzerland	100%
Viatel Global Communications B.V.	Netherlands	100%
Viatel German Asset GmbH	Germany	100%
VTL Telecom GmbH	Germany	100%

		Ownership by VTL (UK)
Name of Subsidiary	Jurisdiction of Incorporation	Limited
Viatel Internet Limited	England and Wales	100%

		Ownership by Viatel Global
Name of Subsidiary	Jurisdiction of Incorporation	Communications B.V.
Viafoperations Communications B.V.	Netherlands	100%

(1)	It is a requirement of French law that there be 7 shareholders of a corporation organized as a société anonyme (SA). The minority shares in Viatel Operations SA are held by each of 7 nominee shareholders.

(2)	As from January 6, 2003.

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

Property, Plant and Equipment

     The European Network and related telecommunications facilities and equipment sites comprise our principal properties. The European Network itself is predominantly own-build, such own build segments comprising approximately 4,370 route kilometers.

     In addition, we lease, in relation to certain portions of the European Network, various assets including duct (leased duct totaling approximately 790 route kilometers, the main part of which relates to our German backbone), fiber (fiber subject to an IRU totaling approximately 935 route kilometers), fiber and duct on a synthetic ownership basis (totaling approximately 680 route kilometers), a duct on a synthetic ownership basis (totaling approximately 360 route kilometers) and a short section in Switzerland where we lease a section of fiber to take us into each of Zurich and Basle (totaling approximately 112 route kilometers).

     The duct and fiber leases were in general acquired for a one-off payment and for separate periods of 20 years.

     In order to keep the European Network and its related facilities fully operational and functional, we have additionally entered into various maintenance agreements. Our maintenance charges for the calendar year 2002 and fiscal year 2003 were approximately US$7.7 million and US$8.3 million respectively.

     We maintain telecommunications facilities in certain premises in which many telecommunications companies also lease facilities. These include our facilities at 60 Hudson Street, New York, Telehouse North and Telehouse East, both in London and also Telehouse Paris. We lease offices in Egham, UK, which include the NOC and our principal executive offices. We also maintain the DRC, a backup network operations center in Amsterdam, The Netherlands, which can be activated in the event that an emergency situation develops at the NOC. Both the NOC and the DRC have been equipped with sophisticated surveillance and control capability, fraud detection and real time transmission quality enhancements and the NOC is capable of remotely monitoring, testing and performing diagnostics on key elements of the European Network.

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

Total Equipment or Facility Area
Property name	Site Type	(leased total area may be larger)
ESSEN (BELGIUM)	REGEN	25 sqm

LEERS-NORD	REGEN	25 sqm

LIEGE	REGEN	25 sqm

ANTWERP WOMMELGEN	MOR	25 sqm

Total Equipment or Facility Area
Property name	Site Type	(leased total area may be larger)
HASSELT	REGEN	25 sqm

ANTWERP BELIEWEG (ALASKA)	MOR	25 sqm

GENT (MERELBEKE)	MOR	25 sqm

GENT (BRUGGE)	REGEN	25 sqm

LEUVEN	REGEN	200 sqm

ESTAMPUIS	MOR	25 sqm

TOURNAI	REGEN	25 sqm

MONS	REGEN	25 sqm

CHARLEROI (CHATELET)	REGEN	25 sqm

ANTWERP VOSVELD 20	Storage (Future POP)	178 sqm offices – 1237 sqm tech

BRUSSELS MIDI (RUE DE FRANCE)	POP	95 sqm

ANTOING	REGEN	25 sqm

NAMUR	REGEN	25 sqm

BRUSSELS TOLL-LAAN	POP/OFFICE	480 sqm + 220 sqm

KORTRIJK	REGEN	25 sqm

AVIGNONET (LAURAGAIS)	MOR	25 sqm

PARIS AUBERVILLERS CEDEX (VICTOR-HUGO)	RACK SPACE	room 12, 1 rack

AVAILLES-EN-CHATERELLAULT	MINI-POP	25 sqm

LYON (RUE GEORGE MARANNE) 2	POP	16 sqm

L’ISLE ADAM (MOURS) (A16)	MOR	25 sqm

PARIS AUBERVILLIERS CEDEX (GARDINOUX)	POP	1 600 x 600 rack

AZY-SUR-MARNE (NOGENT L’ARTAND)	MOR	25 sqm

MEAUX	MOR	25 sqm

BORDEAUX (MERIGNAC)	POP	1267 sqm

CAYEUX-SUR-MER	REGEN	800 sqm

CAZAN (VERMEGUES)	MOR	25 sqm

CHAROLLES (LP2) (VENDENESSE)	MOR	25 sqm

CONDE-SUR-MARNE	REGEN	25 sqm

Total Equipment or Facility Area
Property name	Site Type	(leased total area may be larger)
CORBEIL (ESSONNES) (LP7)	MOR	25 sqm

COURRIERES	MOR	25 sqm

BIACHES (PERONNE) #1	REGEN	25 sqm

BOURBON (LP3)	MOR	25 sqm

BELLEVILLE (LP1) (MONTMERLE)	MOR	25 sqm

BON-ENCONTRE	MOR	25 sqm

FOS-SUR-MER	MOR	25 sqm

BLOIS	MOR	25 sqm

GRISOLLES	MOR	25 sqm

BLANZAY	MOR	25 sqm

MEILHAN SUR GARONNE	MOR	25 sqm

LAVOURS (LG2)	MOR	25 sqm

BRIARE (LP5)	REGEN	25 sqm

ST MARTIN-DE-BRETHENCOURT	MOR	25 sqm

THOUROTTE	MOR	25 sqm

SOUPPES-SUR-LOING (LP6)	MOR	25 sqm

PICHEGU (ST GILES) (MARNEGA)	MOR	25 sqm

PARIS LA DEFENSE (COURBEVOIE)	POP	415 sqm

POILHES	MOR	25 sqm

PARIS SAINT DENIS	POP	3,716 sqm

MONTFAUCON (CADEROUSSE)	REGEN	25 sqm

TOULOUSE	POP	816 sqm

ARTENAY (ORLEANS)	POP	25 sqm

REVIGNY-SUR-ORNAIN (CONTRISSON)	MOR	25 sqm

SAULT BRENAZ (LG1)	MOR	25 sqm

SETE (MONTPELLIER)	REGEN	25 sqm

AMIENS (PARC D’ACTIVITIES)	POP	750 sqm warehouse + 100 sqm office + 5 car parks

ST CHRISTOPHE-DE-DOUBLE	MOR	25 sqm

STRASBOURG	POP	781 sqm

Total Equipment or Facility Area
Property name	Site Type	(leased total area may be larger)
NEVERS (LP4)	MOR	25 sqm

MONTELIMAR (SAULCE SUR RHONE)	MOR	25 sqm

MARSEILLE (4 RUE LEON GOZIAN)	POP	750 sqm

MARSEILLETTE	MOR	25 sqm

XOUAXANGE (HESSE)	MOR	500 sqm

NANCY RUE JAURES	POP	705 sqm

NAMBSHEIM (BS1)	MOR	25 sqm

NERSAC	MOR	25 sqm

PARIS 35 RUE DES JEUNEURS – BASEMENT (BASTILLE)	POP	97 sqm

ANDANCETTE	MOR	25 sqm

PARIS 35 RUE DES JEUNEURS – 2ND FLR (BASTILLE)	POP/OFFICE	327 sqm

VERETZ (TOURS)	MINI-POP	25 sqm

PARIS 38 RUE DES JEUNEURS – 4TH FLR	POP	7 RACKS

PARIS 35 RUE DES JEUNEURS – 3RD FLR (BASTILLE)	POP/OFFICE	330 sqm

TROUSSEY (VILLOROY SUR MEHOLLE)	MOR	25 sqm

DUSSELDORF IN DER STEELE 29	POP	1 600 x 800 Cabinet

DERNBACH	MOR	25 sqm

DUSSELDORF HALLE CONNECTAPARK	POP	1400 sqm equipment room plus office

ELTEN	MOR	25 sqm

MANNHEIM	POP	1119 sqm

NAUROD	MOR	25 sqm

LINZ	REGEN	25 sqm

FRANKFURT 19 WEISSMULLERSTRASSE	POP	1 600 x 800 Cabinet

BERG LANGWIESE (GASLINE)	MOR	25 sqm

KAPPELLA (KAPPELLEN)	MOR	25 sqm

Total Equipment or Facility Area
Property name	Site Type	(leased total area may be larger)
PORZ	MOR	25 sqm

FRANKFURT KASTOR	OFFICE	2 desks (4 desk office)

FRANKFURT 90 KLEYERSTRASSE	MINI-POP/OFFICE	75 sqm

AMSTERDAM SCHIPLUIDENLAAN (DELFLANDLAAN)	POP/OFFICE/NOC	695 sqm, 7 car park spaces (basement)

AMSTERDAM NIKHEF BUILDING	POP	1 rack

AMSTERDAM WORLD TRADE CENTRE	POP/OFFICE	182 sqm

AMSTERDAM HALFWEG	POP	1728 sqm

AMSTERDAM 144 GYROKOOPWEG	POP	3 racks

AMSTERDAM 58 GYROKOOPWEG	POP	1 rack

AMSTERDAM INTERXION	POP	1 600 x 600 rack

ZANDVOORT	REGEN	342 sqm

LEERSUM	MOR	25 sqm

ROTTERDAM ALBERT PLESMANWEG (SOERWEG 5B)	POP	365 sqm

WORLD FASHION CENTER (17th floor)	Roof site	100 sqm on site

DOORN	MOR	25 sqm

OLTEN	MOR	50 sqm

BASEL	POP	4 racks

BERN	POP	50 sqm

EPENDES	REGEN	100 sqm

ZURICH 225 JOSEF STR	POP	2 racks

ZURICH 569 BADENEERSTRASSE	POP	810 sqm

ZURICH 560 SCHAFFHAUSERSTRASSE	POP/OFFICE	65 sqm

GENEVA	POP	77 sqm

LONDON PARK STREET	POP	25 sqm

SNOW HILL	MOR	25 sqm

POLEGATE	REGEN	80 sqm (equipment room)

PEASE POTTAGE	MOR	77 sqm

Total Equipment or Facility Area
Property name	Site Type	(leased total area may be larger)
PAKENHAM	MOR	25 sqm

MANCHESTER WILLIAMS HOUSE	POP	1 rack

LONDON TELEHOUSE NORTH	POP/OFFICE	243 sqm (2600 sq ft)

LONDON GLOBAL SWITCH	POP	1 rack 1 duct

EGHAM BLAYS BASEMENT	WAREHOUSE	257 sqm

EGHAM INBUCON HOUSE	POP/OFFICE/NOC	1405 sqm

LONDON 8 HARBOUR EXCHANGE (TELECITY 2)	POP	1 rack – ref 1 Z 18

LONDON TELEHOUSE NORTH (NETCOM)	POP	3 racks

LONDON BRICK LANE (INTERXION)	POP	1 x 600 x 600 rack

LONDON TELEHOUSE EAST	POP	3 racks

LONDON HOSTING CENTRE (PSINET)	POP	3 racks

LOWESTOFT	REGEN	25 sqm

BRACKNELL	OFFICE/POP	2,240 sqm

LONDON 7 HARBOUR EXCHANGE (REDBUS)	POP	1 rack 8th floor

LONDON BONNINGTON HOUSE (TELECITY 1)	POP	4 racks

STAMFORD CONNECTICUT	OFFICE	Suite 406

NEW YORK PARK AVENUE	REGUS OFFICES	Regus

NEW YORK 60 HUDSON	POP	550 sqm

     Aggregated rental payments for the calendar year 2002 and fiscal year 2003 were approximately US$10.7 million and US$12.0 million, respectively.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion should be read in conjunction with our financial statements and the notes thereto included elsewhere in this Form 20-F. The following discussion includes certain forward-looking statements. See “Forward Looking Statements” on page 2. For a discussion of important factors, see “Item 3. Key Information – Risk Factors.”

General

     The financial information presented in this report comprises the audited consolidated financial information of: (1) the Company as at and for the year ended December 31, 2003; (2) the Company as at December 31, 2002 and for the period from June 7, 2002 to December 31, 2002; (3) the Predecessor as at and for the year ended December 31, 2001 and for the period from January 1, 2002 to June 7, 2002; and (4) combined financial information for the Company and the Predecessor for the year ended December 31, 2002 which is unaudited, combined historical data on an aggregate basis for such period.

     The majority of our revenues and expenses are incurred in Euros, Pounds Sterling and Swiss Francs, while we report our results in U.S. Dollars. Due to a weakening of the U.S. Dollar during 2003 with respect to the other currencies, figures for the statement of operations in fiscal 2003 are on average approximately 4% higher than the corresponding figure in calendar year 2002.

     On May 2, 2001, the Predecessor, on behalf of itself and the other Debtors filed a voluntary petition for relief under Chapter 11. The Plan of Reorganization was confirmed by the Bankruptcy Court on May 21, 2002 and consummated on June 7, 2002. The Company succeeded to certain business operations and assets of the Predecessor as a consequence of the Plan of Reorganization. See “Item 4. Information on the Company - Chapter 11 Reorganization” and “Emergence from Chapter 11”.

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

     The reorganization value was primarily determined on a discounted cash flow analysis utilizing both recent operating results and future projected cash flows over the estimated lives of the network assets and a discount rate of 20%. The reorganization value was allocated to individual assets and liabilities based on the work of outside financial advisors as well as internal valuation estimates using the discounted cash flow analysis referred to above.

     Included in the balance sheet at the Effective Date are amounts considered to be pre-confirmation contingencies in accordance with AICPA Practice Bulletin 11, “Accounting for Pre-confirmation Contingencies in Fresh Start Reporting”. Subsequent revisions to the pre-confirmation contingencies are reported in the statement of operations. In our case pre-confirmation contingencies include amounts realized and to be realized from the claims made by the Predecessor in the bankruptcy proceedings of certain subsidiaries. An estimate was made as at the Effective Date of the certain recoveries and, to the extent actual recoveries are in excess of those estimated at the Effective Date, we have recorded a gain through the statement of operations. Liabilities, such as that for VAT in France, of which there was no actual knowledge yet relate to the Predecessor’s subsidiaries transferred to the Company, are reflected in the same way and the charge has been recorded in the statement of operations.

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

     The Predecessor’s cost of capacity is determined based upon the ratio of total capacity sold and total anticipated capacity to be utilized multiplied by the related costs of the relevant portion of the Predecessor’s network.

     Costs relating to the short-term lease of capacity are recognized over the period of the contract. The costs of network service products are expensed over the period of the recognition of the corresponding revenue.

Impairment of Long-lived Assets

     The Company has material customer relationships capitalized in its balance sheet as a result of its acquisition of Cybernet and Netcom. The Company periodically reviews the carrying values of intangible assets subject to amortization and other long–lived assets to determine whether there has been any impairment of these assets and the appropriateness of their remaining useful lives. Should events or circumstances indicate that the carrying value may not be recoverable based on undiscounted future cash flows, an impairment loss measured by the difference between the fair value and the carrying value of long-lived assets would be recognized. Fair value is generally determined based upon an estimate of the discounted future net cash flows to be generated by the assets.

     Under the testing for impairment, estimates of future cash flows are used to test the recoverability of a long-lived asset, and are based on the existing service potential of the asset. These estimates exclude cash flows associated with future capital expenditures that would increase the service potential of the long- lived asset. There is an inherent uncertainty in estimating future cash flows which can have a material affect on the amount of any impairment.

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

     Year-on-year movements in the statement of operations from calendar 2002 to fiscal 2003 have been principally caused by the acquisitions of Netcom and Cybernet effected during 2003. Year-on-year movements in the statement of operations from fiscal 2001 to calendar 2002 were principally caused by the exiting from the Predecessor’s voice businesses and enterprise businesses in multiple jurisdictions during 2001. The fiscal year ended December 31, 2001 includes a partial year of operations of all of the Predecessor’s businesses, with the remainder of the year being more limited business activity, similar to the Company’s ongoing business. During the year ended December 31, 2002, the Predecessor and the Company operated similar businesses. For a greater description of the evolution of the businesses of both the Predecessor and the Company, see “Item 4. Information on the Company”.

     Certain of the Company’s line items in the statement of operations were not affected by the adoption of fresh start reporting. Therefore, for these line items, the Predecessor’s 2002 amounts have been combined with the Company’s 2002 amounts for comparison and analysis purposes herein, as shown in the table below. For those items affected by the adoption of fresh start reporting, the total in the column below is shown as “N/A”; amounts are in U.S. Dollars, in thousands.

	Successor			Predecessor
					Total Calendar Year
	Year Ended December		Jun. 7–Dec.	Jan. 1–Jun.	Ended December 31,
	31, 2003		31, 2002	7, 2002	2002(1)		Year Ended December 31, 2001
		% of				% of
	$’000	revenue	$’000	$’000	$’000	revenue	$’000	% of revenue
Revenue	18,912	100	4,164	2,667	6,831	100	256,629	100
Cost of service & sales	(10,015)	(53)	(1,506)	(1,518)	(3,024)	(44)	(170,463)	(66)
Selling, general & administrative	(51,225)	(272)	(30,840)	(26,502)	(57,342)	(839)	(115,245)	(45)
Gains on amounts due from bankruptcy estates	358	2	25,003	—	N/A	N/A	—	—
Restructuring and impairment	—	—	—	(908)	(908)	(13)	(1,278,640)	(498)
Depreciation and amortization	(7,181)	(37)	(2,458)	(1,736)	(4,194)	(61)	(119,920)	(47)

Operating loss before reorganization items	(49,151)	(260)	(5,637)	(27,997)	N/A	N/A	(1,427,639)	(556)
Reorganization items	—	—	—	2,662,669	N/A	N/A	—	—

Operating (loss) / income	(49,151)	(260)	(5,637)	2,634,672	N/A	N/A	(1,427,639)	(556)

Interest and other income	1,557	8	986	1,007	1,993	29	8,019	3
Interest expense	—	—	(11)	(63)	(74)	(1)	(83,965)	(33)

Net (loss) / income before taxation	(47,594)	(252)	(4,662)	2,635,616	N/A	N/A	(1,503,585)	(586)
Taxation	217	1	—	—	—	—	—	—

Net (loss) / income	(47,377)	(251)	(4,662)	2,635,616	N/A	N/A	(1,503,585)	(586)

(1)	where not affected by adoption of fresh start reporting.

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

Results of Operations for the year ended December 31, 2003 as compared with the year ended December 31, 2002

     The following discussion provides a comparison of the results of operations of the Company for the year ended December 31, 2003 with the historical results of the Company and the Predecessor on a combined basis for the year ended December 31, 2002. The discussion is provided for comparative purposes only. Please note that the value of such a comparison may be limited. The historical results of operations for the year ended December 31, 2002 combines the results of operations for the Predecessor for the period from January 1, 2002 to June 7, 2002 with the results of operations for the Company for the period from June 7, 2002 to December 31, 2002. Such combined financial information does not necessarily reflect the results of operations that either the Predecessor or the Company would have achieved during 2002. The combined financial information for the year ended December 31, 2002 is merely such combined historical data on an aggregate basis and does not attempt to give pro forma effect to the acquisitions of assets by the Company in 2003, transactions related to the Plan of Reorganization or any other events which occurred during or after the period. In addition, the Company has a significantly different capital structure than the Predecessor as a result of its Chapter 11 reorganization.

Revenue

     For the year ended December 31, 2003, we recognized revenues of $18.9 million compared to $6.8 million for the year ended December 31, 2002 on a combined basis, an increase of 177%.

     This increase is primarily due to the revenues being generated by the companies which we acquired during 2003. Cybernet contributed US$8.7 million and Netcom US$4.8 million of the total revenue line.

     Our revenues have been derived primarily from the provision of telecommunications services in Europe. These services are marketed and sold to different classes of customer on a wholesale or a retail basis. By wholesale customers, we generally refer to other telecommunications companies (or “carriers”) and by retail customers, we generally refer to SME customers. The majority of our revenues are billed based on a periodic billing basis, monthly, quarterly or annually, based upon contracted service fees. A small percentage of our revenues, such as access fees to our collocation facilities are billed based upon specific service requests from our customers and certain revenues, such as our roaming internet access service, is billed on a usage basis.

     Revenue from communications services in the year ended December 31, 2003 was $17.2 million or 91% of total revenue, an increase of 330% on communications services revenues for the year ended December 31, 2002 which on a combined basis was $4.0 million or 59% of total revenue. The increase in percentage terms that communications services revenue represents of total revenue reflects a lesser reliance on the operations and maintenance fee revenues. Substantially, all of the revenue being added as a consequence of the acquisitions in the year is communications services revenue.

     Operations and maintenance fees are revenues that we derive from customers who have in the past purchased certain interests in network capacity. Such revenues are contracted at the time of initial purchase and reflect charges that we make to such customers for the ongoing maintenance of their portion of the network capacity they have purchased.

     Revenue from operations and maintenance fees in the year ended December 31, 2003 was $1.7 million, or 9% of total revenue for such period, while for the year ended December 31, 2002, total operations and maintenance fee revenue on a combined basis was $2.8 million, or 41% of total revenue for that period. The reason for the decrease in operations and maintenance fee revenue of 40% was due to the loss of one customer whose bankruptcy caused them to terminate their agreement for the provision of network capacity.

     Each revenue source has a different impact on our results of operations. As a consequence of our substantial network assets, the costs of which are not generally included in costs of sales, our wholesale connectivity services provide increased gross profit margins. Our retail revenues are more reliant upon services acquired from third parties.

Cost of Services and Sales

     Our cost of services and sales can be classified into two general categories: access costs and backbone network costs. The Predecessor had a third such category: cost of capacity sales. Access costs generally represent the costs associated with connecting a customer’s premises to the closest access point on our network. Access costs vary depending upon the distance from our network to the customer’s premises and from country to country.

     Backbone network costs represent the third party costs of providing connectivity to locations where we do not own our own network infrastructure. Cost of capacity sales in the Predecessor’s financial statements reflect the carrying book value of any network assets which were sold subject to sales-type lease accounting.

     For the year ended December 31, 2003, we incurred costs of services and sales of $10.0 million, or 5% of total revenue for such period, an increase of 231% compared to $3.0 million for the year ended December 31, 2002 on a combined basis, or 44% of total revenue for such period. The reason for this increase was primarily related to the increased revenue of the Company.

     The gross margin generated by the revenues and related costs of services and sales for the year ended December 31, 2003 was 47%, while for the year ended December 31, 2002 on a combined basis, it was 56%. The reduction of 9 percentage points between 2002 and 2003 in gross margin is due to the increased focus on sales to retail customers, a business which offers lower margins than those the Company can achieve when selling on-network wholesale connectivity services as a consequence of the reliance upon third party carriers to deliver retail services.

Selling, General and Administrative Expenses

     Our selling, general and administrative expenses include network property lease and related costs, periodic right of way and wayleave costs, repair and maintenance costs, advertising and promotional costs; commissions paid to sales representatives; bad debt expense; and overhead costs associated with our headquarters, back-office, NOC and sales offices.

     A significant proportion of our total selling, general and administrative expenses is currently accounted for by costs which are related to the continued operation of our network; such costs are unavoidable if we continue to operate the network on its current footprint and level of service.

     For the year ended December 31, 2003, we incurred selling, general and administrative expenses of $51.2 million, a decrease of 11% compared to $57.3 million for the year ended December 31, 2002 on a combined basis. The 2002 figure includes a charge of $6.1 million for a repayment due to the French VAT authorities which is a non-recurring item. No such charge has arisen in 2003; absent the charge for French VAT, selling, general and administrative expenses in 2003 would have been not materially different from that for the year ended December 31, 2002 on a combined basis.

Gains on amounts due from bankruptcy estates - Successor only

     For the year ended December 31, 2003, we recognized $358 in respect of gains on amounts due from bankruptcy estates. In the period from June 7, 2002 to December 31, 2002, we recognized $25.0 million for such gains. As this item results from the adoption of fresh-start reporting, the Predecessor had no such gains in its statements of operations. This item has arisen due to the Predecessor’s position as a significant creditor in the estates of several of its subsidiaries which were forced to enter into bankruptcy proceedings. The final amounts to be received ultimately depend upon the success of the liquidation processes and are considered pre-confirmation contingencies in accordance with AICPA Practice Bulletin 11. Subsequent revisions to the pre-confirmation contingencies are reported in the statement of operations.

     In the period from June 7, 2002 to December 31, 2002, the full revision of the estimate of amounts receivable from bankruptcy estates was recognized and the balance sheet amount for such gains was based on extensive information available from the liquidators of such bankruptcy estates. The extensive look-back period available in the composition of the audited consolidated 2002 financial statements has given rise to a significant reduction in the size of the gain recognized in the year ended December 31, 2003.

     Gains on amounts due from bankruptcy estates may continue to occur until such bankruptcy estates are finally liquidated, which is anticipated during 2004. Due to their nature, such gains are unpredictable in size and timing; however, management currently believes that the amount recognized in 2002 will be the largest such gain recognized.

Restructuring and Impairment

     For the year ended December 31, 2003, we incurred an expense of $nil for restructuring and impairment compared with an expense of $0.9 million for the year ended December 31, 2002 on a combined basis. During 2003, no restructuring was undertaken and, in the view of management, there was no impairment of any assets.

Depreciation and Amortization

     Depreciation and amortization expense includes charges relating to depreciation of property and equipment, which consist principally of our fiber-optic network, as well as telecommunications related equipment such as leasehold improvements at our POPs, furniture and equipment and amortization of intangible assets. We depreciate our network over periods ranging from five to twenty years and amortize our intangible assets over periods ranging from one to seven years.

     For the year ended December 31, 2003, we recorded depreciation and amortization expense of $7.2 million, an increase of 71% over the $4.2 million recorded in the year ended December 31, 2002, on a combined basis. This increase is principally due to the depreciation of tangible fixed assets acquired and the amortization of intangible assets acquired as a consequence of the acquisitions of Netcom and Cybernet.

Operating loss

     For the year ended December 31, 2003, we recorded an operating loss of $49.2 million. Due to the application of fresh start reporting, such loss is not comparable with a similar period in 2002.

Interest and Other Income

     Interest was earned on cash balances held by certain of the Group’s subsidiaries, which has been invested principally in overnight, week-to-week or month-to-month treasury deposits.

     For the year ended December 31, 2003 we recognized interest income of $1.6 million, a decrease of 22% on the interest income recognized for the year ended December 31, 2002 on a combined basis, which was $2.0 million. The interest income decrease was due to the lower cash balances being held by the group in 2003 compared with 2002.

Taxation

     As a result of having recognized the Customer Relationship intangible assets arising from the acquisitions of Netcom and Cybernet, a corresponding deferred income tax liability has also been recognized, which is being credited to the statement of operations over the same period as the amortization of the intangible asset.

     For the year ended December 31, 2003, we recognized a credit to the statement of operations of $0.2 million for deferred income taxes. Prior to 2003, we had no intangible assets giving rise to a deferred income taxation liability, and therefore recognized no such credit.

Net loss

     For the year ended December 31, 2003, we recorded a net loss of $47.4 million. Due to the application of fresh start reporting, such loss is not comparable with a similar period in 2002.

Capital Expenditure

     In 2003 capital expenditure declined by 79% to $2.2 million from $10.4 million in the year ended December 31, 2002, on a combined basis. This is primarily due to the completion of our Swiss network build during 2002. No such network construction-related capital expenditure was incurred in 2003. During 2003, we incurred cash expenditure for the purchase of Netcom (approximately US$0.8 million) and Cybernet (approximately US$3.2 million).

Results of Operations for the year ended December 31, 2002 as compared with the year ended December 31, 2001

     The following discussion provides a comparison of the results of operations of the Company and the Predecessor on a combined basis for the calendar year ended December 31, 2002 with the historical results of operations of the Predecessor for the fiscal year ended December 31, 2001. The discussion is provided for comparative purposes only. Please note that the value of such a comparison may be limited. The results of operations for the calendar year ended December 31, 2002 combines the results of operations for the Predecessor for the period from January 1, 2002 to June 7, 2002 with the results of operations for the Company for the period from June 7, 2002 to December 31, 2002. Such combined financial information does not necessarily reflect the results of operations that either the Predecessor or the Company would have achieved during 2002. The combined financial information for the calendar year ended December 31, 2002 is merely such combined historical data on an aggregate basis and does not attempt to give pro forma effect to the acquisitions of assets by the Company in 2003, transactions related to the Plan of Reorganization or any other events which occurred during or after the period. In addition, the Company has a significantly different capital structure than the Predecessor as a result of its Chapter 11 reorganization.

Revenue

     For the period from January 1, 2002 to June 7, 2002, we recognized revenues of US$2.7 million compared to US$256.6 million for the fiscal year ended December 31, 2001. For the period from June 7, 2002 to December 31, 2002, revenue was US$4.2 million. For the calendar year ended December 31, 2002, total revenue on a combined basis was US$6.8 million, a decrease of 97% over the fiscal year ended December 31, 2001. This decrease is primarily due to exiting from the Predecessor’s voice businesses and enterprise businesses in multiple jurisdictions during 2001. Additionally, during 2001, a number of customers ceased using the service that we were providing due to their own insolvencies.

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

     For the fiscal year ended December 31, 2001, revenues from such communications services amounted to US$240.1 million, or 94% of total revenues for that period. For the year ended December 31, 2002, total communications services revenue on a combined basis was US$4.0 million, a decrease of 98% over the fiscal year ended December 31, 2001. The reason for this decrease was primarily due to exiting from the Predecessor’s voice businesses and enterprise businesses in multiple jurisdictions during

2001 and due to a number of our customers ceasing to use the service that we were providing due to their own insolvencies.

     Revenue from operations and maintenance fees in the period from January 1, 2002 to June 7, 2002 was US$1.5 million, while operations and maintenance fee revenues in the period from June 7, 2002 to December 31, 2002 was US$1.4 million, comprising 54% and 33%, respectively, of the revenues recognized in the respective period. This revenue remained generally consistent between the two periods, as we retained the customers with long-term interests in network capacity.

     For the fiscal year ended December 31, 2001, such operations and maintenance fee revenues amounted to US$4.3 million, or 2% of total revenues for that period. For the calendar year ended December 31, 2002, total operations and maintenance fee revenue on a combined basis was US$2.8 million, a decrease of 33% over the fiscal year ended December 31, 2001. This decrease was due to a suspension of such services to certain customers while their insolvency proceedings were in progress.

     The Predecessor’s revenues in the past have also included revenues from capacity sales. Capacity sales mainly represent indefeasible rights of use for sales of portions of our network that qualify for sales-type lease accounting. Transactions that do not meet the criteria for sales-type lease accounting are accounted for as operating leases and revenue is recognized over the term of the lease and is included in communications services revenue. For the fiscal year ended December 31, 2001, capacity sales revenues amounted to US$12.3 million, or 5% of total revenues for that period. No such revenues were recognized in the calendar year ended December 31, 2002. This 100% decrease was due principally to the change in market conditions and demand for such services.

     Each revenue source has a different impact on our results of operations. As a consequence of our substantial network assets, the costs of which are not generally included in costs of sales, our wholesale connectivity services provide increased gross profit margins. Our retail revenues are more reliant upon services acquired from third parties.

Cost of Services and Sales

     Our cost of services and sales can be classified into three general categories: access costs, backbone network costs and, in the case of the Predecessor’s business, cost of capacity sales. Access costs generally represent the costs associated with connecting a customer’s premises to the closest access point on our network. Access costs vary depending upon the distance from our network to the customer’s premises and from country-to-country.

     Backbone network costs represent the third party costs of providing connectivity to locations where we do not own our own network infrastructure. Cost of capacity sales in Predecessor’s financial statements reflect the carrying book value of any network assets which are sold subject to sales-type lease accounting.

     For the period from January 1, 2002 to June 7, 2002, we incurred costs of services and sales of US$1.5 million, or 57% of total revenue for such period, compared to US$170.5 million for the year ended December 31, 2001, or 66% of total revenue for such period. For the period from June 7, 2002 to December 31, 2002, costs of services and sales were US$1.5 million, or 36% of total revenue for such period. For the calendar year ended December 31, 2002, total costs of services and sales on a combined basis were US$3.0 million, or 44% of total revenues for such period, a decrease of 98% over the fiscal year ended December 31, 2001.

     The gross margin generated by the revenues and related costs of services and sales for the period from January 1, 2002 to June 7, 2002 was 43%, while for the period from June 7, 2002 to December 31, 2002 it was 64%, giving rise to a gross margin on a combined basis for the year ended December 31, 2002 of 56% compared with a gross margin for the fiscal year ended December 31, 2001 of 34%. The principal reason for the significantly improved margin percentage in 2002 was due to the fact that the Company was no longer operating in the retail voice or wholesale voice markets, which typically have low gross margin percentages. Additionally, the gross margin percentage in fiscal 2001 was depressed by the rapid shut-down of the Predecessor’s voice switching capabilities in certain countries, giving rise to items which could not be invoiced.

Selling, General and Administrative Expenses

     A significant proportion of our total selling, general and administrative expenses is currently accounted for by costs which are related to the continued operation of our network; such costs are unavoidable if we continue to operate the network on its current footprint and level of service. As a result the selling, general and administrative expenses to revenue ratio was significantly higher in 2002 than 2001 or 2000.

     For the period from January 1, 2002 to June 7, 2002, we incurred selling, general and administrative expenses of US$26.5 million compared to US$115.2 million for the fiscal year ended December 31, 2001. For the period from June 7, 2002 to December 31, 2002, selling, general and administrative expenses were US$30.8 million. For the calendar year ended December 31, 2002, total selling, general and administrative expenses on a combined basis were US$57.3 million, a decrease of 50% over the fiscal year ended December 31, 2001. This reduction arose from the cost-cutting measures implemented both before and during the Predecessor’s bankruptcy proceedings, and the filing for insolvency of a number of the Predecessor’s European subsidiaries. Additionally, certain network segments were abandoned because their costs exceeded any projected benefits from their continued ownership. These included the transatlantic cable and a significant portion of the German network (see “Item 4 - Information on the Company”). As a consequence, we no longer bear any of the costs associated with those network segments.

     The principal reason for the increase in selling, general and administrative expenses from the first to the second period in 2002 was due to a charge incurred in the period from June 7, 2002 to December 31, 2002 for a repayment due to the French VAT authorities in the amount of US$6.1 million.

     Gains on amounts due from bankruptcy estates – Successor only

     For the period from June 7, 2002 to December 31, 2002, we recognized gains on amounts due from bankruptcy estates of US$25.0 million, or 600% of revenues for that period. This item arose due to the Predecessor’s position as a significant creditor in the estates of several of its subsidiaries which were forced to enter bankruptcy proceedings and significantly greater receipts than were forecast at the time of our emergence from Chapter 11 proceedings. The final amounts to be received ultimately depend upon the success of the liquidation processes and are considered pre-confirmation contingencies in accordance with AICPA Practice Bulletin 11 – “Accounting for Pre-confirmation Contingencies in Fresh Start Reporting”. Subsequent revisions to the pre-confirmation contingencies were reported in the statement of operations. As this item results from the adoption of fresh start reporting, Predecessor had no such gains in its statements of operations.

Restructuring and Impairment

     For the period from January 1, 2002 to June 7, 2002, we incurred an expense of US$0.9 million for restructuring and impairment compared with an expense of US$1,278.6 million for the fiscal year ended December 31, 2001. For the period from June 7, 2002 to December 31, 2002, we incurred no restructuring or impairment charges; therefore on a combined basis for the calendar year ended December 31, 2002, the restructuring and impairment expense was US$0.9 million. The expense incurred in fiscal year ended December 31, 2001 was principally as a result of writing down the value of network assets as well as the goodwill associated with the acquisition of the Viatel Global Communications Limited business in 2000 from AT&T.

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

     For the period from January 1, 2002 to June 7, 2002, we recorded depreciation and amortization expense of US$1.7 million compared to US$119.9 million for the fiscal year ended December 31, 2001. For the period from June 7, 2002 to December 31, 2002, depreciation and amortization expenses amounted to US$2.5 million. For the calendar year ended December 31, 2002, total depreciation and amortization expense on a combined basis was US$4.2 million, a decrease of 97% over the fiscal year ended December 31, 2001. This reduction is due to the lower carrying value of the assets in question, following the significant write-downs referred to in the discussion on restructuring and impairment above.

Operating loss before reorganization items

     For the period from January 1, 2002 to June 7, 2002, we recorded an operating loss before reorganization items of US$28.0 million (or 1,049% of revenue) compared to an operating loss of US$1,427.6 million (or 556% of revenue) for the fiscal year ended December 31, 2001. For the period from June 7, 2002 to December 31, 2002, we recorded an operating loss before reorganization items of US$5.6 million (or 135% of revenue).

     The lower level of operating loss before reorganization items for the period from June 7, 2002 to December 31, 2002 arose not as a consequence of the underlying business activities of Successor, but as a consequence of the gains recognized on the amounts due from bankruptcy estates. In the absence of such gains of US$25.0 million, the underlying operating loss before reorganization items for that period would have been US$30.6 million, which would lead the underlying operating loss before reorganization items on a combined basis for the calendar year ended December 31, 2002 to be US$58.6 million, a reduction of 96% on the operating loss before reorganization items for the fiscal year ended December 31, 2001.

Reorganization Items – Predecessor only

     For the period from January 1, 2002 to June 7, 2002, we recorded fresh start adjustment income of US$2,662.7 million as a consequence of the adoption of fresh start reporting. This income arose principally from a gain on debt discharge and equity restructuring of the Predecessor.

Interest and Other Income

     Interest was earned on cash balances held by certain of the Group’s subsidiaries, which has been invested principally in overnight, week-to-week or month-to-month treasury deposits.

     For the period from January 1, 2002 to June 7, 2002, we recognized interest income of US$1.0 million compared to US$8.0 million for the fiscal year ended December 31, 2001. For the period from June 7, 2002 to December 31, 2002, we recorded interest income of US$1.0 million. For the calendar year ended December 31, 2002, the interest income on a combined basis was US$2.0 million, a decrease of 75% over the fiscal year ended December 31, 2001. The interest income decrease was due to the lower cash balances being held by the group in 2002 compared with 2001 and the lower interest rates available in the market.

Interest Expense

     For the period from January 1, 2002 to June 7, 2002, we recorded interest expense of US$0.1 million compared to US$84.0 million for the fiscal year ended December 31, 2001. For the period from June 7, 2002 to December 31, 2002, interest expenses amounted to US$0.0 million. For the calendar year ended December 31, 2002, total interest expense on a combined basis was US$0.1 million, a decrease of 99% over the fiscal year ended December 31, 2001.

     Prior to the filing for protection under Chapter 11 of the Bankruptcy Code, the Predecessor had significant amounts of interest-bearing indebtedness. From the date of the filing, no further interest was accrued and, following application of the fresh start adjustments, all the indebtedness of the Predecessor was converted to equity of the Successor. As a consequence, interest expense has been virtually eliminated between the fiscal year ended December 31, 2001 and the calendar year ended December 31, 2002.

Net (loss)/income

     For the period from January 1, 2002 to June 7, 2002, we recorded net income of US$2,635.6 million compared to a net loss of US$1,503.6 million for the fiscal year ended December 31, 2001. For the period from June 7, 2002 to December 31, 2002, we recorded a net loss of US$4.6 million.

     The net income recorded in the period from January 1, 2002 to June 7, 2002 was not as a consequence of the underlying operating activities of the Predecessor’s business, but arose as a consequence of the effect of the application of fresh start accounting.

Liquidity and Capital Resources

     The Company and the Predecessor have experienced significant net losses from operations and negative cash flows from operations for most of their history. We are currently operating at a net loss and experiencing negative cash flows through the current year to date and expect to continue to do so until the last quarter of 2005 as we continue to implement the New Viatel Business Plan and expand our business.

     As of February 29, 2004, our available cash amounted to US$24.4 million. As of December 31, 2003, our available cash amounted to US$30.4 million and as of December 31, 2002, our available cash amounted to US$53.4 million. Since the Effective Date, we have met our cash requirements through the cash transferred to us from the Predecessor, from recoveries from the bankruptcy proceedings of certain subsidiaries of the Predecessor and interest income on short-term investments.

     We currently have very limited financial resources available to support our ongoing operations, to fund the New Viatel Business Plan and to pay our ongoing operational obligations as they become due. We are now in the process of reviewing our operating budgets and financial forecasts for the current year and later periods.

     Even if we are successful in implementing all of our planned initiatives in a timely manner, however, our projections would indicate that we will not generate positive cash flows on a monthly basis until into the last quarter of 2005. However, should the operating performance not meet that contemplated in the operating plan, there is a risk that the Company will need to seek additional financing.

     Our cash requirements and financial resources may vary significantly from our current operating budgets and financial forecasts, however, based on many factors. These factors include those set forth under the caption “Item 3. Key Information - Risk Factors” in this Form 20-F.

     Subject to such uncertainties, we currently believe that our existing capital resources and cash from operations will be insufficient to enable us to satisfy our expected cash funding and working capital requirements through and beyond the second quarter of 2004. See “Item 3. Key Information - Risk Factors” in this Form 20-F.

     As disclosed above – see in particular “Item 3. Key Information - Risk Factors” and “Item 4. Information on the Company - Introduction and Basic Overview” and “– Proposed Financing”, on February 9, 2004, the Company executed a Term Sheet with a group of investors for the proposed issuance of US$50 million of senior convertible debt securities, with consideration being given to a total investment of up to US$60 million. The Company currently anticipates the conclusion of the financing within the second quarter of 2004. The Term Sheet is, however, non-binding and therefore no assurance can be given that the Proposed Financing will be consummated then, or at all. If the Company cannot obtain acceptable financing, we will be forced to dramatically reduce cash requirements or to raise cash, by discontinuing or disposing of existing development programs or business operations, by selling assets or otherwise. If these measures were to be inadequate, we would likely become insolvent.

Commitments

     The following table provides a summary of our expected obligations and commitments to make future payments under contracts, contractual obligations and commercial commitments as at December 31, 2003:

Contractual Obligations

		Less than			More than
US$ ‘000	TOTAL	1 year	1-3 years	3-5 years	5 years
		(United States Dollars in thousands)
Standby maintenance contracts	9,186	686	1,297	1,123	6,080
Operating leases	57,917	5,361	9,836	7,905	34,815

Total contractual cash commitments	67,103	6,047	11,133	9,028	40,895

     This table excludes contracts entered into shortly before the year end, in the normal course, for delivery of goods or services early in the new year.

Research and Development and Capital Expenditures

     The following table summarizes our capital expenditure from the 2001 fiscal year through to December 31, 2003. We do not engage in any significant research and development activity.

	Successor		Predecessor
	Year ended	From June 7, 2002	From January 1,	Year ended
US$ ‘000	December 31,	to December 31,	2002 to June 7,	December 31,
	2003	2002	2002	2001
Capital expenditure	2,180	1,667	8,721	21,851
Research and development	—	—	—	—

Recent Accounting Pronouncements

     In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities,” (“FIN 46”) which addresses the financial reporting by enterprises involved with variable interest entities. FIN 46 addresses both unconsolidated variable interest entities and any new variable interest entities that are created subsequent to the issuance of the interpretation. As of December 31, 2003, the Company did not have any unconsolidated variable interest entities. Any future variable interest entities will be accounted for in accordance with FIN 46.

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

     Among other changes, the revisions of FIN 46R: (1) clarified some requirements of the original FIN 46, which had been issued in January 2003; (2) eased some implementation problems; and (3) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The Company does not anticipate that the adoption of FIN 46 will have a material impact on its financial position, cash flows and results of operations.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

     The following table sets forth certain information with respect to our Directors and executive officers as of February 29, 2004:

Name	Age	Date of Appointment	Position
Leslie Goodman	58	July 24, 2002	Chairman of the Board (1), (2)
Lucy Woods	45	May 9, 2003	Chief Executive Officer and Director (1)
S. Dennis Belcher	63	August 8, 2002	Director (1), (2), (3)
Kevin Power	50	October 25, 2002	Director (1), (2), (3)
Edward Greenberg	52	March 31, 2003	Director (3)
Thomas Doster	35	August 8, 2002	Director
Stephen Grist	37	May 6, 2002	Chief Financial Officer (4)
Luke Mann	37	August 11, 2003	Senior Vice President, Sales and Service
Roberto Bonanzinga	34	September 15, 2003	Senior Vice President, Marketing Senior Vice President and General
Stuart Blythe	39	September 29, 2003	Counsel (4)

(1)	Member of the Financing Committee.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Disclosure Committee.

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

     The total aggregate compensation for the Board as a group for 2003 was US$298,000. The total aggregate compensation of all executive officers of the Company as a group for 2003 was US$2,227,000. During 2003, no options to purchase ordinary shares were granted to executive officers under the Company’s Equity Incentive Plan. Included in the total aggregate compensation for our Board and executive officers for 2003 was US$96,000 to provide for pension and other retirement benefits. In addition to the aggregate compensation noted above, payments totalling US$2,221,000 were made to executives resigning during the year.

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

     In connection with Mr. Mahoney’s resignation, in March 2003 the Board resolved to purchase and cancel 100,000 shares from Mr. Mahoney, in accordance with section 42A of the Bermuda Act, pursuant to a settlement agreement and general release among Mr. Mahoney, the Company and VTL, Inc. and a stock exchange agreement between the Company and Mr. Mahoney. These ordinary shares were so purchased in 2003 and are expected to be cancelled during 2004. Consideration for the Company’s purchase of these ordinary shares consisted of the Company’s entire ownership interest in a subsidiary of the Company, One World Telecommunications Corp., which was valued by the Company at $97,000.

     With the exception of Mr. Grist, whose contractual arrangements are disclosed above, our current senior executives have been employed on the basis of binding offer letters, with formal contracts of employment being prepared subsequently. It is currently anticipated that such contracts of employment will be finalized at the same time as, or shortly after, the Proposed Financing.

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

Employees

     The following table sets forth the number of full-time employees on a functional basis at the end of each of 2003, 2002, and 2001

	2003	2002	2001
Engineering and Operations	41	43	10
Sales, Services and Marketing	105	22	7
Finance	15	7	7
Management Information Systems	5	5	—
Legal	2	1	4
Other	14	5	—

Total	182	83	28

     As at February 29, 2004, the Company had 175 full-time employees, of which 42 are engaged in Engineering and Operations, 100 in Sales & Service, 9 in Marketing, 11 in Finance, 5 in Management

Information Systems, 2 in Human Resources and 2 in Legal. The remaining four employees were the Chief Executive Officer, Chief Financial Officer and two administrative assistants. None of the foregoing employees including those referred in the table set out above is or was represented by a labour union or, save for the 5 employees employed by the French company, Viatel Operations S.A., covered by a collective agreement.

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

	Number / percentage of	Nature of interest
Name of Beneficial Owner	common shares(1)	(1)
Lucy Woods, Chief Executive Officer	—
Stephen Grist, Chief Financial Officer	150,000/1.4%	Exercisable options
Luke Mann, Senior Vice President, Sales and Service	—
Roberto Bonanzinga, Senior Vice President, Marketing	—
Stuart Blythe, Senior Vice President and General Counsel	—
Leslie Goodman, Chairman of the Board	—
Dennis Belcher, Director	—
Kevin Power, Director	—
Edward Greenberg (2), Director	—
Thomas Doster (3), Director	—

All directors and executive officers as a group (10 persons)	150,000/1.4%

     Except for Mr. Grist's interests, all interests reflected above represent beneficial ownership of less than 1% of our outstanding common shares.

1)	Beneficial ownership is determined in accordance with the rules of the U.S. SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, common shares subject to options and warrants held by that person that are currently exercisable, or exercisable within 60 days, are deemed outstanding. Such common shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, the shareholder named in the table has sole voting and investment power with respect to the common shares set forth opposite such shareholder’s name. Except as otherwise indicated, the address of each person listed in the table is c/o VTL (UK) Limited, Inbucon House, Wick Road, Egham, Surrey TW20 0HR United Kingdom.

2)	Mr. Edward Greenberg, a Director of the Company, is an Advisory Director of Morgan Stanley and therefore he may be deemed to own beneficially the common shares owned by Morgan Stanley. Mr. Greenberg disclaims any beneficial interest in the common shares owned by Morgan Stanley. See “Item 4. Information on the Company — The Proposed Financing” and “Item 7. Major Shareholders and Related Party Transactions” for details of Morgan Stanley’s ownership.

3)	Mr. Thomas Doster, a Director of the Company, is a Managing Director in the Distressed Research Department of Morgan Stanley and therefore he may be deemed to own beneficially the common shares owned by Morgan Stanley. Mr. Doster disclaims any beneficial interest in the common shares owned by Morgan Stanley. See “Item 4. Information on the Company — The Proposed Financing” and “Item 7. Major Shareholders and Related Party Transactions” for details of Morgan Stanley’s ownership.

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

     The Equity Incentive Plan is currently administered by the Compensation Committee. The Equity Incentive Plan allows for the issuance of up to a maximum of 1,440,000 shares of common stock of which 1,180,000 shares remained available for grant at December 31, 2003. No options were granted during the year ended December 31, 2003. The exercise price of the share covered by each non-qualified stock option shall be as determined by the Compensation Committee. Should an incentive stock option be granted to a person possessing more than 10% of the combined voting power of the Company, the exercise price shall not be less than 110% of the fair market value of the share on the date of grant. Options are subject to various vesting conditions as disclosed below and have a maximum term of 10 years from the grant date.

     Each option granted pursuant to the Equity Incentive Plan is evidenced by a written agreement, which contains the terms, provisions and conditions of the grant. Stock options may not be assigned or transferred during the lifetime of the holder except as may be required by law or pursuant to a qualified domestic relations order. Common stock subject to a restricted stock purchase or bonus agreement is transferable only as provided in that agreement. As at December 31, 2003, no stock options had been granted to non-employees. It is expected that the equity compensation plan contemplated under the Proposed Financing will supersede the Equity Incentive Plan and that unexercised options issued under the Equity Incentive Plan will be cancelled.

     Each of Mrs. Woods, Mr. Mann, Mr. Bonanzinga and Mr. Blythe were given a contractual commitment upon joining the Company in 2003 as to the grant of share options. No such options have been issued or the requisite Board approval given; it is expected that each of these individuals will be given share options pursuant to the equity compensation plan contemplated under the Proposed Financing, which will supersede and extinguish the referenced current contractual commitment; see “Item 4. Information on the Company – Proposed Financing”.

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

	Amount and Nature of Beneficial	Percentage of
Name and Address of Beneficial Owner(1)	Ownership(1)	Outstanding Shares(2)
Morgan Stanley & Co., Incorporated(3)
1585 Broadway, New York, NY 10036	1,329,689 common shares	12.4%

Aspen Partners Series A(4)
c/o Aspen Advisors LLC
152 West 57th Street, New York, NY 10019	1,355,373 common shares	12.6%

The Värde Fund L.P. (5)
8500 Normande Lake Blvd. #1570
Minneapolis MN 55437.	767,569 common shares	7.2%

1.	Beneficial ownership is determined in accordance with the rules of the U.S. SEC. In computing the number of common shares beneficially owned by a person and the percentage ownership of that person, common shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding. Such common shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, the shareholder named in the table has sole voting and investment power with respect to our common shares set forth opposite such shareholder’s name.

2.	Based on 10,730,000 common shares outstanding as of February 29, 2004.

3.	Information based on the Schedule 13D, dated January 9, 2004, of Morgan Stanley and Morgan Stanley & Co., Incorporated.

4.	Information based on the Schedule 13G, dated February 17, 2004, of Aspen Partners Series A, Aspen Capital LLC and Aspen Advisors LLC.

5.	Information based on the Schedule 13G, dated February 10, 2004, of The Värde Fund L.P., The Värde Fund V L.P., The Värde Fund VI L.P., Värde Investment Partners L.P., The Värde Select Fund L.P., The Värde Fund (Cayman) Limited, The Värde Fund V GP LLC, The Värde Fund VI GP LLC, Värde Investment Partners GP LLC, Värde Partners L.P., Värde Partners Inc. and Värde Management International Inc. The address for The Värde Fund (Cayman) Limited is 2nd Floor Harbour Centre, P.O. Box 896, George Town BWI. All other entities can be contacted at the address listed in the table.

Related Party Transactions

     Except as disclosed in these pages in relation to their employment agreements, share option agreements and the resignations of Messrs. Mahoney, Prenetta and Harrison and the termination of their employment arrangements, there were no transactions with related parties during the year ending December 31, 2003. See Item 6. Directors, Senior Management and Employees – Compensation.”

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Financial Statements

     We have elected to provide financial statements pursuant to Item 18 of this Form 20-F as included on pages F-1 to F-28.

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

     The Company had certain claims against Easynet Telecommunications Limited (“Easynet”) in which the Company alleged breach of contract under an Indefeasible Right of Use Agreement dated May 30, 2000 and certain related agreements (together, “the Agreements”). The claims were formally commenced in the High Court of Justice in England as of February 11, 2003 and proceeded to a full trial commencing on November 19, 2003. The Company has now accepted, as full and final settlement of its claims under the Agreements, payment by Easynet of GBP 6.9 million (US$13.0 million approximately) payable in two equal installments as of March 1, 2004 and September 1, 2004. The second installment amount will accrue interest at an annual rate of 4%. This settlement also served to dismiss certain related counterclaims brought by Easynet against the Company. The consolidated financial statements presented in this Form 20-F do not include any adjustment to reflect the outcome of this litigation.

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

     On February 10, 2004, the French Tax Authority (“FTA”) informed Viatel Operations SA (“Viatel SA”) that it proposed, following an audit, to raise an assessment against that company, for VAT over claimed in 2001, for EUR 23.5 million including penalties of EUR 2.3 million. KPMG undertook a detailed assessment of Viatel SA's VAT filings and based on their findings, assisted the company in negotiating a settlement with the FTA. The parties agreed on 12, March 2004 that the re-assessment for 2001 should be reduced to a maximum liability of EUR 5.7 million.

     Under settlement reached with the FTA, Viatel SA paid approximately half of the maximum liability by March 22, 2004. As regards the balance of the assessment (ie 2.8 million Euros) its payment is subject to a prior new VAT audit, which is scheduled to take place as from the beginning of April 2004. If during the course of this audit, Viatel SA can demonstrate that it is entitled to a VAT refund relating to 2002 and 2003, in excess of EUR 2.8 million, then the payment of the balance of the reassessed liability will no longer be required. If, however, no agreement can be reached with the FTA on this matter by June 30, 2004 at the latest, liability of EUR 2.8 million will then become due and payable on this date.

     Ultimately, the payment of the balance will depend on a number of factors, including, but not limited, to, the amount of the VAT credit due for 2002 and 2003, the FTA not identifying any further VAT liabilities for the years ended December 31, 2002 and 2003 and for the first quarter of 2004 and the FTA finalising their audit by June 15, 2004.

     A claim has been made by Viatel Global Communications B.V. for loss suffered under a retail sales agency-agreement. Under such agreement the agent (Triple S B.V.) sold services intended for the retail market to a wholesale operator named PPC Services B.V. A counter-claim was made by Triple S for sale commissions. The counter-claim has subsequently been assigned to Global One Communications BV who have subsequently merged with Equant Netherlands BV.

     The value of the claim for damages is €1,069,912.79 excluding statutory interests and legal costs. If Triple S is successful on the counter-claim there is a potential liability of up to €332,286 excluding statutory interests and legal costs.

     Judgment was to be handed down on 11th February 2004. It is now anticipated to be given on 14th April 2004.

     €100,000 is subject to an attachment order in Viatel’s bank account in relation to the counter-claim made by Triple S.

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

ITEM 9. THE LISTING

Listing Details

The Predecessor

     From October 1996 until May 2, 2001, the Predecessor’s common stock was actively traded on The Nasdaq National Market under the symbol “VYTL.” On May 2, 2001, Nasdaq suspended trading of the Predecessor’s common stock, which was delisted in July 2001. Below is a chart showing the trading prices of the Predecessor’s common stock on the Nasdaq National Market. Pursuant to the Plan of Reorganization, the dissolution of the Predecessor is expected to occur in the first half of 2004.

	High	Low
Period	(in USD)
Fiscal 1998	23.50	5.00
Fiscal 1999	57.50	17.00
Fiscal 2000	75.38	1.63
First Quarter 2001	5.75	0.56
Second Quarter 2001 (1)	0.86	0.06

	High	Low
Period	(in USD)
Third Quarter 2001 (2)	0.06	0.03
Fourth Quarter 2001	N/A	N/A
Fiscal 2002	N/A	N/A

(1)	On May 2, 2001, the Nasdaq National Market suspended trading of the common stock of the Predecessor.

(2)	In July 2001, the Nasdaq National Market delisted the common stock of the Predecessor.

The Successor

     The Successor’s common shares, US$0.01 par value per share, referred to throughout this Form 20-F as our “common shares,” is currently traded on the over-the-counter market under the symbol “VTLAF.PK”. Prior to December 2002, we were not aware of any trading in our common shares; a price at December 2002 was determined at US$0.51 per share. The following chart sets out the trading prices of our common stock since it commenced trading on the over-the-counter market.

     The following table sets out, for the periods indicated, the high and low sales prices of our common shares:

	High	Low
Period	(in USD)
Fourth Quarter 2002	N/A	N/A
First Quarter 2003	1.35	1.10
Second Quarter 2003	1.35	0.50
July 2003	1.25	0.50
August 2003	0.90	0.50
September 2003	4.25	0.50
October 2003	6.50	3.75
November 2003	8.00	2.20
December 2003	4.00	2.20
January 2004	2.20	2.00
February 2004	2.25	1.40
March 2004 (through March 25, 2004)	1.95	0.75

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

Markets

     Our common shares are currently traded on the over-the-counter market under the symbol “VTLAF.PK.”

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

     On incorporation the Memorandum of Association of the Company provided that the authorized share capital of the Company was US$12,000 divided into 1,200,000 common shares. The entire share capital was fully subscribed and pursuant to a resolution of the provisional directors of the Company passed on March 27, 2002 was allotted to the sole shareholder, the Predecessor, at a price of US$0.01 per share.

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

     During a meeting of the Board held on June 6, 2002 the Board resolved to approve the terms of the Equity Incentive Plan. During such meeting the Board further resolved that on consummation of the Plan of Reorganization, that the Company issue options to purchase up to: (1) 240,000 common shares at an exercise price of US$0.01 per share to the then current directors of the Company (the “Directors’ Options”); (2) 504,000 shares at an exercise price of US$8.33 per share to the then current directors and senior management of the Company (together with the Directors’ Options, the “Officers’ Options”); and (3) 96,000 shares at an exercise price of US$8.33 per share to be granted to employees of the Company or its subsidiaries on the instruction of the Chairman and Chief Executive Officer of the Company. One third of the options referred to in (2) vested on the Effective Date, one third vested on June 7, 2003 and the final third will vest on June 7, 2004.

     170,000 of the Directors’ Options were exercised during the year ended 31 December 31, 2003. As at December 31, 2003, there were 10,730,000 fully paid common shares issued and outstanding. As of December 31, 2003, the Company had granted the Officers’ Options to the senior management, none of which had been exercised.

     On March 31, 2003 the Board resolved to purchase and cancel 100,000 shares from Michael Mahoney, in accordance with section 42A of the Bermuda Act, pursuant to a settlement agreement and general release among Michael Mahoney, the Company and VTL dated March 24, 2003 and a stock exchange agreement between the Company and Michael Mahoney dated April 1, 2003. These shares have yet to be formally cancelled. See “Item 6. Directors, Senior Management and Employees – Compensation”.

Memorandum of Association and Bye-Laws

     We are an exempted company organized under the Bermuda Act.

     The rights of our shareholders are governed by Bermuda law, our Memorandum of Association and our Bye-Laws. The Bermuda Act differs in some material respects from laws generally applicable to U.S. corporations and their shareholders.

     The Bye-Laws were amended pursuant to a resolution of our shareholders passed at the second annual general meeting of the Company held on December 29, 2003. It is a condition to the closing of the Proposed Financing that certain further amendments be made to the Bye-Laws so as to give effect to the various rights that are contemplated as being conferred on the Investors. Such rights relate in particular to the ability of the Investors under the Proposed Financing to appoint new Directors and to approve/veto the taking of certain material actions by the Company. In order to give effect to these proposed rights under Bermuda law, it is proposed that a new special share (the “Special Share”) be issued with the Notes either to a trustee or a special purpose vehicle, acting on behalf of the Investors (and their transferees). The Special Share would be issued with such rights as are required to enable the Investors (and their transferees) to exercise the various Investor rights contemplated under the Term Sheet.

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

Board Actions

     Our Bye-Laws provide that certain actions are required to be approved by our Board. Actions must be approved by a majority of the votes present and entitled to be cast at a properly convened meeting.

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

     As noted in “Item 4. Information on the Company – Proposed Financing” and “Item 6. Directors, Senior Management and Employees – Board Practices” under the Bye-Law amendments proposed for adoption at the April SGM, significant changes are proposed with respect to the mechanism for the appointment and removal of Directors. Effectively, the Investors would, under the proposed changes, have the power to appoint a majority of the Board at any time. Please refer in particular to the Chairman’s Letter and to Part III of the April SGM Notice.

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

     As noted above, in connection with the Proposed Financing and the April SGM, it is proposed that a Special Share be issued to a trustee or special purpose vehicle acting on behalf of the Investors (and their transferees). The rights that are proposed to be attached to the Special Share are set out in the April SGM Notice – see in particular Part III of the April SGM Notice and the Chairman’s Letter.

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

     This discussion is based upon the current provisions of:

•	Bermuda law;

•	the U.S. Internal Revenue Code and current and proposed regulations under the Internal Revenue Code;

•	the administrative policies published by the U.S. Internal Revenue Service, or “IRS”; and

•	judicial decisions;

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

Bermuda Tax Considerations

     As of the date of this Form 20-F, there is no Bermuda income, corporation or profits tax, dividend withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or our shareholders, other than shareholders ordinarily resident in Bermuda. We will not be subject to stamp duty on the issue or transfer of our shares.

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

U.S. Tax Considerations

Taxation of Dividends Distributed on our Common Shares.

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

Taxation of Disposition of our Common Shares.

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

Passive Foreign Investment Company Status.

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

     For the taxable year ending December, 31, 2003, we do not believe we satisfied either the Income Test or the Asset Test. We did, however, satisfy the Asset Test for the taxable year ending December 31, 2002. Therefore, unless we qualify for the “start-up year” exception (described below), we will be considered a PFIC for the taxable year ending December 31, 2002 and all subsequent years, even if in subsequent years we fail both the Income Test and the Asset Test. We will qualify for the start-up year exception for the taxable year ending December 31, 2002 if:

•	a predecessor corporation was not a PFIC;

•	we establish to the satisfaction of the Internal Revenue Service that we would not be a PFIC for our 2003 and 2004 taxable years based on current estimates; and

•	we in fact are not a PFIC for either of our 2003 and 2004 taxable years.

     As of December 31, 2002, based on our then-projected income, assets and activities, we believed that we would not be classified as a PFIC for our taxable years ending December 31, 2003 and 2004, and, as noted above, for the taxable year ending December 31, 2003, we do not believe we would be classified as a PFIC. Therefore, we believe we should qualify for the start-up year exception. Our determination that we are not a PFIC depends upon whether our gross income and holdings of passive assets remain at a level that will not cause us to become a PFIC. While we intend to so manage the level of our gross income and passive assets, it may not always be feasible for us to do so. In addition, since the nature of our income, assets and activities may change, we cannot be certain that we will not be classified as a PFIC for our taxable year ending December 31, 2002, or any subsequent year.

     If we are a PFIC for any taxable year during which you are a U.S. Holder holding our common shares, you generally will be subject to special tax rules (regardless of whether we remain a PFIC) with respect to (1) any “excess distribution” made by us to you (generally any distribution received by a U.S. Holder in a taxable year that is greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or the U.S. Holder’s holding period for our common shares, if shorter); and (2) any gain realized on the sale or other disposition (including a pledge) of our common shares.

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

     If a PFIC ceases to satisfy the Income Test and the Asset Test in a taxable year, a U.S. Holder may prospectively avoid application of the Excess Distribution Rules by electing to recognize built-in gain (but not loss) on the stock of the foreign corporation as of the last day of the taxable year for which the foreign corporation satisfied the Income Test or the Asset Test. The gain recognized from the deemed sale, however, would be subject to the Excess Distribution Rules. A U.S. Holder who elects the deemed sale treatment will increase its basis in the stock by the amount of the gain recognized on the deemed sale of such stock. Losses are not recognized on the deemed sale, and there is no adjustment to the U.S. Holder’s stock basis where there is a realized but unrecognized loss on the deemed sale. Although we currently believe we will qualify for the start-up year exception (described above) for our taxable year ending December 31, 2002, there can be no assurance that we will in fact satisfy the requirements applicable to the exception. If we do not qualify for the start-up year exception, you, as a U.S. Holder of our common shares, may wish to elect the deemed sale treatment for the taxable year ending December 31, 2002, in which case you would make the deemed sale election generally by filing an amended tax return for your taxable year that includes the last day of the last year in which we were a PFIC, which would be December 31, 2002 (assuming we do not meet the Income Test or the Asset Test for 2003). You should consult your own tax advisors as to whether you should elect the deemed sale treatment.

     A U.S. Holder who beneficially owns shares in a PFIC must file an annual return with the Internal Revenue Service on IRS Form 8621 that describes any distributions received with respect to the PFIC shares and any gain realized on the disposition of these shares.

     You should consult your own tax advisors regarding the tax consequences that would arise if we were treated as a PFIC.

Controlled Foreign Corporation.

     If U.S. persons who individually own at least 10% of our common shares (10% Shareholders”) own, in the aggregate, more than 50% (measured by voting power or value) of the stock of our common shares (directly, indirectly or by attribution), we will be a controlled foreign corporation (a “CFC”). If we are characterized as a CFC, then a portion of our undistributed income may be subject to inclusion in the taxable income of each 10% Shareholder, and a portion of the gain recognized by such 10% Shareholder on the disposition of its common shares (which could otherwise qualify for capital gain treatment) may be converted into ordinary income.

     Special rules apply to U.S. Holders that are 10% Shareholders in a foreign corporation that is a CFC and a PFIC. You should consult your own tax advisors regarding the tax consequences that would arise if we were treated as a PFIC and a CFC.

Possible Application of the Foreign Personal Holding Company Rules.

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

Information Reporting and Backup Withholding.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risks

     Viatel is an international company that at the end of December 2003 had operations in eight countries. Only two operations and the parent company have a functional currency of U.S. dollars. Having operations in foreign currencies exposes the Company to foreign currency exchange risks.

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

     The fluctuation in the exchange rates resulted in a foreign currency gain reflected in the consolidated statement of operations of US$3,256 for the year ended December 31, 2003. For the period from June 7, 2002 to December 31, 2002 there was a foreign currency loss of US$1,421. For the Predecessor period from January 1, 2002 to June 7, 2002, there was a foreign currency gain of US$441. For the year ended December 31, 2001 the Predecessor experienced a foreign currency loss of US$455.

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

     The fluctuation in the exchange rates resulted in a cumulative translation adjustment gain reflected as a component of accumulated other comprehensive loss in stockholders’ equity, of US$11,279 for the year ended December 31, 2003. For the period from June 7, 2002 to December 31, 2002, there was a gain of US$3,635. In the Predecessor, there were gains of US$7,009 for the period from January 1, 2002 to June 7, 2002 and US$6,899 for the year ended December 31, 2001, respectively.

     Exchange rates can vary significantly. The Euro high and low rates varied by approximately 16% in relation to the U.S. Dollar during the year ended December 31, 2003; in 2002, the variation was in the region of 27%. This variation affects the average exchange rates used to translate the income statements of our operating companies whose functional currency is not U.S. Dollars. At December 31, 2003, the Euro to U.S. Dollar exchange rate was approximately 17% above where it was at the beginning of the year; as at December 31, 2003, the corresponding figure was 20%. This variation affects the ending exchange rates used to translate amounts on the balance sheet of our operating companies whose functional currency is not U.S. Dollars. Future changes in the value of the Euro could have a material impact on our financial position and results of operations. We also experienced fluctuations in other exchange rates.

Hedging against foreign exchange risks

     We do not actively manage our exposure to foreign currency translation risks that affect our reported results. We currently have no hedging arrangements or derivatives in place to address translation risk.

     We have exposure to financial market risks, including changes in interest rates and foreign exchange rates. At December 31, 2003 and 2002, the Company’s financial instruments consisted of short-term investments and money market deposits. At December 31, 2003 and 2002 all of our investments were due to mature within three months and the carrying value of such investments approximates fair value.

Sensitivity analysis

     As mentioned above, at December 31, 2003 and 2002, we had Euro and Pound Sterling denominated balances held by group entities with a functional currency in U.S. Dollars. Therefore, this exposes the Company to foreign currency exchange rate risk in the Statement of Operations. At December 31, 2003, a 10 percent weakening of the U.S. Dollar against all other currencies in which the Group’s net earnings are denominated would have resulted in a decreased loss of US$2.7 million (2002 – US$6.3 million). A 10 percent strengthening of the U.S. Dollar against all other currencies in which the Group’s net earnings are denominated would have resulted in a further loss of US$2.2 million (2002 – US$5.1 million). The change in exposure from year to year is related to the change in the balance of the Euro and Pound Sterling denominated balances.

PART II

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     See “Item 4. Information on the Company — Chapter 11 Reorganization”.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Pursuant to the Plan of Reorganization, the Predecessor’s common shares, preferred stock and warrants were cancelled and the holders of such securities did not receive any shares or other securities in the Company. See “Item 4. Information on the Company – Chapter 11 Reorganization”.

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

     Within the 90-day period prior to the date of this Form 20-F, we have carried out the above-referenced evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2003, the end of the period covered by this Form 20-F. This evaluation has been carried out under the supervision of, and with the participation of, our senior management, including our Chief Executive Officer (our principal executive officer) and our Chief Financial Officer (our principal financial officer).

     Based upon this evaluation, we have concluded that as of December 31, 2003 our disclosure controls and procedures were adequate and effective to ensure that material information is made known to our management and that the information required to be disclosed in this Form 20-F and our other reports to be filed under the Exchange Act is timely recorded, processed, summarized and reported.

     The steps that have been taken to achieve this result include:

•	We have engaged an external law firm to review various aspects of our Exchange Act disclosure procedures.

•	We have established a Disclosure Committee operating under a written Disclosure Committee Charter approved by our Board. The Disclosure Committee Charter was adopted by our Chief Executive Officer and Chief Financial Officer and ratified by our Board. The Charter enumerates the Committee’s responsibilities, including designing disclosure controls, monitoring their effectiveness and supervising the preparation of our disclosure documents. The initial members of the Disclosure Committee are General Counsel Stuart Blythe, Chief Financial Officer Stephen Grist and European Finance Director Steve Garry. The Disclosure Committee oversees the gathering of information in connection with the preparation of the reports that we file under the Exchange Act, including this Form 20-F, and works to ensure the accuracy and completeness of our disclosures in such reports.

•	The members of our Disclosure Committee have been directly involved in the preparation and review of this Form 20-F.

•	Further, our Board has approved and adopted a written Code of Ethics. See “Item 16B. Code of Ethics”.

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

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

     Due to likely short-term additions to the Audit Committee and the Board, no “audit committee financial expert” has yet been designated.

ITEM 16B. CODE OF ETHICS

     In 2003, the Board adopted a written Code of Ethics. The principles set forth in our Code of Ethics are intended to promote the honest and ethical conduct of all our employees and compliance with all applicable rules and regulations that apply to us. This code has been filed as Exhibit 11 to the 2002 Form 20-F and is incorporated by reference in this Annual Report on Form 20-F. It is available on the U.S. SEC’s website at www.sec.gov.

     Since the adoption of the Code of Ethics, there have been no amendments to any of its provisions.

     During 2003, the Company did not grant any waiver, including any implicit waiver, from any provision of the Code of Ethics to the principal executive officer, the principal financial officer, the principal accounting officer or controller, or persons performing similar functions.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     At the annual meeting of the Company held on December 29, 2003, our shareholders appointed Deloitte & Touche LLP, London, England, to serve as our independent auditors for the 2003 fiscal year. See “Item 6. Directors, Senior Management and Employees – Board Practices – Committees of the Board of Directors”.

     Aggregate fees billed and billable to the Company for the fiscal years ended December 31, 2003, and 2002 by the Company’s principal accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, “Deloitte”) were:

	Year ended December 31,
US$‘000(1)	2003	2002
Audit Fees (2)	425	518
Audit-Related Fees (3)	16	—

Total audit and audit-related fees	441	518
Tax Fees (4)	20	18
All Other Fees	—	—

Total Fees	461	536

(1)	Predominantly all fees are billed in Pounds Sterling. The exchange rates used in preparing this table are GBP:US$ 1:1.633 for 2003 and 1:1.571 for 2002.

(2)	Consists of fees rendered for professional services for the audit of our annual financial statements and the statutory audits of the Company’s subsidiaries for those fiscal years. This figure excludes £45,000 (approximately US$ 73,000) of fees in respect of the audit of an acquired entity for the period prior to the acquisition by the Company. Of the 2002 audit fees, £70,000 (approximately US$ 114,000) relate to the audit of the Predecessor.

(3)	Consists of fees for financial due diligence.

(4)	Consists of fees for UK tax compliance services.

Audit Committee’s pre-approval policies and procedures

     Our Audit Committee nominates and engages our independent auditors to audit our financial statements. See also “Item 6. Directors, Senior Management and Employees – Board Practices – Committees of the Board of Directors”. In 2003, our Audit Committee also adopted a policy requiring management to obtain the Committee’s approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually specific audit and non-audit services in the categories Audit Service, Audit-Related Services, Tax Consulting Services, and Other Services that may be performed by our auditors, subject to any de minimis threshold under applicable regulations. 3% of the total fees to the principal accountants were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

     Our Chief Financial Officer reviews all individual management requests to engage our auditors as a service provider in accordance with this policy and, if the requested services are permitted pursuant to the policy, approves the request accordingly. We inform the Audit Committee about these approvals at the following Audit Committee meeting. Services that are not included in this pre-approval process require pre-approval by the Audit Committee’s chairman on a case-by-case basis. The chairman of our Audit Committee is not permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors’ independence.

PART III

ITEM 17. FINANCIAL STATEMENTS

     The registrant has responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

     The financial statements listed in the Index to Financial Statements are filed or incorporated by reference as a part of this Form 20-F.

ITEM 19. EXHIBITS

Exhibit
Number		Description of Exhibit	Page
1.1	-	Certificate of Incorporation of Viatel Holding (Bermuda) Limited. (Previously filed as Exhibit 1.1 to the Company’s Form 20-F for the year ended December 31, 2002 dated March 22, 2004 and incorporated by reference herein.)

1.2	-	Memorandum of Association of Viatel Holding (Bermuda) Limited. (Previously filed as Exhibit 1.2 to the Company’s Form 20-F for the year ended December 31, 2002 dated March 22, 2004 and incorporated by reference herein.)

1.3	-	Amendment to Memorandum of Association. (Previously filed as Exhibit 1.3 to the Company’s Form 20-F for the year ended December 31, 2002 dated March 22, 2004 and incorporated by reference herein.)

1.4	-	Bye-Laws of Viatel Holding (Bermuda) Limited. (Previously filed as Exhibit 99.2 to the Company’s Form 6-K dated February 5, 2004 and incorporated by reference herein.)

2	-	Form of Registration Rights Agreement, among Viatel Holding (Bermuda) Limited and the other parties thereto. (Previously filed as Exhibit 2 to the Company’s Form 20-F for the year ended December 31, 2002 dated March 22, 2004 and incorporated by reference herein.)

8	-	List of subsidiaries of Viatel Holding (Bermuda) Limited.

11	-	Code of Ethics. (Previously filed as Exhibit 11 to the Company’s Form 20-F for the year ended December 31, 2002 dated March 22, 2004 and incorporated by reference herein.)

12.1	-	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	-	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit
Number		Description of Exhibit	Page
13	-	Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	-	Amended Disclosure Statement with Respect to the First Amended Joint Chapter 11 Plan of Reorganization of Viatel, Inc. and Certain of its Subsidiaries (Previously filed as Exhibit 2.1 to the Company’s Form 8-K dated January 22, 2004 and incorporated by reference herein.)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Viatel Holding (Bermuda) Limited
	By:	/s/ Lucy Woods
Lucy Woods
March 29, 2004		Chief Executive Officer Date:

INDEX TO FINANCIAL STATEMENTS

Page
Independent Auditors’ Report	F-2
Consolidated Balance Sheets as of December 31, 2003 and December 31, 2002	F-3
Consolidated Statements of Operations for the year ended December 31, 2003, the periods ended December 31, 2002 and June 7, 2002 and the year ended December 31, 2001	F-4
Consolidated Statements of Comprehensive (Loss) / Income for the year ended December 31, 2003, the periods ended December 31, 2002 and June 7, 2002 and the year ended December 31, 2001	F-5
Consolidated Statements of Shareholders’ Equity for the year ended December 31, 2003, the periods ended December 31, 2002 and June 7, 2002 and the year ended December 31, 2001	F-6
Consolidated Statements of Cash Flows for the for the year ended December 31, 2003, the periods ended December 31, 2002 and June 7, 2002 and the year ended December 31, 2001	F-7
Notes to the Consolidated Financial Statements	F-8

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of
Viatel Holding (Bermuda) Limited
Hamilton, Bermuda

     We have audited the accompanying consolidated balance sheets of Viatel Holding (Bermuda) Limited, a Bermudan Company and subsidiaries (the “Company”) as of December 31, 2003 and December 31, 2002 and the related consolidated statements of operations, comprehensive (loss)/income, shareholders’ equity and cash flows for the year ended December 31, 2003, and for the periods from June 7, 2002 to December 31, 2002 (Successor Company operations), January 1, 2002 to June 7, 2002 and for the year ended December 31, 2001 (Predecessor Company operations). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the Successor Company consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of and for the year ending December 31, 2003 and the consolidated results of their operations and their consolidated cash flows for the period from June 7, 2002 to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. Furthermore, in our opinion, the Predecessor Company consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of their operations and their consolidated cash flows for the period from January 1, 2002 to June 7, 2002 and the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s recurring losses from operations and its difficulty in generating sufficient cash flow to meet its obligations and sustain its operations raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ DELOITTE & TOUCHE LLP

London, England
March 29, 2004

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(United States Dollars in thousands, except share data)

	2003	2002
ASSETS
Current Assets:
Cash and cash equivalents	30,378	53,408
Accounts receivable (net of allowance for doubtful debts of $1,648, 2002 – $790)	4,026	4,568
Amounts receivable from bankruptcy estates within one year	7,257	14,910
Prepaid expenses and other current assets	9,896	3,288

Total current assets	51,557	76,174
Amounts receivable from bankruptcy estates after more than one year	—	5,975
Property and equipment, net	39,899	37,947
Intangible assets, net	3,330	—
Other assets	96	955

Total assets	94,882	121,051

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	5,135	3,890
Accrued administrative and priority claims	1,868	4,195
Accrued expenses	9,209	3,193
Accrual for French VAT payable	6,076	—
Deferred revenue	3,853	662
Future performance obligations	4,600	—
Other current liabilities	2,374	751

Total current liabilities	33,115	12,691
Long-term liabilities:
Accrual for French VAT payable	—	6,076
Deferred income tax liability	304	—
Future performance obligations	—	4,600

Total long-term liabilities	304	10,676

Total liabilities	33,419	23,367

Commitments and contingencies (Note 10)
Shareholders’ equity:
Common stock, $.01 par value: 2003 - 100,000,000 shares authorized; 10,730,000 shares issued and outstanding, 2002 – 100,000,000 shares authorized; 10,560,000 shares issued and outstanding	107	106
Additional paid-in capital	98,494	98,788
Accumulated other comprehensive income / (loss)	14,914	3,635
Deferred stock compensation	(13)	(183)
Accumulated deficit	(52,039)	(4,662)

Total shareholders’ equity	61,463	97,684

Total liabilities and shareholders’ equity	94,882	121,051

See accompanying notes to consolidated financial statements.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(United States Dollars in thousands, except per share data)

	Successor	Successor	Predecessor	Predecessor
			From January	Year ended
	Year Ended	From June 7, 2002 to	1, 2002 to June	December 31,
	December 31, 2003	December 31, 2002	7, 2002	2001
Revenue:
Communication services revenues	17,205	2,793	1,216	240,092
Operations and maintenance fee revenue	1,707	1,371	1,451	4,239
Capacity sales	—	—	—	12,298

Total revenue	18,912	4,164	2,667	256,629
Operating expenses:
Cost of services and sales	(10,015)	(1,506)	(1,518)	(170,463)
Selling, general and administrative (including non-cash stock compensation (income) / expense of $(27), $75 (Successor), $4,567 (Predecessor), 2001 - $(5,819)	(51,225)	(30,840)	(26,502)	(115,245)
Gain on amounts due from bankruptcy estates	358	25,003	—	—
Restructuring and impairment	—	—	(908)	(1,278,640)
Depreciation and amortization	(7,181)	(2,458)	(1,736)	(119,920)

Total operating expenses (net)	(68,063)	(9,801)	(30,664)	(1,684,268)

Operating loss before reorganization items	(49,151)	(5,637)	(27,997)	(1,427,639)
Reorganization items	—	—	2,662,669	—

Operating (loss) / income	(49,151)	(5,637)	2,634,672	(1,427,639)
Other income / (expense):
Interest and other income	1,557	986	1,007	8,019
Interest expense	—	(11)	(63)	(83,965)

Net (loss) / income before taxation	(47,594)	(4,662)	2,635,616	(1,503,585)
Taxation	217	—	—	—

Net (loss) / income	(47,377)	(4,662)	2,635,616	(1,503,585)
Dividends on convertible preferred securities	—	—	—	(14,293)

Net (loss) / income attributable to common stockholders	(47,377)	(4,662)	2,635,616	(1,517,878)

Net (loss) / income per common share attributable to common shareholders, basic and diluted	(4.43)	(0.44)	51.72	(29.72)

Weighted average common shares outstanding, basic and diluted	10,705	10,560	50,963	51,072

See accompanying notes to consolidated financial statements.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) / INCOME
(United States Dollars in thousands)

	Successor	Successor	Predecessor	Predecessor
		From June 7,	From
	Year ended	2002 to	January 1,	Year ended
	December 31,	December 31,	2002 to June	December 31,
	2003	2002	7, 2002	2001
Net (loss) / income	(47,377)	(4,662)	2,635,616	(1,503,585)
Foreign currency translation adjustment	11,279	3,635	7,009	6,899

Comprehensive (loss) / income	(36,098)	(1,027)	2,642,625	(1,496,686)

See accompanying notes to consolidated financial statements.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(United States Dollars in thousands, except share data)

	Number of				Foreign
	Shares of		Additional		Currency
	Common	Common	Paid-In	Deferred Stock	Translation	Accumulated
	Stock	Stock	Capital	Compensation	Adjustments	Deficit	Total
Predecessor Company Balance at December 31, 2000	51,325,639	513	1,119,931	(21,792)	(102,861)	(2,052,513)	(1,056,722)
Stock options exercised	34,092	—	(145)	—	—	—	(145)
Restricted shares issued	44,140	—	505	—	—	—	505
Restricted shares forfeited	(1,139,892)	(10)	(23,635)	12,411	—	—	(11,234)
Earned compensation	—	—	—	5,415	—	—	5,415
Issuance of common stock for employee purchase plan	151,624	2	619	—	—	—	621
Conversion of subordinated debt	547,265	5	26,105	—	—	—	26,110
Foreign currency translation adjustment	—	—	—	—	6,899	—	6,899
Dividends on Series B mandatorily redeemable (in 2015) cumulative convertible preferred stock	—	—	—	—	—	(9,643)	(9,643)
Dividends on 2015 convertibles	—	—	—	—	—	(4,650)	(4,650)
Net loss	—	—	—	—	—	(1,503,585)	(1,503,585)

Balance at December 31, 2001	50,962,868	510	1,123,380	(3,966)	(95,962)	(3,570,391)	(2,546,429)
Foreign Currency translation adjustment	—	—	—	—	7,009	—	7,009
Stock options issued	—	—	2,569	(2,569)	—	—	—
Earned compensation	—	—	—	4,567	—	—	4,567
Net income	—	—	—	—	—	2,635,616	2,635,616
Impact of Fresh Start Adjustments :
Elimination of Accumulated losses	—	—	—	—	—	934,775	934,775
Elimination of foreign currency translation reserve	—	—	—	—	88,953	—	88,953
Cancellation of shares in predecessor	(50,962,868)	(510)	(1,125,691)	1,710	—	—	(1,124,491)
Issuance of common shares in connection with plan of reorganization	10,560,000	106	98,530	—	—	—	98,636

Successor Company balance, June 7, 2002	10,560,000	106	98,788	(258)	—	—	98,636
Earned compensation	—	—	—	75	—	—	75
Foreign Currency translation adjustment	—	—	—	—	3,635	—	3,635
Net loss	—	—	—	—	—	(4,662)	(4,662)

Balance at December 31, 2002	10,560,000	106	98,788	(183)	3,635	(4,662)	97,684
Earned compensation	—	—	—	68	—	—	68
Stock options exercised	170,000	2	—	—	—	—	2
Shares exchanged for One World	—	(1)	(97)	—	—	—	(98)
Stock options forfeited	—	—	(197)	102	—	—	(95)
Foreign Currency translation adjustment	—	—	—	—	11,279	—	11,279
Net loss	—	—	—	—	—	(47,377)	(47,377)

Balance at December 31, 2003	10,730,000 (1)	107	98,494	(13)	14,914	(52,039)	61,463

(1)	Includes 100,000 common shares to be cancelled in 2004

See accompanying notes to consolidated financial statements

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(United States Dollars in thousands)

	Successor	Successor	Predecessor	Predecessor
	Year ended	From June 7, 2002	From January	Year ended
	December 31,	to December 31,	1, 2002 to June	December 31,
	2003	2002	7, 2002	2001
Cash flows from operating activities:
Net (loss) / income	(47,377)	(4,662)	2,635,616	(1,503,585)
Adjustments to reconcile net (loss) / income to net cash used in operating activities:
Depreciation and amortization	7,181	2,458	1,736	119,920
Loss on disposal of property and equipment	256	—	—	—
Accreted interest expense on long term debt	—	—	—	19,016
Amortization of deferred financing and registration costs	—	—	—	(9,125)
Deferred income tax liability	(217)	—	—	—
Non-cash restructuring and impairment	—	—	—	1,278,640
Reorganization adjustments, net of cash	—	—	(2,660,786)	—
Stock based compensation (income) / expense	(27)	75	4,567	(5,819)
Non-cash exchange of common shares	(97)	—	—	—
Changes in operating assets and liabilities, net of effect of acquisitions:
Decrease / (Increase) in accounts and notes receivable and accrued interest	1,869	(540)	8,200	12,811
Decrease in accrued interest expense on Senior Notes	—	—	—	(830)
(Increase) / Decrease in prepaid expenses and other receivables	(6,074)	2,843	6,180	(54,764)
Decrease / (increase) in amounts receivable from bankruptcy estates	13,628	(15,622)	13,737	(19,000)
Decrease / (Increase) in other assets	859	(374)	195	11,194
Increase / (decrease) in accrued telecommunications costs, accounts payable, and other accrued expenses	4,883	2,057	(1,589)	(68,312)

Net cash (used in) / provided by operating activities	(25,116)	(13,765)	7,856	(219,854)

Cash flows from investing activities:
Capital expenditures	(2,180)	(1,667)	(8,721)	(21,851)
Proceeds from disposal of property and equipment	2,697	—	2,051	—
Cash paid for acquisitions, net of cash acquired	(3,469)	—	—	—
Proceeds from maturity of marketable securities	—	—	—	57,531
Decrease in cash securing letters of credit for network construction	—	—	—	29,728

Net cash (used in) / provided by investing activities	(2,952)	(1,667)	(6,670)	65,408

Cash flows from financing activities:
Repayment of senior discount notes	—	—	—	(10,455)
Proceeds from exercise of stock options	2	—	—	—
Proceeds from common stock offering	—	—	—	476
Proceeds from restricted stock offering	—	—	—	505
Payments under capital leases and notes payable	—	—	—	(63,826)

Net cash (used in) / provided by financing activities	2	—	—	(73,300)

Effects of exchange rate changes on cash	5,036	605	1,116	(11,696)

Net (decrease) / increase in cash and cash equivalents	(23,030)	(14,827)	2,302	(239,442)
Cash and cash equivalents at beginning of period	53,408	68,235	65,933	305,375

Cash and cash equivalents at end of period	30,378	53,408	68,235	65,933

Supplemental disclosure of cash flow activity
Interest paid	—	8	63	93,738
Interest received	848	906	1,007	8,019
Taxes paid	—	—	—	—
Receipts from bankruptcy estates	13,628	10,030	13,737	—

See accompanying notes to consolidated financial statements

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

(1) Nature of Business, Background And Basis of Presentation

     The Company operates a pan-European telecommunications network (the “European Network”) comprised of advanced fiber-optic cable systems and interfaces that are owned by, leased to, or otherwise available to the Company. Over its network, the Company offers a variety of telecommunications products and services, IP transit, leased line services, managed hosting, co-location services and rights of use in capacity.

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

     The Company has adopted “fresh start reporting” in accordance with American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code” (“SOP 90-7”). Under fresh start reporting, a new, viable entity with a going concern value is created for financial reporting purposes and the consolidated financial statements have been prepared for that new entity on that basis. Viatel Holding (Bermuda) Limited and its subsidiaries is therefore considered the Successor Company to Viatel, Inc., which is considered the Predecessor Company on the date of consummation of the Plan of Reorganization. Accordingly, the results that are presented in the consolidated financial statements of the Successor are those from the close of business on the Effective Date to December 31, 2002 and then for the fiscal year 2003 .

     In March 2003, the Company acquired the business and assets of Cybernet (Schweiz) AG and the share capital of Netcom Internet Limited. Both of these companies provide business ISP services in their respective geographical locations; further information on these acquisitions is included in Note 8 to these financial statements.

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

     On February 9, 2004, the Company executed a term sheet with a group of investors for the proposed issuance of US$50 — 60 million of senior convertible debt securities (the “Notes”). Interest, at the rate of 8% per annum, would be compounded and payable semi-annually by way of additional Notes

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

or, at the Company’s option, in cash; the Notes would be due in 2014. The Notes would, at the option of the Noteholder, be convertible into common shares of the Company upon the occurrence of certain specified “liquidity events”, such as a change in control or public offering. The Company anticipates the conclusion of the financing within the second quarter of 2004.

     The term sheet is non-binding and therefore no assurance can be given that the proposed financing will be consummated. If the Company cannot obtain acceptable financing, the Directors will be forced to reduce dramatically cash requirements or to raise cash, by discontinuing or disposing of existing development programs or business operations, by selling assets or otherwise. These consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty. If these measures were to be inadequate to cover the Company’s cash needs, the Company would likely become insolvent.

     If the proposed financing is consummated, the Directors believe that the amount of the financing will be sufficient to fund the Company’s operating plan. However, should the operating performance not meet that contemplated in the operating plan, there is a risk that the Company will need to seek additional financing.

(2) Significant Accounting Policies

     These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are expressed in U.S. Dollars (“Dollars”). The significant accounting policies are summarized as follows:

(a) Basis of Consolidation

     The financial statements consolidate the Company and its majority-owned and controlled subsidiaries from their respective dates of acquisition. All acquisitions are accounted for by the purchase method, with the excess of the purchase price over the fair value of the assets and liabilities acquired being recorded as goodwill. Further details of acquisitions are given in Note 8. All intercompany balances and transactions have been eliminated in consolidation. As at December 31, 2003 and 2002, there were no equity method investments.

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

     The reorganization value was primarily determined on a discounted cash flow analysis utilizing both recent operating results and future projected cash flows over the estimated lives of the network assets and a discount rate of 20%. The reorganization value was allocated to individual assets and liabilities based on the work of outside financial advisors as well as internal valuation estimates using the discounted cash flow analysis referred to above.

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

     The Predecessor’s cost of capacity is determined based upon the ratio of total capacity sold and total anticipated capacity to be utilized multiplied by the related costs of the relevant portion of the Predecessor’s network.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

     Costs relating to the short-term lease of capacity are recognized over the period of the contract. The costs of network service products are expensed over the period of the recognition of the corresponding revenue.

(e) Advertising Costs

     Advertising costs are expensed as incurred. Such costs are included in selling, general and administrative expenses in the accompanying consolidated statements of operations and amounted to US$184 for the year ended December 31, 2003. For the period from June 7, 2002 to December 31, 2002, the period from January 1, 2002 to June 7, 2002, and the year ended December 31, 2001, advertising costs amounted to US$1, US$nil and US$3,675 respectively.

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

(g) Net (loss)/income per Common Share

     Basic net (loss)/income per common share is computed by dividing net (loss)/income applicable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net (loss)/income per common share is computed by dividing net (loss)/income by the weighted average number of common shares and common share equivalents outstanding during the period. For the year ended December 31, 2003, the periods from June 7, 2002 to December 31, 2002 and from January 1, 2002 to June 7, 2002, and the year ended December 31, 2001, no outstanding stock options have been included in the calculation of diluted net loss per share as the effect would be anti-dilutive.

(h) Property and Equipment

     At December 31, 2003 and December 31, 2002 property and equipment included property and equipment acquired from the Predecessor, which is stated at fair value upon acquisition. All acquisitions of capital equipment thereafter, principally comprising telecommunications related equipment, are stated at cost.

     Equipment held under capital leases is stated at the lower of the fair value of the asset or the net present value of the minimum lease payments at the inception of the lease. Maintenance and repairs are expensed as incurred.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

     Depreciation is calculated on a straight-line basis over the assets’ estimated useful lives, which are determined based on historical usage with consideration given to technological changes, trends in the industry and other economic factors that could impact the network architecture and asset utilization. Amortization of equipment held under capital leases and of leasehold improvements is included in the Consolidated Statement of Operations as “Depreciation and amortization”, and is calculated on a straight-line basis over the estimated useful lives of the assets, or the related lease term, whichever is shorter. The estimated useful lives of the other assets are as follows:

Communications systems and network infrastructure	5 to 18 years
Furniture, office and computer equipment.	2 to 5 years
Land.	Not depreciated

(i) Intangible Assets

     Intangible assets purchased, including Customer Relationships (“Customer Bases”), are capitalised at fair value and are amortised over their expected useful lives on a straight line basis. The expected useful lives of the intangible assets acquired during 2003 are 2 years.

     Negative goodwill arises where the sum of the amounts assigned to assets acquired and liabilities assumed exceed the consideration for the acquired entity. Negative goodwill is allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets relating to pension or other post retirement benefit plans, and (e) any other current assets.

(j) Impairment of Long-lived Assets

     The Company has material Customer relationships capitalized in its balance sheet as a result of its acquisition of Cybernet and Netcom. The Company periodically reviews the carrying values of intangible assets subject to amortization and other long — lived assets to determine whether there has been any impairment of these assets and the appropriateness of their remaining useful lives. Should events or circumstances indicate that the carrying value may not be recoverable based on undiscounted future cash flows, an impairment loss measured by the difference between the fair value and the carrying value of long-lived assets would be recognized. Fair value is generally determined based upon an estimate of the discounted future net cash flows to be generated by the assets.

     The Company has no indefinite lived intangible assets or goodwill.

     Under the testing for impairment, estimates of future cash flows are used to test the recoverability of a long-lived asset, and are based on the existing service potential of the asset. These estimates exclude cash flows associated with future capital expenditures that would increase the service potential of the long-lived asset. There is an inherent uncertainty in estimating future cash flows which can have a material affect on the amount of any impairment.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

(k) Cash and Cash Equivalents

     Cash equivalents include highly liquid debt instruments purchased with an original maturity of three months or less. The company has no restricted cash as at December 31, 2003 and December 31, 2002.

(l) Foreign Currency Translation

     The functional currency of each of the Company’s subsidiaries is the local currency of the country in which each subsidiary is located. Transactions in currencies other than the functional currency are translated into the functional currency at the rates of exchange at the date of each transaction.

     Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is recorded and the date on which it is either settled or translated at period-end exchange rates are recognized in the statement of operations. The foreign exchange gain recognized in the statement of operations and included in “Selling, general and administrative expenses” amounted to US$3,256 for the year ended December 31, 2003. For the period from June 7, 2002 to December 31, 2002, there was an exchange transaction loss of US$1,421. For the period from January 1, 2002 to June 7, 2002, the Predecessor experienced exchange transaction gains of US$441. For the year ended December 31, 2001, there was an exchange transaction loss of US$455.

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

(m) Financial Instruments, Derivatives and Concentration of Credit Risk

     At December 31, 2003 the Company’s financial instruments included cash and cash equivalents, accounts receivable, accounts payable and accrued expenses. The fair values, at December 31, 2003 and at December 31, 2002, of cash and cash equivalents, receivables, accounts payable and accrued interest approximated their carrying values because of the short-term nature of these instruments.

     Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments and trade receivables. The Company restricts investment of temporary cash investments to financial institutions with high credit standing.

     The Company does not have any derivative instruments at December 31, 2003 and did not enter into any activities resulting in derivative instruments during the year then ended.

     The Company records all derivative instruments on the balance sheet at fair value. Changes in a derivative’s fair value are recognized in income unless specific hedge criteria are met. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

attributable to the hedged risk are recognized as a charge or credit to income. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (loss) and are recognized in the consolidated statement of operations when the hedged item affects income and the cash flows are classified consistent with the underlying hedged item. For purchased foreign currency options the entire change in fair value is included in the measurement of hedge effectiveness for cash flow hedges. Ineffective portions of changes in the fair value of cash flow hedges are recognized as a charge or credit to income.

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

     At December 31, 2003, the Company has one stock-based employee compensation plan, which is more fully described in Note 7. The Company recognizes stock-based compensation in the statement of operations over the vesting period for each award. The intrinsic value of the option is the difference between the market value of the stock on the measurement date, and the amount required to be paid for the stock. The difference, if any, is charged to expense over the vesting period of the options. Any award of options to non-employees is accounted for under SFAS 123 and the fair value of the option is expensed over the vesting period. Under APB 25, the effect of any forfeiture is recognized in the period in which the options are forfeited. No options were granted in the year ended December 31, 2003.

     The table below shows the pro forma net income of the Company if SFAS 123 had been adopted, calculated using the Black-Scholes option pricing model. The following assumptions were applied in calculating the fair value of options awarded by the Predecessor Company during 2000: (1) a risk free interest rate of 6.0%; (2) an expected life of the options of 7 years; (3) volatility of approximately 113.9%; and (4) an annual dividend yield of 0%. The following assumptions were applied in calculating the fair value of options awarded by the Company during 2002 prior to the Effective Date: (1) a risk free interest rate of 4.48%; (2) an expected life of the options of 5 years; (3) volatility of approximately 48.13%; and (4) an annual dividend yield of 0%.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

	Successor		Predecessor
		From June 7,
	Year ended	2002 to	From January 1,	Year ended
	December	December 31,	2002 to June 7,	December
	31, 2003	2002	2002	31, 2001
Net (loss) / income as reported	(47,377)	(4,662)	2,635,616	(1,517,878)
Add: non-cash stock-based compensation expense/(income)	(27)	75	4,567	(5,819)
Less: SFAS 123 stock-based compensation (credit) / charge	38	(106)	(4,029)	95,839

Pro forma net (loss) / income	(47,366)	(4,693)	2,636,154	(1,427,858)

Pro-forma basic and diluted (loss) / income per share	(4.42)	(0.44)	51.73	(27.96)
Basic and diluted net (loss) / income per common share, as reported	(4.43)	(0.44)	51.72	(29.72)

(p) Segment Information

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

(q) Comprehensive (Loss)/Income

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

(r) Recent Accounting Pronouncements Issued but Not Yet Adopted

     In January 2003, the FASB issued Interpretation 46, “Consolidation of Variable Interest Entities,” (“FIN 46”) which addresses the financial reporting by enterprises involved with variable interest entities. FIN 46 addresses both unconsolidated variable interest entities and any new variable interest entities that are created subsequent to the issuance of the interpretation. As of December 31, 2003, the Company did not have any unconsolidated variable interest entities. Any future variable interest entities will be accounted for in accordance with FIN 46.

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

     Among other changes, the revisions of FIN 46R: (1) clarified some requirements of the original FIN 46, which had been issued in January 2003; (2) eased some implementation problem; and (3) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The Company does not anticipate that the adoption of FIN 46 will have a material impact on its financial position, cash flows and results of operations.

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

     The “Reorganization Value” set out in the Plan of Reorganization was US$87.8 million before current liabilities of US$7.8 million, and was determined by the Company with the assistance and analysis of its financial advisors. The “Reorganization Value” was primarily determined on a discounted cash flow analysis utilizing both recent operating results and future projected cash flows over the estimated lives of the network assets and a discount rate of 20%. The estimated “Reorganization Value” of the Company is consistent with the basis for the Plan of Reorganization approved by the United States Bankruptcy Court for the District of Delaware.

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

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

	Balance Sheet at June 7, 2002
		Fresh Start
		Reporting -
		Settlement of
		Claims, Debt
	Predecessor	discharge and	Successor
	Company	Equity	Company
	Balance Sheet	Restructuring	Balance Sheet
Cash and cash equivalents	70,118	(1,883)	68,235
Amounts receivable from bankruptcy estates	5,263	—	5,263
Trade receivables	4,028	—	4,028
Other current assets	6,131	—	6,131
Property and equipment	35,708	—	35,708
Deferred financing costs	61,865	(61,865)	—
Other assets	581		581

Total assets acquired	183,694	(63,748)	119,946

Current liabilities	(51,533)	30,223	(21,310)
Liabilities subject to compromise	(2,357,935)	2,357,935	—

	(2,409,468)	2,388,158	(21,310)

Preferred stock	(338,259)	338,259	—

Shareholders’ equity	2,564,033	(2,662,669)	98,636

     Fresh start reporting adjustments in these consolidated financial statements result primarily from the following:

•	Elimination of the deferred financing costs balance of the Predecessor relating to Predecessor’s liabilities subject to compromise.

•	Elimination of the deferred revenue balances of the Predecessor and recognition of the performance obligations under long-term contracts that were entered into by Predecessor to reflect fair value.

•	Elimination of Predecessor’s liabilities subject to compromise.

•	Cancellation of Predecessor’s common stock and the elimination of accumulated deficit.

     The “Reorganization Value” was allocated to individual assets and liabilities based on the work of outside financial advisors, as well as internal valuation estimates using discounted cash flow analyses.

     In accordance with the latest provisional statement of claims recorded by the Claims Agent in the Viatel, Inc. bankruptcy and the claims allowed by the Bankruptcy Court, bondholder claims amounted to US$2,161 million, other allowed claims amounted to US$163 million and pending claims amounted to US$34 million. All these pre-petition liabilities will be discharged pursuant to the Plan of

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

Reorganization and such creditors have received or will receive a pro-rata distribution of the 10,560,000 common shares issued by the Company. Additionally, the Predecessor’s entire deficit was eliminated. There were no other adjustments to individual assets and liabilities.

(4) Prepaid Expenses and Other Current Assets

     Prepaid expenses and other assets consist of the following as of December 31:

	2003	2002
VAT receivable	3,469	902
Prepaid Expenses	6,427	2,386

	9,896	3,288

(5) Property and Equipment

     Property and equipment consists of the following as of December 31:

	2003	2002
Land and Buildings	500	3,411
Communications systems and network infrastructure	46,226	35,516
Furniture, office and computer equipment	1,980	1,478

	48,706	40,405
Less accumulated depreciation	(8,807)	(2,458)

Net Book Value	39,899	37,947

     Depreciation on property and equipment, and included in depreciation and amortization in the accompanying consolidated statements of operations, amounted to US$4,802 for the year ended December 31, 2003. For the periods from June 7, 2002 to December 31, 2002, and from January 1, 2002 to June 7, 2002, and the year ended December 31, 2001, depreciation amounted to US$2,458, US$1,736, and US$115,587 respectively.

(6) Intangible Assets

     Intangible assets consist of the following as of December 31:

	2003	2002
Customer Relationships (see Note 8)	5,709	—
Less amortization	(2,379)	—

Net Book Value	3,330	—

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

(7) Stock Incentive Plans

     At the Predecessor’s 2000 Annual Meeting of Stockholders, its stockholders approved the Viatel, Inc. 2000 Stock Incentive Plan. The Predecessor had previously adopted, with stockholder approval, an Amended Stock Incentive Plan, the Amended and Restated 1999 Flexible Incentive Plan (previously a Destia plan) and the Amended and Restated 1996 Flexible Incentive Plan (previously a Destia plan), collectively referred to as the “Plans”. Pursuant to the Plans, “non-qualified” stock options to acquire shares of common stock were able to be granted to the Company’s employees, directors and consultants, and “incentive” stock options to acquire shares of common stock were able to be granted to its employees, including employee-directors. The Plans also provided for the grant of stock appreciation rights and shares of restricted common stock to the Predecessor’s employees, directors and consultants.

     The Plans were administered by the compensation committee of the Predecessor’s Board of Directors. The 2000 Stock Incentive Plan allowed for the issuance of up to a maximum of 5,200,000 shares of common stock of which 1,487,500 shares remained available for grant at the end of 2000. In addition, there were 641,222 shares that remained available for grant under the other Plans. As a result of the Company’s acquisition of Destia, virtually all options granted by Destia prior to the merger under either the 1999 Flexible Incentive Plan and the 1996 Flexible Incentive Plan vested and became exercisable. Any options granted under the 1999 Flexible Incentive Plan and the 1996 Flexible Incentive Plan after the Company’s acquisition of Destia were subject to accelerated vesting only as described below. Under the Plans, the option price of any incentive stock option could not be less than the fair market value of a share of common stock on the date on which the option was granted. The option price of a non-qualified stock option may have been less than the fair market value on the date the non-qualified stock option was granted if the Company’s Board of Directors or the compensation committee so determined. An incentive stock option may not have been granted to a “ten percent stockholder” (as that term is defined in Section 422A of the Internal Revenue Code of 1986) unless the exercise price was at least 110.0% of the fair market value of the common stock and the term of the option may not have exceeded five years from the date of grant. Each option granted pursuant to the Plans was evidenced by a written agreement, which contained the terms, provisions and conditions of the grant. Stock options may not have been assigned or transferred during the lifetime of the holder except as may have been required by law or pursuant to a qualified domestic relations order. Common stock subjected to a restricted stock purchase or bonus agreement was transferable only as provided in that agreement. The maximum term of each stock option granted to persons other than ten percent stockholders was ten years from the date of grant.

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

     In 2000 and 2001, the Predecessor granted certain members of senior management a total of 44,140 shares of its common stock, subject to certain restrictions on employment and stock performance (“restricted shares”). Such shares had been valued at approximately $0.5 million, based on the closing market prices of the Predecessor’s common stock on the dates of grant. The entire amounts were recorded as unearned compensation in the consolidated statement of stockholder’s equity and were being amortized as earned over the restricted period. Until all the restrictions lapsed, the restricted shares were not deemed to vest other than that restricted shares did give an immediate right to normal common stock voting rights. As of December 31, 2001, none of the shares of restricted stock had vested. In 2001, approximately US$23.6 million of restricted shares were forfeited as a result of employee terminations, respectively.

     In 2001, 11,677,411 options of the Predecessor were forfeited as a result of employee terminations. As of December 31, 2001, the Predecessor had 567,299 options outstanding. Pursuant to the Predecessor’s Plan of Reorganization, all outstanding common stock and stock options were cancelled on the Effective Date.

     During 2002, the Company adopted, with stockholder approval, an Equity Incentive Plan (the “Incentive Plan”). Pursuant to the Incentive Plan, “non-qualified” stock options to acquire shares of common stock may be granted to the Company’s employees, officers, directors, independent contractors and consultants. The Incentive Plan also provides for the grant of Stock Appreciation Rights, either separately or in tandem with options, entitling holders to cash compensation measured by appreciation in the value of the shares, and Limited Stock Appreciation Rights, that are exercisable upon the occurrence of specified events. The Incentive Plan also authorizes the grant of any other share-based awards, such as restricted stock and bonus stock, as deemed appropriate.

     The Incentive Plan is currently administered by the Compensation Committee of the Company’s Board of Directors. The Incentive Plan allows for the issuance of up to a maximum of 1,440,000 shares of common stock of which 696,000 shares remained available for grant at December 31, 2003 (2002 - 696,000). Prior to the Effective Date, the Company issued 744,000 options as described below. During the period from the Effective Date to December 31, 2002, no options were issued or exercised. During the year ended December 31, 2003, 170,000 options were exercised and 384,000 options were forfeited as a result of employee terminations. The exercise price of the share covered by each non-qualified stock option shall be as determined by the Compensation Committee of the Board of Directors. Should an incentive stock option be granted to a person possessing more than 10% of the combined voting power of the Company, the exercise price shall not be less than 110% of the fair market value of the share on the

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

date of grant. Options are subject to various vesting conditions as disclosed below and have a maximum term of 10 years from the grant date.

     Each option granted pursuant to the Incentive Plan is evidenced by a written agreement, which contains the terms, provisions and conditions of the grant. Stock options may not be assigned or transferred during the lifetime of the holder except as may be required by law or pursuant to a qualified domestic relations order. Common stock subject to a restricted stock purchase or bonus agreement is transferable only as provided in that agreement. As at December 31, 2003, no stock options had been granted to non-employees (2002 — none).

     Stock option activity is shown below:

	Weighted Average	Number of Shares
	Exercise Price	(in thousands)
Outstanding at December 31, 2000	$15.97	12,279
Granted	—	—
Forfeited	15.56	(11,678)
Expired	—	—
Exercised	4.25	(34)

Outstanding at December 31, 2001	$25.11	567
Granted at below market price before Effective Date (at a weighted average fair value of $6.02)	5.65	744
Forfeited	25.11	(567)
Expired	—	—
Exercised	—	—

At June 7, 2002	$5.65	744
Granted	—	—
Forfeited	—	—
Expired	—	—
Exercised	—	—

Outstanding at December 31, 2002	$5.65	744
Granted	—	—
Forfeited	8.33	(384)
Expired	—	—
Exercised	0.01	(170)

Outstanding at December 31, 2003	$5.26	190

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

     The following table summarizes weighted-average option exercise price information as at December 31, 2003:

	Options Outstanding			Options Exercisable
	Number	Weighted	Weighted	Number	Weighted
	Outstanding at	Average	Average	Exercisable at	Average
Exercise	December 31, 2003	Remaining	Exercise	December 31, 2003	Exercise
Prices	(in thousands)	Life	Price	(in thousands)	Price
$0.01	70	8.4 years	$0.01	70	$0.01
$8.33	120	8.4 years	$8.33	80	$8.33

	190		$5.26	150	$4.45

     The vesting of the US$0.01 options was 100% on the earlier of (1) one year from May 21, 2002 (the date of grant); (2) a Change of Control as defined in the underlying employment contract, pursuant to which the options were granted; (3) termination of employment of the recipient of the options; and (4) consummation of the Plan of Reorganization. Consequently, all such options vested on June 7, 2002.

     The vesting of the US$8.33 options was 33.4% on the consummation of the Plan of Reorganization; 33.3% on the first anniversary of the Effective Date and 33.3% on the second anniversary of the Effective Date.

(8) Acquisitions

     In furtherance of our expansion of our target customer base into Small and Medium-Sized enterprises, in March 2003, we acquired two recognized business ISPs, Cybernet (Schweiz) AG (“Cybernet”) in Switzerland, and Netcom Internet Limited (“Netcom”) in the United Kingdom.

     Netcom

     On March 7, 2003, the Company acquired 100% of the outstanding common shares of Netcom Internet Limited (“Netcom”) from its parent, Net Access Limited (“Net Access”). Netcom’s business is the leasing of circuits and lines used for internet connectivity. The acquisition has been accounted for using the purchase method of accounting and the results of operations have been consolidated since the date of acquisition. The Company’s interest in the net assets acquired at fair values is as follows:

Current Assets	1,063
Property and Equipment	775
Intangible assets	1,737
Current Liabilities	(2,168)
Deferred income tax liability	(521)

Net assets	886

Consideration
Cash	722
Expenses	164

Total consideration	886

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

     The acquisition agreement contained provisions for additional consideration subject to finalization of the completion balance sheet. The Company is currently negotiating with the vendor the consequences of these provisions, which management believe will reduce the consideration paid for the business. Do you want to be so explicit? Does this statement reduce the likelihood of recovering anything from Net Access? Statement could be framed as conditional, such as “The Company is currently negotiating with the vendor the consequences of these provisions, which management believe will reduce the consideration paid for the business”. Any adjustment to the consideration as a result of these contingent gains will only be recognized when virtually certain.

     The intangible asset relates to the Customer Relationship acquired in the purchase of Netcom. The estimated useful life of this Customer Relationship is 2 years.

     In calculating the fair value of the assets and acquired and the liabilities assumed negative goodwill of $1.2 million Not sure what the USD value for this is.arose. This negative goodwill has been allocated pro rata to the value of the property and equipment and the Customer Relationship.

     Cybernet

     On February 5, 2003, the Company acquired certain assets and assumed certain liabilities of Cybernet (Schweiz) AG (“Cybernet”) from its parent, Cybernet Internet Services International. Cybernet’s business is the provision of internet services to small and medium sized enterprises. The acquisition has been accounted for using the purchase method of accounting and the results of operations have been consolidated since the date of acquisition. The Company’s interest in the net assets acquired at fair values is as follows:

Cash	331
Current Assets	843
Property and Equipment	942
Intangible assets	3,539
Current Liabilities	(2,697)

Net assets	2,958

Consideration
Cash	2,908
Expenses	50

Total consideration	2,958

     The intangible asset relates to the Customer Relationship acquired in the purchase of the assets and liabilities of the Cybernet entity. The estimated useful life of this Customer Relationship is 2 years.

     The following unaudited pro-forma data summarizes the results of operations for the year ended December 31, 2003 and for the period from June 7, 2002 to December 31, 2002 as if the acquisitions of Cybernet and Netcom had been completed as of June 7, 2002. The pro forma amounts are presented for illustrative purposes and do not purport to be indicative of the results that would have been actually achieved if the acquisitions had occurred as of June 7, 2002 of that may be achieved in the future. The principal pro forma adjustment relates to the depreciation expense of fixed assets.

     The pro forma information for the comparative period only covers the period from June 7, 2002 to December 31, 2002 because the application of fresh-start accounting pursuant to SOP 90-7 means that pro forma financial information for the period since January 1, 2002 would not be meaningful.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

	Year ended December	Period ended
	31, 2003	December 31, 2002
Revenue	21,006	11,466
Net loss	(47,520)	(5,294)
Basic and diluted net loss per share	(4.44)	(0.50)

(9) Income Taxes

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

     The statutory Bermuda tax rate for the year ended December 31, 2003 was zero (2002 — zero) and the statutory rates in the jurisdictions in which the Company operates range from 23% to 42.4% (2002 — 23% to 40.2%). The effective tax rate was zero for the year ended December 31, 2003 (2002 — zero) due to the Company incurring net taxable losses for which no tax benefit was recorded.

     For the Predecessor, the statutory Federal tax rate for the year ended December 31, 2001 was 35%. The effective tax rate was zero for the year ended December 31, 2001 due to the Company incurring net operating losses for which no benefit was recorded.

     The Company has unused net operating loss carryforwards of approximately US$183.9 million (2002 — US$154.8 million). Of this amount, US$5.3 million (2002 — US$2.1 million) represents US net operating losses expiring in 2007 through 2021. Other net operating losses are generally available in perpetuity. Certain losses arising in foreign jurisdictions are expected to continue to be available to the Company, although their use may be subject to restrictions in the US and elsewhere. The Company also has potentially significant deferred income tax assets as a result of the consolidated book value of the European Network being considerably less than its original cost and tax basis. Further, any realization would be dependent upon the disposal of the European Network assets. As a consequence of its bankruptcy proceedings in various jurisdictions there is significant uncertainty as to the quantum of the potential deferred income tax asset and accordingly no estimate has been made.

     The tax effect of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are as follows as of December 31, 2003 and 2002:

	2003	2002
Deferred Income Tax Assets
US net operating loss carryforwards	2,119	838
Foreign net operating loss carryforwards	54,531	53,099
Foreign property and equipment timing differences	7,219	—

Total gross deferred tax assets	63,869	53,937
Less valuation allowance	(63,869)	(53,937)

Net deferred income tax assets	—	—

Deferred Income Tax Liabilities
Intangible assets — United Kingdom Customer Relationships	(304)	—

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

     In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning in making these assessments. Management believes that it is more likely than not that the tax benefit from the deferred income tax assets will not be realized. Accordingly, management has recorded a full valuation allowance against the net deferred income tax asset.

(10) Commitments and Contingencies

(a) Leases and long term contracts

     At December 31, 2003, the Company was committed under non-cancelable operating leases for the rental of network locations, office space, motor vehicles and long term contracts for standby maintenance. These leases expire at various times through May 2012.

     The Company’s future minimum operating lease and long term contract payments are as follows:

	Network	Standby	Office	Motor
	Locations	Maintenance	Space	Vehicles	Total
2004	$4,430	$686	$920	$11	$6,047
2005	4,199	661	842	11	5,713
2006	3,963	636	811	10	5,420
2007	3,568	611	664	6	4,849
2008	3,109	512	558	—	4,179
Thereafter	32,887	6,080	1,928	—	40,895

Total minimum payments	52,156	9,186	5,723	38	67,103

     Total rent expense amounted to US$12.0 million for the year ended December 31, 2003, US$6.1 million for the period from June 7, 2002 to December 31, 2002, US$4.6 million from January 1, 2002 to June 7, 2002, and US$8.8 million for the year ended December 31, 2001.

(b) Litigation

     On the Filing Date, the Debtors filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code. The Plan of Reorganization was consummated on the Effective Date. Commencing as of the Effective Date, a series of share transfers were made whereby the European Subsidiaries became wholly-owned, direct or indirect, subsidiaries of the Company. Additionally, under the terms of the Plan of Reorganization, VTL, Inc. (“VTL”), a newly formed subsidiary of the Predecessor, was authorized to serve as disbursing agent (with the right to designate other disbursing agents) with respect to distributions required under the Plan of Reorganization. Accordingly, on or after the Effective Date and to the extent not otherwise disposed of pursuant to the Plan of Reorganization, the Debtors’ Property vested in VTL. Ownership of VTL was transferred to the Successor in January 2003. Except as

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

otherwise set forth in the Plan of Reorganization, all claims and liabilities of the Debtors were discharged as of the Effective Date.

     The Company had certain claims against Easynet Telecommunications Limited (“Easynet”) in which the Company alleged breach of contract under an Indefeasible Right of Use Agreement dated May 30, 2000 and certain related agreements (together, “the Agreements”). The claims were formally commenced in the High Court of Justice in England as of February 11, 2003 and proceeded to a full trial commencing on November 19, 2003. The Company has now accepted, as full and final settlement of its claims under the Agreements, payment by Easynet of GBP 6.9 million (US$13.0 million approximately) to be payable in two equal instalments as of March 1, 2004 and September 1, 2004. The second instalment amount will accrue interest at an annual rate of 4%. This settlement also served to dismiss certain related counterclaims brought by Easynet against the Company. As at December 31, 2003 and 2002 the Company had a liability for future performance obligations of $4,600 under the contract with Easynet. Under the terms of the settlement, the Company has been relieved of this obligation and accordingly will recognize the release of the liability in the statement of operations in 2004. The amounts due under the settlement are only recognised when virtually certain, which is in 2004.

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

     The Company, as part of a consortium with LDCom and Alcatel (on behalf of I-21), are claming against certain Swiss cantons in relation to the build of each consortium partner’s respective Swiss network. The claim is being led by Fibrelac who was the consortium’s build partner and there are certain protective agreements in place to allow the consortium to recover, on a pro rata (by duct) basis, the benefits of any judgment recovered by Fibrelac against the cantons. The principal basis of the claim is that, in return for allowing the build to proceed, the cantons of Bern, Basle and Aargau insisted that they be given a duct in such build, either for free or for a consideration lower than the market value, the claim being based on certain anti-trust provisions of Swiss telecommunications law. The consortium members are also seeking a declaration that they are the holders of title to the ducts rather than the owners of indefeasible rights of use agreements. Claims have been filed against all 3 cantons. Were the consortium to succeed with its claims, Viaphone AG (the Company’s Swiss subsidiary) would be entitled, on a pro rata basis (allocated pro rata by duct) to approximately CHF10,000,000 (US$8 million approximately) together with interest at 5% per annum from late 2000.

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
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

(c) Amounts due from Liquidators of bankruptcy estates

     As a result of the Plan of Reorganization, the Company has claims against the bankruptcy estates of certain subsidiaries of Viatel, Inc. As at June 7, 2002, December 31, 2002, and December 31, 2003, estimates were made as to the expected recoveries of US$5,300, US$20,900 and US$7,300 respectively based upon all available information. Actual recoveries will vary depending upon the success of the liquidators in realizing the value.

(11) Segment And Geographic Data

     The Company’s sole operational activity relates to the provision of telecommunications services enabled by the operation of its European Network. The Company’s management uses financial data internally to make operating decisions and assess performance based upon this one principal activity of the Company. Following the adoption of the New Viatel Business Plan in August 2003 the Company has begun to capture revenue data for 2 segments, wholesale and retail. It has not been possible to allocate certain costs of services and sales, nor selling, general and administration costs between the segments. The Company’s accounting systems did not distinguish between these two segments prior to August 2003 and accordingly only broad based allocations have been possible for the earlier part of 2003. It is not practicable to restate any earlier periods, during which the Company had only one reportable segment. In the future the Company will report the performance of each of the retail and wholesale segments and the geographical split thereof.

     For 2003 the revenue for the retail segment was US$14.3 million and for the wholesale segment was US$4.6 million.

     For the year ended December 31, 2003, no individual customer accounted for greater than 10% of revenues. Revenues for the period from June 7, 2002 to December 31, 2002 from three principal customers of the Company’s European Network represent approximately 40%, 28% and 16% each of consolidated revenues. For the period from January 1, 2002 to June 7, 2002, and the years ended December 31, 2001 and December 31, 2000, no individual customer accounted for greater than 10% of revenues.

     The revenue generated by geographic location of customers is as follows:

	Successor	Successor	Predecessor	Predecessor
	Year ended	From June 7, 2002	From January 1,	Year ended
	December 31,	to December 31,	2002 to June 7,	December 31,
	2003	2002	2002	2001
Western Europe	17,436	2,028	2,301	251,463
North America	1,476	2,136	366	5,166

Consolidated	18,912	4,164	2,667	256,629

     In the year ended December 31, 2003 revenue from customers located in the United Kingdom represented 42 % of total revenue, and revenue from customers located in Switzerland represented 48% of total revenue. No other country represented greater than 10% of total revenue.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

The information below summarizes long-lived assets by geographic area as of December 31:

	Successor		Predecessor
	2003	2002	2001
France	14,904	14,009	15,095
United Kingdom	5,859	7,420	343
Belgium	5,514	5,213	5,376
Germany	5,888	5,022	5,179
Switzerland	4,478	3,205	1,586
The Netherlands	3,051	2,844	2,933
United States of America	205	234	262

Consolidated	39,899	37,947	30,774

(12)Valuation and Qualifying Accounts

Reserves and allowances deducted from asset accounts:

	Successor		Predecessor
	Year ended	From June 7, 2002	From January 1,	Year ended
	December 31,	to December 31,	2002 to June 7,	December 31,
	2003	2002	2002	2001
Allowances for doubtful debts
Balance at beginning of period	(790)	—	—	(89,831)
Additions charged to costs and expenses	(1,034)	(790)	—	—
Utilizations	176	—	—	89,831

Balance at end of period	(1,648)	(790)	—	—

(13) Related Party Transactions

     During the year, the Company purchased 100,000 shares of Common Stock from the former Chairman and Chief Executive Officer, Michael Mahoney. Consideration for the purchase of these shares was the transfer to Michael Mahoney of all of the issued stock of a subsidiary of the Company, One World Telecommunications Corp. (“One World”), which had a book value of $97,000, approximating its fair value on the date of the transaction. The stock is to be cancelled during 2004. No gain or loss was recognized on this transaction.