Form 20-F
period 2004-12-31
VIATEL HOLDING BERMUDA LTD
filed 2005-06-30
CIK 1175597

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

_______________________

FORM 20-F

_______________________

          (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 2004___

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ______to ______

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

None

As of December 31, 2004, 10,630,000 shares of the registrant’s common stock were outstanding.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

     Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☑ Item 18

     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☑ No

Presentation of Financial Information

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

Comparability of Financial Information

     As a result of the implementation of the Plan of Reorganization, the associated fundamental differences in the scope and scale of business operations between the Predecessor Company and the Successor Company, the adoption of fresh start reporting and the substantial debt reduction resulting from implementation of the Plan of Reorganization, historical results of operations and balance sheet data for the Predecessor Company are not comparable to those of the Successor Company. See “Item 3. Key Information – Selected financial data”, “Item 5. — Operating and Financial Review and Prospects – General — Fresh Start Reporting” and footnote (3) to our consolidated financial statements included elsewhere in this Form 20-F.

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

     The most important factors affecting whether we will be able to achieve our stated goals include, but are not limited to:

•	our ability to obtain financing on acceptable terms and sufficiently to fund our working capital requirements and business plan;

•	our vulnerability to adverse general economic and industry conditions;

•	the adverse effect of a highly competitive market for our products and services; and

•	our ability to retain the services of key management personnel.

     For additional information about factors that could affect future financial and operating results, see Viatel’s other filings with the U.S. SEC, including the factors set forth from time to time in reports on Form 20-F, Form 8-K and Form 6-K.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

Selected financial data

     The following tables present our selected historical consolidated financial data (including selected historical financial data for the Predecessor for the period prior to the Effective Date). You should read the following financial data in conjunction with “Item 5. Operating and Financial Review and Prospects”, our consolidated financial statements, including the related footnotes, and the other financial and operating data included elsewhere in this Form 20-F. The selected historical consolidated financial data included in the following tables are derived from the audited consolidated financial statements of the Successor Company and the Predecessor Company for the relevant periods. The audited financial statements at December 31, 2004 and 2003 and for the years ended December 31, 2004 and 2003 and for the periods from January 1, 2002 to June 7, 2002 and from June 7, 2002 to December 31, 2002 were audited by Deloitte & Touche LLP, Independent Registered Public Accounting Firm, as indicated in their report included in this Form 20-F. The consolidated statement of operations data, other consolidated financial data and consolidated balance sheet data as of and for the years ended December 31, 2000 and 2001 are derived from the consolidated financial statements of the Predecessor, which have been audited by KPMG LLP.

     The selected financial data should be read in conjunction with the consolidated financial statements for the year ended December 31, 2004, the related notes, and the Report of Independent Registered Public Accounting Firm, which contains an explanatory paragraph stating that the Company’s recurring net losses and its difficulty in generating sufficient cash flow to meet its obligations and sustain its operations raise substantial doubt about the Company’s ability to continue as a going concern, included in this Form 20-F. The consolidated financial statements and the selected financial data do not include any adjustments that might result from the outcome of that uncertainty.

     The Successor succeeded to certain business operations and assets of the Predecessor Company as a consequence of the Plan of Reorganization. See “Item 4. Information on the Company — Chapter 11 Reorganization” and “- Emergence from Chapter 11”.

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

     The consolidated financial statements in this Form 20-F are reported in United States Dollars (thousands of).

	Successor	Successor	Successor	Predecessor	Predecessor	Predecessor
		Year	From June	From
	Year Ended	Ended	7, 2002 to	January 1,	Year Ended	Year Ended
	December	December	December	2002 to June	December	December
	31, 2004	31, 2003	31, 2002	7, 2002	31, 2001	31, 2000

Revenue:
Communication services revenues	26,962	17,205	2,793	1,216	240,092	646,470
Operations and maintenance fee revenue	1,828	1,707	1,371	1,451	4,239	4,455
Capacity sales	—	—	—	—	12,298	102,983

Total revenue	28,790	18,912	4,164	2,667	256,629	753,908

Operating expenses:
Cost of services and sales	(16,538)	(10,015)	(1,506)	(1,518)	(170,463)	(552,110)
Selling, general and administrative (including non-cash stock compensation (income) / expense of $(48), $(27), $75 (Successor), $4,567 (Predecessor), 2001 - $(5,819)	(67,797)	(51,225)	(30,840)	(26,502)	(115,245)	(358,729))
Gain on amounts due from bankruptcy estates	3,105	358	25,003	—	—	—
Restructuring and impairment	—	—	—	(908)	(1,278,640))	(899,999)
Depreciation and amortization	(9,140)	(7,181)	(2,458)	(1,736)	(119,920)	(303,168)

Total operating expenses (net)	(90,370)	(68,063)	(9,801)	(30,664)	(1,684,268)	(2,114,006)

Other operating income	17,780

Operating loss before reorganization items	(43,800)	(49,151)	(5,637)	(27,997)	(1,427,639)	(1,360,098)

Reorganization items	—	—	—	2,662,669	—	—

Operating (loss) / income	(43,800)	(49,151)	(5,637)	2,634,672	(1,427,639)	(1,360,098)

Other income / (expense):
Interest and other income	775	1,557	986	1,007	8,019	31,981
Interest expense	(4,395)	—	(11)	(63)	(83,965)	(212,630)

Net (loss) / income before taxation	(47,420)	(47,594)	(4,662)	2,635,616	(1,503,585)	(1,540,747)
Taxation	241	217	—	—	—	—

Net (loss) / income	(47,179)	(47,377)	(4,662)	2,635,616	(1,503,585)	(1,540,747)

Dividends on convertible preferred securities	—	—	—	—	(14,293)	(32,954)

Net (loss) / income attributable to common stockholders	(47,179)	(47,377)	(4,662)	2,635,616	(1,517,878)	(1,573,701)

Net (loss) / income per common share attributable to common shareholders, basic and diluted	(4.42)	(4.43)	(0.44)	51.72	(29.72)	(31.53)

Weighted average common shares outstanding, basic and diluted	10,680	10,705	10,560	50,963	51,072	49,905

	Successor	Successor	Successor	Predecessor	Predecessor	Predecessor
		Year	From June	From
	Year Ended	Ended	7, 2002 to	January 1,	Year Ended	Year Ended
	December	December	December	2002 to June	December	December
	31, 2004	31, 2003	31, 2002	7, 2002	31, 2001	31, 2000

Other Consolidated Financial Data:
Net cash used in operating activities	(48,824)	(25,116)	(13,765)	(7,856)	(219,854)	(271,698)

Net cash provided by (used in) provided by investing activities	(3,847)	(2,952)	(1,667)	(6,670)	65,408	(565,332)

Net cash (used in) / financing activities	44,158	2	—	—	(73,300)	762,765

	Successor Company at December 31,		Predecessor Company at December 31,
	2004	2003	2002	2001	2000

Consolidated Balance Sheet Data:
Cash and cash equivalents	$22,820	$30,378	$53,408	$65,933	$305,293
Restricted cash equivalents and restricted marketable securities, current and non-current	486	—	—	—	61,936
Cash securing letters of credit for network construction	—	—	—	—	29,728
Other current assets	18,008	21,179	22,766	43,541	239,890
Property and equipment, net	37,986	39,899	37,947	30,774	1,385,917
Intangible assets, net	2,198	3,330	—	61,865	120,692
Other assets	7,630	96	6,930	776	11,931

Total assets	99,680	94,882	121,051	202,889	2,155,387

Total current liabilities	27,671	33,115	12,691	2,411,059	2,611,633
Total long-term liabilities	36,617	304	10,676	—	91,860
Series B mandatorily redeemable (in 2015) cumulative convertible preferred stock	—	—	—	338,259	328,616
Predecessor-obligated mandatorily redeemable (in 2015) convertible preferred securities of subsidiary grantor trust whose sole assets are junior subordinated debentures of Predecessor	—	—	—	—	180,000
Stockholders’ equity (deficiency)	35,392	61,463	97,684	(2,546,429)	(1,056,722)

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

We cannot assure you that we will be able to fund our operations without further debt financing, which may not be available on attractive terms or at all.

     On April 21, 2004 the Company completed financing with a group of eight investors (the “Investors”) under which the Company received an amount of US$52.25 million by way of the sale and issuance of 8% convertible senior secured notes due 2014 (the “April 2004 Financing”). The completion of the April 2004 Financing and related materials were filed as exhibits to the Form 6-K of the Company dated April 28, 2004 (the “April 28 6-K”). Such exhibits to the April 28 6-K are hereby incorporated by reference in this Form 20-F.

     As of May 31, 2005, we had approximately US$8.7 million of unrestricted cash available to fund future operations. On June 23, 2005 we executed binding documentation providing for further debt financing in the amount of US$16 million from two of the Investors, Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and Värde Partners, Inc. (“Värde”); this financing is to be placed by way of the purchase by Morgan Stanley and Värde of, respectively, US$12,937,799 million and US$3,062,201 million 12% increasing rate senior secured notes due June 2007 (the “June 2005 Financing”) and is conditional upon the filing of this Form 20-F in a form satisfactory to Morgan Stanley and Värde and other conditions customary for transactions of this nature, in particular, the delivery of local legal opinions. In the event that such conditions are not satisfied and as a result the June 2005 Financing is not consummated, this would have a material adverse effect on our business, financial condition and results of operations. The investment agreement related to the June 2005 Financing is filed as an exhibit to this Form 20-F.

     No assurance can be given that the June 2005 Financing, together with existing cash reserves, will provide us with sufficient liquidity to continue to fund our operations until such time as they are cash flow positive. The Company expects to seek refinancing of the June 2005 Financing and to seek additional financing in the fall of 2005 (the “Further Financing”). Morgan Stanley and Värde have advised the Company that they will consider providing such refinancing and/or additional financing. It is currently contemplated that any such Further Financing would involve an investment of an additional US$16 million, with such additional amount to be reduced by the proceeds of any asset sales by the Company entered into prior to the Further Financing, and to be further reduced to the extent that the Company’s then performance against budget does not demonstrate a need for such additional financing. No assurance can be given that the intended Further Financing will be consummated or that alternative sources of financing would be available on attractive terms, or at all. Neither Morgan Stanley nor Värde is under any obligation to participate in the Further Financing or any other financing, other than the June 2005 Financing to the extent contemplated by the terms and conditions thereof.

     If the obtaining of Further Financing and/or any additional or alternate financing were not possible, we might have to sell our assets under circumstances that might not yield the highest prices, or default on debt obligations which would permit the holders of our senior secured notes to accelerate their maturity dates and/or enforce their security over the Company. Refinancing on unattractive terms could lead to higher interest rates and a greater use of cash flows and reserves to service the refinancing debt. Ultimately, our inability to raise suitable further debt financing, if required, would likely make the

Company insolvent. For further details of the April 2004 Financing, the June 2005 Financing and the contemplated Further Financing – see “Item 4. Information on the Company – Description of Certain Indebtedness”.

Our substantial level of debt may adversely affect our operations and financial conditions.

     As at December 31, 2004, our total indebtedness under the April 2004 Financing was US$52.2 million of principal plus US$1 million of additional notes issued in satisfaction of accrued interest. Such indebtedness does not appear entirely within liabilities reflected on the Company’s balance sheet due to the requirement to account for the convertible elements of the senior secured notes through reserves. In addition, the Company’s indebtedness will increase through the issue of the US$16 million senior secured notes in connection with the June 2005 Financing.

     Our level of indebtedness could affect us in materially adverse ways, such as:

•	limiting our ability to obtain additional financing for our capital expenditures, acquisitions, working capital or other general requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business, the competitive environment and the telecommunications industry;

•	placing us at a competitive disadvantage to competitors with less debt;

•	making us more vulnerable to economic downturns, which could weaken our ability to compete effectively and could reduce our flexibility in responding to changing economic conditions; and

•	limiting our ability to take advantage of new business opportunities.

Our debt covenants limit our financing and other activities.

     Our senior secured notes contain, and the terms of future indebtedness may also contain, restrictive covenants that significantly limit or prohibit our ability to, among other things:

•	incur indebtedness;

•	make prepayments of certain indebtedness;

•	pay dividends;

•	make investments;

•	engage in transactions with stockholders and affiliates;

•	issue capital stock;

•	create liens;

•	sell assets;

•	engage in mergers and consolidations;

•	change the Chief Executive Officer; and

•	increase the size of the Board.

     If we fail to comply with the restrictive covenants in these notes our obligations to repay such notes may be accelerated, in which event we would likely become insolvent. In addition, these covenants and related provisions of the Company’s bye-laws (the “Bye-Laws”) may make it impossible for us to obtain any further financing without the approval of a majority in interest of the Investors.

The Investors are holders of the Special Share which provides the Investors with approval rights over material actions by the Company.

     With respect to the taking of any material actions that will require the approval of the Investors, to the extent that any such actions may, under Bermuda law, require the approval of the Company’s shareholders in general meeting, (one common share of the Company designated a special share, the “Special Share”) has been granted weighted voting rights (nine votes for every one vote cast by other Shareholders) to ensure it can carry any relevant vote; to the extent that a vote of the shareholders is required by Bermuda law, such actions are able to be taken with the consent alone of the holder of the Special Share. See “ Item 10. Additional Information. ” Since the Investors are the holders of the Special Share, such approval rights may make it impossible for us to obtain any further financing without the approval of a majority in interest of the Investors.

We have a history of operating losses and expect these losses to continue.

     We have incurred operating losses and negative cash flows from operations since the Effective Date. The Predecessor also incurred significant losses prior to its filing for bankruptcy protection under Chapter 11 (“Chapter 11”) of the U.S. Bankruptcy Code (the “Bankruptcy Code”). We expect to continue to incur significant operating losses and negative cash flows while we implement our business plan (the “New Viatel Business Plan”) – see “Item 4. Information on the Company – New Viatel Business Plan”. No assurance can be given that our operations will ever become profitable or that we will ever have positive cash flows. If we cannot raise alternative capital, grow revenues, sustain profitability and begin to generate positive cash flows, we will probably not be able to meet our ongoing operating costs. If this happens, then we would likely become insolvent.

Our future operating results may be subject to significant fluctuation.

     Our future operating results may be subject to substantial fluctuations as a result of any of a number of factors, including:

•	our ability to raise additional financing;

•	general economic conditions;

•	the conditions of the European telecommunications industry in general;

•	further price decreases in the European telecommunications industry;

•	continuing overcapacity leading to a reduction in demand for, in particular, our wholesale products and services;

•	our ability to introduce new products and services;

•	our ability to attract and retain customers;

•	our ability to operate and develop in new markets, in particular that for consumer broadband and Voice over IP (“VoIP”);

•	changes in the mix of services sold or channels through which services are sold;

•	capital expenditure requirements and costs relating to our network;

•	the outcome of legal proceedings; and

•	the effects of government regulation and regulatory changes.

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

     The majority of our operating revenues are denominated in Pounds Sterling and Swiss Francs, while the majority of our operating expenses are denominated in Pounds Sterling and Euros. Any appreciation in the Euro relative to the Pound Sterling or Swiss Franc could have a material adverse effect on our business margins and our ability to meet ongoing operational expenses. Our debt financing may also expose us to exchange rate fluctuations because payment of principal and interest will be made and/or calculated in U.S. Dollars while part of our future cash flows used to service these payments will be denominated in other currencies. In the past, we have sought to manage currency exchange rate exposure through the use of hedging transactions and natural hedging strategies through our treasury planning function, and it is anticipated that we will continue to do so. We cannot, however, provide any assurance that exchange rate fluctuations will not have a material adverse effect on our ability to meet ongoing operational expenses and/or to service our debt payments and obligations.

We are subject to risks associated with operating in multiple countries.

     We operate in several jurisdictions across Western Europe, each of which is subject to special risks, including foreign currency fluctuations, government regulation, taxation and labor strikes.

     These, and other risks outside our control, may limit or disrupt our operations in some or all of these jurisdictions, which could result in our loss of contract rights, increased taxation or our inability to continue operations in such jurisdiction(s).

We cannot assure you that we will be able to enter into sales contracts sufficient to meet our working capital requirements.

     Our ability to achieve our future business objectives will depend, in significant part, upon our ability to enter into new contracts. In the last four years, the market for telecommunications services and capacity has experienced a significant slow-down and significant price declines. If these market conditions continue or worsen, we may not be able to meet our sales projections for 2005 or beyond. Furthermore, even if our sales projections are realized, additional declines in market demand for our products and services may result in further price decreases which would limit our operating profitability and ability to generate sufficient cash flow to meet our working capital needs. Our failure to sell services or capacity on our network in sufficient quantities and at sufficient prices could have a material adverse effect on our business, financial condition and results of operations.

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

We may not have the ability to support and develop new services and product lines.

     Over the last year we have developed new services and product lines not previously offered by us, in particular with respect to the provision of MPLS enabled Virtual Private Networks (“MPLS VPN”), Ethernet, VoIP and the provision of a broadband service to the consumer market through sporting organizations which effectively act as virtual Internet service providers (“VISP”). (See “Item 4. Information on the Company – New Viatel Business Plan”). The development and success of these and/or other new services and product lines is critical to our ability ultimately to generate sufficient net positive cash flow to finance our operations for the foreseeable future, absent a significant improvement in market conditions surrounding the sale of our pre-existing products and services. Our ability successfully to develop and market such new services and products will depend upon, among other things, our ability to:

•	generate customer acceptance of such new services and product offerings;

•	integrate necessary equipment and software into our network;

•	enhance our billing, back-office and information systems required to accommodate these new services and products; and

•	identify and sell other services and products for which we believe there is a significant potential demand.

     Our failure to develop, market and sell successfully these new services and products to existing and new customers, in particular with respect to both the provision of our VISP service where we have committed certain minimum revenue guarantees, and the provision of VoIP which is a new technology in the market and therefore potentially subject to consumer inertia in favour of more traditional voice telephony services, could have a material adverse effect on our business, financial condition and results of operations.

System disruptions or failures could have a material adverse effect on our business.

     Our network and other operational systems are subject to several risks that are outside our control, such as the risk of damage to software and hardware resulting from:

•	fire and flood;

•	power loss;

•	natural disasters; and

•	general transmission failures caused by a number of additional factors.

     Any failure of our network or other operational systems or hardware that results in significant interruptions to our operations could have a material adverse effect on our business, financial condition and results of operations.

Failure of key suppliers could affect our ability to operate our business.

     We are reliant on a consistent and effective supply chain to meet our business plan commitments and to continue to maintain our network. The economic scenario that both telecommunications service providers and equipment suppliers presently face has led to a heightened risk of:

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

     Our network and other operational systems rely heavily on the operation and efficiency of our computer systems. Although our systems are protected by firewalls, there is a risk that our business could be disrupted by hackers or viruses gaining access to our systems. Our exposure to liabilities from our customers, particularly with respect to our provision of Internet service, where case law is developing quickly, is generally risk-managed through contract conditions. No assurance can be made that these contract conditions will be enforced or found to be enforceable or that such contract conditions, if capable of enforcement, would be sufficient to protect the Company from any liabilities arising in such circumstances; any such liabilities could have a material adverse effect on our business, financial condition and results of operations.

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

     The European telecommunications industry is highly competitive and significantly affected by regulatory changes, marketing and pricing decisions of the larger industry participants and the introduction of new services and transmission methods made possible by technological advances. Our future success depends on our ability to compete with a variety of communications providers including: (1) incumbent public telephone operators (“PTOs”) such as British Telecom and SwissCom; (2) alternative operators such as Global Crossing, Cable & Wireless, Energis, MCI, COLT Telecom Group and Level 3; (3) Internet service providers (“ISPs”) such as Easynet, PipeX, Bulldog, Tiscali and Yahoo; and (4) providers of VoIP such as Telappliant, Voipfone, Inclarity, alwaysON, Vonage and Gradwell.

     Most of our competitors have greater financial, marketing and other resources than we do and may be able to deploy more extensive networks and withstand pricing and other market pressures better than we can. PTOs generally have additional competitive advantages, including controlling access to local networks, economies of scale and relationships with national regulatory authorities (“NRAs”). In addition, certain competitors may be willing to reduce prices and accept lower profit margins to compete with us. As a result, we may be unable to gain sufficient market share to support our working capital needs, which would have a material adverse effect on our business, financial condition and results of operations.

Government regulation could adversely affect our ability to provide services in markets in which we operate.

     The telecommunications industry is still regulated in all the countries where we provide services. Our ability to continue to carry on our business and operate our networks depends on complying with the appropriate regulatory regime in each country, and in particular our ongoing ability to obtain, maintain or renew all necessary permits, licenses and authorizations and/or to make relevant notifications.

     To the extent that we are unable to comply with the applicable regulatory regimes, obtain and maintain all such permits, licenses and authorizations or to make relevant notifications, this may have a material impact on our ability to continue to operate in certain of the countries in which our infrastructure is located and/or where we currently provide services, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

     We may be subject to burdensome regulatory requirements placed on us by regulatory authorities and/or governments, such as the obligations to contribute to universal service funds, and other regulatory fees and taxes associated with the use of our network or with rights of way (“ROW”). In particular, it is possible that government regulations in France may adversely impact on our interests in current litigation where we are disputing the amount of rights of way fees to be paid to certain public and other bodies. In the event that we were to lose all, or any of, such proceedings, it is likely that we would be required to continue to pay fees which could make our future operation of all, or any part of, our French network uneconomical.

     To the extent that we rely on the utilization of the networks and services of operators who retain market power, we are reliant on appropriate and fair regulation, and adequate enforcement thereof, to ensure the availability of such services on fair and reasonable terms.

     In March 2002, the European Parliament and Council adopted the main elements of a new regulatory framework for converging electronic communications technologies designed to increase harmonisation across European Union Member States (“EU Member States”) and to improve competitiveness. The directives concerned (the “EU Directives”) were required to be transposed into national law not later than July 24, 2003. Some EU Member States have yet fully to adopt and implement this new regulatory framework. The EU Directives, to be effective, need to be implemented in each country at a local legislative level. This is significantly changing the regulatory regime in all EU Member States. Moreover, in line with the principle of subsidiarity, there is a degree of inconsistency in the way in which individual EU Member States are transposing the EU Directives and the way in which the individual NRAs are interpreting and applying the regulations. This regulatory framework is due to be reviewed in 2006.

     Switzerland is not required to follow the EU Directives, but has implemented a broadly similar legal and regulatory framework for telecommunications.

     Our business may suffer as a result of regulatory uncertainties and possible delays, inconsistencies and adverse changes relating to the implementation of the new regulatory package.

Changes in the regulation of Voice over IP could adversely affect our ability to meet some obligations.

     One specific area of regulation which is still developing in a number of European jurisdictions is the regulation of VoIP services. Under the European regulatory framework, ordinary voice services provided to end users are required to comply with a number of obligations, including the obligation to maintain secure access to emergency calls and, in some cases, to provide interception capabilities. This presents complex problems for VoIP services due to their nomadic nature, difficulties in providing caller line identification and the fact that calls are generally provided over a non-powered connection. A number of NRAs, including the UK regulator, are therefore considering their approach to these issues. To the extent that our VoIP services are provided to the public, we may be required in the future to comply with relevant end user obligations. This may materially affect our ability to continue to provide certain customer services or may require the modification of our network and/or services in order for us to be able to comply.

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

     We have been advised by our Bermuda counsel, Appleby Spurling Hunter, that there is currently no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on United States federal or state securities laws, would not automatically be enforceable in Bermuda. A final and conclusive judgment obtained in a court of competent jurisdiction in the United States under which a sum of money is payable as compensatory damages may be the subject of an action in the Bermuda court under the common law doctrine of obligation, by action on the debt evidenced by the United States’ court judgment without examination of the merits of the underlying claim. In order to maintain an action in debt evidenced by the United States’ court judgment, the judgment creditor must establish that: (i) the court that gave the judgment over the defendant was competent to hear the claim in accordance with private international law principles as applied in the court of Bermuda; and (ii) the judgment is not contrary to public policy in Bermuda, has not been obtained by fraud or in proceedings contrary to the rules of natural justice in Bermuda and is not based on an error in Bermuda law.

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

     Set forth in “Item 10. Additional Information” in this Form 20-F is a summary of certain additional significant provisions of the Bermuda Act applicable to us, which differ in certain respects from provisions of the Delaware General Corporation Law; being a summary, the information provided does not purport to deal with all aspects of Bermuda law that may be relevant to the Company and our shareholders.

We cannot assure you that an active trading market will develop or continue for our common shares.

     Our common stock, US$0.01 par value per share, referred to throughout this Form 20-F as our “common shares” or our “ordinary shares”, is currently traded on the over-the-counter market under the symbol “VTLAF.PK”. We can make no assurances regarding the continued existence of an active market for our common shares, price volatility with respect to our common shares, the liquidity of the market for our common shares or the price at which any sales may occur.

The conversion, or even the prospect of conversion, of our convertible debt securities could have a depressive effect on the trading activity of our common shares.

     If all, or a large portion, of our convertible notes are converted in accordance with their terms, the number of our common shares will increase substantially, significantly diluting the proportionate ownership interests and voting power of the existing holders of common shares who do not own any convertible notes. Adjustments to the conversion price of any issued notes, or payments of interest on any such notes in the form of additional notes, would further dilute the proportionate ownership interests and voting power of the existing holders of common shares who do not own any convertible notes.

     Holders of the Company’s convertible notes will become significant holders of the Company’s common shares upon conversion of all, or a large portion of, such notes and as such will, in principle, have significant voting power with respect to their common shares.

     In this regard it should be noted that under the terms of the June 2005 Financing, and more specifically under the terms of a letter agreement entered into by the Investors as a condition to the June 2005 Financing dated June 23, 2005 (the “Letter Agreement”), if so requested by the holders of a majority of the Existing Notes, the Investors will convert their notes issued in connection with the April 2004 Financing into common shares of the Company, par value US$0.01 per share, at the then applicable conversion price as determined by reference to the April 2004 Financing documentation. Any such conversion will take place on a date to be selected by the holders of a majority of the Existing Notes. The Letter Agreement is filed as an exhibit to this Form 20-F within the June 2005 Financing exhibits.

     For the reasons set out above, the actual or potential conversion of our convertible notes could have a depressive effect on the market price of, and reduce trading activity in, our common shares. Such downward pressure could in turn encourage short sales, or similar trading, with respect to the common shares which could in itself place further downward pressure on the market price of our common shares.

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

     The Predecessor ceased preparing and furnishing reports to the U.S. SEC under the Exchange Act prior to its Chapter 11 filing in 2001, although under the Exchange Act and related rules and regulations it was obligated to do so. The Company filed its first Form 20-F on March 22, 2004 with respect to the fiscal year ended December 31, 2002 (the “2002 Form 20-F”). Such filing did not satisfy the non-compliance for the prior period. Under the Exchange Act and related rules and regulations as interpreted by the staff of the U.S. SEC, the Company may be deemed to be subject to the Exchange Act to the same extent as the Predecessor, and has accordingly taken action to comply with such requirements. Notwithstanding, liability for past non-compliance may still arise. Enforcement or civil actions against the Company or certain of its officers and directors relating to this past non-compliance could have a material adverse effect on our business, financial condition and results of operations.

Some members of our Board of Directors may have conflicts of interest with us, and some of these conflicts may be resolved in a manner adverse to us.

     Two of the members of our Board of Directors (the “Board”) are affiliated with Morgan Stanley, one of our major shareholders and also the lead Investor in both the April 2004 Financing and the June 2005 Financing. See “Item 4. Information on the Company – Description of Certain Indebtedness”, “Item 6. Directors, Senior Management and Employees” and “Item 7 – Major Shareholders and Related Party Transactions”. Although we believe that these directors have fulfilled, and will continue to be able to fulfil, their fiduciary duties to the Company in their capacities as directors, and note that they recused themselves from the Company’s decision-making process with respect to our negotiation and approval of both the April 2004 Financing and the June 2005 Financing, there could be additional future conflicts of interest when they are faced with decisions that could have different implications for our Company and for Morgan Stanley as the major shareholder and/or majority Investor.

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

     We are a multinational corporate group (see “Item 4. Information on the Company – Organizational Structure”) and operate a pan-European telecommunications network comprised of advanced fiber-optic cable extending over approximately 6,800 kilometres and connecting to 19 principal cities in 6 countries in Western Europe (the “European Network”). We offer data communication services to a range of customers that includes the consumer market, small and medium enterprises (“SMEs”), major corporations, carriers, resellers and systems integrators services, and we operate in a single segment: telecommunications.

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

     Our initial business plan included in the Plan of Reorganization focused on the provision of services on a wholesale basis to established carriers, PTOs and ISPs over the European Network – the “carrier’s carrier” model. Although beginning in September 2002, certain efforts were made (both through organic growth and corporate acquisition) to target the retail market, this was effectively the business model which was applied from the Effective Date until May 2003.

     Since May 2003, with the appointment of Lucy Woods as our new Chief Executive Officer, a series of changes, both structural and commercial, have been implemented which have fundamentally changed the scope and emphasis of the Viatel organization and business. Principal among the changes was the introduction and adoption of the New Viatel Business Plan and the making of a number of senior appointments, creating a new senior management team.

     The New Viatel Business Plan was the product of a detailed commercial and strategic review undertaken by a team headed up by Lucy Woods shortly after her appointment. Its goal was to establish Viatel as a leading pan-European provider of Managed Internet Protocol (“IP”) services, with focus on the sale and provision of IP connectivity and IP value-added services, with particular emphasis on the SME market. The New Viatel Business Plan was adopted by the Board in August 2003. See “Item 4. Information on the Company – New Viatel Business Plan” for a more detailed description.

     Implementation of the New Viatel Business Plan was and remains dependent upon, among other things, successful financing to fund the Company whilst it experiences negative cash flow. Since the inception of the New Viatel Business Plan, the Company’s new management has undertaken significant work in seeking and obtaining appropriate funding in this respect. This activity initially included the proposal of various amendments to the Bye-Laws intended to remove provisions which would have inhibited the possibility of securing any additional third party financing. These amendments were adopted by shareholders’ resolution at the second annual general meeting of the Company on December 29, 2003.

     Subsequent to the amendment of the Bye-Laws, and following discussions with a wide range of financial institutions (which discussions commenced in July 2003) both in the United Kingdom and the United States, the Company completed the April 2004 Financing under which the Company received an amount of US$52.25 million by way of the sale and issuance of 8% convertible senior secured notes (the “Existing Notes”). Additional funding, in an amount of US$16 million is to be provided by way of the further sale and issuance of 12% increasing rate senior secured notes due 2007 (the “New Notes”) upon completion of the June 2005 Financing; these New Notes initially carry a 12% interest rate rising at 0.5% per annum on each interest payment date, beginning on January 15, 2006. (See Item 4. Information on the Company – Description of Certain Indebtedness – June 2005 Financing and the Proposed Further Financing).

     The Company expects to seek refinancing of the June 2005 Financing and to seek additional financing in the fall of 2005. It is currently contemplated that such Further Financing would involve an investment of an additional US$16 million (such additional amount to be reduced by the proceeds of any asset sales by the Company or any of the group since the June 2005 Financing and to be further reduced to the extent that the Company’s then performance against budget does not demonstrate a need for such additional financing). It is currently contemplated that any such Further Financing would involve rolling the New Notes issued in connection with the June 2005 Financing into a new issue of convertible notes subject to, among other things, prior conversion of the Existing Notes. It is anticipated that such notes issued in connection with such Further Financing would be subject to materially the same terms and conditions as are applicable to the Existing Notes. However, assuming the completion of the Further Financing, no assurance can be made that the Company will then have sufficient funds to become cash flow positive from its ongoing operations. No assurance can be given that the intended Further Financing will be consummated or that alternative sources of financing would be available on attractive terms, or at all.

     The following sets out the history of the Predecessor, a description of the Chapter 11 reorganization and its impact upon, in particular, the size and scope of the Predecessor’s business and a more detailed description of our business and its evolution following the Effective Date (including a description of the New Viatel Business Plan). A detailed description is also provided as to the scope of, and certain of the conditions attaching to, both the April 2004 Financing and the June 2005 Financing; additionally, further detail is provided as to the likely scope of any Further Financing, should it be concluded.

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

     The Plan of Reorganization was filed as an exhibit to the Form 8-K of the Company dated January 22, 2002 (the “January 22 8-K”). The January 22 8-K and exhibits are hereby incorporated by reference in this Form 20-F.

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

     Additionally, under the terms of the Plan of Reorganization, VTL, Inc. (“VTL”), a newly-formed subsidiary of the Predecessor, was authorized to serve as disbursing agent (with the right to designate other disbursing agents) with respect to distributions required under the Plan of Reorganization. Accordingly, on or after the Effective Date, and to the extent not otherwise disposed of pursuant to the Plan of Reorganization, the Debtors’ Property vested in VTL.

     Under the Plan of Reorganization, ownership of the Debtors’ Property not otherwise disposed of pursuant to the Plan of Reorganization was intended ultimately to pass to, or remain with, the Company or its direct or indirect subsidiaries. Ownership of VTL was transferred to the Company in January 2003.

     Under the Plan of Reorganization, various claims against the Debtors were divided into classes. Holders of certain unclassified claims, including administrative claims and priority tax claims, received payment in cash either on the distribution date, as such claims were liquidated, or in installments over time, as permitted by the Bankruptcy Code, or as agreed with the holders of such claims. All other claims and interests were classified into six classes and received the distributions and recoveries (if any) described in the table below. Under the Plan of Reorganization, equity interests (Class 6) in the Predecessor, including common stock, preferred stock, warrants and options of the Predecessor, were cancelled and the holders of such interests received no distributions.

     Under the Plan of Reorganization, the Company transferred 10,560,000 common shares of the Company, (representing 88% of the common shares of the Company issued in connection with the Plan of Reorganization), to VTL, in its capacity as Disbursing Agent, for distribution to holders of allowed general unsecured claims (Class 4). Additionally, under the Plan of Reorganization, 1,440,000 common shares of the Company were reserved for issuance upon exercise of incentive share options issued or issuable under the Company’s 2002 Equity Incentive Plan (the “Equity Incentive Plan”); see “Item 6. Directors, Senior Management and Employees – Equity Incentive Plan.”

Class description	Treatment under the Plan of Reorganization
Class 1 – Other Priority Claims	Unimpaired

Class 2 – Convenience Claims (Unsecured Claims of Face Amount US$500 or less, excluding any Intercompany Claims)	Unimpaired

Class description	Treatment under the Plan of Reorganization
Class 3.01 – NTFC Secured Claim	Unimpaired

Class 3.02 – Other Secured Claims	Unimpaired

Class 4 – General Unsecured Claims	Pro rata share of 88% of 12,000,000 new common shares of the Company of US$0.01 each, issued in connection with the Plan of Reorganization

Class 5 – Intercompany Claims	Extinguished

Class 6 – Interests	Cancelled

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

     The Company’s business plan as set forth in the Plan of Reorganization focused on the exploitation of the European Network, and two primary areas of business supporting customers’ international voice and data communications requirements, namely: (1) clear channel broadband, offering managed bandwidth and optical wave or “wavelength” services; and (2) IP transit, transport and Virtual Private Networks (“VPNs”).

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

     In furtherance of our entry into the retail sector, in March 2003, we acquired two recognized ISPs, Cybernet (Schweiz) AG (“Cybernet”) in Switzerland, and Netcom Internet Limited (“Netcom”) in the United Kingdom. The business and assets of Cybernet were purchased for a total consideration of EUR 2.7 million (approximately US$2.96 million). At acquisition, Cybernet had in excess of 6,500 SME customers. On March 7, 2003, we acquired 100% of the share capital of Netcom for an initial consideration of GBP 450,000 (approximately US$890,000), with further contingent consideration payable in the event that certain positive business performance goals were met. The further consideration of GBP 200,000 (approximately US$370,000) was agreed with the former parent, Net Access Limited (“Net Access”) and an instalment plan for the payment of this sum over a period of 10 months was also agreed.

     At acquisition, Netcom had several hundred SME customers to whom it provided primarily leased-line connectivity to the Internet. As part of the Netcom transaction, Netcom’s dial customer base (customers who connect to the Internet using a modem) was transferred to Net Access and Netcom, re-named Viatel Internet Limited (“Viatel Internet”), post-closing, continues to service that customer base through the provision of customer support services for a monthly fee, making Net Access one of Viatel Internet’s largest customers by revenue. We continue to bill Net Access’ dial customers for their periodic subscriptions.

New Viatel Business Plan

     Following the resignation in April 2003 of Michael Mahoney as our Chief Executive Officer, in May 2003, Lucy Woods was appointed as the new Chief Executive Officer. Since her appointment, we have put in place a new senior management team – see “Item 6. Directors, Senior Management and Employees” – and have constructed and developed a new financial model and business plan.

Development of the New Viatel Business Plan

     The New Viatel Business Plan was presented to members of our Board on July 7, 2003 and formally adopted as the ongoing business plan of the Company on August 11, 2003.

     The goal of the New Viatel Business Plan was to establish Viatel as a leading pan-European provider of Managed IP Services with emphasis on the sale and provision of IP connectivity and IP value-added services. During 2004, management focused on developing a full product portfolio for the

UK, The Netherlands and on supporting Cybernet. Resources required to work on a simultaneous launch in multiple countries were considered however to be a prohibitive constraint on the implementation of our New Viatel Business Plan. As a consequence, no development in other countries has taken place and activity in The Netherlands was focussed principally on the wholesale market. In its place effort has been made to offer a broad portfolio of products in the UK and Switzerland. During late 2004 we also developed the idea of a “branded broadband service”, effectively a wholesale managed broadband business. This has led us into the consumer market which was not envisaged in the New Viatel Business Plan in 2003. In recent months we have refined the retail business model to focus only on Switzerland and the UK until our operations are cash positive. Our wholesale services continue to be available across Europe, as does our Ethernet service.

     In connection with the implementation of the New Viatel Business Plan, the Company adopted a new corporate brand as of January 10, 2004. The rebranding has been applied to all Viatel operating companies with the exception of Cybernet which, at present, continues to use the Cybernet name and branding. The New Viatel Business Plan identified and targeted two distinct business markets, being: (1) Retail – including within this the Cybernet business; and (2) Wholesale. Each of these business areas is considered in turn below. Through the introduction of new business opportunities and the further development of the Company’s product portfolio, to include, notably, a branded broadband service, the New Viatel Business Plan has now been extended to cover an additional distinct market, namely the provision of consumer services.

Retail

     With respect to the Retail sector, the New Viatel Business Plan initially focused on extending and enhancing the Company’s existing product portfolio and selling, in particular, into the SME market. The enhancement of the product set continued throughout 2004 and 2005, with the following notable product launches:

•	Managed IP VPN: Launched in June 2004, this is a managed solution offering a virtual private network, providing a secure, cost effective communications network between a customer’s different sites, remote workers and its business partners.

•	Bonded Broadband: Launched in June 2004, this managed service bonds together standard broadband lines into a high-speed service that aggregates bandwidth and offers a competitive alternative to a traditional leased line service.

•	Ethernet: Launched in November 2004, this is a high performance national and international connectivity product using a standard local area network (“LAN”) interface common to most businesses, the key advantages being increased flexibility, scalability and cost-effectiveness.

•	VoIP: Launched in May 2005, this is a replacement product for traditional voice services which use the public switched telephone network (“PSTN”). The product allows the elimination of traditional circuit activity associated with the PSTN and offers the customer substantial cost savings.

     Viatel is now able to offer the following principal business retail services: (1) managed connectivity services, including DIA and xDSL connectivity, allowing us to offer to our customers a variety of different connection speeds and contention ratios; (2) managed hosting and co-location services allowing customers to outsource the hosting of their websites and IT applications; (3) managed security services, including the management of VPNs; (4) managed Internet Protocol VPN (“IPVPN”) and Ethernet services, providing cost-effective connectivity between customer sites; and (5) VoIP.

     A description of the services offered and/or being developed within each of these categories is set out below (in each case, listed by product name):

     The Viatel managed connectivity services include:

•	Enterprise Business Broadband: an xDSL broadband service, with high performance and reliability, designed for the business user. This service is based on a 1-to-1 contention ratio (contention being defined as the number of organizations sharing the same bandwidth); in this way, the customer has effectively its own dedicated bandwidth, maximising service performance.

•	SoHo Business Broadband: an xDSL shared broadband service aimed at small offices and people working from home.

•	Dedicated Internet Access: a high bandwidth leased line Internet access utilising our IP Network and worldwide peering agreements.

     The Viatel co-location and managed hosting services include:

•	Co-location: a managed service offering a flexible and cost-effective alternative to an in-house Internet facility. Dedicated full and half racks are available and located in highly secure and monitored (on a 24 hour, 7 days a week basis) facility.

•	Managed Hosting: a service available on RedHat, Linux and Windows operating systems. This service is a managed, dedicated web and Internet applications hosting solution for business customers. Such applications could be a web site, an e-business platform or an SAP application. This service is again located in a highly secure and monitored (on a 24 hour, 7 days a week basis) facility.

     The Viatel managed security devices include:

•	Managed Firewall: a fully managed and dedicated firewall solution. A firewall is a set of hardware and software components used for the protection of a network from unauthorised access. Firewalls might be located in the customer’s premises for DIA and broadband connectivity or in Viatel’s data centre for managed hosting customers.

•	Managed Anti Spam & Anti Virus: an e-mail scanning service based on a three tier architecture that blocks spam and viruses transmitted over the Internet before reaching the customer network.

     The Viatel IPVPN and Ethernet services include:

•	Site-to-Site IPVPN: an IPVPN service that allows customers to access private data, such as company information, across a public or shared network. The Viatel IPVPN offering takes advantage of a number of access technologies, such as dial, broadband and DIA. IPSec is currently the security protocol used by Viatel.

•	Remote IPVPN: a service that allows customers with a distributed workforce to access company data and systems, such as order entry and work-flow management. An international roaming service option is also available.

•	Viatel Managed IPVPN: a secure, cost effective communication service between customer sites, remote workers and business partners over a shared network. If customers wish to manage their own site equipment, they can choose a “wires only” option.

•	Viatel Ethernet: a high bandwidth, flexible service to enable customers to run data intensive or real time applications between their sites.

     The Viatel VoIP services include:

•	Viatel VoIP: comparable to a traditional voice access line service, but routed over cost effective Internet connections such as broadband and leased lines. We provide the Internet connection and a variety of gateways to IP enabled existing customer equipment. Viatel hosted VoIP provides a fully managed, bundled telephony solution, including IP enabled phones, connectivity and private branch exchange “PBX” functionality such as call forwarding and voice mail.

•	Viatel VoIP VPN: a single, secure VPN network for integrated voice and data traffic between customer sites and remote workers, helping to reduce costs and improve efficiency.

     Significant new customer acquisitions and/or extensions to existing contracts during 2004 and into 2005 include Morse, Penna Consulting, Institute of Electrical Engineers and Vodafone.

Cybernet

     Since its acquisition in March 2003, Cybernet has been a successful company within the Viatel group, realizing positive operating cash flow each year. The New Viatel Business Plan envisages building the Cybernet business through the addition of new products to its existing portfolio, but otherwise continuing its operations in much the same way as it has done since acquisition. Cybernet’s customer base is divided into two principal categories: SMEs and third party resellers.

     Cybernet’s products, whether offered directly to customers or through third-party channels, have historically principally comprised xDSL products enabling access to the Internet, web-hosting and ancillary services. During 2004 and into 2005, Cybernet’s product portfolio has been broadened with, in particular, the launch of:

•	VPN Connect: an MPLS VPN service with ADSL connections;

•	Videoconferencing: providing a voice, video and file shared conferencing platform enabling the customer to conduct on-line conferencing;

•	A “white label” web hosting product: enabling wholesale partners to take space on the shared Cybernet hosting platform with a view to offering their own web hosting product; and

•	Ethernet Connect: a 2Mb leased line with an Ethernet service, offering connectivity between over 200 Swiss towns.

     Given strong brand recognition – the Company won 3 major business awards during 2004 – we currently intend to continue to trade under the Cybernet name in Switzerland.

     Significant new customer acquisitions during 2004 and 2005 include Heineken, ViaNetworks, BT, Migros and Clair’s.

Wholesale

     The portfolio of wholesale products we provide to customers is generally divided between: (1) connectivity services, providing high quality dedicated point-to-point connection for customers who do not wish to purchase dark (unused) fiber and/or to invest in the optronics and network management systems required to enable fiber to carry traffic; and (2) infrastructure related services, providing customers with high quality dark fiber and co-location services. A description of the services offered within each of these categories is set out below.

     The connectivity services include:

•	Leased Line: an end-to-end, managed, fully redundant and protected synchronous digital hierarchy (“SDH”) transmission technology international private wire service, over varying speeds, that uses the European Network.

•	Wavelength: a service offering greater speed, flexibility and more efficient bandwidth utilization allowing carriers, ISPs and large corporate customers, effectively, to design and operate their own networks.

•	IP transit: services where, starting with our own network’s IP backbone and then, by purchasing global IP transit from a number of carefully selected partners, we are able to offer our customers the best available connection routes, thus providing our customers with maximum quality, responsiveness and cost- effectiveness.

     The infrastructure services include:

•	Dark Fiber: we offer dark fiber to customers that may wish to make the requisite capital investments in order to carry traffic over fiber; however, we do not expect that there will be an active market for dark fiber in the near future. We may also make available to our customers, in selected locations and facilities, certain ducts on either an outright sale or leased basis.

•	Co-location: services normally provided as ancillary to the aforementioned connectivity and IP transit services. These services allow our customers, who connect directly to our network, to install and operate their equipment in our co-location facilities. A range of add-on services are also offered such as dedicated racks and secure cages designed to allow increased security and remote monitoring of customers’ applications co-located at the facility.

     While new customer acquisitions have been made in 2004/2005, the wholesale market remains one which is characterized by a surplus in capacity and corresponding severe price competition.

VISP

     In 2005, Viatel launched a branded broadband service with a number of British football clubs enabling the clubs to act as a virtual Internet service provider – or VISP. The underlying service is a high-speed broadband connection (typically 2Mb – but offered at lower speeds where 2Mb is not technically possible due to PTO local line quality), provided together with club-branded email addresses and, where available, club related broadband content. The Company may add additional functionality/content to the service, potentially including a consumer VoIP product.

     Viatel commenced a VISP broadband service for Manchester United FC in April 2005, and for each of Motherwell FC, Chelsea FC and Heart of Midlothian FC in May 2005. The Company is currently talking to a number of other football clubs and sporting organizations with a view to launching similar broadband services.

     It is anticipated that the service will be actively marketed through the use, in particular, of the relevant clubs’ databases.

Sales and Marketing

     As at May 31, 2005, 94 people were employed in the sales, marketing and service teams. Since September 2003, our principal method of selling services has been through our direct sales executives and telesales teams. We market to existing and potential customers on the basis of a number of factors including service quality, product diversity and reliability. We believe we can compete effectively with other operators by deploying innovative and fully managed services, and focusing on segments characterized by high market growth such as IPVPN VoIP, Ethernet, DSL service and hosting services. PTOs in particular, given their concerns as to product cannibalisation and overall revenue reductions, have less flexibility to focus resources on some of the products that Viatel sell.

     To complement our direct sales force, in 2004 we began developing an indirect sales channel. This channel will sell with, or through, third parties and management believe this channel has potential to deliver greater productivity than our direct sales force. We currently have agreements with over 30 resellers and have developed a complete product portfolio for this channel. In order to facilitate indirect sales, we have also developed a web extranet so that resellers can access product documentation, sales tools, order status and facilitate on-line delivery.

Segmental Revenue

     The Company’s sole operational activity relates to the provision of telecommunications services. The Company’s management uses financial data internally to make operating decisions and to assess performance based upon this one principal activity of the Company. Following the adoption of the New Viatel Business Plan, the Company has begun to capture revenue data for 2 segments, wholesale and retail.

     For 2004 the revenue for the retail segment was US$24.4 million (2003 – US$14.3 million) and for the wholesale segment was US$4.4 million (2003 – US$4.6 million).

     For the years ended December 31, 2004 and 2003, no individual customer accounted for greater than 10% of revenues. Revenues for the period from June 7, 2002 to December 31, 2002 from three principal customers of the Company’s European Network represented approximately 40%, 28% and 16% each of the consolidated revenues. For the period from January 1, 2002 to June 7, 2002, no individual customer accounted for greater than 10% of revenues.

     The revenue generated by geographic location of customers is as follows:

US$’000	Successor	Successor	Successor	Predecessor
	Year ended	Year ended	From June 7,	From January
	December 31,	December 31,	2002 to December	1, 2002 to June
	2004	2003	31, 2002	7, 2002

United Kingdom	10,560	7,998	1,497	2,301
Switzerland	15,188	9,041	—	—
Other Western Europe	2,366	397	531	—
North America	676	1,476	2,136	366

Consolidated	28,790	18,912	4,164	2,667

     In the year ended December 31, 2004 revenue from customers located in the United Kingdom represented 37% (2003 – 42%) of total revenue, and revenue from customers located in Switzerland represented 53% (2003 – 48%) of total revenue. No other country represented greater than 10% of total revenue.

The European Network

     The European Network is a high-capacity fiber optic network connecting 19 cities and traversing the UK, France, Germany, The Netherlands, Belgium and Switzerland. This long-haul network has at least 48 fibers installed throughout, with between 72 and 96 fibers (in most terrestrial segments) and 48 fibers in the two submarine segments.

     The European Network employs ring configurations and self-healing SDH systems to provide high reliability and redundancy. The network is equipped with technologically advanced fibre and optical transmission systems, and consists of a uniform configuration of DWDM (Dense Wave Division Multiplex) electronics and Lucent Technologies fibre optic cable on terrestrial routes.

     With respect to the submarine systems, these were built using Alcatel armoured cable comprising Sumitomo fibre. Separate sea routes were chosen in the North Sea (Lowestoft – Zaandvoort) and the English Channel (Pevensey Bay – Cayeux-sur-Mer) respectively, so as to provide a ring topology.

     In addition to the European Network, we also have three wavelengths of leased capacity to New York allowing us to offer transatlantic capacity to our customers. Where necessary, we purchase circuits in the United States from local providers to provide a seamless connection for our customers from our own transatlantic capacity to their required United States delivery location.

     We also lease various assets including duct (leased duct totalling approximately 1,464 route kilometers, the main part of which relates to our German backbone) and fiber (fiber subject to

Indefeasible Rights of Use (“IRU”) agreement totalling approximately 1,030 route kilometers). The duct and IRUs relating to our backbone, were in general leased for a period of approximately 20 years. In November 2004, we entered into an STM4 capacity lease which expires in 2010, which provides us with an extended UK network linking in particular Leeds, Manchester, Leicester, Birmingham, Coventry, Reading and London.

     To support the European Network, all technical facilities are equipped, as standard, with redundant air conditioning, fire suppression systems, UPS (uninterruptible power supply), battery back-up and diesel generators which would be activated in the event of a prolonged local electricity outage. All these facilities take advantage of remote site alarms reported to and managed by the Network Operations Centre, based in Egham (near London) (the “NOC”), which operates on a 24 hours a day, 365 days a year basis.

     The NOC is backed up by a Disaster Recovery Centre in Amsterdam (the “DRC”), where all key management systems of the NOC are duplicated in their entirety. Having duplicative systems allows us to maintain our carrier class quality of services, irrespective of the type of customer. Both our centres are equipped to detect and handle incidents and, where possible, quickly re-route traffic in the event of a significant interruption.

     The European Network potentially remains a major long term asset of the Company. However, in the immediate future, we believe that our opportunities for commercial exploitation of the network, in particular through the sale of capacity to the wholesale carrier market, is limited. This is due principally to both a growing market trend for the provision of wavelength capacity – for which additional capital expenditure would be required – and an ongoing oversupply of capacity in the telecommunications industry which in turn has lead to vigorous and often uneconomical price competition. Given these market and economic conditions, the European Network currently does not, in itself, generate sufficient revenues to meet its current operating costs. A large proportion of these operating costs relate to ongoing maintenance charges and the fees charged, in France, by public authorities and other entities for rights of way (“ROW”). We are currently in legal proceedings disputing the level of the ROW charges we pay in France. See “Item 8. Financial Information – Legal Proceedings” and footnote 9 to the consolidated financial statements in this Form 20-F. Should we lose all or any such legal proceedings, it is likely that we would be required to continue to pay ROW charges which could make the future operation of all, or any part of, our French network uneconomic. During 2004 and into 2005 we have been investigating ways in which we can reduce our ongoing network costs – this has included potentially pursuing a transaction designed to maximise the use of tax losses associated with the depreciation/financial write-down of the network assets.

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

     Our ability to succeed in the implementation of the New Viatel Business Plan depends on our ability to compete with a variety of communications providers, including those providing competing networks. In this regard, we expect to compete with: (1) PTOs such as British Telecom and SwissCom; (2) alternative operators such as Global Crossing, Cable & Wireless, Energis, MCI, COLT Telecom and Level 3; (3) ISPs such as Easynet, Pipex, Demon/Thus, Star, Bulldog, Tiscali, Claranet, and PSINet (Europe); and (4) providers of VoIP such as Telappliant, Voipfone, Inclarity, alwaysON, Vonage and Gradwell.

Description of Certain Indebtedness

     As noted above, our ability in the short-term to continue operations and, ultimately, our implementation of the New Viatel Business Plan is dependent on, among other things, successful financing to fund the Company whilst it is experiencing negative cash flow.

April 2004 Financing

     On April 21, 2004, the Company entered into definitive documentation in respect of the April 2004 Financing with each of the Investors comprising: (1) Morgan Stanley; (2) Ahab Partners, L.P.; (3) Wayland Distressed Opportunities Fund I-A, LLC; (4) Värde; (5) Sapphire Special Opportunities Fund, LLC; (6) Stonehill Institutional Partners, L.P.; (7) Ore Hill Hub Fund Ltd; and (8) Lucy Woods. The April 2004 Financing involved the sale and issuance of the Existing Notes in an aggregate amount of US$52.25 million.

     The April 2004 Financing Documentation and a related press release announcing the signing of the April 2004 Financing documentation were furnished to the U.S. SEC on the April 28 6-K and a Form 6-K of the Company dated April 21, 2004 respectively. Copies of these and other Company filings with the U.S. SEC are available on our website at www.viatel.com. Alternatively, you can access our U.S. SEC filings online at www.sec.gov.

     The Existing Notes were issued to, and purchased by, the Investors in the following respective amounts:

Investor	Notes (US$)
(1) Morgan Stanley	36,000,000
(2) Ahab Partners, L.P.	3,000,000
(3) Wayland Distressed Opportunities Fund I-A, LLC	500,000
(4) Värde	10,000,000
(5) Sapphire Special Opportunities Fund, LLC.	500,000
(6) Stonehill Institutional Partners, L.P.	1,000,000
(7) Ore Hill Hub Fund Ltd	1,000,000
(8) Lucy Woods	250,000

Total	52,250,000

     Subsequent to the closing of the April 2004 Financing, Morgan Stanley assigned, as at June 10, 2004, US$350,000 of their Existing Notes to Ahab Partners, L.P., who in turn, as at August 2004, assigned US$350,000 of Existing Notes to two individuals as follows: (a) John Colton: US$250,000; and (b) Francis Williams: US$100,000. As at May 31, 2005, the Investors accordingly held the Existing Notes in the following respective principal amounts:

Investor	Notes (US$)
(1) Morgan Stanley	35,650,000
(2) Ahab Partners, L.P.	3,000,000
(3) Wayland Distressed Opportunities Fund I-A, LLC	500,000
(4) Värde	10,000,000
(5) Sapphire Special Opportunities Fund, LLC.	500,000
(6) Stonehill Institutional Partners, L.P.	1,000,000
(7) Ore Hill Hub Fund Ltd	1,000,000
(8) Lucy Woods	250,000
(9) John Colton	250,000
(10) Francis Williams	100,000

Total	52,250,000

     Interest on the Existing Notes is 8% per annum, to be compounded and payable semi-annually by way of additional notes or, at the Company’s option, in cash. As at May 31, 2005 the Company has issued the following additional convertible notes by way of interest:

Investor	Notes (US$)
(1) Morgan Stanley	2,118,085.34
(2) Ahab Partners, L.P.	190,081.72
(3) Wayland Distressed Opportunities Fund I-A, LLC	29,706.66
(4) Värde	594,133.34
(5) Sapphire Special Opportunities Fund, LLC.	29,706.66
(6) Stonehill Institutional Partners, L.P.	59,413.34
(7) Ore Hill Hub Fund Ltd	59,413.34
(8) Lucy Woods	14,853.34
(9) John Colton	6,394.96
(10) Francis Williams	2,557.99

Total	3,104,346.69

     The Existing Notes have a 10 year maturity, and are convertible, at the option of the holder, into the Company’s common shares upon the occurrence of certain specified “liquidity events”, such as a change of control or an initial public offering, or if not previously converted, after the ninth anniversary of issuance, or upon the request of the holders of a majority of the Existing Notes.

     Upon conversion of all or a large portion of the Existing Notes, persons previously holding such Existing Notes will hold a significant majority of our common shares, assuming that the Company has not issued shares other than on a conversion of the Existing Notes. Both prior to and following conversion, and until such time as the Investors directly or indirectly together hold, on a fully diluted basis, 25% or less of the Company’s common shares, material corporate actions will effectively require the consent of the Investors or their transferees.

     The Investors (and their transferees) also effectively have the right, at any time, to increase the size of the Board and to approve a number of Directors sufficient to cause a majority of the Board to be designees of the Investors (and their transferees). See “Item 10. Additional Information – Memorandum of Association and Bye-Laws”.

     It was a condition of the April 2004 Financing that our Chief Executive Officer, Lucy Woods, enter into an employment agreement on terms satisfactory to the Investors and that she also participate in the April 2004 Financing through the purchase of Existing Notes in an aggregate principal amount of US$250,000. It is a further condition under the terms of Mrs. Wood’s employment agreement (entered into as a condition of the April 2004 Financing) that to the extent Mrs. Woods receives a cash bonus during the first two years of the term of her employment agreement; such cash bonus is to be reinvested in the Company in the form of Existing Notes, up to a maximum of US$270,000.

     It was also contemplated that, as soon as reasonably practicable after closing, there would be established an equity compensation plan for the benefit of senior management. In substitution of such plan, the Company has decided to offer to relevant senior management participation in a discretionary

Employee Benefit Trust (“EBT”), the terms of which were approved by resolution of the Board dated December 2004. Mrs. Woods (together with all other members of the relevant management team) has accepted participation in the EBT, on such terms as approved by the Board, in satisfaction of the Company’s obligations to establish an equity compensation plan under the terms of her employment agreement. See “Item 6. Directors, Senior Management and Employees – Employee Benefit Trust”.

     The Investors (with the exception of the individuals: John Colton, Francis Williams and Lucy Woods) comprise a group of U.S. financial institutions; one of these institutions, Morgan Stanley, itself beneficially owns approximately 12.5% of our ordinary shares. Two of the five serving non-executive Directors, Thomas E. Doster, IV and Edward Greenberg, are senior executives of Morgan Stanley. These two Directors were not members of the Financing Committee established in connection with the April 2004 Financing and recused themselves from any involvement on behalf of the Company in connection with both the April 2004 Financing and the June 2005 Financing.

June 2005 Financing and the Proposed Further Financing

     On June 23, 2005, the Company entered into further financing documentation with two of the Investors, Morgan Stanley and Värde under which Morgan Stanley and Värde have conditionally committed to invest a further US$16 million in the Company by way of the purchase of, respectively US$12,937,799 million and US$3,062,201 million New Notes. Such investment is conditional upon customary conditions for transactions of this nature and upon the filing of this Form 20-F in a form satisfactory to Morgan Stanley and Värde. The investment agreement related to the June 2005 Financing is filed as an exhibit to this Form 20-F.

     Interest on the New Notes is to be initially 12% per annum, payable semi-annually with the interest rate increasing by 0.5% per annum on each interest payment date, beginning on January 15, 2006. For the first year of issue interest will be payable on the New Notes by way of the issuance of additional New Notes. After the first anniversary of the issuance of the New Notes, interest will be payable in cash only.

     The New Notes are to have a 2 year maturity and will rank senior to all subordinated debt of the Company (including the Existing Notes) and pari passu with all senior debt of the Company. Under the terms of the June 2005 Financing, the holders of the Existing Notes have agreed to subordinate their Existing Notes to the New Notes.

     The Company expects to pursue the Further Financing and Morgan Stanley and Värde have advised the Company that they will consider providing such refinancing and/or additional financing. It is currently contemplated that any such Further Financing would involve an investment of an additional US$16 million, with such additional amount being reduced by the proceeds of any asset sales by the Company entered into prior to the Further Financing, and to be further reduced to the extent that the Company’s then performance against budget does not demonstrate a need for such additional financing. No assurance can be given that the intended Further Financing will be consummated or that alternative sources of financing would be available on attractive terms, or at all. Neither Morgan Stanley nor Värde is under any obligation to participate in the Further Financing or any other financing, other than the June 2005 Financing to the extent contemplated by the terms and conditions thereof.

     It is further contemplated that any such Further Financing would involve transferring the New Notes into a new issue of convertible notes subject to, among other things: (a) the prior conversion of the Existing Notes; and (b) the transfer of the Special Share (see “Item 10. Additional Information –

Description of Share Capital – Memorandum of Association and Bye-Laws”) to the holders of the newly issued convertible notes. Under the terms of the June 2005 Financing, the Company and the holders of the Existing Notes have agreed that, on the request of the holders of a majority of the Existing Notes, all of their Existing Notes will be converted on a date to be decided by the holders of a majority of the Existing Notes. At that time all of the Existing Notes will be converted into common shares of the Company at the then current conversion price as determined under the terms of the Existing Notes.

Regulation

     Telecommunications services are subject to the new EU regulatory framework for electronic communications which came into force in July 2003. The principal elements of the regulatory framework are set out in the following EU Directives: (1) the Universal Service Directive; (2) the Access and Interconnection Directive; (3) the Authorisation Directive; and (4) a Framework Directive. The EU Directives (and related legislation/regulation) are intended in part to reduce regulation where possible, while introducing a common concept of market dominance, so as to identify those operators that might be considered as having “Significant Market Power” or “SMP”, and consequently for whom more stringent regulation might be appropriate.

     Our activities in Western Europe are subject to such rules and regulations where and to the extent the new regulatory package has been implemented and to any other national rules and regulations governing telecommunications. Such rules and regulations are administered and enforced by the applicable NRAs in each country in which we operate. The level of regulation and the rights that attach to a license (where a license is required) or general authorizations related to telecommunications and other electronic communications vary in each country. In each European Union country in which we operate, we are not considered, as a company, to have SMP and are not therefore generally subject to the more stringent regulation that might otherwise be applied by NRAs.

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

     In the United States, our services are subject to the provisions of the Communications Act of 1934 and the regulations of the Federal Communications Commission (“FCC”). The Company has obtained a Section 214 license, which allows it to operate as an international facilities-based carrier in the United States, and VTL-TP (Bermuda) Limited and VTL have each notified the FCC that they will trade under this authorization.

     Regulators in the European area countries in which we operate are as follows: (1) Office of Communications (“OFCOM”), in the United Kingdom; (2) the Autorité de Regulation des Télécommunications (“ART”), the French Regulatory Authority for Telecommunications, in France; (3) the Regulierungsbehörde für Telekommunikation und Post (“RegTP”), or Regulatory Authority for Telecommunications and Post, in Germany; (4) the Onafhankelijke Post en Telecommunicatie Autoriteit (“OPTA”), in The Netherlands; and (5) the Belgian Institute of Postal and Telecommunications Services (“BIPT”), in Belgium. In Switzerland, there is no single regulatory body; however, telecommunications regulation is determined by the provisions of the Telecommunications Act (Fernmeldegesetz or “FMG”) and is overseen by the Federal Office of Communication.

Organizational Structure

     Commencing on the Effective Date, a series of share transfers were made whereby the European Subsidiaries become wholly-owned, direct or indirect, subsidiaries of the Company. The following tables set out our active subsidiaries as at May 31, 2005:

		Ownership by Viatel Holding
Name of Subsidiary	Jurisdiction of Incorporation	(Bermuda) Limited

VTL-TP (Bermuda) Limited	Bermuda	100%
Viatel Holding (Europe) Limited	England and Wales	100%
Viatel Operations SA (1)	France	100%
Viatel Belgium NV	Belgium	100%
VTL, Inc. (2)	US	100%
Viatel Broadband Limited	England and Wales	100%

Name of Subsidiary	Jurisdiction of Incorporation	Ownership by VTL, Inc.

Viatel Belgium Limited	England and Wales	100%
VTL (UK) Limited	England and Wales	100%
Viatel Circe Assets Limited	England and Wales	100%

		Ownership by Viatel
Name of Subsidiary	Jurisdiction of Incorporation	Holding (Europe) Limited

Viatel Equipment Limited	England and Wales	100%
Viaphone AG	Switzerland	100%
Cybernet (Schweiz) AG	Switzerland	100%
Viatel Global Communications B.V.	The Netherlands	100%
Viatel German Asset GmbH	Germany	100%
VTL Telecom GmbH	Germany	100%

		Ownership by VTL (UK)
Name of Subsidiary	Jurisdiction of Incorporation	Limited

Viatel Internet Limited	England and Wales	100%

		Ownership by Viatel Global
Name of Subsidiary	Jurisdiction of Incorporation	Communications B.V.

Viafoperations Communications B.V.	The Netherlands	100%

(1) It is a requirement of French law that there be 7 shareholders of a corporation organized as a société anonyme (SA). The minority shares in Viatel Operations SA are held by each of 6 nominee shareholders.

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

     We maintain telecommunications facilities in certain premises in which many telecommunications companies also lease facilities. These include our facilities at 60 Hudson Street, New York, Telehouse North and Telehouse East, both in London and also Telehouse Paris. We lease offices in Egham, UK, which include the NOC and our principal executive offices. We also maintain the DRC, a backup network operations center in Amsterdam, The Netherlands.

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

     To support the European Network, we have installed transmission equipment at 121 facilities across our 6 network countries, including at 49 POPs where customers and other carriers can access the network. These sites are equipped, as standard, with redundant air conditioning, fire suppression system, batteries/UPS (uninterruptible power supply) back-up for DC and AC power respectively. All these facilities take advantage of remote access and site alarms managed and reported by the NOC.

     Set forth in the table below are details of the various leasehold interests held by the Company as at May 31, 2005. References to “POP”, “REGEN”, “MOR” and “COLO” are references to a point of presence, a regeneration site, a modular optical repeater site and co-location space, respectively.

Total Equipment or Facility Area
Property name	Site Type	(leased total area may be larger)
ESSEN (BELGIUM)	REGEN	25 sqm
LEERS-NORD	REGEN	25 sqm

Total Equipment or Facility Area
Property name	Site Type	(leased total area may be larger)
LIEGE	REGEN	25 sqm
ANTWERP WOMMELGEN	MOR	25 sqm
HASSELT	REGEN	25 sqm
ANTWERP BELIEWEG (ALASKA)	MOR	25 sqm
GENT (MERELBEKE)	MOR	25 sqm
GENT (BRUGGE)	REGEN	25 sqm
LEUVEN	REGEN	200 sqm
ESTAMPUIS	MOR	25 sqm
TOURNAI	REGEN	25 sqm
MONS	REGEN	25 sqm
CHARLEROI (CHATELET)	REGEN	25 sqm
ANTWERP VOSVELD 20	Storage (Future POP)	178 sqm offices – 1237 sqm tech
BRUSSELS MIDI (RUE DE France)	POP	95 sqm
ANTOING	REGEN	25 sqm
NAMUR	REGEN	25 sqm
BRUSSELS TOLL-LAAN	POP/OFFICE	480 sqm + 220 sqm
KORTRIJK	REGEN	25 sqm
AVIGNONET (LAURAGAIS)	MOR	25 sqm
PARIS AUBERVILLERS CEDEX (VICTOR-HUGO)	RACK SPACE	room 12, 1 rack
AVAILLES-EN-CHATERELLAULT	MINI-POP	25 sqm
LYON (RUE GEORGE MARANNE) 2	POP	16 sqm
L’ISLE ADAM (MOURS) (A16)	MOR	25 sqm
PARIS AUBERVILLIERS CEDEX (GARDINOUX)	POP	1 600 x 600 rack
AZY-SUR-MARNE (NOGENT L’ARTAND)	MOR	25 sqm
MEAUX	MOR	25 sqm
BORDEAUX (MERIGNAC)	POP	1267 sqm
CAYEUX-SUR-MER	REGEN	800 sqm

Total Equipment or Facility Area
Property name	Site Type	(leased total area may be larger)
CAZAN (VERMEGUES)	MOR	25 sqm
CHAROLLES (LP2) (VENDENESSE)	MOR	25 sqm
CONDE-SUR-MARNE	REGEN	25 sqm
CORBEIL (ESSONNES) (LP7)	MOR	25 sqm
COURRIERES	MOR	25 sqm
BIACHES (PERONNE) #1	REGEN	25 sqm
BOURBON (LP3)	MOR	25 sqm
BELLEVILLE (LP1) (MONTMERLE)	MOR	25 sqm
BON-ENCONTRE	MOR	25 sqm
FOS-SUR-MER	MOR	25 sqm
BLOIS	MOR	25 sqm
GRISOLLES	MOR	25 sqm
BLANZAY	MOR	25 sqm
MEILHAN SUR GARONNE	MOR	25 sqm
LAVOURS (LG2)	MOR	25 sqm
BRIARE (LP5)	REGEN	25 sqm
ST MARTIN-DE-BRETHENCOURT	MOR	25 sqm
THOUROTTE	MOR	25 sqm
SOUPPES-SUR-LOING (LP6)	MOR	25 sqm
PICHEGU (ST GILES) (MARNEGA)	MOR	25 sqm
PARIS LA DEFENSE (COURBEVOIE)	POP	415 sqm
POILHES	MOR	25 sqm
PARIS SAINT DENIS	POP	3,716 sqm
MONTFAUCON (CADEROUSSE)	REGEN	25 sqm
TOULOUSE	POP	816 sqm
ARTENAY (ORLEANS)	POP	25 sqm
REVIGNY-SUR-ORNAIN (CONTRISSON)	MOR	25 sqm
SAULT BRENAZ (LG1)	MOR	25 sqm
SETE (MONTPELLIER)	REGEN	25 sqm

Total Equipment or Facility Area
Property name	Site Type	(leased total area may be larger)
AMIENS (PARC D’ACTIVITIES)	POP	750 sqm warehouse + 100 sqm office + 5 car parks
ST CHRISTOPHE-DE-DOUBLE	MOR	25 sqm
STRASBOURG	POP	781 sqm
NEVERS (LP4)	MOR	25 sqm
MONTELIMAR (SAULCE SUR RHONE)	MOR	25 sqm
MARSEILLE (4 RUE LEON GOZIAN)	POP	750 sqm
MARSEILLETTE	MOR	25 sqm
XOUAXANGE (HESSE)	MOR	500 sqm
NANCY RUE JAURES	POP	705 sqm
NAMBSHEIM (BS1)	MOR	25 sqm
NERSAC	MOR	25 sqm
PARIS 35 RUE DES JEUNEURS – BASEMENT (BASTILLE)	POP	97 sqm
ANDANCETTE	MOR	25 sqm
PARIS 35 RUE DES JEUNEURS – 2ND FLR (BASTILLE)	POP/OFFICE	327 sqm
VERETZ (TOURS)	MINI-POP	25 sqm
PARIS 38 RUE DES JEUNEURS – 4TH FLR	POP	7 RACKS
PARIS 35 RUE DES JEUNEURS – 3RD FLR (BASTILLE)	POP/OFFICE	330 sqm
TROUSSEY (VILLOROY SUR MEHOLLE)	MOR	25 sqm
DUSSELDORF IN DER STEELE 29	POP	1 600 x 800 Cabinet
DERNBACH	MOR	25 sqm
DUSSELDORF HALLE CONNECTAPARK	POP	1400 sqm equipment room plus office
ELTEN	MOR	25 sqm
MANNHEIM	POP	1119 sqm
NAUROD	MOR	25 sqm
LINZ	REGEN	25 sqm

Total Equipment or Facility Area
Property name	Site Type	(leased total area may be larger)
FRANKFURT 19 WEISSMULLERSTRASSE	POP	1 600 x 800 Cabinet
BERG LANGWIESE (GASLINE)	MOR	25 sqm
KAPPELLA (KAPPELLEN)	MOR	25 sqm
PORZ	MOR	25 sqm
FRANKFURT 90 KLEYERSTRASSE	MINI-POP/OFFICE	75 sqm
AMSTERDAM SCHIPLUIDENLAAN (DELFLANDLAAN)	POP/OFFICE/NOC	695 sqm, 7 car park spaces (basement)
AMSTERDAM NIKHEF BUILDING	POP	1 rack
AMSTERDAM WORLD TRADE CENTRE	POP/OFFICE	182 sqm
AMSTERDAM HALFWEG	POP	1728 sqm
AMSTERDAM 144 GYROKOOPWEG	POP	3 racks
AMSTERDAM 58 GYROKOOPWEG (INTERXION)	POP	1 rack
ZANDVOORT	REGEN	342 sqm
LEERSUM	MOR	25 sqm
ROTTERDAM ALBERT PLESMANWEG (SOERWEG 5B)	POP	365 sqm
WORLD FASHION CENTER (17th floor)	Roof site	100 sqm on site
DOORN	MOR	25 sqm
OLTEN	MOR	50 sqm
BASEL	POP	4 racks
BERN	POP	50 sqm
EPENDES	REGEN	100 sqm
ZURICH 225 JOSEF STR	POP	2 racks
ZURICH 569 BADENEERSTRASSE	POP	810 sqm
ZURICH 560 SCHAFFHAUSERSTRASSE	POP/OFFICE	65 sqm
GENEVA	POP	77 sqm
GENEVA (Rue de la Confederation 6)	POP	1 rack

Total Equipment or Facility Area
Property name	Site Type	(leased total area may be larger)
LONDON PARK STREET	POP	25 sqm
SNOW HILL	MOR	25 sqm
POLEGATE	REGEN	80 sqm (equipment room)
PEASE POTTAGE	MOR	77 sqm
PAKENHAM	MOR	25 sqm
MANCHESTER WILLIAMS HOUSE	POP	1 rack
LONDON TELEHOUSE NORTH	POP/OFFICE	243 sqm (2600 sq ft)
LONDON GLOBAL SWITCH	POP	1 rack 1 duct
EGHAM BLAYS BASEMENT	WAREHOUSE	257 sqm
EGHAM INBUCON HOUSE	POP/OFFICE/NOC	1405 sqm
LONDON 8 HARBOUR EXCHANGE (TELECITY 2)	POP	1 rack – ref 1 Z 18
LONDON TELEHOUSE NORTH (NETCOM)	POP	3 racks
LONDON BRICK LANE (INTERXION)	POP	1 x 600 x 600 rack
LONDON TELEHOUSE EAST	POP	3 racks
LONDON HOSTING CENTRE (PSINET)	POP	3 racks
LOWESTOFT	REGEN	25 sqm
BRACKNELL	OFFICE/POP	2,240 sqm
LONDON 7 HARBOUR EXCHANGE (REDBUS)	POP	1 rack 8th floor
LONDON BONNINGTON HOUSE (TELECITY 1)	POP	4 racks
NEW YORK 60 HUDSON	POP	550 sqm
FIBERNET BIRMINGHAM	POP	rack E11 (60cm x 60 cm)
FIBERNET COVENTRY	POP	rack A10
FIBERNET LEEDS 2	POP	rack D11
FIBERNET LEICESTER	POP	rack B10
FIBERNET READING	POP	rack D5
FIBERNET EDINBURGH	POP	1 rack
LEEDS (FOUNDRY STREET)	OFFICE	479 Sq Ft

Total Equipment or Facility Area
Property name	Site Type	(leased total area may be larger)
LONDON GOSWELL ROAD	POP	1 rack

     Aggregated rental payments for the calendar year 2002 and fiscal years 2003 and 2004 were approximately US$10.7 million, US$12.0 million and US$12.2 million respectively.

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

General

     The financial information presented in this section is derived from the audited consolidated financial information of: (1) the Company as at and for the years ended December 31, 2004 and 2003; (2) the Company as at December 31, 2002 and for the period from June 7, 2002 to December 31, 2002; (3) the Predecessor as at and for the years ended December 31, 2000 and 2001 and for the period from January 1, 2002 to June 7, 2002; and (4) combined financial information for the Company and the Predecessor for the year ended December 31, 2002 which is unaudited, combined historical data on an aggregate basis for such period.

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

     The independent auditors report delivered to the Company in connection with its audited consolidated financial statements for the year ended December 31, 2004 and included in this Form 20-F contains an explanatory pararagraph stating that the Company’s recurring net losses and its difficulty in generating sufficient cash flow to meet its obligations and sustain its operations raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements and the selected financial data do not include any adjustments that might result from the outcome of that uncertainty.

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

     Included in the balance sheet at the Effective Date are amounts considered to be pre-confirmation contingencies in accordance with AICPA Practice Bulletin 11, “Accounting for Pre-confirmation Contingencies in Fresh Start Reporting”. Subsequent revisions to the pre-confirmation contingencies are reported in the statement of operations. In our case pre-confirmation contingencies include amounts realized and to be realized from the claims made by the Predecessor in the bankruptcy proceedings of certain subsidiaries. An estimate was made as at the Effective Date of the certain recoveries and, to the extent actual recoveries are in excess of those estimated at the Effective Date, we have recorded a gain through the statement of operations. Liabilities of which there was no actual knowledge yet relate to the Predecessor’s subsidiaries transferred to the Company, are reflected in the same way and the charge has been recorded in the statement of operations.

Revenue and Cost of Sales

     The Company records communication services revenue as earned at the time services are provided. The related cost of communication services is reported in the same period.

     Revenues relating to annual operating and maintenance charges are recognized over the period in which the service is provided. Deferred revenue also includes amounts invoiced for standby maintenance applicable to future periods.

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

Accounting for loan notes

     In connection with the April 2004 Financing, the Company issued US$52.25 million of convertible loan notes. There are two embedded derivatives within the convertible loan note ‘host’ contract, a change of control put option and an equity conversion feature. The put option allows the loan note holder to put back the loan notes to the Company for cash equal to the value of 101% of the principal of the loan notes, should a change of control of the Company be effected. The equity conversion feature allows the loan note holder to convert the loan notes into equity, upon the occurrence of specified “liquidity events”, at a conversion price linked to the equity value of the Company, which in turn is related to the share price of the Company.

     The change of control put option is separately accounted for pursuant to Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities”. The fair value of the embedded derivative is deemed to be nil at both the loan note issuance date, April 21, 2004, and the balance sheet date, December 31, 2004, as the likelihood of the loan note holder exercising the put option, should a change of control occur, has been assessed by management as being remote.

     The convertible feature within the loan notes is not required to be separately accounted for pursuant to the Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities”. The feature has therefore been accounted for in accordance with the Emerging Issue Task Force, Issue 98-5 “Accounting for Convertible Securities with Beneficial

Conversion Features or Contingently Adjustable Conversion Ratios” and Issue 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments”. These Issues require that an intrinsic value is assigned to the convertible feature at the date of the issuance of the loan notes, based on the difference between the conversion price and share price multiplied by the number of shares issued upon conversion. The conversion feature is recorded within Additional Paid in Capital in Shareholders’ Equity and as a discount against the face value of the loan notes. The discount is amortized using the effective yield method over the life of the loan notes.

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

     Year-on-year movements in the statement of operations from fiscal 2003 to fiscal 2004 were principally caused by organic growth and the recognition of non-recurring benefits following settlement of claims originating from the Predecessor’s business (including settlement of our claim with Easynet Telecommunications Limited (“Easynet”)). The benefit recognized in the 2004 fiscal year of US$17.8 million from Easynet was Substantially offset by higher sales and marketing expenses incurred to drive organic growth. See “Item 8. Financial Information – Legal Proceedings”. Year-on-year movements in the statement of operations from calendar 2002 to fiscal 2003 were principally caused by the acquisitions of Netcom and Cybernet effected during 2003. Year-on-year movements in the statement of operations from fiscal 2001 to calendar 2002 were principally caused by the exiting from the Predecessor’s voice businesses and enterprise businesses in multiple jurisdictions during 2001. The fiscal year ended December 31, 2001 includes a partial year of operations of all of the Predecessor’s businesses, with the remainder of the year being more limited business activity, similar to the Company’s ongoing business. During the year ended December 31, 2002, the Predecessor and the Company operated similar businesses. For a greater description of the evolution of the businesses of both the Predecessor and the Company, see “Item 4. Information on the Company”.

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

	Successor					Predecessor
					Jun. 7-
	Year Ended December		Year Ended		Dec. 31,	Jan.1–Jun.	Total Calendar Year Ended
	31, 2004		December 31, 2003		2002	7, 2002	December 31, 2002 (1)
		% of		% of				% of
	$’000	revenue	$’000	revenue	$’000	$’000	$’000	revenue
Revenue	28,790	100	18,912	100	4,164	2,667	6,831	100

Cost of service & sales	(16,538)	(57)	(10,015)	(53)	(1,506)	(1,518)	(3,024)	(44)

	Successor					Predecessor
					Jun. 7-
	Year Ended December		Year Ended		Dec. 31,	Jan.1–Jun.	Total Calendar Year Ended
	31, 2004		December 31, 2003		2002	7, 2002	December 31, 2002 (1)
		% of		% of				% of
	$’000	revenue	$’000	revenue	$’000	$’000	$’000	revenue
Selling, general & administrative	(67,797)	(235)	(51,225)	(271)	(30,840)	(26,502)	(57,342)	(839)

Gains on amounts due from bankruptcy estates	3,105	11	358	2	25,003	—	N/A	N/A

Restructuring and impairment	—	—	—	—	—	(908)	(908)	(13)

Depreciation and amortization	(9,140)	(32)	(7,181)	(38)	(2,458)	(1,736)	(4,194)	(61)

Other operating income	17,780	62	—	—	—	—	—	—

Operating loss before reorganization items	(43,800)	(91)	(49,151)	(260)	(5,637)	(27,997)	N/A	N/A

Reorganization items	—	—	—	—	—	2,662,669	N/A	N/A

Operating (loss) / income	(43,800)	(152)	(49,151)	(260)	(5,637)	2,634,672	N/A	N/A

Interest and other income	775	3	1,557	8	986	1,007	1,993	29

Interest expense	(4,395)	(15)	—	—	(11)	(63)	(74)	(1)

Taxation	241	1	—	—	—	—	—	N/A

Net (loss) / income	(47,179)	(143)	(47,377)	(251)	(4,662)	2,635,616	N/A

(10)	(1) where not affected by adoption of fresh start reporting.

Foreign Currency

     We have exposure to fluctuations in foreign currencies relative to the United States Dollar as a result of billing portions of our communications services revenue in Pounds Sterling, Swiss Francs and United States Dollars while many of our ongoing obligations, including a substantial portion of the costs of operating our network, are denominated in Pounds Sterling and Euros. In addition, our funding received under the April 2004 Financing and to be received under the June 2005 Financing was, or is to be, as appropriate, received in United States Dollars.

     To hedge against this risk we exchanged our cash balances pro rata into those currencies in which we anticipated our expenditure to occur.

Inflation

     We do not believe that inflation has had a significant effect on our operations to date.

Results of Operations for the year ended December 31, 2004 as compared with the year ended December 31, 2003

     The following discussion provides a comparison of the results of operations of the Company for the year ended December 31, 2004 with the year ended December 31, 2003.

Revenue

     For the year ended December 31, 2004, we recognized revenues of $28.8 million compared to $18.9 million for the year ended December 31, 2003, an increase of 52%.

     The increase is primarily due to organic growth, and the recognition of 12 months of revenue from Netcom and Cybernet which we acquired during 2003, as compared to 10 months of revenue in the prior year. The effect of recognising a full 12 months of revenue is estimated to have increased reported revenues by US$2.9 million.

     Our revenues have been derived primarily from the provision of telecommunications services in Europe. These services are marketed and sold to different classes of customer on a wholesale or retail basis. By wholesale customers, we generally refer to other telecommunications companies (or “carriers”) and by retail customers, we generally refer to SME customers. The majority of our revenues are billed based on a periodic billing basis, monthly, quarterly or annually, based upon contracted service fees. A small percentage of our revenues, such as access fees to our collocation facilities, are billed based upon specific service requests from our customers and certain revenues, such as our roaming Internet access service, are billed on a usage basis.

     Revenue from communications services in the year ended December 31, 2004 was $26.9 million or 93% of total revenue, an increase of 56% on communications services revenues for the year ended December 31, 2003 which was $17.2 million or 91% of total revenue.

     Operations and maintenance fees are revenues that we derive from customers who have in the past purchased certain interests in network capacity. Such revenues are contracted at the time of initial purchase and reflect charges that we make to such customers for the ongoing maintenance of their portion of the network capacity they have purchased.

     Revenue from operations and maintenance fees in the year ended December 31, 2004 was $1.8 million, or 6% of total revenue for such period, while for the year ended December 31, 2003, total operations and maintenance fee revenue was $1.7 million, or 9% of total revenue for that period.

     Each revenue source has a different impact on our results of operations. As a consequence of our network assets, the costs of which are not generally included in cost of sales, our wholesale connectivity services provide increased gross profit margins. Our retail revenues are more reliant upon services acquired from third parties.

Cost of Sales

     Our cost of services and sales can be classified into three general categories: access costs, backbone network costs and installation costs.

     Access costs generally represent the costs associated with providing connections between a customer’s premises and the closest access point on our network. Access costs vary depending upon the distance from our network to the customer’s premises and from country to country.

     Backbone network costs represent the recurring third party costs of providing connectivity to locations where we do not own our own network infrastructure.

     Installation costs represent the initial non-recurring costs of connecting customers to our network, and include third party connection fees, as well as the cost of equipment located at customers’ premises.

     For the year ended December 31, 2004, we incurred costs of sales of $16.5 million, or 57% of total revenue for such period, an increase of 65% compared to $10.0 million for the year ended December 31, 2003 or 53% of total revenue for such period. The reason for this increase was primarily related to the increased revenue of the Company.

     The gross margin generated by the revenues and related costs of services and sales for the year ended December 31, 2004 was 43%, while for the year ended December 31, 2003 it was 47%. This decline reflects the increased focus on sales to retail customers, a business which offers lower margins than those the Company can achieve when selling on-network wholesale connectivity services as a consequence of the reliance upon third party carriers to deliver retail services.

Selling, General and Administrative Expenses

     Our selling, general and administrative expenses include network property lease and related costs, periodic ROW and wayleave costs, repair and maintenance costs, advertising and promotional costs, all employee costs, bad debt expense, and overhead costs associated with our headquarters, back-office, NOC and sales offices.

     A significant proportion of our total selling, general and administrative expenses is currently accounted for by costs which are related to the continued operation of our network; such costs are unavoidable if we continue to operate the network on its current footprint and level of service.

     For the year ended December 31, 2004, we incurred selling, general and administrative expenses of $67.8 million, an increase of 32% compared to $51.2 million for the year ended December 31, 2003. The increase is principally attributed to higher sales and marketing, as the Company undertook both to accelerate growth in new order intake and to expand its product portfolio. Increased headcount and external marketing expenditure contributed $8.4 million, or 16%, of the growth in selling, general and administrative expenses. The weaker US dollar resulted in a further increase in reported expenses of approximately $5 million, or 10%

Gains on amounts due from bankruptcy estates

     For the year ended December 31, 2004, we recognized $3.1 million in respect of gains on amounts due from bankruptcy estates, and in the year ended December 31, 2003, we recognized $0.4 million for such gains. These items have arisen due to the Predecessor’s position as a significant creditor in the estates of several of its subsidiaries which were forced to enter into bankruptcy proceedings. The final amounts to be received ultimately depend upon the success of the liquidation processes and are considered pre-confirmation contingencies in accordance with AICPA Practice Bulletin 11. Subsequent revisions to the pre-confirmation contingencies are reported in the statement of operations.

     Gains on amounts due from bankruptcy estates may continue to occur until such bankruptcy estates are finally liquidated, which is anticipated during 2005. Due to their nature, such gains are unpredictable in size and timing.

Restructuring and Impairment

     We did not incur any expense for restructuring and impairment in either of the years ended December 31, 2004 or 2003. During 2003 and 2004, no restructuring was undertaken and, in the view of management, there was no impairment of any assets.

Depreciation and Amortization

     Depreciation and amortization expense includes charges relating to depreciation of property and equipment, which consist principally of our fiber-optic network, as well as telecommunications related equipment such as leasehold improvements at our POPs, furniture and equipment and amortization of intangible assets. We depreciate our network over periods ranging from five to twenty years and amortize our intangible assets over periods ranging from two to five years.

     For the year ended December 31, 2004, we recorded depreciation and amortization expense of $9.1 million, an increase of 27% over the $7.2 million recorded in the year ended December 31, 2003. This increase is principally due to the higher average value of the depreciable cost base during 2004, due to the capitalization of assets during the latter half of 2003 and through 2004.

Other operating income

     Other operating income represents the recognition of amounts due of US$17.8 million following settlement of our claim with Easynet. See “Item 8 – Financial Information – Legal Proceedings” and footnote 10(b) to consolidated financial statements in this Form 20-F.

Operating loss

     For the year ended December 31, 2004, we recorded an operating loss of US$43.8 million, an improvement of US$5.4 million over the loss of $49.2 million recorded in 2003.

Interest and Other Income

     Interest was earned on cash balances held by certain of the Group’s subsidiaries, which has been invested principally in overnight, week-to-week or month-to-month treasury deposits.

     For the year ended December 31, 2004, we recognized interest income of US$0.8 million, a decrease of US$0.8 million or 50% from the US$1.6 million interest income recognized for the year ended December 31, 2003. The interest income decrease was due to the lower average cash balances being held by the group in 2004 compared with 2003.

Interest expense

     For the year ended December 31, 2004, we recorded interest expense of US$4.4 million. This principally accrued on the convertible loan notes which were issued on April 21, 2004, and which bear interest at 8% per annum. Interest expense was also recognized as a result of amortization of the deferred financing costs associated with the issuance of the convertible loan notes, and on the discount on the convertible loan notes arising as a consequence of recognizing the beneficial conversion feature.

Net loss

     For the year ended December 31, 2004, we recorded a net loss of US$47.2 million, an improvement of US$0.2 million over the net loss of US$47.4 million recorded in 2003.

Capital Expenditure

     In 2004 capital expenditure increased by 77% to US$3.9 million from US$2.2 million in the year ended December 31, 2003. During 2003, we also incurred cash expenditure for the purchase of Netcom (approximately US$0.8 million) and Cybernet (approximately US$3.2 million).

     Capital expenditure incurred in 2004 included US$1.3 million to ‘light’ the French western loop of our European network. The balance of expenditure was predominately incurred in the acquisition of computer hardware and IP equipment to support the launch of our managed hosting portfolio and to support Cybernet’s ongoing business.

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

Revenue

     For the year ended December 31, 2003, we recognized revenues of $18.9 million compared to $6.8 million for the year ended December 31, 2002 on a combined basis, an increase of 178%.

     This increase was primarily due to the revenues being generated by the companies which we acquired during 2003. Cybernet contributed US$8.7 million and Netcom US$4.8 million of the total revenue line.

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

Cost of Sales

     For the year ended December 31, 2003, we incurred costs of sales of $10.0 million, or 53% of total revenue for such period, an increase of 333% compared to $3.0 million for the year ended December 31, 2002 on a combined basis, or 44% of total revenue for such period. The reason for this increase was primarily related to the increased revenue of the Company.

     The gross margin generated by the revenues and related costs of services and sales for the year ended December 31, 2003 was 47%, while for the year ended December 31, 2002 on a combined basis, it was 56%. The reduction of 9 percentage points between 2002 and 2003 in gross margin is due to the increased focus on sales to retail customers.

Selling, General and Administrative Expenses

     For the year ended December 31, 2003, we incurred selling, general and administrative expenses of $51.2 million, a decrease of 11% compared to $57.3 million for the year ended December 31, 2002 on a combined basis. The 2002 figure includes a charge of $6.1 million for a repayment due to the French VAT authorities which is a non-recurring item. No such charge has arisen in 2003; absent the charge for French VAT, selling, general and administrative expenses in 2003 would have been 1% lower than for the year ended December 31, 2002 on a combined basis.

Gains on amounts due from bankruptcy estates

     For the year ended December 31, 2003, we recognized $0.4 million in respect of gains on amounts due from bankruptcy estates. In the period from June 7, 2002 to December 31, 2002, we recognized $25.0 million for such gains. As this item results from the adoption of fresh-start reporting, the Predecessor had no such gains in its statements of operations. This item has arisen due to the Predecessor’s position as a significant creditor in the estates of several of its subsidiaries which were forced to enter into bankruptcy proceedings. The final amounts to be received ultimately depend upon the success of the liquidation processes and are considered pre-confirmation contingencies in accordance with AICPA Practice Bulletin 11. Subsequent revisions to the pre-confirmation contingencies are reported in the statement of operations.

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

Restructuring and Impairment

     For the year ended December 31, 2003, we incurred no expense for restructuring and impairment compared with an expense of $0.9 million for the year ended December 31, 2002 on a combined basis. During 2003, no restructuring was undertaken and, in the view of management, there was no impairment of any assets.

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

Liquidity and Capital Resources

     The Company and the Predecessor have experienced significant net losses from operations and negative cash flows from operations for most of their history. We are currently operating at a net loss and experiencing negative cash flows through the current year to date and expect to continue to do so as we continue to implement the New Viatel Business Plan and expand our business.

     Operating cash outflows for the years ended December 31, 2004 and 2003 amounted to US$48.8 million and US$25.1 million respectively. The 2004 cash outflow included US$10.5 million of cash which was subject to a hedging conversion which straddled the year end and consequently fell to be recognized as an around to be received from exchange contracts and not as cash or cash equivalents as of December 31, 2004. This amount receivable from exchange contracts was received in cash on January 5, 2005. Financing activities during 2004 generated gross proceeds of US$52.25 million from the issue of loan notes, such monies being reduced by US$8.1 million due to costs incurred in connection with the loan note offering, resulting in completion of the April 2004 financing.

     As of May 31, 2005, our available cash amounted to US$8.7 million. As of December 31, 2004, our available cash amounted to US$22.8 million and as of December 31, 2003, our available cash amounted to US$30.4 million. Since the Effective Date, we have met our cash requirements through the financing from the Investors, the recovery of funds through the Plan of Reorganization, recoveries from the bankruptcy proceedings of certain subsidiaries of the Predecessor, interest income on short-term investments and trade receipts. Operating cash outflows for the years ended December 31, 2004 and 2003 amounted to US$48.8 million and US$25.1 million respectively.

     We currently have limited financial resources available to support our ongoing operations, to fund the New Viatel Business Plan and to pay our ongoing operational obligations as they become due. Interest on the New Notes is to be initially 12% per annum, payable semi-annually with the interest rate increasing by 0.5% per annum on each interest payment date, beginning on january 15, 2006. For the first year of issue interest will be payable on the New Notes by way of the issuance of additional New Notes. After the first anniversary of the New Notes, interest will be payable in cash only.

     The New Notes are to have a 2 year maturity and will rank senior to all subordinated debt of the Company (including the Existing Notes) and pari passu will all senior debt of the Company. Under the terms of the June 2005 financing, the holders of the Existing Notes have agreed to subordinate their Existing Notes to the New Notes.

     The Company expects to pursue the further financing and Morgan Stanley and Värde have advised the Company that they will consider providing such financing and/or additional financing. It is currently contemplated that any such further financing would involve an investment of an additional US$16 million, with such additional amount being reduced by the proceeds of any asset sales by the Company entered into prior to the future financing, and to be further reduced to the extent that the Company’s then performance against budget does not demonstrate a need for such additional financing. No assurance can be given that the proposed further financing will be consummated. If the Company does not obtain acceptable funding, the Directors will be forced to reduce dramatically cash requirements or to raise cash, by discounting or disposing of existing development programmes or business operations, by selling assets or otherwise. These consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty. If these measures were to be inadequate to cover the Company’s cash needs, the Company would likely become insolvent. Neither Morgan Stanley nor Värde is under any obligation to participate in the further financing or any other financing, other than the June 2005 financing to the extent contemplated by the terms and conditions thereof.

     Our business plan projections would indicate that we will not generate positive cash flows on a monthly basis until into the last quarter of 2006.

     Our cash requirements and financial resources may vary significantly from our current operating budgets and financial forecasts, however, based on many factors. These factors include those set forth under the caption “Item 3. Key Information – Risk Factors” in this Form 20-F.

Commitments

     The following table provides a summary of our expected obligations and commitments to make future payments under contracts, contractual obligations and commercial commitments as at December 31, 2004:

Contractual Obligations

		Less than			More than
US$000’	TOTAL	1 year	1-3 years	3-5 years	5 years
	(United States Dollars in thousands)
Standby maintenance contracts	3,730	3,678	52	—	—
Operating leases	39,930	5,394	7,771	6,065	20,700

Loan and future interest payments	94,812	1,952	12,774	8,516	71,570

Total contractual cash commitments	138,472	11,024	20,597	14,581	92,270

     This table excludes contracts entered into shortly before the year end, in the normal course, for delivery of goods or services early in the new year. Future contractual obligations under standby maintenance contracts and operating leases are expected to be satisfied through ongoing financing and operating cashflows. Loan and future interest payments are expected to be satisfied either through ongoing financing, operating cashflows or through the exercise, at the loan holders’ behest, of the conversion of the loan notes and accumulated interest into equity. The contractual committment to make future interest payments assures interest obligations are paid in cash and not met through the conversion of accrued interest into additional loan notes.

     New Notes to the value of US$16 million are expected to be issued in connection with the June 2005 financing. These New Notes are due for repayment by June 2007. Interest on the New Notes proposed to be issued upon completion of the June 2005 financing is to be initially 12% per annum, payable semi-annually with the interest rate increasing by 0.5% per annum on each interest payment date, beginning January 15, 2006, for the first year of issue interest will be payable on the New Notes by way of the issuance of additional New Notes. After the first anniversary of the issuance of the New Notes, interest will be payable in cash only.

Research and Development and Capital Expenditures

     The following table summarizes our capital expenditure and research and development from the 2002 fiscal year through to December 31, 2004. During 2004, we conducted development activity in MPLS VPN, managed hosting, Ethernet and connectivity In 2005 the Company commenced development activity in respect of VISP and VoIP product lines and underlying network and technical solutions.

		Successor		Predecessor
	Year ended	Year ended	From June 7, 2002	From January 1,
US$000’	December 31,	December 31,	to December 31,	2002 to June 7,
	2004	2003	2002	2002
Capital expenditure	3,847	2,180	1,667	8,721
Research and development	1,093	—	—	—

Recent Accounting Pronouncements Not Yet Adopted

     On November 24, 2004, the FASB issued SFAS 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4”. The amendments made by SFAS 151 clarify that “abnormal” amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS 151 is the result of a broader effort by the FASB to improve the comparability of cross-border financial reporting by working with the International Accounting Standards

Board (IASB) toward development of a single set of high-quality accounting standards. The FASB and the IASB noted that ARB 43, Chapter 4 and IAS 2, Inventories, are both based on the principle that the primary basis of accounting for inventory is cost. Both of those accounting standards also require that “abnormal” amounts of idle freight, handling costs, and wasted materials be recognized as period costs; however, the Boards noted that differences in the wording of the two standards could have led to the inconsistent application of those similar requirements. The FASB concluded that clarifying the existing requirements in ARB 43 by adopting language similar to that used in IAS 2 is consistent with its goals of improving financial reporting in the United States and promoting convergence of accounting standards internationally. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. We do not anticipate that the adoption of SFAS 151 will have a material impact on our results of operations, financial position or cash flows.

     In December 2004, the FASB issued SFAS 123 (revised 2004), “Share-Based Payments” or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of APB 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award-the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. For public entities that do not file as small business issuers, standard is effective for the annual reporting period that begins after June 15, 2005. We are currently evaluating the impact of SFAS 123R on our results of operations, financial position and cash flows.

     In December 2004, the FASB issued SFAS 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29”, which amends APB 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We are currently evaluating the impact of SFAS 153 on our results of operations, financial position and cash flows.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

     The following table sets forth certain information with respect to our Directors and executive officers as of May 31, 2005:

Name	Age	Date of Appointment	Position

Leslie Goodman	59	July 24, 2002	Chairman of the Board (1), (2)

Lucy Woods	46	May 9, 2003	Chief Executive Officer and Director (1)

S. Dennis Belcher	64	August 8, 2002	Director (1), (2), (3)

Kevin Power	51	October 25, 2002	Director (1), (2), (3)

Name	Age	Date of Appointment	Position

Edward Greenberg	53	March 31, 2003	Director (3), (4)

Thomas E. Doster IV	36	August 8, 2002	Director (4)

Steve Best	38	July 25, 2004	Chief Technical Officer

Stuart Blythe	41	September 29, 2003	Senior Vice President and General Counsel (5)

Roberto Bonanzinga	35	September 15, 2003	Senior Vice President, Marketing

Brian McArthur Muscroft	41	August 1, 2004	Chief Financial Officer (5)

(1)	Member of the Financing Committee.

(2)	Member of the Audit Committee.

(3)	Member of the Remuneration Committee.

(4)	Serves as representative of Morgan Stanley.

(5)	Member of the Disclosure Committee.

     Leslie Goodman. Mr. Goodman has served as our Chairman since April 2003. Prior to assuming such position, Mr. Goodman served as a Director of the Company since July 2002. Mr. Goodman is a UK non-practising qualified solicitor who has spent over 30 years in the investment banking and insurance industries. He has been a director of investment banks Hill Samuel and Barclays de Zoete Wedd, and Chief Executive Officer of ACE London the UK business of ACE Limited, a Bermuda-based, NYSE-listed insurance group. He currently serves as a director of a number of other companies.

     Lucy Woods. Mrs. Woods has served as our Chief Executive Officer since May 2003. Mrs. Woods has over 20 years of telecommunications experience in the UK and European markets. From 1999 to 2003, she was Senior Vice President for MCI Europe, Middle East and Africa. Prior to that, she was a senior executive at British Telecom, where she held the posts of CEO of British Telecom Northern Ireland and the Republic of Ireland. Mrs. Woods was a member of the Patten Commission for Policing in Northern Ireland. Mrs. Woods holds an Honours Degree in Mechanical Engineering from Imperial College, University of London.

     S. Dennis Belcher. Mr. Belcher has served as a Director of the Company since August 2002. Mr. Belcher has forty-four years of experience in banking in the United Kingdom, United States and Canada. At the time of his retirement in March 2002, he was Executive Vice President, Credit and Risk Management and a member of the Loan Policy Committee at the Bank of Nova Scotia. Mr. Belcher’s other directorships include Call-Net Enterprises, Inc., Foamex International Inc. and Rand McNally and Company. Mr. Belcher is an Associate of the Institute of Bankers (UK), a Graduate of the Stonier School of Banking and a Fellow of the Insolvency Institute of Canada.

     Kevin Power. Mr. Power has served as a Director of the Company since October 2002. He has served as the Chairman of ECTA, the European Competitive Telecommunications Association since 2000 and was a member of the Board of Universal Access, Inc. from 2000-2003. He has over 20 years experience as a senior telecommunications executive in a number of companies, including GTS, Orion Network Systems and Intelsat.

     Edward Greenberg. Mr. Greenberg has served as a Director of the Company since March 2003. Mr. Greenberg, who has over 20 years of telecommunications experience, is an Advisory Director at Morgan Stanley. He was previously a highly ranked Research Analyst at Sanford Bernstein and Co., and Morgan Stanley and was Director of Telecom Research at Morgan Stanley for four years. For the last 6 years, Mr. Greenberg has been a Managing Director and Global Telecom Strategist in Morgan Stanley’s investment banking department. Previously, Mr. Greenberg served as a telecommunications policy specialist with the National Telecommunications and Information Administration and as an economist with the Federal Communications Commission.

     Thomas E. Doster IV. Mr. Doster has served as a Director of the Company since August 2002. He is the Managing Director in the Distressed Research department at Morgan Stanley and was the Chairman of the Viatel, Inc. creditors’ committee. Mr. Doster has 13 years experience in the fields of High Yield and Distressed Debt at Morgan Stanley and Goldman, Sachs & Co.

     Steve Best. Mr. Best joined Viatel as Chief Technology Officer in July 2004. Previously, Mr. Best held a number of senior positions with the MCI group including Vice President of Marketing and head of Engineering and Technology for MCI Europe, Middle East and Africa; his responsibilities while at MCI included the design of MCI’s pan-European voice network and the product development and marketing of the company’s voice, data and IP portfolio across 19 European countries. Before MCI, Mr. Best spent seven years with BT in engineering, marketing and product management. He holds a Bachelor’s Degree in Management Science from Lancaster University.

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

     Roberto Bonanzinga. Mr. Bonanzinga has served as our Senior Vice President, Marketing since September 2003. Previously Mr. Bonanzinga worked as VP Marketing and Services for Netscalibur, a pan-European business ISP. He held this role for three years, pioneering the development of virtual private networking and hosting services tailored to the needs of business customers. Mr. Bonanzinga has an indepth knowledge of the Internet industry having worked in California throughout the mid nineties developing both marketing and business strategy for a string of successful Internet companies.

     Brian McArthur Muscroft. Mr. McArthur Muscroft has served as our Chief Financial Officer since August 2004. Prior to assuming such position, Mr. McArthur Muscroft served as Group Finance Director at Eckoh Technologies plc. Prior to that, Mr. McArthur Muscroft held a number of senior financial positions with several of the world’s largest corporations, including Chief Financial Officer at WorldCom EMEA and Chief Financial Officer at Cable & Wireless HKT Interactive Multimedia. He was also appointed Director of Risk Management for Cable & Wireless Asia Pacific. Mr. McArthur Muscroft spent the first 11 years of his career with the Price Waterhouse Corporate Restructuring Group in London. Mr. McArthur Muscroft is a member of the Institute of Chartered Accountants in England and Wales and has a law degree.

     There is no family relationship between any of the foregoing persons. Certain Directors became Directors pursuant to the Plan of Reorganization. Otherwise, there are no specific agreements, arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of the foregoing persons were selected as a Director or executive officer.

Compensation

     We pay an annual fee to any non-employee independent Chairman of the Board of US$100,000 in cash and to independent non-employee Directors in the amount of US$30,000 in cash, paid in quarterly instalments. Chairmen of Committees of the Board receive an additional US$10,000 per year per chairmanship, paid in quarterly instalments. In addition, independent non-employee Directors also receive US$1,200 for each Board Meeting attended and held separately and US$600 for each Board Meeting or Committee Meeting participated in by telephone. Directors who are also our employees are not separately compensated for serving on the Board. Directors are reimbursed for out-of-pocket expenses incurred in attending Board and Committee Meetings.

     The total aggregate compensation for the Board as a group for 2004 was US$225,000. The total aggregate compensation of all executive officers of the Company as a group for 2004 was US$2,492,810. During 2004, no options to purchase ordinary shares were granted to executive officers under the Company’s Equity Incentive Plan. Included in the total aggregate compensation for our Board and executive officers for 2004 was US$103,685 to provide for pension and other retirement benefits. In addition to the aggregate compensation noted above, payments totalling US$1,258,245 were made to executives resigning during the year.

     Mr. Grist resigned on July 31, 2004 and was replaced with Mr. McArthur Muscroft. Upon the effectiveness of such resignation, Mr. Grist’s contract of employment with the Company was terminated. In connection with Mr. Grist’s resignation, in July 2004 Mr. Grist exercised an option to purchase 70,000 shares at US$0.01 per share.

     As of December 31, 2004 there were no options outstanding under the Company’s Equity Incentive Plan. The Company does not intend to make any further grants under its Equity Incentive Plan and intends to terminate the Equity Incentive Plan in 2005.

Board Practices

Board of Directors

     Our Board is currently comprised of six Directorships. In connection with the April 2004 Financing, various changes to our Bye-Laws were approved and adopted by shareholder resolution at the Special General Meeting of the Company held on April 6, 2004 (the “April 2004 SGM”) which have a material impact on the powers and procedures relating to the appointment and removal of Directors. Effectively, the Investors have the power to appoint a majority of the Board at any one time. Under the Bye-Laws, Värde, Ahab Capital management, Inc, CFSC Wayland Advisers, Inc. and certain affiliated entities who purchase Existing Notes, each have the right to appoint one non-voting representative to attend all meetings of the Board until such time as they collectively beneficially own less than ten percent of the then outstanding common shares of the Company. In connection with the April 2004 Financing, the Company granted the Investors certain registration rights to cause the Company under certain circumstances to register the common shares issuable upon conversion of the Existing Notes under a registration statement to be filed with the U.S. SEC. See “Item 4. Information on the Company – Financing” and “Item 10. Further Information – Memorandum of Association and Bye-Laws”.

     Our Bye-Laws provide that at the second Annual General Meeting of the Company, all of the Directors (other than any holding executive office) are to retire from office, and at every subsequent Annual General Meeting one-half of the Directors who are subject to retirement by rotation or, if their number is not two or a multiple of two, the number nearest to but not more than one-half shall retire from office. The Directors to retire shall be those who have been longest in office since their last appointment or reappointment, but as between persons who became or were last reappointed Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. As a result of the Bye-Law amendments adopted by shareholders’ resolution at the April 2004 SGM in connection with the April 2004 Financing, the Bye-Law in relation to retirement by rotation is not applicable for so long as the Special Share is outstanding (see “Item 10. Further Information – Description of Share Capital — Memorandum of Association and Bye-Laws”). As a result Bermuda law applies and each Director is appointed at the relevant annual general meeting and serves until reappointed at the following AGM or until their successors are appointed, unless they are earlier removed or resign.

     We have not entered into any service agreements providing for benefits to our Directors upon termination of their Directorships.

Committees of the Board of Directors

     Our Board has established three standing committees, a Remuneration Committee, an Audit Committee and a Disclosure Committee. The current members of the Remuneration Committee are Messrs. Belcher, Greenberg and Power; the current members of the Audit Committee are Messrs. Belcher, Goodman and Power; and the current members of the Disclosure Committee are Messrs. Blythe, McArthur Muscroft and Steve Garry.

     The Remuneration Committee reviews general policy matters relating to compensation and benefits of our employees and officers and administers our Equity Incentive Plan and the EBT. See “Item.6 – Employee Benefit Trust”. None of our executive officers currently serves on the Remuneration Committee of another entity or any other committee of the board of another entity performing functions similar to the Remuneration Committee. No interlocking relationships exist between our Board or our Remuneration Committee and the board of directors or compensation committee of any other company.

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

     The Disclosure Committee was established pursuant to a written Disclosure Committee Charter approved by our Board. The Disclosure Committee Charter was adopted by our Chief Executive Officer and Chief Financial Officer and ratified by our Board by written Directors’ resolutions dated December 28, 2003. The Charter enumerates the Committee’s responsibilities, including designing disclosure controls, monitoring their effectiveness and supervising the preparation of our disclosure documents. The Disclosure Committee oversees the gathering of information in connection with the preparation of the reports that we file under the Exchange Act, including this Form 20-F, and works to ensure the accuracy and completeness of our disclosures in such reports.

Employees

     The following tables set forth the number of full-time employees on a functional basis at the end of each of 2004, 2003 and 2002:

	2004	2003	2002

Engineering and Operations	50	41	43
Sales, Services and Marketing	143	105	22
Finance	14	15	7
Management Information Systems	9	5	5
Legal and Human Resources	7	2	1
Other	2	14	5

Total	225	182	83

     As at May 31, 2005, the Company had 198 full-time employees, of which 48 are engaged in Engineering and Operations, 120 in Sales & Service and Marketing, 13 in Finance, 8 in Management Information Systems, 8 in Legal and Human Resources and two others to include the Chief Executive Officer and one administrative assistant. The breakdown of these 198 full-time employees by geographic location is as follows:

May 31, 2005	Total	UK	Belgium	France	Germany	Netherlands	Switzerland
Engineering & Operations	48	36	1	3	1	2	5
Sales, Services and Marketing	120	90	—	1	1	2	26
Finance	13	11	—	1	—	—	1
Management Information Systems	8	8	—	—	—	—	—
Legal and Human Resources	7	7	—	—	—	—	—
Other	2	2	—	—	—	—	—

Total	198	154	1	5	2	2	32

     None of the foregoing employees including those referred in the table set out above is or was represented by a labour union or, save for the 5 employees employed by the French company, Viatel Operations SA, who are covered by a collective agreement.

Share Ownership

Beneficial Ownership of Executive Officers and Directors

     As at May 31, 2005, none of our executive officers or directors reported any information to us concerning any related beneficial ownership of our common shares. For these purposes, beneficial ownership is determined in accordance with the rules of the U.S. SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, common shares subject to options and warrants held by that person that are currently exercisable, or exercisable within 60 days, are deemed outstanding. Such common shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

     However, upon conversion of the Existing Notes held by Mrs. Woods (including those addintional notes issued to Mrs. Woods by way of interest on the Existing Notes issued to Mrs. Woods under the April 2004 financing), Mrs Woods would beneficially own 353,137 common shares of the Company, assuming a conversion price of US$0.75 per share.

     Both Mr. Edward Greenberg and Mr. Thomas E. Doster IV are Directors of the Company, and an Advisory Director and a Managing Director in the Distressed Research Department, respectively, of Morgan Stanley and therefore may be deemed to beneficially own the common shares owned by Morgan Stanley. However each of Mr. Greenberg and Mr. Doster disclaims any beneficial interest in the common shares owned by Morgan Stanley. See “Item 4. Information on the Company – Description of Certain Indebtedness” and “Item 7. Major Shareholders and Related Party Transactions” for details of Morgan Stanley’s ownership.

Equity Incentive Plan and Employee Benefit Trust

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

     As of December 31, 2004 there were no options outstanding under the Company’s Equity Incentive Plan. The Company does not intend to make any further grants under its Equity Incentive Plan and intends to terminate the Equity Incentive Plan in 2005.

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

     The Equity Incentive Plan is currently administered by the Remuneration Committee. The Equity Incentive Plan allows for the issuance of up to a maximum of 1,440,000 shares of common stock of which 1,180,000 shares remained available for grant at December 31, 2003. No options were granted during the year ended December 31, 2004. The exercise price of the share covered by each non-qualified stock option shall be as determined by the Remuneration Committee. Should an incentive stock option be granted to a person possessing more than 10% of the combined voting power of the Company, the exercise price shall not be less than 110% of the fair market value of the share on the date of grant. Options are subject to various vesting conditions as disclosed below and have a maximum term of 10 years from the grant date.

     Each option granted pursuant to the Equity Incentive Plan is evidenced by a written agreement, which contains the terms, provisions and conditions of the grant. Stock options may not be assigned or transferred during the lifetime of the holder except as may be required by law or pursuant to a qualified domestic relations order. Common stock subject to a restricted stock purchase or bonus agreement is transferable only as provided in that agreement. As at December 31, 2004, no stock options had been granted to non-employees.

Each of Mrs. Woods, Mr. Bonanzinga and Mr. Blythe were given a contractual commitment upon joining the Company in 2003 and Mr. Best and Mr. McArthur Muscroft were given a contractual commitment upon joining the Company in 2004, as to the grant of share options. No such options have been issued or the requisite Board approval given. Instead the Company has offered each of these individuals the opportunity to participate in the EBT which has been set up by the Company. Each of the aforementioned officers have accepted participation in the EBT, on such terms as approved by the Board, in satisfaction of the Company’s obligations to establish an equity compensation plan under the terms of their respective employment agreements.

     “Under the terms of the EBT, which is in the process of being formally established, amounts will be paid, in either cash or equity, for the benefit of these individuals (and their families) in connection with specified “liquidity events”. The value of such awards could potentially, in aggregate, equal 5% of the equity value of the Company (as such term as defined in the EBT) where the equity value is at least $100 million and potentially up to 10% of the equity value, where the equity value is $350 million or more (with interpolated values in between $100 million and $350 million on a pro rata basis).

Awards under the Plan will vest in 3 trances (one third effective 21 April 2005 and one third on each of the subsequent anniversaries) subject to the individual’s continued employment through each applicable resting date.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Security Ownership of Certain Beneficial Owners

     The following table sets forth certain information regarding the beneficial ownership of our common shares, as of May 31, 2005, by each person or entity known to us to own beneficially more than 5% of our outstanding common shares. Under Bermuda law the Company does not have to look past its register of members or their duly appointed proxies with regard to attendance and voting at general meetings of the Company. Neither is the Company obliged to recognize a person’s beneficial interest in shares held in trust. To this extent, beneficial owners of shares do not have the same voting rights as the registered holders of shares in the Company. All information with respect to beneficial ownership has been furnished to us by the respective shareholders and/or by way of filings with the U.S. SEC.

	Amount and Nature of Beneficial	Percentage of
Name and Address of Beneficial Owner(1)	Ownership(1)	Outstanding Shares(2)

Morgan Stanley & Co. Incorporated(3) 1585 Broadway, New York, NY 10036	1,528,870 common shares	14.4%

Aspen Partners Series A(4) c/o Aspen Advisors LLC	1,499,018 common shares	14.1%
152 West 57th Street, New York, NY 10019

	Amount and Nature of Beneficial	Percentage of
Name and Address of Beneficial Owner(1)	Ownership(1)	Outstanding Shares(2)

The Värde Fund L.P. (5) 8500 Normande Lake Blvd. #1570 Minneapolis MN 55437.	882,531 common shares	8.3%

Ramius Capital Group, LLC (6) 666 Third Avenue, 26th Floor New York, New York 10017 Citizenship (Cayman Islands)	677, 871 common shares	6.4%

1.	Beneficial ownership is determined in accordance with the rules of the U.S. SEC. In computing the number of common shares beneficially owned by a person and the percentage ownership of that person, common shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding. Such common shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, the shareholder named in the table has sole voting and investment power with respect to our common shares set forth opposite such shareholder’s name.

2.	Based on 10,630,000 common shares outstanding as of May 31, 2005.

3.	Information based on the Schedule 13D-A, dated June 29, 2005, of Morgan Stanley. As a result of the amendment of the Existing Notes under the terms of the Letter Agreement to make such Existing Notes convertible upon the election of holders of a majority of the outstanding principal amount of the Existing Notes (the “Existing Notes Amendment”), Morgan Stanley will be deemed the beneficial owner of 54,117,503 shares (or 85.6% of the Company’s outstanding shares) comprised of (a) the 1,528,870 common shares directly owned by Morgan Stanley; (b) 47,533,333 common shares issuable upon conversion of $35,650,000 million principal amount of Existing Notes held by Morgan Stanley; and (c) 5,055,300 common shares issuable upon conversion of $3,791,475 of additional Existing Notes representing accrued interest on the Existing Notes held by Morgan Stanley, based on the lowest possible conversion price under the Existing Notes of $0.75 per share. The exact number of common shares into which the Existing Notes are convertible is not calculable at the present time because the conversion price used for such conversion is based upon a calculation of the total equity value of the Company, to be calculated at the time of conversion by the Board of Directors of the Company (subject to approval of the majority noteholders). See “Item. 4 Company Information – Description of Certain Indebtedness).

4.	Information based on the Schedule 13G, dated February 11, 2005, of Aspen Partners Series A, Aspen Capital LLC, Aspen Advisors LLC and Nikos Hecht, as modified to reflect updated movements in the register of members and beneficial ownership of our common shares since the date of filing.

5.	Information based on the Schedule 13G, dated February 11, 2005, of The Värde Fund L.P., The Värde Fund V L.P., The Värde Fund VI L.P., Värde Investment Partners L.P., The Värde Select Fund L.P., The Värde Fund (Cayman) Limited, The Värde Fund V GP LLC, The Värde Fund VI GP LLC, Värde Investment Partners GP LLC, Värde Partners L.P., Värde Partners Inc. and Värde Management International Inc., George G. Hicks, Gregory S. McMillan, Marcia L. Page. The address for The Värde Fund (Cayman) Limited is 2nd Floor Harbour Centre, P.O. Box 896, George Town

BWI. All other entities can be contacted at the address listed in the table. As a result of the Existing Notes Amendment, Värde will be deemed the beneficial owner of 15,008,042 shares (or 58.5% of the Company’s outstanding shares) comprised of (a) the 882,531 common shares directly owned by Värde; (b) 13,333,333 common shares issuable upon conversion of $10.0 million principal amount of Existing Notes held by Värde; and (c) 792,178 common shares issuable upon conversion of $594,133 of additional Existing Notes representing interest payment on the Existing Notes held by Värde, based on the lowest possible conversion price under the Existing Notes of $0.75 per share. The exact number of common shares into which the Existing Notes are convertible is not calculable at the present time because the conversion price used for such conversion is based upon a calculation of the total equity value of the Company, to be calculated at the time of conversion by the Board of Directors of the Company (subject to approval of the majority noteholders). See “Item. 4 Company Information – Description of Certain Indebtedness).

6.	Information based on the Schedule 13G, dated February 11, 2005, of the RCG Carpathia Master Fund Ltd (Cayman Islands), Ramius Securities LLC, Ramius Capital Group, LLC, RCG Carpathia Master Fund Ltd, SphinX Distressed (RCG Carpathia) Segregated Portfolio, C4S & Co., LLC, Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, as modified to reflect updated movements in the register of members and beneficial ownership of our common shares since the date of filing.

Related Party Transactions

     Except as disclosed in these pages in relation to the resignation of Mr. Grist and the termination of his employment arrangements the hedging transactions entered into with Morgan Stanley and the issuance of the Existing Notes in connection with the April 2004 Financing, there were no transactions with related parties during the year ending December 31, 2004. See Item 6. Directors, Senior Management and Employees – Compensation.”

     During 2004, following the Company’s issuance of convertible loan notes, the Company entered into three hedging contracts with Morgan Stanley. These contracts allowed for the conversion of US$6 million, US$6 million and US$10 million into Pounds Sterling at “Protected” rates of US$1.8045, US$1.7975 and US$1.7885 respectively for delivery on July 1, 2004, October 1, 2004 and January 5, 2005. These conversion rates were dependent upon the GBP to USD spot rates at the time of exercise being above these rates; if market rates had been lower, the actual conversion rates would have been split between the Protected rate, and market rates, based on the proportion of time during the contract period in which actual rates had been below the Protected rates.

     In connection with the April 2004 Financing, Morgan Stanley, Värde and our Chairman Lucy Woods purchased Existing Notes in the principal amounts of $36.0 million, $10.0 million and $250,000 respectively. Additional Notes were issued in satisfaction of payment of accrued interest on the Existing Notes in respective amounts of approximately US$2.1 million, US$0.6 million and US$0.15 million. In connection with the June 2005 Financing, it is contemplated that Morgan Stanley and Värde purchase New Notes in the principal amounts of $12,937,799 million and $3,062,201 million, respectively.

     On June 23, 2005, the Investors and the Company executed the Letter Agreement pursuant to which the parties agreed to amend the terms of the Existing Notes to allow for their conversion at any time, upon the election of holders of a majority of the outstanding principal amount of the Existing Notes.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Financial Statements

     We have elected to provide financial statements pursuant to Item 18 of this Form 20-F as included on pages F-1 to F-32.

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

     The Company had certain claims against Easynet in which the Company alleged breach of contract under an Indefeasible Right of Use Agreement dated May 30, 2000 and certain related agreements (together, “the Agreements”). The claims were formally commenced in the High Court of Justice in England as of February 11, 2003 and proceeded to a full trial commencing on November 19, 2003. The Company has now accepted, as full and final settlement of its claims under the Agreements, payment by Easynet of £6.9 million (US$13.0 million approximately) which was paid in two equal instalments in March 2004 and September 2004, the second instalment having accrued interest at an annual rate of 4%. The settlement also served to dismiss certain related counterclaims brought by Easynet against the Company. As at December 31, 2003 and 2002 the Company had a liability for future performance obligations of $4.6 million under the contract with Easynet. Under the terms of the settlement, the Company was relieved of this obligation and accordingly recognized the release of the liability in the statement of operations in 2004 upon receipt of the final settlement payment.

     In September 2003, the Company’s French subsidiary Viatel Operations SA (“Viatel Operations”) filed a claim for approximately €7.7 million (US$9.35 million approximately) in the Tribunal of Lille, France against Voies Navigables de France (“VNF”), the owner of certain French waterways to whom the Company currently pays in excess of €2 million (US$2.4 million approximately) annually for ROW charges. The claim principally asserts that the ROW charges are discriminatory and should conform more closely to the charges levied by the highway and road authorities in France. On the basis that this claim was filed by way of an “opposition procedure”, the Company is entitled to withhold payment of ongoing charges as they fall due. On this basis the Company has withheld its ROW charges for 2004 in an amount of €1.95 million approximately (US$2.37 million approximately) and it is anticipated that payment of the ROW charges for 2005 in an amount of €2 million approximately (US$2.5 million approximately) will be withheld on the same basis. If the Company is unsuccessful in its claim, it will likely be required to pay all outstanding fees together with interest, the interest being estimated to amount to as much as approximately €120,000 (US$150,000 approximately). Judgment is not expected until the end of 2005 at the earliest.

     Similar claims in respect of ROW charges have been filed against each of: (1) Compagnie Nationale du Rhône (“CNR”); (2) Ville de Paris (“VDP”); and (3) SAGEP. The amounts of the claims being, respectively, approximately €1.16 million (approximately US$1.4 million) against CNR; approximately €1.4 million (approximately US$1.75 million) against VDP; and approximately €1.18 million (approximately US$1.43 million) against SAGEP. In the case of both CNR and SAGEP, the Company has again withheld payment of fees currently due – should the Company lose the relevant proceedings, this could yield a liability to repay (including applicable interest) an amount of approximately €900,000 (approximately US$1.1 million) to CNR and an amount of approximately €430,000 (approximately US$530,000) to SAGEP.

     It should be noted that the outcome of the legal claims with respect to the ROW charges could be substantially influenced by the enactment by the French government of a proposed regulation intended to provide for a limit on the fees payable with respect to the grant and use of ROWs on the public domain. Under a current draft decree – dated April 14, 2005 – the proposed limit would not require any decrease in the amounts currently charged by VNF and CNR; the limit would however have the effect of requiring the fees charged by both VDP and SAGEP to be substantially reduced. The Company is currently lobbying the French government and other public bodies to argue for a lower limit to be prescribed.

     Viatel Operations is engaged in a dispute which arose as a result of the early termination of a lease agreement dated 29 September 1999. The lessor is claiming payment of: (a) an early termination indemnity in the amount of €30,489.40 (approximately US$37,000); and (b) the cost of fit-out works which, according to the lessor, Viatel Operations was under an obligation to perform under the lease. When the dispute first arose, the lessor chose to quantify the amount of the fit out works as €855,514.20 (approximately US$1.1 million). Viatel Operations denied that it was under any obligation to carry out the fit-out works, the lease being permissive in this regard, not obligatory. In February 2005, the lessor issued proceedings requesting payment of the early indemnity, a provisional payment from Viatel Operations of €69,510.20 (approximately US$84,400) for reinstating the property and, finally, the appointment of an expert by the French court whose duty will be to assess the cost of reinstating the pro“erty “on the basis of the schedule of fit-out works appended to the”lease”. The initial hearing in this matter was scheduled for April 2005 but following two postponements, made at the lessor’s request, the hearing is now scheduled for September 2005.

     Viatel Operations is also currently in dispute regarding a second lease termination – this time with respect to the termination of a lease agreement dated May 4, 2000 relating to premises in St. Denis, France (the “St. Denis Lease”). The lessor is claiming the termination to be both procedurally and substantively defective, and is consequentially claiming the balance of all payments due under the lease, amounting in aggregate to €12,678,366 (approximately US$17.3 million). Viatel Operations has received strong advice in support of its position.

     The Company’s UK subsidiary VTL (UK) Limited (“VTL (UK)”) is in dispute with a company which previously provided it with financial advice, in particular with respect to its employee benefits programme. The financial advisor is claiming an unlawful termination of its engagement with VTL (UK) and has indicated a potential related damages claim of over £100,000 (approximately US$182,000). VTL (UK) has been advised that it has strong grounds both to defend any such claim and to bring a counterclaim in respect of the breach by the financial advisor of various express and implied contractual terms relating to its former engagement.

     Fibrelac a company acting on its own behalf has filed claims against three Swiss Cantons in relation to the build of a telecommunications network. The principal basis of the claim is that, in return for allowing the build to proceed, the cantons of Bern, Basle and Aargau insisted that they be given a duct in such build, either for free or for a consideration lower than the market value, the claim being based on provisions of the Swiss Telecommunications Act including those dealing with the absence of compensation in case of access to public domain. The claims also seek to obtain a declaration of ownership of the ducts rather than indefeasible rights of use. Claims have been filed against all 3 cantons. Were the claims to be successful, Viaphone AG would be entitled, based on various agreements, on a pro rata basis (allocated pro rata by duct) to approximately CHF 10,000,000 (approximately US$8 million) together with interest at 5% per annum from late 2000.

     As previously noted, any adverse decision in all or any of the proceedings summarised above regarding ROW charges in France could render the operation of all or part of the Company’s network in France uneconomical. An adverse decision in the litigation regarding the St. Denis Lease could also have a material effect on the Company’s French subsidiary’s financial position. Subject to this, the Company does not believe that any adverse outcome from litigation would have a material adverse effect on its financial position or results of operations. The Company is not aware of any other material litigation against it. The Company does, however, have various other legal proceedings pending against it or its subsidiaries which, if adversely determined, would not have, in the Company’s view, individually or in the aggregate, a material adverse effect on its business, financial condition or results of operation.

Dividend Policy

     We do not anticipate paying dividends on our common shares in the foreseeable future.

Significant Changes

     Other than as disclosed above or elsewhere in this Form 20-F, no significant change has occurred since the date of our most recent audited financial statements.

ITEM 9. THE LISTING

Listing Details

The Predecessor

     From October l996 until May 2, 2001, the Predecessor’s common stock was actively traded on The Nasdaq National Market under the symbol “VYTL.” On May 2, 2001, Nasdaq suspended trading of the Predecessor’s common stock, which was delisted in July 2001. Below is a chart showing the trading prices of the Predecessor’s common stock on the Nasdaq National Market. Pursuant to the Plan of Reorganization, the dissolution of the Predecessor occurred in the first half of 2004.

	High	Low
Period	(in USD)
Fiscal 1998	23.50	5.00
Fiscal 1999	57.50	17.00
Fiscal 2000	75.38	1.63
First Quarter 2001	5.75	0.56
Second Quarter 2001 (1)	0.86	0.06
Third Quarter 2001 (2).	0.06	0.03
Fourth Quarter 2001	N/A	N/A
Fiscal 2002	N/A	N/A

(1)	On May 2, 2001, the Nasdaq National Market suspended trading of the common stock of the Predecessor.

(2)	In July 2001, the Nasdaq National Market delisted the common stock of the Predecessor.

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

     The following table sets out, for the periods indicated, the high and low sales prices of our common shares:

	High	Low
Period	(in USD)
Fourth Quarter 2002	N/A	N/A
First Quarter 2003	1.35	1.10
Second Quarter 2003	1.35	0.50
Third Quarter 2003	4.25	0.50
Fourth Quarter 2003	8.00	0.50
First Quarter 2004	2.75	0.75
Second Quarter 2004	1.90	0.90
July 2004	1.20	0.90
August 2004	0.92	0.70
September 2004	0.90	0.60
October 2004	0.95	0.60
November 2004	1.05	0.85
December 2004	1.50	0.90
January 2005	0.96	0.75
February 2005	0.95	0.75
March 2005	0.95	0.60
April 2005	0.75	0.20
May 2005	0.30	0.07
June 2005 (through June 16, 2005)	0.10	0.07

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

ITEM 10. ADDITIONAL INFORMATION

Description of Share Capital

     At the April 2004 SGM the Company resolved, among other things, that: (a) the authorized share capital of the Company be increased to US$2,500,000 by the creation of an additional 150,000,000 common shares; and (b) one unissued common share of the Company be redesignated as the Special Share.

     As a result, the authorized share capital of the Company is US$2,500,000 divided into 250,000,000 common shares of US$0.01 each (“common shares”). As of May 31, 2005, there were 10,630,000 fully paid common shares issued and outstanding. As of May 31, 2005 the Company had no outstanding options to purchase its common shares.

Historical Movement in the Authorized Share Capital

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

     170,000 of the Directors’ Options were exercised during the year ended December 31, 2003. As of May 31, 2005 all other outstanding Officers Options had either been exercised or terminated.

     On March 31, 2003 the Board resolved to purchase and cancel 100,000 shares from Michael Mahoney, in accordance with section 42A of the Bermuda Act, pursuant to a settlement agreement and general release among Michael Mahoney, the Company and VTL (UK) dated March 24, 2003 and a stock exchange agreement between the Company and Michael Mahoney dated April 1, 2003. These shares were formally cancelled during 2004. See “Item 6. Directors, Senior Management and Employees – Compensation”.

Memorandum of Association and Bye-Laws

     We are an exempted company organized under the Bermuda Act.

     The rights of our shareholders are governed by Bermuda law, our Memorandum of Association and our Bye-Laws. The Bermuda Act differs in some material respects from laws generally applicable to U.S. corporations and their shareholders.

     As a condition to the closing of the April 2004 Financing, and so as to give effect to various rights to be conferred on the Investors, certain amendments to the Bye-Laws were passed by shareholders resolutions at the April 2004 SGM. Such rights conferred on the Investors relate in particular to the ability of the Investors to appoint new Directors and to approve/veto the taking of certain material actions by the Company. In order to give effect to these rights under Bermuda law the Special Share was issued with the Notes to a trustee acting on behalf of the Investors (and their transferees). The Special Share was issued with such rights as are required to enable the Investors (and their transferees) to exercise the various Investor rights provided for under the April 2004 Financing documentation.

     With respect to the taking of any material actions that will require the approval of the Investors, to the extent that any such actions may, under Bermuda law, require the approval of the Company’s shareholders in general meeting, the Special Share has been granted weighted voting rights (nine votes for every one vote cast by other Shareholders) to ensure it can carry any relevant vote; to the extent that a vote of the shareholders is required by Bermuda law, such actions are able to be taken with the consent alone of the holder of the Special Share.

     Further reference is made below to these and other amendments adopted at the April 2004 SGM; this is not intended however to be a comprehensive summary of such adopted amendments. Full details of the Bye-Law amendments are set out in the documents accompanying the Company’s Notice of the April 2004 SGM (the “April 2004 SGM Notice”); see in particular the Chairman’s Letter and Part III of the April 2004 SGM Notice. The April 2004 SGM Notice and related materials were filed as exhibits to the Form 6-K of the Company dated March 10, 2004 (the “March 10 6-K”). The March 10 6-K and such exhibits are hereby incorporated by reference in this Form 20-F.

     The following is a summary of the material provisions of Bermuda law and our organizational documents as were in effect as of May 31, 2005.

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

Board Actions

     Our Bye-Laws provide that, subject to the prior consent of the holder of the Special Share in certain circumstances, certain actions are required to be approved by our Board. Actions must be approved by a majority of the votes present and entitled to be cast at a properly convened meeting.

     A Director who has disclosed his interest in a transaction or arrangement with the Company, or in which the Company is otherwise interested, may be counted in the quorum and vote at any meeting at which such transaction or arrangement is considered by the Board.

Board Remuneration

     Our Bye-Laws provide that the ordinary remuneration of the Directors shall be as is set out in the Bye-Laws or as is determined by resolution of the Directors. The shareholders, at the third annual general meeting of the Company held on December 8, 2004, further authorized the Directors to determine and approve the remuneration of each Director.

Directors’ Borrowing Powers

     Our Bye-Laws provide that, subject to the prior consent of the holder of the Special Share, the Board may exercise all of the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any other person.

Election or Removal of Directors

     As noted in “Item 4. Information on the Company – Description of Certain Indebtedness” and “Item 6. Directors, Senior Management and Employees – Board Practices” under the Bye-Law amendments adopted at the April 2004 SGM, significant changes with respect to the mechanism for the appointment and removal of Directors were made. Effectively, the Investors have the power to appoint a majority of the Board at any time.

     Our Bye-Laws provide that at the second annual general meeting of the Company all of the Directors (other than any who holds executive office) shall retire from office, and at every subsequent annual general meeting one-half of the Directors who are subject to retirement by rotation or, if their number is not two or a multiple of two, the number nearest to but not more than one-half shall retire from office. The Directors to retire shall be those who have been longest in office since their last appointment or reappointment, but as between persons who became or were last reappointed Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. Under the Bye-Law amendments adopted at the April 2004 SGM, provision is now made that for so long as the Special Share is outstanding, the Bye-Law providing for retirement by rotations shall not be applicable. Meantime, Bermuda law will apply to retirement of Directors which states Directors are appointed at the annual general meeting and serve until reappointed or until their successors are appointed, unless they are earlier removed or resign.

     No person may be appointed a Director unless he is either: (a) recommended by our Board; or (b) recommended, appointed or elected by the holder of the Special Share; or (c) proposed by a shareholder for appointment at a general meeting. In the latter case, the shareholder must give the Company a duly executed notice of his intention to propose a person for appointment in the form more particularly described in the Bye-Laws not less than five, nor more than twenty-five, clear days before the date appointed for the general meeting.

     At anytime the holder of the Special Share can increase the number of directors constituting the Board up to thirteen. Only the holder of the Special Share can elect and appoint Directors (“Investor Designees”) to fill the vacancies created by an increase in the size of the Board made by it or to elect or to appoint any Director to replace or fill any vacancy created by such Investor Designee or any Investor-Appointed Director. Effectively, the Investors (and their transferees) have the right, at any time, to increase the size of the Board and to approve a number of Directors sufficient to cause a majority of the Board to be designees of the Investors (and their transferees).

     Except in relation to a vacancy resulting from an increase in the size of the Board carried out by the holder of the Special Share or a vacancy as a result of an Investor-Appointed Director, our Bye-Laws grant the Board power to appoint individuals to fill vacancies among its members as a result of the resignation or removal of a Director so long as there is a vacancy on the Board which was not created by the holder of the Special Share.

     A Director (other than an Investor-Appointed Director) can be removed from office by a vote of the shareholders at a special general meeting called for such purpose. Any vacancy created by the removal of a Director at a special general meeting may be filled at that meeting by the election or appointment of another Director in his or her place or, in the absence of any such election or appointment, by our Board. For so long as the Special Share is outstanding, the holder of the Special Share alone will be entitled to remove any Investor-Appointed Director(s), but will not be entitled to remove any non-Investor-Appointed Director(s).

Common Shares

     As noted above, in connection with the April 2004 SGM, a Special Share was issued to a trustee acting on behalf of the Investors (and their transferees). The rights that are attached to the Special Share are set out in the April 2004 SGM Notice – see in particular Part III of the April 2004 SGM Notice and the Chairman’s Letter.

     Subject to the weighted voting rights attached to the Special Share (nine votes for every one vote cast by other shareholders), the holders of our common shares present in person or by proxy at a general meeting are entitled, on a vote by show of hands, to one vote each and, on a poll vote, to one vote per common share on all matters to be voted upon by the shareholders. The holders of common shares are entitled to receive dividends out of assets legally available for such purposes at times and in amounts as our Board, with the prior consent of the holder of the Special Share only, may from time to time determine.

     Subject to the weighted voting rights attached to the Special Share in relation to the election and appointment of Investor Designees (see above), cumulative voting for the election of directors is not provided for in our Memorandum of Association or Bye-Laws, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Our common shares are not entitled to pre-emptive rights and are not subject to conversion or redemption.

     There are no sinking fund provisions applicable to our common shares.

Voting Rights

     Under Bermuda law, except as otherwise provided in the Bermuda Act, or in a company’s bye-laws, questions brought before a general meeting of shareholders are decided by a majority vote of shareholders present at the meeting. Our Bye-Laws provide that, subject to the provisions of the Bermuda Act, and subject to the weighted voting rights attached to the Special Share (nine votes for every one vote cast by other shareholders), any question proposed for the consideration of the shareholders will be decided by a simple majority of the votes cast with each shareholder present, and each person holding proxies for any shareholder, entitled, on a show of hands, to one vote each and, on a poll vote, to one vote for each common share held by the shareholder, except in certain exceptional cases where a greater majority vote is required by our Bye-Laws.

Dividends

     Under Bermuda law, a company may pay dividends that are declared from time to time by its board of directors unless there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts. The board of directors is unable to declare dividends without the prior consent of the holder of the Special Share.

Rights in Liquidation

     Under Bermuda law, in the event of liquidation or winding up of a company, after satisfaction in full of all claims of creditors and subject to the preferential rights accorded to any series of preference shares, the proceeds of the liquidation or winding up are distributed pro rata among the holders of common shares.

Transfer of Shares

     Our Bye-Laws contain provisions relating to the transfer of shares in the Company and, separately, the transfer of the Special Share. These include a power given to the Board to, in its absolute discretion and without assigning any reason therefor, decline to register any transfer of any share which is not a fully paid share.

Amendment of Memorandum of Association and Bye-Laws

     Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Our Bye-Laws also provide that such resolution passed at a general meeting of shareholders must include the vote of the holder of the Special Share (exercising its weighted voting rights). An amendment to the memorandum of association, other than an amendment which alters or reduces a company’s share capital as provided in the Bermuda Act, also requires the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion.

     Our Bye-Laws may be amended by our Board if the amendment is approved by: (1) a vote of a majority of the votes cast by the Directors; and (2) our shareholders by a resolution passed by the majority of the votes cast at a general meeting, such resolution passed must include the vote of the holder of the Special Share (exercising its weighted voting rights).

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

     Under our Bye-Laws, we must give each shareholder at least 21 days’ notice of the annual general meeting and at least 10 days’ notice of any special general meeting. Similarly, we must give each shareholder not less then 21 days’ notice of any meeting adjourned through want of a quorum.

     Our Bye-Laws provide that at least two shareholders present in person or by proxy and entitled to vote, representing the holder(s) of 20% or more of our issued shares (and subject to the presence of the holder of the Special Share (in person or proxy) in matters on which the Special Share would be controlling is proposed to be considered) constitutes a quorum, except in certain exceptional cases. To the extent permissible under Bermuda law, at a meeting called at which any matter on which the vote of the Special Share would be controlling is proposed to be considered, the presence of the holder of the Special Share (in person or proxy) shall constitute the necessary quorum.

     Our Bye-Laws further provide that, except in exceptional circumstances, quorum for an adjourned meeting shall be two shareholders present in person or by proxy and entitled to vote and representing the holders of 10% or more of the issued shares and, to the extent permissible under Bermuda law, at an adjourned meeting called at which any matter on which the vote of the Special Share would be controlling is proposed to be considered, the presence of the holder of the Special Share (in person or proxy) shall be deemed to represent a holder of 10% or more of the issued shares.

     The Chairman may invite any person to attend and to speak at a general meeting of the Company where he considers it will assist in the deliberations of the meeting, provided, however, each shareholder, including the holder of the Special Share, shall be entitled to attend and speak at all general meetings of the Company.

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

Amalgamation

     Under our Bye-Laws, a resolution proposed at a general meeting to approve the amalgamation of the Company with any other entity shall require the approval of a simple majority of the votes cast at the meeting, such votes cast must include the vote of the holder of the Special Share (exercising its weighted voting rights).

Continuation

     Our Bye-Laws provide that, subject to Bermuda company law, a resolution proposed to approve the discontinuation of the Company in Bermuda and the continuation of the Company in a jurisdiction outside Bermuda shall require the affirmative vote of the simple majority of the votes cast at a general meeting.

Appraisal Rights and Shareholder Suits

     Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company, a shareholder who is not satisfied that fair value has been paid for the shares may apply to the Bermuda Court to appraise the fair value of the shares. Under Bermuda law and our Bye-Laws, our amalgamation with another company requires the amalgamation agreement to be approved by our Board and, except where the amalgamation is between a holding company and one or more of its wholly-owned subsidiaries or between two or more wholly owned subsidiaries, at a meeting of our shareholders at which the holder of the Special Share must be present in person or proxy in order for such meeting to be quorate. Under Bermuda law, an amalgamation also requires the consent of the Bermuda Minister of Finance, who may grant or withhold such consent at his or her discretion.

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

Material Contracts

     On June 23, 2005 the Company executed binding documentation in connection with the June 2005 Financing. The investment agreement related to the June 2005 Financing are filed as an exhibit to this Form 20-F. It was a condition of the April 2004 Financing that our Chief Executive Officer, Lucy Woods, entered into an employment agreement on terms satisfactory to the Investors. The employment agreement entered between the Company and Mrs. Woods on April 21, 2004 is filed as an exhibit to this Form 20-F.

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

     We have been designated by the Bermuda Monetary Authority as non-resident of Bermuda for exchange control purposes and are required to obtain the permission of the Bermuda Monetary Authority for the issue and free transferability of all of our shares. Approval or permissions received from the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving those approvals or permissions, the Bermuda Monetary Authority will not be liable for our performance or default or for the correctness of any opinions or statements expressed in this Form 20-F.

     The transfer of common shares is subject to the consent of the Bermuda Monetary Authority and the issuance of additional common shares within the current authorized share capital may be effected subject to the consent of the Bermuda Monetary Authority under the Exchange Control Act of 1972 and regulations thereunder. As we have been designated as non-resident of Bermuda for exchange control purposes, there are no exchange control restrictions on our ability to transfer funds (denominated in currencies other than Bermuda dollars) in and out of Bermuda or to pay dividends to non-Bermuda residents who are holders of our common shares.

     Except as ordered by a court of competent jurisdiction, as required by law, or as otherwise contemplated by our constitution, in the case of a shareholder acting in a special capacity, for example, as trustee, we are under no obligation to recognise a person as holding any share upon trust and the Company is not bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as otherwise provided in the bye-laws of the Company, or by law) any other right in respect of any share except an absolute right to the entirety thereof in the registered holder.

     As an exempted company, we are not subject to restrictions on the percentage of share capital held by non-Bermudians. However, except with the express permission of the Bermuda legislature, we may not, as an exempted company, carry on certain activities including, but not limited to:

•	the acquisition or holding of land in Bermuda, except that required for its business and held by way of lease or tenancy for terms of not more than 50 years or, with the consent of the Minister of Finance, that required to provide accommodation or recreational facilities for its employees and held by way of lease or tenancy for terms of not more than 21 years;

•	the taking of mortgages on land in Bermuda;

•	the acquisition of any bonds or debentures secured on any land in Bermuda except bonds or debentures issued by the Bermuda government or a public authority; or

•	the carrying on of business of any kind in Bermuda other than with persons outside Bermuda, except in certain limited circumstances such as doing business with another exempted company in Bermuda in furtherance of our business carried on outside Bermuda.

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

     If a partnership or other entity taxable as a partnership holds our common shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such partner should consult its tax advisors as to the tax consequences of the partnership owning and disposing of our common shares .

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

     all of which are subject to change either prospectively or retroactively. The 1986 tax treaty between the UK Government, on behalf of Bermuda and the United States, which relates only to the taxation of insurance enterprises and mutual assistance in tax matters, will generally not affect the Bermuda tax and U.S. federal income tax considerations material to the purchase of our common shares.

     We intend this discussion to be a general description of the Bermuda tax and U.S. federal income tax considerations material to the purchase of our common shares. We do not discuss U.S. state, local or other tax laws that may apply. Therefore, you should consult your own tax advisor regarding the tax consequences of purchasing our common shares.

Bermuda Tax Considerations

     As of the date of this Form 20-F, there is no Bermuda income, corporation or profits tax, dividend withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or our shareholders, other than shareholders ordinarily resident in Bermuda. We are not subject to stamp duty on the issue or transfer of our shares.

     We have obtained an assurance from the Ministry of Finance granting an exemption, until 28 March 2016, from the imposition of tax under any applicable Bermuda law computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, provided that such exemption shall not prevent the application of any such tax or duty to such persons as are ordinarily resident in Bermuda and shall not prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 or otherwise payable in relation to land in Bermuda leased to us.

     As an exempted company, we are liable to pay the Bermuda Government an annual registration fee calculated on a sliding scale based upon our authorized share capital and any premium paid on the issue of shares at a rate not exceeding Bermuda Dollars 27,825 per annum.

U.S. Tax Considerations

Taxation of Dividends Distributed on our Common Shares.

     Subject to the passive foreign investment company rules discussed below, you, as a U.S. Holder, generally will include in income dividend distributions received from us, which we will pay in U.S. Dollars, to the extent of our current or accumulated earnings and profits as determined under U.S. tax principles. To the extent dividend distributions paid by us exceed our current or accumulated earnings and profits, they will be treated first as a tax-free return of capital to the extent of your adjusted tax basis in the shares, and then as gain from the sale or exchange of shares.

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

     For the taxable years ending December, 31, 2003 and December 31, 2004, we do not believe we satisfied either the Income Test or the Asset Test. We did, however, satisfy the Asset Test for the taxable year ending December 31, 2002. Therefore, unless we qualify for the “start-up year” exception (described below), we will be considered a PFIC for the taxable year ending December 31, 2002 and all subsequent years, even if in subsequent years we fail both the Income Test and the Asset Test. We will qualify for the start-up year exception for the taxable year ending December 31, 2002 if:

•	a predecessor corporation was not a PFIC;

•	we establish to the satisfaction of the Internal Revenue Service that we would not be a PFIC for our 2003 and 2004 taxable years based on current estimates; and

•	we in fact are not a PFIC for either of our 2003 and 2004 taxable years.

     As of December 31, 2002, based on our then-projected income, assets and activities, we believed that we would not be classified as a PFIC for our taxable years ending December 31, 2003 and 2004, and, as noted above, for the taxable years ending December 31, 2003 and 2004, we do not believe we would be classified as a PFIC. Therefore, we believe we should qualify for the start-up year exception. Our determination that we are not a PFIC depends upon whether our gross income and holdings of passive assets remain at a level that will not cause us to become a PFIC. While we intend to so manage the level of our gross income and passive assets, it may not always be feasible for us to do so. In addition, since the nature of our income, assets and activities may change, we cannot be certain that we will not be classified as a PFIC for our taxable year ending December 31, 2002, or any subsequent year .

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

     The fluctuation in the exchange rates resulted in a foreign currency gain reflected in the consolidated statement of operations of US$1.5 million for the year ended December 31, 2004 and US$3.3 million for the year ended December 31, 2003. For the period from June 7, 2002 to December 31, 2002 there was a foreign currency loss of US$1.4 million. For the Predecessor period from January 1, 2002 to June 7, 2002, there was a foreign currency gain of US$0.4 million.

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

     The fluctuation in the exchange rates resulted in a cumulative translation adjustment gain reflected as a component of accumulated other comprehensive loss in stockholders’ equity, of US$3.6 million for the year ended December 31, 2004 and of US$11.3 million for the year ended December 31, 2003. For the period from June 7, 2002 to December 31, 2002, there was a gain of US$3.6 million. In the Predecessor, there were gains of US$7.0 million for the period from January 1, 2002 to June 7, 2002.

     Exchange rates can vary significantly. The Euro high and low rates varied by approximately 16% in relation to the U.S. Dollar during the year ended December 31, 2004; in 2003, the variation was in the region of 22%. This variation affects the average exchange rates used to translate the income statements of our operating companies whose functional currency is not U.S. Dollars. At December 31, 2004, the Euro to U.S. Dollar exchange rate was approximately 8% above where it was at the beginning of the year; as at December 31, 2003, the corresponding figure was 17%. This variation affects the ending exchange rates used to translate amounts on the balance sheet of our operating companies whose functional currency is not U.S. Dollars. Future changes in the value of the Euro could have a material impact on our financial position and results of operations. We also experienced fluctuations in other exchange rates.

Hedging against foreign exchange risks

     We manage currency exchange rate exposure through the use of hedging transactions and natural hedging strategies through our treasury planning function, and it is anticipated that we will continue to do so.

     During 2004 the Company entered into three hedging contracts. These contracts allowed for the conversion of US$6 million, US$6 million and US$10 million into Pounds Sterling at “Protected” rates of US$1.8045, US$1.7975 and US$1.7885 respectively for delivery on July 1, 2004, October 1, 2004 and January 5, 2005. These conversion rates were dependent upon the GBP to USD spot rates at the time of exercise being above these rates; if market rates had been lower, the actual conversion rates would have been split between the Protected rate, and market rates, based on the proportion of time during the contract period in which actual rates had been below the Protected rates.

     We have exposure to financial market risks, including changes in interest rates and foreign exchange rates. At December 31, 2004 and 2003, the Company’s financial instruments consisted of short-term investments and money market deposits. At December 31, 2004 and 2003 all of our investments were due to mature within three months and the carrying value of such investments approximates fair value.

Sensitivity analysis

     As mentioned above, at December 31, 2004 and 2003, we had Euro and Pound Sterling denominated balances held by group entities with a functional currency in U.S. Dollars. Therefore, this exposes the Company to foreign currency exchange rate risk in the Statement of Operations. At December 31, 2004, a 10 percent weakening of the U.S. Dollar against all other currencies in which the Group’s net earnings are denominated would have resulted in a decreased loss of US$3.4 million (2003 – US$2.1 million). A 10 percent strengthening of the U.S. Dollar against all other currencies in which the Group’s net earnings are denominated would have resulted in a further loss of US$3.1 million (2003 – US$1.9 million). The change in exposure from year to year is related to the change in the balance of the Euro and Pound Sterling denominated balances.

Interest Rates

     In connection with the April 2004 Financing the Company issued convertible loan notes with a principal amount of US$52.25 million, which bear interest at a fixed rate of 8% per annum to be compounded and payable semi-annually by way of additional Notes or, at the Company’s option, in cash. The loan notes are convertible into common shares of the Company at a conversion price of US$0.75 per common share on 21 April 2013 or earlier upon the occurrence of certain specified “liquidity events” such as a change of control or an initial public offering. The loan notes are also puttable at a price of 101% of the principal should a change of control of the Company be effected. Otherwise the loan notes are repayable at par on 21 April 2014.

     Interest on the New Notes proposed to be issued upon completion of the June 2005 Financing is to be initially 12% per annum, payable semi-annually with the interest rate increasing by 0.5% per annum on each interest payment date, beginning January 15, 2006. For the first year of issue interest will be payable on the New Notes by way of the issuance of additional New Notes. After the first anniversary of the issuance of the New Notes, interest will be payable in cash only.

PART II

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     See “Item 4. Information on the Company — Chapter 11 Reorganization”.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Pursuant to the Plan of Reorganization, the Predecessor’s common shares, preferred stock and warrants were cancelled and the holders of such securities did not receive any shares or other securities in the Company. See “Item 4. Information on the Company – Chapter11 Reorganization”.

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

     We have carried out the above-referenced evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004, the end of the period covered by this Form 20-F. This evaluation has been carried out under the supervision of, and with the participation of, our senior management, including our Chief Executive Officer (our principal executive officer) and our Chief Financial Officer (our principal financial officer).

     Based upon this evaluation, we have concluded that as of December 31, 2004 our disclosure controls and procedures were adequate and effective to ensure that material information is made known to our management and that the information required to be disclosed in this Form 20-F and our other reports to be filed under the Exchange Act is timely recorded, processed, summarized and reported.

     The steps that have been taken to achieve this result include:

•	We have engaged an external law firm to review various aspects of our Exchange Act disclosure procedures.

•	We have established a Disclosure Committee operating under a written Disclosure Committee Charter approved by our Board. The Disclosure Committee Charter was adopted by our Chief Executive Officer and Chief Financial Officer and ratified by our Board. The Charter enumerates the Committee’s responsibilities, including designing disclosure controls, monitoring their effectiveness and supervising the preparation of our disclosure documents. The members of the Disclosure Committee are General Counsel Stuart Blythe, Chief Financial Officer Brian McArthur Muscroft and European Finance Director Steve Garry. The Disclosure Committee oversees the gathering of information in connection with the preparation of the reports that we file under the Exchange Act, including this Form 20-F, and works to ensure the accuracy and completeness of our disclosures in such reports.

•	The members of our Disclosure Committee have been directly involved in the preparation and review of this Form 20-F.

•	Further, our Board has approved and adopted a written Code of Ethics. See “Item 16B. Code of Ethics”.

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

     Except as described above, there were no significant changes in our internal controls or in other factors in the current year that could significantly affect our internal controls subsequent to the date of our evaluation of our disclosure controls and procedures.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

     Due to anticipated short-term additions to the Audit Committee and the Board, no “audit committee financial expert” has yet been designated.

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

     During 2004, the Company did not grant any waiver, including any implicit waiver, from any provision of the Code of Ethics to the principal executive officer, the principal financial officer, the principal accounting officer or controller, or persons performing similar functions.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     At the annual meeting of the Company held on December 8, 2004, our shareholders re-appointed Deloitte & Touche LLP, London, England, to serve as our Independent Registered Public Accounting Firm for the 2005 fiscal year. See “Item 6. Directors, Senior Management and Employees – Board Practices – Committees of the Board of Directors”.

     Aggregate fees billed and billable to the Company for the fiscal years ended December 31, 2004, 2003, and 2002 by the Company’s principal accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, “Deloitte”) were:

	Year ended December 31,
US$’000(1)	2004	2003	2002
Audit Fees (2)	321	425	518
Audit-Related Fees (3)	—	16	—

Total audit and audit-related fees	321	441	518
Tax Fees (4)	27	20	18
All Other Fees	—	—	—

Total Fees	348	461	536

(1)	Predominantly all fees are billed in Pounds Sterling. The exchange rates used in preparing this table are GBP:US$ 1:1.833, 1:1.633 for 2003 and 1:1.571 for 2002.

(2)	Consists of fees rendered for professional services for the audit of our annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. The 2003 figure excludes £45,000 (approximately US$73,000) of fees in respect of the audit of an acquired entity for the period prior to the acquisition by the Company. Of the 2002 audit fees, £70,000 (approximately US$114,000) relate to the audit of the Predecessor.

(3)	Consists of fees for financial due diligence.

(4)	Consists of fees for UK tax compliance services.

Audit Committee’s pre-approval policies and procedures

     Our Audit Committee nominates and engages our independent auditors to audit our financial statements. See also “Item 6. Directors, Senior Management and Employees – Board Practices – Committees of the Board of Directors”. In 2003, our Audit Committee also adopted a policy requiring management to obtain the Committee’s approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually specific audit and non-audit services in the categories Audit Service, Audit-Related Services, Tax Consulting Services, and Other Services that may be performed by our auditors, subject to any de minimis threshold of $25,000.

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

ITEM 18. FINANCIAL STATEMENTS

     The financial statements listed in the Index to Financial Statements are filed or incorporated by reference as a part of this Form 20-F.

ITEM 19. EXHIBITS

Exhibit
Number		Description of Exhibit	Page
1.1	-	Certificate of Incorporation of Viatel Holding (Bermuda) Limited. (Previously filed as Exhibit 1.1 to the Company’s Form 20-F for the year ended December 31, 2002 dated March 22, 2004 and incorporated by reference herein.)

1.2	-	Memorandum of Association of Viatel Holding (Bermuda) Limited. (Previously filed as Exhibit 1.2 to the Company’s Form 20-F for the year ended December 31, 2002 dated March 22, 2004 and incorporated by reference herein.)

1.3		Amendment to Memorandum of Association of Viatel Holding (Bermuda) Limited. (Previously filed as Exhibit 1.3 to the Company’s Form 20-F for the year ended December 31, 2002 dated March 22, 2004 and incorporated by reference herein.)

1.4	-	Bye-laws of Viatel Holding (Bermuda) Limited effective from April 21, 2004. (Amending and reinstating those Bye-Laws previously filed as Exhibit 99.2 to the Company’s Form 6-K dated February 5, 2004.).

2.1	-	Form of Registration Rights Agreement, among Viatel Holding (Bermuda) Limited and the other parties thereto. (Previously filed as Exhibit 2 to the Company’s Form 20-F for the year ended December 31, 2002 dated March 22, 2004 and incorporated by reference herein.)

2.2	-	Registration Rights Agreement, among Viatel Holding (Bermuda) Limited and the other parties thereto. (Previously filed as Exhibit 2 to the Company’s Form 6-K dated April 28, 2004 and incorporated by reference herein).

4.1	-	Investment and Note Purchase Agreement, among Viatel Holding (Bermuda) Limited and the other parties thereto. (Previously filed as Exhibit 1 to the Company’s Form 6-K dated April 28, 2004 and incorporated by reference herein).

4.2	-	Shareholders’ Agreement, among Viatel Holding (Bermuda) Limited and the other parties thereto. (Previously filed as Exhibit 3 to the Company’s Form 6-K dated April 28, 2004 and incorporated by reference herein).

4.3	-	Form of Note, due 2014. (Previously filed as Exhibit 4 to the Company’s Form 6-K dated April 28, 2004 and incorporated by reference herein).

4.4	-	Investment and Note Purchase Agreement among Viatel Holding (Bermuda) Limited and the other parties thereto dated June 23, 2005.

4.5	-	Letter Agreement among Viatel Holding (Bermuda) Limited and the other parties thereto dated June 23, 2005.

Exhibit
Number		Description of Exhibit	Page
4.6	-	Form of Note, due 2007.

4.7	-	Employment Agreement between Viatel Holding (Bermuda) Limited and the Chief Executive Officer, dated April 21, 2004

8	-	List of subsidiaries of Viatel Holding (Bermuda) Limited.

11	-	Code of Ethics. (Previously filed as Exhibit 11 to the Company’s Form 20-F for the year ended December 31, 2002 dated March 22, 2004 and incorporated by reference herein.)

12.1	-	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	-	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	-	Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	-	Amended Disclosure Statement with Respect to the First Amended Joint Chapter 11 Plan of Reorganization of Viatel, Inc. and Certain of its Subsidiaries (Previously filed as Exhibit 2.1 to the Company’s Form 8-K dated January 22, 2004 and incorporated by reference herein.)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Viatel Holding (Bermuda) Limited
By:	/s/ Lucy Woods
Lucy Woods
Chief Executive Officer

Date: June 30, 2005

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2004 and December 31, 2003	F-4
Consolidated Statements of Operations for the years ended December 31, 2004 and 2003, and the periods ended December 31, 2002 and June 7, 2002	F-5
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2004 and 2003, and the periods ended December 31, 2002 and June 7, 2002	F-7
Consolidated Statements of Cash Flows for the years ended December 31, 2004 and 2003, and the periods ended December 31, 2002 and June 7, 2002	F-8
Notes to the Consolidated Financial Statements	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Viatel Holding (Bermuda) Limited
Hamilton, Bermuda

We have audited the accompanying consolidated balance sheets of Viatel Holding (Bermuda) Limited, a Bermudan Company and subsidiaries (the “Company”) as of December 31, 2004 and December 31, 2003 and the related consolidated statements of operations, comprehensive (loss)/income, shareholders’ equity and cash flows for the years ended December 31, 2004 and December 31,2003, and for the periods from June 7, 2002 to December 31, 2002 (Successor Company operations) and January 1, 2002 to June 7, 2002 (Predecessor Company operations). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

In our opinion, the Successor Company consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of and for the years ended December 31, 2004 and December 31, 2003 and the consolidated results of their operations and their consolidated cash flows for the period from June 7, 2002 to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. Furthermore, in our opinion, the Predecessor Company consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of their operations and their consolidated cash flows for the period from January 1, 2002 to June 7, 2002, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ DELOITTE & TOUCHE LLP
London, England
June 30, 2005

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(United States Dollars, in thousands, unless specifically stated)

	31 December	31 December
	2004	2003

ASSETS
Current Assets:
Cash and cash equivalents	22,820	30,378
Restricted cash	486	—
Amounts receivable from exchange contracts	10,552	—
Accounts receivable (net of allowance for doubtful debts of $1,567, 2003 – $1,648)	3,167	4,026
Amounts receivable from bankruptcy estates within one year	5,320	7,257
VAT receivable	3,676	3,469
Prepaid expenses and other current assets	5,845	6,427

Total current assets	51,866	51,557

Property and equipment, net	37,986	39,899
Intangible assets, net	2,198	3,330
Other assets	—	96
Deferred financing costs	7,630	—

Total assets	99,680	94,882

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	9,322	5,135
Accrued administrative and priority claims	—	1,868
Accrued expenses	7,937	9,209
Accrued interest	1,955	—
Accrual for French VAT payable	—	6,076
Deferred revenue	4,626	3,853
Deferred income tax liability	47	—
Future performance obligations	—	4,600
Other current liabilities	3,784	2,374

Total current liabilities	27,671	33,115

Long–term liabilities:
Deferred income tax liability	—	304
Convertible loan notes	36,617	—

Total long–term liabilities	36,617	304

Total liabilities	64,288	33,419

Commitments and contingencies (Note 10)

Shareholders’ equity:
Common stock, $.01 par value: 2004 – 250,000,000 shares authorised; 10,630,000 shares issued and outstanding, 2003 – 100,000,000 shares authorized; 10,730,000 shares issued and outstanding	106	107
Additional paid–in capital	116,045	98,494
Accumulated other comprehensive income	18,459	14,914
Deferred stock compensation	—	(13)
Accumulated deficit	(99,218)	(52,039)

Total shareholders’ equity	35,392	61,463

Total liabilities and shareholders’ equity	99,680	94,882

See accompanying notes to consolidated financial statements.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(United States Dollars, in thousands, unless specifically stated)

	Successor	Successor	Successor	Predecessor

			From June 7,
	Year Ended	Year Ended	2002 to	From January
	December 31,	December 31,	December 31,	1, 2002 to June
	2004	2003	2002	7, 2002

Revenue:
Communication services revenues	26,962	17,205	2,793	1,216
Operations and maintenance fee revenue	1,828	1,707	1,371	1,451

Total revenue	28,790	18,912	4,164	2,667

Operating expenses:
Cost of sales	(16,538)	(10,015)	(1,506)	(1,518)
Selling, general and administrative (including non–cash stock compensation (income) / expense of $(48), $(27), $75 (Successor), $4,567 (Predecessor)	(67,797)	(51,225)	(30,840)	(26,502)
Gain on amounts due from bankruptcy estates	3,105	358	25,003	–
Restructuring and impairment	–	–	–	(908)
Depreciation and amortization	(9,140)	(7,181)	(2,458)	(1,736)

Total operating expenses (net)	(90,370)	(68,063)	(9,801)	(30,664)

Other operating income	17,780	–	–	–

Operating loss before reorganization items	(43,800)	(49,151)	(5,637)	(27,997)

Reorganization items	–	–	–	2,662,669

Operating (loss) / income	(43,800)	(49,151)	(5,637)	2,634,672

Other income / (expense):
Interest and other income	775	1,557	986	1,007
Interest expense	(4,395)	–	(11)	(63)

Net (loss) / income before taxation	(47,420)	(47,594)	(4,662)	2,635,616
Taxation	241	217	–	–

Net (loss) / income	(47,179)	(47,377)	(4,662)	2,635,616

Net (loss) / income per common share, basic and diluted	(4.42)	(4.43)	(0.44)	51.72

Weighted average common shares outstanding, basic and diluted	10,680	10,705	10,560	50,963

See accompanying notes to consolidated financial statements.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) / INCOME
(United States Dollars, in thousands, unless specifically stated)

	Successor	Successor	Successor	Predecessor

	Year Ended	Year Ended	From June 7, 2002	From January 1,
	December 31,	December 31,	to December 31,	2002 to June 7,
	2004	2003	2002	2002

Net (loss) / income	(47,179)	(47,377)	(4,662)	2,635,616
Foreign currency translation adjustment	3,545	11,279	3,635	7,009

Comprehensive (loss) / income	(43,634)	(36,098)	(1,027)	2,642,625

See accompanying notes to consolidated financial statements.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(United States Dollars, in thousands, unless specifically stated)

					Foreign
	Number of		Additional		Currency
	Shares of Common	Common	Paid–In	Deferred Stock	Translation	Accumulated
	Stock	Stock	Capital	Compensation	Adjustments	Deficit	Total

Balance at January 1, 2002	50,962,868	510	1,123,380	(3,966)	(95,962)	(3,570,391)	(2,546,429)
Foreign Currency translation adjustment	–	–	–	–	7,009	–	7,009
Stock options issued	–	–	2,569	(2,569)	–	–	–
Earned compensation	–	–	–	4,567	–	–	4,567
Net income	–	–	–	–	–	2,635,616	2,635,616
Impact of Fresh Start Adjustments :
Elimination of Accumulated losses	–	–	–	–	–	934,775	934,775
Elimination of foreign currency translation reserve	–	–	–	–	88,953	–	88,953
Cancellation of shares in predecessor	(50,962,868)	(510)	(1,125,691)	1,710	–	–	(1,124,491)
Issuance of common shares in connection with plan of reorganization	10,560,000	106	98,530	–	–	–	98,636

Successor Company balance, June 7, 2002	10,560,000	106	98,788	(258)	–	–	98,636
Earned compensation	–	–	–	75	–	–	75
Foreign Currency translation adjustment	–	–	–	–	3,635	–	3,635
Net loss	–	–	–	–	–	(4,662)	(4,662)

Balance at December 31, 2002	10,560,000	106	98,788	(183)	3,635	(4,662)	97,684
Earned compensation	–	–	–	68	–	–	68
Stock options exercised	170,000	2	–	–	–	–	2
Shares exchanged for One World	–	(1)	(97)	–	–	–	(98)
Stock options forfeited	–	–	(197)	102	–	–	(95)
Foreign Currency translation adjustment	–	–	–	–	11,279	–	11,279
Net loss	–	–	–	–	–	(47,377)	(47,377)

Balance at December 31, 2003	10,730,000	107	98,494	(13)	14,914	(52,039)	61,463
Shares cancelled	(100,000)	(1)	–	–	–	–	(1)
Stock options forfeited	–	–	(61)	13	–	–	(48)
Beneficial conversion feature	–	–	17,612	–	–	–	17,612
Foreign Currency translation adjustment	–	–	–	–	3,545	–	3,545
Net loss	–	–	–	–	–	(47,179)	(47,179)

Balance at December 31, 2004	10,630,000	106	116,045	–	18,459	(99,218)	35,392

See accompanying notes to consolidated financial statements

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASHFLOWS
(United States Dollars, in thousands, unless specifically stated)

	Successor	Successor	Successor	Predecessor

	Year Ended	Year Ended	From June 7, 2002	From January 1,
	December 31,	December 31,	to December 31,	2002 to June 7,
	2004	2003	2002	2002

Cash flows from operating activities:

Net (loss) / income	(47,179)	(47,377)	(4,662)	2,635,616
Adjustments to reconcile net (loss) / income to net cash used in operating activities:
Depreciation and amortization	9,140	7,181	2,458	1,736
Loss on disposal of property and equipment	344	256	–	–
Accreted interest expense on long-term debt	2,930	–	–	–
Amortization of deferred financing costs	461	–	–	–
Amortization of loan note discount	1,003	–	–	–
Deferred income tax liability	(257)	(217)	–	–
Reorganization adjustments, net of cash	–	–	–	(2,660,786)
Stock-based compensation (income) / expense	(48)	(27)	75	4,567
Non–cash exchange of common shares	–	(97)	–	–
Changes in operating assets and liabilities, net of effect of acquisitions:
Decrease / (increase) in accounts and notes receivable and accrued interest	859	1,869	(540)	8,200
(Increase) in restricted cash	(486)	–	–	–
(Increase) in amounts receivable from exchange contracts	(10,552)	–	–	–
Decrease / (increase) in prepaid expenses and other receivables	374	(6,074)	2,843	6,180
Decrease / (increase) in amounts receivable from bankruptcy estates	1,937	13,628	(15,622)	13,737
Decrease / (increase) in other assets	96	859	(374)	195
(Decrease) / increase in accrued telecommunications costs, accounts payable, and other accrued expenses	(7,446)	4,883	2,057	(1,589)

Net cash (used in) / provided by operating activities	(48,824)	(25,116)	(13,765)	7,856

Cash flows from investing activities:
Capital expenditures	(3,847)	(2,180)	(1,667)	(8,721)
Proceeds from disposal of property and equipment	–	2,697	–	2,051
Cash paid for acquisitions, net of cash acquired	–	(3,469)	–	–

Net cash used in investing activities	(3,847)	(2,952)	(1,667)	(6,670)

Cash flows from financing activities:
Proceeds from exercise of stock options	–	2	–	–
Proceeds from preferred loan note offering	52,250	–	–	–
Deferred financing costs associated with loan note offering	(8,092)	–	–	–

Net cash provided by financing activities	44,158	2	–	–

Effects of exchange rate changes on cash	955	5,036	605	1,116

Net (decrease) / increase in cash and cash equivalents	(7,558)	(23,030)	(14,827)	2,302
Cash and cash equivalents at beginning of period	30,378	53,408	68,235	65,933

Cash and cash equivalents at end of period	22,820	30,378	53,408	68,235

Supplemental disclosure of cash flow activity

Interest paid	(2)	–	8	63
Interest received	775	848	906	1,007
Taxes paid	–	–	–	–
Receipts from bankruptcy estates	5,612	13,628	10,030	13,737

See accompanying notes to consolidated financial statements

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated )

(1) Nature of Business, Background And Basis of Presentation

     Viatel Holding (Bermuda) Limited (“the Company”) operates a pan–European telecommunications network (the “European Network”) comprised of advanced fiber–optic cable systems and interfaces that are owned by, leased to, or otherwise available to the Company. Over its network, the Company offers a variety of telecommunications products and services, IP transit, leased line services, managed hosting, co–location services and rights of use in capacity.

     Viatel Holding (Bermuda) Limited was incorporated on January 4, 2002 under the laws of Bermuda, as a subsidiary of Viatel, Inc. and in anticipation of the consummation of the First Amended Joint Chapter 11 Plan of Reorganization (the “Plan of Reorganization”) of Viatel, Inc. and certain of its subsidiaries. As contemplated under the terms of the Plan of Reorganization, and commencing as of the close of business on June 7, 2002 (the “Effective Date”), a series of share transfers were made whereby various subsidiaries that had been previously held, directly or indirectly, by Viatel, Inc. became wholly–owned direct or indirect subsidiaries of Viatel Holding (Bermuda) Limited.

     The Company has adopted “fresh start reporting” in accordance with the American Institute of Certified Public Accountants Statement of Position 90–7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code” (“SOP 90–7”). Under fresh start reporting, a new, viable entity with a going concern value is created for financial reporting purposes and the consolidated financial statements have been prepared for that new entity on that basis. Viatel Holding (Bermuda) Limited and its subsidiaries is therefore considered the Successor Company to Viatel, Inc., which is considered the Predecessor Company on the date of consummation of the Plan of Reorganization. Accordingly, the results that are presented in the consolidated financial statements of the Successor are those from the close of business on the Effective Date to December 31, 2002 and then for the fiscal years 2003 and 2004.

     In March 2003, the Company acquired the business and assets of Cybernet (Schweiz) AG (“Cybernet”) and the share capital of Netcom Internet Limited (“Netcom”). Both of these companies provide business ISP services in their respective geographical locations; further information on these acquisitions is included in Note 10 to these financial statements.

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

     On April 21, 2004, the Company executed binding documentation with a group of investors for the issuance of US$52.25 million of senior convertible debt securities (the “Existing Notes”). Interest, at the rate of 8% per annum, is compounded and payable semi–annually by way of additional Existing Notes or, at the Company’s option, in cash; the Existing Notes are due in 2014. The Existing Notes are, at the option of the Noteholder, convertible into common shares of the Company upon the occurrence of certain specified “liquidity events”, such as a change in control or public offering, or upon the request of the holders of a majority of the Existing Notes. This is discussed in further detail in Note (8).

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

     On June 23, 2005, the Company entered into further financing documentation with two of the Investors, Morgan Stanley and Värde under which Morgan Stanley and Värde have conditionally committed to invest a further US$16 million in the Company by way of the purchase of, respectively US$12.9 million and US$3.1 million 12% increasing rate senior secured notes due 2007 (the “New Notes”) — “the June 2005 Financing”. Such investment is conditional upon customary conditions for transactions of this nature and upon the filing of this Form 20-F in a form satisfactory to Morgan Stanley and Värde.

     Interest on the New Notes is to be initially 12% per annum, payable semi-annually with the interest rate increasing by 0.5% per annum on each interest payment date, beginning on January 15, 2006. For the first year of issue interest will be payable on the New Notes by way of the issuance of additional New Notes. After the first anniversary of the issuance of New Notes, interest will be payable in cash only.

     The New Notes are to have a 2 year maturity and will rank senior to all subordinated debt of the Company (including the Existing Notes) and pari passu with all senior debt of the Company. Under the terms of the June 2005 Financing, the holders of the Existing Notes have agreed to subordinate their Existing Notes to the New Notes.

     The Company expects to pursue the [further financing (“Further Financing”)] and Morgan Stanley and Värde have advised the Company they will consider providing such Further Financing and/or additional financing. It is currently contemplated that any such Further Financing would involve an investment of an additional US$16 million, with such additional amount being reduced by the proceeds of any asset sales by the Company entered into prior to the Further Financing, and to be further reduced to the extent that the Company’s then performance against budget does not demonstrate a need for such additional financing. No assurance can be given that the proposed Further Financing will be consummated or that alternative sources of financing would be available or attractive terms, or at all. Neither Morgan Stanley nor Värde is under any obligation to participate in the Further Financing or any other financing, other than the June 2005 Financing to the extent contemplated by the terms and conditions thereof. If the Company does not obtain acceptable funding, the Directors will be forced to reduce dramatically cash requirements or to raise cash, by discontinuing or disposing of existing development programmes or business operations, by selling assets or otherwise. These consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty. If these measures were to be inadequate to cover the Company’s cash needs, the Company would likely become insolvent.

     If the proposed Further Financing is consummated, the Directors believe that the amount of the financing will be sufficient to fund the Company’s operating plan. However, should the operating performance not meet that contemplated in the operating plan, the Company will require additional funding.

(2) Significant Accounting Policies

     These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are expressed in U.S. Dollars. The significant accounting policies are summarized as follows:

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

(a) Basis of Consolidation

     The financial statements consolidate the Company and its majority–owned and controlled subsidiaries from their respective dates of acquisition. All acquisitions are accounted for by the purchase method, with the excess of the purchase price over the fair value of the assets and liabilities acquired being recorded as goodwill. Further details of acquisitions are given in Note 10. All intercompany balances and transactions have been eliminated in consolidation. As at December 31, 2004, and 2003, there were no equity method investments.

(b) Use of Estimates

     The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. The most significant estimates include accounts receivable reserves, impairment charges, useful lives of fixed assets and performance obligations under long–term contracts. Actual amounts and results could differ from those estimates.

(c) Statement of Position 90–7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code”

     On June 7, 2002, the Company adopted “fresh start reporting” in accordance with SOP 90–7,

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

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

     Included in the balance sheet at the Effective Date are amounts considered to be pre confirmation contingencies in accordance with AICPA Practice Bulletin 11, “Accounting for Pre–Confirmation Contingencies in Fresh Start Reporting”. Subsequent revisions to the pre–confirmation contingencies are reported in the statement of operations. In our case pre–confirmation contingencies include amounts realized and to be realized from the claims made by the Predecessor in the bankruptcy proceedings of certain subsidiaries. An estimate was made as at the Effective Date of the certain recoveries and to the extent actual recoveries are in excess of those estimated at the Effective Date we have recorded a gain through the statement of operations.

(d) Revenue and Cost of Sales

     The Company records communication services revenue as earned at the time services are provided. The related cost of communication services is reported in the same period.

     Revenues relating to operations and maintenance charges are recognized over the period in which the service is provided. Deferred revenue also includes amounts invoiced for standby maintenance applicable to future periods.

     Operations and maintenance costs are expensed over the period to which the expenditure relates.

(e) Advertising Costs

     Advertising costs are expensed as incurred. Such costs are included in selling, general and administrative expenses in the accompanying consolidated statements of operations and amounted to US$1,376 for the year ended December 31, 2004 and US$184 for the year ended December 31, 2003. For the period from June 7, 2002 to December 31, 2002, the period from January 1, 2002 to June 7, 2002, advertising costs amounted to US$1, and US$nil respectively.

(f) Income Taxes

     Income taxes are accounted for under the liability method. Deferred taxes are determined based on the difference between the tax basis of an asset or liability and its reported amount in the financial statements. A deferred tax liability or asset is recorded using the enacted tax rates expected to apply to taxable income in the period in which the deferred tax liability or asset is expected to be settled or realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is enacted. Future tax benefits attributable to these differences, if any, are recognizable to the extent that realization of such benefits is more likely than not. A valuation allowance is applied to deferred tax assets in order to reduce them to the amount that is more likely than not to be realised.

(g) Net (loss)/income per Common Share

     Basic net (loss)/income per common share is computed by dividing net (loss)/income applicable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net (loss)/income per common share is computed by dividing net (loss)/income by the weighted average number of common shares and common share equivalents outstanding during the period. For the years ended December 31, 2004 and 2003, the periods from June 7, 2002 to December 31, 2002 and from January 1, 2002 to June 7, 2002, no outstanding stock options have been included in the calculation of diluted net loss per share as the effect would be anti–dilutive.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

(h) Property and Equipment

     At December 31, 2004 and December 31, 2003 property and equipment included property and equipment acquired from the Predecessor, which is stated at fair value upon acquisition. All acquisitions of capital equipment thereafter, principally comprising telecommunications-related equipment, are stated at cost.

     Depreciation is calculated on a straight–line basis over the assets’ estimated useful lives, which are determined based on historical usage with consideration given to technological changes, trends in the industry and other economic factors that could impact the network architecture and asset utilization. Amortization of equipment held under capital leases and of leasehold improvements is included in the Consolidated Statement of Operations as “Depreciation and amortization”, and is calculated on a straight–line basis over the estimated useful lives of the assets, or the related lease term, whichever is shorter. The estimated useful lives of the other assets are as follows:

Communications systems and network infrastructure	5 to 18 years
Furniture, office and computer equipment	2 to 5 years
Land	Not depreciated

(i) Intangible Assets

     Intangible assets purchased, including customer relationships, are capitalised at fair value and are amortised over their expected useful lives on a straight line basis. The expected useful lives of the intangible assets acquired during 2003 were 2 years. During 2004 the expected useful life of the intangible assets arising from the acquisition of Cybernet were re–assessed, and increased from 2 years to 5 years. This re-assessment reflected the fact that actual customer churn experienced subsequent to the acquisition was lower than originally anticipated. The re-assessment of the useful economic life of Cybernet resulted in the total amortization expense for the year ended December 31, 2004 being US$1,637 lower than it would otherwise have been. It is estimated that the impact of this change on charges in future years will be to increase annualized future charges through to February 2008 by approximately US$470 each year.

     Negative goodwill arises where the sum of the amounts assigned to assets acquired and liabilities assumed exceeds the consideration for the acquired entity. Negative goodwill is allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets relating to pension or other postretirement benefit plans, and (e) any other current assets.

     The Company has no indefinite lived intangible assets or goodwill.

(j) Impairment of Long–lived Assets

     The Company has material customer relationships capitalized in its balance sheet as a result of its acquisition of Cybernet and Netcom. The Company periodically reviews the carrying values of intangible assets subject to amortization and other long–lived assets to determine whether there has been any impairment of these assets and the appropriateness of their remaining useful lives. Should events or circumstances indicate that the carrying value may not be recoverable based on undiscounted future cash flows, an impairment loss measured by the difference between the fair value and the carrying value of

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

long–lived assets would be recognized. Fair value is generally determined based upon an estimate of the discounted future net cash flows to be generated by the assets.

     Under the testing for impairment, estimates of future cash flows are used to test the recoverability of a long–lived asset, and are based on the existing service potential of the asset. These estimates exclude cash flows associated with future capital expenditures that would increase the service potential of the long–lived asset. There is an inherent uncertainty in estimating future cash flows which can have a material affect on the amount of any impairment.

(k) Cash and Cash Equivalents

     Cash equivalents include highly-liquid debt instruments purchased with an original maturity of three months or less. The company had restricted cash as at December 31, 2004 of US$486 and US$nil as at December 31, 2003.

(l) Amounts Receivable From Exchange Contracts

     Amounts due under currency options straddling the year end are recorded as Amounts receivable from exchange contracts (see note 14).

(m) Convertible Notes

     In connection with the April 21, 2004 Financing, the Company issued US$52.25 million of convertible loan notes (the “Existing Notes”). The embedded put option is bifurcated and recorded at fair value along with the carrying value of the note. Changes in fair value of the put option are recorded in the statement of operations.

     The beneficial conversion feature, representing the difference between the conversion price and the share price on the issuance date, is recorded within Additional Paid in Capital in Shareholders’ Equity. The corresponding discount on the loan notes is being amortized using the effective interest method over their term.

     Direct costs associated with the issuance of the Existing Notes are recorded as deferred financing costs and amortized over their term.

(n) Foreign Currency Translation

     The functional currency of each of the Company’s subsidiaries is the local currency of the country in which each subsidiary is located. Transactions in currencies other than the functional currency are translated into the functional currency at the rates of exchange at the date of each transaction.

     Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is recorded and the date on which it is either settled or translated at period–end exchange rates are recognized in the statement of operations. The foreign exchange gain recognized in the statement of operations and included in “Selling, general and administrative expenses” amounted to US$1,611 for the year ended December 31, 2004 and US$3,256 for the year ended December 31, 2003. For the period from June 7, 2002 to December 31, 2002, there was an exchange transaction loss of US$1,421. For the

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

period from January 1, 2002 to June 7, 2002, the Predecessor experienced exchange transaction gains of US$441.

     The financial statements of foreign subsidiaries are translated into United States Dollars using the current–rate method. Accordingly, assets and liabilities denominated in foreign currencies are translated at rates of exchange in effect at the balance sheet date and the statements of operations of overseas subsidiaries are translated into United States Dollars at average exchange rates. Exchange differences arising from retranslation at period–end exchange rates of the opening net investments and results for the period are charged or credited directly to the cumulative translation adjustment in shareholders’ equity.

(o) Financial Instruments, Derivatives and Concentration of Credit Risk

     At December 31, 2004 the Company’s financial instruments included cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and convertible loan notes (the “Existing Notes”). It is not practicable to estimate the fair value of the convertible loan notes as a quoted market price is not available. As at 31 December 2004, the face value of the Existing Notes was US$52.3 million and the face value of the Existing Notes issued on 15 July 2004 in lieu of interest was US$1.0 million. These Existing Notes have a fixed interest rate of 8% which is payable semi annually. The Existing Notes mature on 21 April 2014. The fair values, at December 31, 2004 and at December 31, 2003, of cash and cash equivalents, receivables, accounts payable and accrued interest approximated their carrying values because of the short–term nature of these instruments.

     Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments and trade receivables. The Company restricts investment of temporary cash investments to financial institutions with high credit standing.

     The Company does not have any derivative instruments at December 31, 2004 and did not enter into any activities resulting in derivative instruments during the year then ended other than the embedded derivatives related to the put option on the loan notes.

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

     The Company has a diverse customer base, but does have a concentration within the telecommunications industry. Current industry conditions have adversely affected other telecommunications providers, some of whom are customers of the Company. Such adverse effects could

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated )

result in an inability to fulfil their obligations to the Company, including payment of amounts owed for services provided.

(p) Stock Option Plan

     The Company has adopted the disclosure only provision of SFAS 123 “Accounting for Stock–Based Compensation”. The Company applied APB Opinion 25 “Accounting for Stock Issued to Employees” and related interpretations in accounting for the stock option plans that it operates.

     At December 31, 2004, and 2003 the Company had a stock-based employee compensation plan which is more fully described in Note 9. The Company recognizes stock–based compensation in the statement of operations over the vesting period for each award. The intrinsic value of the option is the difference between the market value of the stock on the measurement date, and the amount required to be paid for the stock. The difference, if any, is charged to expense over the vesting period of the options. Any award of options to non–employees is accounted for under SFAS 123 and the fair value of the option is expensed over the vesting period. Under APB 25, the effect of any forfeiture is recognized in the period in which the options are forfeited. No options were granted in the years ended December 31, 2004 or 2003.

     The table below shows the pro forma net income of the Company if SFAS 123 had been adopted, calculated using the Black–Scholes option pricing model. The following assumptions were applied in calculating the fair value of options awarded by the Predecessor Company during 2002 prior to the Effective Date: (1) a risk-free interest rate of 4.48%; (2) an expected life of the options of 5 years; (3) volatility of approximately 48.13%; and (4) an annual dividend yield of 0%.

	Successor	Successor	Successor	Predecessor
	Year Ended	Year Ended	From June 7, 2002	From January 1,
	December 31,	December 31,	to December 31,	2002 to June 7,
	2004	2003	2002	2002

Net (loss) / income as reported	(47,179)	(47,377)	(4,662)	2,635,616
Add: non–cash stock–based compensation expense/(income)	(48)	(27)	75	4,567
Less: SFAS 123 stock–based compensation charge / (credit)	69	38	(106)	(4,029)

Pro forma net (loss) / income	(47,158)	(47,366)	(4,693)	2,636,154

Pro–forma basic and diluted (loss) / income per share	(4.42)	(4.42)	(0.44)	51.73
Basic and diluted net (loss) / income per common share, as reported	(4.42)	(4.43)	(0.44)	51.72

(q) Segment Information

     The Company reports segment information in accordance with SFAS 131, “Disclosures about Segments of an Enterprise and Related Information,” (“SFAS 131”). Under SFAS 131 all publicly-traded companies are required to report certain information about the operating segments, products, services and geographical areas in which they operate and their major customers. The Company presents segment information externally the same way management uses financial data internally to make operating decisions and assess performance.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated )

(r) Comprehensive (Loss)/Income

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

(s) Recent Accounting Pronouncements Not Yet Adopted

     On November 24, 2004, the FASB issued SFAS 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4”. The amendments made by SFAS 151 clarify that “abnormal” amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS 151 is the result of a broader effort by the FASB to improve the comparability of cross-border financial reporting by working with the International Accounting Standards Board (IASB) toward development of a single set of high-quality accounting standards. The FASB and the IASB noted that ARB 43, Chapter 4 and IAS 2, Inventories, are both based on the principle that the primary basis of accounting for inventory is cost. Both of those accounting standards also require that “abnormal” amounts of idle freight, handling costs, and wasted materials be recognized as period costs; however, the Boards noted that differences in the wording of the two standards could have led to the inconsistent application of those similar requirements. The FASB concluded that clarifying the existing requirements in ARB 43 by adopting language similar to that used in IAS 2 is consistent with its goals of improving financial reporting in the United States and promoting convergence of accounting standards internationally. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. We do not anticipate that the adoption of SFAS 151 will have a material impact on our results of operations, financial position or cash flows.

     In December 2004, the FASB issued SFAS 123 (revised 2004), “Share-Based Payments” or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of APB 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award-the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. For public entities that do not file as small business issuers, standard is effective for the annual reporting period that begins after June 15, 2005. We are currently evaluating the impact of SFAS 123R on our results of operations, financial position and cash flows.

     In December 2004, the FASB issued SFAS 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29”, which amends APB 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We are currently evaluating the impact of SFAS 153 on our results of operations, financial position and cash flows.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated )

(3) Fresh Start Reporting

     The Company’s emergence from Chapter 11 bankruptcy proceedings resulted in a new reporting entity and adoption of fresh start reporting in accordance with SOP 90–7. The consolidated financial statements for the period ended June 7, 2002 reflect adjustments for the discharge of debt and adoption of fresh start reporting.

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

     The business plan within the Plan of Reorganization was based upon a number of assumptions including general macro–economic conditions and in particular the state of the wholesale telecommunications market in Europe and the Company’s competitive position.

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

     The following table reflects the fresh start reporting adjustments to the Company’s Condensed Consolidated Balance Sheet position as of emergence from bankruptcy:

	Balance Sheet at June 7, 2002
		Fresh Start
		Reporting –
		Settlement of
		Claims, Debt
	Predecessor	discharge and	Successor
	Company Balance	Equity	Company Balance
	Sheet	Restructuring	Sheet

Cash and cash equivalents	70,118	(1,883)	68,235
Amounts receivable from bankruptcy estates	5,263	–	5,263
Trade receivables	4,028	–	4,028
Other current assets	6,131	–	6,131
Property and equipment	35,708	–	35,708
Deferred financing costs	61,865	(61,865)	–
Other assets	581	–	581

Total assets acquired	183,694	(63,748)	119,946

Current liabilities	(51,533)	30,223	(21,310)
Liabilities subject to compromise	(2,357,935)	2,357,935	–

	(2,409,468)	2,388,158	(21,310)

Preferred stock	(338,259)	338,259	–

Shareholders’ equity	(2,564,033)	2,662,669	98,636

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated )

     Fresh start reporting adjustments in these consolidated financial statements result primarily from the following:

•	Elimination of the deferred financing costs balance of the Predecessor relating to Predecessor’s liabilities subject to compromise.

•	Elimination of the deferred revenue balances of the Predecessor and recognition of the performance obligations under long–term contracts that were entered into by Predecessor to reflect fair value.

•	Elimination of Predecessor’s liabilities subject to compromise.

•	Cancellation of Predecessor’s common stock and the elimination of accumulated deficit.

     The “Reorganization Value” was allocated to individual assets and liabilities based on the work of outside financial advisors, as well as internal valuation estimates using discounted cash flow analyses.

     In accordance with and pursuant to the Plan of Reorganization of Viatel, Inc., all pre–petition liabilities of the Predecessor were discharged and creditors received a pro–rata distribution of 10,560,000 common shares issued by the Company. Additionally, the Predecessor’s entire deficit was eliminated. There were no other adjustments to individual assets and liabilities

(4) Amounts receivable from exchange contracts

     As of December 31, 2004 there were amounts receivable from exchange contracts of US$10,551. This balance arose due to the execution by the Company of a forward foreign exchange contract to convert US$10 million into pounds sterling on December 31, 2004. Proceeds of £5,591 (US$10,551) from this transaction were not received until January 4, 2005, and consequently, and in accordance with Statement of Financial Accounting Standards No. 95 “Statement of cashflows” this amount did not fall to be recognized as cash or cash equivalents as of December 31, 2004, but as an amount to be received from exchange contracts. There was no equivalent amount as of December 31, 2003.

(5) Property and Equipment

     Property and equipment consists of the following as of December 31:

	2004	2003

Land and buildings	500	500
Communications systems and network infrastructure	53,072	46,226
Furniture, office and computer equipment	2,314	1,980

	55,886	48,706
Less accumulated depreciation	(17,900)	(8,807)

Net book value	37,986	39,899

     Depreciation on property and equipment, and included in depreciation and amortization in the accompanying consolidated statements of operations, amounted to US$7,696 for the year ended December 31, 2004 and US$4,802 for the year ended December 31, 2003. For the periods from June 7,

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated )

2002 to December 31, 2002, and from January 1, 2002 to June 7, 2002, depreciation amounted to US$2,458 and US$1,736 respectively.

(6) Intangible Assets

     Intangible assets consist of the following as of December 31:

	2004	2003

Customer Relationships (see Note 11)	6,244	5,709
Less amortization	(4,046)	(2,379)

Net Book Value	2,198	3,330

     Amortization on intangible assets, and included in depreciation and amortization in the accompanying consolidated statements of operations, amounted to US$1,445 for the year ended December 31, 2004 and US$2,379 for the year ended December 31, 2003. The expected annualized amortization charge for future years will be approximately US$470 each year through to February 2008, and nil thereafter.

(7) Deferred financing costs

     Deferred financing costs consist of the following as of December 31:

	2004	2003

Financing costs	8,092	—
Less amortization	(462)	—

Net Book Value	7,630	—

(8) Convertible notes

     In connection with the April 2004 Financing, the Company issued convertible loan notes (the “Existing Notes”) with a principal value of US$52.25 million. There are two embedded derivatives within the convertible loan note ‘host’ contract, a change of control put option and an equity conversion feature. The put option allows the loan note holder to put back the loan notes to the Company for cash equal to the value of 101% of the principal of the loan notes, should a change of control of the Company be effected. The equity conversion version feature allows the loan note holder to convert the loan notes into equity, upon the occurrence of a Liquidity event, at a conversion price linked to the equity value of the Company, which in turn is related to the share price of the Company.

     The change of control put option is separately accounted for pursuant to Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities”. The fair value of the embedded derivative is deemed to be nil at both the loan note issuance date, April 21, 2004, and the balance sheet date, December 31, 2004 as the likelihood of the loan note holder exercising the put option, should be a change of control occur, has been assessed by management as being remote.

     The convertible feature within the loan notes is not required to be separately accounted for pursuant to the Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and hedging Activities”. The feature has therefore been accounted for in accordance with the Emerging Issue Task Force, Issue 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratio” and Issue 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments”. These Issues require that an intrinsic value is assigned to the convertible feature at the date of the issuance of the loan notes, based on the difference between the conversion price and share price multiplied by the number of shares issued upon conversion.

     The beneficial conversion feature embedded within these notes was valued at US$17,417, and this amount has been recorded at a discount against the principal value. This discount is then amortised over the term of the loan notes based on the effective yield method (the imputed interest notes is 4.13%) resulting in a reduction of the discount of US$995 by December 31, 2004. On July 15, 2004, interest accumulated to date on principal value of the loan notes of US$976 was converted into additional notes. These notes had a beneficial conversion feature of US$195 on issuance, which had amortised by US$8 by December 31, 2004.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated )

     There are two embedded derivatives within the convertible loan note ‘host’ contract, a change of control put option and an equity conversion feature. The put option allows the loan note holder to put back the loan notes to the Company for cash equal to the value of 101% of the principal of the loan notes, should a change of control of the Company be effected. The equity conversion version feature allows the loan note holder to convert the loan notes into equity, upon the occurrence of a Liquidity event, at a conversion price linked to the equity value of the Company, which in turn is related to the share price of the Company.

     Interest on the loan notes is 8% per annum, to be compounded and payable semi-annually by way of additional notes or, at the Company’s option, in cash.

     The Existing Notes have a 10 year maturity, and are convertible, at the option of the holder, into the Company’s common shares upon the occurrence of certain specified “liquidity events”, such as a change of control or an initial public offering, or if not previously converted, after the ninth anniversary of issuance.

     The convertible loan note holders (and their transferees) effectively have the right, at any time, to increase the size of the Board and to approve a majority of the Board to be designees of the convertible loan note holders.

     The convertible loan notes do not include any financial covenants but do contain covenants that significantly limit or prohibit the Company’s ability to, interalia, incur indebtedness, engage in certain transactions and change the Chief Executive Officer.

     Upon conversion of all or a large portion of the convertible loan notes, persons previously holding such convertible loan notes will hold a significant majority of our common shares, assuming that the Company has not issued shares other than on a conversion of the convertible loan notes. Both prior to and following conversion, and until such time as the Investors directly or indirectly together hold, on a fully diluted basis, 25% or less of the Company’s common shares, material corporate actions will effectively require the consent of the Investors or their transferees.

(9) Stock Incentive Plans

     As of December 31, 2001, the Predecessor had 567,299 options outstanding. Pursuant to the Predecessor’s Plan of Reorganization, all outstanding common stock and stock options were cancelled on the Effective Date.

     During 2002, the Company adopted, with stockholder approval, an Equity Incentive Plan (the “Incentive Plan”). Pursuant to the Incentive Plan, “non–qualified” stock options to acquire shares of common stock may be granted to the Company’s employees, officers, directors, independent contractors and consultants. The Incentive Plan also provides for the grant of Stock Appreciation Rights, either separately or in tandem with options, entitling holders to cash compensation measured by appreciation in the value of the shares, and Limited Stock Appreciation Rights, that are exercisable upon the occurrence

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated )

of specified events. The Incentive Plan also authorizes the grant of any other share–based awards, such as restricted stock and bonus stock, as deemed appropriate.

     The Incentive Plan is currently administered by the Remuneration Committee of the Company’s Board of Directors. The Incentive Plan allows for the issuance of up to a maximum of 1,440,000 shares of common stock of which 696,000 shares remained available for grant at December 31, 2004 (2003 – 696,000; 2002 – 696,000). Prior to the Effective Date, the Company issued 744,000 options as described below. During the period from the Effective Date to December 31, 2002, no options were issued or exercised. During the year ended December 31, 2003, 170,000 options were exercised and 384,000 options were forfeited as a result of employee terminations. The exercise price of the share covered by each non–qualified stock option shall be as determined by the Compensation Committee of the Board of Directors. Should an incentive stock option be granted to a person possessing more than 10% of the combined voting power of the Company, the exercise price shall not be less than 110% of the fair market value of the share on the date of grant. Options are subject to various vesting conditions as disclosed below and have a maximum term of 10 years from the grant date.

     Each option granted pursuant to the Incentive Plan is evidenced by a written agreement, which contains the terms, provisions and conditions of the grant. Stock options may not be assigned or transferred during the lifetime of the holder except as may be required by law or pursuant to a qualified domestic relations order. Common stock subject to a restricted stock purchase or bonus agreement is transferable only as provided in that agreement. As at December 31, 2004, no stock options had been granted to non–employees (2003 – none).

     Stock option activity is shown below:

	Weighted Average	Number of Shares	Number of Exercisable
	Exercise Price	(in thousands)	options at end of each year

Outstanding at December 31, 2001	$25.11	567	567
Granted at below market price before Effective Date (at a weighted average fair value of $6.02)	5.65	744
Forfeited	25.11	(567)

At June 7, 2002	$5.65	744	408

Outstanding at December 31, 2002	$5.65	744	408
Forfeited	8.33	(384)
Exercised	0.01	(170)

Outstanding at December 31, 2003	$5.26	190	150
Forfeited	8.33	(120)
Exercised	0.01	(70)

Outstanding at December 31, 2004	–	–	–

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

(10) Other operating income

     The Company had certain claims against Easynet Telecommunications Limited (“Easynet”) in which the Company alleged breach of contract under an Indefeasible Right of Use Agreement dated May 30, 2000 and certain related agreements (together, “the Agreements”). The claims were formally commenced in the High Court of Justice in England as of February 11, 2003 and proceeded to a full trial commencing on November 19, 2003. The Company has now accepted, as full and final settlement of its claims under the Agreements, payment by Easynet of £6.9 million (US$13.0 million approximately) which was paid in two equal instalments in March 2004 and September 2004, the second instalment having accrued interest at an annual rate of 4%. These settlement amounts, other than the interest income received, were recorded within other operating income during 2004. The settlement also served to dismiss certain related counterclaims brought by Easynet against the Company. As at December 31, 2003 and 2002 the Company had a liability for future performance obligations of $4.6 million under the contract with Easynet. Under the terms of the settlement, the Company was relieved of this obligation and accordingly recognized the release of the liability in the statement of operations in 2004 upon receipt of the final settlement payment.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated )

(11) Acquisitions

     In furtherance of our expansion of our target customer base into Small and Medium–Sized enterprises, in March 2003, we acquired two recognized business ISPs, Cybernet (Schweiz) AG (“Cybernet”) in Switzerland, and Netcom Internet Limited (“Netcom”) in the United Kingdom.

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

Current Assets	1,063
Property and Equipment	775
Intangible assets	1,737
Deferred income tax liability	(521)
Current Liabilities	(2,168)

Net assets	886

Consideration
Cash	722
Expenses	164

Total consideration	886

     The intangible asset relates to the Customer Relationship acquired in the purchase of Netcom. The estimated useful life of this Customer Relationship is 2 years.

     In calculating the fair value of the assets acquired and the liabilities assumed negative goodwill of $1.2 million arose. This negative goodwill has been allocated pro rata to the value of the property and equipment and the Customer Relationship.

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
(United States Dollars, in thousands, unless specifically stated )

     The intangible asset relates to the Customer Relationship acquired in the purchase of the assets and liabilities of the Cybernet entity.

     The following unaudited pro–forma data summarizes the results of operations for the year ended December 31, 2003 and for the period from June 7, 2002 to December 31, 2002 as if the acquisitions of Cybernet and Netcom had been completed as of June 7, 2002. The pro forma amounts are presented for illustrative purposes and do not purport to be indicative of the results that would have been actually achieved if the acquisitions had occurred as of June 7, 2002 of that may be achieved in the future. The principal pro forma adjustment relates to the depreciation and amortization expense of long-lived assets.

	Year ended	From June 7, 2002
	December 31,	to December 31,
	2003	2002
Revenue	21,006	11,466
Net loss	(47,520)	(5,294)
Basic and diluted net loss per share	(4.44)	(0.50)

(12) Income Taxes

     The Company’s operations were undertaken in foreign jurisdictions for the years ended December 31, 2004 and 2003.

     The Company is organized and tax resident in Bermuda. At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied in the future, the Company and all its subsidiaries registered in Bermuda have received an undertaking from the Bermuda Government exempting them from all such taxes until March 28, 2016.

     The statutory Bermuda tax rate for the year ended December 31, 2004 was zero (2003 – zero) and the statutory rates in the jurisdictions in which the Company operates range from 23% to 40.2% (2003 – 23% to 42.4%). The effective tax rate was (0.5)% for the years ended December 31, 2004 and 2003 due to the Company amortizing a deferred tax liability through the Statement of Operations in both years. No tax benefit has been recorded in respect of net taxable losses incurred.

     The only significant reconciling items between pre-tax income at the statutory tax rate and the tax charge reflected in the income statement are the movement in the valuation allowance as a result of current year losses for which no benefit is being recorded, and the write off of prior year gross deferred tax assets (against which a full valuation allowance had also been recorded) as described below.

     The tax effect of temporary differences that give rise to significant portions of the deferred tax assets are as follows as of December 31, 2004 and 2003:

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated )

Deferred Income Tax Assets	2004	2003

US net operating loss carryforwards	–	2,119
Foreign net operating loss carryforwards	43,756	54,531
Foreign property and equipment temporary differences	7,914	7,219

Total gross deferred tax assets	51,670	63,869
Less valuation allowance	(51,670)	(63,869)

Net deferred tax assets	–	–

     The Company has unused net operating loss carryforwards of approximately US$154.1 million (2003 – US$183.9 million). Of this amount, US$nil million (2003 – US$5.3 million) represents US net operating losses expiring in 2007 through 2021 and US$57.4 million (2003 – US$52.2 million) of these losses represent French net operating losses which will expire by 2009. Other net operating losses have no expiration. Certain losses arising in foreign jurisdictions are expected to continue to be available to the Company, although their use may be subject to restrictions in the US and elsewhere.

     Foreign net operating loss carryforwards were US$43,756 as of December 31, 2004, US$10,775 lower than as of December 31, 2003. This reduction is attributed to a re-assessment during 2004 of the carrying value of certain foreign property and equipment, which in turn reduced the operating losses available for carryforward in those foreign jurisdictions

     The Company also has potentially significant deferred tax assets as a result of the consolidated book value of the European Network being considerably less than its original cost and tax basis. Further, any realization would be dependent upon the disposal of the European Network assets. As a consequence of its bankruptcy proceedings in various jurisdictions there is significant uncertainty as to the quantum of the potential deferred tax asset and accordingly no estimate has been made.

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the respective tax jurisdiction during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. Management believes that it is more likely than not that the tax benefit from the deferred tax assets will not be realized. Accordingly, management has recorded a full valuation allowance against the net deferred tax assets.

     The unremitted earnings, if any, of the Company’s foreign subsidiaries are considered by Management to be indefinitely reinvested and accordingly no income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company could be subject to income taxes (subject to an adjustment for foreign tax credits, where applicable) and withholding taxes payable to the various foreign counties. Determination of the amount of unrecognized foreign deferred income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated )

(13) Commitments and Contingencies

(a) Leases and long-term contracts

     At December 31, 2004, the Company was committed under non–cancellable operating leases for the rental of network locations, office space, motor vehicles and long-term contracts for standby maintenance. These leases expire at various times through May 2029.

     The Company’s future minimum operating lease and long term contract payments are as follows:

	Network	Standby	Office Space	Motor	Total
	Locations	Maintenance		Vehicles
2005	4,452	3,678	912	30	9,071
2006	3,310	52	862	14	4,238
2007	2,730	—	855	—	3,585
2008	2,337	—	772	—	3,109
2009	2,185	—	772	—	2,957
Thereafter	18,771	—	1,929	—	20,700

Total minimum payments	33,785	3,730	6,101	44	43,660

     Total rent expense amounted to US$12.2 million for the year ended December 31, 2004, US$12.0 million for the year ended December 31, 2003, US$6.1 million for the period from June 7, 2002 to December 31, 2002, US$4.6 million from January 1, 2002 to June 7, 2002.

(b) Litigation

     On May 2, 2001 the (“Filing Date”), the Debtors filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code. The Plan of Reorganization was consummated on June 7, 2002, (the “Effective Date”). Commencing as of the Effective Date, a series of share transfers were made whereby the European Subsidiaries became wholly-owned, direct or indirect, subsidiaries of the Company. Additionally, under the terms of the Plan of Reorganization, VTL, Inc. (“VTL”) was authorized to serve as disbursing agent (with the right to designate other disbursing agents) with respect to distributions required under the Plan of Reorganization. Accordingly, on or after the Effective Date and to the extent not otherwise disposed of pursuant to the Plan of Reorganization, the Debtors’ Property vested in VTL. Ownership of VTL was transferred to the Successor in January 2003. Except as otherwise set forth in the Plan of Reorganization, all claims and liabilities of the Debtors were discharged as of the Effective Date.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated )

     In September 2003, the Company filed a claim for approximately €7.7 million (US$9.35 million approximately) in the Tribunal of Lille, France against Voies Navigables de France (“VNF”), the owner of certain French waterways to whom the Company currently pays in excess of €2 million (US$2.4 million approximately) annually for ROW charges. The claim principally asserts that the ROW charges are discriminatory and should conform more closely to the charges levied by the highway and road authorities in France. On the basis that this claim was filed by way of an “opposition procedure”, the Company is entitled to withhold payment of ongoing charges as they fall due. On this basis the Company has withheld its ROW charges for 2004 and it is anticipated that payment of the ROW charges for 2005 will be withheld on the same basis. If the Company is unsuccessful in its claim, it will likely be required to pay all outstanding fees together with interest, the interest being estimated to amount to as much as approximately €120,000 (US$150,000 approximately). Judgement is not expected until the end of 2005 at the earliest.

     Similar claims in respect of ROW charges have been filed against each of; (1) Compagnie Nationale du Rhône (“CNR”); (2) Ville de Paris (“VDP”); and (3) SAGEP. The amounts of the claims being, respectively, approximately €1.16 million (approximately US$1.4 million) against CNR; approximately €1.4 million (approximately US$1.75 million) against VDP; and approximately €1.18 million (approximately US$1.43 million) against SAGEP. In the case of both CNR and SAGEP, the Company has again withheld payment of fees currently due – should the Company lose the relevant proceedings, this could yield a liability to repay (including applicable interest) an amount of approximately €900,000 (approximately US$1.1 million) to CNR and an amount of approximately €430,000 (approximately US$530,000) to SAGEP.

     It should be noted that the outcome of the legal claims with respect to the ROW charges could be substantially influenced by the enactment by the French government of a proposed regulation intended to provide for a limit on the fees payable with respect to the grant and use of ROWs on the public domain. Under a current draft decree – dated April 14, 2005 – the proposed limit would not require any decrease in the amounts currently charged by VNF and CNR; the limit would however have the effect of requiring the fees charged by both VDP and SAGEP to be substantially reduced. The Company is currently lobbying the French government and other public bodies to argue for a lower limit to be prescribed.

     The Company’s French subsidiary Viatel Operations SA (“Viatel Operations”) is engaged in a dispute which arose as a result of the early termination of a lease agreement dated 29 September 1999. The lessor is claiming payment of: (a) an early termination indemnity in the amount of €30,489.40 (approximately US$37,000); and (b) the cost of fit-out works which, according to the lessor, Viatel Operations was under an obligation to perform under the lease. When the dispute first arose, the lessor

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated )

chose to quantify the amount of the fit out works as €855,514.20 (approximately US$1.1 million). Viatel Operations denied that it was under any obligation to carry out the fit-out works, the lease being permissive in this regard, not obligatory. In February 2005, the lessor issued proceedings requesting payment of the early indemnity, a provisional payment from Viatel Operations of €69,510.20 (approximately US$84,400) for reinstating the property and, finally, the appointment of an expert by the French court whose duty will be to assess the cost of reinstating the property “on the basis of the schedule of fit-out works appended to the lease”. The initial hearing in this matter was scheduled for April 2005 but following two postponements, made at the lessor’s request, the hearing is now scheduled for September 2005.

     Viatel Operations is also currently in dispute regarding a second lease termination – this time with respect to the termination of a lease agreement dated May 4, 2000 relating to premises in St. Denis, France (the “St. Denis Lease”). The lessor is claiming the termination to be both procedurally and substantively defective, and is consequentially claiming the balance of all payments due under the lease, amounting in aggregate to €12,678,366 (approximately US$17.3 million). Viatel Operations has received strong advice in support of its position.

     The Company’s UK subsidiary VTL (UK) Limited (“VTL (UK)”) is in dispute with a company which previously provided it with financial advice, in particular with respect to its employee benefits programme. The financial advisor is claiming an unlawful termination of its engagement with VTL (UK) and has indicated a potential related damages claim of over £100,000 (approximately US$182,000). VTL (UK) has been advised that it has strong grounds both to defend any such claim and to bring a counterclaim in respect of the breach by the financial advisor of various express and implied contractual terms relating to its former engagement.

     Fibrelac a company acting on its own behalf has filed claims against three Swiss Cantons in relation to the build of a telecommunications network. The principal basis of the claim is that, in return for allowing the build to proceed, the cantons of Bern, Basle and Aargau insisted that they be given a duct in such build, either for free or for a consideration lower than the market value, the claim being based on provisions of the Swiss Telecommunications Act including those dealing with the absence of compensation in case of access to public domain. The claims also seek to obtain a declaration of ownership of the ducts rather than indefeasible rights of use. Claims have been filed against all 3 cantons. Were the claims to be successful, Viaphone AG would be entitled, based on various agreements, on a pro rata basis (allocated pro rata by duct) to approximately CHF 10,000,000 (approximately US$8 million) together with interest at 5% per annum from late 2000.

     As previously noted, any adverse decision in all or any of the proceedings summarised above regarding ROW charges in France could render the operation of all or part of the Company’s network in France uneconomical. An adverse decision in the litigation regarding the St. Denis Lease could also have a material effect on the Company’s French subsidiary’s financial position. Subject to this, the Company does not believe that any adverse outcome from litigation would have a material adverse effect on its financial position or results of operations. The Company is not aware of any other material litigation against it. The Company does, however, have various other legal proceedings pending against it or its subsidiaries which, if adversely determined, would not have, in the Company’s view, individually or in

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated )

the aggregate, a material adverse effect on its business, financial condition or results of operation.

(c) Amounts due from Liquidators of bankruptcy estates

     As a result of the Plan of Reorganization, the Company has claims against the bankruptcy estates of certain subsidiaries of Viatel, Inc. As at June 7, 2002, December 31, 2002, December 31, 2003, and December 31, 2004, estimates were made as to the expected recoveries of US$5,300, US$20,900, US$7,257 and US$5,320 respectively based upon all available information. Actual recoveries will vary depending upon the success of the liquidators in realizing the value .

(d) The Employee Benefit Trust

     “Under the terms of the EBT, which is in the process of being formally established, amounts will be paid, in either cash or equity, for the benefit of these individuals (and their families) in connection with specified “liquidity events”. The value of such awards could potentially, in aggregate, equal 5% of the equity value of the Company (as such term as defined in the EBT) where the equity value is at least $100 million and potentially up to 10% of the equity value, where the equity value is $350 million or more (with interpolated values in between $100 million and $350 million on a pro rata basis).

     Awards under the Plan will vest in 3 tranches (one third effective 21 April 2005 and one third on each of the subsequent anniversaries) subject to the individual’s continued employment through each applicable resting date. Based upon the current value of the Company no accrual has been made under the terms of the EBT.

(14) Segment and Geographic Data

     The Company’s sole operational activity relates to the provision of telecommunications services. The Company’s management uses financial data internally to make operating decisions and assess performance based upon this one principal activity of the Company. Following the adoption of the New Viatel Business Plan in August 2003 the Company has captured revenue data for 2 segments, wholesale and retail. It has not been possible to allocate certain costs of sales, nor selling, general and administration costs between the segments. The Company’s accounting systems did not distinguish between these two segments prior to August 2003 and accordingly only broad-based allocations were possible for the earlier part of 2003. It is not practicable to restate any earlier periods, during which the Company had only one reportable segment.

     For 2004 the revenue for the retail segment was US$24.4 million (2003 – US$14.3 million) and for the wholesale segment was US$4.4 million (2003 – US$4.6 million).

     For the years ended December 31, 2004 and 2003, no individual customer accounted for greater than 10% of revenues. Revenues for the period from June 7, 2002 to December 31, 2002 from three principal customers of the Company’s European Network represent approximately 40%, 28% and 16% each of consolidated revenues. For the period from January 1, 2002 to June 7, 2002, and the years ended December 31, 2001 and December 31, 2000, no individual customer accounted for greater than 10% of revenues.

     The revenue generated by geographic location of customers is as follows:

	Successor	Successor	Successor	Predecessor
	Year Ended	Year Ended	From June 7, 2002	From January 1,
	December 31,	December 31,	to December 31,	2002 to June 7,
	2004	2003	2002	2002

United Kingdom	10,560	7,998	1,497	2,301
Switzerland	15,188	9,041	—	—
Other Western Europe	2,366	397	531	—
North America	676	1,476	2,136	366

Consolidated	28,790	18,912	4,164	2,667

     In the year ended December 31, 2004 revenue from customers located in the United Kingdom represented 37% (2003 – 42%) of total revenue, and revenue from customers located in Switzerland represented 53% (2003 – 48%) of total revenue. No other country represented greater than 10% of total revenue.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated )

The information below summarizes long–lived assets by geographic area as of December 31:

	Successor	Successor	Successor	Predecessor
	2004	2003	2002	2002

France	15,208	14,904	14,009	15,095
United Kingdom	4,257	6,450	7,420	343
Belgium	5,194	5,514	5,213	5,376
Germany	5,560	5,888	5,022	5,179
Switzerland	5,617	6,813	3,205	1,586
The Netherlands	3,000	3,051	2,844	2,933
North America	8,978	205	234	262

Consolidated	47,814	43,325	37,947	30,174

(15) Valuation and Qualifying Accounts

     Reserves and allowances deducted from asset accounts:

	Successor	Successor	Successor	Predecessor
	Year Ended	Year Ended	From June 7, 2002	From January 1,
	December 31,	December 31,	to December 31,	2002 to June 7,
	2004	2003	2002	2002

Allowances for doubtful debts
Balance at beginning of period	(1,648)	(790)	–	–
Additions charged to costs and expenses	(883)	(1,034)	(790)	–
Utilizations	964	176	–	–

Balance at end of period	(1,567)	(1,648)	(790)	–

(16) Authorized Share Capital

     At the April 2004 SGM the Company resolved, among other things, that: (a) the authorized share capital of the Company be increased to US$2,500,000 by the creation of an additional 150,000,000 common shares; and (b) one unissued common share of the Company be redesignated as a new special share (the “Special Share”).

(17) Related Party Transactions

     Morgan Stanley was considered to be a related party throughout 2004 by virtue of its significant shareholding in the issued share capital of the Company. In April 2004, following the Company’s issuance of convertible loan notes, the Company entered into three hedging contracts with Morgan Stanley. These contracts allowed for the conversion of US$6 million, US$6 million and US$10 million into Pounds Sterling at “Protected” rates of US$1.8045, US$1.7975 and US$1.7885 respectively for delivery on July 1, 2004, October 1, 2004 and January 5, 2005. These conversion rates were dependent upon the GBP to USD spot rates at the time of exercise being above these rates; if market rates had been lower, the actual conversion rates would have been split between the Protected rate, and market rates, based on the proportion of time during the contract period in which actual rates had been below the Protected rates.

     In connection with the April 2004 Financing, Morgan Stanley, Varde and our CEO Lucy Woods purchased Existing Notes in the principal amounts of $36.0 million, $10.0 million and $250,000 respectively. In connection with the June 2005 Financing Morgan Stanley and Varde have committed, subject to customary conditions and the filing of the Form 20-F in a form satisfactory to Morgan Stanley

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated )

and Värde, to purchase New Notes in the principal amounts of $12.9 million and $3.1 million, respectively.

     During the year, additional loan notes to the value of US$665,564, US$186,667 and US$4,667 were issued to Morgan Stanley, Varde and Lucy Woods, respectively, in lieu of the interest accumulated to July 15, 2004. As of December 31, 2004 Morgan Stanley, Varde and Lucy Woods held total loan notes of US$36.7 million, US$10.2 million and US$254,667, respectively.

     During 2003, the Company purchased 100,000 shares of Common Stock from the former Chairman and Chief Executive Officer, Michael Mahoney. Consideration for the purchase of these shares was the transfer to Michael Mahoney of all of the issued stock of a subsidiary of the Company, One World Telecommunications Corp. (“One World”), which had a book value of $97,000, approximating its fair value on the date of the transaction. The stock was cancelled during 2004. No gain or loss was recognized on this transaction.

(18) Subsequent events