Form 20-F/A
period 2004-12-31
VIATEL HOLDING BERMUDA LTD
filed 2005-12-16
CIK 1175597

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 20-F/A

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                        to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report
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
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☑  Yes  ☐ No
     Indicate by check mark which financial statement item the registrant has elected to follow.   ☐  Item 17  ☑  Item 18
     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  ☐  Yes  ☑  No
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☐  Yes  ☐  No

This Amendment contains the following amended items:
PART I
Item 5. Operating and Financial Review and Prospects
Item 6. Directors, Senior Management and Employees
Item 10. Additional Information
PART III
Financial Statements

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
Comparability of Financial Information
     As a result of the implementation of the Plan of Reorganization, the associated fundamental differences in the scope and scale of business operations between the Predecessor Company and the Successor Company, the adoption of fresh start reporting and the substantial debt reduction resulting from implementation of the Plan of Reorganization, historical results of operations and balance sheet data for the Predecessor Company are not comparable to those of the Successor Company. See “Item 3. Key Information — Selected financial data”, “Item 5. — Operating and Financial Review and Prospects — General — Fresh Start Reporting” and footnote (3) to our consolidated financial statements included elsewhere in this Form 20-F.
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
     The consolidated financial statements in this Form 20-F are reported in United States Dollars (thousands of).

	Successor	Successor	Successor	Predecessor
	Year	Year	From June	From	Predecessor	Predecessor
	Ended	Ended	7, 2002 to	January 1,	Year Ended	Year Ended
	December	December	December	2002 to June	December	December
	31,2004	31, 2003	31, 2002	7, 2002	31, 2001	31, 2000

Revenue:
Communication services revenues	26,962	17,205	2,793	1,216	240,092	646,470
Operations and maintenance fee revenue	1,828	1,707	1,371	1,451	4,239	4,455
Capacity sales	—	—	—	—	12,298	102,983

Total revenue	28,790	18,912	4,164	2,667	256,629	753,908

Operating expenses:
Cost of services and sales	(16,538)	(10,015)	(1,506)	(1,518)	(170,463)	(552,110)
Selling, general and administrative (including non-cash stock compensation (income) / expense of $(49), $(27), $75 (Successor), $4,567 (Predecessor), 2001 - $(5,819)	(67,797)	(51,225)	(30,840)	(26,502)	(115,245)	(358,729))
Gain on amounts due from bankruptcy estates	3,105	358	25,003	—	—	—
Restructuring and impairment	—	—	—	(908)	(1,278,640))	(899,999)
Depreciation and amortization	(9,140)	(7,181)	(2,458)	(1,736)	(119,920)	(303,168)

Total operating expenses (net)	(90,370)	(68,063)	(9,801)	(30,664)	(1,684,268)	(2,114,006)

Other operating income	17,780

Operating loss before reorganization items	(43,800)	(49,151)	(5,637)	(27,997)	(1,427,639)	(1,360,098)

Reorganization items	—	—	—	2,662,669	—	—

Operating (loss) / income	(43,800)	(49,151)	(5,637)	2,634,672	(1,427,639)	(1,360,098)

Other income / (expense):
Interest and other income	775	1,557	986	1,007	8,019	31,981
Interest expense	(4,395)	—	(11)	(63)	(83,965)	(212,630)

Net (loss) / income before taxation	(47,420)	(47,594)	(4,662)	2,635,616	(1,503,585)	(1,540,747)
Taxation	241	217	—	—	—	—

Net (loss) / income	(47,179)	(47,377)	(4,662)	2,635,616	(1,503,585)	(1,540,747)

Dividends on convertible preferred securities	—	—	—	—	(14,293)	(32,954)

Net (loss) / income attributable to common stockholders	(47,179)	(47,377)	(4,662)	2,635,616	(1,517,878)	(1,573,701)

Net (loss) / income per common share attributable to common shareholders, basic and diluted	(4.42)	(4.43)	(0.44)	51.72	(29.72)	(31.53)

Weighted average common shares outstanding, basic and diluted	10,630	10,730	10,560	50,963	51,072	49,905

		Successor	Successor	Predecessor
	Successor	Year	From June	From	Predecessor	Predecessor
	Year Ended	Ended	7, 2002 to	January 1,	Year Ended	Year Ended
	December	December	December	2002 to June	December	December
	31,2004	31, 2003	31, 2002	7, 2002	31, 2001	31, 2000

Other Consolidated Financial Data:
Net cash used in operating activities	(48,824)	(25,116)	(13,765)	(7,856)	(219,854)	(271,698)

Net cash (used in)/ provided by investing activities	(3,847)	(2,952)	(1,667)	(6,670)	65,408	(565,332)

Net cash provided by /(used in) financing activities	44,158	2	—	—	(73,300)	762,765

	Successor Company at December 31,			Predecessor Company at December 31,
	2004	2003	2002	2001	2000

Consolidated Balance Sheet Data:
Cash and cash equivalents	$22,820	$30,378	$53,408	$65,933	$305,293
Restricted cash equivalents and restricted marketable securities, current and non-current	486	—	—	—	61,936
Cash securing letters of credit for network construction	—	—	—	—	29,728
Other current assets	18,008	21,179	22,766	43,541	239,890
Property and equipment, net	37,986	39,899	37,947	30,774	1,385,917
Intangible assets, net	2,198	3,330	—	61,865	120,692
Other assets	7,630	96	6,930	776	11,931

Total assets	99,680	94,882	121,051	202,889	2,155,387

Total current liabilities	27,671	33,115	12,691	2,411,059	2,611,633
Total long-term liabilities	36,617	304	10,676	—	91,860
Series B mandatorily redeemable (in 2015) cumulative convertible preferred stock	—	—	—	338,259	328,616
Predecessor-obligated mandatorily redeemable (in 2015) convertible preferred securities of subsidiary grantor trust whose sole assets are junior subordinated debentures of Predecessor	—	—	—	—	180,000
Stockholders’ equity (deficiency)	35,392	61,463	97,684	(2,546,429)	(1,056,722)
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
     If the obtaining of Further Financing and/or any additional or alternate financing were not possible, we might have to sell our assets under circumstances that might not yield the highest prices, or default on debt obligations which would permit the holders of our senior secured notes to accelerate their maturity dates and/or enforce their security over the Company. Refinancing on unattractive terms could lead to higher interest rates and a greater use of cash flows and reserves to service the refinancing debt. Ultimately, our inability to raise suitable further debt financing, if required, would likely make the

Company insolvent. For further details of the April 2004 Financing, the June 2005 Financing and the contemplated Further Financing — see “Item 4. Information on the Company — Description of Certain Indebtedness”.
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
     With respect to the taking of any material actions that will require the approval of the Investors, to the extent that any such actions may, under Bermuda law, require the approval of the Company’s shareholders in general meeting, one common share of the Company designated a special share (the “Special Share”) has been granted weighted voting rights (nine votes for every one vote cast by other Shareholders) to ensure it can carry any relevant vote; to the extent that a vote of the shareholders is required by Bermuda law, such actions are able to be taken with the consent alone of the holder of the Special Share. See “Item 10. Additional Information”. Since the Investors are the holders of the Special Share, such approval rights may make it impossible for us to obtain any further financing without the approval of a majority in interest of the Investors.
We have a history of operating losses and expect these losses to continue.
     We have incurred operating losses and negative cash flows from operations since the Effective Date. The Predecessor also incurred significant losses prior to its filing for bankruptcy protection under Chapter 11 (“Chapter 11”) of the U.S. Bankruptcy Code (the “Bankruptcy Code”). We expect to continue to incur significant operating losses and negative cash flows while we implement our business plan (the “New Viatel Business Plan”) — see “Item 4. Information on the Company — New Viatel Business Plan”. No assurance can be given that our operations will ever become profitable or that we will ever have positive cash flows. If we cannot raise alternative capital, grow revenues, sustain profitability and begin to generate positive cash flows, we will probably not be able to meet our ongoing operating costs. If this happens, then we would likely become insolvent.
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
     Over the last year we have developed new services and product lines not previously offered by us, in particular with respect to the provision of MPLS enabled Virtual Private Networks (“MPLS VPN”), Ethernet, VoIP and the provision of a broadband service to the consumer market through sporting organizations which effectively act as virtual Internet service providers (“VISP”). (See “Item 4. Information on the Company — New Viatel Business Plan”). The development and success of these and/or other new services and product lines is critical to our ability ultimately to generate sufficient net positive cash flow to finance our operations for the foreseeable future, absent a significant improvement in market conditions surrounding the sale of our pre-existing products and services. Our ability successfully to develop and market such new services and products will depend upon, among other things, our ability to:
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
     Two of the members of our Board of Directors (the “Board”) are affiliated with Morgan Stanley, one of our major shareholders and also the lead Investor in both the April 2004 Financing and the June 2005 Financing. See “Item 4. Information on the Company — Description of Certain Indebtedness”, “Item 6. Directors, Senior Management and Employees” and “Item 7 — Major Shareholders and Related Party Transactions”. Although we believe that these directors have fulfilled, and will continue to be able to fulfil, their fiduciary duties to the Company in their capacities as directors, and note that they recused themselves from the Company’s decision-making process with respect to our negotiation and approval of both the April 2004 Financing and the June 2005 Financing, there could be additional future conflicts of interest when they are faced with decisions that could have different implications for our Company and for Morgan Stanley as the major shareholder and/or majority Investor.
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
     Our initial business plan included in the Plan of Reorganization focused on the provision of services on a wholesale basis to established carriers, PTOs and ISPs over the European Network - the “carrier’s carrier” model. Although beginning in September 2002, certain efforts were made (both through organic growth and corporate acquisition) to target the retail market, this was effectively the business model which was applied from the Effective Date until May 2003.
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
     The New Viatel Business Plan was the product of a detailed commercial and strategic review undertaken by a team headed up by Lucy Woods shortly after her appointment. Its goal was to establish Viatel as a leading pan-European provider of Managed Internet Protocol (“IP”) services, with focus on the sale and provision of IP connectivity and IP value-added services, with particular emphasis on the SME market. The New Viatel Business Plan was adopted by the Board in August 2003. See “Item 4. Information on the Company — New Viatel Business Plan” for a more detailed description.
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
     Subsequent to the amendment of the Bye-Laws, and following discussions with a wide range of financial institutions (which discussions commenced in July 2003) both in the United Kingdom and the United States, the Company completed the April 2004 Financing under which the Company received an amount of US$52.25 million by way of the sale and issuance of 8% convertible senior secured notes (the “Existing Notes”). Additional funding, in an amount of US$16 million is to be provided by way of the further sale and issuance of 12% increasing rate senior secured notes due 2007 (the “New Notes”) upon completion of the June 2005 Financing; these New Notes initially carry a 12% interest rate rising at 0.5% per annum on each interest payment date, beginning on January 15, 2006. (See Item 4. Information on the Company — Description of Certain Indebtedness — June 2005 Financing and the Proposed Further Financing).
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

Class description	Treatment under the Plan of Reorganization
Class 1 — Other Priority Claims	Unimpaired

Class 2 — Convenience Claims (Unsecured Claims of Face Amount US$500 or less, excluding any Intercompany Claims)	Unimpaired

Class 3.01 — NTFC Secured Claim	Unimpaired

Class 3.02 — Other Secured Claims	Unimpaired

Class 4 — General Unsecured Claims	Pro rata share of 88% of 12,000,000 new common shares of the Company of US$0.01 each, issued in connection with the Plan of Reorganization

Class 5 — Intercompany Claims	Extinguished

Class 6 — Interests	Cancelled
     Following the Effective Date, and as contemplated under the Plan of Reorganization, the Board of the Company included the Company’s Chief Executive Officer. Subsequently, three new directors, as nominated by the Creditors’ Committee, were appointed to the Board.
Emergence from Chapter 11
Operations of the Company as at June 7, 2002
     As indicated above, during the course of the Chapter 11 reorganization and prior to the Effective Date, the Predecessor closed, disposed of, or due to the institution of bankruptcy related proceedings, lost control and/or disposed of various businesses and assets including: (1) the Company’s voice businesses, which, as at the commencement of the Chapter 11 action, generated approximately 75% of the Predecessor’s consolidated group revenues; (2) material network interests - both metropolitan and backbone; and (3) interests in transatlantic cables.
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
          In furtherance of our entry into the retail sector, in March 2003, we acquired two recognized ISPs, Cybernet (Schweiz) AG (“Cybernet”) in Switzerland, and Netcom Internet Limited (“Netcom”) in the United Kingdom. The business and assets of Cybernet were purchased for a total consideration of EUR 2.7 million (approximately US$2.96 million). At acquisition, Cybernet had in excess of 6,500 SME customers. On March 7, 2003, we acquired 100% of the share capital of Netcom for an initial consideration of GBP 450,000 (approximately US$890,000), with further contingent consideration payable in the event that certain positive business performance goals were met. The further consideration of GBP 200,000 (approximately US$370,000) was agreed with the former parent, Net Access Limited (“Net Access”) and an installment plan for the payment of this sum over a period of 10 months was also agreed. At acquisition, Netcom had several hundred SME customers to whom it provided primarily leased-line connectivity to the Internet. As part of the Netcom transaction, Netcom’s dial customer base (customers who connect to the Internet using a modem) was transferred to Net Access and Netcom, re-named Viatel Internet Limited (“Viatel Internet”), post-closing, continues to service that customer base through the provision of customer support services for a monthly fee, making Net Access one of Viatel Internet’s largest customers by revenue. We continue to bill Net Access’ dial customers for their periodic subscriptions.
New Viatel Business Plan
          Following the resignation in April 2003 of Michael Mahoney as our Chief Executive Officer, in May 2003, Lucy Woods was appointed as the new Chief Executive Officer. Since her appointment, we have put in place a new senior management team — see “Item 6. Directors, Senior Management and Employees” — and have constructed and developed a new financial model and business plan.
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
     In connection with the implementation of the New Viatel Business Plan, the Company adopted a new corporate brand as of January 10, 2004. The rebranding has been applied to all Viatel operating companies with the exception of Cybernet which, at present, continues to use the Cybernet name and branding. The New Viatel Business Plan identified and targeted two distinct business markets, being: (1) Retail — including within this the Cybernet business; and (2) Wholesale. Each of these business areas is considered in turn below. Through the introduction of new business opportunities and the further development of the Company’s product portfolio, to include, notably, a branded broadband service, the New Viatel Business Plan has now been extended to cover an additional distinct market, namely the provision of consumer services.
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
          Given strong brand recognition — the Company won 3 major business awards during 2004 — we currently intend to continue to trade under the Cybernet name in Switzerland.
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
VISP
     In 2005, Viatel launched a branded broadband service with a number of British football clubs enabling the clubs to act as a virtual Internet service provider — or VISP. The underlying service is a high-speed broadband connection (typically 2Mb — but offered at lower speeds where 2Mb is not technically possible due to PTO local line quality), provided together with club-branded email addresses and, where available, club related broadband content. The Company may add additional functionality/content to the service, potentially including a consumer VoIP product.
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
     The revenue generated by geographic location of customers is as follows:

	Successor	Successor	Successor	Predecessor
	Year ended	Year ended	From June 7,	From January
	December 31,	December 31,	2002 to December	1, 2002 to June
US$’000	2004	2003	31, 2002	7, 2002

United Kingdom	10,560	7,998	1,497	—

Switzerland	15,188	9,041	—	—

Western Europe	2,366	397	531	—
North America	676	1,476	2,136	366

Consolidated	28,790	18,912	4,164	2,667

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
     The European Network potentially remains a major long term asset of the Company. However, in the immediate future, we believe that our opportunities for commercial exploitation of the network, in particular through the sale of capacity to the wholesale carrier market, is limited. This is due principally to both a growing market trend for the provision of wavelength capacity – for which additional capital expenditure would be required – and an ongoing oversupply of capacity in the telecommunications industry which in turn has lead to vigorous and often uneconomical price competition. Given these market and economic conditions, the European Network currently does not, in itself, generate sufficient revenues to meet its current operating costs. A large proportion of these operating costs relate to ongoing maintenance charges and the fees charged, in France, by public authorities and other entities for rights of way. We are currently in legal proceedings disputing the level of the ROW charges we pay in France. See “Item 8. Financial Information – Legal Proceedings” and footnote 9 to the consolidated financial statements in this Form 20-F. Should we lose all or any such legal proceedings, it is likely that we would be required to continue to pay ROW charges which could make the future operation of all, or any part of, our French network uneconomic. During 2004 and into 2005 we have been investigating ways in which we can reduce our ongoing network costs – this has included potentially pursuing a transaction designed to maximise the use of tax losses associated with the depreciation/financial write-down of the network assets.
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
     The Existing Notes were issued to, and purchased by, the Investors in the following respective amounts:

Investor	Notes (US$)
(1) Morgan Stanley	36,000,000
(2) Ahab Partners, L.P.	3,000,000
(3) Wayland Distressed Opportunities Fund I-A, LLC	500,000
(4) Värde	10,000,000
(5) Sapphire Special Opportunities Fund, LLC.	500,000

Investor	Notes (US$)
(6) Stonehill Institutional Partners, L.P.	1,000,000
(7) Ore Hill Hub Fund Ltd	1,000,000
(8) Lucy Woods	250,000

Total	52,250,000

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
     It was also contemplated that, as soon as reasonably practicable after closing, there would be established an equity compensation plan for the benefit of senior management. In substitution of such plan, the Company has decided to offer to relevant senior management participation in a discretionary Employee Benefit Trust (“EBT”), the terms of which were approved by resolution of the Board dated December 2004. Mrs. Woods (together with all other members of the relevant management team) have accepted participation in the EBT, on such terms as approved by the Board, in satisfaction of the Company’s obligations to establish an equity compensation plan under the terms of her employment agreement. See “Item 6. Directors, Senior Management and Employees – Employee Benefit Trust”.
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
Organizational Structure
     Commencing on the Effective Date, a series of share transfers were made whereby the European Subsidiaries become wholly-owned, direct or indirect, subsidiaries of the Company. The following tables set out our active subsidiaries as at May 31, 2005:

		Ownership by Viatel Holding
Name of Subsidiary	Jurisdiction of Incorporation	(Bermuda) Limited

VTL-TP (Bermuda) Limited	Bermuda	100%
Viatel Holding (Europe) Limited	England and Wales	100%
Viatel Operations SA(1)	France	100%
Viatel Belgium NV	Belgium	100%
VTL, Inc.(2)	US	100%
Viatel Broadband Limited	England and Wales	100%

Name of Subsidiary	Jurisdiction of Incorporation	Ownership by VTL, Inc.

Viatel Belgium Limited	England and Wales	100%
VTL (UK) Limited	England and Wales	100%
Viatel Circe Assets Limited	England and Wales	100%

		Ownership by Viatel Holding
Name of Subsidiary	Jurisdiction of Incorporation	(Europe) Limited

Viatel Equipment Limited	England and Wales	100%
Viaphone AG	Switzerland	100%
Cybernet (Schweiz) AG	Switzerland	100%
Viatel Global Communications B.V.	The Netherlands	100%
Viatel German Asset GmbH	Germany	100%
VTL Telecom GmbH	Germany	100%

		Ownership by VTL (UK)
Name of Subsidiary	Jurisdiction of Incorporation	Limited

Viatel Internet Limited	England and Wales	100%

		Ownership by Viatel Global
Name of Subsidiary	Jurisdiction of Incorporation	Communications B.V.

Viafoperations Communications B.V.	The Netherlands	100%

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

Total Equipment or Facility Area
Property name	Site Type	(leased total area may be larger)
ESSEN (BELGIUM)	REGEN	25 sqm
LEERS-NORD	REGEN	25 sqm
LIEGE	REGEN	25 sqm
ANTWERP WOMMELGEN	MOR	25 sqm
HASSELT	REGEN	25 sqm
ANTWERP BELIEWEG (ALASKA)	MOR	25 sqm
GENT (MERELBEKE)	MOR	25 sqm
GENT (BRUGGE)	REGEN	25 sqm
LEUVEN	REGEN	200 sqm
ESTAMPUIS	MOR	25 sqm
TOURNAI	REGEN	25 sqm
MONS	REGEN	25 sqm
CHARLEROI (CHATELET)	REGEN	25 sqm
ANTWERP VOSVELD 20	Storage (Future POP)	178 sqm offices – 1237 sqm tech
BRUSSELS MIDI (RUE DE France)	POP	95 sqm
ANTOING	REGEN	25 sqm
NAMUR	REGEN	25 sqm
BRUSSELS TOLL-LAAN	POP/OFFICE	480 sqm + 220 sqm
KORTRIJK	REGEN	25 sqm
AVIGNONET (LAURAGAIS)	MOR	25 sqm
PARIS AUBERVILLERS CEDEX (VICTOR-HUGO)	RACK SPACE	room 12, 1 rack
AVAILLES-EN-CHATERELLAULT	MINI-POP	25 sqm
LYON (RUE GEORGE MARANNE) 2	POP	16 sqm
L’ISLE ADAM (MOURS) (A16)	MOR	25 sqm
PARIS AUBERVILLIERS CEDEX (GARDINOUX)	POP	1 600 x 600 rack

Total Equipment or Facility Area
Property name	Site Type	(leased total area may be larger)
AZY-SUR-MARNE (NOGENT L’ARTAND)	MOR	25 sqm
MEAUX	MOR	25 sqm
BORDEAUX (MERIGNAC)	POP	1267 sqm
CAYEUX-SUR-MER	REGEN	800 sqm
CAZAN (VERMEGUES)	MOR	25 sqm
CHAROLLES (LP2) (VENDENESSE)	MOR	25 sqm
CONDE-SUR-MARNE	REGEN	25 sqm
CORBEIL (ESSONNES) (LP7)	MOR	25 sqm
COURRIERES	MOR	25 sqm
BIACHES (PERONNE) #1	REGEN	25 sqm
BOURBON (LP3)	MOR	25 sqm
BELLEVILLE (LP1) (MONTMERLE)	MOR	25 sqm
BON-ENCONTRE	MOR	25 sqm
FOS-SUR-MER	MOR	25 sqm
BLOIS	MOR	25 sqm
GRISOLLES	MOR	25 sqm
BLANZAY	MOR	25 sqm
MEILHAN SUR GARONNE	MOR	25 sqm
LAVOURS (LG2)	MOR	25 sqm
BRIARE (LP5)	REGEN	25 sqm
ST MARTIN-DE-BRETHENCOURT	MOR	25 sqm
THOUROTTE	MOR	25 sqm
SOUPPES-SUR-LOING (LP6)	MOR	25 sqm
PICHEGU (ST GILES) (MARNEGA)	MOR	25 sqm
PARIS LA DEFENSE (COURBEVOIE)	POP	415 sqm
POILHES	MOR	25 sqm
PARIS SAINT DENIS	POP	3,716 sqm
MONTFAUCON (CADEROUSSE)	REGEN	25 sqm
TOULOUSE	POP	816 sqm

Total Equipment or Facility Area
Property name	Site Type	(leased total area may be larger)
ARTENAY (ORLEANS)	POP	25 sqm
REVIGNY-SUR-ORNAIN (CONTRISSON)	MOR	25 sqm
SAULT BRENAZ (LG1)	MOR	25 sqm
SETE (MONTPELLIER)	REGEN	25 sqm
AMIENS (PARC D’ACTIVITIES)	POP	750 sqm warehouse + 100 sqm office + 5 car parks
ST CHRISTOPHE-DE-DOUBLE	MOR	25 sqm
STRASBOURG	POP	781 sqm
NEVERS (LP4)	MOR	25 sqm
MONTELIMAR (SAULCE SUR RHONE)	MOR	25 sqm
MARSEILLE (4 RUE LEON GOZIAN)	POP	750 sqm
MARSEILLETTE	MOR	25 sqm
XOUAXANGE (HESSE)	MOR	500 sqm
NANCY RUE JAURES	POP	705 sqm
NAMBSHEIM (BS1)	MOR	25 sqm
NERSAC	MOR	25 sqm
PARIS 35 RUE DES JEUNEURS – BASEMENT (BASTILLE)	POP	97 sqm
ANDANCETTE	MOR	25 sqm
PARIS 35 RUE DES JEUNEURS – 2ND FLR (BASTILLE)	POP/OFFICE	327 sqm
VERETZ (TOURS)	MINI-POP	25 sqm
PARIS 38 RUE DES JEUNEURS – 4TH FLR	POP	7 RACKS
PARIS 35 RUE DES JEUNEURS – 3RD FLR (BASTILLE)	POP/OFFICE	330 sqm
TROUSSEY (VILLOROY SUR MEHOLLE)	MOR	25 sqm
DUSSELDORF IN DER STEELE 29	POP	1 600 x 800 Cabinet
DERNBACH	MOR	25 sqm
DUSSELDORF HALLE	POP	1400 sqm equipment room plus office

Total Equipment or Facility Area
Property name	Site Type	(leased total area may be larger)
CONNECTAPARK
ELTEN	MOR	25 sqm
MANNHEIM	POP	1119 sqm
NAUROD	MOR	25 sqm
LINZ	REGEN	25 sqm
FRANKFURT 19 WEISSMULLERSTRASSE	POP	1 600 x 800 Cabinet
BERG LANGWIESE (GASLINE)	MOR	25 sqm
KAPPELLA (KAPPELLEN)	MOR	25 sqm
PORZ	MOR	25 sqm
FRANKFURT 90 KLEYERSTRASSE	MINI-POP/OFFICE	75 sqm
AMSTERDAM SCHIPLUIDENLAAN (DELFLANDLAAN)	POP/OFFICE/NOC	695 sqm, 7 car park spaces (basement)
AMSTERDAM NIKHEF BUILDING	POP	1 rack
AMSTERDAM WORLD TRADE CENTRE	POP/OFFICE	182 sqm
AMSTERDAM HALFWEG	POP	1728 sqm
AMSTERDAM 144 GYROKOOPWEG	POP	3 racks
AMSTERDAM 58 GYROKOOPWEG (INTERXION)	POP	1 rack
ZANDVOORT	REGEN	342 sqm
LEERSUM	MOR	25 sqm
ROTTERDAM ALBERT PLESMANWEG (SOERWEG 5B)	POP	365 sqm
WORLD FASHION CENTER (17th floor)	Roof site	100 sqm on site
DOORN	MOR	25 sqm
OLTEN	MOR	50 sqm
BASEL	POP	4 racks
BERN	POP	50 sqm
EPENDES	REGEN	100 sqm
ZURICH 225 JOSEF STR	POP	2 racks

Total Equipment or Facility Area
Property name	Site Type	(leased total area may be larger)
ZURICH 569 BADENEERSTRASSE	POP	810 sqm
ZURICH 560 SCHAFFHAUSERSTRASSE	POP/OFFICE	65 sqm
GENEVA	POP	77 sqm
GENEVA (Rue de la Confederation 6)	POP	1 rack
LONDON PARK STREET	POP	25 sqm
SNOW HILL	MOR	25 sqm
POLEGATE	REGEN	80 sqm (equipment room)
PEASE POTTAGE	MOR	77 sqm
PAKENHAM	MOR	25 sqm
MANCHESTER WILLIAMS HOUSE	POP	1 rack
LONDON TELEHOUSE NORTH	POP/OFFICE	243 sqm (2600 sq ft)
LONDON GLOBAL SWITCH	POP	1 rack 1 duct
EGHAM BLAYS BASEMENT	WAREHOUSE	257 sqm
EGHAM INBUCON HOUSE	POP/OFFICE/NOC	1405 sqm
LONDON 8 HARBOUR EXCHANGE (TELECITY 2)	POP	1 rack – ref 1 Z 18
LONDON TELEHOUSE NORTH (NETCOM)	POP	3 racks
LONDON BRICK LANE (INTERXION)	POP	1 x 600 x 600 rack
LONDON TELEHOUSE EAST	POP	3 racks
LONDON HOSTING CENTRE (PSINET)	POP	3 racks
LOWESTOFT	REGEN	25 sqm
BRACKNELL	OFFICE/POP	2,240 sqm
LONDON 7 HARBOUR EXCHANGE (REDBUS)	POP	1 rack 8th floor
LONDON BONNINGTON HOUSE (TELECITY 1)	POP	4 racks
NEW YORK 60 HUDSON	POP	550 sqm
FIBERNET BIRMINGHAM	POP	rack E11 (60cm x 60 cm)
FIBERNET COVENTRY	POP	rack A10

Total Equipment or Facility Area
Property name	Site Type	(leased total area may be larger)
FIBERNET LEEDS 2	POP	rack D11
FIBERNET LEICESTER	POP	rack B10
FIBERNET READING	POP	rack D5
FIBERNET EDINBURGH	POP	1 rack
LEEDS (FOUNDRY STREET)	OFFICE	479 Sq Ft
LONDON GOSWELL ROAD	POP	1 rack
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
     The independent auditors report delivered to the Company in connection with its audited consolidated financial statements for the year ended December 31, 2004 and included in this Form 20-F contains an explanatory paragraph stating that the Company’s recurring net losses and its difficulty in generating sufficient cash flow to meet its obligations and sustain its operations raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements and the selected financial data do not include any adjustments that might result from the outcome of that uncertainty.
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
Impairment of Long-lived Assets
     The Company reviews the carrying value of intangible assets subject to amortization and other long-lived tangible assets to determine whether there has been any impairment of such assets and the appropriateness of their remaining useful lives whenever events or circumstances indicate that the carrying value may not be recoverable. Specific long-lived assets of the Company relevant for such purposes include customer relationships acquired through the purchase of Cybernet and Netcom which have a carrying value in the Company’s balance sheet of $2 million as at December 31, 2004, and the Network assets which have a carrying value as at December 31, 2004 of $38 million.
     To assess impairment of such assets the Company applies SFAS 144, “Accounting for the impairment or disposal of long-lived assets”. The Company tests for impairment by comparing the sum of the future undiscounted cash flows expected to be derived from an asset or a group of assets to their carrying value. If the carrying value of the asset or the group of assets exceeds the sum of the future undiscounted cash flows, impairment is considered to exist, and an impairment loss measured by the difference between the fair value and the carrying value of the relevant long lived asset or group of assets would be recognised. The fair value of the asset or group of assets is generally determined based upon an estimate of discounted future net cash flows to be generated by the asset or group of assets.
     The estimation of future cash flows and the determination of fair values for assets or groups of assets requires the Company to make significant judgments concerning the identification and validation of expected cash flows and, where applicable, discount rates. Such estimates contain an amount of uncertainty which can have a material impact on the amount of any impairment; similarly, actual results may differ from estimates due, in particular, to the economic, technological and competitive environment in which the Company operates.
     For the purposes of conducting impairment tests, operational cash flows are estimated using assumptions relevant to the particular asset or group of assets and, where possible, in light of both current and historic performance over prior periods. In particular:

•	Where a measurable trend has been established, cash inflows from existing services are forecast based upon historical performance along with monthly growth rates in line with those achieved over prior periods for which relevant data is available;

•	Where a measurable trend has not been established, estimates of future inflows are based on current recurring revenues and the order “pipeline” relevant to the assets;

•	Cash inflows from new services or the other sales channels described in connection with the New Viatel Business Plan (see “Item 4. Information on the Company. New Viatel Business Plan”) are forecast based on good faith estimates of sales order value. In addition, alternative customer profiles are modeled to test the level of assumed revenues for reasonableness in the absence of historic market data;

•	Estimates of cash outflows relating to costs are typically based on current run rates;

•	Additional staff costs are included where additional sales heads or other staff resources are required to meet revenue targets;

•	Estimates of cost reductions are based on reasonable assessment and, where indicated, based on third party professional advice; and

•	Cash flows associated with future capital expenditure that would increase the service potential of the relevant asset or group of assets are excluded.

     The Network is structured operationally and for network resilience purposes as a single asset group supporting the sales operations of the Company. Decisions about the management and exploitation of the Network are made on a pan-European basis. U.S. GAAP requires that long-lived assets and related liabilities be grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Accordingly, we have treated the Network and related infrastructure assets as a single asset group for the purposes of assessing impairment.
     The impairment test applied to the Network as of December 31, 2004 is based on business cash flow forecasts prepared in June 2005 for the period through December 31, 2008. In order to assess the future cash flows for the remaining useful economic life of the Network, the remaining years are based on the last year of the forecast, i.e. at zero percent growth.

     Significant assumptions underlying the impairment test were:

•	An agreement with a third party whereby the Company would enter into a structured transaction in respect of certain parts of the Network, under which the Company would receive cash inflows from the third party in respect of the Network assets, such cash inflows representing a proportion of the tax benefits realised by the third party. The benefits attributable to such transaction are supported by draft heads of terms and independent advice from a major accountancy firm.

•	A significant reduction in future costs relating to ROW charges in France, based on the projected outcome of current litigation regarding such charges. See “Item 8. Financial Information on the Company. Legal Proceedings”;

•	Cessation of rental payments in relation to a property in Paris, France arising out of a lease termination which is currently the subject of litigation. See “Item 8. Financial Information on the Company. Legal Proceedings”; and

•	Rent reductions in relation to certain property leased by the Company in the United Kingdom.

           The reduction in future costs in respect of ROW charges and rental payments in France are based on external legal advice.
           On the basis of these assumptions, since the undiscounted cash flows were greater than the carrying value of the Network as at December 31, 2004, no impairment is necessary.
           To the extent that any or a combination of the foregoing assumptions were to prove inaccurate, this could have a material impact on our impairment calculation and result in an impairment. The following risks in this regard are highlighted:

•	The Company may be unable to obtain further debt financing from its Investors or other third parties. While management consider the expectations of such funding to be reasonable at this time, any absence of such continued financial support would likely prevent the Company from being able to generate the forecast cash flows, inevitably leading to an impairment in the carrying value of the Network;

•	A further deterioration in conditions within the European telecommunications market which could adversely impact assumptions used in cash flow calculations;

           An adverse decision may be given in any of the current legal proceedings relating to either the ROW costs or the termination of the French property lease. Although the legal advice received is that a favourable decision in such proceedings is more likely than not, any adverse decision could have a significant impact on impairment calculations dependent on the extent of the adverse ruling.
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
     Year-on-year movements in the statement of operations from fiscal 2003 to fiscal 2004 were principally caused by organic growth and the recognition of non-recurring benefits following settlement of claims originating from the Predecessor’s business (including settlement of our claim with Easynet Telecommunications Limited (“Easynet”)). See “Item 8. Financial Information – Legal Proceedings”. The benefit recognized in the 2004 fiscal year of US$17.8 million from Easynet was ubstantially offset by higher sales and marketing expenses incurred to drive organic growth. Year-on-year movements in the statement of operations from calendar 2002 to fiscal 2003 were principally caused by the acquisitions of Netcom and Cybernet effected during 2003. Year-on-year movements in the statement of operations from fiscal 2001 to calendar 2002 were principally caused by the exiting from the Predecessor’s voice businesses and enterprise businesses in multiple jurisdictions during 2001. The fiscal year ended December 31, 2001 includes a partial year of operations of all of the Predecessor’s businesses, with the remainder of the year being more limited business activity, similar to the Company’s ongoing business. During the year ended December 31, 2002, the Predecessor and the Company operated similar businesses. For a greater description of the evolution of the businesses of both the Predecessor and the Company, see “Item 4. Information on the Company”.

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

	Successor					Predecessor
					Jun. 7–
	Year Ended December		Year Ended		Dec. 31,	Jan.1–Jun.	Total Calendar Year Ended
	31, 2004		December 31, 2003		2002	7, 2002	December 31, 2002(1)

		% of		% of
	$’000	revenue	$’000	revenue	$’000	$’000	$’000	% of revenue
Revenue	28,790	100	18,912	100	4,164	2,667	6,831	100

Cost of service & sales	(16,538)	(57)	(10,015)	(53)	(1,506)	(1,518)	(3,024)	(44)

Selling, general & administrative	(67,797)	(235)	(51,225)	(271)	(30,840)	(26,502)	(57,342)	(839)

Gains on amounts due from bankruptcy estates	3,105	11	358	2	25,003	—	N/A	N/A

Restructuring and impairment	—	—	—	—	—	(908)	(908)	(13)

Depreciation and amortization	(9,140)	(32)	(7,181)	(38)	(2,458)	(1,736)	(4,194)	(61)

Other operating income	17,780	62	—	—	—	—	—	—

Operating loss before reorganization items	(43,800)	(91)	(49,151)	(260)	(5,637)	(27,997)	N/A	N/A

Reorganization items	—	—	—	—	—	2,662,669	N/A	N/A

Operating (loss) / income	(43,800)	(152)	(49,151)	(260)	(5,637)	2,634,672	N/A	N/A

Interest and other income	775	3	1,557	8	986	1,007	1,993	29

Interest expense	(4,395)	(15)	—	—	(11)	(63)	(74)	(1)

Taxation	241	1	—	—	—	—	—	N/A

Net (loss) / income	(47,179)	(164)	(47,377)	(251)	(4,662)	2,635,616	N/A

(1)	where not affected by adoption of fresh start reporting.

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
Other operating income
     Other operating income represents the recognition of amounts due of US$17.8 million following settlement of our claim with Easynet. See “Item 8 — Financial Information — Legal Proceedings” and footnote 10(b) to consolidated financial statements in this Form 20-F.
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
     Operating cash outflows for the years ended December 31, 2004 and 2003 amounted to US$48.8 million and US$25.1 million respectively. The 2004 cash outflow included US$10.5 million of cash which was subject to a hedging conversion which straddled the year end and consequently fell to be recognized as an amount to be received from exchange contracts and not as cash or cash equivalents as of December 31, 2004. This amount receivable from exchange contracts was received in cash on January 5, 2005. Financing activities during 2004 generated gross proceeds of US$52.25 million from the issue of loan notes, such monies being reduced by US$8.1 million due to costs incurred in connection with the loan note offering, resulting in the completion of the April 2004 Financing.
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

     This table excludes contracts entered into shortly before the year end, in the normal course, for delivery of goods or services early in the new year. Future contractual obligations under standby maintenance contracts and operating leases are expected to be satisfied through ongoing financing and operating cashflows. Loan and future interest payments are expected to be satisfied either through ongoing financing, operating cashflows or through the exercise, at the loan holders’ behest, of the conversion of the loan notes and accumulated interest into equity. The contractual commitment to make future interest payments assumes interest obligations are paid in cash and not met through the conversion of accrued interest into additional loan notes.
     New Notes in the aggregate amount to the value of US$16 million are expected to be issued in connection with the June 2005 Financing. These New Notes are due for repayment by June 2007. Interest on the New Notes proposed to be issued upon completion of the June 2005 Financing is to be initially 12% per annum, payable semi-annually with the interest rate increasing by 0.5% per annum on each interest payment date, beginning January 15, 2006. For the first year of issue interest will be payable on the New Notes by way of the issuance of additional New Notes. After the first anniversary of the issuance of the New Notes, interest will be payable in cash only.
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
(4) Serves as representative of Morgan Stanley .
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
Board Practices
Board of Directors
     Our Board is currently comprised of six Directorships. In connection with the April 2004 Financing, various changes to our Bye-Laws were approved and adopted by shareholder resolution at the Special General Meeting of the Company held on April 6, 2004 (the “April 2004 SGM”) which have a material impact on the powers and procedures relating to the appointment and removal of Directors. Effectively, the Investors have the power to appoint a majority of the Board at any one time. Under the Bye-Laws, Värde, Ahab Capital management, Inc, CFSC Wayland Advisers, Inc. and certain affiliated entities who purchase Existing Notes, each have the right to appoint one non-voting representative to attend all meetings of the Board until such time as they collectively beneficially own less than ten percent of the then outstanding common shares of the Company. In connection with the April 2004 Financing, the Company granted the Investors certain registration rights to cause the Company under certain circumstances to register the common shares issuable upon conversion of the Existing Notes under a registration statement to be filed with the U.S. SEC. See “Item 4. Information on the Company — Financing” and “Item 10. Further Information – Memorandum of Association and Bye-Laws”.
     Our Bye-Laws provide that at the second Annual General Meeting of the Company, all of the Directors (other than any holding executive office) are to retire from office, and at every subsequent Annual General Meeting one-half of the Directors who are subject to retirement by rotation or, if their number is not two or a multiple of two, the number nearest to but not more than one-half shall retire from office. The Directors to retire shall be those who have been longest in office since their last appointment or reappointment, but as between persons who became or were last reappointed Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. As a result of the Bye-Law amendments adopted by shareholders’ resolution at the April 2004 SGM in connection with the April 2004 Financing, the Bye-Law in relation to retirement by rotation is not applicable for so long as the Special Share is outstanding (see “Item 10. Further Information — Description of Share Capital — Memorandum of Association and Bye-Laws”). As a result Bermuda law applies and each Director is appointed at the relevant annual general meeting and serves until reappointed at the following AGM or until their successors are appointed, unless they are earlier removed or resign.
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
     The Remuneration Committee reviews general policy matters relating to compensation and benefits of our employees and officers and administers our Equity Incentive Plan and the EBT. See “Item.6 — Employee Benefit Trust”. None of our executive officers currently serves on the Remuneration Committee of another entity or any other committee of the board of another entity performing functions similar to the Remuneration Committee. No interlocking relationships exist between our Board or our Remuneration Committee and the board of directors or compensation committee of any other company.
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
     However, upon conversion of the Existing Notes held by Mrs. Woods (including those additional notes issued to Mrs. Woods by way of interest on the Existing Notes issued to Mrs. Woods under the April 2004 Financing), Mrs. Woods would beneficially own 353,137 common shares of the Company, assuming a conversion price of US$0.75 per share.
     Both Mr. Edward Greenberg and Mr. Thomas E. Doster IV are Directors of the Company, and an Advisory Director and a Managing Director in the Distressed Research Department, respectively, of Morgan Stanley and therefore may be deemed to beneficially own the common shares owned by Morgan Stanley. However each of Mr. Greenberg and Mr. Doster disclaims any beneficial interest in the common shares owned by Morgan Stanley. See “Item 4. Information on the Company — Description of Certain Indebtedness” and “Item 7. Major Shareholders and Related Party Transactions” for details of Morgan Stanley’s ownership.
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
     Under the terms of the EBT, which is in the process of being formally established, amounts will be paid, in either cash or equity, for the benefit of these individuals (and their families) in connection with specified “liquidity events”. The value of such awards could potentially, in aggregate, equal 5% of the equity value of the Company (as such term is defined in the EBT) where the equity value is at least US$100 million and potentially up to 10% of the equity value, where the equity value is US$350 million or more (with interpolated values in between US$100 million and US$350 million on a pro rata basis). Awards under the EBT will vest in 3 tranches (one third effective April 21, 2005 and one third on each of the subsequent anniversaries) subject to the individual’s continued employment through each applicable vesting date.
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

	Amount and Nature of Beneficial	Percentage of
Name and Address of Beneficial Owner(1)	Ownership(1)	Outstanding Shares(2)

Morgan Stanley & Co. Incorporated(3) 1585 Broadway, New York, NY 10036	1,528,870 common shares	14.4%

Aspen Partners Series A(4) c/o Aspen Advisors LLC 152 West 57th Street, New York, NY 10019	1,499,018 common shares	14.1%

The Värde Fund L.P. (5) 8500 Normande Lake Blvd. #1570 Minneapolis MN 55437.	882,531 common shares	8.3%

Ramius Capital Group, LLC (6) 666 Third Avenue, 26th Floor New York, New York 10017 Citizenship (Cayman Islands)	677, 871 common shares	6.4%

1.	Beneficial ownership is determined in accordance with the rules of the U.S. SEC. In computing the number of common shares beneficially owned by a person and the percentage ownership of that person, common shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding. Such common shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, the shareholder named in the table has sole voting and investment power with respect to our common shares set forth opposite such shareholder’s name.

2.	Based on 10,630,000 common shares outstanding as of May 31, 2005.

3.	Information based on the Schedule 13D/A, dated June 29, 2005, of Morgan Stanley. As a result of the amendment of the Existing Notes under the terms of the Letter Agreement to make such Existing Notes convertible upon the election of holders of a majority of the outstanding principal amount of the Existing Notes (the “Existing Notes Amendment”), Morgan Stanley will be deemed the beneficial owner of 54,117,503 shares (or 85.6% of the Company’s outstanding shares) comprised of (a) the 1,528,870 common shares directly owned by Morgan Stanley; (b) 47,533,333 common shares issuable upon conversion of $35,650,000 principal amount of Existing Notes held by Morgan Stanley; and (c) 5,055,300 common shares issuable upon conversion of $3,791,475 of additional Existing Notes representing accrued interest on the Existing Notes held by Morgan Stanley, based on the lowest possible conversion price under the Existing Notes of $0.75 per share. The exact number of common shares into which the Existing Notes are convertible is not calculable at the present time because the conversion price used for such conversion is based upon a calculation of the total equity value of the Company, to be calculated at the time of conversion by the Board of Directors of the Company (subject to approval of the majority noteholders). See “Item. 4 Company Information – Description of Certain Indebtedness).

4.	Information based on the Schedule 13G, dated February 11, 2005, of Aspen Partners Series A, Aspen Capital LLC, Aspen Advisors LLC and Nikos Hecht, as modified to reflect updated movements in the register of members and beneficial ownership of our common shares since the date of filing.

5.	Information based on the Schedule 13G, dated February 11, 2005, of The Värde Fund L.P., The Värde Fund V L.P., The Värde Fund VI L.P., Värde Investment Partners L.P., The Värde Select Fund L.P., The Värde Fund (Cayman) Limited, The Värde Fund V GP LLC, The Värde Fund VI GP LLC, Värde Investment Partners GP LLC, Värde Partners L.P., Värde Partners Inc. and Värde Management International Inc., George G. Hicks, Gregory S. McMillan, Marcia L. Page. The address for The Värde Fund (Cayman) Limited is 2nd Floor Harbour Centre, P.O. Box 896, George Town BWI. All other entities can be contacted at the address listed in the table. As a result of the Existing Notes Amendment, Värde will be deemed the beneficial owner of 15,008,042 shares (or 58.5% of the Company’s outstanding shares) comprised of (a) the 882,531 common shares directly owned by Värde; (b) 13,333,333 common shares issuable upon conversion of $10.0 million principal amount of Existing Notes held by Värde; and (c) 792,178 common shares issuable upon conversion of $594,133 of additional Existing Notes representing interest payment on the Existing Notes held by Värde, based on the lowest possible conversion price under the Existing Notes of $0.75 per share. The exact number of common shares into which the Existing Notes are convertible is not calculable at the present time because the conversion price used for such conversion is based upon a calculation of the total equity value of the Company, to be calculated at the time of conversion by the Board of Directors of the Company (subject to approval of the majority noteholders). See “Item. 4 Company Information — Description of Certain Indebtedness).

6.	Information based on the Schedule 13G, dated February 11, 2005, of the RCG Carpathia Master Fund Ltd (Cayman Islands), Ramius Securities LLC, Ramius Capital Group, LLC, RCG Carpathia Master Fund Ltd, SphinX Distressed (RCG Carpathia) Segregated Portfolio, C4S & Co., LLC, Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, as modified to reflect updated movements in the register of members and beneficial ownership of our common shares since the date of filing.
Related Party Transactions
     Except as disclosed in these pages in relation to the resignation of Mr. Grist and the termination of his employment arrangements, the hedging transactions entered into with Morgan Stanley and the issuance of the Existing Notes in connection with the April 2004 Financing, there were no transactions with related parties during the year ending December 31, 2004. See Item 6. Directors, Senior Management and Employees — Compensation.”
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
     In connection with the April 2004 Financing, Morgan Stanley, Värde and our CEO Lucy Woods purchased Existing Notes in the principal amounts of $36.0 million, $10.0 million and

$250,000 respectively. Additional Notes have been issued to date in satisfaction of payment of accrued interest on the Existing Notes in respective amounts of approximately US$2.1 million, US$0.6 million and US$0.15 million. In connection with the June 2005 Financing, it is contemplated that Morgan Stanley and Värde will purchase New Notes in the principal amounts of $12,937,799 and $3,062,201, respectively.
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
     The Company had certain claims against Easynet in which the Company alleged breach of contract under an Indefeasible Right of Use Agreement dated May 30, 2000 and certain related agreements (together, “the Agreements”). The claims were formally commenced in the High Court of Justice in England as of February 11, 2003 and proceeded to a full trial commencing on November 19, 2003. The Company has now accepted, as full and final settlement of its claims under the Agreements, payment by Easynet of £6.9 million (US$13.0 million approximately) which was paid in two equal installments in March 2004 and September 2004, the second installment having accrued interest at an annual rate of 4%. The settlement also served to dismiss certain related counterclaims brought by Easynet against the Company. As at December 31, 2003 and 2002 the Company had a liability for future performance obligations of $4.6 million under the contract with Easynet. Under the terms of the settlement, the Company was relieved of this obligation and accordingly recognized the release of the liability in the statement of operations in 2004 upon receipt of the final settlement payment.
     In September 2003, the Company’s French subsidiary Viatel Operations SA (“Viatel Operations”) filed a claim for approximately € 7.7 million (US$9.35 million approximately) in the

Tribunal of Lille, France against Voies Navigables de France (“VNF”), the owner of certain French waterways to whom the Company currently pays in excess of €2 million (US$2.4 million approximately) annually for ROW charges. The claim principally asserts that the ROW charges are discriminatory and should conform more closely to the charges levied by the highway and road authorities in France. On the basis that this claim was filed by way of an “opposition procedure”, the Company is entitled to withhold payment of ongoing charges as they fall due. On this basis the Company has withheld its ROW charges for 2004 in an amount of €1.95 million approximately (US$2.37 million approximately) and it is anticipated that payment of the ROW charges for 2005 in an amount of €2 million approximately (US$2.5 million approximately) will be withheld on the same basis. If the Company is unsuccessful in its claim, it will likely be required to pay all outstanding fees together with interest, the interest being estimated to amount to as much as approximately €120,000 (US$150,000 approximately). Judgment is not expected until the end of 2005 at the earliest.
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
     Viatel Operations is engaged in a dispute which arose as a result of the early termination of a lease agreement dated 29 September 1999. The lessor is claiming payment of: (a) an early termination indemnity in the amount of €30,489.40 (approximately US$37,000); and (b) the cost of fit-out works which, according to the lessor, Viatel Operations was under an obligation to perform under the lease. When the dispute first arose, the lessor chose to quantify the amount of the fit out works as €855,514.20 (approximately US$1.1 million). Viatel Operations denied that it was under any obligation to carry out the fit-out works, the lease being permissive in this regard, not obligatory. In February 2005, the lessor issued proceedings requesting payment of the early indemnity, a provisional payment from Viatel Operations of €69,510.20 (approximately US$84,400) for reinstating the property and, finally, the appointment of an expert by the French court whose duty will be to assess the cost of reinstating the property on the basis of the schedule of fit-out works appended to the lease. The initial hearing in this matter was scheduled for April 2005 but following two postponements, made at the lessor’s request, the hearing is now scheduled for September 2005.
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
     The following table sets out, for the periods indicated, the high and low sales prices of our common shares:

	High	Low
Period	(in USD)
Fourth Quarter 2002	N/A	N/A
First Quarter 2003	1.35	1.10
Second Quarter 2003	1.35	0.50
Third Quarter 2003	4.25	0.50
Fourth Quarter 2003	8.00	0.50
First Quarter 2004	2.75	0.75

	High	Low
Period	(in USD)
Second Quarter 2004	1.90	0.90
July 2004	1.20	0.90
August 2004	0.92	0.70
September 2004	0.90	0.60
October 2004	0.95	0.60
November 2004	1.05	0.85
December 2004	1.50	0.90
January 2005	0.96	0.75
February 2005	0.95	0.75
March 2005	0.95	0.60
April 2005	0.75	0.20
May 2005	0.30	0.07
June 2005 (through June 16, 2005)	0.10	0.07
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
Historical Movement in the Authorized Share Capital of the Company
     On incorporation, the Memorandum of Association of the Company provided that the authorized share capital of the Company was US$12,000 divided into 1,200,000 common shares. The entire share capital was fully subscribed and pursuant to a resolution of the provisional directors of the Company passed on March 27, 2002 was allotted to the sole shareholder, the Predecessor, at a price of US$0.01 per share.
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
Material Contracts
     On June 23, 2005 the Company executed binding documentation in connection with the June 2005 Financing. The investment agreement, the Letter Agreement and the form of the New Notes related to the June 2005 Financing are filed as exhibits to this Form 20-F.
     It was a condition of the April 2004 Financing that our Chief Executive Officer, Lucy Woods, enter into an employment agreement on terms satisfactory to the Investors. This employment agreement entered into between the Company and Mrs. Woods on April 21, 2004 is filed as an exhibit to this Form 20-F.
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
Interest Rates
     Interest is payable on the Existing Notes issued in connection with the April 2004 Financing at 8% per annum to be compounded and payable semi-annually by way of additional Notes or, at the Company’s option, in cash.
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
ITEM 18. FINANCIAL STATEMENTS
     The financial statements listed in the Index to Financial Statements are filed or incorporated by reference as a part of this Form 20-F.
ITEM 19. EXHIBITS

Exhibit		Description of Exhibit	Page
Number
1.1	—	Certificate of Incorporation of Viatel Holding (Bermuda) Limited. (Previously filed as Exhibit 1.1 to the Company’s Form 20-F for the year ended December 31, 2002 dated March 22, 2004 and incorporated by reference herein.)

1.2	—	Memorandum of Association of Viatel Holding (Bermuda) Limited. (Previously filed as Exhibit 1.2 to the Company’s Form 20-F for the year ended December 31, 2002 dated March 22, 2004 and incorporated by reference herein.)

r
Exhibit		Description of Exhibit	Page
Number
1.3		Amendment to Memorandum of Association of Viatel Holding (Bermuda) Limited. (Previously filed as Exhibit 1.3 to the Company’s Form 20-F for the year ended December 31, 2002 dated March 22, 2004 and incorporated by reference herein.)

1.4	—	Bye-laws of Viatel Holding (Bermuda) Limited effective from April 21, 2004. (Amending and reinstating those Bye-Laws previously filed as Exhibit 99.2 to the Company’s Form 6-K dated February 5, 2004.).

2.1	—	Form of Registration Rights Agreement, among Viatel Holding (Bermuda) Limited and the other parties thereto. (Previously filed as Exhibit 2 to the Company’s Form 20-F for the year ended December 31, 2002 dated March 22, 2004 and incorporated by reference herein.)

2.2	—	Registration Rights Agreement, among Viatel Holding (Bermuda) Limited and the other parties thereto. (Previously filed as Exhibit 2 to the Company’s Form 6-K dated April 28, 2004 and incorporated by reference herein.)

4.1	—	Investment and Note Purchase Agreement, among Viatel Holding (Bermuda) Limited and the other parties thereto. (Previously filed as Exhibit 1 to the Company’s Form 6-K dated April 28, 2004 and incorporated by reference herein).

4.2	—	Shareholders’ Agreement, among Viatel Holding (Bermuda) Limited and the other parties thereto. (Previously filed as Exhibit 3 to the Company’s Form 6-K dated April 28, 2004 and incorporated by reference herein).

4.3	—	Form of Note, due 2014. (Previously filed as Exhibit 4 to the Company’s Form 6-K dated April 28, 2004 and incorporated by reference herein).

4.4	—	Investment and Note Purchase Agreement among Viatel Holding (Bermuda) Limited and the other parties thereto dated June 23, 2005.

4.5	—	Letter Agreement among Viatel Holding (Bermuda) Limited and the other parties thereto dated June 23, 2005.

4.6	—	Form of Note, due 2007.

4.7	—	Employment Agreement between Viatel Holding (Bermuda) Limited and the Chief Executive Officer, dated April 21, 2004.

8	—	List of subsidiaries of Viatel Holding (Bermuda) Limited.

11	—	Code of Ethics. (Previously filed as Exhibit 11 to the Company’s Form 20-F for the year ended December 31, 2002 dated March 22, 2004 and incorporated by reference herein.)

Exhibit		Description of Exhibit	Page
Number
12.1	—	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	—	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	—	Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	—	Amended Disclosure Statement with Respect to the First Amended Joint Chapter 11 Plan of Reorganization of Viatel, Inc. and Certain of its Subsidiaries (Previously filed as Exhibit 2.1 to the Company’s Form 8-K dated January 22, 2004 and incorporated by reference herein.)

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Viatel Holding (Bermuda) Limited
By:	/s/ Lucy Woods
Lucy Woods
Chief Executive Officer

Date: December 14, 2005

INDEX TO FINANCIAL STATEMENTS

Page
Independent Registered Public Accounting Firm’s Report	F-2
Consolidated Balance Sheets as of December 31, 2004 and December 31,2003	F-4
Consolidated Statements of Operations for the years ended December 31, 2004 and 2003, and the periods ended December 31, 2002 and June 7, 2002	F-5
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2004 and 2003, and the periods ended December 31, 2002 and June 7, 2002	F-7
Consolidated Statements of Cash Flows for the years ended December 31, 2004 and 2003, and the periods ended December 31, 2002 and June 7, 2002	F-8
Notes to the Consolidated Financial Statements	F-9

F1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Viatel Holding (Bermuda) Limited
Hamilton, Bermuda
We have audited the accompanying consolidated balance sheets of Viatel Holding (Bermuda) Limited, a Bermudan Company and subsidiaries (the “Company”) as of December 31, 2004 and December 31, 2003 and the related consolidated statements of operations, comprehensive (loss)/income, shareholders’ equity and cash flows for the years ended December 31, 2004 and December 31, 2003, and for the periods from June 7, 2002 to December 31, 2002 (Successor Company operations) and January 1, 2002 to June 7, 2002 (Predecessor Company operations). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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

F2

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
/s/ DELOITTE & TOUCHE LLP
London, England
June 30, 2005

F3

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(United States Dollars, in thousands, unless specifically stated)

	31 December	31 December
	2004	2003

ASSETS
Current Assets:
Cash and cash equivalents	22,820	30,378
Restricted cash	486	—
Amounts receivable from exchange contracts, related party	10,552	—
Accounts receivable (net of allowance for doubtful debts of $1,567, 2003 — $1,648)	3,167	4,026
Amounts receivable from bankruptcy estates within one year	5,320	7,257
VAT receivable	3,676	3,469
Prepaid expenses and other current assets	5,845	6,427

Total current assets	51,866	51,557

Property and equipment, net	37,986	39,899
Intangible assets, net	2,198	3,330
Other assets	—	96
Deferred financing costs	7,630	—

Total assets	99,680	94,882

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	9,322	5,135
Accrued administrative and priority claims	—	1,868
Accrued expenses	7,937	9,209
Accrued interest	1,955	—
Accrual for French VAT payable	—	6,076
Deferred revenue	4,626	3,853
Deferred income tax liability	47	—
Future performance obligations	—	4,600
Other current liabilities	3,784	2,374

Total current liabilities	27,671	33,115

Long–term liabilities:
Deferred income tax liability	—	304
Convertible loan notes (Related Party — $32,167)	36,617	—

Total long–term liabilities	36,617	304

Total liabilities	64,288	33,419

Commitments and contingencies (Note 10)

Shareholders’ equity:
Common stock, $.01 par value: 2004 — 250,000,000 shares authorised; 10,630,000 shares issued and outstanding, 2003 — 100,000,000 shares authorized; 10,730,000 shares issued and outstanding	106	107
Additional paid–in capital	116,045	98,494
Accumulated other comprehensive income	18,459	14,914
Deferred stock compensation	—	(13)
Accumulated deficit	(99,218)	(52,039)

Total shareholders’ equity	35,392	61,463

Total liabilities and shareholders’ equity	99,680	94,882

See accompanying notes to consolidated financial statements.

F4

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(United States Dollars, in thousands, unless specifically stated)

			Successor
	Successor	Successor	From June 7,	Predecessor
	Year Ended	Year Ended	2002 to	From January 1,
	December 31,	December 31,	December 31,	2002 to June 7,
	2004	2003	2002	2002

Revenue:
Communication services revenues	26,962	17,205	2,793	1,216
Operations and maintenance fee revenue	1,828	1,707	1,371	1,451

Total revenue	28,790	18,912	4,164	2,667

Operating expenses:
Cost of sales	(16,538)	(10,015)	(1,506)	(1,518)
Selling, general and administrative (including non—cash stock compensation (income) / expense of $(48), $(27), $75 (Successor), $4,567 (Predecessor))	(67,797)	(51,225)	(30,840)	(26,502)
Gain on amounts due from bankruptcy estates	3,105	358	25,003	—
Restructuring and impairment	—	—	—	(908)
Depreciation and amortization	(9,140)	(7,181)	(2,458)	(1,736)

Total operating expenses (net)	(90,370)	(68,063)	(9,801)	(30,664)

Other operating income	17,780	—	—	—

Operating loss before reorganization items	(43,800)	(49,151)	(5,637)	(27,997)

Reorganization items	—	—	—	2,662,669

Operating (loss) / income	(43,800)	(49,151)	(5,637)	2,634,672

Other income / (expense):
Interest and other income	775	1,557	986	1,007
Interest expense	(4,395)	—	(11)	(63)

Net (loss) / income before taxation	(47,420)	(47,594)	(4,662)	2,635,616
Taxation	241	217	—	—

Net (loss) / income	(47,179)	(47,377)	(4,662)	2,635,616

Net (loss) / income per common share, basic and diluted	(4.42)	(4.43)	(0.44)	51.72

Weighted average common shares outstanding, basic and diluted	10,680	10,705	10,560	50,963

See accompanying notes to consolidated financial statements.

F5

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) / INCOME
(United States Dollars, in thousands, unless specifically stated)

			Successor
	Successor	Successor	From June 7,	Predecessor
	Year Ended	Year Ended	2002 to	From January 1,
	December 31,	December 31,	December 31,	2002 to June 7,
	2004	2003	2002	2002

Net (loss) / income	(47,179)	(47,377)	(4,662)	2,635,616
Foreign currency translation adjustment	3,545	11,279	3,635	7,009

Comprehensive (loss) / income	(43,634)	(36,098)	(1,027)	2,642,625

See accompanying notes to consolidated financial statements.

F6

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(United States Dollars, in thousands, unless specifically stated)

	Number of		Additional		Foreign Currency
	Shares of Common	Common	Paid—In	Deferred Stock	Translation	Accumulated
	Stock	Stock	Capital	Compensation	Adjustments	Deficit	Total

Balance at January 1, 2002	50,962,868	510	1,123,380	(3,966)	(95,962)	(3,570,391)	(2,546,429)
Foreign Currency translation adjustment	—	—	—	—	7,009	—	7,009
Stock options issued	—	—	2,569	(2,569)	—	—	—
Earned compensation	—	—	—	4,567	—	—	4,567
Net income	—	—	—	—	—	2,635,616	2,635,616
Impact of Fresh Start Adjustments :
Elimination of Accumulated losses	—	—	—	—	—	934,775	934,775
Elimination of foreign currency translation reserve	—	—	—	—	88,953	—	88,953
Cancellation of shares in predecessor	(50,962,868)	(510)	(1,125,691)	1,710	—	—	(1,124,491)
Issuance of common shares in connection with plan of reorganization	10,560,000	106	98,530	—	—	—	98,636

Successor Company balance, June 7, 2002	10,560,000	106	98,788	(258)	—	—	98,636
Earned compensation	—	—	—	75	—	—	75
Foreign Currency translation adjustment	—	—	—	—	3,635	—	3,635
Net loss	—	—	—	—	—	(4,662)	(4,662)

Balance at December 31, 2002	10,560,000	106	98,788	(183)	3,635	(4,662)	97,684
Earned compensation	—	—	—	68	—	—	68
Stock options exercised	170,000	2	—	—	—	—	2
Shares exchanged for One World	—	(1)	(97)	—	—	—	(98)
Stock options forfeited	—	—	(197)	102	—	—	(95)
Foreign Currency translation adjustment	—	—	—	—	11,279	—	11,279
Net loss	—	—	—	—	—	(47,377)	(47,377)

Balance at December 31, 2003	10,730,000	107	98,494	(13)	14,914	(52,039)	61,463
Shares cancelled	(100,000)	(1)	—	—	—	—	(1)
Stock options forfeited	—	—	(61)	13	—	—	(48)
Beneficial conversion feature	—	—	17,612	—	—	—	17,612
Foreign Currency translation adjustment	—	—	—	—	3,545	—	3,545
Net loss	—	—	—	—	—	(47,179)	(47,179)

Balance at December 31, 2004	10,630,000	106	116,045	—	18,459	(99,218)	35,392
See accompanying notes to consolidated financial statements

F7

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(United States Dollars, in thousands, unless specifically stated)

			Successor
	Successor	Successor	From June 7,	Predecessor
	Year Ended	Year Ended	2002 to	From January 1,
	December 31,	December 31,	December 31,	2002 to June 7,
	2004	2003	2002	2002

Cash flows from operating activities:

Net (loss) / income	(47,179)	(47,377)	(4,662)	2,635,616
Adjustments to reconcile net (loss) / income to net cash used in operating activities:
Depreciation and amortization	9,140	7,181	2,458	1,736
Loss on disposal of property and equipment	344	256	—	—
Accreted interest expense on long-term debt	2,930	—	—	—
Amortization of deferred financing costs	461	—	—	—
Amortization of loan note discount	1,003	—	—	—
Deferred income tax liability	(257)	(217)	—	—
Reorganization adjustments, net of cash	—	—	—	(2,660,786)
Stock-based compensation (income) / expense	(48)	(27)	75	4,567
Non—cash exchange of common shares	—	(97)	—	—
Changes in operating assets and liabilities, net of effect of acquisitions:
Decrease / (increase) in accounts and notes receivable and accrued interest	859	1,869	(540)	8,200
(Increase) in restricted cash	(486)	—	—	—
(Increase) in amounts receivable from exchange contracts	(10,552)	—	—	—
Decrease / (increase) in prepaid expenses and other receivables	374	(6,074)	2,843	6,180
Decrease / (increase) in amounts receivable from bankruptcy estates	1,937	13,628	(15,622)	13,737
Decrease / (increase) in other assets	96	859	(374)	195
(Decrease) / increase in accrued telecommunications costs, accounts payable, and other accrued expenses	(7,446)	4,883	2,057	(1,589)

Net cash (used in) / provided by operating activities	(48,824)	(25,116)	(13,765)	7,856

Cash flows from investing activities:
Capital expenditures	(3,847)	(2,180)	(1,667)	(8,721)
Proceeds from disposal of property and equipment	—	2,697	—	2,051
Cash paid for acquisitions, net of cash acquired	—	(3,469)	—	—

Net cash used in investing activities	(3,847)	(2,952)	(1,667)	(6,670)

Cash flows from financing activities:
Proceeds from exercise of stock options	—	2	—	—
Proceeds from preferred loan note offering	52,250	—	—	—
Deferred financing costs associated with loan note offering	(8,092)	—	—	—

Net cash provided by financing activities	44,158	2	—	—

Effects of exchange rate changes on cash	955	5,036	605	1,116

Net (decrease) / increase in cash and cash equivalents	(7,558)	(23,030)	(14,827)	2,302
Cash and cash equivalents at beginning of period	30,378	53,408	68,235	65,933

Cash and cash equivalents at end of period	22,820	30,378	53,408	68,235

Supplemental disclosure of cash flow activity

Interest paid	(2)	—	8	63
Interest received	775	848	906	1,007
Taxes paid	—	—	—	—
Receipts from bankruptcy estates	5,612	13,628	10,030	13,737
See accompanying notes to consolidated financial statements

F8

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
     In March 2003, the Company acquired the business and assets of Cybernet (Schweiz) AG (“Cybernet”) and the share capital of Netcom Internet Limited (“Netcom”). Both of these companies provide business ISP services in their respective geographical locations; further information on these acquisitions is included in Note 11 to these financial statements.
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

F9

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
the holders of a majority of the Existing Notes. This is discussed in further detail in Note (8).
     On June 23, 2005, the Company entered into further financing documentation with two of the Investors, Morgan Stanley and Värde under which Morgan Stanley and Värde have conditionally committed to invest a further US$16 million in the Company by way of the purchase of, respectively US$12.9 million and US$3.1 million 12% increasing rate senior secured notes due 2007 (the “New Notes”) – “the June 2005 Financing”. Such investment is conditional upon customary conditions for transactions of this nature and upon the filing of this Form 20-F in a form satisfactory to Morgan Stanley and Värde.
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
     The Company expects to pursue the Further Financing and Morgan Stanley and Värde have advised the Company they will consider providing such Further Financing and/or additional financing. It is currently contemplated that any such Further Financing would involve an investment of an additional US$16 million, with such additional amount being reduced by the proceeds of any asset sales by the Company entered into prior to the Further Financing, and to be further reduced to the extent that the Company’s then performance against budget does not demonstrate a need for such additional financing. No assurance can be given that the proposed Further Financing will be consummated or that alternative sources of financing would be available or attractive terms, or at all. Neither Morgan Stanley nor Värde is under any obligation to participate in the Further Financing or any other financing, other than the June 2005 Financing to the extent contemplated by the terms and conditions thereof. If the Company does not obtain acceptable funding, the Directors will be forced to reduce dramatically cash requirements or to raise cash, by discontinuing or disposing of existing development programmes or business operations, by selling assets or otherwise. These consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty. If these measures were to be inadequate to cover the Company’s cash needs, the Company would likely become insolvent.
     If the proposed Further Financing is consummated, the Directors believe that the amount of the financing will be sufficient to fund the Company’s operating plan. However, should the operating performance not meet that contemplated in the operating plan, the Company will require additional funding.

F10

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
(c) Statement of Position 90–7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code”
     On June 7, 2002, the Company adopted “fresh start reporting” in accordance with SOP 90–7.
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

F11

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
(d) Revenue and Cost of Sales
     The Company derives its revenue from the sale of Internet-related goods and services, specifically the sale of Internet connectivity services and other Internet value-added services, such as hosting, security and IP VPN. The revenues earned from these services comprise non-recurring revenues relating to delivery of equipment and installation thereof and recurring revenues for ongoing telecommunications connectivity and operating and maintenance services. The typical term of a contract for connectivity services is one year or more.
     The Company applies the provisions of Staff Accounting Bulletin Topic 13, “Revenue Recognition.” The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collection of the resulting receivable is reasonably assured. The Company uses either a purchase order or a customer agreement as evidence of an arrangement.
     Revenue from the delivery of equipment and installation thereof is recognized upon delivery of the equipment and completion of installation, which is deemed to be the date that Internet connectivity services commence. Revenues for Internet connectivity and operating and maintenance services are recognized as earned over the contractual term. When the Company’s services are bundled in a customer arrangement, the related fee is allocated to the multiple elements of the arrangement based on objective evidence of fair value.
     When the customer arrangement dictates that payments are made prior to service delivery, the Company records the advance receipt of payment as a credit to the balance sheet within the deferred revenue account. When a customer pays a non-refundable fee in advance and subsequently cancels service before the end of the contract term, the Company recognizes the remaining deferred revenue as revenue with the statement of operations at the time the service is terminated.

F12

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
     Depreciation is calculated on a straight–line basis over the assets’ estimated useful lives, which are determined based on historical usage with consideration given to technological changes, trends in the industry and other economic factors that could impact the network architecture and asset utilization. Amortization of equipment held under capital leases and of leasehold improvements is included in the Consolidated Statement of Operations as “Depreciation and amortization”, and is calculated on a straight–line basis over the estimated useful lives of the assets, or the related lease term, whichever is shorter. The estimated useful lives of the assets are as follows:

F13

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
(j) Impairment of Long–lived Assets
     The Company has material customer relationships capitalized in its balance sheet as a result of its acquisition of Cybernet and Netcom. The Company periodically reviews the carrying values of intangible assets subject to amortization and other long–lived assets to determine whether there has been any impairment of these assets and the appropriateness of their remaining useful lives. Should events or circumstances indicate that the carrying value may not be recoverable based on undiscounted future cash flows, an impairment loss measured by the difference between the fair value and the carrying value of long–lived assets would be recognized. Fair value is generally determined based upon an estimate of the discounted future net cash flows to be generated by the assets.
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

F14

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
     Cash equivalents include highly-liquid debt instruments purchased with an original maturity of three months or less. The company had restricted cash as at December 31, 2004 of US$486 and US$nil as at December 31, 2003.
(l) Amounts receivable from exchange contracts
     Amounts due under currency options straddling the year end are recorded as Amounts receivable from exchange contracts (see note 4).
(m) Convertible Notes
     In connection with the April 21, 2004 Financing, the Company issued US$52.25 million of convertible loan notes (the “Existing Notes”). The embedded put option is bifurcated and recorded at fair value along with the carrying value of the note. Changes in fair value of the put option are recorded in the statement of operations.
     The beneficial conversion feature, representing the difference between the conversion price and the share price on the issuance date, is recorded within Additional Paid in Capital in Shareholders’ Equity. The corresponding discount on the loan notes is being amortized using the effective interest method over their term
     Direct costs associated with the issuance of the Existing Notes are recorded as deferred financing costs and amortized over their term.
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

F15

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
(o) Financial Instruments, Derivatives and Concentration of Credit Risk
     At December 31, 2004 the Company’s financial instruments included cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and convertible loan notes (the “Existing Notes”). It is not practicable to estimate the fair value of the convertible loan notes as a quoted market price is not available. As at December 31 2004, the face value of the Existing Notes was US$52.3 million and the face value of the Existing Notes issued on 15 July 2004 in lieu of interest was US$1.0 million. These Existing Notes have a fixed interest rate of 8% which is payable semi annually. The Existing Notes mature on 21 April 2014. The fair values, at December 31, 2004 and at December 31, 2003, of cash and cash equivalents, receivables, accounts payable and accrued interest approximated their carrying values because of the short–term nature of these instruments.
     Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments and trade receivables. The Company restricts investment of temporary cash investments to financial institutions with high credit standing.
     The Company does not have any derivative instruments at December 31, 2004 and did not enter into any activities resulting in derivative instruments during the year then ended other than the embedded derivatives related to the put option on the loan notes and three foreign currency option contracts.
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
     The Company has a diverse customer base, but does have a concentration within the telecommunications industry. Current industry conditions have adversely affected other telecommunications providers, some of whom are customers of the Company. Such adverse effects could result in an inability to fulfil their obligations to the Company, including payment of amounts owed for services provided.
(p) Stock Option Plan
     The Company has adopted the disclosure only provision of SFAS 123 “Accounting for Stock–Based Compensation”. The Company applied APB Opinion 25 “Accounting for Stock Issued to Employees” and related interpretations in accounting for the stock option plans that it operates.

F16

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

			Successor
	Successor	Successor	From June 7,	Predecessor
	Year Ended	Year Ended	2002 to	From January 1,
	December 31,	December 31,	December 31,	2002 to June 7,
	2004	2003	2002	2002

Net (loss) / income as reported	(47,179)	(47,377)	(4,662)	2,635,616
Add: non–cash stock–based compensation expense/(income)	(48)	(27)	75	4,567
Less: SFAS 123 stock–based compensation charge / (credit)	69	38	(106)	(4,029)
Pro forma net (loss) / income	(47,158)	(47,366)	(4,693)	2,636,154

Pro–forma basic and diluted (loss) / income per share	(4.42)	(4.42)	(0.44)	51,73
Basic and diluted net (loss) / income per common share, as reported	(4.42)	(4.43)	(0.44)	51.72
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

F17

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
(3) Fresh Start Reporting

F18

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

F19

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
     The following table reflects the fresh start reporting adjustments to the Company’s Condensed Consolidated Balance Sheet position as of emergence from bankruptcy:

	Balance Sheet at June 7, 2002
		Fresh Start
		Reporting —
		Settlement of
		Claims, Debt
	Predecessor	discharge and	Successor
	Company Balance	Equity	Company Balance
	Sheet	Restructuring	Sheet

Cash and cash equivalents	70,118	(1,883)	68,235
Amounts receivable from bankruptcy estates	5,263	—	5,263
Trade receivables	4,028	—	4,028
Other current assets	6,131	—	6,131
Property and equipment	35,708	—	35,708
Deferred financing costs	61,865	(61,865)	—
Other assets	581	—	581

Total assets acquired	183,694	(63,748)	119,946

Current liabilities	(51,533)	30,223	(21,310)
Liabilities subject to compromise	(2,357,935)	2,357,935	—

	(2,409,468)	2,388,158	(21,310)

Preferred stock	(338,259)	338,259	—

Shareholders’ equity	(2,564,033)	2,662,669	98,636

     Fresh start reporting adjustments in these consolidated financial statements result primarily from the following:
•	Elimination of the deferred financing costs balance of the Predecessor relating to Predecessor’s liabilities subject to compromise.

•	Elimination of the deferred revenue balances of the Predecessor and recognition of the performance obligations under long—term contracts that were entered into by Predecessor to reflect fair value.

•	Elimination of Predecessor’s liabilities subject to compromise.

•	Cancellation of Predecessor’s common stock and the elimination of accumulated deficit.
     The “Reorganization Value” was allocated to individual assets and liabilities based on the work of outside financial advisors, as well as internal valuation estimates using discounted cash flow analyses.
     In accordance with and pursuant to the Plan of Reorganization of Viatel, Inc., all pre—petition liabilities of the Predecessor were discharged and creditors received a pro—rata distribution of 10,560,000 common shares issued by the Company. Additionally, the Predecessor’s entire deficit was eliminated. There were no other adjustments to individual assets and liabilities

F20

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
(4) Amounts receivable from exchange contracts
     As of December 31, 2004 there were amounts receivable from exchange contracts of US$10,551. This balance arose due to the execution by the Company of a forward foreign exchange contract to convert US$10 million into pounds sterling on December 31, 2004. Proceeds of £5,591 (US$10,551) from this transaction were not received until January 4, 2005, and consequently, and in accordance with Statement of Financial Accounting Standards No. 95 “Statement of cashflows” this amount did not fall to be recognized as cash or cash equivalents as of December 31, 2004, but as an amount to be received from exchange contracts. There was no equivalent amount as of December 31, 2003.
(5) Property and Equipment
     Property and equipment consists of the following as of December 31:

	2004	2003

Land and buildings	500	500
Communications systems and network infrastructure	53,072	46,226
Furniture, office and computer equipment	2,314	1,980

	55,886	48,706
Less accumulated depreciation	(17,900)	(8,807)

Net book value	37,986	39,899

     Communications systems and network infrastructure includes leases of Indefeasible Rights of Use (“IRUs”) for Network capacity. These leases were for substantially all of the economic life of the asset and were prepaid in full on initial acceptance. Accordingly, they have been treated a capital leases. To the extent these IRUs were entered into by the Predecessor, these capital leases were recorded at fair value in line with fresh start accounting upon emergence from Chapter 11.
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

F21

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
(7) Deferred financing costs
     Deferred financing costs consist of the following as of December 31:

	2004	2003

Financing costs	8,092	—
Less amortization	(462)	—

Net Book Value	7,630	—

(8) Convertible loan notes
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
     The beneficial conversion feature embedded within these notes was valued at US$17,417, and this amount has been recorded as a discount against the principal value. This discount is then amortised over the term of the loan notes based on the effective yield method (the imputed interest rate is 4.13%) resulting in a reduction of the discount of US$995 by December 31, 2004. On July 15, 2004, interest accumulated to date on the principal value of the loan notes of US$976 was converted into additional notes. These notes had a beneficial conversion feature of US$195 on issuance, which had amortised by US$8 by December 31, 2004.

F22

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

F23

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
     The Incentive Plan is currently administered by the Remuneration Committee of the Company’s Board of Directors. The Incentive Plan allows for the issuance of up to a maximum of 1,440,000 shares of common stock of which 696,000 shares remained available for grant at December 31, 2004 (2003 — 696,000; 2002 — 696,000). Prior to the Effective Date, the Company issued 744,000 options as described below. During the period from the Effective Date to December 31, 2002, no options were issued or exercised. During the year ended December 31, 2003, 170,000 options were exercised and 384,000 options were forfeited as a result of employee terminations. The exercise price of the share covered by each non-qualified stock option shall be as determined by the Compensation Committee of the Board of Directors. Should an incentive stock option be granted to a person possessing more than 10% of the combined voting power of the Company, the exercise price shall not be less than 110% of the fair market value of the share on the date of grant. Options are subject to various vesting conditions as disclosed below and have a maximum term of 10 years from the grant date.
     Each option granted pursuant to the Incentive Plan is evidenced by a written agreement, which contains the terms, provisions and conditions of the grant. Stock options may not be assigned or transferred during the lifetime of the holder except as may be required by law or pursuant to a qualified domestic relations order. Common stock subject to a restricted stock purchase or bonus agreement is transferable only as provided in that agreement. As at December 31, 2004, no stock options had been granted to non-employees (2003 — none).
     Stock option activity is shown below:

			Number of Exercisable
	Weighted Average	Number of Shares	options at end of each
	Exercise Price	(in thousands)	year

Outstanding at December 31, 2001	$25.11	567	567
Granted at below market price before Effective Date (at a weighted average fair value of $6.02)	5.65	744
Forfeited	25.11	(567)
At June 7, 2002	$5.65	744	408

Outstanding at December 31, 2002	$5.65	744	408

Forfeited	8.33	(384)
Exercised	0.01	(170)

Outstanding at December 31, 2003	$5.26	190	150
Forfeited	8.33	(120)
Exercised	0.01	(70)

Outstanding at December 31, 2004	—	—	—

     The vesting of the US$0.01 options was 100% on the earlier of (1) one year from May 21, 2002 (the date of grant); (2) a Change of Control as defined in the underlying employment contract, pursuant to which the options were granted; (3) termination of employment of the recipient of the

F24

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
(10) Other operating income
     The Company had certain claims against Easynet Telecommunications Limited (“Easynet”) in which the Company alleged breach of contract under an Indefeasible Right of Use Agreement dated May 30, 2000 and certain related agreements (together, “the Agreements”). The claims were formally commenced in the High Court of Justice in England as of February 11, 2003 and proceeded to a full trial commencing on November 19, 2003. The Company has now accepted, as full and final settlement of its claims under the Agreements, payment by Easynet of £6.9 million (US$13.0 million approximately) which was paid in two equal installments in March 2004 and September 2004, the second installment having accrued interest at an annual rate of 4%. These settlement amounts, other than the interest income received, were recorded within other operating income during 2004. The settlement also served to dismiss certain related counterclaims brought by Easynet against the Company. As at December 31, 2003 and 2002 the Company had a liability for future performance obligations of $4.6 million under the contract with Easynet. Under the terms of the settlement, the Company was relieved of this obligation and accordingly recognized the release of the liability in the statement of operations in 2004 upon receipt of the final settlement payment.
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

F25

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
     The following unaudited pro–forma data summarizes the results of operations for the year ended December 31, 2003 and for the period from June 7, 2002 to December 31, 2002 as if the acquisitions of Cybernet and Netcom had been completed as of June 7, 2002. The pro forma amounts are presented for illustrative purposes and do not purport to be indicative of the results that would have been actually achieved if the acquisitions had occurred as of June 7, 2002 of that may be achieved in the future. The principal pro forma adjustment relates to the depreciation and amortisation expense of long-lived assets.

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

F26

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
Company and all its subsidiaries registered in Bermuda have received an undertaking from the Bermuda Government exempting them from all such taxes until March 28, 2016.
     The statutory Bermuda tax rate for the year ended December 31, 2004 was zero (2003 — zero) and the statutory rates in the jurisdictions in which the Company operates range from 23% to 40.2% (2003 — 23% to 42.4%). The effective tax rate was (0.5)% for the years ended December 31, 2004 and 2003 due to the Company amortizing a deferred tax liability through the Statement of Operations in both years. No tax benefit has been recorded in respect of net taxable losses incurred.
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
     The tax effect of temporary differences that give rise to significant portions of the deferred tax assets are as follows as of December 31, 2004 and 2003:
Deferred Income Tax Assets

	2004	2003

US net operating loss carryforwards	—	2,119
Foreign net operating loss carryforwards	43,756	54,531
Foreign property and equipment temporary differences	7,914	7,219

Total gross deferred tax assets	51,670	63,869
Less valuation allowance	(51,670)	(63,869)

Net deferred tax assets	—	—

     The Company has unused net operating loss carryforwards of approximately US$154.1 million (2003 — US$183.9 million). Of this amount, US$nil million (2003 — US$5.3 million) represents US net operating losses expiring in 2007 through 2021 and US$57.4 million (2003 - US$52.2 million) of these losses represent French net operating losses which will expire by 2009. Other net operating losses have no expiration. Certain losses arising in foreign jurisdictions are expected to continue to be available to the Company, although their use may be subject to restrictions in the US and elsewhere.
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

F27

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
(13) Commitments and Contingencies
(a) Leases and long-term contracts
     At December 31, 2004, the Company was committed under non-cancellable operating leases for the rental of network locations, office space, motor vehicles and long-term contracts for standby maintenance. These leases expire at various times through May 2029.
     The Company’s future minimum operating lease and long term contract payments are as follows:

	Network	Standby	Office Space	Motor	Total
	Locaions	Maintenance		Vehicles
2005	4,452	3,678	911	30	9,071
2006	3,310	52	862	14	4,238
2007	2,730	—	855	—	3,585
2008	2,337	—	772	—	3,109
2009	2,185	—	772	—	2,957
Thereafter	18,771	—	1,929	—	20,700

Total minimum payments	33,785	3,730	6,101	44	43,660

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

F28

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
Ownership of VTL was transferred to the Successor in January 2003. Except as otherwise set forth in the Plan of Reorganization, all claims and liabilities of the Debtors were discharged as of the Effective Date.
     In September 2003, the Company filed a claim for approximately €7.7 million (US$9.35 million approximately) in the Tribunal of Lille, France against Voies Navigables de France (“VNF”), the owner of certain French waterways to whom the Company currently pays in excess of €2 million (US$2.4 million approximately) annually for rights of way (“ROW”) charges. The claim principally asserts that the ROW charges are discriminatory and should conform more closely to the charges levied by the highway and road authorities in France. On the basis that this claim was filed by way of an “opposition procedure”, the Company is entitled to withhold payment of ongoing charges as they fall due. On this basis the Company has withheld its ROW charges for 2004 and it is anticipated that payment of the ROW charges for 2005 will be withheld on the same basis. The Company however has accrued for these ROW charges. If the Company is unsuccessful in its claim, it will likely be required to pay all outstanding fees together with interest, the interest being estimated to amount to as much as approximately €120,000 (US$150,000 approximately). Judgement is not expected until the end of 2005 at the earliest. The Company has not accrued for any interest charges or other costs (additional to the repayment of the withheld fees) that could result from an adverse decision.
     Similar claims in respect of ROW charges have been filed against each of; (1) Compagnie Nationale du Rhône (“CNR”); (2) Ville de Paris (“VDP”); and (3) SAGEP. The amounts of the claims being, respectively, approximately €1.16 million (approximately US$1.4 million) against CNR; approximately €1.4 million (approximately US$1.75 million) against VDP; and approximately €1.18 million (approximately US$1.43 million) against SAGEP. In the case of both CNR and SAGEP, the Company has again withheld payment of fees currently due, although it has accrued for these charges — should the Company lose the relevant proceedings, this could yield a liability to repay (including applicable interest) an amount of approximately €900,000 (approximately US$1.1 million) to CNR and an amount of approximately €430,000 (approximately US$530,000) to SAGEP. The Company has not accrued for any interest charges or other costs (additional to the repayment of the withheld fees) that could result from an adverse decision.
     It should be noted that the outcome of the legal claims with respect to the ROW charges could be substantially influenced by the enactment by the French government of a proposed regulation intended to provide for a limit on the fees payable with respect to the grant and use of ROWs on the public domain. Under a current draft decree — dated April 14, 2005 — the proposed limit would not require any decrease in the amounts currently charged by VNF and CNR; the limit would however have the effect of requiring the fees charged by both VDP and SAGEP to be substantially reduced. The Company is currently lobbying the French government and other public bodies to argue for a lower limit to be prescribed.
     The Company’s French subsidiary Viatel Operations SA (“Viatel Operations”) is engaged in a dispute which arose as a result of the early termination of a lease agreement dated 29 September 1999. The lessor is claiming payment of: (a) an early termination indemnity in the amount of €30,489.40 (approximately US$37,000); and (b) the cost of fit-out works which, according to the lessor, Viatel Operations was under an obligation to perform under the lease. When the dispute first arose, the lessor chose to quantify the amount of the fit out works as €855,514 (approximately US$1.1 million). Viatel Operations denied that it was under any obligation to carry out the fit-out works, the lease being permissive in this regard, not obligatory. In February 2005, the lessor issued proceedings requesting payment of the early indemnity, a provisional payment from Viatel Operations of €69,510

F29

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
(approximately US$84,400) for reinstating the property and, finally, the appointment of an expert by the French court whose duty will be to assess the cost of reinstating the property “on the basis of the schedule of fit-out works appended to the lease”. The initial hearing in this matter was scheduled for April 2005 but following two postponements, made at the lessor’s request, the hearing is now scheduled for September 2005.
     Viatel Operations is also currently in dispute regarding a second lease termination — this time with respect to the termination of a lease agreement dated May 4, 2000 relating to premises in St. Denis, France (the “St. Denis Lease”). The lessor is claiming the termination to be both procedurally and substantively defective, and is consequentially claiming the balance of all payments due under the lease, amounting in aggregate to €12,678,366 (approximately US$17.3 million). Viatel Operations has received strong advice in support of its position.
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
     No amounts have been accrued in respect of the three claims above.
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

F30

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
US$7,257 and US$5,320 respectively based upon all available information. Actual recoveries will vary depending upon the success of the liquidators in realizing the value.
(d) The Employee Benefit Trust
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
     Under the terms of the EBT, which is in the process of being formally established, amounts will be paid, in either cash or equity, for the benefit of these individuals (and their families) in connection with specified “liquidity events”. The value of such awards could potentially, in aggregate, equal 5% of the equity value of the Company (as such term is defined in the EBT) where the equity value is at least US$100 million and potentially up to 10% of the equity value, where the equity value is US$350 million or more (with interpolated values in between US$100 million and US$350 million on a pro rata basis).
     Awards under the EBT will vest in 3 tranches (one third effective 21 April, 2005 and one third on each of the subsequent anniversaries) subject to the individual’s continued employment through each applicable vesting date. Based upon the current value of the Company no accrual has been made under the terms of the EBT.
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
     For 2004 the revenue for the retail segment was US$24.4 million (2003 — US$14.3 million) and for the wholesale segment was US$4.4 million (2003 — US$4.6 million).
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

F31

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
     The revenue generated by geographic location of customers is as follows:

	Successor	Successor	Successor	Predecessor
	Year Ended	Year Ended	From June 7,	From January 1,
	December 31,	December 31,	2002 to December	2002 to June 7,
	2004	2003	31, 2002	2002

United Kingdom	10,560	7,998	1,497	2,301
Switzerland	15,188	9,041	—	—
Other Western Europe	2,366	397	531	—
North America	676	1,476	2,136	366

Consolidated	28,790	18,912	4,164	2,667

     In the year ended December 31, 2004 revenue from customers located in the United Kingdom represented 37% (2003 — 42%) of total revenue, and revenue from customers located in Switzerland represented 53% (2003 — 48%) of total revenue. No other country represented greater than 10% of total revenue.
     The information below summarizes long-lived assets by geographic area :

	Successor	Successor	Successor	Predecessor
	December 31,	December 31,	December 31,	June 7,
	2004	2003	2002	2002

France	15,208	14,904	14,009	15,095
United Kingdom	4,257	6,950	7,420	343
Belgium	5,194	5,514	5,213	5,376
Germany	5,560	5,888	5,022	5,179
Switzerland	5,617	6,813	3,205	1,586
The Netherlands	3,000	3,051	2,844	2,933
North America	8,978	205	234	262

Consolidated	47,814	43,325	37,947	30,774

(15)Valuation and Qualifying Accounts
Reserves and allowances deducted from asset accounts:

	Successor	Successor	Successor	Predecessor
	Year Ended	Year Ended December	From June 7, 2002	From January 1,
	December 31,	31,	to December 31,	2002 to June 7,
	2004	2003	2002	2002

Allowances for doubtful debts
Balance at beginning of period	(1,648)	(790)	—	—
Additions charged to costs and expenses	(883)	(1,034)	(790)	—
Utilizations	964	176	—	—

Balance at end of period	(1,567)	(1,648)	(790)	—

F32

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
(17) Related Party Transactions
     Morgan Stanley was considered to be a related party throughout 2004 by virtue of its significant shareholding in the issued share capital of the Company. In April 2004, following the Company’s issuance of convertible loan notes, the Company entered into three currency contracts with Morgan Stanley. These contracts allowed for the conversion of US$6 million, US$6 million and US$10 million into Pounds Sterling at “Protected” rates of US$1.8045, US$1.7975 and US$1.7885 respectively for delivery on July 1, 2004, October 1, 2004 and January 5, 2005. These conversion rates were dependent upon the GBP to USD spot rates at the time of exercise being above these rates; if market rates had been lower, the actual conversion rates would have been split between the Protected rate, and market rates, based on the proportion of time during the contract period in which actual rates had been below the Protected rates.
     In connection with the April 2004 Financing, Morgan Stanley, Värde and our CEO Lucy Woods purchased Existing Notes in the principal amounts of $36.0 million, $10.0 million and $250,000 respectively. In connection with the June 2005 Financing Morgan Stanley and Värde have committed, subject to customary conditions and the filing of the Form 20-F in a form satisfactory to Morgan Stanley and Värde, to purchase New Notes in the principal amounts of $12.9 million and $3.1 million, respectively.
     During the year, additional loan notes to the value of US$665,564, US$186,667 and US$4,667 were issued to Morgan Stanley, Varde and Lucy Woods, respectively, in lieu of the interest accumulated to July 15, 2004. As of December 31, 2004 Morgan Stanley, Varde and Lucy Woods held total loan notes of US$36.3 million, US$10.2 million and US$254,667, respectively.
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
(18) Subsequent events
     On June 23, 2005, the holders of the Existing Notes and the Company executed the Letter Agreement pursuant to which the parties agreed to amend the terms of the Existing Notes to allow for

F33

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
their conversion at any time, upon the election of the holders of a majority of the outstanding principal amount of the Existing Notes.

F34