Form 20-F
period 2005-12-31
VIATEL HOLDING BERMUDA LTD
filed 2006-06-30
CIK 1175597

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
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
Common Stock, Par Value US$0.01 Per Share
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
      As of December 31, 2005, 10,630,000 shares of the registrant’s common stock were outstanding.
      Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Exchange Act of 1934.     ☐ Yes           ☑  No
      If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐ Yes          ☑ No
      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☑ Yes          ☐ No
      Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☑
      Indicate by check mark which financial statement item the registrant has elected to follow.     ☐ Item 17 ☑ Item 18
      If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     ☐ Yes          ☑ No
      Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.     ☐ Yes          ☑  No

Presentation of Financial Information
      The Company’s financial statements included in this Form 20-F are presented in United States Dollars. In this Form 20-F, references to “United States Dollars”, “U.S. Dollars”, “US$” or “$” are to the currency of the United States of America, references to “Pounds Sterling”, “Pounds”, “GBP”, “£”, “pence” or “p” are to the currency of the United Kingdom, references to “Swiss Francs” or “CHF” are to the currency of Switzerland, references to “Euros” or “€ ” are to the European single currency, and references to “Bermuda Dollars” are references to the currency of Bermuda.
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
Comparability of Financial Information
      As a result of the implementation of the Plan of Reorganization, the associated fundamental differences in the scope and scale of business operations between the Predecessor Company and the Successor Company, the adoption of fresh start reporting and the substantial debt reduction resulting from implementation of the Plan of Reorganization, historical results of operations and balance sheet data for the Predecessor Company are not comparable to those of the Successor Company. See “Item 3. Key Information — Selected financial data”, “Item 5. — Operating and Financial Review and Prospects — General — Fresh-Start Reporting” and footnote (3) to our consolidated financial statements included elsewhere in this Form 20-F.
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
      This Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements in this Form 20-F include, among other things, statements about:

•	the beliefs and expectations of management;

•	our business plan, its advantages and our strategy for implementing the business plan;

•	our expectations as to future revenues, margins, expenses and capital requirements;

•	our ability to raise additional cash from borrowings or other financings to fund operations;

•	our ability to maintain a viable cash and balance sheet position or to become cash flow positive in our operations with additional funding;

•	our ability to control costs and become profitable;

•	our ability to generate revenues or positive cash flows; and

•	the composition of revenues and cost of sales, including operating margins and the use of professional, consultancy and/or contractor services provided by third parties.
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
      For additional information about factors that could affect future financial and operating results, see Viatel’s other filings with the U.S. SEC, including the factors set forth from time to time in reports on Form 20-F and Form 6-K. Copies of these and other Company filings are available on our website at www.viatel.com. Alternatively, you can access our U.S. SEC filings online at www.sec.gov.
PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
      Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
      Not applicable.

ITEM 3.	KEY INFORMATION
Selected financial data
      The following tables present our selected historical consolidated financial data (including selected historical financial data for the Predecessor for the period prior to the Effective Date). You should read the following financial data in conjunction with “Item 5. Operating and Financial Review and Prospects”, our consolidated financial statements, including the related footnotes, and the other financial and operating data included elsewhere in this Form 20-F. The selected historical consolidated financial data included in the following tables are derived from the audited consolidated financial statements of the Successor Company and the Predecessor Company for the relevant periods. The audited financial statements at December 31, 2005, 2004, 2003 and 2002 and for the years ended December 31, 2005, 2004, and 2003 and for the periods from January 1, 2002 to June 7, 2002 and from June 7, 2002 to December 31, 2002 were audited by Deloitte &

Touche LLP, Independent Registered Public Accounting Firm. The consolidated statement of operations data, other consolidated financial data and consolidated balance sheet data as of and for the year ended December 31, 2001 are derived from the consolidated financial statements of the Predecessor, which were audited by our previous auditors.
      The selected financial data should be read in conjunction with the consolidated financial statements for the year ended December 31, 2005, the related notes, and the Report of Independent Registered Public Accounting Firm, which contains an explanatory paragraph stating that the Company’s recurring net losses and its difficulty in generating sufficient cash flow to meet its obligations and sustain its operations raise substantial doubt about the Company’s ability to continue as a going concern, included in this Form 20-F. The consolidated financial statements and the selected financial data do not include any adjustments that might result from the outcome of that uncertainty.
      The Successor succeeded to certain business operations and assets of the Predecessor Company as a consequence of the Plan of Reorganization. See “Item 4. Information on the Company — Chapter 11 Reorganization” and “— Emergence from Chapter 11”.
      We adopted “fresh-start reporting” in accordance with American Institute of Certified Public Accountants Statement of Position 90-7 (“SOP 90-7”), “Financial Reporting By Entities in Reorganization Under the Bankruptcy Code.” Under fresh-start reporting, a new entity is deemed created for financial reporting purposes on the Effective Date and the consolidated financial statements have been prepared on that basis. As a result of the implementation of the Plan of Reorganization, the associated fundamental differences in the scope and scale of business operations between the Predecessor Company and the Successor Company, the adoption of fresh-start reporting and the substantial debt reduction resulting from implementation of the Plan of Reorganization, historical results of operations and balance sheet data for the Predecessor Company are not comparable to those of the Successor Company presented in its financial statements contained in this Form 20-F.
      The consolidated financial statements in this Form 20-F are reported in United States Dollars (thousands of).
      Discontinued operations relates to the sale of Cybernet Schweiz AG (“Cybernet”), completed on March 21, 2006. The Company signed the share purchase agreement on October 20, 2005; this was, however, still subject, as at December 31, 2005, to regulatory approval, resulting in its disclosure as a discontinued operation below. Further disclosure is made in Footnote 11 of the consolidated financial statements. For further information regarding the sale of Cybernet, see “Item 4. Information on the Company — Emergence from Chapter 11 — Evolution of operations of Viatel from June 7, 2002 until May 2006” and “— Viatel Business Plan”.

	Successor	Successor	Successor	Successor	Predecessor	Predecessor

				From June 7,	From January 1,
	Year Ended	Year Ended	Year Ended	2002	2002	Year Ended
	December 31,	December 31,	December 31,	to December 31,	to June 7,	December 31,
	2005	2004	2003	2002	2002	2001

Revenue:
Communication services revenues	18,595	12,147	8,510	2,793	1,216	240,092
Operations and maintenance fee revenue	1,964	1,828	1,707	1,371	1,451	4,239
Capacity sales	—	—	—	—	—	12,298

Total revenue	20,559	13,975	10,217	4,164	2,667	256,629
Operating expenses:
Cost of services and sales	(12,691)	(7,247)	(4,953)	(1,506)	(1,518)	(170,463)
Selling, general and administrative	(56,346)	(65,244)	(47,660)	(30,840)	(26,502)	(115,245)
Gain on amounts due from bankruptcy estates	—	3,105	358	25,003	—	—

	Successor	Successor	Successor	Successor	Predecessor	Predecessor

				From June 7,	From January 1,
	Year Ended	Year Ended	Year Ended	2002	2002	Year Ended
	December 31,	December 31,	December 31,	to December 31,	to June 7,	December 31,
	2005	2004	2003	2002	2002	2001

Impairment	(242)	—	—	—	(908)	(1,278,640)
Depreciation and amortization	(6,538)	(7,036)	(4,464)	(2,458)	(1,736)	(119,920)

Total operating expenses (net)	(75,817)	(76,422)	(56,719)	(9,801)	(30,664)	(1,684,268)
Other operating income	362	17,780	—

Operating loss before reorganization items	(54,896)	(44,667)	(46,502)	(5,637)	(27,997)	(1,427,639)
Reorganization items	—	—	—	—	2,662,669	—

Operating (loss)/ income	(54,896)	(44,667)	(46,502)	(5,637)	2,634,672	(1,427,639)
Other income/ (expense):
Interest and other income	260	774	1,555	986	1,007	8,019
Interest expense	(8,199)	(4,395)	—	(11)	(63)	(83,965)

Net (loss)/ income before taxation	(62,835)	(48,288)	(44,947)	(4,662)	2,635,616	(1,503,585)
Taxation	(666)	241	229	—	—	—

Net (loss)/ income from continuing operations	(63,501)	(48,047)	(44,718)	(4,662)	2,635,616	(1,503,585)
Discontinued operations:
Net income/ (loss) before taxation	129	869	(2,647)	—	—	—
Taxation	(6)	(1)	(12)	—	—	—

Net income/ (loss) from discontinued operations	123	868	(2,659)	—	—	—

Net loss	(63,378)	(47,179)	(47,377)	(4,662)	2,635,616	(1,503,585)
Dividends on convertible preferred securities	—	—	—	—	—	(14,293)

Net (loss)/ income attributable to common stockholders	(63,378)	(47,179)	(47,377)	(4,662)	2,635,616	(1,517,878)

Net (loss)/ income per common share attributable to common shareholders, basic and diluted — continuing operations	(5.97)	(4.50)	(4.18)	(0.44)	51.72	(29.72)
Net income/ (loss) per common share attributable to common shareholders, basic and diluted — discontinued operations	0.01	0.08	(0.25)	—	—	—

Total	(5.96)	(4.42)	(4.43)	(0.44)	51.72	(29.72)

Weighted average common shares outstanding, basic and diluted	10,630	10,680	10,705	10,560	50,963	51,072

	Successor	Successor	Successor	Successor	Predecessor	Predecessor

				From June 7,	From January 1,
	Year Ended	Year Ended	Year Ended	2002	2002	Year Ended
	December 31,	December 31,	December 31,	to December 31,	to June 7,	December 31,
	2005	2004	2003	2002	2002	2001

Other Consolidated Financial Data:
Net cash used in operating activities	(32,602)	(48,338)	(25,116)	(13,765)	(7,856)	(219,854)
Net cash used in investing activities	(4,717)	(4,333)	(2,952)	(1,667)	(6,670)	65,408
Net cash provided by/ (used in) financing activities	19,513	44,158	2	—	—	(73,300)

					Predecessor
					Company at
	Successor Company at December 31,				December 31,

	2005	2004	2003	2002	2001

Consolidated Balance Sheet Data:
Cash and cash equivalents	—	21,939	29,510	53,408	65,933
Other current assets	12,780	25,936	19,924	22,766	43,541
Property and equipment, net	30,522	37,559	39,450	37,947	30,774
Intangible assets, net	—	210	1,056	—	61,865
Other assets	7,583	7,630	97	6,930	776

Total Assets — Continuing Operations	50,885	93,274	90,037	121,051	202,889
Total Assets — Discontinued Operations	5,524	6,406	4,845	—	—

Total Assets	56,409	99,680	94,882	121,051	202,889
Total current liabilities	28,695	21,596	29,602	12,691	2,411,059
Total long-term liabilities	58,074	36,617	304	10,676	—

Total Liabilities — Continuing Operations	86,769	58,213	29,906	23,367	2,411,059
Total Liabilities — Discontinued Operations	5,572	6,075	3,513	—	—

Total Liabilities	92,341	64,288	33,419	23,367	2,411,059
Series B mandatorily redeemable (in 2015) cumulative convertible preferred stock	—	—	—	—	338,259
Stockholders’ (deficiency)/ equity	(35,932)	35,392	61,463	97,684	(2,546,429)
Capitalization and indebtedness
      Pending receipt of proceeds from the sale of Cybernet, the Company’s subsidiary, VTL (UK) Limited (“VTL (UK)”), entered into, as of October 21, 2005, a sterling revolving loan facility for an amount of up to £5.8 million (US$10.4 million approximately) with the Company’s UK bankers, Lloyds TSB Bank plc (“Lloyds”). This facility was made available until February 28, 2006, subject to interest payable at 1.5% p.a. over Lloyds base rate from time to time and was secured by an all monies guarantee, in the amount of £6.0 million (US$10.9 million approximately) (the “October Facility”). On January 20, 2006, provision was made for the October Facility to be extended until April 30, 2006 and to be increased to £7.0 million (US$12.7 million approximately). On receipt of the proceeds from the sale of Cybernet, the October Facility was terminated and the guarantee from Morgan Stanley cancelled by Lloyds. See “Item 4, Information on the Company — Emergence from Chapter 11 — Evolution of operations of Viatel from June 7, 2002 until May 2006” for further information on the sale of Cybernet and the October Facility.

Reasons for the offer and use of proceeds
      Not applicable.
Risk Factors
      In addition to the other information contained in this Form 20-F, you should carefully consider the following risk factors. If any of the possible events described below occurs, our business, prospects, financial condition or results of operations could be materially and adversely affected.

We cannot assure you that we will be able to fund our operations without a refinancing of our existing debt facilities and/or further financing, which may not be available on attractive terms or at all.
      On April 21, 2004, the Company completed financing with a group of eight investors (the “Investors”) under which the Company received an amount of US$52.3 million by way of the sale and issuance of 8% convertible senior secured notes due 2014 (the “April 2004 Financing”). The completion of the April 2004 Financing and related materials were filed as exhibits to the Form 6-K of the Company dated April 28, 2004 (the “April 28 6-K”). Such exhibits to the April 28 6-K are hereby incorporated by reference in this Form 20-F.
      On July 1, 2005 the Company completed further debt financing in the amount of US$16.0 million with two of the Investors, Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and Värde Partners, Inc. (“Värde”) by way of the purchase by Morgan Stanley and Värde of, respectively, US$12.9 million and US$3.1 million 12% increasing rate senior secured notes due July 2007 (the “July 2005 Financing”). The form of the 12% increasing rate senior secured notes due July 2007 and related materials were filed as exhibits to the Form 20-F annual report for the fiscal year ended December 31, 2004 (the “2004 20-F”) and filed by the Company on June 30, 2004. Such exhibits to the 2004 20F are hereby incorporated by reference in this Form 20-F.
      On March 14, 2006, the Company completed a third round of debt financing in the amount of US$8.8 million with three of the Investors, Morgan Stanley, Värde and Stonehill Institutional Partners, Inc. (“Stonehill”) by way of the purchase by Morgan Stanley, Värde and Stonehill of, respectively, US$6.9 million, US$1.7 million and US$0.2 million 12.5% increasing rate senior secured notes due July 2007 (the “March 2006 Financing”), such notes being on substantially the same terms as the notes issued in connection with the July 2005 financing. The form of the 12.5% increasing rate senior secured notes due July 2007 issued in connection with the March 2006 Financing, and related materials, are filed as exhibits to this Form 20-F.
      As of June 23, 2006, we had approximately US$25.0 million of unrestricted cash available to fund future operations. On the basis of current cash flow expectations, we will nevertheless require additional financing in order to fund our operations, the implementation of our business plan (the “Viatel Business Plan” — see “Item 4. Information on the Company — Viatel Business Plan”) and any potential corporate acquisition which we are now considering as a means of providing revenue scale and delivering cash positive performance from our retail business. We anticipate that such financing will be provided through a combination of a refinancing of our existing debt facilities (a “Refinancing”), potential asset sales and/or further investments in the Company’s business.
      In terms of asset sales, the Company has engaged in discussions with a number of third parties regarding the divestment of all or part of its network assets and/or an investment in the Company’s business (in particular the network related wholesale business). On June 21, 2006, the Company completed a transaction providing for the transfer of certain of its network assets to Global Voice Group Limited (“Global Voice”), in consideration for, amongst other things, a cash payment of €18.5 million (approximately US$23.7 million) (the “Global Voice Transaction”).
      Discussions are ongoing with other parties regarding additional network asset sales and/or potential investments in the Company’s business. It is intended that the proceeds of any such sales and/or other corporate transactions will be used primarily to fund ongoing costs related to the network and/or further investment in the Company’s wholesale business. No assurance can, however, be given that any such sales and/or corporate transactions will be completed.
      If the conclusion of the Refinancing, any additional or alternate financing and/or any such asset sales or other corporate transaction were not possible, we might have to sell our assets under circumstances that might not yield the highest prices, or default on debt obligations which would permit the holders of our senior secured notes to accelerate their maturity dates and/or enforce their security over the Company. Refinancing on unattractive terms could lead to higher interest rates and a greater use of cash flows and reserves to service the refinancing debt. Ultimately, our inability to raise suitable further financing, if required, would likely result in the Company becoming insolvent. For further details of the April 2004 Financing, the July 2005 Financing and the March 2006 Financing, see “Item 4. Information on the Company — Description of Certain Indebtedness”. For further information on the Global Voice Transaction see “Item 4. Information on the Company — Global Voice Transaction”.

Our substantial level of debt may adversely affect our operations and financial conditions.
      As at December 31, 2005, our total indebtedness under the April 2004 Financing and the July 2005 Financing was US$68.3 million of principal plus US$5.3 million of additional notes issued in satisfaction of certain accrued interest.
      With respect to both the July 2005 Financing and the March 2006 Financing, interest is payable, as from July 1, 2006, in cash only. The Company is currently in discussions with the relevant Investors in relation to the grant of a possible waiver allowing the Company to satisfy future interest payments through the issuance of additional notes. No assurance can, however, be given that any such waivers will be granted.
      Our level of indebtedness and any ongoing obligation to make cash interest payments could affect us in materially adverse ways, such as:

•	limiting our ability to obtain additional financing for our capital expenditures, acquisitions, working capital or other general requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business, the competitive environment and the telecommunications industry;

•	placing us at a competitive disadvantage to competitors with less debt;

•	making us more vulnerable to economic downturns, which could weaken our ability to compete effectively and could reduce our flexibility in responding to changing economic conditions;

•	limiting our ability to take advantage of new business opportunities; and

•	restricting our ability to invest further funds in order to finance our ongoing operations and business plan.

Our debt covenants limit our financing and other activities.
      Our senior secured notes contain, and the terms of future indebtedness may also contain, restrictive covenants that significantly limit or prohibit our ability to, among other things:

•	incur additional indebtedness;

•	make prepayments of certain indebtedness;

•	pay dividends;

•	make investments;

•	engage in transactions with stockholders and affiliates;

•	issue capital stock;

•	create liens;

•	sell assets;

•	engage in mergers and consolidations;

•	change the Chief Executive Officer; and

•	increase the size of the Board.
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
      With respect to the taking of any material actions that will require the approval of the Investors, to the extent that any such actions may, under Bermuda law, require the approval of the shareholders of the Company (the “Shareholders”) in general meeting, one common share of the Company designated a special share (the “Special Share”) has been granted weighted voting rights (nine votes for every one vote cast by other Shareholders) to ensure it can carry any relevant vote; to the extent, therefore, that a vote of the Shareholders is required by Bermuda law, such actions are able to be taken with the consent alone of the holder of the Special Share. See “Item 10. Additional Information”. Since the Special Share is held by a trustee on behalf of the Investors, such approval rights may make it impossible for us to obtain any further financing and/or engage in any material corporate actions without the approval of a majority in interest of the Investors.

We have a history of operating losses and expect these losses to continue.
      We have incurred operating losses and negative cash flows from operations since the Effective Date. The Predecessor also incurred significant losses prior to its filing for bankruptcy protection under Chapter 11 (“Chapter 11”) of the U.S. Bankruptcy Code (the “Bankruptcy Code”). We expect to continue to incur significant operating losses and negative cash flows while we implement the Viatel Business Plan. No assurance can be given that our operations will ever become profitable or that we will ever have positive cash flows. If we cannot raise alternative capital, grow revenues (whether organically and/or by way of acquisition), sustain profitability and begin to generate positive cash flows, we will probably not be able to meet our ongoing operating costs. If this happens, then we would likely become insolvent.

Our future operating results may be subject to significant fluctuation.
      Our future operating results may be subject to significant fluctuation as a result of any of a number of factors, including:

•	our ability to raise additional financing;

•	general economic conditions;

•	the conditions of the European telecommunications industry in general;

•	further price decreases in the European telecommunications industry;

•	our ability to introduce and support new products and services;

•	our ability to attract and retain customers;

•	our ability to operate and develop in new markets, in particular that for Voice over IP (“VoIP”);

•	changes in the mix of services sold or channels through which services are sold;

•	capital expenditure requirements and costs relating to our network and our businesses;

•	the outcome of legal proceedings; and

•	the effects of government regulation and regulatory changes.
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
      The majority of our operating revenues are denominated in Pounds Sterling, while the majority of our operating expenses are denominated in both Pounds Sterling and Euros. Any appreciation in the Euro relative to the Pound Sterling could have a material adverse effect on our business margins and our ability to meet ongoing operational expenses. Our debt financing may also expose us to exchange rate fluctuations because payment of principal and interest will be made and/or calculated in U.S. Dollars while part of our future cash flows used to service these payments will be denominated in other currencies. In the past, we have sought to manage currency exchange rate exposure through the use of hedging transactions and natural hedging strategies through our treasury planning function, and it is anticipated that we will continue to do so when necessary. We cannot, however, provide any assurance that exchange rate fluctuations will not have a material adverse effect on our ability to meet ongoing operational expenses and/or to service our debt payments and obligations.

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
      Our ability to achieve our future business objectives will depend, in significant part, upon our ability to enter into new contracts. In the last five years, the market for telecommunications services and capacity has experienced a significant slow-down and significant price declines. If these market conditions worsen, we may not be able to meet our sales projections for 2006 or beyond. Furthermore, even if our sales projections are realized, additional declines in market demand for our products and services may result in further price decreases which would limit our operating profitability and ability to generate sufficient cash flow to meet our working capital needs. Our failure to sell retail services or capacity on our network in sufficient quantities and at sufficient prices could have a material adverse effect on our business, financial condition and results of operations.

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
      The development and success of our services and product lines is critical to our ability ultimately to generate sufficient net positive cash flow to finance our operations for the foreseeable future, absent a significant improvement in market conditions surrounding the sale of our pre-existing products and services. Our ability successfully to develop and market such new services and products will depend upon, among other things, our ability to:

•	generate customer acceptance of such new services and product offerings;

•	integrate necessary equipment and software into our network;

•	enhance our billing, back-office and information systems required to accommodate these new services and products;

•	identify and sell other services and products for which we believe there is a significant potential demand; and

•	support, through back office resource, the growing number of customers that we gain.
      Our failure to develop, market and sell successfully these new services and products to existing and new customers, in particular with respect to the provision of VoIP, which is a new technology in the market and therefore potentially subject to consumer inertia in favour of more traditional voice telephony services, could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to generate sufficient wholesale revenues to meet ongoing network operating costs.
      We operate a high-capacity fiber optic network connecting 19 cities in 6 European countries (the “European Network”). Currently the European Network does not generate sufficient revenues from the sale of wholesale services to meet current operating costs. We are continually investigating opportunities to realise value from the European Network whether through asset divestment as in the Global Voice Transaction (see “Item 4. Information on the Company — Global Voice Transaction”), organic sales growth or cost minimisation. The Global Voice Transaction offers an opportunity to generate additional revenues and reduce ongoing operational costs. It is intended to use a portion of the cash consideration to fund investment in backbone electronics to improve the Company’s competitiveness in the wholesale market, while the metropolitan network assets contributed by Global Voice should provide additional market opportunities for the Company. The Company’s cost liability associated with the European Network should also be reduced when Global Voice’s commitment to contribute to the operating costs becomes effective (12 months after completion of the Global Voice Transaction). No assurance can however be given that any of these opportunities will be realised and/or capable of exploitation by the Company, and/or that further asset sales or investments in the European Network will be consummated. For further information regarding the European Network see “Item 4. Information on the Company — European Network”.

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
      We are reliant on a consistent and effective supply chain to meet our business plan commitments and to continue to maintain our network. The economic scenario that both telecommunications service providers and equipment suppliers presently face has led to a heightened risk of:

•	delays in new products and features from suppliers, impacting our product development programs,

•	discontinuance of products or services, impacting our ability to deliver our products and services,

•	deteriorating support quality, affecting operational and customer service; and

•	higher volatility with regard to our demands on suppliers, and in stock levels affected by customer returned equipment.
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

Our business strategy involves potential business combinations, strategic investments and acquisitions.
      As part of our business strategy, we intend to enter into corporate transactions which may involve acquisitions of and/or investment in third parties and/or third party investment in our own business operations. Such corporate transactions typically involve a number of risks, including:

•	the difficulty of integrating previously separate operations and personnel;

•	the potential disruption to our ongoing business and the distraction of our management;

•	the difficulty of incorporating acquired technology and rights into our products and services;

•	unanticipated expenses related to acquired technologies and their integration into existing technologies;

•	potential unknown liabilities associated with acquired businesses; and

•	higher than planned funding requirements to preserve and grow the value of acquired companies.

Electronic attack from hackers or computer viruses could disrupt our business.
      Our network and other operational systems rely heavily on the operation and efficiency of our computer systems. Although our systems are protected by firewalls, there is a risk that our business could be disrupted by hackers or viruses gaining access to our systems. Our exposure to liabilities from our customers, particularly with respect to our provision of Internet service, where case law is developing quickly, is generally risk-managed through contract conditions. No assurance can be made that these contract conditions will be enforced or found to be enforceable or that such contract conditions, if capable of enforcement, would be sufficient to protect the Company from any liabilities arising in such circumstances. Any such liabilities could have a material adverse effect on our business, financial condition and results of operations.

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
      The European telecommunications industry is highly competitive and significantly affected by regulatory changes, marketing and pricing decisions of the larger industry participants and the introduction of new services and transmission methods made possible by technological advances. Our future success depends on our ability to compete with a variety of communications providers including: (1) incumbent public telecommunications operators (“PTOs”) such as British Telecom; (2) alternative operators such as Global Crossing, Cable & Wireless, Verizon, COLT, Thus and Level 3; (3) Internet service providers (“ISPs”) such as Easynet (part of British Sky Broadcasting), PipeX, Bulldog (part of Cable & Wireless) and Tiscali; and (4) providers of VoIP such as Telappliant, Voipfone, Inclarity, alwaysON, Vonage and Gradwell.
      Most of our competitors have greater financial, marketing and other resources than we do and may be able to deploy more extensive networks and withstand pricing and other market pressures better than we can. Incumbent operators generally have additional competitive advantages, including controlling access to local networks, economies of scale and relationships with national regulatory authorities (“NRAs”). In addition, certain competitors may be willing to reduce prices and accept lower profit margins to compete with us. The market is witnessing increasing consolidation and convergence between content, services and applications, whilst traditional markets are maturing. As a result, we may be unable to gain sufficient market share to support our working capital needs, which would have a material adverse effect on our business, financial condition and results of operations.

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
      We may be subject to burdensome regulatory requirements placed on us by regulatory authorities and/or governments, such as the obligations to contribute to universal service funds, and other regulatory fees and taxes associated with the use of our network or with rights of way (“ROW”). In particular, it is possible that changes to and/or the introduction of new government regulations in France may adversely impact on our interests in current litigation where we are disputing the amount of rights of way fees to be paid to certain public and other bodies. In the event that we were to lose all, or any of, such proceedings, it is likely that we would be required to continue to pay fees which could make our future operation of all, or any part of, our

French network uneconomical at this time. It is also possible that certain of such public and other bodies may seek, on the basis of the current proceedings, to terminate the underlying agreements through which we benefit from the ROW. Any such termination could have significant adverse consequences for the operation of the European Network and/or the support of our existing wholesale customer base.
      To the extent that we rely on the utilization of the networks and services of operators who retain market power, we are reliant on appropriate and fair regulation, and adequate enforcement thereof, to ensure the availability of such services on fair and reasonable terms.
      A new regulatory framework for electronic communications in Europe (the “e-Communications Framework”) came into force in July 2003. The e-Communications Framework has now been transposed in each of the European Member States in which we operate. However, in line with the principle of subsidiarity there is a degree of inconsistency in the way in which individual European Member States are transposing the e-Communications Framework and the way in which the individual NRAs are interpreting and applying the regulations. The European Commission has identified certain remaining issues with implementation of the e-Communications Framework in some European Member States, including:

•	limited independence and impartiality of some NRAs;

•	limitations on the powers of NRAs; and

•	separate NRAs for telecoms and broadcasting, which increases the risk of regulatory uncertainty given the advent of converged services.
      Switzerland is not required to follow the e-Communications Framework, but has implemented a broadly similar legal and regulatory framework for telecommunications.
      Our business may suffer as a result of regulatory uncertainties, inconsistencies and adverse changes relating to the implementation of the e-Communications Framework. The European Commission has, in 2006, begun the first of a series of regular reviews of the regulatory framework, further adding to the uncertainty in the regulatory environment. Draft legislative proposals are due to be tabled at the end of 2006 with a revised framework scheduled to come into force in 2009 or 2010.

Changes in the regulation of VoIP could adversely affect our ability to meet certain obligations.
      One specific area of regulation which is still developing in a number of European jurisdictions is the regulation of VoIP services. Under the e-Communications Framework, traditional voice telecommunications services provided to end users are required to comply with a number of obligations, including the obligation to maintain secure access to emergency calls and, in some cases, to provide interception capabilities. This can present problems for VoIP services, in particular, due to the difficulty of providing location information in respect of nomadic users and the fact that the service may fail in the event of a power outage or a failure in the broadband connection. A number of NRAs, including the UK regulator, are therefore considering their approach to these issues. To the extent that our VoIP services are provided to the public, we may be required in the future to comply with additional consumer protection or network integrity obligations. This may materially affect our ability to continue to provide certain customer services or may require the modification of our network and/or services in order for us to be able to comply.

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
      The majority of our directors and officers reside outside the United States, and all or a substantial portion of their assets and our assets are located in jurisdictions outside the United States. Therefore, it may be difficult for investors to effect service of process within the United States upon non-U.S. directors and officers or to recover against the Company, or non-U.S. directors and officers, on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.
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
      Under the terms of the July 2005 Financing and a letter agreement entered into by the Investors and the Company and dated June 23, 2005 (the “Letter Agreement”), if so requested by the holders of a majority of notes issued in connection with the April 2004 Financing, each of the Investors will convert their respective holdings of such notes into common shares of the Company, at the then applicable conversion price as determined by reference to the April 2004 Financing documentation. Any such conversion will take place on a date to be selected by the holders of a majority of the 2004 Notes. The Letter Agreement is filed as an exhibit to the 2004 20-F, all exhibits to the 2004 20-F being incorporated by reference herein.

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
      There has previously been some adverse publicity and coverage regarding the Company and its subsidiaries as a result of the Predecessor’s declaration of bankruptcy and related Chapter 11 proceedings. Such negative publicity could still adversely impact our efforts to establish and promote name recognition and a positive image as well as adversely impact our ability to raise additional financing in sufficient amounts or on acceptable terms.

The Company may have potential liability with respect to past non-compliance of the Predecessor under the Exchange Act.
      The Predecessor ceased preparing and furnishing reports to the U.S. SEC under the Exchange Act prior to its Chapter 11 filing in 2001, although under the Exchange Act and related rules and regulations it was obligated to do so. The Company filed its first Form 20-F on March 22, 2004 with respect to the fiscal year ended December 31, 2002 (the “2002 Form 20-F”). Such filing did not satisfy the Predecessor’s non-compliance for prior periods. Under the Exchange Act and related rules and regulations as interpreted by the staff of the U.S. SEC, the Company may be deemed to be subject to the Exchange Act to the same extent as the Predecessor. Accordingly, liability for past non-compliance may still arise. Enforcement or civil actions against the Company or certain of its officers and directors relating to this past non-compliance could have a material adverse effect on our business, financial condition and results of operations.

Some members of our Board of Directors may have conflicts of interest with us, and some of these conflicts may be resolved in a manner adverse to us.
      Three of the members of our Board of Directors (the “Board”) are affiliated with Morgan Stanley, one of our major shareholders and also the lead Investor in each of the April 2004 Financing, the July 2005 Financing and the March 2006 Financing. See “Item 4. Information on the Company — Description of Certain Indebtedness”, “Item 6. Directors, Senior Management and Employees” and “Item 7 — Major Shareholders and Related Party Transactions”. Although we believe that these Directors have fulfilled, and will continue to be able to fulfil, their fiduciary duties to the Company in their capacities as directors, and note that, to the extent they were then Directors, they recused themselves from the Company’s decision-making process with respect to our negotiation and approval of each of the April 2004 Financing, the July 2005 Financing and the March 2006 Financing, there could be additional future conflicts of interest when they are faced with decisions that could have different implications for our Company and for Morgan Stanley as the major Shareholder and/or majority Investor.

ITEM 4.	INFORMATION ON THE COMPANY
Business Overview — New Viatel Organization
      The Company, commercially known as Viatel, was incorporated under the laws of Bermuda on January 4, 2002. Our registered office is located at Canon’s Court, 22 Victoria Street, Hamilton, HM12 Bermuda. Our principal executive offices are located at Inbucon House, Wick Road, Egham, Surrey TW20 0HR, United Kingdom where the main telephone number is +44 (0) 1784 494 200.
      We are a multinational corporate group (see “Item 4. Information on the Company — Organizational Structure”) and operate a pan-European telecommunications network comprised of advanced fiber-optic cable extending over approximately 7,014 kilometres and connecting to 19 principal cities in 6 countries in Western Europe — the European Network. We offer data communication services to a range of customers that includes the consumer market, small and medium enterprises (“SMEs”), major corporations, carriers, resellers and systems integrators services, and we operate in a single segment: telecommunications.
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
      Our initial business plan included in the Plan of Reorganization focused on the provision of services on a wholesale basis to established carriers, PTOs and ISPs over the European Network — the “carrier’s carrier” model. Although beginning in September 2002, certain efforts were made (both through organic growth and corporate acquisition) to target the retail market, this was effectively the business model which was applied from the Effective Date until May 2003.
      Since May 2003, with the appointment of Lucy Woods as our Chief Executive Officer, a series of changes, both structural and commercial, have been implemented which have fundamentally changed the scope and emphasis of the Viatel organization and business. Principal among the changes was the introduction and adoption of the Viatel Business Plan and the making of a number of senior appointments, thereby creating a new senior management team.
      The Viatel Business Plan was the product of a detailed commercial and strategic review undertaken by a team headed up by Lucy Woods shortly after her appointment. Its goal was to establish Viatel as a leading pan-European provider of Managed Internet Protocol (“IP”) services, with a focus on the sale and provision of IP connectivity and IP value-added services, with particular emphasis on the SME market. The Viatel Business Plan was adopted by the Board in August 2003. See “Item 4. Information on the Company — Viatel Business Plan” for a more detailed description.
      Implementation of the Viatel Business Plan was and remains dependent upon, among other things, successful financing to fund the Company whilst it experiences negative cash flow. Since the inception of the Viatel Business Plan, the Company’s management has undertaken significant work in seeking and obtaining appropriate funding in this respect. This activity initially included the proposal of various amendments to the Bye-Laws intended to remove provisions which would have inhibited the possibility of securing any additional third party financing. These amendments were adopted by shareholders’ resolution at the second annual general meeting of the Company on December 29, 2003.
      Subsequent to the amendment of the Bye-Laws, and following discussions with a wide range of financial institutions (which discussions commenced in July 2003) both in the United Kingdom and the United States, the Company completed the April 2004 Financing under which the Company received an amount of US$52.3 million by way of the sale and issuance of 8% convertible senior secured notes (the “2004 Notes”). Additional funding, in an amount of US$16.0 million was provided by way of the further sale and issuance of 12% increasing rate senior secured notes due 2007 (the “2005 Notes”) upon completion of the July 2005 Financing; these 2005 Notes initially carried a 12% interest rate rising at 0.5% per annum on each interest payment date, beginning on January 15, 2006. Further funding, in an amount of US$8.6 million was provided by way of the further sale and issuance of 12.5% increasing rate senior secured notes due 2007 (the “2006 Notes”) upon completion of the March 2006 Financing; these 2006 Notes initially carry a 12.5% interest rate rising at 0.5% per annum on each interest payment date, beginning on July 15, 2006. (See “Item 4. Information on the Company — Description of Certain Indebtedness — July 2005 Financing” and “— March 2006 Financing”).
      The following sets out the history of the Predecessor, a description of the Chapter 11 reorganization and its impact upon, in particular, the size and scope of the Predecessor’s business and a more detailed description of our business and its evolution following the Effective Date (including a description of the Viatel Business

Plan). A detailed description is also provided as to the scope of, and certain of the conditions attaching to, each of the April 2004 Financing, the July 2005 Financing and the March 2006 Financing.
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
      Despite these and other restructuring initiatives, the Predecessor’s cash position continued to deteriorate due to, among other factors: (1) its inability to access further the equity or debt markets; (2) the suspension of its ability to finance necessary equipment under certain financing facilities; (3) its increasing inability to collect amounts owed to it by its customers due to either the customers’ own financial difficulties, or the perceived financial weakness of the Predecessor; (4) its inability to attract new customers due to its financial circumstances; and (5) required interest payments on its high-yield debt.
      On May 2, 2001 (the “Filing Date”), the Predecessor and the other Debtors filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code.
Chapter 11 Reorganization
      Set forth below is a description of the Predecessor’s business and operations as at the Filing Date, the various asset disposals effected during the course of the Chapter 11 reorganization and the Plan of Reorganization itself.

Operations of the Predecessor as at the Filing Date
      Prior to the Filing Date, the Predecessor was the builder-operator-owner of pan-European, trans-Atlantic and metropolitan fiber-optic networks and a provider of advanced telecommunications products and services, including bandwidth, to corporations, carriers, ISP’s, applications service providers and storage network providers, primarily in Western Europe and North America.

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
      Under the Plan of Reorganization, various claims against the Debtors were divided into classes. Holders of certain unclassified claims, including administrative claims and priority tax claims, received payment in cash either on the distribution date, as such claims were liquidated, or in instalments over time, as permitted by the Bankruptcy Code, or as agreed with the holders of such claims. All other claims and interests were classified into six classes and received the distributions and recoveries (if any) described in the table below. Under the Plan of Reorganization, equity interests (Class 6) in the Predecessor, including common stock, preferred stock, warrants and options of the Predecessor, were cancelled and the holders of such interests received no distributions.
      Under the Plan of Reorganization, the Company transferred 10,560,000 common shares of the Company, (representing 88% of the common shares of the Company issued in connection with the Plan of Reorganization), to VTL, in its capacity as Disbursing Agent, for distribution to holders of allowed general unsecured claims (Class 4). Additionally, under the Plan of Reorganization, 1,440,000 common shares of the Company were reserved for issuance upon exercise of incentive share options issued or issuable under the Company’s 2002 Equity Incentive Plan (the “Equity Incentive Plan”); see “Item 6. Directors, Senior Management and Employees — Equity Incentive Plan”.

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

Evolution of operations of Viatel from June 7, 2002 until May 2006
      Following an interim review, several months after the Effective Date, of performance against the business plan set forth in the Plan of Reorganization, we determined that we could realize only limited success by focusing solely on the wholesale bandwidth business given the then current market and economic environment.
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
      In furtherance of our entry into the retail sector, in March 2003, we acquired two recognized ISPs, Cybernet in Switzerland, and Netcom Internet Limited (“Netcom”) in the United Kingdom. The business and assets of Cybernet were purchased for a total consideration of EUR 2.7 million (approximately US$3.0 million). On March 7, 2003, we acquired 100% of the share capital of Netcom for an initial consideration of GBP 450,000 (approximately US$890,000), with further contingent consideration payable in the event that certain positive business performance goals were met. The further consideration of GBP 200,000 (approximately US$370,000) was agreed with the former parent, Net Access Limited (“Net Access”) and an installment plan for the payment of this sum over a period of 10 months was also agreed. As part of the Netcom transaction, Netcom’s dial customer base (customers who connect to the Internet using a modem) was transferred to Net Access and Netcom, re-named Viatel Internet Limited (“Viatel Internet”), post-closing, continues to service that customer base through the provision of customer support services for a monthly fee.
      On October 20, 2005 the Company announced that it had reached a conditional agreement to sell Cybernet to Swisscom Fixnet AG (“Swisscom”), a wholly-owned subsidiary of the Swiss incumbent PTO, Swisscom AG for US$12.0 million approximately. The sale was conditional in particular upon both the passing of a resolution of the Shareholders to approve the transaction and the obtaining of the approval of Swiss Merger Control authorities. The requisite Shareholders’ resolution was passed in accordance with Bye-Laws 76A(1) and 76A(3)(e) at a Special General Meeting of the Company held in Zurich on November 22, 2005, while the approval of the Swiss Merger Control authorities was obtained on March 14, 2006. Copies of the notice and circular sent to the Shareholders in relation to the Special General Meeting were filed with the U.S. SEC as exhibits to the Form 6-K of the Company dated October 11, 2005 (the “October 11 6-K”). Such exhibits to the October 11 6-K are hereby incorporated by reference in this Form 20-F. Completion of the sale of Cybernet occurred on March 21, 2006 and the related Share Purchase Agreement is filed as an exhibit to this Form 20-F.
      Pending the approval of the Swiss Merger Control authorities and, ultimately, the receipt of the consideration monies, VTL (UK) entered into the October Facility. On January 20, 2006, provision was made for the October Facility to be extended until April 30, 2006 and to be increased to £7 million (US$12.7 million approximately). On receipt of the proceeds from the sale of Cybernet, the October Facility was terminated and the guarantee from Morgan Stanley cancelled by Lloyds. The related Facility Letter, Guarantee Agreement and Amendment Letter are filed as exhibits to this Form 20-F.
      Further details regarding the sale of Cybernet are included in connection with the description of the Viatel Business Plan below.

Viatel Business Plan
      The Viatel Business Plan was presented to members of our Board on July 7, 2003 and formally adopted as the ongoing business plan of the Company on August 11, 2003.
      The goal of the Viatel Business Plan was to establish Viatel as a leading pan-European provider of Managed IP Services with specific emphasis on the sale and provision of IP connectivity and IP value-added services. With, however, it being considered that the resources required for a simultaneous product and service launch in multiple countries would constitute a prohibitive constraint on the implementation of the Viatel Business Plan, initial focus was on the successful provision of a full retail and wholesale product portfolio in the UK and of the provision of the wholesale product portfolio, together with a retail Ethernet product, in other key European markets.
Sales and Marketing
      During 2005, the focus of the Company’s commercial strategy was refined further. Sales performance in the UK continued to be strong with new business driving the UK retail revenue growth by 64% compared to 2004. Given such high growth, further emphasis was placed on the UK retail strategy through, in particular, increasing resources in the relevant sales channels, broadening the product set to include VoIP and introducing robust sales process controls and performance management techniques.
      Wholesale products continued to be sold across Europe, although strong competition, caused largely by over-supply of capacity and our inability to match market pricing at acceptable gross margins, has resulted in the downscaling of our wholesale activity and efforts. Our strategy regarding our wholesale business and the maximisation of value from the European network is subject to review in light of, in particular, the Global Voice Transaction. See “Item 4. Information on the Company — The European Network” and “— Global Voice Transaction”.
      In addition to seeking further organic growth, the Company is currently considering a number of opportunities to acquire incremental revenue and profits through corporate acquisition.
      Further description is provided below as to the Company’s retail and wholesale sales activity, while additional information is provided with respect to the services previously sold through the Cybernet organisation.

Retail
      With respect to the retail sector, the Viatel Business Plan has in previous years focused on extending and enhancing the Company’s product portfolio for, in particular, the UK SME market. The enhancement of the product set continued through 2005, with, in particular, the launch (in May 2005) of VoIP. The VoIP product is, effectively, a replacement product for traditional voice services which use the public switched telephone network (“PSTN”), and allows the elimination of traditional circuit activity associated with the PSTN thereby potentially delivering the customer substantial cost savings.
      Viatel now offers the following principal business retail services: (1) managed connectivity services, including DIA and xDSL connectivity, allowing us to offer to our customers a variety of different connection speeds and contention ratios; (2) managed hosting and co-location services allowing customers to outsource the hosting of their websites and IT applications; (3) managed security services, including the management of VPNs; (4) managed Internet Protocol VPN (“IPVPN”) and Ethernet services, providing cost-effective connectivity between customer sites; and (5) VoIP.
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

•	SoHo Business Broadband: an xDSL shared broadband service aimed at small offices and people working from home.

•	Consumer “white label broadband”: an xDSL shared broadband service, retailed under the customer’s or another third party’s brand, offering email, web space and parental control if required.

•	Dedicated Internet Access: a high bandwidth leased line Internet access utilising our IP Network and worldwide peering agreements.

      The Viatel co-location and managed hosting services include:

•	Co-location: a managed service offering a flexible and cost-effective alternative to an in-house Internet facility. Dedicated full and half racks are available and located in a highly secure and monitored (on a 24 hour, 7 days a week basis) facility.

•	Managed Hosting: a service available on RedHat, Linux and Windows operating systems. This service is a managed, dedicated web and Internet applications hosting solution for business customers. Such applications could be a web site, an e-business platform or an SAP application. This service is again located in a highly secure and monitored (on a 24 hour, 7 days a week basis) facility.
      The Viatel-managed security devices include:

•	Managed Firewall: a fully managed and dedicated firewall solution. A firewall is a set of hardware and software components used for the protection of a network from unauthorised access. Firewalls might be located in the customer’s premises for DIA and broadband connectivity or in Viatel’s data centre for managed hosting customers.

•	Managed Anti Spam & Anti Virus: an e-mail scanning service based on a three tier architecture that blocks spam and viruses transmitted over the Internet before reaching the customer network.
      The Viatel IPVPN and Ethernet services include:

•	Site-to-Site IPVPN: an IPVPN service that allows customers to access private data, such as company information, across a public or shared network. The Viatel IPVPN offering takes advantage of a number of access technologies, such as dial, broadband and DIA. IPSec is currently the security protocol used by Viatel.

•	Remote IPVPN: a service that allows customers with a distributed workforce to access company data and systems, such as order entry and work-flow management. An international roaming service option is also available.

•	Viatel Managed IPVPN: a secure, cost effective communication service between customer sites, remote workers and business partners over a shared network. If customers wish to manage their own site equipment, they can choose a “wires only” option.

•	Viatel Ethernet: a high bandwidth, flexible service to enable customers to run data intensive or real time applications between their sites.
      The Viatel VoIP services include:

•	Viatel VoIP: comparable to a traditional voice access line service, but routed over cost effective Internet connections such as broadband and leased lines. We provide the Internet connection and a variety of gateways to IP enabled existing customer equipment. Viatel hosted VoIP provides a fully managed, bundled telephony solution, including IP enabled phones, connectivity and private branch exchange “PBX” functionality such as call forwarding and voice mail.

•	Viatel VoIP VPN: a single, secure VPN network for integrated voice and data traffic between customer sites and remote workers, helping to reduce costs and improve efficiency.

      The retail sales teams are divided into two channels: direct and indirect. The direct channel comprises telesales and field executives who sell direct to corporate customers, while the indirect channel sells through or with partners/resellers, who in turn sell to corporate customers. The scope of activity in the indirect channel has, in particular, increased in 2005, with the channel now selling through significant resellers.
      In December 2005, Viatel secured its first £1.0 million (US$1.3 million approximately) order since emergence from Chapter 11; the order was for managed VPN and VoIP. Since December, we have received a second order of £1.0 million (US$1.3 million approximately) for Ethernet services. Our VoIP services are also generating significant sales as more and more SME customers prepare to replace outdated PABX technology.
      In 2005, Viatel additionally launched a branded broadband service with a number of British soccer clubs enabling the clubs to act as a virtual Internet service provider — or “VISP”. The underlying service is a high-speed broadband connection, provided together with club-branded email addresses and, where available, club related broadband content.
      Viatel commenced a VISP broadband service for Manchester United FC in April 2005, and for each of Motherwell FC, Chelsea FC and Heart of Midlothian FC in May 2005. The service was actively marketed through the use, in particular, of the relevant clubs’ databases. In addition in November 2005, the Company commenced a VISP broadband service on behalf of the UK Professional Golfers Association (“UK PGA”), again marketing in particular through the UK PGA database. Since the launch of these services the UK broadband consumer market has, however, been one characterised by aggressive broadband price reductions, which in the absence of immediate economies of scale, the Company has been unable to match. The Company believes that it is principally for this reason that the VISP services have not generated any material subscriber numbers.

Wholesale
      The portfolio of wholesale products we provide to customers is generally divided between: (1) connectivity services, providing high quality dedicated point-to-point connection for customers who do not wish to purchase dark (unused) fiber and/or to invest in the transmission equipment and network management systems required to enable fiber to carry traffic; and (2) infrastructure related services, providing customers with high quality dark fiber and co-location services. A description of the services offered within each of these categories is set out below.
      The connectivity services include:

•	Leased Line: an end-to-end, managed, fully redundant and protected synchronous digital hierarchy (“SDH”) transmission technology international private wire service, over varying speeds, that uses the European Network.

•	Wavelength: a service offering greater speed, flexibility and more bandwidth utilization allowing carriers, ISPs and large corporate customers, effectively, to design and operate their own networks.

•	IP transit: services where, starting with our own network’s IP backbone and then, by purchasing global IP transit from a number of carefully selected partners, we are able to offer our customers the best available connection routes, thus providing our customers with maximum quality, responsiveness and cost- effectiveness.
      The infrastructure services include:

•	Dark Fiber: we offer dark fiber to customers that may wish to make the requisite capital investments in order to carry traffic over fiber; however, we do not expect that there will be an active market for dark fiber in the near future. We may also make available to our customers, in selected locations and facilities, certain ducts on either an outright sale or leased basis.

•	Co-location: services normally provided as ancillary to the aforementioned dark fiber services. These services allow our customers, who connect directly to our network, to install and operate their equipment in our co-location facilities. A range of add-on services are also offered such as dedicated racks and secure cages designed to allow increased security and remote monitoring of customers’ applications co-located at the facility.

      While new customer acquisitions were made in 2005, the wholesale market remains one characterized by a surplus in capacity and corresponding aggressive price competition. In certain cases, competitors’ sales prices for bandwidth services, in particular for wavelengths, have been lower than the Company’s cost of sales. The market for bandwidth substantially changed as customers for such services now require 2.5G and 10G wavelengths rather than the traditional SDH services such as STM1, STM4, STM16 and STM64. The cost of the transmission cards required for the delivery of these wavelengths on our existing electronic equipment exceeds current market pricing for a standard 12 month bandwidth contract. An investment in new electronics is, therefore, necessary to reduce costs to enable the provision of competitive wavelength services. The Company has had some success in selling dark fiber — for which no additional expenditure is required — but not to a level that on its own supports the operating costs.
      In light of such market conditions, in 2005 the Company terminated the employment of a majority of its then existing wholesale sales executives, with the ongoing wholesale sales activity being conducted through the Director of Sales and existing members of the retail sales team.
      The Global Voice Transaction offers opportunities to redevelop and grow the Company’s wholesale business. In particular, the Company is anticipating using a portion of the sale proceeds received under the Global Voice Transaction to make certain strategic investments in backbone electronics which should substantially improve the Company’s competitiveness in the wholesale market. See “Item 4. Information on the Company — Global Voice Transaction” for further information as to the Global Voice Transaction and its potential implications for the Company.

Cybernet
      Since its acquisition by the Company in March 2003, Cybernet had been operated as a successful ISP in the Swiss retail market, targeting two principal categories of customers: SMEs and third party sellers.
      While there had been some product diversification in both 2004 and 2005 with the launch, in particular, of (i) VPN Connect — a MPLS service with ADSL connections; (ii) Ethernet Connect — a 2Mb leased line with an Ethernet service; and (iii) a video conferencing service, the Cybernet portfolio essentially remained focused on the resale of xDSL products enabling access to the Internet, web-hosting and ancillary services.
      This product focus contrasted with the aim of the Viatel Business Plan, being the diversification of the Group’s product set and the establishment of the Company as a provider of Managed IP services. Furthermore, while successful, the Cybernet operations did not complement the Company’s increasing focus on the development of its UK retail business.
      In view, in particular, of the above, the Board took the decision in 2005 to seek a sale of Cybernet in order to realize funds to enable the Company to support the further development of the UK business. As noted above (see “Item 4. Information on the Company — Emergence from Chapter 11”), Cybernet was sold to Swisscom as of March 21, 2006.
Segmental Revenue
      The Company’s sole operational activity relates to the provision of telecommunications services. The Company’s management uses financial data internally to make operating decisions and assess performance based upon its two principal activities of retail and wholesale services. Following the adoption of the Viatel Business Plan in August 2003 the Company has reported revenue data separately for these two segments, retail and wholesale. It has not been possible to allocate certain costs of sales, nor selling, general and administration costs between the segments. The Company’s accounting systems did not distinguish between these two segments prior to August 2003 and accordingly only broad-based allocations were possible for the earlier part of 2003.

      The revenue generated by segment and geographic location of customers is as follows:

	Year Ended	Year Ended	Year Ended
	December 31, 2005	December 31, 2004	December 31, 2003

United Kingdom	15,361	9,600	4,835
Total Retail Business	15,361	9,600	4,835
United Kingdom	1,369	960	3,163
Switzerland	330	373	346
Western Europe	2,290	2,366	397
North America	1,209	676	1,476

Total Wholesale Business	5,198	4,375	5,382

Total Revenue — Continuing Operations	20,559	13,975	10,217
      In the year ended December 31, 2005 revenue from customers located in the United Kingdom represented 81% (2004 — 76%, 2003 — 78%) of total revenue. No other country represented greater than 10% of total revenue in 2005, 2004 or 2003.
      For the years ended December 31, 2005, 2004 and 2003, no individual customer accounted for greater than 10% of revenues.
The European Network
      The European Network is a high-capacity fiber optic network connecting 19 cities and traversing the UK, France, Germany, The Netherlands, Belgium and Switzerland. This long-haul network has at least 48 fibers installed throughout, with between 72 and 96 fibers (in most terrestrial segments) and 48 fibers in the two submarine segments. Under the terms of the Global Voice Transaction, the Company has, on certain sections of the European Network, sold its interest in one-half of the fibers. See “Item 4. Information on the Company  — Global Voice Transaction”.
      The European Network employs ring configurations and self-healing SDH systems to provide high reliability and redundancy. The network is equipped with technologically advanced fiber and optical transmission systems, and consists of a uniform configuration of DWDM (Dense Wave Division Multiplex) electronics and Lucent Technologies fiber optic cable on terrestrial routes.
      With respect to the submarine segments, these were built using Alcatel armoured cable comprising Sumitomo fiber. Separate sea routes were chosen in the North Sea (Lowestoft — Zaandvoort) and the English Channel (Pevensey Bay — Cayeux-sur-Mer) respectively, so as to provide a ring topology.
      In addition to the European Network, we also have three STM16 circuits of leased capacity to New York allowing us to offer transatlantic capacity to our customers. Where necessary, we purchase circuits in the United States from local providers to provide a seamless connection for our customers from our own transatlantic capacity to their required United States delivery location.
      We also lease various assets including duct (leased duct totalling approximately 1,464 route kilometers, the main part of which relates to our German backbone) and fiber (fiber subject to Indefeasible Rights of Use (“IRU”) agreement totalling approximately 1,030 route kilometers). The duct and IRUs relating to our backbone, were in general leased for a period of approximately 20 years. In November 2004, we entered into an STM4 capacity lease which provides us with an extended UK network linking in particular Leeds, Manchester, Leicester, Birmingham, Coventry, Reading and London; the lease expires in 2010.
      To support the European Network, most technical facilities are equipped, as standard, with redundant air conditioning, fire suppression systems, UPS (uninterruptible power supply), battery back-up and diesel generators which would be activated in the event of a prolonged local electricity outage. All these facilities take advantage of remote site alarms reported to and managed by the Network Operations Centre, based in Egham (near London) (the “NOC”), which operates on a 24 hours a day, 365 days a year basis.

      The NOC is backed up by a Disaster Recovery Centre in Telehouse, London (the “DRC”), where all key management systems of the NOC are duplicated in their entirety; duplicative systems allows us to maintain our carrier class quality of service. Both the NOC and DRC are equipped to detect and handle incidents and, where possible, quickly re-route traffic in the event of a significant interruption.
      The European Network potentially remains a major long term asset of the Company. However, in recent years, the opportunities for commercial exploitation of the network, in particular through the sale of capacity to the wholesale carrier market, has been limited. This has been principally due to both a growing market trend for the provision of wavelength capacity — for which the Company is unable, at present, to sell profitably absent additional capital expenditure (See “Item 4. Information on the Company — Viatel — Business Plan — Wholesale”) — and an ongoing oversupply of capacity in the telecommunications industry which in turn has led to vigorous and often uneconomical price competition. Given these market and economic conditions, the European Network currently does not, in itself, generate sufficient revenues to meet its current operating costs. A large proportion of these operating costs relate to ongoing maintenance charges and the fees charged, in France, by public authorities and other entities for rights of way (“ROW”). We are currently in legal proceedings disputing the level of the ROW charges we pay in France. See “Item 8. Financial Information — Legal Proceedings” and footnote 13 to the consolidated financial statements in this Form 20-F.
      We are continually investigating ways in which we can maximise sales over the European Network, and we have also been looking at opportunities to realise value from the European Network assets other than by way of organic growth or cost minimisation. This activity has, in particular, been focused on potential divestment of all or part of the European Network assets and/or the related wholesale business, and in attracting additional third party capital investment. Discussions in this regard are currently being undertaken with a number of parties — in some cases involving transactions designed to maximise the use by potential purchasers/investors of tax losses associated with the tax attributes of the network assets.
      In addition to this ongoing activity, in June 2006 the Company completed an effective divestment of part of the European Network — further detail as to the Global Voice Transaction is provided below.
Global Voice Transaction
      The Company agreed terms in June 2006 for the transfer to Global Voice of various assets comprised in the European Network, such terms being set out in a Master Network Lease and Sale Agreement, a Network Operational Agreement and related documentation (together “the GV Transaction Documents”). The transaction was approved by the Shareholders by the adoption of a resolution in accordance with Bye-Laws 76A(1) and 76A(3)(e) at a Special General Meeting of the Company held on June 7, 2006. Copies of the notice and the circular sent to the Shareholders in relation to the Special General Meeting were attached as exhibits to the Form 6-K of the Company dated May 23, 2006 (the “May 23 6-K”). Such exhibits to the May 23 6-K are hereby incorporated by reference in this Form 20-F. Completion of the Global Voice Transaction (“Completion”) occurred on June 21, 2006 and the Master Network Lease and Sale Agreement and the Network Operational Agreement are filed as exhibits to this Form 20-F. Pending Completion and the receipt of the consideration monies, the Company entered into, as of June 14, 2006, a sterling overdraft facility in the amount of £3.0 million (US$5.5 million approximately) with Lloyds in substantially the same terms as the October Facility. Provision was made for this facility to be available until July 31, 2006, to be subject to interest payable at 1.5% p.a. over Lloyds base rate from time to time and to be secured by an all monies guarantee, in the amount of £3.3m (US$6.1 million approximately), provided by Morgan Stanley. It is anticipated that no monies will be drawn down under this credit facility.

Relevant Assets
      On a country by country basis the following assets have been transferred to Global Voice:

The Netherlands, Belgium and United Kingdom: The Company has granted Global Voice a long-term lease (or nearest equivalent legal form permitted in the relevant jurisdictions) over one half of Viatel’s fiber and ducts in The Netherlands, Belgium and the UK for a term of 100 years (or such shorter period as Viatel is able to grant or which constitutes the economic life of the assets). These leased assets are the subject of put and call options by which, after a period of five years from Completion, the Company and Global Voice can require that Global Voice acquires absolute title (or such nearest equivalent legal form of ownership as Viatel is able to transfer) to such assets for a nominal sum.

France: The Company has granted an IRU to Global Voice over one-half of Viatel’s fiber along a route extending from the Belgian border to Paris, and then to Strasbourg, constituting approximately one third of the Company’s French network. The Company has granted (to the extent it is legally able to do so) Global Voice an option, for a nominal sum and again exercisable after a period of five years from Completion, to purchase title/take a long term lease of the fibers subject to the IRU and one-half of the related duct infrastructure.

Germany (PEN 3 network): Global Voice has acquired all of the Company’s rights and interest in the assets on the un-lit German stretch of the Viatel network known as “PEN 3”. The PEN 3 infrastructure is currently not operational and accordingly customary warranties, in particular as to fitness for purpose and use, were excluded from the transaction documents.

Germany (PEN 2 network): The Company has granted Global Voice a sub-lease of one-half of the fibers currently located within duct space leased from Gasline on the operational “PEN 2” network, the term of such sub-lease being for the remaining 23 years (approximately) of the principal lease with Gasline. The Company has additionally granted Global Voice a long-term lease and option to acquire title (or nearest equivalent legal form of ownership as Viatel is able to transfer) in one-half of the Company’s ducts and fibers on the northern part of its Frankfurt ring. In relation to the southern part of the Frankfurt ring, the Company has granted a long-term lease of one-half of the ducts and cables with an option to acquire title (or such nearest equivalent legal form of ownership as Viatel is able to transfer) to one-half of the fibers. Again, the relevant options will be exercisable after a period of five years from Completion.

      It will generally be the responsibility of Global Voice to install appropriate electronic and other equipment to activate or “light” the fiber assets referred to above. By way of exception to this, the Company has agreed to provide Global Voice with certain “lit” capacity through allocating to it a specified number of capacity slots (from 20x Els to 1 x STM16) in eight cities on the Viatel Network. The installation, ongoing support, cost of equipment and transmission cards will all be for the account of Global Voice.
      The Company has additionally agreed to transfer to Global Voice the benefit of the revenues arising under certain specified wholesale customer contracts; by reference to March 2006 revenues, this currently represents an annual revenue stream of approximately €1.7 million (US$2.0 million approximately). The Company will continue to provide the operational services required to support such customer contracts; Global Voice will, however, be liable for the charges that the Company incurs in respect of the lease of third party circuits or other connectivity or equipment required in this regard.

Consideration Payable to the Company
      The consideration comprises:

•	a cash payment of €18.5 million (US$23.7 million approximately) net of all applicable taxes;

•	title (or such nearest equivalent legal form of ownership as Global Voice is able to transfer) to five fiber pairs in the Global Voice metropolitan networks in 7 European cities (Amsterdam, Utrecht, Rotterdam, Frankfurt, Hamburg, Dusseldorf and London);

•	preferential pricing from Global Voice for up to two additional fibers on all of Global Voice’s current metropolitan networks — covering in total 14 European cities and, where available, on all future metropolitan networks constructed by Global Voice;

•	preferential pricing from Global Voice for access to specified buildings directly connected to Global Voice’s metropolitan networks;

•	an indefeasible right of use for twenty years in three fiber pairs on each section of the PEN 3 network, as and when such sections are made operational by Global Voice;

•	access to additional buildings on the Global Voice network at cost plus 15 percent; and

•	from the first anniversary of Completion, a contribution of one-half of the operating costs with respect to those sections of the European Network on which Global Voice is acquiring an interest.

Operational Issues
      Each of the Company and Global Voice have granted to the other certain rights to access their respective networks for the purpose of, in particular, maintaining and interconnecting the transferred network assets. Such rights of access are subject to appropriate procedures designed to protect the security and integrity of each network. In return for Global Voice’s commitment, as referred to above, to contribute to the ongoing costs of the European Network, the Company has additionally undertaken to continue to support the maintenance of the telecommunications facilities being made available to Global Voice. The overall management of any issues regarding the interface of the respective networks will be subject to the supervision of an operations committee, chaired by a Viatel representative.
      The Company has additionally granted Global Voice a licence and/or sublease (to the extent it is legally able to do so) providing Global Voice with the right to access and occupy up to one-half of available space in the sites occupied or used by the Company at points of presence, multi-optical repeater stations and regeneration sites on those sections of the European Network on which Global Voice is acquiring an interest.
      Finally, the parties have incorporated a 50:50 joint venture company for the purpose of purchasing “state of the art” transmission equipment for the European Network. There is, however, no commitment at this stage for either party to make any investment in this respect. Absent agreement on joint purchasing, each party will remain free to make its own decisions as to equipment purchases.

Impact of Global Voice Transaction
      The Board considers that the Global Voice Transaction offers material benefits to the Company in particular as it constitutes a divestment of network assets (including the inactive PEN 3 backbone network) that are not required for the ongoing operation and development of the European Network nor for the growth of the related wholesale business; in effect, given in particular the size and capacity of the European Network, the divested assets were of no strategic or commercial value to the Company. The funds generated by the divestment can be used in part to invest in backbone electronics which should substantially improve the Company’s competitiveness in the wholesale market while the metropolitan network assets acquired from Global Voice should substantially improve the reach of the European Network and provide additional market opportunities for the Company. Finally, the commitment of Global Voice to contribute to operating costs should reduce the Company’s cost liability associated with the European Network. No guarantee or assurance can, however, be given that all or any of these opportunities will be realised and/or are capable of exploitation by the Company.
Description of Certain Indebtedness
      As noted above, our ability in the short-term to continue operations and, ultimately, our implementation of the Viatel Business Plan is dependent on, among other things, successful financing to fund the Company whilst it is experiencing negative cash flow.

April 2004 Financing
      On April 21, 2004, the Company entered into definitive documentation in respect of the April 2004 Financing with each of the Investors comprising: (1) Morgan Stanley; (2) Ahab Partners, L.P.; (3) Wayland Distressed Opportunities Fund I-A, LLC; (4) Värde; (5) Sapphire Special Opportunities Fund, LLC; (6) Stonehill; (7) Ore Hill Hub Fund Ltd; and (8) Lucy Woods. The April 2004 Financing involved the sale and issuance of the 2004 Notes in an aggregate amount of US$52.3 million.

      The April 2004 Financing documentation and a related press release announcing the signing of the April 2004 Financing documentation were furnished to the U.S. SEC on the April 28 6-K and a Form 6-K of the Company dated April 21, 2004 respectively.
      Subsequent to the closing of the April 2004 Financing, Morgan Stanley assigned, as at June 10, 2004, US$350,000 of their 2004 Notes to Ahab Partners, L.P., who in turn, as at August 2004, assigned US$350,000 of 2004 Notes to two individuals as follows: (a) John Colton: US$250,000; and (b) Francis Williams: US$100,000. As at April 2006 Wayland Distressed Opportunities Fund I-A, LLC assigned all of the 2004 Notes (together with all additional notes paid by way of interest on the 2004 Notes) issued in their name to Wayland Distress Opportunities Fund I-B, LLC.
      Interest on the 2004 Notes is 8% per annum, to be compounded and payable semi-annually in January and July of each year by way of additional notes or, at the Company’s option, in cash. As at January, 2006 the Company has issued US$7.6 million principal amount of additional convertible notes by way of interest.
      The 2004 Notes have a 10 year maturity, and are convertible, at the option of the holder, into the Company’s common shares upon the occurrence of certain specified “liquidity events”, such as a change of control or an initial public offering, or if not previously converted, after the ninth anniversary of issuance, or upon the request of the holders of a majority of the 2004 Notes.
      Upon conversion of all or a large portion of the 2004 Notes, persons previously holding such 2004 Notes will hold a significant majority of our common shares, assuming that the Company has not issued shares other than on a conversion of the 2004 Notes. Both prior to and following conversion, and until such time as the Investors directly or indirectly together hold, on a fully diluted basis, 25% or less of the Company’s common shares, material corporate actions will effectively require the consent of the Investors or their transferees.
      The Investors (and their transferees) also effectively have the right, at any time, to increase the size of the Board and to approve a number of Directors sufficient to cause a majority of the Board to be designees of the Investors (and their transferees). See “Item 10. Additional Information — Memorandum of Association and Bye-Laws”.
      It was a condition of the April 2004 Financing that our Chief Executive Officer, Lucy Woods, enter into an employment agreement on terms satisfactory to the Investors and that she also participate in the April 2004 Financing through the purchase of 2004 Notes in an aggregate principal amount of US$250,000. It is a further condition under the terms of Mrs. Wood’s employment agreement (entered into as a condition of the April 2004 Financing) that to the extent Mrs. Woods receives a cash bonus during the first two years of the term of her employment agreement, such cash bonus is to be reinvested in the Company in the form of 2004 Notes, up to a maximum of US$270,000. For each such year Mrs Woods received no cash bonus. The Board have however resolved to make a contribution to the discretionary Employee Benefit Trust (“EBT”) described below of 2004 Notes in an aggregate amount of US$270,000, with a recommendation that such contribution be allocated to the sub-fund established for the benefit of Mrs. Woods (and her family).
      It had been contemplated that, as soon as reasonably practicable after closing, there would be established an equity compensation plan for the benefit of senior management. In substitution of such plan, the Company offered to relevant senior management participation in a discretionary Employee Benefit Trust (“EBT”), the terms of which were approved by resolution of the Board dated December 2004. Mrs. Woods accepted participation in the EBT in satisfaction of the Company’s obligations to establish an equity compensation plan under the terms of her employment agreement. See “Item 6. Directors, Senior Management and Employees — Employee Benefit Trust”.
      The Investors (with the exception of the individuals: John Colton, Francis Williams and Lucy Woods) comprise a group of U.S. financial institutions; one of these institutions, Morgan Stanley, itself beneficially owns approximately 14.4% of our ordinary shares. Three of the seven serving non-executive Directors, Thomas E. Doster, IV, Edward Greenberg and Iain Burnett, are senior executives of Morgan Stanley. None of these Directors were members of the Financing Committee established in connection with the April 2004 Financing and recused themselves, to the extent they were then Directors, from any involvement on behalf of the

Company in connection with the April 2004 Financing, the July 2005 Financing and the March 2006 Financing.

July 2005 Financing
      On June 23, 2005, the Company entered into definitive financing documentation with two of the Investors, Morgan Stanley and Värde who purchased 2005 Notes in an aggregate amount of US$16.0 million on July 1, 2005. Effective May 31, 2005, as a condition to its participation in the March 2006 Financing (see below), Stonehill purchased a pro rata portion of the 2005 Notes from Morgan Stanley and Värde.
      The July 2005 Financing documentation was filed as exhibits to the 2004 20-F.
      Interest on the 2005 Notes was initially 12% per annum, payable semi-annually on January and July of each year with the interest rate increasing by 0.5% per annum on each interest payment date, beginning on January 15, 2006. For the first year of issue up until June 30, 2006, it is provided that interest will be payable on the 2005 Notes by way of the issuance of additional 2005 Notes and that, as from July 1, 2006, interest will be payable in cash only. The Company is currently in discussions in relation to the grant of a possible waiver by each of Morgan Stanley, Värde and Stonehill allowing for the Company to continue to satisfy interest payments through the issuance of additional 2005 Notes. As at January 15, 2006 the Company had issued US$1.0 million principal amount of additional senior secured notes by way of interest on the 2005 Notes.
      The 2005 Notes have a 2 year maturity and rank senior to all subordinated debt of the Company (including the 2004 Notes) and pari passu with all senior debt of the Company. Under the terms of the July 2005 Financing, the holders of the 2004 Notes have agreed to subordinate their 2004 Notes to the 2005 Notes.

March 2006 Financing
      On March 14, 2006, the Company completed a third round of debt financing with three of the Investors, Morgan Stanley, Värde and Stonehill. The March 2006 Financing involved the sale and issuance of 2006 Notes in substantially the same form as the 2005 Notes in an aggregate amount of US$8.8 million. Under the terms of the March 2006 Financing, Stonehill purchased 2006 Notes subject to it purchasing a pro rata share of the 2005 Notes from both Morgan Stanley and Värde. This resulted in Morgan Stanley and Värde assigning US$247,613 and US$58,607, respectively, of their 2005 Notes to Stonehill.
      The March 2006 Financing documentation is filed as exhibits to this Form 20-F filing.
      Interest on the 2006 Notes is initially 12.5% per annum, payable semi-annually on January and July of each year with the interest rate increasing by 0.5% per annum on each interest payment date, beginning on July 15, 2006. Up to and including June 30, 2006, interest will be payable on the 2006 Notes by way of the issuance of additional 2006 Notes and that as from July 1, 2006, interest will be payable in cash only. As with the 2005 Notes, the Company is currently in discussions in relation to the grant of a possible waiver by each of Morgan Stanley, Värde and Stonehill allowing for the Company to continue to satisfy interest payments through the issuance of additional 2006 Notes.
      The 2006 Notes are substantially in the same form as the 2005 Notes, mature at the same time in July 2007 and rank senior to all subordinated debt of the Company (including the 2004 Notes) and pari passu with all senior debt (including the 2005 Notes) of the Company. Under the terms of the March 2006 Financing, as under the July 2006 Financing, the holders of the 2004 Notes have agreed to subordinate their 2004 Notes to the 2006 Notes.
Regulation
      Telecommunications services in the European Union are subject to the e-Communications Framework which came into force in July 2003. The principal elements of the regulatory framework are set out in the following EU Directives: (1) the Universal Service Directive; (2) the Access and Interconnection Directive; (3) the Authorisation Directive; and (4) the Framework Directive. The goals of the Framework are to encourage competition, to improve the functioning of the internal market and to guarantee basic user interests.

These EU Directives (and related legislation/regulation) are intended in part to reduce regulation where possible, while introducing a common concept of market dominance, so as to identify those operators that might be considered as having “Significant Market Power” or “SMP”, and consequently for whom more stringent regulation might be appropriate.
      Our activities in Western Europe are subject to these rules and regulations and to any other national rules and regulations governing telecommunications. Such rules and regulations are administered and enforced by the applicable NRAs in each country in which we operate. The level of regulation and the rights that attach to a license (where a license is required) or to general authorizations related to telecommunications and other electronic communications vary in each country. In each European Union country in which we operate, we are not considered, as a company, to have SMP and are not therefore generally subject to the more stringent regulation that might otherwise be applied by NRAs.
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
      In the United States, our services are subject to the provisions of the Communications Act of 1934 and the regulations of the Federal Communications Commission (“FCC”). The Company has obtained an authorization pursuant to Section 214 of the Communications Act of 1934, as amended. This allows us to provide common carrier communications services between the United States and a foreign point. VTL-TP (Bermuda) Limited and VTL have each notified the FCC that they will provide facilities — based international services under this authorization.
      Regulators in the European area countries in which we operate are as follows: (1) Office of Communications (“OFCOM”), in the United Kingdom; (2) l’ Autorité de Régulation des Communications électronique et des Postes (“ARCEP”), or Independent Post and Telecommunications Authority, in France; (3) the Bundesnetzagentur (“BNETZA”), or Federal Network Agency, in Germany; (4) the Onafhankelijke Post en Telecommunicatie Autoriteit (“OPTA”), or Independent Post and Telecommunications Authority in The Netherlands; and (5) the Belgian Institute of Postal and Telecommunications Services (“BIPT”), in Belgium. In Switzerland, there is no single regulatory body; however, telecommunications regulation is determined by the provisions of the Telecommunications Act (Fernmeldegesetz or “FMG”) and is overseen by the Federal Office of Communications, the government department responsible for telecommunications and broadcasting. In addition, the Federal Communications Commission is an extra-parliamentary body responsible for the assignment of telecommunications licences and approval of national frequency and numbering plans.
Organizational Structure
      Commencing on the Effective Date, a series of share transfers were made whereby the European Subsidiaries become wholly-owned, direct or indirect, subsidiaries of the Company. The following tables set out our active subsidiaries as at May 31, 2006:

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
Property, Plant and Equipment
      The European Network and related telecommunications facilities and equipment sites comprise our principal properties. The information contained in this section regarding such properties reflects the divestments made by the Company under the terms of the Global Voice Transaction. See “Item 4. Information on the Company — Global Voice Transaction”.
      We maintain telecommunications facilities in certain premises in which many telecommunications companies also lease facilities. These include our facilities at 60 Hudson Street, New York, Telehouse North and Telehouse East, both in London and also Telehouse Paris. We lease offices in Egham, UK, which include the NOC and our principal executive offices. We also maintain the DRC, a backup network operations center in Telehouse, London.
      In addition, we maintain co-location facilities, regeneration sites, repeater (or modular optical repeater) sites and points of presence in the countries through which our network runs. We also have approximately 49,000 square feet of equipment room space. The majority of these European locations have leases signed for a minimum term of 20 years, including renewal options for subsequent 5-year periods. These leases have been structured in a way so as to limit the risk of relocation. It is anticipated that prior to termination of any of the leases, we will be able to renew such leases or make other suitable arrangements.
      To support the European Network, we have installed transmission equipment at 134 facilities across our 6 network countries, including at 56 POPs where customers and other carriers can access the network. These sites are equipped, as standard, with redundant air conditioning, fire suppression system, batteries/ UPS (uninterruptible power supply) back-up for DC and AC power respectively. All these facilities take advantage of remote access and site alarms managed and reported by the NOC.

      Set forth in the table below are details of the various leasehold interests held by the Company as at June 23, 2006. References to “POP”, “REGEN”, “MOR” and “COLO” are references to a point of presence, a regeneration site, a modular optical repeater site and co-location space, respectively.

Total Equipment or Facility Area
Property Name	Site Type	(Leased Total Area May be Larger)

ESSEN (BELGIUM)	REGEN	15 sqm
LEERS-NORD	REGEN	1 Rack
LIEGE	REGEN	15 sqm
ANTWERP WOMMELGEN	MOR	15 sqm
HASSELT	REGEN	15 sqm
ANTWERP BELIEWEG (ALASKA)	MOR	15 sqm
GENT (MERELBEKE)	MOR	15 sqm
GENT (BRUGGE)	REGEN	15 sqm
LEUVEN	STORAGE (Potential future POP)	200 sqm
ESTAMPUIS	MOR	15 sqm
TOURNAI	REGEN	15 sqm
MONS	REGEN	15 sqm
CHARLEROI (CHATELET)	REGEN	15 sqm
ANTWERP VOSVELD 20	STORAGE (Potential future POP)	100 sqm offices — 620 sqm tech
BRUSSELS MIDI (RUE DE France)	POP	95 sqm
ANTOING	REGEN	15 sqm
NAMUR	REGEN	15 sqm
BRUSSELS TOLL-LAAN	POP/OFFICE	450 sqm
KORTRIJK	REGEN	15 sqm
AVIGNONET (LAURAGAIS)	MOR	15 sqm
PARIS AUBERVILLERS CEDEX (VICTOR-HUGO)	RACK SPACE	room 12, 1 rack
AVAILLES-EN-CHATERELLAULT	MINI-POP	15 sqm
LYON (RUE GEORGE MARANNE) 2	POP	16 sqm
L’ISLE ADAM (MOURS) (A16)	MOR	15 sqm
PARIS AUBERVILLIERS CEDEX (GARDINOUX)	POP	1 600 x 600 rack
AZY-SUR-MARNE (NOGENT L’ARTAND)	MOR	15 sqm
MEAUX	MOR	15 sqm
BORDEAUX (MERIGNAC)	POP	1267 sqm
CAYEUX-SUR-MER	REGEN	150 sqm
CAZAN (VERMEGUES)	MOR	25 sqm
CHAROLLES (LP2) (VENDENESSE)	MOR	25 sqm
CONDE-SUR-MARNE	REGEN	15 sqm
CORBEIL (ESSONNES) (LP7)	MOR	25 sqm
COURRIERES	MOR	15 sqm
BIACHES (PERONNE) #1	REGEN	25 sqm

Total Equipment or Facility Area
Property Name	Site Type	(Leased Total Area May be Larger)

BOURBON (LP3)	MOR	25 sqm
BELLEVILLE (LP1) (MONTMERLE)	MOR	25 sqm
BON-ENCONTRE	MOR	25 sqm
FOS-SUR-MER	MOR	25 sqm
BLOIS	MOR	25 sqm
GRISOLLES	MOR	25 sqm
BLANZAY	MOR	25 sqm
MEILHAN SUR GARONNE	MOR	25 sqm
LAVOURS (LG2)	MOR	25 sqm
BRIARE (LP5)	REGEN	25 sqm
ST MARTIN-DE-BRETHENCOURT	MOR	25 sqm
THOUROTTE	MOR	15 sqm
SOUPPES-SUR-LOING (LP6)	MOR	25 sqm
PICHEGU (ST GILES) (MARNEGA)	MOR	25 sqm
PARIS LA DEFENSE (COURBEVOIE)	POP	215 sqm
POILHES	MOR	25 sqm
MONTFAUCON (CADEROUSSE)	REGEN	25 sqm
TOULOUSE	POP	816 sqm
ARTENAY (ORLEANS)	POP	25 sqm
REVIGNY-SUR-ORNAIN (CONTRISSON)	MOR	15 sqm
SAULT BRENAZ (LG1)	MOR	25 sqm
SETE (MONTPELLIER)	REGEN	25 sqm
AMIENS (PARC D’ACTIVITIES)	POP	750 sqm warehouse + 5 car parks
ST CHRISTOPHE-DE-DOUBLE	MOR	25 sqm
STRASBOURG	POP	500 sqm
NEVERS (LP4)	MOR	25 sqm
MONTELIMAR (SAULCE SUR RHONE)	MOR	25 sqm
MARSEILLETTE	MOR	25 sqm
XOUAXANGE (HESSE)	MOR	15 sqm
NANCY RUE JAURES	POP	500 sqm
NAMBSHEIM (BS1)	MOR	15 sqm
NERSAC	MOR	25 sqm
PARIS 35 RUE DES JEUNEURS — BASEMENT (BASTILLE)	POP	97 sqm
ANDANCETTE	MOR	25 sqm
PARIS 35 RUE DES JEUNEURS — 2ND FLR (BASTILLE)	POP/OFFICE	50 sqm
VERETZ (TOURS)	MINI-POP	25 sqm
PARIS 38 RUE DES JEUNEURS — 4TH	POP	3 RACKS

Total Equipment or Facility Area
Property Name	Site Type	(Leased Total Area May be Larger)

PARIS 35 RUE DES JEUNEURS — 3RD FLR (BASTILLE)	POP/OFFICE	270 sqm
TROUSSEY (VILLOROY SUR MEHOLLE)	MOR	15 sqm
DUSSELDORF IN DER STEELE 29	POP	1 600 x 800 Cabinet
DERNBACH	MOR	15 sqm
DUSSELDORF HALLE CONNECTAPARK	POP	900 sqm equipment room plus office
ELTEN	MOR	15 sqm
MANNHEIM	POP	600 sqm
NAUROD	MOR	15 sqm
LINZ	REGEN	15 sqm
FRANKFURT 19 WEISSMULLERSTRASSE	POP	1 600 x 800 Cabinet
BERG LANGWIESE (GASLINE)	MOR	15 sqm
KAPPELLA (KAPPELLEN)	MOR	15 sqm
PORZ	MOR	15 sqm
FRANKFURT 90 KLEYERSTRASSE	MINI-POP/OFFICE	45 sqm
AMSTERDAM SCHIPLUIDENLAAN (DELFLANDLAAN)	POP/OFFICE/NOC	450 sqm, 5 car park spaces (basement)
AMSTERDAM NIKHEF BUILDING	POP	1 rack
AMSTERDAM WORLD TRADE CENTRE	POP/OFFICE	182 sqm
AMSTERDAM HALFWEG	POP	200 sqm
AMSTERDAM 144 GYROKOOPWEG	POP	3 racks
AMSTERDAM 58 GYROKOOPWEG (INTERXION)	POP	1 rack
ZANDVOORT	REGEN	200 sqm
LEERSUM	MOR	15 sqm
ROTTERDAM ALBERT PLESMANWEG (SOERWEG 5B)	POP	200 sqm
WORLD FASHION CENTER (17th floor)	ROOF SITE	100 sqm on site
DOORN	MOR	10 sqm
OLTEN	MOR	50 sqm
BASEL	POP	4 racks
BERN	POP	50 sqm
EPENDES	REGEN	100 sqm
ZURICH 225 JOSEF STR	POP	2 racks
ZURICH 569 BADENEERSTRASSE	POP	810 sqm
ZURICH 560 SCHAFFHAUSERSTRASSE	POP/OFFICE	65 sqm
GENEVA	POP	77 sqm

Total Equipment or Facility Area
Property Name	Site Type	(Leased Total Area May be Larger)

GENEVA (Rue de la Confederation 6)	POP	1 rack
LONDON PARK STREET	POP	1 rack
SNOW HILL	MOR	15 sqm
POLEGATE	REGEN	50 sqm (equipment room)
PEASE POTTAGE	MOR	35 sqm
PAKENHAM	MOR	15 sqm
MANCHESTER WILLIAMS HOUSE	POP	1 rack
LONDON TELEHOUSE NORTH	POP/OFFICE	243 sqm (2600 sq ft)
LONDON GLOBAL SWITCH	POP	1 rack 1 duct
EGHAM INBUCON HOUSE	POP/OFFICE/NOC	1405 sqm
LONDON 8 HARBOUR EXCHANGE (TELECITY 2)	POP	1 rack — ref 1 Z 18
LONDON TELEHOUSE NORTH (NETCOM)	POP	1 racks
LONDON BRICK LANE (INTERXION)	POP	1 x 600 x 600 rack
LONDON TELEHOUSE EAST	POP	3 racks
LONDON HOSTING CENTRE (PSINET)	POP	3 racks
LOWESTOFT	REGEN	250 sqm
BRACKNELL	OFFICE/POP	2,240 sqm
LONDON 7 HARBOUR EXCHANGE (REDBUS)	POP	1 rack 8th floor
LONDON BONNINGTON HOUSE (TELECITY 1)	POP	4 racks
NEW YORK 60 HUDSON	POP	550 sqm
FIBERNET BIRMINGHAM	POP	rack E11 (60cm x 60 cm)
FIBERNET COVENTRY	POP	rack A10
FIBERNET LEEDS 2	POP	rack D11
FIBERNET LEICESTER	POP	rack B10
FIBERNET READING	POP	rack D5
FIBERNET EDINBURGH	POP	1 rack
LONDON GOSWELL ROAD	POP	1 rack
LONDON HEATHROW (ix Europe)	POP	1 rack
FIBERNET NORTHAMPTON	POP	1 rack
LONDON SOVEREIGN HOUSE (REDBUS)	POP	1 rack
LONDON BRAHAM ST (L3)	POP	1 rack
      Aggregated rental payments for the fiscal years 2005, 2004 and 2003 were approximately US$11.5 million, US$12.2 million and US$12.0 million respectively.
ITEM 4A. UNRESOLVED STAFF COMMENTS
      None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
      The following discussion should be read in conjunction with our financial statements and the notes thereto included elsewhere in this Form 20-F. The following discussion includes certain forward-looking statements. See “Forward Looking Statements” on page 2. For a discussion of important factors, see “Item 3. Key Information — Risk Factors”.
General
      The financial information presented in this section is derived from the audited consolidated financial information of the Company as at and for the years ended December 31, 2005 and 2004 and for the year ended December 31, 2003.
      The independent auditors’ report delivered to the Company in connection with its audited consolidated financial statements for the year ended December 31, 2005 and included in this Form 20-F contains an explanatory paragraph stating that the Company’s recurring net losses and its difficulty in generating sufficient cash flow to meet its obligations and sustain its operations raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements and the selected financial data do not include any adjustments that might result from the outcome of that uncertainty.
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

Revenue and Cost of Sales
      The Company derives its revenue from the sale of network connectivity, dark fiber, bandwidth and Internet-related services, specifically the sale of VoIP and other Internet value-added services, such as hosting, security and IPVPN. The revenues earned from these services comprise non-recurring revenues relating to delivery of equipment and installation thereof and recurring revenues from ongoing telecommunications connectivity and operating and maintenance services. The typical term of a contract for connectivity services is one year or more.
      The Company applies the provisions of Staff Accounting Bulletin No. 104, “Revenue Recognition”. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collection of the resulting receivable is reasonably assured. The Company uses either a purchase order or a customer agreement as evidence of an arrangement.
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

      When the customer arrangement dictates that payments are made prior to service delivery, the Company records the advance of payment as a credit to the balance sheet within the deferred revenue account. When a customer pays a non-refundable fee in advance and subsequently cancels service before the end of the contract term, the Company recognizes the remaining deferred revenue as revenue with the statement of operations at the time the service is terminated.

Impairment of Long-lived Assets
      The Company reviews the carrying value of intangible assets subject to amortization and other long-lived tangible assets to determine whether there has been any impairment of such assets and the appropriateness of their remaining useful lives whenever events or circumstances indicate that the carrying value may not be recoverable.
      To assess impairment of such assets the Company applies FAS 144, “Accounting for the impairment or disposal of long-lived assets”. The Company tests for impairment by comparing the sum of the future undiscounted cash flows expected to be derived from an asset or a group of assets to their carrying value. If the carrying value of the asset or the group of assets exceeds the sum of the future undiscounted cash flows, impairment is considered to exist, and an impairment loss measured by the difference between the fair value and the carting value of the relevant long lived asset or group of assets would be recognized. The fair value of the asset or group of assets is generally determined based upon an estimate of discounted future net cash flows to be generated by the asset or group of assets.
      The estimation of future cash flows and the determination of fair values for assets or groups of assets requires the Company to make significant judgments concerning the identification and validation of expected cash flows and, where applicable, discount rates. Such estimates contain an amount of uncertainty which can have a material impact on the amount of any impairment. Similarly, actual results may differ from estimates due, in particular, to the economic, technological and competitive environment in which the Company operates.
      For the purposes of conducting impairment tests, operational cash flows are estimated using assumptions relevant to the particular asset or group of assets and, where possible, in light of both current and historic performance over prior periods. In particular:

•	where a measurable trend has been established, cash inflows from existing services are forecast based upon historical performance along with monthly growth rates in line with those achieved over prior periods for which relevant data is available;

•	where a measurable trend has not been established, estimates of future inflows are based on current recurring revenues and the order “pipeline” relevant to the assets;

•	cash inflows from new services or the other sales channels described in connection with the Viatel Business Plan are forecast based on good faith estimates of sales order value. In addition, alternative customer profiles are modeled to test the level of assumed revenues for reasonableness in the absence of historic market data;

•	estimates of cash outflows relating to costs are typically based on current run rates;

•	additional staff costs are included where additional sales heads or other staff resources are required to meet revenue targets;

•	estimates of cost reductions are based on reasonable assessment and, where indicated, based on third party professional advice; and

•	cash flows associated with future capital expenditure that would increase the service potential of the relevant asset or group of assets are excluded.
      The European Network is structured operationally and for network resilience purposes as a single asset group supporting the sales operations of the Company. Decisions about the management and exploitation of the European Network are made on a pan-European basis. U.S. GAAP requires that long-lived assets and related liabilities be grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Accordingly, we have treated the European Network and related infrastructure assets as a single asset group for the purposes of assessing impairment.
      The impairment test applied to the European Network as of December 31, 2005 is based on business cash flow forecasts prepared in June 2006 for the period through December 31, 2010.
      Significant assumptions underlying the impairment test were:

•	Completion of the Global Voice Transaction. As noted above, Completion occurred on June 21, 2006. See “Item 4”. Information on the Company — “Global Voice Transaction”;

•	the ability of the Company to improve its competitiveness and generate new revenue streams in the wholesale market partly through it’s acquisition of metropolitan network assets under the Global Voice Transaction;

•	the ability of the Company to lower its costs of sale in the wholesale market, and therefore increase its competitiveness, through using a portion of the sale proceeds received under the Global Voice Transaction to invest in backbone electronics; and

•	the range of values being attributed by third parties to potential further investments in the European Network and related wholesale business.
      On the basis of these assumptions, since the undiscounted cash flows were greater than the carrying value of the Network as at December 31, 2005, no impairment is necessary.
      To the extent that any or a combination of the foregoing assumptions were to prove inaccurate, this could have a material impact on our impairment calculation and result in an impairment. The following risks in this regard are highlighted:

•	The Company may be unable to obtain further debt financing from its Investors or other third parties. While management consider the expectations of such funding to be reasonable at this time, any absence of such continued financial support would likely prevent the Company from being able to generate the forecast cash flows, inevitably leading to an impairment in the carrying value of the European Network;

•	A further deterioration in conditions within the European telecommunications market which could adversely impact assumptions used in cash flow calculations;

•	An adverse decision may be given in any of the ongoing legal proceedings relating to either the ROW costs or the ongoing proceedings regarding the termination of a French property lease — see “Item 8 Financial Information — Consolidated Financial Statements and Other Financial Information —Legal Proceedings.” Any such adverse decision could have a significant impact on impairment calculations dependent on the extent of the adverse ruling.

Accounting for loan notes
      The 2004 Notes have an embedded put option and a beneficial conversion feature. The embedded put option is bifurcated and recorded at fair value along with the carrying value of the 2004 Notes. Changes in fair value of the put option are recorded in the statement of operations.
      The beneficial conversion feature, representing the difference between the conversion price and the share price on the issuance date, is recorded within Additional Paid in Capital in Shareholders’ Equity. The corresponding discount on the 2004 Notes is being amortized using the effective interest method over their term.
      The 2005 Notes have an embedded put option and an increasing rate interest feature. The total interest payable on the 2005 Notes is being amortized using the effective interest method over their term. The embedded put option is bifurcated and recorded at fair value along with the carrying value of the note. Changes in fair value of the put option are recorded in the statement of operations.

      Direct costs associated with the issuance of the loan notes are recorded as deferred financing costs and amortized over their term.

Legal proceedings
      As disclosed in note 13(b) the Company is currently engaged in litigation with a number of different parties. The outcome of such litigation is uncertain and the final settlements could be materially different to the amounts that the Company has currently accrued. In making its judgements the Company has consulted with external legal counsel of the likelihood of the outcome of the various legal proceedings in which it is engaged.
Results of Operations
      Year on year movements in the statement of operations from fiscal 2004 to fiscal 2005 were principally caused by further organic growth in the UK retail sector during 2005 over 2004, with the 2004 results having included a non-recurring benefit of $17.8 million arising from the settlement of our claim with Easynet Telecommunications Limited (“Easynet”). Year-on-year movements in the statement of operations from fiscal 2003 to fiscal 2004 were principally caused by organic growth and the recognition of non-recurring benefits following settlement of claims originating from the Predecessor’s business (including settlement of our claim with Easynet). The benefit recognized in the 2004 fiscal year of US$17.8 million from Easynet was substantially offset by higher sales and marketing expenses incurred to drive organic growth.

	Year Ended		Year Ended		Year Ended
	December 31, 2005		December 31, 2004		December 31, 2003

	$’000	% of revenue	$’000	% of revenue	$’000	% of revenue

Revenue	20,559	100	13,975	100	10,217	100
Cost of service & sales	(12,691)	(62)	(7,247)	(52)	(4,953)	(48)
Selling, general & administrative	(56,346)	(274)	(65,244)	(467)	(47,660)	(466)
Gains on amounts due from bankruptcy estates	—	—	3,105	22	358	4
Impairment	(242)	(1)	—	—	—	—
Depreciation and amortization	(6,538)	(32)	(7,036)	(50)	(4,464)	(44)
Other operating income	362	2	17,780	127	—	—

Operating loss	(54,896)	(267)	(44,667)	(320)	(46,502)	(455)
Interest and other income	260	1	774	6	1,555	15
Interest expense	(8,199)	(40)	(4,395)	(31)	—	—
Taxation	(666)	(3)	241	2	229	2

Net loss — continuing operations	(63,501)	(309)	(48,047)	(344)	(44,718)	(438)
Discontinued Operations:
Net income/ (loss) before taxation — discontinued operations	129	1	869	6	(2,647)	(26)
Taxation	(6)	—	(1)	—	(12)	—

Net income/ (loss) from discontinued operations	123	1	868	6	(2,659)	(26)

Net loss — Total Business	(63,378)	(308)	(47,179)	(338)	(47,377)	(464)

Foreign Currency
      We have exposure to fluctuations in foreign currencies relative to the United States Dollar as a result of billing portions of our communications services revenue in Pounds Sterling and United States Dollars while many of our ongoing obligations, including a substantial portion of the costs of operating our network, are denominated in Pounds Sterling and Euros. In addition, our funding received under the April 2004 Financing, the July 2005 Financing and the March 2006 Financing was received in United States Dollars.
      To hedge against this risk we exchanged our cash balances pro rata into those currencies in which we anticipated our expenditure to occur.
Inflation
      We do not believe that inflation has had a significant effect on our operations to date.

Results of Operations for the year ended December 31, 2005 as compared with the year ended December 31, 2004
      The following discussion provides a comparison of the results of operations of the Company for the year ended December 31, 2005 with the year ended December 31, 2004.

Revenue
      For the year ended December 31, 2005, we recognized revenues from continuing operations of $20.6 million compared to $14.0 million for the year ended December 31, 2004, an increase of 47%. The increase was primarily due to organic growth in the UK retail sector.
      Our revenues have been derived primarily from the provision of telecommunications services in the UK and Europe. These services are marketed and sold to different classes of customer on a wholesale or retail basis. By wholesale customers, we generally refer to other telecommunications companies (or “carriers”) and by retail customers we generally refer to SME customers. The majority of our revenues are billed based on a periodic billing basis, monthly, quarterly or annually, based upon contracted service fees. A small percentage of our revenues, such as access fees to our collocation facilities, are billed based upon specific service requests from our customers and certain revenues, such as our roaming Internet access service and our call charges relating to VoIP are billed on a usage basis.
      Revenue from communications services in the year ended December 31, 2005 was $18.6 million or 90% of total revenue, an increase of 53% on communications services revenues from the year ended December 31, 2004, which was $12.1 million or 87% of total revenue.
      Operations and maintenance fees are revenues that we derive from customers who have in the past purchased certain interests in network capacity. Such revenues are contracted at the time of initial purchase and reflect charges that we make to such customers for the ongoing maintenance of their portion of the network capacity they have purchased.
      Revenue from operations and maintenance fees in the year ended December 31, 2005 was $2.0 million, or 10% of total revenue for such period, while for the year ended December 31, 2004, total operations and maintenance fee revenue was $1.8 million, or 13% of total revenue for that period.
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

      Backbone network costs represent the recurring third-party costs of providing connectivity to locations where we do not own our own network infrastructure.
      Installation costs represent the initial non-recurring costs of connecting customers to our network, and include third-party connection fees, as well as the cost of equipment located at customers’ premises.
      For the year ended December 31, 2005, we incurred cost of sales on continuing operations of $12.7 million, or 62% of total revenue for such period, an increase of 75% compared to $7.2 million for the year ended December 31, 2004 or 52% of total revenue for such period. The reason for this increase was primarily related to the increased revenue of the Company.
      The gross margin generated by the revenues and related costs of services and sales for the year ended December 31, 2005 was 38%, while for the year ended December 31, 2004 it was 48%. This decline reflects the increased focus on sales to retail customers, a business which offers lower margins than those the Company can achieve when selling on-network wholesale connectivity services as a consequence of the reliance upon third-party carriers to deliver retail services.

Selling, General and Administrative Expenses
      Our selling, general and administrative expenses include network property lease and related costs, periodic ROW and wayleave costs, repair and maintenance costs, advertising and promotional costs, all employee costs, bad debt expense, and overhead costs associated with our headquarters, back-office, NOC and sales offices.
      A significant proportion of our total selling, general and administrative expenses is currently accounted for by costs which are related to the continuing operation of our network; such costs are unavoidable if we continue to operate the network on its current footprint and level of service.
      For the year ended December 31, 2005, we incurred selling, general and administrative expenses of $56.3 million, a decrease of 14% compared to $65.2 million for the year ended December 31, 2004.
      Reduced headcount in UK and European sales staff contributed $2.9 million, or 4%, of the decrease in selling, general and administrative expenses. The stronger US dollar resulted in a further decrease in reported expenses of approximately $5.0 million, or 10%.

Gains on Amounts due from Bankruptcy Estates
      For the year ended December 31, 2005, we recognized $nil in respect of gains on amounts due from bankruptcy estates, compared to $3.1 million for the year ended December 31, 2004. These items arose from the Predecessor’s position as a significant creditor in the estates of several of its subsidiaries which were forced to enter into bankruptcy proceedings. The final amounts to be received ultimately depend upon the success of the liquidation processes and are considered pre confirmation contingencies in accordance with AICPA Practice Bulletin 11. Subsequent revisions to the pre confirmation contingencies are reported in the statement of operations.
      Gains on amounts due from bankruptcy estates may continue to occur until such bankruptcy estates are finally liquidated, which is anticipated during 2006. Due to their nature, such gains are unpredictable in size and timing.

Impairment
      For the year ended December 31, 2005 there was an impairment of US$0.2 million in respect of the write down of our VISP assets. We did not incur any expense for impairment for the year ended December 31, 2004.

Depreciation and Amortization
      Depreciation and amortization expense includes charges relating to depreciation of property and equipment, which consist principally of our fiber-optic network, as well as telecommunications’ related equipment such as leasehold improvements at our POPs, furniture and equipment and amortization of intangible assets. We depreciate our network over periods ranging from five to twenty years and amortize our intangible assets over periods ranging from two to five years.
      For the year ended December 31, 2005, we recorded depreciation and amortization expense of $6.5 million, a decrease of 7% over the $7.0 million recorded in the year ended December 31, 2004.

Other Operating Income
      Other operating income of $0.4 million represents the sale of equipment to third parties, compared with the $17.8 million recorded in the year ended December 31, 2004 which represented settlement of our claim with Easynet.

Operating Loss
      For the year ended December 31, 2005, we recorded an operating loss of US$54.9 million, a deterioration of US$10.2 million over the loss of $44.7 million recorded in 2004 which had included a non-recurring benefit of US$17.8 million from Easynet.

Interest and Other Income
      Interest was earned on cash balances held by certain of the Group’s subsidiaries, which have been invested principally in overnight, week-to-week or month-to-month treasury deposits.
      For the year ended December 31, 2005, we recognized interest income of US$0.3 million, a decrease of US$0.5 million from the US$0.8 million interest income recognized for the year ended December 31, 2004. The interest income decrease was due to the lower average cash balances being held by the Group in 2005 compared with 2004.

Interest Expense
      For the year ended December 31, 2005, we recorded interest expense of US$8.2 million. This principally accrued on the convertible loan notes which were issued on April 21, 2004, and which bear interest at 8% per annum, together with interest accrued on the new notes which were issued on July 1, 2005, and which bore interest at an effective interest rate of 13.8% in the year. Interest expense was also recognized as a result of amortization of the deferred financing costs associated with the issuance of the convertible loan notes, and on the unwinding of the discount on the convertible loan notes arising as a consequence of recognizing the beneficial conversion feature.

Net Loss from Continuing Operations
      For the year ended December 31, 2005, we recorded a net loss from continuing operations of US$63.5 million, a deterioration of US$15.5 million over the net loss of US$48.0 million recorded in 2004.

Discontinued Operations
      For the year ended December 31, 2005, net income from our discontinued operations amounted to US$0.1 million, a deterioration of US$0.8 million over the net income of US$0.9 million recorded in 2004.

Capital Expenditure
      In 2005 capital expenditure increased by 22% to US$4.7 million from US$3.9 million in the year ended December 31, 2004. Capital expenditure incurred in 2005 included US$1.0 million from Nortel for the VoIP switch and related services. The balance of expenditure was predominately incurred in the acquisition of computer hardware and IP equipment.

Results of Operations for the year ended December 31, 2004 as compared with the year ended December 31, 2003
      The following discussion provides a comparison of the results of operations of the Company for the year ended December 31, 2004 with the year ended December 31, 2003.

Revenue
      For the year ended December 31, 2004, we recognized revenues from continuing operations of $14.0 million compared to $10.2 million for the year ended December 31, 2003, an increase of 37%. The increase was primarily due to organic growth in the UK retail sectors.
      Our revenues were derived primarily from the provision of telecommunications services in Europe. These services are marketed and sold to different classes of customer on a wholesale or retail basis. By wholesale customers, we generally refer to other telecommunications companies (or “carriers”) and by retail customers, we generally refer to SME customers. The majority of our revenues are billed based on a periodic billing basis, monthly, quarterly or annually, based upon contracted service fees. A small percentage of our revenues, such as access fees to our collocation facilities, are billed based upon specific service requests from our customers and certain revenues, such as our roaming Internet access service, are billed on a usage basis.
      Revenue from communications services in the year ended December 31, 2004 was $12.1 million or 87% of total revenue, an increase of 43% on communications services revenues for the year ended December 31, 2003, which was $8.5 million or 83% of total revenue.
      Operations and maintenance fees are revenues that we derive from customers who have in the past purchased certain interests in network capacity. Such revenues are contracted at the time of initial purchase and reflect charges that we make to such customers for the ongoing maintenance of their portion of the network capacity they have purchased.
      Revenue from operations and maintenance fees in the year ended December 31, 2004 was $1.8 million, or 13% of total revenue for such period, while for the year ended December 31, 2003, total operations and maintenance fee revenue was $1.7 million, or 17% of total revenue for that period.
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
      Backbone network costs represent the recurring third-party costs of providing connectivity to locations where we do not own our own network infrastructure.
      Installation costs represent the initial non-recurring costs of connecting customers to our network, and include third-party connection fees, as well as the cost of equipment located at customers’ premises.
      For the year ended December 31, 2004, we incurred costs of sales of $7.2 million, or 52% of total revenue for such period, an increase of 46% compared to $5.0 million for the year ended December 31, 2003 or 48% of total revenue for such period. The reason for this increase was primarily related to the increased revenue of the Company.
      The gross margin generated by the revenues and related costs of services and sales for the year ended December 31, 2004 was 48%, while for the year ended December 31, 2003 it was 52%. This decline reflects the increased focus on sales to retail customers, a business which offers lower margins than those the Company can achieve when selling on-network wholesale connectivity services as a consequence of the reliance upon third-party carriers to deliver retail services.

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
      For the year ended December 31, 2004, we incurred selling, general and administrative expenses of $65.2 million, an increase of 37% compared to $47.7 million for the year ended December 31, 2003. The increase is principally attributed to higher sales and marketing, as the Company undertook both to accelerate growth in new order intake and to expand its product portfolio. Increased headcount and external marketing expenditure contributed $8.4 million, or 16%, of the growth in selling, general and administrative expenses. The weaker US dollar resulted in a further increase in reported expenses of approximately $5 million, or 10%

Gains on Amounts due from Bankruptcy Estates
      For the year ended December 31, 2004, we recognized $3.1 million in respect of gains on amounts due from bankruptcy estates, and in the year ended December 31, 2003, we recognized $0.4 million for such gains. These items have arisen due to the Predecessor’s position as a significant creditor in the estates of several of its subsidiaries which were forced to enter into bankruptcy proceedings. The final amounts to be received ultimately depend upon the success of the liquidation processes and are considered pre-confirmation contingencies in accordance with AICPA Practice Bulletin 11. Subsequent revisions to the pre-confirmation contingencies are reported in the statement of operations.

Impairment
      We did not incur any expense for impairment in either of the years ended December 31, 2004 or 2003. During 2003 and 2004, in the view of management, there was no impairment of any assets.

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
      For the year ended December 31, 2004, we recorded depreciation and amortization expense of $7.0 million, an increase of 58% over the $4.5 million recorded in the year ended December 31, 2003. This increase is principally due to the higher average value of the depreciable cost base during 2004, due to the capitalization of assets during the latter half of 2003 and through 2004.

Other Operating Income
      Other operating income represents the recognition of amounts due of US$17.8 million following settlement of our claim with Easynet.

Operating loss
      For the year ended December 31, 2004, we recorded an operating loss of US$44.7 million, an improvement of US$1.8 million over the loss of $46.5 million recorded in 2003.

Interest and Other Income
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

Net Loss from Continuing Operations
      For the year ended December 31, 2004, we recorded a net loss from continuing operations of US$48.0 million, a deterioration of US$3.3 million over the net loss of US$44.7 million recorded in 2003.

Discontinued Operations
      For the year ended December 31, 2004, net income from our discontinued operations amounted to US$0.9 million, an improvement of US$3.6 million over the net loss of US$2.7 million recorded in 2004.

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
Liquidity and Capital Resources
      The Company and the Predecessor have experienced significant net losses from operations and negative cash flows from operations for most of their history. We are currently operating at a net loss and experiencing negative cash flows through the current year to date and expect to continue to do so as we continue to implement the Viatel Business Plan and to expand our business.
      Operating cash outflows for the years ended December 31, 2005 and 2004 amounted to US$32.6 million and US$48.8 million respectively. Financing activities during 2005 generated gross proceeds of US$16.0 million from the issue of new loan notes. Further loan notes of US$8.8 million were issued in March 2006.
      As of June 21, 2006, our available cash amounted to US$25.0 million. As of December 31, 2005, our overdraft amounted to $4.4 million and as of December 31, 2004, our available cash amounted to US$21.9 million. Since the Effective Date, we have met our cash requirements through financings from the Investors, sales of assets (including the sale of Cybernet), the recovery of funds through the Plan of

Reorganization, recoveries from the bankruptcy proceedings of certain subsidiaries of the Predecessor, interest income on short-term investments and trade receipts.
      Under the Global Voice Transaction, the Company received €18.5 million (US$23.7 million) as at June 21, 2006; Global Voice has also committed to contribute up to €4.1 million (US$5.1 million approximately) in respect of network operating costs; this commitment starts as of June 21, 2007. Pending Completion and the receipt of the consideration monies, the Company entered into, as of June 14, 2006, a sterling overdraft facility in the amount of £3.0 million (US$5.5 million approximately) with the Company’s UK bankers, Lloyds TSB Bank plc (“Lloyds”). Provision was made for the facility to be available until July 31, 2006, to be subject to interest payable at 1.5% p.a. over Lloyds base rate from time to time and to be secured by an all monies guarantee, in the amount of £3.3 million (US$6.1 million approximately), provided by Morgan Stanley. It is anticipated that no monies will be drawn down under this credit facility.
      Our current business plan projections indicate that we will not generate positive cash flows on a monthly basis until early 2009 unless we are successful in completing a further asset sale transaction, redeveloping our wholesale business (see “Item 4. Information on the Company — Viatel Business Plan — Wholesale”) or in acquiring retail assets which enhance our retail financial performance.
      The Company is currently engaged in discussions with third parties regarding potential network asset sales and/or potential investment in the Company’s business, each of which would generate additional receipts that might remove the need for any further funding from the Investors and/or other parties. The Company is additionally considering a number of potential corporate acquisitions which might reduce the anticipated timeframe by which our operations would generate positive cashflows. No assurance, however, can be given that any such asset sales, investments or any corporate acquisitions will be consummated and/or that the Company, to the extent required, will be able to secure additional financing (whether to fund its operations and/or potential acquisitions). If the Company does not obtain acceptable funding and/or is unable to complete any cash generative corporate transactions, the Directors will be forced to reduce dramatically cash requirements or to raise cash, by discounting or disposing of existing development programmes or business operations, by selling assets or otherwise. These consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty. If these measures were to be inadequate to cover the Company’s cash needs, the Company would likely become insolvent.
      Our cash requirements and financial resources may vary significantly from our current operating budgets and financial forecasts, however, based on many factors. These factors include those set forth under the caption “Item 3. Key Information — Risk Factors” in this Form 20-F.

Commitments
      The following table provides a summary of our expected obligations and commitments to make future payments under contracts, contractual obligations and commercial commitments as at December 31, 2005:

Contractual Obligations

		Less Than	1-3	3-5	More Than
	Total	1 Year	Years	Years	5 Years

	$’000
Standby maintenance contracts	19,117	4,472	3,360	1,552	9,733
Operating leases	34,210	4,753	7,437	6,029	15,991
Loan and future interest payments	112,933	5,218	31,887	4,258	71,570

Total contractual cash commitments	166,260	14,443	42,684	11,839	97,294

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
      US$16.0 million principal amount of 2005 Notes were issued in connection with the July 2005 Financing. These notes are due for repayment on July 1, 2007. Interest on the 2005 Notes is 12% per annum, payable semi-annually with the interest rate increasing by 0.5% per annum on each interest payment date, beginning January 15, 2006. For the first year of issue up until June 30, 2006, it is provided that interest will be payable on the 2005 Notes by way of the issuance of additional 2005 Notes and that, as from July 1, 2006, interest will be payable in cash only. The Company is currently in discussions in relation to the grant of a possible waiver by each of Morgan Stanley, Värde and Stonehill allowing for the Company to continue to satisfy interest payments through the issuance of additional 2005 Notes.
      US$8.8 million principal amount of 2006 Notes were issued in connection with the March 2006 financing. These additional notes are on similar terms to the 2005 Notes and are due for repayment on July 1 2007. As with the 2005 Notes stated above, the Company is currently in discussions in relation to the grant of a possible waiver by each of Morgan Stanley, Värde and Stonehill allowing for the Company to continue to satisfy interest payments through the issuance of additional 2005 Notes.

Research and Development and Capital Expenditures
      The following table summarizes our capital expenditure and research and development from the 2003 fiscal year through to December 31, 2005. During 2005, the Company purchased a VoIP switch from Nortel and also commenced development activity in respect of VISP and VoIP product lines and underlying network and technical solutions.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003

	US$’000
Capital expenditure	4,707	3,847	2,180
Research and development	1,321	1,093	—

Recent Accounting Pronouncements Not Yet Adopted
      In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS No. 155”), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). SFAS No. 155 provides guidance to simplify the accounting for certain hybrid instruments by permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative, as well as clarifying that beneficial interests in securitized financial assets are subject to SFAS 133. In addition, SFAS No. 155 eliminates a restriction on the passive derivative instruments that a qualifying special-purpose entity may hold under SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a new basis occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company believes that the adoption of this statement will not have a material effect on its financial condition or results of operations.
      In June 2005, the EITF issued No. 05-06, “Determining the Amortization Period for Leasehold Improvements” (“EITF 05-6”). The pronouncement requires that leasehold improvements acquired in a business combination or purchase, subsequent to the inception of the lease, be amortized over the lesser of the useful life of the asset or the lease term that includes reasonably assured lease renewals as determined on the date of the acquisition of the leasehold improvement. This pronouncement is effective for leasehold improvements that are purchased or acquired in reporting periods beginning after June 29, 2005. The adoption of EITF 05-6 is not expected to have a significant impact on the Company’s financial position and results of operations.

      In September 2005, the FASB approved EITF Issue 05-7, “Accounting for Modifications to Conversion Options Embedded in Debt Securities and Related Issues” (“EITF 05-7”). EITF 05-7 addresses that the change in the fair value of an embedded conversion option upon modification should be included in the analysis under EITF Issue 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments,” to determine whether a modification or extinguishment has occurred and that changes to the fair value of a conversion option affects the interest expense on the associated debt instrument following a modification. Therefore, the change in fair value of the conversion option should be recognized upon the modification as a discount or premium associated with the debt, and an increase or decrease in additional paid-in capital. EITF 05-7 is effective for all debt modifications in annual or interim periods beginning after December 15, 2005. The adoption of EITF 05-7 is not expected to have a significant impact on the Company’s financial position and results of operations.
      In September 2005, the EITF reached consensus on Issue No. 05-8, “Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature” (“EITF 05-8”). EITF 05-8 concludes that (i) the issuance of convertible debt with a beneficial conversion feature results in a basis difference that should be accounted for as a temporary difference and (ii) the establishment of the deferred tax liability for the basis difference should result in an adjustment to additional paid in capital. The Company believes that the underlying concepts in EITF 05-8 should be similarly applied to debt for which an embedded derivative has been bifurcated under FASB Statement No. 133, “Accounting for Derivatives Instruments and Hedging Activities.” This application results in the recognition of deferred taxes upon issuance for the temporary differences existing on both the debt instrument and the embedded derivative. Subsequent changes in fair value of embedded derivative will result in remeasurement of the related deferred tax account. The guidance in this Issue should be implemented by retrospective application in financial statements for interim and annual reporting periods beginning after December 15, 2005. Early application is permitted for periods for which financial statements have not been issued. The Company’s convertible debt has embedded derivatives that are bifurcated and accounted for separately. The Company is currently in the process of evaluating the impact that the adoption of EITF 05-8 will have on its financial position, results of operations and cash flows.
      In April 2006, the FASB issued FASB Staff Position No. FIN 46(R)-6 (“FSP FIN 46(R)-6”), which addresses how a reporting enterprise should determine the variability to be considered in applying FASB Interpretation No. 46 “Consolidation of Variable Interest Rate Entities”, as amended (“FIN No. 46(R)”). The variability that is considered in applying FIN 46(R) affects the determination of (a) whether the entity is a variable interest entity, (b) which interests are variable interests in the entity and (c) which party, if any, is the primary beneficiary of the variable interest entity. That variability will affect any calculation of expected losses and expected residual returns if such a calculation is necessary. FSP FIN 46(R)-6 is effective beginning the first day of the first reporting period beginning after June 15, 2006. The Company is currently in the process of evaluating the impact that the adoption of FSP FIN 46(R)-6 will have on the Company’s financial position, results of operations and cash flows.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
      The following table sets forth certain information with respect to our Directors and senior management as of May 31, 2006:

Name	Age	Date of Appointment	Position

Leslie Goodman	60	July 24, 2002	Chairman of the Board(1),(2)
Lucy Woods	47	May 9, 2003	Chief Executive Officer and Director(1)
S. Dennis Belcher	65	August 8, 2002	Director(1),(2),(3)
Kevin Power	52	October 25, 2002	Director(1),(2),(3)
Edward Greenberg	54	March 31, 2003	Director(3),(4)
Thomas E. Doster IV	37	August 8, 2002	Director(4)
Iain Burnett	42	December 7, 2005	Director(4)
Didier Delepine	58	December 7, 2005	Director
Steve Best	39	July 25, 2004	Chief Technical Officer
Stuart Blythe	42	September 29, 2003	Senior Vice President and General Counsel(5)
David Mitchell	57	October 12, 2005	Acting Chief Financial Officer

(1)	Member of the Financing Committee.

(2)	Member of the Audit Committee.

(3)	Member of the Remuneration Committee.

(4)	Serves as representative of Morgan Stanley.

(5)	Member of the Disclosure Committee.
      Leslie Goodman. Mr. Goodman has served as our non-executive Chairman since April 2003. Prior to assuming such position, Mr. Goodman served as a Director of the Company since July 2002. Mr. Goodman is a UK non-practising qualified solicitor who has spent over 25 years in the investment banking and insurance industries. He has been a director of investment banks Hill Samuel and Barclays de Zoete Wedd, and Chief Executive Officer of ACE Global Markets the UK business of ACE Limited, a Bermuda-based, NYSE-listed insurance group. He currently serves as a director of a number of other companies.
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
      S. Dennis Belcher. Mr. Belcher has served as a Director of the Company since August 2002. Mr. Belcher has forty-four years of experience in banking in the United Kingdom, United States and Canada. At the time of his retirement in March 2002, he was Executive Vice President, Credit and Risk Management and a member of the Loan Policy Committee at the Bank of Nova Scotia. Mr. Belcher’s other directorships include Foamex International Inc., Rand McNally and Company and Stelco Inc., a publicly listed Canadian steel company. Mr. Belcher is an Associate of the Institute of Bankers (UK), a graduate of the Stonier School of Banking and a Fellow of the Insolvency Institute of Canada.
      Kevin Power. Mr. Power has served as a Director of the Company since October 2002. Since 2000 he has served as the Chairman of ECTA, the European Competitive Telecommunications Association and is also the Chairman of the Supervisory Board of OneAccess. Mr. Power was previously a member of the Board of

Universal Access, Inc. from 2000-2003. He has over 20 years experience as a senior telecommunications executive in a number of companies, including GTS, Orion Network Systems and Intelsat.
      Didier Delepine. Mr. Delepine has served as a Director of the Company since December 2005. He has had a distinguished career in the telecommunications industry culminating in his role as President and Chief Executive Officer of Equant N.V., a leading provider of data, global networking and managed communications solutions for multinational organisations. Prior to Equant, Mr. Delepine occupied several executive positions with SITA, the network and IT services provider to the airline industry. Mr. Delepine is currently advising Cinven, a private equity firm, and has served on the Board of Eircom Group since March 2004.
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
      Thomas E. Doster IV. Mr. Doster has served as a Director of the Company since August 2002. He is the Managing Director in the Principal Investment Group at Morgan Stanley and was the Chairman of the Viatel, Inc. creditors’ committee. Mr. Doster has over 15 years experience in the fields of High Yield and Distressed Debt at Morgan Stanley and Goldman, Sachs & Co.
      Iain Burnett. Mr. Burnett has served as a Director of the Company since December 2005. He is a senior analyst at Morgan Stanley in London and has 19 years of experience in the European private equity, restructuring and distressed debt markets. Since 2003 Mr. Burnett has worked for Morgan Stanley where he is Co-Head of European Credit Research.
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
      David Mitchell. Mr Mitchell joined Viatel in October 2005 as acting Chief Financial Officer. Mr. Mitchell is a chartered accountant, having trained with KPMG in London and Paris. For over 20 years he held senior finance positions in multi-national organizations including Solvay, Laporte, Celltech and Markheath. Mr Mitchell has been an Interim and Change Manager for the past 10 years, specializing in start-ups and turnarounds at main board level in both publicly quoted and private companies, typically as Interim CFO. Recent assignments in the telecommunications industry have included NTL, Cable & Wireless Communications and AT &T Istel.
      There is no family relationship between any of the foregoing persons. Certain Directors became Directors pursuant to the Plan of Reorganization. Otherwise, there are no specific agreements, arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of the foregoing persons were selected as a Director or executive officer.

Compensation
      We pay an annual fee to any non-employee independent Chairman of the Board of US$100,000 in cash and to independent non-employee Directors in the amount of US$33,000 in cash, paid in quarterly instalments. Chairmen of Committees of the Board receive an additional US$10,000 per year per chairmanship, paid in quarterly instalments. In addition, independent non-employee Directors also receive US$1,200 for each Board Meeting attended in person and held separately. Directors who are also our employees are not separately compensated for serving on the Board. Directors are reimbursed for out-of-pocket expenses incurred in attending Board and Committee Meetings.
      The total aggregate compensation for the Board as a group for 2005 was US$271,200. The total aggregate compensation of all executive officers of the Company as a group for 2005 was US$2.4 million. During 2005, no options to purchase ordinary shares were granted to executive officers under the Company’s Equity Incentive Plan. Included in the total aggregate compensation for our Board and executive officers for 2005 was US$88,267 to provide for pension and other retirement benefits. In addition to the aggregate compensation noted above, payments totalling US$302,655 were made to executives resigning during the year.
      Mr. Brian McArthur Muscroft, our previous Chief Financial Officer, resigned in 2006 with his contract of employment terminating as at June 19, 2006. Mr. David Mitchell is the Company’s acting Chief Financial Officer.
      For the full year Mrs Woods received no cash bonus. The Board have however resolved to make a contribution to the EBT of 2004 Notes in an aggregate amount of US$270,000 with a recommendation that such contribution be allocated to the sub-fund established for the benefit of Mrs. Woods (and her family).
      As of December 31, 2005 there were no options outstanding under the Company’s Equity Incentive Plan. The Company does not intend to make any further grants under its Equity Incentive Plan and intends to terminate the Equity Incentive Plan in 2006.
Board Practices

Board of Directors
      Our Board is currently comprised of eight Directorships. In connection with the April 2004 Financing, various changes to our Bye-Laws were approved and adopted by shareholder resolution at the Special General Meeting of the Company held on April 6, 2004 (the “April 2004 SGM”) which have a material impact on the powers and procedures relating to the appointment and removal of Directors. Effectively, the Investors have the power to appoint a majority of the Board at any one time. Under the Bye-Laws, Värde, Ahab Capital management, Inc, CFSC Wayland Advisers, Inc. and certain affiliated entities who purchased 2004 Notes, each have the right to appoint one non-voting representative to attend all meetings of the Board until such time as they collectively beneficially own less than ten percent of the then outstanding common shares of the Company. In connection with the April 2004 Financing, the Company granted the Investors certain registration rights to cause the Company under certain circumstances to register the common shares issuable upon conversion of the 2004 Notes under a registration statement to be filed with the U.S. SEC. See “Item 4. Information on the Company — Financing” and “Item 10. Further Information — Memorandum of Association and Bye-Laws”.
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

Committees of the Board of Directors
      Our Board has established three standing committees, a Remuneration Committee, an Audit Committee and a Disclosure Committee. The current members of the Remuneration Committee are Messrs. Belcher, Greenberg and Power; the current members of the Audit Committee are Messrs. Belcher, Goodman and Power; and the current members of the Disclosure Committee are Messrs. Blythe, Flore and Ms. Laura King.
      The Remuneration Committee reviews annual policy matters relating to compensation and benefits of our employees and decides compensation and benefits matters for officers and administers our Equity Incentive Plan and the EBT. See “Item 6. — Employee Benefit Trust”. None of our executive officers currently serves on the Remuneration Committee of another entity or any other committee of the board of another entity performing functions similar to the Remuneration Committee. No interlocking relationships exist between our Board or our Remuneration Committee and the board of directors or compensation committee of any other company.
      The Audit Committee consists of three independent Directors and meets at least 3 times a year. Its role is to recommend to our Board the firm of independent public accountants to audit our financial statements, review with management and the independent accountants our interim and year-end operating results, consider the adequacy of our internal controls and audit procedures and review the non-audit services to be performed by the independent accountants.
      The Disclosure Committee was established pursuant to a written Disclosure Committee Charter approved by our Board. The Disclosure Committee Charter was adopted by our Chief Executive Officer and Chief Financial Officer at that time, Mr. Stephen Grist, and ratified by our Board by written Directors’ resolutions dated December 28, 2003. The Charter enumerates the Committee’s responsibilities, including designing disclosure controls, monitoring their effectiveness and supervising the preparation of our disclosure documents. Members of the Disclosure Committee oversee the gathering of information in connection with the preparation of the reports that we file under the Exchange Act, including this Form 20-F, and work to ensure the accuracy and completeness of our disclosures in such reports.
Employees
      The following tables set forth the number of full-time employees on a functional basis at the end of each of 2005, 2004 and 2003:

	2005	2004	2003

Engineering and Operations	47	50	41
Sales, Services and Marketing	107	143	105
Finance	12	14	15
Management Information Systems	12	9	5
Legal and Human Resources	8	7	2
Other	2	2	14

Total	188	225	182

      As at May 31, 2006, the Company had 142 full-time employees, of which 47 are engaged in Engineering and Operations, 72 in Sales & Service and Marketing, 10 in Finance, 6 in Management Information Systems,

6 in Legal and Human Resources and one other to include the Chief Executive Officer. The breakdown of these 142 full-time employees by geographic location is as follows:

May 31, 2006	Total	UK	Belgium	France	Germany	Netherlands

Engineering & Operations	47	40	1	3	1	2
Sales, Services and Marketing	72	71	—	1	—	—
Finance	10	9	—	1	—	—
Management Information Systems	6	6	—	—	—	—
Legal and Human Resources	6	6	—	—	—	—
Other	1	1	—	—	—	—

Total	142	133	1	5	1	2

      None of the foregoing employees including those referred in the table set out above is or was represented by a labour union or, save for the 5 employees employed by the French company, Viatel Operations SA, who are covered by a collective agreement.
Share Ownership

Beneficial Ownership of Executive Officers and Directors
      As at May 31, 2006, none of our executive officers or directors reported any information to us concerning any related beneficial ownership of our common shares. For these purposes, beneficial ownership is determined in accordance with the rules of the U.S. SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, common shares subject to options and warrants held by that person that are currently exercisable, or exercisable within 60 days, are deemed outstanding. Such common shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.
      However, upon conversion of the 2004 Notes held by Mrs. Woods (including those additional notes issued to Mrs. Woods by way of interest under the terms of the April 2004 Financing), Mrs. Woods would beneficially own 367,263 common shares of the Company, assuming a conversion price of US$0.75 per share.
      Each of Mr. Edward Greenberg, Mr. Thomas E. Doster IV and Mr. Iain Burnett are Directors of the Company, and an Advisory Director, Managing Director of the Principal Investment Group and Co-Head of European Credit Research, respectively, of Morgan Stanley and therefore may be deemed to beneficially own the common shares owned by Morgan Stanley. However each of Mr. Greenberg, Mr. Doster and Mr. Burnett disclaims any beneficial interest in the common shares owned by Morgan Stanley. See “Item 4. Information on the Company — Description of Certain Indebtedness” and “Item 7. Major Shareholders and Related Party Transactions” for details of Morgan Stanley’s ownership.
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
      As of December 31, 2005 there were no options outstanding under the Company’s Equity Incentive Plan. The Company does not intend to make any further grants under its Equity Incentive Plan and intends to terminate the Equity Incentive Plan in 2006.
      Both Mrs. Woods and Mr. Blythe were given a contractual commitment upon joining the Company in 2003, and Mr. Best was given a contractual commitment upon joining the Company in 2004, as to the grant of share options. No such options have been issued or the requisite Board approval given. Instead the Company has offered each of these individuals the opportunity to participate in the EBT which has been set up by the Company. Each of the aforementioned officers have accepted participation in the EBT, on such terms as approved by the Board, in satisfaction of the Company’s obligations to establish an equity compensation plan under the terms of their respective employment agreements.
      Under the terms of the EBT, which was formally established on July 18, 2005, contributions are to be made, in either cash or equity, with recommendations to the trustee that such contributions be allocated to sub-funds established for the benefit of these individuals (and their families) and other employees; such contributions are at the discretion of the Board and are to be made in connection with specified “liquidity events” and/or by way of discretionary bonus payments. The value of the awards linked to the “liquidity events” could potentially, in aggregate, equal 5% of the equity value of the Company (as such term is defined in the EBT) where the equity value is at least US$100 million and potentially up to 10% of the equity value, where the equity value is US$350 million or more (with interpolated values in between US$100 million and US$350 million on a pro rata basis). Awards under the EBT will vest in tranches between April 21, 2005 and April 21, 2007 in accordance with the relevant individual’s terms of employment and subject to the individual’s continued employment through each applicable vesting date.
      The Instrument of Settlement establishing the EBT together with the EBT contribution covenant in relation to the Lucy Woods Dependent Trust and the form of EBT contribution covenant in relation to the Stuart Blythe and Steve Best Dependent Trusts are filed as exhibits to this Form 20-F filing.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Security Ownership of Certain Beneficial Owners
      The following table sets forth certain information regarding the beneficial ownership of our common shares, as of May 31, 2006, by each person or entity known to us to own beneficially more than 5% of our issued and outstanding common shares. Under Bermuda law the Company does not have to look past its register of members or their duly appointed proxies with regard to attendance and voting at general meetings of the Company. Neither is the Company obliged to recognize a person’s beneficial interest in shares held in trust. To this extent, beneficial owners of shares do not have the same voting rights as the registered holders of shares in the Company. All information with respect to beneficial ownership has been furnished to us by the respective shareholders and/or by way of filings with the U.S. SEC.

		Percentage of
	Amount and Nature of	Outstanding
Name and Address of Beneficial Owner(1)	Beneficial Ownership(1)	Shares(2)

Morgan Stanley & Co. Incorporated(3) 1585 Broadway, New York, NY 10036	1,528,870 common shares	14.4%
The Värde Fund L.P.(4) 8500 Normande Lake Blvd. #1570 Minneapolis MN 55437	882,531 common shares	8.3%
Ramius Capital Group, LLC(5) 666 Third Avenue, 26th Floor New York, New York 10017 Citizenship (Cayman Islands)	677,871 common shares	6.4%

(1)	Beneficial ownership is determined in accordance with the rules of the U.S. SEC. In computing the number of common shares beneficially owned by a person and the percentage ownership of that person, common shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding. Such common shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, the Shareholder named in the table has sole voting and investment power with respect to our common shares set forth opposite such Shareholder’s name.

(2)	Based on 10,630,000 common shares outstanding as of May 31, 2006.

(3)	Information based on the Schedule 13D/ A, dated January 30, 2006, of Morgan Stanley. As a result of the amendment of the 2004 Notes under the terms of the Letter Agreement to make such 2004 Notes convertible upon the election of holders of a majority of the outstanding principal amount of the 2004 Notes (the “2004 Notes Amendment”), Morgan Stanley will be deemed the beneficial owner of 54,117,503 shares (or 85.6% of the Company’s outstanding shares) comprised of: (a) the 1,528,870 common shares directly owned by Morgan Stanley; (b) 47,533,333 common shares issuable upon conversion of $35,650,000 principal amount of 2004 Notes held by Morgan Stanley; and (c) 5,055,300 common shares issuable upon conversion of $3,791,475 of additional 2004 Notes representing accrued interest on the 2004 Notes held by Morgan Stanley, based on the lowest possible conversion price under the 2004 Notes of $0.75 per share. The exact number of common shares into which the 2004 Notes are convertible is not calculable at the present time because the conversion price used for such conversion is based upon a calculation of the total equity value of the Company, to be calculated at the time of conversion by the Board (subject to approval of the majority noteholders). See “Item. 4 Company Information — Description of Certain Indebtedness”).

(4)	Information based on the Schedule 13G, dated February 11, 2005, of The Värde Fund L.P., The Värde Fund V L.P., The Värde Fund VI L.P., Värde Investment Partners L.P., The Värde Select Fund L.P., The Värde Fund (Cayman) Limited, The Värde Fund V GP LLC, The Värde Fund VI GP LLC, Värde Investment Partners GP LLC, Värde Partners L.P., Värde Partners Inc. and Värde Management International Inc., George G. Hicks, Gregory S. McMillan, Marcia L. Page. The address for The Värde Fund (Cayman) Limited is 2nd Floor Harbour Centre, P.O. Box 896, George Town BWI. All other entities can be contacted at the address listed in the table. As a result of the 2004 Notes Amendment, Värde will be deemed the beneficial owner of 15,008,042 shares (or 58.5% of the Company’s outstanding shares) comprised of: (a) the 882,531 common shares directly owned by Värde; (b) 13,333,333 common shares issuable upon conversion of $10.0 million principal amount of 2004 Notes held by Värde; and (c) 792,178 common shares issuable upon conversion of $594,133 of additional 2004 Notes representing interest payment on the 2004 Notes held by Värde, based on the lowest possible conversion price under the 2004 Notes of $0.75 per share. The exact number of common shares into which the 2004 Notes are convertible is not calculable at the present time because the conversion price used for such conversion is based upon a calculation of the total equity value of the Company, to be calculated at the time of conversion by the Board (subject to approval of the majority noteholders). See “Item. 4 Company Information — Description of Certain Indebtedness”).

(5)	Information based on the Schedule 13G/ A, dated December 31, 2005, of Ramius Capital Group, LLC, RCG Carpathia Master Fund Ltd (Cayman Islands), Ramius Securities LLC, C4S & Co., LLC, Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, as modified to reflect updated movements in the register of members and beneficial ownership of our common shares since the date of filing.
Related Party Transactions
      Except as disclosed in these pages in relation to the closure of the hedging transaction entered into with Morgan Stanley, the guarantee provided by Morgan Stanley under the terms of the October Facility and the issuance of the 2005 Notes in connection with the July 2005 Financing, there were no transactions with related parties during the year ending December 31, 2005. See “Item 6. Directors, Senior Management and Employees — Compensation.”
      In connection with the April 2004 Financing, the Company entered into three hedging contracts with Morgan Stanley. These contracts allowed for the conversion of US$6.0 million, US$6.0 million and US$10.0 million into Pounds Sterling at “Protected” rates of US$1.8045, US$1.7975 and US$1.7885 respectively for delivery on July 1, 2004, October 1, 2004 and January 5, 2005. These conversion rates were dependent upon the GBP to USD spot rates at the time of exercise being above these rates; if market rates had been lower, the actual conversion rates would have been split between the Protected rate, and market rates, based on the proportion of time during the contract period in which actual rates had been below the Protected rates.

      In connection with the April 2004 Financing, Morgan Stanley, Värde and Lucy Woods purchased 2004 Notes in the principal amounts of US$36.0 million, US$10.0 million and US$250,000 respectively. Additional Notes have been issued to date in satisfaction of payment of accrued interest on the 2004 Notes in respective amounts of approximately US$5.2 million, US$1.5 million and US$36,000. In connection with the July 2005 Financing, Morgan Stanley and Värde purchased 2005 Notes in the principal amounts of US$12.9 million and US$3.1 million, respectively. Additional Notes have been issued to date in satisfaction of payment of accrued interest on the 2005 Notes in respective amounts of approximately US$841,000 and US$199,000. In connection with the March 2006 Financing, Morgan Stanley, Värde and Stonehill purchased 2006 Notes in the principal respective amounts of US$6.9 million, US$1.7 million and US$168,000. Under the terms of the March 2006 Financing, Stonehill purchased a pro rata share of the 2005 Notes from both Morgan Stanley and Värde; this resulted in Morgan Stanley and Värde assigning US$248,000 and US$59,000, respectively, of their 2005 Notes to Stonehill.
      On June 23, 2005, the Investors and the Company executed the Letter Agreement pursuant to which the parties agreed to amend the terms of the 2004 Notes to allow for their conversion at any time, upon the election of holders of a majority of the outstanding principal amount of the 2004 Notes.

ITEM 8.	FINANCIAL INFORMATION
Consolidated Statements and Other Financial Information

Financial Statements
      We have elected to provide financial statements pursuant to Item 18 of this Form 20-F as included on pages F-1 to F-29.

Legal Proceedings
      In September 2003, the Company’s French subsidiary Viatel Operations SA (“Viatel Operations”) filed a claim for approximately €7.7 million (US$9.6 million approximately) in the Tribunal of Lille, France against Voies Navigables de France (“VNF”), the owner of certain French waterways to whom the Company currently pays in excess of €2.0 million (US$2.5 million approximately) annually for ROW charges. The claim principally asserts that the ROW charges are discriminatory and should conform more closely to the charges levied by the highway and road authorities in France. On the basis that this claim was filed by way of an “opposition procedure”, the Company is entitled to withhold payment of ongoing charges as they fall due. On this basis the Company has withheld its ROW charges for 2004 in an amount of €2.0 million approximately (US$2.4 million approximately) and those for 2005 in an amount of €2.0 million approximately (US$2.5 million approximately). The Company however has accrued for these ROW charges. If the Company is unsuccessful in its claim, it will likely be required to pay all outstanding fees together with interest, the interest being estimated to amount to as much as approximately €120,000 (US$150,000 approximately). The Company has not accrued for interest charges or other costs (additional to the repayment of withheld fees) that could result from an adverse decision.
      Similar claims in respect of ROW charges are being proceeded with against each of: (1) Societe anonyme de gestion des eaux de Paris (“SAGEP”); and (2) Ville de Paris (“VDP”). The amounts of the claims being, respectively, approximately €1.2 million (approximately US$1.5 million) against SAGEP; and approximately €1.4 million (approximately US$1.8 million) against VDP. In relation to SAGEP, the Company has withheld payment of the fees due, although it has accrued for these charges. The VDP fees have been paid in full such that no further monies would be payable were the Company to lose its claim for reimbursement. A similar claim was filed against Compagnie Nationale du Rhône (“CNR”) in the amount of approximately €1.2 million (approximately US$1.5 million). By a judgement dated June 14, 2006, the Company has been ordered to pay to CNR the outstanding amounts due with respect to ROW charges that had been withheld (approximately €408,000 for 2004 (approximately US$525,000) and €446,000 (approximately US$573,000) for 2005) plus interest. The Company intends to lodge an appeal against this decision. In July 2005, SAGEP terminated the agreement under which the Company was permitted to have its network installed on SAGEP land. The Company applied for, and was granted, a suspension in relation to such termination pending a decision upon the merits of the case. Were the Company to lose the SAGEP proceedings, this could lead to a liability to pay fees of approximately €540,000 (approximately US$673,000) in relation to the years 2004 and 2005 and to a potential termination of the agreement with SAGEP. In the event of termination, the Company would seek to enter into a new agreement with SAGEP; any inability on the part of the Company to secure new contractual arrangements could have significant adverse consequences on our ability to operate the European Network and/or to support our existing wholesale customer business. Legal advice has been obtained to the effect that, absent non-payment of outstanding fees due by the Company to SAGEP, it would be unlawful for SAGEP to refuse to enter into a new contract with the Company for so long as other operators were allowed to install and/or maintain network infrastructure on its land. The Company has not made an accrual for any interest charges or other costs (additional to the repayment of the withheld fees) that could result from an adverse decision.
      It should be noted that the outcome of the outstanding legal claims with respect to the ROW charges is expected to be substantially influenced by the enactment by the French government which, with effect from January 2006, imposes both a maximum fee level that the owners of the various waterways and sewers can charge with respect to the grant and use of ROWs on the public domain and an obligation on the relevant landowners to justify their fees on objective grounds
      Following the decree, in relation to the VNF claim, the court dealing with this matter has appointed, with effect from January 2006, two experts to assess the level of fees that VNF can reasonably charge. It is anticipated that a report from the experts will take at least one year to prepare and that a final court decision would follow within the six months following the issue of such a report. Final decisions in relation to each of the SAGEP and VDP proceedings are expected during the course of 2006. The final outcome cannot be predicted at this stage.
      Viatel Operations has been engaged in a dispute which arose as a result of the early termination of a lease agreement dated 29 September 1999. The lessor had claimed payment of: (1) an early termination indemnity in the amount of €30,000 (approximately US$38,000); and (2) the cost of fit-out works which, according to the lessor, Viatel Operations was under an obligation to perform under the lease. When the dispute first arose, the lessor chose to quantify the amount of the fit out works as €856,000 (approximately US$1.0 million). Viatel Operations denied that it was under any obligation to carry out the fit-out works, the lease being permissive in this regard, not obligatory. In February 2005, the lessor issued proceedings requesting payment of the early indemnity, a provisional payment from Viatel Operations of €70,000 (approximately US$87,000) for reinstating the property and, finally, the appointment of an expert by the French court in order to assess the cost of reinstating the property on the basis of the schedule of fit-out works appended to the lease. However, the lessor sold the property in mid 2005 and indicated that it would then amend its claim to seek to recover the capital loss it had suffered when it sold the premises, the allegedly required works not having been carried out. No indication of the quantum of such capital loss was given. Accordingly, the lessor withdrew its original claim from the court roll in September 2005. Despite the indication that an amended claim would be made, no proceedings have been initiated with the court. The landlord has a period of 2 years from September 2005 in which it could commence such proceedings.
      Viatel Operations is also currently in dispute regarding a second lease termination — this time with respect to the termination of a lease agreement dated May 4, 2000 relating to premises in St. Denis, France (the “St. Denis Lease”). The lessor is claiming the termination to be both procedurally and substantively defective, and is consequentially claiming the balance of all payments due under the lease, amounting in aggregate to €12.7 million (approximately US$15.8 million). Viatel Operations has received strong advice in support of its position and, in addition to its defence, has also filed a counter-claim for an indemnity of €13.4 million (approximately US$16.7 million).
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
      Fiberlac, a company acting on its own behalf, and on behalf of other telecommunications operators including the Company’s Swiss subsidiary, Viaphone AG (“Viaphone”), has filed claims against three Swiss Cantons in relation to the build of a telecommunications network. The principal basis of the claim is that, in return for allowing the build to proceed, the cantons of Bern, Basle and Aargau insisted that they be given a duct in such build, either for free or for a consideration lower than the market value, the claim being based on provisions of the Swiss Telecommunications Act including those dealing with the absence of compensation in case of access to public domain. The claims also seek to obtain a declaration of ownership of the ducts. Claims have been filed against all 3 cantons. Were the claims to be successful, Viaphone would be entitled, based on various agreements, on a pro rata basis (allocated pro rata by duct) to approximately CHF 10.0 million (approximately US$8.0 million) together with interest at 5% per annum from late 2000. The cantonal courts of Bern and Basle have recently dismissed the claims in relation to their respective cantons and Fiberlac is in the process of lodging an appeal against these decisions with the Swiss Supreme Court. The cantonal court of Aargau is not expected to issue its first instance decision until late in 2006.
      As previously noted, any adverse decision in all or any of the ongoing proceedings summarised above regarding ROW charges in France could render the operation of all or part of the Company’s network in France uneconomical and, in the event of any inability on the part of the Company to maintain the ROW, could have a material adverse effect on the Company’s ability to operate the European Network. An adverse decision in the litigation regarding the St. Denis Lease could also have a material effect on the Company’s French subsidiary’s financial position. Subject to this, the Company does not believe that any adverse outcome from litigation would have a material adverse effect on its financial position or results of operations. The Company is not aware of any other material litigation against it. The Company does, however, have various other legal proceedings pending against it or its subsidiaries which, if adversely determined, would not have, in the Company’s view, individually or in the aggregate, a material adverse effect on its business, financial condition or results of operation.

Dividend Policy
      We do not anticipate paying dividends on our common shares in the foreseeable future.
Significant Changes
      Other than as disclosed above or elsewhere in this Form 20-F, no significant change has occurred since the date of our most recent audited financial statements.

ITEM 9.	THE OFFERING AND LISTING
Listing Details

The Predecessor
      From October l996 until May 2, 2001, the Predecessor’s common stock was actively traded on The Nasdaq National Market under the symbol “VYTL”. On May 2, 2001, Nasdaq suspended trading of the Predecessor’s common stock, which was delisted in July 2001. Below is a chart showing the trading prices of the Predecessor’s common stock on the Nasdaq National Market. Pursuant to the Plan of Reorganization, the dissolution of the Predecessor occurred in the first half of 2004.

Period	High	Low

	(In USD)
Fiscal 1998	23.50	5.00
Fiscal 1999	57.50	17.00
Fiscal 2000	75.38	1.63
First Quarter 2001	5.75	0.56
Second Quarter 2001(1)	0.86	0.06
Third Quarter 2001(2)	0.06	0.03

(1)	On May 2, 2001, the Nasdaq National Market suspended trading of the common stock of the Predecessor.

(2)	In July 2001, the Nasdaq National Market delisted the common stock of the Predecessor.

The Successor
      The Successor’s common shares, US$0.01 par value per share, referred to throughout this Form 20-F as our “common shares”, is currently traded on the over-the-counter market under the symbol “VTLAF.PK”. Prior to December 2002, we were not aware of any trading in our common shares; a price at December 2002 was determined at US$0.51 per share. The following chart sets out the high and low sales price of our common shares since they commenced trading on the over-the-counter market.

Period	High	Low

	(In USD)
First Quarter 2003	1.35	1.10
Second Quarter 2003	1.35	0.50
Third Quarter 2003	4.25	0.50
Fourth Quarter 2003	8.00	0.50
First Quarter 2004	2.75	0.75
Second Quarter 2004	1.90	0.90
July 2004	1.20	0.90
August 2004	0.92	0.70
September 2004	0.90	0.60
October 2004	0.95	0.60
November 2004	1.05	0.85
December 2004	1.50	0.90
January 2005	0.96	0.75
February 2005	0.95	0.75
March 2005	0.95	0.60
April 2005	0.75	0.20
May 2005	0.30	0.07
June 2005	0.10	0.07
July 2005	0.07	0.07
August 2005	0.07	0.05
September 2005	0.05	0.00
October 2005	0.01	0.00
November 2005	0.02	0.01
December 2005	0.04	0.03
January 2006	0.09	0.03
February 2006	0.08	0.03
March 2006	0.02	0.00
April 2006	0.01	0.00
May 2006	0.08	0.02
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

Markets
      Our common shares are currently traded on the over-the-counter market under the symbol “VTLAF.PK”.

ITEM 10.	ADDITIONAL INFORMATION
Description of Share Capital
      At the April 2004 SGM the Company resolved, among other things, that: (a) the authorized share capital of the Company be increased to US$2,500,000 by the creation of an additional 150,000,000 common shares; and (b) one unissued common share of the Company be redesignated as the Special Share.
      As a result, the authorized share capital of the Company is US$2,500,000 divided into 250,000,000 common shares of US$0.01 each (“common shares”). As of May 31, 2006, there were 10,630,000 fully paid common shares issued and outstanding. As of May 31, 2006 the Company had no outstanding options to purchase its common shares.

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
      During a meeting of the Board held on June 6, 2002 the Board resolved to approve the terms of the Equity Incentive Plan. During such meeting the Board further resolved that on consummation of the Plan of Reorganization, that the Company issue options to purchase up to: (1) 240,000 common shares at an exercise price of US$0.01 per share to the then current directors of the Company (the “Directors’ Options”); (2) 504,000 shares at an exercise price of US$8.33 per share to the then current directors and senior management of the Company (together with the Directors’ Options, the “Officers’ Options”); and (3) 96,000 shares at an exercise price of US$8.33 per share to be granted to employees of the Company or its subsidiaries on the instruction of the Chairman and Chief Executive Officer of the Company. One third of the options referred to in (2) vested on the Effective Date, one third vested on June 7, 2003 and the final third vested on June 7, 2004.
      170,000 of the Directors’ Options were exercised during the year ended December 31, 2003. As of May 31, 2006 all other outstanding Officers Options had either been exercised or terminated.
Memorandum of Association and Bye-Laws
      We are an exempted company organized under the Bermuda Act.
      The rights of our Shareholders are governed by Bermuda law, our Memorandum of Association and our Bye-Laws. The Bermuda Act differs in some material respects from laws generally applicable to U.S. corporations and their shareholders.
      As a condition to the closing of the April 2004 Financing, and so as to give effect to various rights to be conferred on the Investors, certain amendments to the Bye-Laws were passed by resolutions of the Shareholders at the April 2004 SGM. Such rights conferred on the Investors relate in particular to the ability of the Investors to appoint new Directors and to approve/veto the taking of certain material actions by the

Company. In order to give effect to these rights under Bermuda law the Special Share was issued to a trustee acting on behalf of the Investors (and their transferees). The Special Share was issued with such rights as are required to enable the Investors (and their transferees) to exercise the various Investor rights provided for under the April 2004 Financing documentation.
      With respect to the taking of any material actions that will require the approval of the Investors, to the extent that any such actions may, under Bermuda law, require the approval of the Shareholders in general meeting, the Special Share has been granted weighted voting rights (nine votes for every one vote cast by other Shareholders) to ensure it can carry any relevant vote; to the extent, therefore, that a vote of the Shareholders is required by Bermuda law, such actions are able to be taken with the consent alone of the holder of the Special Share.
      Further reference is made below to these and other amendments adopted at the April 2004 SGM; this is not intended however to be a comprehensive summary of such adopted amendments. Full details of the Bye-Law amendments are set out in the documents accompanying the Company’s Notice of the April 2004 SGM (the “April 2004 SGM Notice”); see in particular the Chairman’s Letter and Part III of the April 2004 SGM Notice. The April 2004 SGM Notice and related materials were filed as exhibits to the Form 6-K of the Company dated March 10, 2004 (the “March 10 6-K”). Such exhibits to the March 10 6-K are hereby incorporated by reference in this Form 20-F.
      The following is a summary of the material provisions of Bermuda law and our organizational documents as were in effect as of May 31, 2006.

Objects and Purposes
      The Company’s objects are found in our Memorandum of Association. In summary, the objects for which the Company was formed and incorporated are:

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

Board Actions
      Our Bye-Laws provide that, subject to the prior consent of the holder of the Special Share in certain circumstances, the Board can manage the business of the Company. Actions adopted by the Board must be approved by a majority of the vote of the Directors present and entitled to vote at a properly convened and quorate meeting of the Board.
      A Director who has disclosed his interest in a transaction or arrangement with the Company, or in which the Company is otherwise interested, may be counted in the quorum and vote at any meeting at which such transaction or arrangement is considered by the Board.

Board Remuneration
      Our Bye-Laws provide that the ordinary remuneration of the Directors who do not hold executive office shall be as is set out in the Bye-Laws or as is determined by resolution of the Directors. The Shareholders, at the third annual general meeting of the Company held on December 8, 2004, further authorized the Directors to determine and approve the remuneration of each Director.

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

Election or Removal of Directors
      As noted in “Item 4. Information on the Company — Description of Certain Indebtedness” and “Item 6. Directors, Senior Management and Employees — Board Practices” under the Bye-Law amendments adopted at the April 2004 SGM, significant changes with respect to the mechanism for the appointment and removal of Directors were made. Effectively, the Investors have the power to appoint a majority of the Board at any time.
      Our Bye-Laws provide that at the second annual general meeting of the Company all of the Directors (other than any holding executive office) are to retire from office, and at every subsequent annual general meeting one-half of the Directors who are subject to retirement by rotation or, if their number is not two or a multiple of two, the number nearest to but not more than one-half shall retire from office. The Directors to retire shall be those who have been longest in office since their last appointment or reappointment, but as between persons who became or were last reappointed Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. Under the Bye-Law amendments adopted at the April 2004 SGM, provision is now made that, for so long as the Special Share is outstanding, the Bye-Law providing for retirement by rotation shall not be applicable. Bermuda law will apply to retirement of Directors which states Directors are appointed at each annual general meeting or in such other manner and for such term as may be provided in the Bye-Laws and serve until reappointed or until their successors are appointed, unless they are earlier removed or resign.
      Except as permitted in our Bye-Laws, no person other than a Director retiring by rotation may be appointed a Director unless he is either: (a) recommended by our Board; or (b) recommended, appointed or elected by the holder of the Special Share; or (c) proposed by a shareholder for appointment at a general meeting. In the latter case, the Shareholder must give the Company a duly executed notice of his intention to propose a person for appointment in the form more particularly described in the Bye-Laws not less than five, nor more than twenty-five, clear days before the date appointed for the general meeting.
      At any time the holder of the Special Share can increase the number of Directors constituting the Board up to thirteen. Only the holder of the Special Share can elect and appoint Directors (“Investor Designees”) to fill the vacancies created by an increase in the size of the Board made by it or to elect or to appoint any Director to replace or fill any vacancy created by such Investor Designee or any Investor-Appointed Director. Effectively, the Investors (and their transferees) have the right, at any time, to increase the size of the Board and to approve a number of Directors sufficient to cause a majority of the Board to be designees of the Investors (and their transferees).
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

      A Director (other than an Investor-Appointed Director) can be removed from office by a vote of the Shareholders at a general meeting called for such purpose. Any vacancy created by the removal of a Director at a general meeting may be filled at that meeting by the election or appointment of another Director in his or her place or, in the absence of any such election or appointment, by our Board. For so long as the Special Share is outstanding, the holder of the Special Share alone will be entitled to remove any Investor-Appointed Director(s), but will not be entitled to remove any non-Investor-Appointed Director(s).

Common Shares
      As noted above, in connection with the April 2004 SGM, a Special Share was issued to a trustee acting on behalf of the Investors (and their transferees). The rights that are attached to the Special Share are set out in the April 2004 SGM Notice — see in particular Part III of the April 2004 SGM Notice and the Chairman’s Letter.
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

Voting Rights
      Under Bermuda law, except as otherwise provided in the Bermuda Act, or in a company’s bye-laws, questions brought before a general meeting of shareholders are decided by a simple majority of votes. Our Bye-Laws provide that, subject to the provisions of the Bermuda Act, and subject to the weighted voting rights attached to the Special Share (nine votes for every one vote cast by other Shareholders), any question proposed for the consideration of the Shareholders will be decided by a simple majority of the votes cast by each Shareholder present, and each person holding proxies for any Shareholder, entitled, on a show of hands, to one vote each and, on a poll vote, to one vote for each common share held by the Shareholder, except in certain exceptional cases where a greater majority vote is required by our Bye-Laws.

Dividends
      Under Bermuda law, a company may pay dividends that are declared from time to time by its board of directors unless there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts. Our Board is unable to declare dividends without the prior consent of the holder of the Special Share.

Rights in Liquidation
      Under Bermuda law, in the event of liquidation or winding up of a company, after satisfaction in full of all claims of creditors and subject to the preferential rights accorded to any series of preference shares, the proceeds of the liquidation or winding up are distributed pro rata among the holders of common shares.

Transfer of Shares
      Our Bye-Laws contain provisions relating to the transfer of shares in the Company and, separately, the transfer of the Special Share. These include a power given to the Board, in its absolute discretion and, without assigning any reason therefor, to decline to register any transfer of any share which is not a fully paid share.

Amendment of Memorandum of Association and Bye-Laws
      Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Our Bye-Laws also provide that such resolution passed at a general meeting of Shareholders must include the vote of the holder of the Special Share (exercising its weighted voting rights). An amendment to the memorandum of association, other than an amendment which alters or reduces a company’s share capital as provided in the Bermuda Act, may also require the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion.
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

Meetings of Shareholders
      Under Bermuda law, a company is required to convene at least one general shareholders’ meeting each calendar year or within three months of the end of a calendar year in which a general meeting has not been held. Bermuda law provides that a special general meeting (i.e. any general meeting convened that is not an annual general meeting) may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the bye-laws of a company.
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

Appraisal Rights and Shareholder Suits
      Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company, a shareholder who is not satisfied that fair value has been paid for the shares may apply to the Bermuda Court to appraise the fair value of the shares. Under Bermuda law and our Bye-Laws, our amalgamation with another company requires the amalgamation to be approved by our Board and, except where the amalgamation is between a holding company and one or more of its wholly-owned subsidiaries or between two or more wholly owned subsidiaries, at a meeting of the Shareholders at which the holder of the Special Share must be present in person or proxy in order for such meeting to be quorate.
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
Material Contracts
      On June 21, 2006 the Company executed binding documentation in connection with the Global Voice Transaction. The Master Network Lease and Sale Agreement and the Network Operational Agreement related to the Global Voice Transaction were filed as exhibits to the May 23 6-K and are incorporated by reference herein.
      On March 21, 2006 the Company executed binding documentation in connection with the sale of Cybernet. The Share Purchase Agreement related to the sale of Cybernet is filed as an exhibit to this Form 20-F.
      On March 14, 2006 the Company executed binding documentation in connection with the March 2006 Financing. The Investment and Note Purchase Agreement and the form of the 2006 Notes related to the March 2006 Financing are filed as exhibits to this Form 20-F.
      On October 21, 2005 the Company executed binding documentation in connection with the October Facility and on January 20, 2006 the Company executed binding documentation to increase and extend the October Facility. The Facility Letter, the Guarantee Agreement and the Amendment Letter are filed as exhibits to this Form 20-F.
      On July 18, 2005 the Company executed binding documentation in connection with the EBT. The Instrument of Settlement, the EBT Contribution Covenant in relation to the Mrs. Woods Dependent Trust and the form of EBT Contribution Covenant in relation to the Stuart Blythe and Steve Best Dependent Trusts are filed as exhibits to this Form 20-F.
      On June 23, 2005 the Company executed binding documentation in connection with the July 2005 Financing. The Investment and Note Purchase Agreement, the Letter Agreement and the form of the 2005 Notes related to the July 2005 Financing were filed as exhibits to the Form 20-F filed by the Company for the year end December 31, 2004 on June 30, 2005, and are incorporated by reference herein.
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
      Except as ordered by a court of competent jurisdiction, as required by law, or as otherwise contemplated by our constitution, in the case of a Shareholder acting in a special capacity, for example, as trustee, we are under no obligation to recognise a person as holding any share upon trust and the Company is not bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as otherwise provided in the Bye-Laws, or by law) any other right in respect of any share except an absolute right to the entirety thereof in the registered holder.
      As an exempted company, we are not subject to restrictions on the percentage of share capital held by non-Bermudians. However, except with the express permission of the Bermuda legislature, we may not, as an exempted company, carry on certain activities including, but not limited to:

•	the acquisition or holding of land in Bermuda, except that required for its business and held by way of lease or tenancy for terms of not more than 50 years or, with the consent of the Minister of Finance, that required to provide accommodation or recreational facilities for its employees and held by way of lease or tenancy for terms of not more than 21 years;

•	except as otherwise provided in the Bermuda Act, the taking of mortgages on land in Bermuda;

•	the acquisition of any bonds or debentures secured on any land in Bermuda except bonds or debentures issued by the Bermuda government or a public authority; or

•	the carrying on of business of any kind in Bermuda other than with persons outside Bermuda, except in certain limited circumstances such as doing business with another exempted company in Bermuda in furtherance of our business carried on outside Bermuda.
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
      We refer to persons who satisfy these conditions and are beneficial owners of our common shares as “U.S. Holders”.

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
      We have obtained an assurance from the Ministry of Finance granting an exemption, until March 28, 2016, from the imposition of tax under any applicable Bermuda law computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, provided that such exemption shall not prevent the application of any such tax or duty to such persons as are ordinarily resident in Bermuda and shall not prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 or otherwise payable in relation to land in Bermuda leased to us.
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

      Dividends paid by us will not be eligible for the reduced 15% rate of tax applicable to certain dividends paid to non-corporate U.S. taxpayers. If, however, our shares become readily tradable on an established securities market in the United States, as determined for U.S. tax purposes, then dividends paid to non-corporate U.S. Holders should be eligible for the reduced 15% rate. Dividends paid by us generally will not be eligible for the “dividends-received” deduction otherwise generally allowed to corporate U.S. Holders on dividends received from other U.S. corporations.
      If you are a U.S. Holder, dividends received by you with respect to common shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. For this purpose, dividends distributed by us in taxable years beginning from January 1, 2007, generally will constitute “passive income”, or, in the case of certain U.S. Holders, “financial services income”. Dividends distributed by us in taxable years after December 31, 2006 will, depending on your circumstances, generally be “passive” or, in the case of certain U.S. holders, “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. You should consult your own tax advisor regarding foreign tax credits.

Taxation of Disposition of our Common Shares.
      Subject to the passive foreign investment company rules discussed below, if you sell our common shares, you generally will recognize gain or loss in an amount equal to the difference, if any, between the U.S. Dollar value of the amount realized on the sale and your adjusted tax basis, determined in U.S. Dollars, in the shares. Any gain or loss you recognize on the sale will be capital gain or loss and will be long-term capital gain or loss if you have held the shares for more than one year. Long-term capital gain of a non-corporate U.S. Holder, recognized in taxable years prior to January 1, 2009, is generally taxed at a maximum rate of 15%. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Status.
      Special U.S. federal income tax rules apply to U.S. Holders owning shares of a “passive foreign investment company”, which is commonly referred to as a “PFIC”. In general, a foreign corporation will be considered a PFIC for any taxable year in which either:

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
      For the taxable years ended December, 31, 2003 and December 31, 2004 and December 31, 2005, we do not believe we satisfied either the Income Test or the Asset Test. We did, however, satisfy the Asset Test for the taxable year ended December 31, 2002. However, because we believe we qualified for the “start-up year” exception (described below) with respect to the taxable year ended December 31, 2002, we will not be treated as a PFIC for that taxable year ending and, accordingly, the subsequent taxable years ended December 31, 2003, December 31, 2004 and December 31, 2005. We believe that we qualified for the start-up year exception for the taxable year ending December 31, 2002 because:

•	the Predecessor corporation was not a PFIC; and

•	we were not a PFIC for any of our 2003, 2004 or 2005 taxable years.
      Our determination that we are not a PFIC depends upon whether our gross income and holdings of passive assets remain at a level that will not cause us to become a PFIC. While we intend to so manage the level of our gross income and passive assets, it may not always be feasible for us to do so. In addition, since the nature of our income, assets and activities may change, we cannot be certain that we will not be classified as a PFIC for our taxable year ending December 31, 2006, or any subsequent year.
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
      Under these special rules: (1) the excess distribution or gain would be allocated rateably over your holding period for our common shares; (2) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC (if any) would be treated as ordinary income; and (3) the amount allocated to each of the other years would be subject to tax at the highest tax rate in effect for you for that year and an interest charge generally applicable to underpayments of tax would be imposed with respect to the resulting tax attributable to such other years (the “Excess Distribution Rules”). The tax liability with respect to amounts allocated under (3) above cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of our common shares will not be treated as capital gains, even if the shares are held as capital assets.
      Provided a PFIC furnishes certain information to its U.S. shareholders, a U.S. Holder of shares of a PFIC may elect to treat its interest in the PFIC as a “qualifying electing fund”, in which case the U.S. Holder would take its pro rata share of the PFIC’s undistributed earnings and profits and net capital gains into gross income for the PFIC’s taxable year which ends with or within such U.S. Holder’s taxable year. However, if we are a PFIC we do not expect to furnish the information necessary to permit a U.S. Holder to make such an election.
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

Controlled Foreign Corporation
      If U.S. persons who individually own at least 10% of our common shares (“10% Shareholders”) own, in the aggregate, more than 50% (measured by voting power or value) of the stock of our common shares (directly, indirectly or by attribution), we will be a controlled foreign corporation (a “CFC”). If we are characterized as a CFC, then a portion of our undistributed income (“subpart F income”) may be subject to inclusion in the taxable income of each 10% Shareholder, and a portion of the gain recognized by such 10% Shareholder on the disposition of its common shares (which could otherwise qualify for capital gain treatment) may be converted into ordinary income. If we were treated as a controlled foreign corporation, a U.S. Holder would be taxable on the subpart F income under rules described above and not under the PFIC rules previously described.

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
Foreign Currency Exchange Risks
      Viatel is an international company that at the end of December 2005 had operations in eight countries. Only two operations and the parent company have a functional currency of U.S. dollars. Having operations in foreign currencies exposes the Company to foreign currency exchange risks.
      There are principally two types of foreign exchange risk, transaction and translation risks that may impact the results of operations and comprehensive income respectively. These are discussed more fully below.

Transaction risks
      Transactions in currencies other than the functional currency are translated at either the exchange rate in effect at the end of the month in which the transaction occurs or in some cases the rate in effect at the date of the transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is settled or translated, are recognized in the consolidated statements of operations as a component of “Selling, general and administrative expenses”.
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
      When required, the parent company funds the local operating subsidiaries in their functional currency supported with a corresponding intercompany receivable denominated in the local operating subsidiary’s functional currency. Thus, the parent company’s intercompany balances are held in the operating subsidiaries: local functional currency and consequently are revalued on a monthly basis. The resultant foreign exchange gain or loss is reflected in the income statement.
      The parent company’s cash balances consist of Euros and U.S. Dollars. The Euro bank account is revalued each month and the resultant gain or loss is reflected in the consolidated statements of operations as a component of “Selling, general and administrative expenses”.
      The fluctuation in the exchange rates resulted in a foreign currency gain reflected in the consolidated statement of operations of US$3.9 million for the year ended December 31, 2005, US$1.5 million for the year ended December 31, 2004 and US$3.3 million for the year ended December 31, 2003.

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
      The fluctuation in the exchange rates resulted in a cumulative translation adjustment loss reflected as a component of accumulated other comprehensive loss in stockholders’ equity, of US$9.5 million for the year ended December 31, 2005, compared with a gain of US$3.6 million for the year ended December 31, 2004 and of US$11.3 million for the year ended December 31, 2003.
      Exchange rates can vary significantly. The Euro high and low rates varied by approximately 16% in relation to the U.S. Dollar during the year ended December 31, 2005; in 2004, the variation was in the region of 16%. This variation affects the average exchange rates used to translate the income statements of our operating companies whose functional currency is not U.S. Dollars. At December 31, 2005, the Euro to U.S. Dollar exchange rate was approximately 3% above where it was at the beginning of the year; as at December 31, 2004, the corresponding figure was 8%. This variation affects the ending exchange rates used to translate amounts on the balance sheet of our operating companies whose functional currency is not U.S. Dollars. Future changes in the value of the Euro could have a material impact on our financial position and results of operations. We also experienced fluctuations in other exchange rates.
Hedging against foreign exchange risks
      We manage currency exchange rate exposure through the use of hedging transactions and natural hedging strategies through our treasury planning function, and it is anticipated that we will continue to do so.
      The Company did not undertake any new hedging transactions in 2005. During 2004 the Company entered into three hedging contracts. These contracts allowed for the conversion of US$6.0 million, US$6.0 million and US$10.0 million into Pounds Sterling at “Protected” rates of US$1.8045, US$1.7975 and US$1.7885 respectively for delivery on July 1, 2004, October 1, 2004 and January 5, 2005. These conversion rates were dependent upon the GBP to USD spot rates at the time of exercise being above these rates; if market rates had been lower, the actual conversion rates would have been split between the Protected rate, and market rates, based on the proportion of time during the contract period in which actual rates had been below the Protected rates.
      We have exposure to financial market risks, including changes in interest rates and foreign exchange rates. At December 31, 2005 and 2004, the Company’s financial instruments consisted of short-term investments and money market deposits. At December 31, 2005 and 2004 all of our investments were due to mature within three months and the carrying value of such investments approximates fair value.
Sensitivity analysis
      As mentioned above, at December 31, 2005 and 2004, we had Euro and Pound Sterling denominated balances held by group entities with a functional currency in U.S. Dollars. Therefore, this exposes the Company to foreign currency exchange rate risk in the Statement of Operations. At December 31, 2005, a 10 percent weakening of the U.S. Dollar against all other currencies in which the Group’s net earnings are denominated would have resulted in a increased loss of US$3.4 million (2004 decrease — US$3.4 million). A 10 percent strengthening of the U.S. Dollar against all other currencies in which the Group’s net earnings are denominated would have resulted in a reduced loss of US$3.4 million (2004 increase — US$3.1 million). The change in exposure from year to year is related to the change in the balance of the Euro and Pound Sterling denominated balances.
Interest Rates
      In connection with the April 2004 Financing the Company issued convertible loan notes (the 2004 Notes) with a principal amount of US$52.3 million, which bear interest at a fixed rate of 8% per annum to be compounded and payable semi-annually by way of additional Notes or, at the Company’s option, in cash. The loan notes are convertible into common shares of the Company at a conversion price (based upon a calculation of the total equity value of the Company, to be calculated at the time of conversion by the Board of Directors of the Company (subject to approval of the majority noteholders), the lowest possible conversion price being US$0.75 per common share) on April 21, 2013 or earlier upon the occurrence of certain specified “liquidity events” such as a change of control or an initial public offering. The loan notes are also puttable at a price of 101% of the principal should a change of control of the Company be effected. Otherwise the loan notes are repayable at par on April 21, 2014.
      Interest on the 2005 Notes (issued in connection with the July 2005 Financing) was 12% per annum, payable semi-annually with the interest rate increasing by 0.5% per annum on each interest payment date, beginning January 15, 2006. For the first year of issue up until June 30, 2006, it is provided that interest will be payable on the 2005 Notes by way of the issuance of additional 2005 Notes and that, as from July 1, 2006, interest will be payable in cash only. The Company is currently in discussions in relation to the grant of a possible waiver by each of Morgan Stanley, Värde and Stonehill allowing for the Company to continue to satisfy interest payments through the issuance of additional 2005 Notes.
      Interest on the 2006 Notes (issued in connection with the March 2006 Financing) was 12.5% per annum, payable semi-annually with the interest rate increasing by 0.5% per annum on each interest payment date, beginning July 15, 2006. For the first year of issue up until June 30, 2006, it is provided that interest will be payable on the 2006 Notes by way of the issuance of additional 2006 Notes and that, as from July 1, 2006, interest will be payable in cash only. The Company is currently in discussions in relation to the grant of a possible waiver by each of Morgan Stanley, Värde and Stonehill allowing for the Company to continue to satisfy interest payments through the issuance of additional 2006 Notes.

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
      We have carried out the above-referenced evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005, the end of the period covered by this Form 20-F. This evaluation has been carried out under the supervision of, and with the participation of, our senior management, including our Chief Executive Officer (our principal executive officer) and our acting Chief Financial Officer (our principal financial officer).
      In order to ensure the effectiveness of our disclosure, controls and procedures;

•	we have engaged an external law firm to review on an ongoing basis various aspects of our Exchange Act disclosure procedures;

•	we have established a Disclosure Committee operating under a written Disclosure Committee Charter approved by our Board. The Disclosure Committee Charter was adopted by our Chief Executive Officer and Chief Financial Officer and ratified by our Board. The Charter enumerates the Committee’s responsibilities, including designing disclosure controls, monitoring their effectiveness and supervising the preparation of our disclosure documents. The current members of the Disclosure Committee are General Counsel Stuart Blythe, Legal Director Laura King and Financial Controller Toni Flore. However, following the departures from the Company of previous members of the Committee, Laura King and Toni Flore were only appointed after the fiscal year-end. Members of the Disclosure Committee oversee the gathering of information in connection with the preparation of the reports that we file under the Exchange Act, including this Form 20-F, and work to ensure the accuracy and completeness of our disclosures in such reports;

•	the members of our Disclosure Committee have been directly involved in the preparation and review of this Form 20-F;

•	further, our Board has approved and adopted a written Code of Ethics. See “Item 16B. Code of Ethics”.
      Based upon the above-mentioned evaluation, and other than the Disclosure Committee not being fully constituted at all times during the 2005 fiscal year, we have concluded that as of December 31, 2005 our disclosure controls and procedures were adequate and effective.
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

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
      The Board has not formally appointed a member of its Audit Committee as the Audit Committee Financial Expert. It is considered, however, that Dennis Belcher has the requisite experience and qualifications to fulfill this role, and it is anticipated that the Board will formalize his appointment in this regard in the near future. In the interim, the Company intends to continue to rely on the collective expertise of the current members of the Audit Committee.

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
      During 2005, the Company did not grant any waiver, including any implicit waiver, from any provision of the Code of Ethics to the principal executive officer, the principal financial officer, the principal accounting officer or controller, or persons performing similar functions.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
      At the annual meeting of the Company held on December 6, 2005, our shareholders re-appointed Deloitte & Touche LLP, London, England, to serve as our Independent Registered Public Accounting Firm for the 2006 fiscal year. See “Item 6. Directors, Senior Management and Employees — Board Practices — Committees of the Board of Directors”.
      Aggregate fees billed and billable to the Company for the fiscal years ended December 31, 2005, 2004, and 2003 by the Company’s principal accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, “Deloitte”) were:

	Year Ended
	December 31,

	2005	2004	2003

	US$’000(1)
Audit Fees(2)	418	380	425
Audit-Related Fees(3)	—	75	16

Total audit and audit-related fees	418	455	441
Tax Fees(4)	78	27	20

Total Fees	496	483	461

(1)	Predominantly all fees are billed in Pounds Sterling. The exchange rates used in preparing this table are GBP:US$1:1.73 for 2005, 1:1833 for 2004 and 1:1.633 for 2003.

(2)	Consists of fees rendered for professional services for the audit of our annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. The 2003 figure excludes £45,000 (approximately US$73,000) of fees in respect of the audit of an acquired entity for the period prior to the acquisition by the Company.

(3)	Consists of fees for financial due diligence.

(4)	Consists of fees for UK tax compliance services.

Audit Committee’s pre-approval policies and procedures
      Our Audit Committee nominates and engages our independent auditors to audit our financial statements. See also “Item 6. Directors, Senior Management and Employees — Board Practices — Committees of the Board of Directors”. In 2003, our Audit Committee also adopted a policy requiring management to obtain the Committee’s approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually specific audit and non-audit services in the categories Audit Service, Audit-Related Services, Tax Consulting Services, and Other Services that may be performed by our auditors, subject to any de minimis threshold of $25,000.
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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
      Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
      None.
PART III

ITEM 17.	FINANCIAL STATEMENTS
      The registrant has responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS
      The financial statements listed in the Index to Financial Statements are filed or incorporated by reference as a part of this Form 20-F.

ITEM 19.	EXHIBITS

Exhibit
Number		Description of Exhibit

1.1	—	Certificate of Incorporation of Viatel Holding (Bermuda) Limited. (Previously filed as Exhibit 1.1 to the Company’s Form 20-F for the year ended December 31, 2002 dated March 22, 2004 and incorporated by reference herein).
1.2	—	Memorandum of Association of Viatel Holding (Bermuda) Limited. (Previously filed as Exhibit 1.2 to the Company’s Form 20-F for the year ended December 31, 2002 dated March 22, 2004 and incorporated by reference herein).
1.3	—	Amendment to Memorandum of Association of Viatel Holding (Bermuda) Limited. (Previously filed as Exhibit 1.3 to the Company’s Form 20-F for the year ended December 31, 2002 dated March 22, 2004 and incorporated by reference herein).
1.4	—	Bye-laws of Viatel Holding (Bermuda) Limited effective from April 21, 2004. (Amending and reinstating those Bye-Laws previously filed as Exhibit 99.2 to the Company’s Form 6-K dated February 5, 2004).
2.1	—	Form of Registration Rights Agreement, among Viatel Holding (Bermuda) Limited and the other parties thereto. (Previously filed as Exhibit 2 to the Company’s Form 20-F for the year ended December 31, 2002 dated March 22, 2004 and incorporated by reference herein).
2.2	—	Registration Rights Agreement, among Viatel Holding (Bermuda) Limited and the other parties thereto. (Previously filed as Exhibit 2 to the Company’s Form 6-K dated April 28, 2004 and incorporated by reference herein).
4.1	—	Investment and Note Purchase Agreement, among Viatel Holding (Bermuda) Limited and the other parties thereto. (Previously filed as Exhibit 1 to the Company’s Form 6-K dated April 28, 2004 and incorporated by reference herein).
4.2	—	Shareholders’ Agreement, among Viatel Holding (Bermuda) Limited and the other parties thereto. (Previously filed as Exhibit 3 to the Company’s Form 6-K dated April 28, 2004 and incorporated by reference herein).

Exhibit
Number		Description of Exhibit

4.3	—	Form of Note, due 2014. (Previously filed as Exhibit 4 to the Company’s Form 6-K dated April 28, 2004 and incorporated by reference herein).
4.4	—	Investment and Note Purchase Agreement among Viatel Holding (Bermuda) Limited and the other parties thereto dated June 23, 2005. (Previously filed as Exhibit 4.4 to the Company’s Form 20-F for the year ended December 31, 2005 and incorporated by reference herein).
4.5	—	Letter Agreement among Viatel Holding (Bermuda) Limited and the other parties thereto dated June 23, 2005. (Previously filed as Exhibit 4.5 to the Company’s Form 20-F for the year ended December 31, 2005 and incorporated by reference herein).
4.6	—	Form of Note, due 2007. (Previously filed as Exhibit 4.6 to the Company’s Form 20-F for the year ended December 31, 2005 and incorporated by reference herein).
4.7	—	Employment Agreement between Viatel Holding (Bermuda) Limited and the Chief Executive Officer, dated April 21, 2004. (Previously filed as Exhibit 4.7 to the Company’s Form 20-F for the year ended December 31, 2005 and incorporated by reference herein).
4.8	—	Amendment No. 3, waiver and consent relating to the Investment and Note Purchase Agreement dated 23 June 2005 among Viatel Holding (Bermuda) Limited and the other parties thereto dated March 14, 2006.
4.9	—	Form of Note, due 2007 in relation to the 2006 Notes.
4.10	—	Share Purchase Agreement among Viatel Holding (Bermuda) Limited and the other parties thereto dated October 20, 2005.
4.11	—	Facility Letter between VTL (UK) Limited and Lloyds TSB Bank plc dated October 21, 2005.
4.12	—	Guarantee Agreement among Viatel Holding (Bermuda) Limited and the other parties thereto dated October 21, 2005.
4.13	—	Amendment Letter between VTK (UK) Limited and Lloyds Bank TSB plc dated January 20, 2006.
4.14	—	Master Network Sale and Lease Agreement among Viatel Holding (Bermuda) Limited and the other parties thereto dated June 15, 2006.
4.15	—	Network Operational Agreement among Viatel Holding (Bermuda) Limited and the other party thereto dated June 15, 2006.
4.16	—	Instrument of Settlement in relation to the EBT among Viatel Holding (Bermuda) Limited and the other party thereto dated July 18, 2005.
4.17	—	EBT Contribution Covenant in relation to the Lucy Woods Dependent Trust dated July 19, 2005.
4.18	—	Form of EBT Contribution Covenant in relation to the Stuart Blythe and Steve Best Dependent Trusts.
8	—	List of subsidiaries of Viatel Holding (Bermuda) Limited.
11	—	Code of Ethics. (Previously filed as Exhibit 11 to the Company’s Form 20-F for the year ended December 31, 2002 dated March 22, 2004 and incorporated by reference herein).
12.1	—	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	—	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13	—	Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	—	Amended Disclosure Statement with Respect to the First Amended Joint Chapter 11 Plan of Reorganization of Viatel, Inc. and Certain of its Subsidiaries (Previously filed as Exhibit 2.1 to the Company’s Form 8-K dated January 22, 2002 and incorporated by reference herein).

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Viatel Holding (Bermuda) Limited

By:	/s/ Lucy Woods

Lucy Woods
Chief Executive Officer
Date: June 30, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Viatel Holding (Bermuda) Limited
Hamilton, Bermuda
      We have audited the accompanying consolidated balance sheets of Viatel Holding (Bermuda) Limited and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
      In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2005 and 2004 and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
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
/s/ DELOITTE & TOUCHE LLP
London, England
June 30, 2006

VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(United States dollars, in thousands, unless specifically stated)

	December 31,	December 31,
	2005	2004

ASSETS
Current assets:
Cash and cash equivalents	—	21,939
Amounts receivable from exchange contracts, related party	—	10,552
Accounts receivable (net of allowance for doubtful debts of $644, 2004 — $1,567)	1,905	1,651
Amounts receivable from bankruptcy estates within one year	1,565	5,320
VAT receivable	2,775	3,424
Prepaid expenses and other current assets	6,535	4,989
Assets held for sale	5,524	6,406

Total current assets	18,304	54,281
Property and equipment, net	30,522	37,559
Intangible assets, net	—	210
Deferred financing costs	7,583	7,630

Total assets	56,409	99,680

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Overdraft	4,436	—
Accounts payable	13,201	8,373
Accrued expenses	4,384	7,292
Accrued interest	3,109	1,955
Deferred revenue	1,062	1,684
Deferred income tax liability	—	47
Other current liabilities	2,503	2,245
Liabilities held for sale	5,572	6,075

Total current liabilities	34,267	27,671
Long — term liabilities:
Loan notes (related parties — 2005: $52,961; 2004: $32,167)	58,074	36,617
Total long — term liabilities	58,074	36,617

Total liabilities	92,341	64,288
Commitments and contingencies (Note 13)
Shareholders’ equity:
Common stock, $0.01 par value: 2005 — 250,000,000 shares authorized; 10,630,000 shares issued and outstanding, 2004 — 250,000,000 shares authorized; 10,630,000 shares issued and outstanding	106	106
Additional paid-in capital	117,625	116,045
Accumulated other comprehensive income	8,933	18,459
Accumulated deficit	(162,596)	(99,218)

Total shareholders’ (deficit)/equity	(35,932)	35,392

Total liabilities and shareholders’ equity	56,409	99,680
See accompanying notes to consolidated financial statements.

VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(United States dollars, in thousands, unless specifically stated)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Revenue:
Communication services revenues	18,595	12,147	8,510
Operations and maintenance fee revenue	1,964	1,828	1,707

Total revenue	20,559	13,975	10,217
Operating expenses:
Cost of sales	(12,691)	(7,247)	(4,953)
Selling, general and administrative	(56,346)	(65,244)	(47,660)
Gain on amounts due from bankruptcy estates	—	3,105	358
Impairment	(242)	—	—
Depreciation and amortization	(6,538)	(7,036)	(4,464)

Total operating expenses (net)	(75,817)	(76,422)	(56,719)
Other operating income	362	17,780	—

Operating loss	(54,896)	(44,667)	(46,502)
Other income/(expense):
Interest and other income	260	774	1,555
Interest expense	(8,199)	(4,395)	—

Net loss before taxation	(62,835)	(48,288)	(44,947)
Taxation	(666)	241	229

Net loss from continuing operations	(63,501)	(48,047)	(44,718)
Discontinued operations:
Net income/ (loss) before taxation	129	869	(2,647)
Taxation	(6)	(1)	(12)
Net income/ (loss) from discontinued operations	123	868	(2,659)

Net loss	(63,378)	(47,179)	(47,377)
Foreign currency translation adjustment	(9,526)	3,545	11,279

Comprehensive loss	(72,904)	(43,634)	(36,098)

Weighted average common shares outstanding, basic and diluted	10,630	10,680	10,705
Net loss per common share attributable to common shareholders, basic and diluted — continuing operations	(5.97)	(4.50)	(4.18)
Net income/(loss) per common share attributable to common shareholders, basic and diluted — discontinued operations	0.01	0.08	(0.25)

Total	(5.96)	(4.42)	(4.43)

See accompanying notes to consolidated financial statements.

VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(United States dollars, in thousands, unless specifically stated)

	Number of				Foreign
	Shares of		Additional	Deferred	Currency
	Common	Common	Paid-In	Stock	Translation	Accumulated
	Stock	Stock	Capital	Compensation	Adjustments	Deficit	Total

Balance at January 1, 2003	10,560,000	106	98,788	(183)	3,635	(4,662)	97,684
Earned compensation	—	—	—	68	—	—	68
Stock options exercised	170,000	2	—	—	—	—	2
Shares exchanged for One World	—	(1)	(97)	—	—	—	(98)
Stock options forfeited	—	—	(197)	102	—	—	(95)
Foreign Currency translation adjustment	—	—	—	—	11,279	—	11,279
Net loss	—	—	—	—	—	(47,377)	(47,377)

Balance at December 31, 2003	10,730,000	107	98,494	(13)	14,914	(52,039)	61,463
Shares cancelled	(100,000)	(1)	—	—	—	—	(1)
Stock options forfeited	—	—	(61)	13	—	—	(48)
Beneficial conversion feature	—	—	17,612	—	—	—	17,612
Foreign Currency translation adjustment	—	—	—	—	3,545	—	3,545
Net loss	—	—	—	—	—	(47,179)	(47,179)

Balance at December 31, 2004	10,630,000	106	116,045	—	18,459	(99,218)	35,392
Beneficial conversion feature	—	—	1,580	—	—	—	1,580
Foreign Currency translation adjustment	—	—	—	—	(9,526)	—	(9,526)
Net loss	—	—	—	—	—	(63,378)	(63,378)

Balance at December 31, 2005	10,630,000	106	117,625	—	8,933	(162,596)	(35,932)
See accompanying notes to consolidated financial statements.

VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(United States dollars, in thousands, unless specifically stated)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Cash flows from operating activities:
Net loss	(63,378)	(47,179)	(47,377)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	7,989	9,140	7,181
Loss on disposal of property and equipment	79	344	256
Accreted interest expense on long-term debt	5,603	2,930	—
Amortization of deferred financing costs	969	461	—
Amortization of loan note discount	1,540	1,003	—
Deferred income tax liability	55	(257)	(217)
Stock-based compensation	—	(48)	(27)
Non-cash exchange of common shares	—	—	(97)
Changes in operating assets and liabilities, net of effect of acquisitions	(718)	859	1,869
Decrease/ (increase) in amounts receivable from exchange contracts	10,552	(10,552)	—
Decrease/ (increase) in prepaid expenses and other receivables	98	374	(6,074)
Decrease in amounts receivable from bankruptcy estates	3,755	1,937	13,628
Decrease in other assets	—	96	859
Increase/ (decrease) in accrued telecommunications costs, accounts payable, and other accrued expenses	854	(7,446)	4,883

Net cash used in operating activities	(32,602)	(48,338)	(25,116)

Cash flows from investing activities:
Capital expenditures	(4,707)	(3,847)	(2,180)
Proceeds from disposal of property and equipment	—	—	2,697
Increase in restricted cash	(10)	(486)	—
Cash paid for acquisitions, net of cash acquired	—	—	(3,469)

Net cash used in investing activities	(4,717)	(4,333)	(2,952)

Cash flows from financing activities:
Proceeds from exercise of stock options	—	—	2
Proceeds from loan notes	16,000	52,250	—
Deferred financing costs associated with loan notes	(923)	(8,092)	—
Proceeds from overdraft facility	4,436	—	—

Net cash provided by financing activities	19,513	44,158	2

Effects of exchange rate changes on cash	(3,605)	955	5,036

Net decrease in cash and cash equivalents	(21,411)	(7,558)	(23,030)
Cash and cash equivalents at beginning of period	22,820	30,378	53,408

Cash and cash equivalents at end of period	—	21,939	29,510
Cash and cash equivalents included in assets held for sale	1,409	881	868
Supplemental disclosure of cash flow activity
Interest paid	13	(2)	—
Interest received	254	775	848
Taxes paid	128	—	—
Receipts from bankruptcy estates	3,081	5,612	13,628
See accompanying notes to consolidated financial statements

VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

(1)	Nature of Business and Basis of Presentation
      Viatel Holding (Bermuda) Limited (“the Company”) operates a pan-European telecommunications network (the “European Network”) comprised of advanced fiber-optic cable systems and interfaces that are owned by, leased to, or otherwise available to the Company. The Company offers a variety of telecommunications products and services, IP transit, dark fiber, bandwidth, leased line services, managed hosting, IPVPN, VoIP and co-location services.
      In March 2003, the Company acquired the business and assets of Cybernet (Schweiz) AG (“Cybernet”) and the share capital of Netcom Internet Limited (“Netcom”). Both of these companies provide business ISP services in their respective geographical locations; further information on these acquisitions is included in Note 10 to these financial statements.
      References in these consolidated financial statements to “the Group”, “Viatel”, “we” or “us” refer to Viatel Holding (Bermuda) Limited and its subsidiaries.
      The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company currently has limited financial resources available to support ongoing operations, fund its operating business plan and pay ongoing operational obligations as they become due.
      On April 21, 2004, the Company executed binding documentation with a group of investors for the issuance of US$52.3 million of senior convertible debt securities (the “Existing Notes”) — (“the April 2004 Financing”). Interest, at the rate of 8% per annum, is compounded and payable semi-annually by way of the issuance of additional Existing Notes or, at the Company’s option, by payment in cash; the Existing Notes are due in 2014. The Existing Notes are, at the option of the noteholder, convertible into common shares of the Company upon the occurrence of certain specified “liquidity events”, such as a change in control or public offering, or upon the request of the holders of a majority of the Existing Notes. This is discussed in further detail in Note 7.
      On July 1, 2005, the Company executed further binding documentation with two of its investors, Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and Värde Partners, Inc. (“Värde”). Morgan Stanley and Värde invested a further US$16.0 million in the Company by way of the purchase of, respectively US$12.9 million and US$3.1 million, 12% increasing rate senior secured notes due 2007 (the “New Notes”) — (“the July 2005 Financing”).
      Interest on the New Notes is to be initially 12% per annum, payable semi-annually with the interest rate increasing by 0.5% per annum on each interest payment date, beginning on January 15, 2006. For the first year after issue, interest will be payable on the New Notes by way of the issuance of additional New Notes. After July 1, 2006, interest will be payable in cash only, although the Company is currently in discussions with the relevant investors in relation to the grant of a waiver allowing the Company to continue to satisfy interest payments through the issuance of additional New Notes.
      The New Notes have a two year maturity and will rank senior to all subordinated debt of the Company (including the Existing Notes) and pari passu with all senior debt of the Company. Under the terms of the July 2005 Financing, the holders of the Existing Notes have agreed to subordinate their Existing Notes to the New Notes.
      In March 2006, the Company received additional financing from three of its investors, Morgan Stanley, Värde and Stonehill Institutional Partners, Inc. (“Stonehill”) of US$8.8 million in the following respective amounts: Morgan Stanley US$6.9 million; Varde US$1.7 million; and Stonehill US$0.2 million. This was by way of the issuance of further loan notes on substantially the same terms as the New Notes. As with the New Notes, interest on these further loan notes is payable in cash only after July 1, 2006; again, the Company is in

VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(United States Dollars, in thousands, unless specifically stated)
discussions with the relevant investors in relation to the grant of a waiver allowing the Company to satisfy interest payments through the issuance of additional loan notes.
      In March 2006, the Company received proceeds of US$8.8 million from the sale of its investment in Cybernet to Swisscom Fixnet AG (“Swisscom”). The operations of Cybernet have been shown as “discontinued operations” in the statement of operations for the years ended December 31, 2005, 2004 and 2003. The assets and liabilities of Cybernet have been shown as “Assets held for sale” and “Liabilities held for sale” respectively, as at December 31, 2005 and 2004.
      In June 2006, the Company completed the sale of certain of its network business to Global Voice Group Limited (“Global Voice”) for, amongst other consideration, a payment of approximately US$23.7 million in cash. This transaction should provide adequate funding for the remainder of 2006 but it is contemplated that, by reference to current business plan projections and absent further cash generative transactions, further funding will be required in 2007.
      The Company is currently engaged in discussions with third parties regarding potential network asset sales and/or potential investment in the Company’s business, each of which would generate additional receipts that might remove the need for any further funding. The Company is additionally considering a number of potential corporate acquisitions which might reduce the anticipated timeframe by which the Company’s operations would generate positive cashflows.
      If the Company is required to, but does not obtain additional funding, the Directors will be forced to reduce dramatically cash requirements or to raise cash, by discontinuing or disposing of existing development programmes or business operations, by selling assets or otherwise. These consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty. If these measures were to be inadequate to cover the Company’s cash needs, the Company would likely become insolvent.

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

(b)	Use of Estimates
      The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. The most significant estimates include accounts receivable reserves, impairment charges, useful lives of fixed assets and valuation of embedded derivatives. Actual amounts and results could differ from those estimates.

VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(United States Dollars, in thousands, unless specifically stated)

(c)	AICPA Practice Bulletin, “Confirmation Contingencies in Fresh Start Reporting”
      Included in the balance sheet are amounts considered to be pre confirmation contingencies in accordance with AICPA Practice Bulletin 11, “Accounting for Pre-Confirmation Contingencies in Fresh Start Reporting”. Subsequent revisions to the pre-confirmation contingencies are reported in the statement of operations. In our case pre-confirmation contingencies include amounts realized and to be realized from the claims made by the predecessor, Viatel, Inc. (“the Predecessor”) in the bankruptcy proceedings of certain subsidiaries. Estimates are made at each balance sheet date of the certain recoveries and to the extent actual recoveries are in excess of those estimated we have recorded a gain through the statement of operations.

(d)	Revenue and Cost of Sales
      The Company derives its revenue from the sale of network connectivity, dark fiber, bandwidth and Internet-related services, specifically the sale of VoIP and other Internet value-added services, such as hosting, security and IP VPN. The revenues earned from these services comprise non-recurring revenues relating to delivery of equipment and installation thereof and recurring revenues for ongoing telecommunications connectivity and operating and maintenance services. The typical term of a contract for connectivity services is one year or more.
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
      Advertising costs are expensed as incurred. Such costs are included in selling, general and administrative expenses in the accompanying consolidated statements of operations and amounted to US$484 for the year ended December 31, 2005, US$1,376 for the year ended December 31, 2004 and US$184 for the year ended December 31, 2003.

(f)	Income Taxes
      Income taxes are accounted for under the liability method. Deferred taxes are determined based on the difference between the tax basis of an asset or liability and its reported amount in the financial statements. A deferred tax liability or asset is recorded using the enacted tax rates expected to apply to taxable income in the period in which the deferred tax liability or asset is expected to be settled or realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is enacted. Future tax benefits attributable to these differences, if any, are recognizable to the extent that

VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(United States Dollars, in thousands, unless specifically stated)
realization of such benefits is more likely than not. A valuation allowance is applied to deferred tax assets in order to reduce them to the amount that is more likely than not to be realized.

(g)	Net Loss per Common Share
      Basic net loss per common share is computed by dividing net loss applicable to common shareholders by the weighted average number of common shares outstanding during the period. For the years ended December 31, 2005, 2004 and 2003, no outstanding stock options have been included in the calculation of diluted net loss per share as the effect would be anti-dilutive.

(h)	Property and Equipment
      At December 31, 2005 and December 31, 2004, property and equipment included property and equipment acquired from the Predecessor, which is stated at fair value upon acquisition. All acquisitions of capital equipment thereafter, principally comprising telecommunications-related equipment, are stated at cost.
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
      Intangible assets purchased, including customer relationships, are capitalized at fair value and are amortized over their expected useful lives on a straight-line basis. During 2004 the expected useful life of the intangible assets arising from the acquisition of Cybernet were re-assessed, and increased from 2 years to 5 years. This re-assessment reflected the fact that actual customer churn experienced subsequent to the acquisition was lower than originally anticipated. The re-assessment of the useful economic life of Cybernet resulted in the total amortization expense for the year ended December 31, 2005 and December 31, 2004 being US$218 higher and US$1,637 lower respectively than it would otherwise have been.
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
      The Company has no indefinite lived intangible assets or goodwill.

(j)	Impairment of Long-lived Assets
      The Company periodically reviews the carrying values of long-lived assets to determine whether there has been any impairment of these assets and the appropriateness of their remaining useful lives. Should events or circumstances indicate that the carrying value may not be recoverable based on undiscounted future cash

VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(United States Dollars, in thousands, unless specifically stated)
flows, an impairment loss measured by the difference between the fair value and the carrying value of long-lived assets would be recognized. Fair value is generally determined based upon an estimate of the discounted future net cash flows to be generated by the assets.
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

(k)	Cash and Cash Equivalents
      Cash equivalents include highly-liquid debt instruments purchased with an original maturity of three months or less.

(l)	Restricted Cash
      Cash and cash equivalents are considered restricted when they are subject to contingent rights of a third party customer under bid, performance related and other bonds associated with contracts that the Company is not able to unilaterally revoke.
      The Company had restricted cash as at December 31, 2005 of US$496 and US$486 as at December 31, 2004.

(m)	Amounts Receivable from Exchange Contracts
      Amounts due under currency options straddling the year end are recorded as Amounts receivable from exchange contracts (see note 3).

(n)	Loan Notes
      In connection with the April 2004 Financing, the Company issued $52.3 million of Existing Notes. The Existing Notes have an embedded put option and a beneficial conversion feature. The embedded put option is bifurcated and recorded at fair value along with the carrying value of the Existing Notes. Changes in fair value of the put option are recorded in the statement of operations.
      The beneficial conversion feature, representing the difference between the conversion price and the share price on the issuance date, is recorded within Additional Paid in Capital in Shareholders’ Equity. The corresponding discount on the Existing Notes is being amortized using the effective interest method over their term.
      Direct costs associated with the issuance of the Existing Notes are recorded as deferred financing costs and amortized over their term.
      In connection with the July 2005 Financing, the Company issued $16.0 million of New Notes. The New Notes have an embedded put option and an increasing rate interest feature. The total interest payable on the loan notes is being amortised using the effective interest method over their term. The embedded put option is bifurcated and recorded at fair value along with the carrying value of the New Notes. Changes in fair value of the put option are recorded in the statement of operations.

VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(United States Dollars, in thousands, unless specifically stated)

(o)	Foreign Currency Translation
      The functional currency of each of the Company’s subsidiaries is the local currency of the country in which each subsidiary is located. Transactions in currencies other than the functional currency are translated into the functional currency at the rates of exchange at the date of each transaction.
      Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is recorded and the date on which it is either settled or translated at period-end exchange rates are recognized in the statement of operations. The foreign exchange gain recognized in the statement of operations and included in “Selling, general and administrative expenses” amounted to US$3,920 for the year ended December 31, 2005, US$1,611 for the year ended December 31, 2004 and US$3,256 for the year ended December 31, 2003.
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

(p)	Financial Instruments, Derivatives and Concentration of Credit Risk
      At December 31, 2005 the Company’s financial instruments included overdrafts, accounts receivable, accounts payable, accrued expenses, the Existing Notes and the New Notes. It is not practicable to estimate the fair value of the Existing Notes as a quoted market price is not available. As at December 31, 2005, the face value of the Existing Notes was US$52.3 million and the face value of the Existing Notes issued on July 15, 2004, January 15, 2005 and July 15, 2005 in lieu of interest was US$5.3 million. These Existing Notes have a fixed interest rate of 8% which is payable semi-annually. The Existing Notes mature on April 21, 2014.
      As at December 31, 2005, the face value of the New Notes was US$16.0 million. These New Notes carry an effective interest rate of 13.8% payable semi annually, on January 15 and July 15 each year. The New Notes mature on July 1, 2007. The fair values, at December 31, 2005 and at December 31, 2004, of cash and cash equivalents, overdrafts, receivables, accounts payable and accrued interest approximated their carrying values because of the short-term nature of these instruments.
      Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments and trade receivables. The Company restricts investment of temporary cash investments to financial institutions with high credit standing.
      The Company’s derivative instruments at December 31, 2005 and December 31, 2004 were valued at zero and the Company did not enter into any activities resulting in derivative instruments during the years then ended other than the embedded derivatives related to the put option on the loan notes and three foreign currency option contracts (see Note 3).
      The Company records all derivative instruments on the balance sheet at fair value. Changes in a derivative’s fair value are recognized in income unless specific hedge criteria are met. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized as a charge or credit to income. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive loss and are recognized in the consolidated statement of operations when the hedged item affects income and the cash flows are classified consistent with the underlying hedged item. For purchased foreign currency options, the entire change in fair value is included in the measurement of hedge effectiveness

VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(United States Dollars, in thousands, unless specifically stated)
for cash flow hedges. Ineffective portions of changes in the fair value of cash flow hedges are recognized as a charge or credit to income.
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

(q)	Stock Option Plan
      The Company has adopted the disclosure only provision of SFAS 123 “Accounting for Stock-Based Compensation”. The Company applied APB Opinion 25 “Accounting for Stock Issued to Employees” and related interpretations in accounting for the stock option plans that it operates.
      At December 31, 2004, and 2003 the Company had a stock-based employee compensation plan which is more fully described in Note 8. The Company recognizes stock-based compensation in the statement of operations over the vesting period for each award. The intrinsic value of the option is the difference between the market value of the stock on the measurement date, and the amount required to be paid for the stock. The difference, if any, is charged to expense over the vesting period of the options. Any award of options to non-employees is accounted for under SFAS 123 and the fair value of the option is expensed over the vesting period. Under APB 25, the effect of any forfeiture is recognized in the period in which the options are forfeited. No options were granted in the years ended December 31, 2005, 2004 or 2003.
      The table below shows the pro forma net income of the Company if SFAS 123 had been adopted, calculated using the Black-Scholes option pricing model. The following assumptions were applied in calculating the fair value of options awarded by the Predecessor during 2002 prior to June 7, 2002 (the “Effective Date”): (1) a risk-free interest rate of 4.48%; (2) an expected life of the options of 5 years; (3) volatility of approximately 48.13%; and (4) an annual dividend yield of 0%.

	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31
	2005	2004	2003

Net loss as reported	(63,378)	(47,179)	(47,377)
Add: non-cash stock-based compensation	—	(48)	(27)
Less: SFAS 123 stock-based compensation	—	69	38
Pro forma net loss	(63,378)	(47,158)	(47,366)
Pro-forma basic and diluted loss per share	(5.96)	(4.42)	(4.42)
Basic and diluted net loss per common share, as reported	(5.96)	(4.42)	(4.43)

(r)	Segment Information
      The Company reports segment information in accordance with Statement of Financial Accounting Standard (“SFAS”) 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). The Company presents segment information externally the same way management uses financial data internally to make operating decisions and assess performance.

VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(United States Dollars, in thousands, unless specifically stated)

(s)	Comprehensive Loss
      The Company reports comprehensive loss in accordance with SFAS 130, “Reporting Comprehensive Income” (“SFAS 130”). SFAS 130 establishes guidelines for the reporting and display of comprehensive loss and its components in financial statements. Comprehensive loss includes charges and credits to equity that are not the result of transactions with shareholders. Included in other comprehensive loss for the Company are foreign currency translation gains and losses.

(t)	Recent Accounting Pronouncements Not Yet Adopted
      In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS No. 155”), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). SFAS No. 155 provides guidance to simplify the accounting for certain hybrid instruments by permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative, as well as clarifying that beneficial interests in securitized financial assets are subject to SFAS 133. In addition, SFAS No. 155 eliminates a restriction on the passive derivative instruments that a qualifying special-purpose entity may hold under SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a new basis occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company believes that the adoption of this statement will not have a material effect on its financial condition or results of operations.
      In June 2005, the EITF issued No. 05-06, “Determining the Amortization Period for Leasehold Improvements” (“EITF 05-6”). The pronouncement requires that leasehold improvements acquired in a business combination or purchase, subsequent to the inception of the lease, be amortized over the lesser of the useful life of the asset or the lease term that includes reasonably assured lease renewals as determined on the date of the acquisition of the leasehold improvement. This pronouncement is effective for leasehold improvements that are purchased or acquired in reporting periods beginning after June 29, 2005. The adoption of EITF 05-6 is not expected to have a significant impact on the Company’s financial position and results of operations.
      In September 2005, the FASB approved EITF Issue 05-7, “Accounting for Modifications to Conversion Options Embedded in Debt Securities and Related Issues” (“EITF 05-7”). EITF 05-7 addresses that the change in the fair value of an embedded conversion option upon modification should be included in the analysis under EITF Issue 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments,” to determine whether a modification or extinguishment has occurred and that changes to the fair value of a conversion option affects the interest expense on the associated debt instrument following a modification. Therefore, the change in fair value of the conversion option should be recognized upon the modification as a discount or premium associated with the debt, and an increase or decrease in additional paid-in capital. EITF 05-7 is effective for all debt modifications in annual or interim periods beginning after December 15, 2005. The adoption of EITF 05-7 is not expected to have a significant impact on the Company’s financial position and results of operations.
      In September 2005, the EITF reached consensus on Issue No. 05-8, “Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature” (“EITF 05-8”). EITF 05-8 concludes that (i) the issuance of convertible debt with a beneficial conversion feature results in a basis difference that should be accounted for as a temporary difference and (ii) the establishment of the deferred tax liability for the basis difference should result in an adjustment to additional paid in capital. The Company believes that the underlying concepts in EITF 05-8 should be similarly applied to debt for which an embedded derivative has been bifurcated under FASB Statement No. 133, “Accounting for Derivatives Instruments and Hedging

VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(United States Dollars, in thousands, unless specifically stated)
Activities.” This application results in the recognition of deferred taxes upon issuance for the temporary differences existing on both the debt instrument and the embedded derivative. Subsequent changes in fair value of embedded derivative will result in remeasurement of the related deferred tax account. The guidance in this Issue should be implemented by retrospective application in financial statements for interim and annual reporting periods beginning after December 15, 2005. Early application is permitted for periods for which financial statements have not been issued. The Company’s convertible debt (the Existing Notes) has embedded derivatives that are bifurcated and accounted for separately. The Company is currently in the process of reviewing the impact that the adoption of EITF 05-8 will have on its financial position, results of operations and cash flows.
      In April 2006, the FASB issued FASB Staff Position No. FIN 46(R)-6 (“FSP FIN 46(R)-6”), which addresses how a reporting enterprise should determine the variability to be considered in applying FASB Interpretation No. 46 “Consolidation of Variable Interest Rate Entities”, as amended (“FIN No. 46(R)”). The variability that is considered in applying FIN 46(R) affects the determination of (a) whether the entity is a variable interest entity, (b) which interests are variable interests in the entity and (c) which party, if any, is the primary beneficiary of the variable interest entity. That variability will affect any calculation of expected losses and expected residual returns if such a calculation is necessary. FSP FIN 46(R)-6 is effective beginning the first day of the first reporting period beginning after June 15, 2006. The Company is currently in the process of evaluating the impact that the adoption of FSP FIN 46(R)-6 will have on the Company’s financial position, results of operations and cash flows.

(u)	Reclassifications
      Certain reclassifications have been made to the prior year amounts to conform to the current year presentation. In particular, the increase in restricted cash has been reclassified from cash used in operating activities in the consolidated statement of cashflows to cash used in investing activities.

(3)	Amounts receivable from exchange contracts
      As of December 31, 2005 and 2004 there were amounts receivable from exchange contracts of US$ nil and US$10.6 million respectively. This balance arose at December 31, 2004 due to the execution by the Company of a forward foreign exchange contract to convert US$10.6 million into pounds sterling on December 31, 2004. Proceeds of £5.6 million (US$10.6 million) from this transaction were not received until January 4, 2005, and consequently, and in accordance with SFAS No. 95 “Statement of Cashflows” this amount did not fall to be recognized as cash or cash equivalents as of December 31, 2004, but as an amount to be received from exchange contracts.

(4)	Property and Equipment
      Property and equipment from continuing operations consists of the following as of December 31:

	2005	2004

Land and buildings	482	500
Communications systems and network infrastructure	49,792	52,517
Furniture, office and computer equipment	1,857	2,314

	52,131	55,331
Less accumulated depreciation	(21,609)	(17,772)

Net book value	30,522	37,559

VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(United States Dollars, in thousands, unless specifically stated)
      Communications systems and network infrastructure includes Indefeasible Rights of Use (“IRUs”) for the network capacity. These IRU’s were for substantially all of the economic life of the asset and were prepaid in full on initial acceptance. Accordingly, they have been treated as capital leases. To the extent these IRUs were entered into by the Predecessor, these capital leases were recorded at fair value in line with fresh start accounting upon emergence from Chapter 11.
      Depreciation on property and equipment, and included in depreciation and amortization in the accompanying consolidated statements of operations, amounted to US$6,358 for the year ended December 31, 2005, US$6,061 for the year ended December 31, 2004 and US$3,686 for the year ended December 31, 2003.

(5)	Intangible Assets
      Intangible assets of continuing operations consist of the following as of December 31:

	2005	2004

Customer relationships (see Note 10)	1,927	2,087
Less accumulated amortization	(1,927)	(1,877)

Net book value	—	210

      Amortization on intangible assets, and included in depreciation and amortization in the accompanying consolidated statements of operations, amounted to US$180 for the year ended December 31, 2005, US$975 for the year ended December 31, 2004 and US$778 for the year ended December 31, 2003.

(6)	Deferred financing costs
      Deferred financing costs consist of the following as of December 31:

	2005	2004

Financing costs	9,015	8,092
Less accumulated amortization	(1,432)	(462)

Net book value	7,583	7,630

(7)	Loan notes
      In connection with the April 2004 Financing, the Company issued the Existing Notes with a principal value of US$52.3 million. The Existing Notes have a ten year maturity, and are convertible, at the option of the holder, into the Company’s common shares upon the occurrence of certain specified “liquidity events”, such as a change of control or an initial public offering, or if not previously converted, after the ninth anniversary of issuance. There are two embedded derivatives within the convertible loan note ‘host’ contract, a change of control put option and an equity conversion feature. The put option allows the loan note holder to put back the loan notes to the Company for cash equal to the value of 101% of the principal of the loan notes, should a change of control of the Company be effected. The equity conversion version feature allows the loan note holder to convert the loan notes into equity, upon the occurrence of a specified “liquidity event”, at a conversion price linked to the equity value of the Company, which in turn is related to the share price of the Company.
      The change of control put option is separately accounted for pursuant to SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. The fair value of the embedded derivative is deemed to be nil at both the issuance date, April 21, 2004, and the balance sheet date, December 31, 2005 as the likelihood of

VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(United States Dollars, in thousands, unless specifically stated)
the loan note holder exercising the put option, should a change of control occur, has been assessed by management as being remote.
      The convertible feature within the Existing Notes is not required to be separately accounted for pursuant to the SFAS No. 133 “Accounting for Derivative Instruments and hedging Activities”. The feature has therefore been accounted for in accordance with the Emerging Issue Task Force, Issue 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratio” and Issue 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments”. These Issues require that an intrinsic value is assigned to the convertible feature at the date of the issuance of the loan notes, based on the difference between the conversion price and share price multiplied by the number of shares issued upon conversion.
      The beneficial conversion feature embedded within these notes was valued at US$17.4 million, and this amount has been recorded at a discount against the principal value. This discount is then amortized over the term of the loan notes based on the effective yield method (the imputed interest notes is 4.13%) resulting in a reduction of the discount of US$2.5 million by December 31, 2005 compared with US$1.0 million on December 31, 2004. On July 15, 2004, January 15, 2005 and July 15, 2005 interest accumulated to date on principal value of the loan notes of US$976, US$2.1 million and US$2.2 million respectively was converted into additional notes. These notes had a beneficial conversion feature of US$195, US$426 and US$nil respectively on issuance, which had amortized by US$58 by December 31, 2005.
      Interest on the Existing Notes is 8% per annum, to be compounded and payable semi-annually by way of additional notes or, at the Company’s option, in cash.
      Upon conversion of all or a large portion of the Existing Notes, persons previously holding such convertible loan notes will hold a significant majority of our common shares, assuming that the Company has not issued shares other than on a conversion of the convertible loan notes. Both prior to and following conversion, and until such time as the Investors directly or indirectly together hold, on a fully diluted basis, 25% or less of the Company’s common shares, material corporate actions will effectively require the consent of the Investors or their transferees.
      The Existing Notes do not include any financial covenants but do contain covenants that significantly limit or prohibit the Company’s ability to, interalia, incur indebtedness, engage in certain transactions and change the Chief Executive Officer.
      The holders of the Existing Notes (and their transferees) effectively have the right, at any time, to increase the size of the Board and to approve a majority of the Board to be designees of the holders of the Existing Notes.
      In connection with the July 2005 Financing, the Company issued the New Notes with a principal value of US$16.0 million. The New Notes have been accounted for as a long term liability payable at the end of June 2007.
      Interest is payable on the New Notes at the rate of 12% per annum from July 15, 2005, thereafter increasing by 0.5% per annum on each interest date beginning January 15, 2006. Redemption of the New Notes at the Company’s option is allowable at any time for 100% of the principal amount plus accrued interest up to the date of redemption and a put option which allows the loan note holder to receive 101% of the principal of the loan note should there be a change in control of the Company.
      The interest charge for the year has been accounted for, in accordance with the Emerging Issue Task Force, Issue 86-15, using the effective yield interest method over the two year term of the New Notes.

VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(United States Dollars, in thousands, unless specifically stated)

(8)	Stock Incentive Plans
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
      The Incentive Plan was administered by the Remuneration Committee of the Company’s Board of Directors. The Incentive Plan allowed for the issuance of up to a maximum of 1,440,000 shares of common stock of which 696,000 shares remained available for grant at December 31, 2005 and 2004 (2003 — 696,000). Prior to the Effective Date, the Company issued 744,000 options as described below. During the period from the Effective Date to December 31, 2002, no options were issued or exercised. During the year ended December 31, 2003, 170,000 options were exercised and 384,000 options were forfeited as a result of employee terminations. The exercise price of the share covered by each non-qualified stock option was to be determined by the Compensation Committee of the Board of Directors. Should an incentive stock option be granted to a person possessing more than 10% of the combined voting power of the Company, the exercise price shall not be less than 110% of the fair market value of the share on the date of grant. Options were subject to various vesting conditions as disclosed below and have a maximum term of 10 years from the grant date.
      Each option granted pursuant to the Incentive Plan is evidenced by a written agreement, which contains the terms, provisions and conditions of the grant. Stock options may not be assigned or transferred during the lifetime of the holder except as may be required by law or pursuant to a qualified domestic relations order. Common stock subject to a restricted stock purchase or bonus agreement is transferable only as provided in that agreement. As at December 31, 2005, no stock options had been granted to non-employees (2004 and 2003 — none).
      Stock option activity is shown below:

			Number of
	Weighted Average		Exercisable Options at
	Exercise Price	Number of Shares	End of Each Year

		(In thousands)
Outstanding at December 31, 2002	5.65	744	408
Forfeited	8.33	(384)	—
Exercised	0.01	(170)	—
Outstanding at December 31, 2003	5.26	190	150
Forfeited	8.33	(120)	—
Exercised	0.01	(70)	—
Outstanding at December 31, 2004 and 2005	—	—	—
      The vesting of the US$0.01 options was 100% on the earlier of: (1) one year from May 21, 2002 (the date of grant); (2) a Change of Control as defined in the underlying employment contract, pursuant to which the options were granted; (3) termination of employment of the recipient of the options; and (4) consummation of the Plan of Reorganization. Consequently, all such options vested on the Effective Date.

VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(United States Dollars, in thousands, unless specifically stated)
      The vesting of the US$8.33 options was 33.4% on the consummation of the Plan of Reorganization; 33.3% on the first anniversary of the Effective Date and 33.3% on the second anniversary of the Effective Date.

(9)	Other Operating Income
      As of December 31, 2005, the Company had income of US$362 relating to sales of spare equipment. In the year ended December 31, 2004, the Company had certain claims against Easynet Telecommunications Limited (“Easynet”) in which the Company alleged breach of contract under an Indefeasible Right of Use Agreement dated May 30, 2000 and certain related agreements (together, “the Agreements”). The claims were formally commenced in the High Court of Justice in England as of February 11, 2003 and proceeded to a full trial commencing on November 19, 2003. The Company accepted, as full and final settlement of its claims under the Agreements, payment by Easynet of £6.9 million (US$13.0 million approximately) which was paid in two equal instalments in March 2004 and September 2004, the second installment having accrued interest at an annual rate of 4%. These settlement amounts, other than the interest income received, were recorded within other operating income during 2004. The settlement also served to dismiss certain related counterclaims brought by Easynet against the Company. As at December 31, 2003 the Company had a liability for future performance obligations of $4.6 million under the contract with Easynet. Under the terms of the settlement, the Company was relieved of this obligation and accordingly recognized the release of the liability in the statement of operations in 2004 upon receipt of the final settlement payment.

(10)	Acquisitions
      In furtherance of the Company’s expansion of its target customer base into Small and Medium-Sized enterprises, in March 2003, the Company acquired two recognized business ISPs, Cybernet (Schweiz) AG (“Cybernet”) in Switzerland, and Netcom Internet Limited (“Netcom”) in the United Kingdom.

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

      The intangible asset relates to the customer relationships acquired in the purchase of Netcom. The estimated useful life of these customer relationships is 2 years.

VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(United States Dollars, in thousands, unless specifically stated)
      In calculating the fair value of the assets acquired and the liabilities assumed negative goodwill of $1.2 million arose. This negative goodwill has been allocated pro rata to the value of the property and equipment and the customer relationships.

Cybernet
      On February 5, 2003, the Company acquired certain assets and assumed certain liabilities of Cybernet (Schweiz) AG (“Cybernet”) from its parent, Cybernet Internet Services International. Cybernet’s business is the provision of internet services to small and medium-sized enterprises. The acquisition has been accounted for using the purchase method of accounting and the results of operations have been consolidated since the date of acquisition. The Company’s interest in the net assets acquired at fair values is as follows:

Cash	331
Current Assets	843
Property and Equipment	942
Intangible Assets	3,539
Current Liabilities	(2,697)

Net Assets	2,958

Consideration
Cash	2,908
Expenses	50

Total Consideration	2,958

      The intangible asset relates to the customer relationships acquired in the purchase of the assets and liabilities of the Cybernet entity.
      The following unaudited pro–forma data summarizes the results of operations for the year ended December 31, 2003 as if the acquisitions of Cybernet and Netcom had been completed as of June 7, 2002. The pro forma amounts are presented for illustrative purposes and do not purport occurred as of June 7, 2002 of that may be achieved in the future. The principal pro forma adjustment relates to the depreciation and amortization expense of long-lived assets.

Year Ended
December 31,
2003

Revenue	21,006
Net loss	(47,520)
Basic and diluted net loss per share	(4.44)

(11)	Discontinued Operations
      The Company made the decision during 2005 to sell its investment in Cybernet in order to realize the funds that would enable it to support further the development of its UK business. The Company signed a Share Purchase Agreement on October 20, 2005 with Swisscom for the sale of Cybernet, pending both regulatory approval and the passing of a resolution of the shareholders of the Company (the “Shareholders”) approving the transaction. The Company obtained the requisite Shareholder approval in November 2005, while regulatory approval was granted in March 2006; completion of the sale occurred on March 21, 2006. As this sale was still conditional on December 31, 2005, Cybernet has been shown as a discontinued operation in the statement of operations and balance sheet.

VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(United States Dollars, in thousands, unless specifically stated)
      The balance sheet for Cybernet as at December 31, 2005 and 2004 was as follows:

	December 31,	December 31,
	2005	2004

Assets
Current assets:
Cash and cash equivalents	1,409	881
Restricted cash	496	486
Accounts receivable	1,981	1,516
VAT receivable	(68)	252
Prepaid expenses and other current assets	170	856

Total current assets	3,988	3,991
Property and equipment, net	336	427
Intangible assets, net	1,200	1,988

Total assets	5,524	6,406

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	1,231	949
Accrued expenses	1,477	645
Deferred revenue	2,854	2,942
Other current liabilities	10	1,539

Total current liabilities	5,572	6,075

      The income statement for Cybernet for the years ended December 31, 2005, 2004 and 2003 was as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Total revenue	18,266	14,815	8,695
Operating expenses:
Cost of sales	(12,674)	(9,291)	(5,062)
Selling, general and administrative	(5,057)	(2,552)	(3,565)
Depreciation and amortization	(1,210)	(2,104)	(2,717)

Total operating expenses (net)	(18,941)	(13,947)	(11,344)
Other operating income	802	—	—
Operating income/(loss)	127	868	(2,649)
Other income
Interest and other income	2	1	2

Net income/(loss) before taxation	129	869	(2,647)
Taxation	(6)	—	(12)

Net income/(loss)	123	869	(2,659)

VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(United States Dollars, in thousands, unless specifically stated)

(12)	Income Taxes
      The Company’s principal operations were undertaken in jurisdictions other than Bermuda for the years ended December 31, 2005 and 2004.
      The Company is organized and tax resident in Bermuda. At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied in the future, the Company and all its subsidiaries registered in Bermuda have received an undertaking from the Bermuda Government exempting them from all such taxes until March 28, 2016.
      A reconciliation of the differences between income taxes computed at a statutory rate of 30% and the total provision for income taxes is as follows:

	December	December
	31, 2005	31, 2005
	Continuing	Discontinued

(Loss)/profit before tax	(62,835)	129
@30%	(18,851)	39
Permanent differences	689	—
Effect of Overseas Tax Rates	(25,970)	—
Effect of Double Taxation	125	—
Prior Year Adjustment	40	—
Valuation allowance movement	44,633	(33)
Total tax provision	666	6
      The majority of the Group’s tax losses arise within VTL-TP (Bermuda) Limited which is a Bermudan resident company that is tax resident in the UK where the statutory rate is 30%.
      The statutory Bermuda tax rate for the year ended December 31, 2005 was zero (2004 — zero) and the statutory rates in the jurisdictions in which the Company operates range from 23% to 40.2% (2004 — 23% to 40.2%). The effective tax rate was -1% for the years ended December 31, 2005 (2004: -0.5%) mainly due to US State income taxes. No tax benefit has been recorded in respect of net tax losses arising in the period.
      The significant reconciling items between pre-tax income at the statutory tax rate and the tax charge reflected in the income statement are the movement in the valuation allowance on the current-year losses and fixed asset temporary differences for which no benefit is being recorded, as described below.
      The tax effect of temporary differences that give rise to significant portions of the deferred tax assets are as follows as of December 31, 2005 and 2004:

	December, 31	December 31,
	2005	2004

US net operating losses carryforward	1,208	—
Foreign net operating loss carryforward	109,337	43,756
Foreign property and equipment temporary differences	167,960	7,914

Total gross deferred tax assets	280,505	51,670
Less valuation allowance	(280,505)	(51,670)

Net deferred tax assets	—	—

VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(United States Dollars, in thousands, unless specifically stated)
      The Company has reassessed their gross temporary differences during the year which had the net effect of increasing the gross deferred tax assets by $184.0 million. However this has had no effect on the statement of operations nor the balance sheet as a full valuation allowance has been placed against these assets.
      The Company has unused net operating losses carryforward of approximately US$125.9 million (2004 — US$154.1 million). Of this amount, US$nil million (2004 — US$nil million) represents US net operating losses expiring in 2007 through 2021. Other net operating losses have no expiration. Certain losses arising in foreign jurisdictions are expected to continue to be available to the Company, although their use may be subject to restrictions in the US and elsewhere.
      Foreign net operating losses carryforward were US$109.3 million as of December 31, 2005, US$62.6 million higher than as of December 31, 2004. This increase is attributable to an increase in losses in all foreign jurisdictions.
      The Company also has potentially significant deferred tax assets as a result of the consolidated book value of the European Network being considerably less than its original cost and tax basis. Any realization of the asset would be dependent upon suitable profits being generated in the relevant territories. Due to the cumulative historical losses and uncertainty surrounding the base profitability in the relevant territories, a full valuation has been placed against the asset.
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
      At December 31, 2005, the Company was committed under non-cancellable operating leases for the rental of network locations, office space, motor vehicles and long-term contracts for standby maintenance. These leases expire at various times through May 2029.

VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(United States Dollars, in thousands, unless specifically stated)
      The Company’s future minimum operating lease and long-term contract payments are as follows:

	Network	Standby	Office	Motor
	Locations	Maintenance	Space	Vehicles	Total

2006	3,883	4,472	845	25	9,225
2007	3,176	2,229	845	3	6,253
2008	2,695	1,131	718	—	4,544
2009	2,453	776	714	—	3,943
2010	2,148	776	714	—	3,638
Thereafter	14,920	9,733	1,071	—	25,724

Total minimum payments	29,275	19,117	4,907	28	53,327

      Total rent expense amounted to US$11.5 million for the year ended December 31, 2005, US$12.2 million for the year ended December 31, 2004, and US$12.0 million for the year ended December 31, 2003.

(b)	Litigation
      In September 2003, the Company’s French subsidiary Viatel Operations SA (“Viatel Operations”) filed a claim for approximately €7.7 million (US$9.6 million approximately) in the Tribunal of Lille, France against Voies Navigables de France (“VNF”), the owner of certain French waterways to whom the Company currently pays in excess of €2.0 million (US$2.5 million approximately) annually for Rights of Way (“ROW”) charges. The claim principally asserts that the ROW charges are discriminatory and should conform more closely to the charges levied by the highway and road authorities in France. On the basis that this claim was filed by way of an “opposition procedure”, the Company is entitled to withhold payment of ongoing charges as they fall due. On this basis the Company has withheld its ROW charges for 2004 in an amount of €2.0 million approximately (US$2.4 million approximately) and those for 2005 in an amount of €2.0 million approximately (US$2.5 million approximately). The Company however has accrued for these ROW charges. If the Company is unsuccessful in its claim, it will likely be required to pay all outstanding fees together with interest, the interest being estimated to amount to as much as approximately €120 (US$150 approximately). The Company has not accrued for interest charges or other costs (additional to the repayment of withheld fees) that could result from an adverse decision.
      Similar claims in respect of ROW charges are being proceeded with against each of: (1) Societe anonyme de gestion des eaux de Paris (“SAGEP”); and (2) Ville de Paris (“VDP”). The amounts of the claims being, respectively, approximately €1.2 million (approximately US$1.5 million) against SAGEP; and approximately €1.4 million (approximately US$1.8 million) against VDP. In relation to SAGEP, the Company has withheld payment of the fees due, although it has accrued for these charges. The VDP fees have been paid in full such that no further monies would be payable were the Company to lose its claim for reimbursement. A similar claim was filed against Compagnie Nationale du Rhône (“CNR”) in the amount of approximately €1.2 (approximately US$1.5 million). By a judgement dated June 14, 2006, the Company has been ordered to pay to CNR the outstanding amounts due with respect to ROW charges that had been withheld (approximately €408 for 2004 (approximately US$525) and €446 (approximately US$573) for 2005) plus interest. The Company intends to lodge an appeal against this decision. In July 2005, SAGEP terminated the agreement under which the Company was permitted to have its network installed on the SAGEP land. The Company applied for, and was granted, a suspension in relation to such termination pending a decision upon the merits of the case. Were the Company to lose the SAGEP proceedings, this could lead to a liability to pay fees of approximately €540 (approximately US$673) in relation to the years 2004 and 2005 and to a potential termination of the agreement with SAGEP. In the event of termination, the Company would seek to enter into a new agreement with SAGEP; any inability on the part of the Company to secure

VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(United States Dollars, in thousands, unless specifically stated)
new contractual arrangements could have significant adverse consequences on our ability to operate the European Network and/or to support our existing wholesale customer business. Legal advice has been obtained to the effect that, absent any non-payment of outstanding fees due by the Company to SAGEP, it would be unlawful for SAGEP to refuse to enter into a new contract with the Company for so long as other operators were allowed to install and/or maintain network infrastructure on its land. The Company has not made an accrual for any interest charges or other costs (additional to the repayment of the withheld fees) that could result from an adverse decision.
      It should be noted that the outcome of the outstanding legal claims with respect to the ROW charges is expected to be substantially influenced by the enactment by the French government which, with effect from January 2006, imposes both a maximum fee level that the owners of the various waterways and sewers can charge with respect to the grant and use of ROWs on the public domain and an obligation on the relevant landowners to justify their fees on objective grounds.
      Following the decree, in relation to the VNF claim, the court dealing with this matter has appointed, with effect from January 2006, two experts to assess the level of fees that VNF can reasonably charge. It is anticipated that a report from the experts will take at least one year to prepare and that a final court decision would follow within the six months following the issue of such a report. Final decisions in relation to each of the SAGEP and VDP proceedings are expected during the course of 2006. The final outcome cannot be predicted at this stage.
      Viatel Operations has been engaged in a dispute which arose as a result of the early termination of a lease agreement dated 29 September 1999. The lessor had claimed payment of: (a) an early termination indemnity in the amount of €30 (approximately US$38); and (b) the cost of fit-out works which, according to the lessor, Viatel Operations was under an obligation to perform under the lease. When the dispute first arose, the lessor chose to quantify the amount of the fit out works as €856 (approximately US$1.0 million). Viatel Operations denied that it was under any obligation to carry out the fit-out works, the lease being permissive in this regard, not obligatory. In February 2005, the lessor issued proceedings requesting payment of the early indemnity, a provisional payment from Viatel Operations of €70 (approximately US$87) for reinstating the property and, finally, the appointment of an expert by the French court in order to assess the cost of reinstating the property on the basis of the schedule of fit-out works appended to the lease. However, the lessor sold the property in mid 2005 and indicated that it would then amend its claim to seek to recover the capital loss it had suffered when it sold the premises, the allegedly required works not having been carried out. No indication of the quantum of such capital loss was given. Accordingly, the lessor withdrew its original claim from the court roll in September 2005. Despite the indication that an amended claim would be made, no proceedings have been initiated with the court. The landlord has a period of 2 years from September 2005 in which it could commence such proceedings.
      Viatel Operations is also currently in dispute regarding a second lease termination — this time with respect to the termination of a lease agreement dated May 4, 2000 relating to premises in St. Denis, France (the “St. Denis Lease”). The lessor is claiming the termination to be both procedurally and substantively defective, and is consequentially claiming the balance of all payments due under the lease, amounting in aggregate to €12.7 million (approximately US$15.8 million). Viatel Operations has received strong advice in support of its position and, in addition to its defence, has also filed a counter-claim for an indemnity of €13.4 million (approximately US$16.7 million).
      The Company’s UK subsidiary VTL (UK) Limited (“VTL (UK)”) is in dispute with a company which previously provided it with financial advice, in particular with respect to its employee benefits programme. The financial advisor is claiming an unlawful termination of its engagement with VTL (UK) and has indicated a potential related damages claim of over £100 (approximately US$182). VTL (UK) has been advised that it

VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(United States Dollars, in thousands, unless specifically stated)
has strong grounds both to defend any such claim and to bring a counterclaim in respect of the breach by the financial advisor of various express and implied contractual terms relating to its former engagement.
      No amounts have been accrued in respect of the three claims above.
      Fiberlac, a company acting on its own behalf, and on behalf of other telecommunications operators including the Company’s Swiss subsidiary, Viaphone AG (“Viaphone”), has filed claims against three Swiss Cantons in relation to the build of a telecommunications network. The principal basis of the claim is that, in return for allowing the build to proceed, the cantons of Bern, Basle and Aargau insisted that they be given a duct in such build, either for free or for a consideration lower than the market value, the claim being based on provisions of the Swiss Telecommunications Act including those dealing with the absence of compensation in case of access to public domain. The claims also seek to obtain a declaration of ownership of the ducts. Claims have been filed against all 3 cantons. Were the claims to be successful, Viaphone would be entitled, based on various agreements, on a pro rata basis (allocated pro rata by duct) to approximately CHF10.0 million (approximately US$8 million) together with interest at 5% per annum from late 2000. The cantonal courts of Bern and Basle have recently dismissed the claims in relation to their respective cantons and Fiberlac is in the process of lodging an appeal against these decisions with the Swiss Supreme Court. The cantonal court of Aargau is not expected to issue its first instance decision until late in 2006.
      As previously noted, any adverse decision in all or any of the ongoing proceedings summarised above regarding ROW charges in France could render the operation of all or part of the Company’s network in France uneconomical and, in the event of any inability on the part of the Company to maintain the ROW, could have a material adverse effect on the Company’s ability to operate the European Network. An adverse decision in the litigation regarding the St. Denis Lease could also have a material effect on the Company’s French subsidiary’s financial position. Subject to this, the Company does not believe that any adverse outcome from litigation would have a material adverse effect on its financial position or results of operations. The Company is not aware of any other material litigation against it. The Company does, however, have various other legal proceedings pending against it or its subsidiaries which, if adversely determined, would not have, in the Company’s view, individually or in the aggregate, a material adverse effect on its business, financial condition or results of operation.

(c)	Amounts due from Liquidators of bankruptcy estates
      As a result of the Plan of Reorganization, the Company has claims against the bankruptcy estates of certain subsidiaries of Viatel, Inc. As at December 31, 2005, and December 31 2004, estimates were made as to the expected recoveries of US$1.6 million and US$5.3 million respectively based upon all available information. Actual recoveries will vary depending upon the success of the liquidators in realizing the value.

(d)	The Employee Benefit Trust (“EBT”)
      Under the terms of the EBT, which was formally established in July 2005, contributions are to be made, in either cash or equity, with recommendations to the trustee that such contributions be allocated to sub-funds established for the benefit of specified employees (and their families); such contributions are at the discretion of the Board and are to be made in connection with specified “liquidity events” and/or by way of discretionary bonus payments. The value of the awards linked to the “liquidity events” such awards could potentially, in aggregate, equal 5% of the equity value of the Company (as such term as defined in the EBT) where the equity value is at least $100 million and potentially up to 10% of the equity value, where the equity value is $350 million or more (with interpolated values in between $100 million and $350 million on a pro rata basis. No expense has been recognized as a liquidity event is not probable.

VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(United States Dollars, in thousands, unless specifically stated)
      Awards under the EBT will vest in tranches between April 21, 2005 and April 21, 2007, in accordance with the relevant individual’s terms of employment and subject to the individual’s continued employment through each applicable vesting date.
      During the course of 2005, bonuses totaling $117 were awarded to three members of senior management under the 2005 Interim Executive Bonus. These bonuses were transferred to the trustees of the EBT, with a statement of wishes detailing which individual EBT the bonuses should be allocated. Under the terms of the EBT, however, it is the responsibility of the trustees to determine such an allocation.
      A further $90 has been remitted as a loan to the EBT as a condition of the trustees entering into the individual covenants in favour of the executives to provide for an event where VHB breaches the terms of the covenant and the trustee would be compelled to taken action against VHB on behalf of the executives.
      The trustees are in sole control of the EBT, hence the EBT has not been aggregated within the consolidated financial statements.

(14)	Segment and Geographic Data
      The Company’s sole operational activity relates to the provision of telecommunications services. The Company’s management uses financial data internally to make operating decisions and assess performance based upon its two principal activities of retail and wholesale services. Following the adoption of the Viatel Business Plan in August 2003 the Company has reported revenue data separately for these two segments, retail and wholesale. It has not been possible to allocate certain costs of sales, nor selling, general and administration costs between the segments. The Company’s accounting systems did not distinguish between these two segments prior to August 2003 and accordingly only broad-based allocations were possible for the earlier part of 2003.
      The revenue generated by segment and geographic location of customers is as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003

United Kingdom	15,361	9,600	4,835
Total Retail Business	15,361	9,600	4,835
United Kingdom	1,369	960	3,163
Switzerland	330	373	346
Western Europe	2,290	2,366	397
North America	1,209	676	1,476

Total Wholesale Business	5,198	4,375	5,382

Total Revenue — Continuing Operations	20,559	13,975	10,217
      In the year ended December 31, 2005 revenue from customers located in the United Kingdom represented 81% (2004 — 76%, 2003 — 78%) of total revenue. No other country represented greater than 10% of total revenue in 2005, 2004 or 2003.
      For the years ended December 31, 2005, 2004 and 2003, no individual customer accounted for greater than 10% of revenues.
      It is impractical to disclose the revenues for each product and service separately.

VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(United States Dollars, in thousands, unless specifically stated)

(15)	Valuation and Qualifying Accounts
      Reserves and allowances deducted from asset accounts:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Allowances for doubtful debts
Balance at beginning of period	(1,567)	(1,648)	(790)
Additions charged to costs and expenses	(3,219)	(883)	(1,034)
Utilizations	4,142	964	176

Balance at end of period	(644)	(1,567)	(1,648)

(16)	Authorized Share Capital
      At a Special General Meeting held on April 6, 2004 the Company resolved, among other things, that: (a) the authorized share capital of the Company be increased to US$2.5 million by the creation of an additional 150,000,000 common shares; and (b) one common share of the Company be redesignated as a new special share (the “Special Share”). The Special Share was issued to a trustee acting on behalf of the Investors (and their transferees). The Special Share was issued with such rights as are required to enable the Investors (and their transferees) to exercise the various Investor rights provided for under the April 2004 financing documentation. The Special Share has been granted weighted voting rights (nine votes for every one vote cast by other Shareholders) to ensure it can carry any relevant vote in general meeting: to the extent that, therefore, a vote of the Shareholders is required by Bermuda law, such actions are able to be taken with the consent alone of the holder of the Special Share.

(17)	Related Party Transactions
      Morgan Stanley was considered to be a related party throughout 2004 and 2005 by virtue of its significant shareholding in the issued share capital of the Company.
      In April 2004, following the Company’s issuance of convertible loan notes, the Company entered into three currency contracts with Morgan Stanley. These contracts allowed for the conversion of US$6.0 million, US$6.0 million and US$10.0 million into Pounds Sterling at “Protected” rates of US$1.8045, US$1.7975 and US$1.7885 respectively for delivery on July 1, 2004, October 1, 2004 and January 5, 2005. These conversion rates were dependent upon the GBP to USD spot rates at the time of exercise being above these rates; if market rates had been lower the actual conversion rates would have been split between the Protected rate, and market rates, based on the proportion of time during the contract period in which actual rates had been below the Protected rates.
      In connection with the April 2004 Financing, Morgan Stanley, Varde and our CEO Lucy Woods purchased Existing Notes in the principal amounts of $36.0 million, $10.0 million and $250 respectively. During 2004, additional loan notes to the value of US$666, US$187 and US$5 were issued to Morgan Stanley, Varde and Lucy Woods, respectively, in lieu of the interest accumulated to July 15, 2004.
      On June 23, 2005, the holders of the Existing Notes and the Company executed a Letter Agreement pursuant to which the parties agreed to amend the terms of the Existing Notes to allow for the conversion at any time, upon the election of the holders of a majority of the outstanding principal amount of the Existing Notes.
      Additional loan notes to the value of US$1.5 million, US$407 and US$10 were issued to Morgan Stanley, Varde and Lucy Woods, respectively, in lieu of the interest accumulated to January 15, 2005. Further loan

VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(United States Dollars, in thousands, unless specifically stated)
notes to the value of US$1.5 million, US$424 and US$11 were issued to Morgan Stanley, Varde and Lucy Woods, respectively, in lieu of the interest accumulated to July 15, 2005.
      On July 1, 2005, Morgan Stanley and Varde purchased New Notes in the principal amounts of $12.9 million and $3.1 million, respectively.
      As of December 31, 2005 Morgan Stanley, Varde and Lucy Woods held total loan notes of US$52.3 million, US$14.1 million and US$276, respectively.
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
      On March 21, 2006, the Company disposed of its shareholding in Cybernet to Swisscom for a consideration of approximately US$11.4 million.
      In March, 2006 additional senior secured loan notes were issued to Morgan Stanley, Varde and Stonehill in the principal amounts of $6.9 million, $1.7 million and $0.2 million respectively.
      On June 21, 2006 the Company completed the sale of certain of its network assets to Global Voice for, amongst other consideration, a payment of approximately US$23.7 million.