Form 20-F
VIATEL HOLDING BERMUDA LTD
filed 2007-06-29
CIK 1175597

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___to ___
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ______
Commission File Number: 000-50556
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
None
As of December 31, 2006, 10,630,000 shares of the registrant’s common stock were outstanding.
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

Page
PART I	6
Item 1. Identity of Directors, Senior Management and Advisers	6
Item 2. Offer Statistics and Expected Timetable	6
Item 3. Key Information	6
Item 4. Information on the Company	22
Item 4a. Unresolved Staff Comments	50
Item 5. Operating and Financial Review and Prospects	50
Item 6. Directors, Senior Management and Employees	66
Item 7. Major Shareholders and Related Party Transactions	73
Item 8. Financial Information	75
Item 9. The Offer and Listing	78
Item 10. Additional Information	80
Item 11. Quantitative and Qualitative Disclosures About Market Risk	95
PART II	98
Item 12. Description of Securities other than Equity Securities	98
Item 13. Defaults, Dividend Arrearages and Delinquencies	98
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	98
Item 15. Controls and Procedures	98
Item 16A. Audit Committee Financial Expert	100
Item 16B. Code of Ethics	100
Item 16C. Principal Accountant Fees and Services	100
Item 16D. Exemptions from the Listing Standards for Audit Committees	101
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	101
PART III	102
Item 17. Financial Statements	102
Item 18. Financial Statements	102
Item 19. Exhibits	102
Financial Statements	F-1
Exhibit 4.8
Exhibit 4.16
Exhibit 4.17
Exhibit 4.18
Exhibit 4.19
Exhibit 4.20
Exhibit 8
Exhibit 12.1
Exhibit 12.2
Exhibit 13
Exhibit 4.16
Exhibit 4.17
Exhibit 4.18
Exhibit 4.19
Exhibit 4.20
Exhibit 8
Exhibit 12.1
Exhibit 12.2
Exhibit 13
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
Comparability of Financial Information
     As a result of the implementation of the Plan of Reorganization, the associated fundamental differences in the scope and scale of business operations between the Predecessor Company and the Successor Company, the adoption of fresh start reporting and the substantial debt reduction resulting from implementation of the Plan of Reorganization, historical results of operations and balance sheet data for the Predecessor Company are not comparable to those of the Successor Company. See “Item 3. Key Information – Selected Financial Data” and “Item 5. – Operating and Financial Review and Prospects – General – Fresh-Start Reporting”.
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
     Forward-looking statements speak only as of the date they are made. The Company is under no obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements are subject, among other things, to the risks and uncertainties set out in “Item 3. Key Information – Risk Factors” and other financial, regulatory, and industry growth trends, any or all of which could cause actual results to differ materially from the results contemplated and/or implied by the forward-looking statements.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.

ITEM 3. KEY INFORMATION
Selected Financial Data
     The following tables present our selected historical consolidated financial data (including selected historical financial data for the Predecessor for the period prior to the Effective Date). You should read the following financial data in conjunction with “Item 5. Operating and Financial Review and Prospects”, our consolidated financial statements, including the related footnotes, and the other financial and operating data included elsewhere in this Form 20-F. The selected historical consolidated financial data included in the following tables are derived from the audited consolidated financial statements of the Successor Company and the Predecessor Company for the relevant periods. The audited financial statements at December 31, 2006, 2005, 2004, 2003 and 2002 and for the years ended December 31, 2006, 2005, 2004, and 2003 and for the periods from January 1, 2002 to June 7, 2002 and from June 7, 2002 to December 31, 2002 were audited by Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
     The selected financial data should be read in conjunction with the consolidated financial statements for the year ended December 31, 2006, the related notes, and the Report of Independent Registered Public Accounting Firm, which contains an explanatory paragraph stating that the Company’s recurring net losses and its difficulty in generating sufficient cash flow to meet its obligations and sustain its operations raise substantial doubt about the Company’s ability to continue as a going concern, included in this Form 20-F. The consolidated financial statements and the selected financial data do not include any adjustments that might result from the outcome of that uncertainty.
     The Successor succeeded to certain business operations and assets of the Predecessor Company as a consequence of the Plan of Reorganization. See “Item 4. Information on the Company – Chapter 11 Reorganization” and “– Emergence from Chapter 11”.
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
     Discontinued operations relate to Cybernet Schweiz AG (“Cybernet”), which the Company agreed to sell by way of a conditional share purchase agreement signed on October 20, 2005. After satisfaction of the relevant conditions, the sale was completed on March 21, 2006. Further disclosure is made in footnote 9 of the consolidated financial statements. For further information regarding the sale of Cybernet, see “Item 4. Information on the Company – Emergence from Chapter 11 – Evolution of operations of Viatel since June 7, 2002.

	Successor	Successor	Successor	Successor	Successor	Predecessor
					From	From
	Year	Year	Year		June 7,	January 1,
	Ended	Ended	Ended	Year Ended	2002 to	2002 to
	December	December	December	December	December	June 7,
	31, 2006	31, 2005	31, 2004	31, 2003	31, 2002	2002

Revenue:
Communication services revenues	31,621	18,595	12,147	8,510	2,793	1,216
Operations and maintenance fee revenue	1,846	1,964	1,828	1,707	1,371	1,451

Total revenue	33,467	20,559	13,975	10,217	4,164	2,667

Operating expenses:
Cost of services sold	(17,037)	(12,691)	(7,247)	(4,953)	(1,506)	(1,518)
Selling, general and administrative	(49,017)	(56,346)	(65,244)	(47,660)	(30,840)	(26,502)
Gain on amounts due from bankruptcy estates	4,216	—	3,105	358	25,003	—
Impairment	—	(242)	—	—	—	(908)
Depreciation and amortization	(8,070)	(6,538)	(7,036)	(4,464)	(2,458)	(1,736)

Total operating expenses (net)	(69,908)	(75,817)	(76,422)	(56,719)	(9,801)	(30,664)

Other operating income	93	362	17,780	—

Operating loss before reorganization items	(36,348)	(54,896)	(44,667)	(46,502)	(5,637)	(27,997)
Reorganization items	—	—	—	—	—	2,662,669

Operating (loss) / income	(36,348)	(54,896)	(44,667)	(46,502)	(5,637)	2,634,672

Other income / (expense):
Interest and other income	430	260	774	1,555	986	1,007
Interest expense	(13,118)	(8,199)	(4,395)	—	(11)	(63)

Net (loss) / income before taxation	(49,036)	(62,835)	(48,288)	(44,947)	(4,662)	2,635,616
Taxation	(510)	(666)	241	229	—	—
Net (loss) / income from continuing operations	(49,546)	(63,501)	(48,047)	(44,718)	(4,662)	2,635,616

Discontinued operations:
Income from discontinued operations (including profit of $10,622 in 2006 on disposal of Cybernet)	10,698	129	869	(2,647)	—	—
Taxation	(11)	(6)	(1)	(12)	—	—
Net income / (loss) from discontinued operations	10,687	123	868	(2,659)	—	—

	Successor	Successor	Successor	Successor	Successor	Predecessor
					From	From
	Year	Year	Year		June 7,	January 1,
	Ended	Ended	Ended	Year Ended	2002 to	2002 to
	December	December	December	December	December	June 7,
	31, 2006	31, 2005	31, 2004	31, 2003	31, 2002	2002

Net (loss) / income attributable to common stockholders	(38,859)	(63,378)	(47,179)	(47,377)	(4,662)	2,635,616

Net (loss) / income per common share attributable to common shareholders, basic and diluted — continuing operations	(4.66)	(5.97)	(4.50)	(4.18)	(0.44)	51.72
Net income per common share attributable to common shareholders, basic and diluted — discontinued operations	1.01	0.01	0.08	(0.25)	—	—

Total	(3.65)	(5.96)	(4.42)	(4.43)	(0.44)	51.72

Weighted average common shares outstanding, basic and diluted	10,630	10,630	10,680	10,705	10,560	50,963

Other consolidated financial data:
Net cash used in operating activities	(7,937)	(32,602)	(48,338)	(25,116)	(13,765)	(7,856)
Net cash from / (used in) investing activities	6,436	(4,717)	(4,333)	(2,952)	(1,667)	(6,670)
Net cash provided by financing activities	16,818	19,513	44,158	2	—	—

	Successor Company at
	December 31,
	2006	2005	2004	2003	2002

Consolidated Balance Sheet Data:
Cash and cash equivalents	17,679	—	21,939	29,510	53,408
Other current assets	19,541	12,780	25,936	19,924	22,766
Property and equipment, net	41,605	30,522	37,559	39,450	37,947
Intangible assets, net	—	—	210	1,056	—
Other assets	6,784	7,583	7,630	97	6,930

Total assets – continuing operations	85,609	50,885	93,274	90,037	121,051

	Successor Company at
	December 31,
	2006	2005	2004	2003	2002

Total assets — held for sale	—	5,524	6,406	4,845	—
Total assets	85,609	56,409	99,680	94,882	121,051
Total current liabilities	45,092	28,695	21,596	29,602	12,691
Total long-term liabilities	116,639	58,074	36,617	304	10,676

Total liabilities — continuing operations	161,731	86,769	58,213	29,906	23,367
Total liabilities — held for sale	—	5,572	6,075	3,513	—

Total liabilities	161,731	92,341	64,288	33,419	23,367
Net (liabilities) / assets	(76,122)	(35,932)	35,392	61,463	97,684
Capital stock	106	106	106	107	106
Stockholders’ (deficiency) / equity	(76,122)	(35,932)	35,392	61,463	97,684
Exchange Rates
     This Form 20-F contains conversion of certain Euro, Pounds Sterling and Swiss Franc amounts into amounts in United States Dollars. Such conversion is offered for convenience and information purposes only; no representation is made that the relevant Euro, Pounds Sterling or Swiss Franc amounts actually represent such amounts in United States Dollars. Subject as mentioned below, the conversion rates applied for this purpose are, by reference to the currency exchange website, www.oanda.com, as at December 31, 2006, €1:US$1.32, £1:US$1.96 and CHF1:US$ 0.82 and, as at December 31, 2005, €1:US$1.18, £1:US$1.72 and CHF1:US$0.76. Such conversion rates have not been applied to cash receipts and payments which are translated as at the date of the relevant transaction.
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
     We will not be able to fund our operations without a refinancing of our existing debt facilities and/or further financing, which may not be available on attractive terms or at all.

     On April 21, 2004, the Company completed debt financing (the “April 2004 Financing”) with a group of eight investors (the “Investors”) under which the Company received an amount of US$52.3 million by way of the sale and issuance of 8% convertible senior secured notes due 2014 (the “2004 Notes”). The completion of the April 2004 Financing and related materials were filed as exhibits to the Form 6-K of the Company dated April 28, 2004 (the “April 28 6-K”). Such exhibits to the April 28 6-K are hereby incorporated by reference in this Form 20-F.
     On July 1, 2005 the Company completed further debt financing (the “July 2005 Financing”) in the amount of US$16.0 million with two of the Investors, Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and Värde Partners, Inc. (“Värde”) by way of the purchase by Morgan Stanley and Värde of, respectively, US$12.9 million and US$3.1 million principal amount of 12% increasing rate senior secured notes due July 2007 (the “July 2005 Senior Notes”). The form of the July 2005 Senior Notes and related materials were filed as exhibits to the Form 20-F annual report for the fiscal year ended December 31, 2004 (the “2004 20-F”) and filed by the Company on June 30, 2005. Such exhibits to the 2004 20F are hereby incorporated by reference in this Form 20-F.
     On March 14, 2006, the Company completed a third round of debt financing (the “March 2006 Financing”) in the amount of US$8.8 million with three of the Investors, Morgan Stanley, Värde and Stonehill Institutional Partners, Inc. (“Stonehill”) by way of the purchase by Morgan Stanley, Värde and Stonehill of, respectively, US$6.9 million, US$1.7 million and US$0.2 million principal amount of 12.5% increasing rate senior secured notes due July 2007 (the “March 2006 Senior Notes”). The form of the March 2006 Senior Notes and related materials were filed as exhibits to the Form 20-F annual report for the fiscal year ended December 31, 2005 (the “2005 20-F”) and filed by the Company on June 30, 2006. Such exhibits to the 2005 20-F are hereby incorporated by reference in this Form 20-F.
     On December 21, 2006, the Company completed a fourth round of debt financing (the “December 2006 Financing”) in the amount of US$13.0 million with three of the Investors, Morgan Stanley, Värde and Stonehill by way of the purchase by Morgan Stanley, Värde and Stonehill of, respectively, US$10.3 million, US$2.5 million and US$0.2 million principal amount of 12.75% increasing rate senior secured notes due July 2007 (the “December 2006 Senior Notes”). The form of the December 2006 Senior Notes and related materials, are filed as exhibits to this Form 20-F.
     On April 3, 2007, the Company completed a fifth round of debt financing (the “April 2007 Financing”) in the amount of US$13.0 million with three of the Investors, Morgan Stanley, Värde and Stonehill by way of the purchase by Morgan Stanley, Värde and Stonehill of, respectively, US$10.3 million, US$2.5 million and US$0.2 million principal amount of 12.75% increasing rate senior secured notes due July 2007 (the “April 2007 Senior Notes”). The form of the April 2007 Senior Notes and related materials, are filed as exhibits to this Form 20-F.
     As at June 27, 2007, the Company entered into an amendment (the “Amendment”) relating to each of the July 2005 Senior Notes, the March 2006 Senior Notes, the December 2006 Senior Notes and the April 2007 Senior Notes (together the “Senior Increasing Rate Notes”) by which it was agreed that the maturity date of each of the Senior Increasing Rate Notes be extended from July 1, 2007 to July 1, 2008. In consideration for such extension of the maturity date, it was further agreed that the interest rate applicable as at July 1, 2007 on each of the Senior Increasing Rate Notes be increased by 1% per annum with effect from July 1, 2007.
     As of June 21, 2007, we had approximately US$7.1 million of unrestricted cash available to fund future operations. On the basis of current cash flow expectations, we will require additional financing in order to fund our operations and the continued implementation of our business plan (the “Viatel Business Plan” – see “Item 4. Information on the Company – Viatel Business Plan”). We anticipate that such financing will be provided through a combination of the issuance of additional senior secured debt to one or more of the Investors by way of further interim financing and, ultimately, a refinancing of our existing debt facilities (the “Refinancing”), together with potential further investments in the Company’s business from third parties outside the existing group of Investors.
    It is possible that the Refinancing may include an early conversion of the 2004 Notes – in September 2006 our Board of Directors (the “Board”) established a financing committee for the purpose of considering a potential early conversion by the Investors of the 2004 Notes (the “Financing Committee”); no proposal with respect to any such early conversion has however yet been made by or on behalf of the Investors.
     It is intended that the proceeds of any third party investment as described above would be used primarily to fund ongoing costs related to the network and/or further development of the Company’s wholesale business. While discussions are ongoing, no assurance can, however, be given that any investment related transaction will be completed.
     If it were not possible to conclude the anticipated further interim debt financing and subsequent Refinancing, and/or any additional or alternate financing or investment, we might have to sell our assets under circumstances that might not yield the highest prices, or default on debt obligations which would permit the holders of our Senior Increasing Rate Notes and/or the 2004 Notes to accelerate their maturity dates and/or enforce their security over the Company. Refinancing on unattractive terms could lead to higher interest rates and a greater use of cash flows and reserves to service the refinancing debt. Ultimately, our inability to raise suitable further financing, if required, would likely result in the Company becoming insolvent. For further details of the April 2004 Financing, the July 2005 Financing, the March 2006 Financing, the December 2006 Financing and the April 2007 Financing (together the “Debt Financings”) see “Item 4. Information on the Company – Description of Certain Indebtedness”.
Our substantial level of debt may adversely affect our operations and financial conditions.
     As at December 31, 2006, our total indebtedness under the Debt Financings was US$90.1 million of principal plus US$12.5 million of additional notes issued in satisfaction of certain related accrued interest.
     Under the terms of both the July 2005 Senior Notes and the March 2006 Senior Notes, the applicable interest was to be paid by way of cash, with the first interest payment being due on July 1, 2006. With effect from July 1, 2006 through to January 14, 2007, the relevant Investors formally waived the event of default that would have arisen from any failure of the Company to make the applicable cash interest payments under each of the July 2005 Senior Notes and the March 2006 Senior Notes. In connection with the December 2006 Financing, the relevant Investors granted a further waiver allowing the Company to satisfy future interest payments due with respect to the July 2005 Senior Notes and the March 2006 Senior Notes by way of the issuance of additional July 2005 Senior Notes and March 2006 Senior Notes respectively. With respect to the December 2006 Senior Notes and the April 2007 Senior Notes, interest is permitted to be paid by way of additional December 2006 Senior Notes and April 2007 Senior Notes respectively.

          As noted, under the terms of the Amendment it has been agreed that the interest rate applicable to each of the Senior Increasing Rate Notes be increased by 1% per annum with effect from July 1, 2007.
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
     We have incurred operating losses and negative cash flows from operations since the Effective Date. The Predecessor also incurred significant losses prior to its filing for bankruptcy protection under Chapter 11 (“Chapter 11”) of the U.S. Bankruptcy Code (the “Bankruptcy Code”). We expect to continue to incur significant operating losses and negative cash flows while we implement our business plans. No assurance can be given that our operations will ever become profitable or that we will ever have positive cash flows. If we cannot raise alternative capital, grow revenues (whether organically and/or by way of acquisition), sustain profitability and begin to generate positive cash flows, we will probably not be able to meet our ongoing operating costs. If this happens, then we would likely become insolvent.
Our future operating results may be subject to significant fluctuation.
     Our future operating results may be subject to significant fluctuation as a result of any of a number of factors, including:
•	our ability to raise additional financing;

•	our ability to service and discharge our existing debt obligations;

•	general economic conditions;

•	the conditions of the European telecommunications industry in general;

•	further price decreases in the European telecommunications industry;

•	our ability to introduce and support new products and services;

•	our ability to extend our operations into new business markets and territories;

•	our ability to attract and retain customers;

•	changes in the mix of services sold or channels through which services are sold;

•	capital expenditure requirements and costs relating to our network and our businesses;

•	the outcome of legal proceedings; and

•	the effects of government regulation and regulatory changes.
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
     Our ability to achieve our future business objectives will depend, in significant part, upon our ability to enter into new contracts. In recent years, the market for telecommunications services and capacity has experienced a significant slow-down and significant price declines. If these market conditions were to sustain or worsen, we may not be able to meet our sales projections for 2007 or beyond. Furthermore, even if our sales projections are realized, additional declines in market demand for our products and services may result in further price decreases which would limit our operating profitability and ability to generate sufficient cash flow to meet our working capital needs. Our failure to sell retail services or capacity and other services on our network in sufficient quantities and at sufficient prices could have a material adverse effect on our business, financial condition and results of operations.
Our revenue is concentrated in a limited number of customers.
     A significant portion of our revenue is received from a limited number of customers. For the year ended December 31, 2006 33% of our revenue came from ten customers. If we lose one or more of our major customers, or if one or more of our major customers significantly decreases use of our services, it may materially and adversely affect our business, financial condition and results of operations. Our future operating results may depend on the success of these customers and our other large customers, and our success in selling services to them. If we were to lose a significant portion of the revenue from any of our major customers, we cannot assure you that we would be able to replace that revenue in the short term, if at all.
We cannot assure you that we will be able to retain or expand our existing customer base.
     Our future success will depend, in large part, on our ability to retain a significant portion of our existing customer base and expand our business relationships with such customers. We cannot assure you that we will be able to achieve these objectives. Our failure to retain a significant portion of our existing customer base and/or to grow our existing customer base could have a material adverse effect on our business, financial condition and results of operations.
We may not have the ability to support and develop new services and product lines.
     The development and success of our services and product lines is critical to our ability ultimately to generate sufficient net positive cash flow to finance our operations for the foreseeable future, absent a significant improvement in market conditions surrounding the sale of our existing products and services. Our ability, successfully, to develop and market new services and products will depend upon, among other things, our ability to:
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
     Our failure to develop, market and sell successfully these new services and products to existing and new customers, in particular with respect to the provision of Voice over IP (“VoIP”), which is a recent addition to the telecommunications market and therefore potentially subject to consumer inertia in favour of more traditional voice telephony services, could have a material adverse effect on our business, financial condition and results of operations.
We may not be able to generate sufficient wholesale revenues to meet ongoing network operating costs.
     We operate a high-capacity fiber optic network connecting 19 cities in 6 European countries (the “European Network”). At present, the European Network does not generate sufficient revenues from the sale of wholesale services to meet current operating costs. We are continually investigating opportunities to realise value from the European Network whether through organic sales growth, or cost minimisation and/or corporate transactions, including the transaction completed on June 21, 2006, by which the Company effectively transferred certain of its network assets to Global Voice Group Limited (“Global Voice”), in consideration for, amongst other things, a cash payment of €18.5 million (approximately US$23.7 million), the transfer by Global Voice to the Company of certain metropolitan network infrastructure and a commitment (effective as from June 21, 2007) to contribute to the European Network’s operating costs (the “Global Voice Transaction”) (see “Item 4. Information on the Company – Global Voice Transaction”). Following conclusion of the Global Voice Transaction, a new wholesale strategy has been developed both to exploit the market opportunity we believe is now available through the acquisition of Global Voice metropolitan network assets and to offer competitive market pricing for our wholesale product portfolio ( see “Item 4. Information on the Company – Sales and Marketing”). No assurance can however be given that implementation of this new wholesale strategy will result in additional revenues or profits. The Company’s cost liability associated with the European Network is also expected to be reduced by Global Voice’s contribution to the operating costs. Although the Company has no reason to believe that Global Voice will not comply with its commitment in this respect, any non-payment by Global Voice of its contribution to the operating costs could significantly impact the ability of the Company to continue to support payment of the operating costs and, based on current financial forecasts, could make the ongoing operations of the European Network uneconomical. For further information regarding the European Network see “Item 4. Information on the Company – European Network”.
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
     In January 2007, we contracted with Huawei Technologies (UK) Limited (‘‘Huawei UK’’) for the supply and installation on the European Network of dense wave division multiplex (‘‘DWDM’’) equipment. Although we do not rely on any one supplier for a significant portion of our equipment needs and believe that we could find other suppliers of similar pricing and quality to replace existing suppliers, our DWDM equipment investment was material and no assurance can be made that a broad economic failure or decline in quality of equipment suppliers in our industry will not occur or that Huawei UK will be able to continue to service the DWDM equipment throughout its useful life. Such occurrence could have a material adverse effect on our business, financial condition and results of operations.
Our business strategy may include potential business combinations, strategic investments and acquisitions.
     As part of our business strategy, we regularly review corporate transactions which may involve acquisitions of and/or investment in third parties and/or third party investment in our own business operations. The entry into any such corporate transactions would typically involve a number of risks, including:
•	the potential disruption to our ongoing business and the distraction of our management;

•	the difficulty of integrating previously separate operations and personnel;

•	the difficulty of incorporating acquired technology and rights into our products and services;

•	unanticipated expenses related to acquired technologies and their integration into existing technologies;

•	potential unknown liabilities associated with acquired businesses; and

•	higher than planned funding requirements to preserve and grow the value of acquired companies.
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
     The European telecommunications industry is highly competitive and significantly affected by regulatory changes, marketing and pricing decisions of the larger industry participants and the introduction of new services and transmission methods made possible by technological advances. Our future success depends on our ability to compete with a variety of communications providers including: (1) incumbent public telecommunications operators (“PTOs”) such as British Telecom (‘‘BT’’); (2) alternative operators such as Global Crossing, Cable & Wireless, Verizon, COLT, Thus and Level 3; (3) Internet service providers (“ISPs”) such as Easynet (part of British Sky Broadcasting),

PipeX, Bulldog (part of Cable & Wireless) and Tiscali; and (4) providers of VoIP such as Telappliant, Voipfone, Inclarity, alwaysON, Vonage and Gradwell.
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
          Our cost base and retail product portfolio may be adversely impacted by BT’s deployment of its new core “twenty first century” IP network, known as “21CN”. Some of BT’s wholesale broadband products on which we currently rely are likely to be phased out over the next five years. New wholesale broadband products, to be provided over BT’s 21CN, are likely to have different pricing structures and commercial terms from the current products which we purchase from BT. As and when we migrate over to these 21CN products, greater capital expenditure may be required in order to continue to be able to offer differentiated and managed services to our retail and reseller customers. BT’s new wholesale broadband products may not offer all of the features and functionality of those products that are to be phased out. These two factors may harm our ability to compete in both the wholesale and retail markets
Government regulation could adversely affect our ability to provide services in markets in which we operate.
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
     We may be subject to burdensome regulatory requirements placed on us by regulatory authorities and/or governments, such as the obligations to contribute to universal service funds, and other regulatory fees and taxes associated with the use of our network or with rights of way (“ROW”). In particular, it is possible that changes to and/or the introduction of new government regulations in France may adversely impact on our interests in current litigation where we are disputing the amount of ROW fees to be paid to certain public and other bodies. In the event that we were to lose all, or any of, such proceedings, it is likely that we would be required to continue to pay fees, and/or resume the payment of certain fees for which payment is currently withheld in connection with certain of the proceedings (amounting in aggregate to approximately US$10.2 million), which could make our future operation of all, or any part of, our French network uneconomical at this time. It is also possible that certain of such public and other bodies may seek, on the basis of the current proceedings, to terminate the underlying agreements through which we benefit from the ROW. Any such termination could have significant adverse consequences for the operation of the European Network, the support of our existing wholesale customer base and the development of our wholesale strategy and business.
     In addition to operating the European Network, we remain heavily dependent on the utilization of the networks and services of operators who retain market power; to this extent, we are reliant on appropriate and fair regulation, and adequate enforcement thereof, to ensure the availability of timely access to such networks and services on fair and reasonable terms.
     A new regulatory framework for electronic communications in Europe (the “e-Communications Framework”) came into force in July 2003. The e-Communications Framework has now been transposed in each of the European Member States in which we operate. However, in line with the principle of subsidiarity there is a degree of inconsistency in the way in which individual European Member States have transposed the e-Communications Framework and the way in which the individual NRAs are interpreting and applying the regulations. The European Commission has identified certain remaining issues with implementation of the e-Communications Framework in some European Member States, including:
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
     Our business may suffer as a result of regulatory uncertainties, inconsistencies and adverse changes relating to the implementation of the e-Communications Framework. In 2006, the European Commission began the first of a series of regular reviews of the regulatory framework, further adding to the uncertainty in the regulatory environment. Draft legislative proposals are due to be tabled in the summer of 2007, with a revised framework scheduled to come into force in 2009 or 2010.
An adverse ruling in legal proceedings relating to the payment in France of ROW fees could adversely affect our ability to operate the European Network.
     As noted above, any adverse ruling in ongoing legal proceedings relating to ROW costs in France which requires the Company to pay fees at a level comparable to that currently charged to the Company, and/or resume the payment of fees for which payment is currently withheld, could have a significant impact on the ability of the Company to continue to pay the operating costs associated with the French network. Any such occurrence could have a material adverse effect on our business, financial condition and results of operations.
Changes in the regulation of wholesale broadband services could adversely affect our ability to meet certain obligations.
          The UK Office of Communications (“OFCOM”) is due to complete its current review of the wholesale broadband access market in the second half of 2007. This could result, in certain geographic areas, within the UK, in the lifting of certain restrictions currently applied against BT in terms of its provision of wholesale broadband product and, in particular, the requirement that it offers a wholesale broadband product to third parties on non-discriminatory terms and cost-

orientated pricing. Given our current reliance on wholesale broadband products for the provision of a large number of services within our retail product portfolio, and given further that no guarantee can be given that other providers will offer an alternative wholesale product on reasonable commercial terms, if at all, this could in turn affect our ability to compete with other providers who are less reliant on such wholesale products.
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
Because we are a Bermuda holding company and a “foreign private issuer” for purposes of U.S. securities laws, persons who own our common shares may have more difficulty in protecting their interests than persons who are shareholders of a publicly-held U.S. corporation.
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
     We have been advised by our Bermuda counsel, Appleby, that there is currently no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on United States federal or state securities laws, would not automatically be enforceable in Bermuda. A final and conclusive judgment obtained in a court of competent jurisdiction in the United States under which a sum of money is payable as compensatory damages may be the subject of enforcement proceedings in the Supreme Court of Bermuda under the common law doctrine of obligation, by action on the debt evidenced by the United States’ court judgment without examination of the merits of the underlying claim. In order to maintain an action in debt evidenced by the United States’ court judgment, the judgment creditor must establish that: (1) the court that gave the judgment over the defendant was competent to hear the claim in accordance with private international law principles as applied in the court of Bermuda; and (2) the judgment is not contrary to public policy in Bermuda, has not been obtained by fraud or in proceedings contrary to the rules of natural justice in Bermuda and is not based on an error in

Bermuda law.
     The majority of our directors (“Directors”) and officers reside outside the United States, and all or a substantial portion of their assets and our assets are located in jurisdictions outside the United States. Therefore, it may be difficult for investors to effect service of process within the United States upon non-U.S. directors and officers or to recover against the Company, or non-U.S. directors and officers, on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.
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
     If all, or a large portion, of the 2004 Notes are converted in accordance with their terms, the number of our common shares will increase substantially, significantly diluting the proportionate ownership interests and voting power of the existing holders of common shares who do not own any convertible notes. Adjustments to the conversion price of any issued notes, or payments of interest on any such notes in the form of additional notes, would further dilute the proportionate ownership interests and voting power of the existing holders of common shares who do not own any convertible notes.
     Holders of the 2004 Notes will become significant holders of the Company’s common shares upon conversion of all, or a large portion of, such notes and as such will, in principle, have significant voting power with respect to their common shares.
     Under the terms of the July 2005 Financing and a letter agreement entered into by the Investors and the Company and dated June 23, 2005 (the “Letter Agreement”), conversion of the 2004 Notes may be effected pursuant to notice given to the Company by the holders of a majority of such notes and, if so requested by such holders of a majority of the notes, each of the Investors will be obligated to convert their respective holdings of the 2004 Notes into common shares of the Company, at the then applicable conversion price as determined by reference to the April 2004 Financing documentation. Any such conversion will take place on a date to be selected by the holders of a majority of the 2004 Notes. The Letter Agreement is filed as an exhibit to the 2004 20-F, all exhibits to the 2004

20-F being incorporated by reference herein.
     For the reasons set out above, the actual or potential conversion of the 2004 Notes could have a depressive effect on the market price of, and reduce trading activity in, our common shares. Such downward pressure could in turn encourage short sales, or similar trading, with respect to the common shares which could place further downward pressure on the market price of our common shares.
The effect of the Group’s internal cost recharge arrangements may be such as to adversely impact the solvency of certain Group companies.
     Under certain agreements entered into by Group companies upon the Company’s emergence from Chapter 11, provision is made in particular for the recharge within the Group of certain costs relating to the operation of the European Network. Given historic operating losses and accounting depreciation related to the European Network, such recharges have resulted in significant inter-company payables and receivables within the Group. Where possible under applicable law and without creating adverse tax liabilities, it is intended for such inter-company payables and receivables to be eliminated through a combination of inter-company transactions and debt waivers and/or capitalisations; no assurance in this respect can however be given. To the extent that significant inter-company balances may remain, the solvency of one or more of the Group companies may be prejudiced. The insolvency of one or more Group companies may have a material adverse effect on the Group as a whole.
You are unlikely to receive dividends on our common shares in the foreseeable future.
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
     Two of the members of our Board of Directors are affiliated with Morgan Stanley, one of our major shareholders and also the lead Investor in each of the Debt Financings. See “Item 4. Information on the Company – Description of Certain Indebtedness”, “Item 6. Directors, Senior Management and Employees” and “Item 7. Major Shareholders and Related Party Transactions”. Although we believe that these Directors have fulfilled, and will continue to be able to fulfil, their fiduciary duties to the Company in their capacities as directors, and note that, to the extent they were then Directors, they recused themselves from the Company’s decision-making process with respect to our negotiation and approval of each of the Debt Financings, there could be additional future conflicts of interest when they are faced with decisions that could have different implications for our Company and for Morgan Stanley as the major Shareholder and/or majority Investor.
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
     We are a multinational corporate group (see “Item 4. Information on the Company – Organizational Structure”) and operate a pan-European backbone telecommunications network comprised of advanced fiber-optic cable extending over approximately 7,014 kilometres and connecting 19 principal cities in 6 countries in Western Europe — the European Network. In 2006, we acquired from Global Voice additional metropolitan network assets in each of the following cities: Frankfurt, Amsterdam, Utrecht, Rotterdam, Hamburg and Dusseldorf; Global Voice have additionally committed to provide in 2007 metropolitan network assets in London (see “Item 4. Information on the Company – Global Voice Transaction”). We offer data communication services to a range of customers that includes small and medium enterprises (“SME”s), major corporations, carriers, resellers and systems integrators services, and we operate in a single segment: telecommunications.
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

     Since May 2003, with the appointment of Lucy Woods as our Chief Executive Officer, a series of changes, both structural and commercial, have been implemented which have fundamentally changed the scope and emphasis of the Viatel organization and business. Principal among the changes was the introduction and adoption of a new business plan (the ‘‘Viatel Business Plan’’) and the making of a number of senior appointments, thereby creating a new senior management team.
     The Viatel Business Plan was the product of a detailed commercial and strategic review undertaken by a team headed up by Lucy Woods shortly after her appointment. Its goal was to establish Viatel as a leading pan-European provider of managed IP services, with a focus on the sale and provision of IP connectivity and IP value-added services, with particular emphasis on the SME market. The Viatel Business Plan was adopted by the Board in August 2003. See “Item 4. Information on the Company – Viatel Business Plan” for a more detailed description of the Viatel Business Plan and of its development (in particular in the context of its refocusing on the UK retail market) since its initial adoption.
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
     Subsequent to the amendment of the Bye-Laws, and following discussions with a wide range of financial institutions both in the United Kingdom and the United States, the Company completed the April 2004 Financing with the Investors under which the Company received an amount of US$52.3 million by way of the sale and issuance of the 2004 Notes. Additional funding, in an aggregate amount of US$50.8 million has been provided by way of the further sale and issuance to certain of the Investors of the Senior Increasing Rate Notes. It is anticipated that pending an anticipated Refinancing, further interim financing will be made available through the sale and issuance of additional increasing rate senior notes, to be on substantially the same terms as each of the existing Senior Increasing Rate Notes. As previously noted, no assurance can however be given that such additional interim financing and/or the Refinancing will be completed. (See “Item 4. Information on the Company – Description of Certain Indebtedness – July 2005 Financing”, “– March 2006 Financing”, “– December 2006 Financing”, “– April 2007 Financing” and “– Amendment to Senior Increasing Rate Notes”).
     The following sets out the history of the Predecessor, a description of the Chapter 11 reorganization and its impact upon, in particular, the size and scope of the Predecessor’s business and a more detailed description of our business and its evolution following the Effective Date (including a description of the Viatel Business Plan). A detailed description is also provided as to the scope of, and certain of the conditions attaching to, each of the Debt Financings.
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
Operations of the Predecessor as at the Filing Date

     Prior to the Filing Date, the Predecessor was the builder-operator-owner of pan-European, transAtlantic and metropolitan fiber-optic networks and a provider of advanced telecommunications products and services, including bandwidth, to corporations, carriers, ISP’s, applications service providers and storage network providers, primarily in Western Europe and North America.
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
     Under the Plan of Reorganization, the Company transferred 10,560,000 common shares of the Company, (representing 88% of the common shares of the Company issued in connection with the Plan of Reorganization), to VTL, in its capacity as Disbursing Agent, for distribution to holders of allowed general unsecured claims (Class 4). Additionally, under the Plan of Reorganization, 1,440,000 common shares of the Company were reserved for issuance upon exercise of incentive share options issued or issuable under the Company’s 2002 Equity Incentive Plan (the “Equity Incentive Plan”); see “Item 6. Directors, Senior Management and Employees – Equity Incentive Plan”.

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
Evolution of operations of Viatel since June 7, 2002
     Following an interim review, several months after the Effective Date, of performance against the business plan set forth in the Plan of Reorganization, we determined that we could realize only limited success by focusing solely on the wholesale bandwidth business given the then current market and economic environment.
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
     In furtherance of our entry into the retail sector, in March 2003, we acquired two recognized ISPs, Cybernet in Switzerland, and Netcom Internet Limited (“Netcom”) in the United Kingdom. The business and assets of Cybernet were purchased for a total consideration of EUR 2.7 million (approximately US$3.0 million). On March 7, 2003, we acquired 100% of the share capital of Netcom for an initial consideration of GBP 450,000 (approximately US$890,000), with a further GBP 200,000 (approximately US$390,000) being paid by way of contingent consideration. As part of the Netcom transaction, Netcom’s dial customer base (customers who connect to the Internet using a modem) was transferred to Net Access and Netcom, re-named Viatel Internet Limited (“Viatel Internet”), continues to service that customer base through the provision of customer support services for a monthly fee
     On October 20, 2005 the Company announced that it had reached a conditional agreement to sell Cybernet to Swisscom Fixnet AG (“Swisscom Fixnet”), a wholly-owned subsidiary of the Swiss incumbent PTO, Swisscom AG for US$12.0 million approximately. The sale was conditional in particular upon both the passing of a resolution of the Shareholders to approve the transaction and the obtaining of the approval of Swiss Merger Control authorities. The requisite Shareholders’ resolution was passed in accordance with Bye-Laws 76A(1) and 76A(3)(e) at a Special General Meeting of the Company held in Zurich on November 22, 2005, while the approval of the Swiss Merger Control authorities was obtained on March 14, 2006. Copies of the notice and circular sent to the Shareholders in relation to the Special General Meeting were filed with the U.S. SEC as exhibits to the Form 6-K of the Company dated October 11, 2005 (the “October 11 6-K”). Such exhibits to the October 11 6-k are hereby incorporated by reference in this Form 20-F. Completion of the sale of Cybernet occurred on March 21, 2006 and the related Share Purchase Agreement was filed as an exhibit to the 2005 20-F and is hereby incorporated by reference in this Form 20-F.
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
Sales and Marketing
          Since the initial implementation of the Viatel Business Plan, strong retail sales in the UK have led to even greater emphasis being placed on the development of the UK retail strategy and product set. This sales performance has continued into 2006 resulting in a 60% increase in UK retail revenue by comparison to UK retail revenue for 2005. As a result of such further growth, additional resources were allocated in 2006 to the UK retail sales channels to improve the Company’s service delivery and fault management capabilities so as to enable us to support the increased business volumes.
          Regarding the Company’s wholesale activity, prior to 2006 and, in particular, the conclusion of the Global Voice Transaction, sales efforts in this area had been scaled down in response, notably, to a perceived over-supply of capacity in the market and our inability to match market pricing at acceptable margins. Following the conclusion of the Global Voice Transaction, a revised wholesale business strategy was developed, designed in particular both to maximise the new market opportunities that we believe are available to the Company through the acquisition from Global Voice of metropolitan network assets, and to offer competitive market pricing for our wholesale product set; the ability to offer competitive pricing being dependent, in large part, on our investment in new backbone electronics. The revised business strategy (the “Revised Wholesale Strategy”) and related network investment proposal was approved by the Board on December 7, 2006.
     Further description is provided below as to the Company’s retail and wholesale sales activity, including the Revised Wholesale Strategy.
Retail
     Viatel offers the following principal business retail services: (1) managed connectivity services, including DIA and xDSL connectivity, allowing us to offer to our customers a variety of different connection speeds and contention ratios; (2) managed hosting and co-location services, allowing customers to outsource the hosting of their websites and IT applications; (3) managed security services, including the management of firewalls; (4) managed Internet Protocol VPN (“IPVPN”) and Ethernet services, providing cost-effective connectivity between customer sites; and (5) VoIP, providing, by reference to traditional voice services using the public switched telephone network, potential substantial cost savings and enhanced functionality.
     A description of the services offered and/or being developed within each of these categories is set out below (in each case, listed by product name):
     The Viatel managed connectivity services include:
•	Dedicated Internet Access Broadband: an xDSL broadband service, with high performance and reliability, designed for the business user. This service is based on a 1-to-1 contention ratio (contention being defined as the number of organizations sharing the same bandwidth); in this way, the customer has effectively its own dedicated bandwidth, maximising service performance.

•	Business and Small Office Broadband: an xDSL shared broadband service aimed at small offices and people working from home.

•	“White label broadband”: an xDSL shared broadband service, retailed under the customer’s or another third party’s brand, offering email, web space and parental control if required.

•	L2TP xDSL: a service that allows third parties to access national shared and uncontended xDSL connectivity for the purpose of overlaying their own IP services, without the need for substantial upfront and ongoing interconnect costs.

•	Dedicated Internet Access: a high bandwidth leased line Internet access utilising our IP Network and worldwide peering agreements.
     The Viatel co-location and managed hosting services include:
•	Co-location: a managed service offering a flexible and cost-effective alternative to an in-house facility. Dedicated full and half racks are available and located in highly secure and monitored (on a 24 hour, 7 days a week basis) facilities in New York and across Europe.

•	Managed Hosting: a service available on RedHat, Linux and Windows operating systems. This service is a managed, dedicated web and Internet applications hosting solution for business customers. Such applications could be a web site, an e-business platform or an SAP application. This service is again located in a highly secure and monitored (on a 24 hour, 7 days a week basis) facility.
     The Viatel-managed security devices include:
•	Managed Firewall: a fully managed and dedicated firewall solution. A firewall is a set of hardware and software components used for the protection of a network from unauthorised access. Firewalls might be located in the customer’s premises for DIA and broadband connectivity or in Viatel’s data centre for managed hosting customers and to secure centralised Internet access from an IPVPN.

•	Managed Anti Spam & Anti Virus: an e-mail scanning service based on a three tier architecture that blocks spam and viruses transmitted over the Internet before reaching the customer network.
     The Viatel IPVPN and Ethernet services include:
•	Viatel Managed IPVPN: a secure, cost effective communications service utilising a virtual IP network and allowing customers connectivity between sites, remote workers, business partners and their own customers. If customers wish to manage their own site equipment, they can choose a “wires only” option.

•	Site-to-Site IPVPN: an IPVPN service that allows customers to access private data, such as company information, across a public or shared network. The Viatel IPVPN offering takes advantage of a number of access technologies, such as xDSL, leased line and Ethernet. The service uses the Company’s MPLS (MultiProtocol Label Switching) network.

•	Remote IPVPN: a service that allows customers with a distributed workforce to access company data and systems, such as order entry and work-flow management. An international roaming service option is also available.

•	Viatel Ethernet: a high bandwidth, flexible service to enable customers to run data intensive or real time applications between sites; the service is often used between data centres and as part of a business continuity solution, such as for data replication and storage.
     The Viatel VoIP services include:
•	Viatel IP Voice: comparable to a traditional voice access line service, but routed over cost effective IP connections based on a range of access technologies such as broadband, leased lines and Ethernet. We provide the IP connection and a variety of gateways to IP enabled existing customer equipment.

•	Viatel Hosted IP Voice: a fully managed, bundled telephony solution, including IP enabled phones, connectivity and private branch exchange “PBX” functionality such as call forwarding and voice mail.

•	Viatel VoIP VPN: a single, secure VPN network for integrated voice and data traffic between customer sites and remote workers, helping to reduce costs and improve efficiency.
     The retail sales teams are divided into two channels: direct and indirect. The direct channel comprises telesales and field executives who sell direct to end business customers, while the indirect channel sells through or with partners/resellers, who in turn sell to corporate customers. 2006 has again seen a significant increase in sales activity through the indirect channel, with the channel accounting, on average, for approximately one-half of monthly sales in 2006 as compared to approximately 15% as at the end of 2005.
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
     The Viatel connectivity services include:
•	Leased Line: an end-to-end, managed, fully redundant international private wire service that uses the European Network. The service is provided at varying speeds and uses synchronous digital hierarchy (“SDH”) transmission technology.

•	Wavelengths: a service offering greater speed, flexibility and more bandwidth utilization allowing carriers, ISPs and large corporate customers, effectively, to design and operate their own networks.

•	GigaBit Ethernet: High speed transmission service at 1 G/bit and 10 G/bit capacities delivered over SDH or Wavelengths. These services enable customer data processing or networking equipment to communicate over long distance using familiar and less expensive equipment interfaces used more commonly within a building or campus environment. Service routes can be protected or unprotected.

•	IP transit: services where, starting with our own network’s IP backbone and then, by purchasing global IP transit from a number of carefully selected partners, we are able to offer our customers cost-effective connectivity to worldwide IP domains.
     The Viatel infrastructure services include:
•	Dark Fiber: we offer dark fiber to customers that may wish to make the requisite capital investments in order to carry traffic over fiber. We may also make available to our customers, in selected locations and facilities, certain ducts on either an outright sale or leased basis.

•	Co-location: services normally provided as ancillary to the aforementioned dark fiber services. These services allow our customers, who connect directly to our network, to install and operate their equipment in our co-location facilities. A range of additional services are also offered such as dedicated racks and secure cages designed to allow increased security and remote monitoring of customers’ applications co-located at the facility. These facilities are available in data centres across Europe and in New York.
     While new customer acquisitions were made in 2006, the wholesale market remains one characterized by aggressive price competition. The Company’s Revised Wholesale Strategy, as approved by the Board in December, 2006, was predicated in part upon the Company’s ability to offer market competitive pricing through investing in new electronic equipment designed to reduce the Company’s cost base. The first phase of the Board approved investment was implemented in January, 2007 with the Company contracting with Huaweiuk UK for the supply and installation of DWDM equipment, (see “Item 4. Information on the Company – The European Network”). The DWDM system, now installed on an existing fiber ring on the European Network connecting London, Amsterdam, Frankfurt, Dusseldorf and Paris, has enabled the Company to sell, at market competitive pricing, the 2.5Gbit/s and 10Gbit/s wavelength services increasingly sought by customers in preference to the traditional services such as STM1, STM4, STM16 and STM64, as well as (on certain sections of the European Network) a Gigabit Ethernet service. In connection with the roll-out of the Revised Wholesale Strategy, additional sales support has been recruited in Germany, The Netherlands, France and the UK. Active marketing of the Viatel wholesale product portfolio using the upgraded European Network commenced in March 2007; all marketing is being carried out under the new VTLWavenet brand name, as more fully described under the Form 6-K of the Company dated February 27, 2007.
Segmental Revenue
     The Company’s sole operational activity relates to the provision of telecommunications services. The Company’s management uses financial data internally to make operating decisions and to assess performance based upon its two principal activities of retail and wholesale services. Following the adoption of the Viatel Business Plan in August 2003 the Company has reported revenue data separately for these two activities, retail and wholesale. It has not been possible to allocate certain costs of sales, nor selling, general and administration costs between the activities.
     The revenue generated by segment and geographic location of customers is as follows:
US$’000

	Year ended	Year ended	Year ended
	December	December 31,	December 31,
	31, 2006	2005	2004
Total Retail Business — United Kingdom	25,207	15,361	9,600

United Kingdom	1,874	1,369	960
Switzerland	440	330	373
Western Europe	4,605	2,290	2366
North America	1,341	1,209	676

Total Wholesale Business	8,260	5,198	4,375

Total Revenue — Continuing Operations	33,467	20,559	13,975

     In the year ended December 31, 2006 revenue from customers located in the United Kingdom represented 81% (2005 — 81%, 2004 — 76%) of total revenue. No other country represented greater than 10% of total revenue in 2006, 2005 or 2004.
The European Network

          The European Network is a high-capacity fiber optic network connecting 19 cities and traversing the UK, France, Germany, The Netherlands, Belgium and Switzerland. This long-haul network has at least 48 fibers installed throughout, with between 72 and 96 fibers (in most terrestrial segments) and 48 fibers in the two submarine segments. Under the terms of the Global Voice Transaction, the Company has, on certain sections of the European Network, effectively disposed of its interest in one-half of the fibers. See “Item 4. Information on the Company – Global Voice Transaction”.
     The European Network employs ring configurations and self-healing SDH systems to provide high reliability and redundancy. The network is equipped with technologically advanced fiber and optical transmission systems, and consists of a uniform configuration of DWDM electronics and Lucent Technologies fiber optic cable on terrestrial routes.
          As part of the network investment agreed in connection with the approval of the Revised Wholesale Strategy (see “Item 4. Information on the Company – Sales and Marketing – Wholesale”), the Company installed additional DWDM equipment, from Huawei UK as referred to above, on sections of the European Network connecting London, Amsterdam, Frankfurt, Dusseldorf and Paris. The equipment, called OptiX BWS 1600G (“1600G”), provides a long-haul DWDM capability with the ability to support up to 80 wavelengths running at speeds of up to 80 Gbit/s per wavelength. In addition to the backbone deployment, additional equipment, called OptiX Metro6100 (“6100”) was deployed in 15 metro sites across London, Amsterdam, Frankfurt and Paris. The 6100 provides Viatel with the ability to multiplex, transport and switch high speed data services for our customers. Like the 1600G, the 6100 is a high capacity device and can support up to 400Gbit/s of customer traffic.
          The equipment deployed has significantly reduced the Company’s cost base allowing us to price competitively in the market place.
     The submarine segments of our network are located in the North Sea (Lowestoft – Zaandvoort) and the English Channel (Pevensey Bay – Cayeux-sur-Mer), providing a ring topology to the European Network. These segments were built using Alcatel armoured cable comprising Sumitomo fiber.
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
     The European Network potentially remains a major long term asset of the Company. However, in recent years, the opportunities for commercial exploitation of the network, in particular through the sale of capacity to the wholesale carrier market, have been limited. The Global Voice Transaction, described in further detail below, has extended the footprint of the European Network through the contribution of metropolitan network assets. This enhanced network reach, together with the cost benefits associated with the investment in the Huawei DWDM system, has facilitated the Company’s renewed activity in wholesale market through the implementation of its Revised Wholesale Strategy. However, at this time the European Network currently does not, in itself, generate sufficient revenues to meet its current operating costs. A large proportion of these operating costs relate to ongoing maintenance charges and the fees charged, in France, by public authorities and other entities for ROW. We are currently in legal proceedings disputing the level of the ROW charges we pay in France. See “Item 8. Financial Information – Legal Proceedings” and footnote 11 to the consolidated financial statements in this Form 20-F.
     In addition to the renewed sales activity, we continue to investigate transactional opportunities to realise value from the European Network assets. This activity has, more recently been focused on attracting additional third party capital investment. Discussions in this regard are currently being undertaken with a number of parties – in some cases involving transactions designed to maximise the use by potential purchasers/investors of tax losses associated with the ongoing operations and/or tax attributes of the network assets.
Global Voice Transaction
     The Company agreed terms in June 2006 for the effective transfer to Global Voice (and/or various Global Voice group companies) of various assets comprised in the European Network, such terms being set out in a Master Network Lease and Sale Agreement, a Network Operational Agreement and related documentation (together “the GV Transaction Documents”). The transaction was approved by the Shareholders by the adoption of a resolution in accordance with Bye-Laws 76A(1) and 76A(3)(e) at a Special General Meeting of the Company held on June 7, 2006. Copies of the notice and the circular sent to the Shareholders in relation to the Special General Meeting were attached as exhibits to the Form 6-K of the Company dated May 23, 2006 (the “May 23 6-K”). Such exhibits to the May 23 6-K are hereby incorporated by reference in this Form 20-F. Completion of the Global Voice Transaction (“Completion”) occurred on June 21, 2006 and the Master Network Lease and Sale Agreement and the Network Operational Agreement were filed as exhibits to the 2005 20-F and are hereby incorporated by reference in this Form 20-F.
Relevant Assets
     On a country by country basis Global Voice acquired interests in the following assets:

     The Netherlands, Belgium and United Kingdom: The Company granted Global Voice a long-term lease (or nearest equivalent legal form permitted in the relevant jurisdictions) over one half of Viatel’s fiber and ducts in The Netherlands, Belgium and the UK for a term of 100 years (or such shorter period as Viatel is able to grant or which constitutes the economic life of the assets). These leased assets are the subject of put and call options by which, after a period of five years from Completion, the Company and Global Voice can require that Global Voice acquires absolute title (or such nearest equivalent legal form of ownership as Viatel is able to transfer) to such assets for a nominal sum.
     France: The Company granted an IRU to Global Voice over one-half of Viatel’s fiber along a route extending from the Belgian border to Paris, and then to Strasbourg, constituting approximately one third of the Company’s French network. The Company additionally granted (to the extent it is legally able to do so) Global Voice an option, for a nominal sum and again exercisable after a period of five years from Completion, to acquire title in/take a long term lease of the fibers subject to the IRU and one-half of the related duct infrastructure; a reciprocal option was granted to the Company to enable it to require Global Voice to purchase title/take a long term lease of such fibers and related duct infrastructure.
     Germany (PEN 3 network): Global Voice acquired all of the Company’s rights and interest in the assets on the former un-lit German stretch of the European Network known as “PEN 3”. The PEN 3 infrastructure, at the time of acquisition, was not operational and accordingly customary warranties, in particular as to fitness for purpose and use, were excluded from the transaction documents.
     Germany (PEN 2 network): The Company granted Global Voice a sub-lease of one-half of the fibers currently located within duct space leased from Gasline on the operational “PEN 2” network, the term of such sub-lease being for the remaining 23 years (approximately) of the principal lease with Gasline. The Company additionally granted Global Voice a long-term lease and option to acquire title (or such nearest equivalent legal form of ownership as Viatel is able to transfer) in one-half of the Company’s ducts and fibers on the northern part of its Frankfurt ring. In relation to the southern part of the Frankfurt ring, the Company granted a long-term lease of one-half of the ducts and cables with an option to acquire title (or such nearest equivalent legal form of ownership as Viatel is able to transfer) in one-half of the fibers. Again, the relevant options will be exercisable after a period of five years from Completion, and reciprocal options were granted to the Company to enable it to require Global Voice to acquire title (or such nearest equivalent legal form of ownership as Viatel is able to transfer) in the relevant ducts and fibers.
     It is generally the responsibility of Global Voice to install appropriate electronic and other equipment to activate or “light” the fiber assets referred to above. By way of exception to this, the Company agreed to provide Global Voice with certain “lit” capacity through allocating to it a specified number of capacity slots (from 20x Els to 1 x STM16) in eight cities on the European Network. The installation, ongoing support, cost of equipment and transmission cards is all for the account of Global Voice.
     The Company additionally transferred to Global Voice the benefit of the revenues arising under certain specified wholesale customer contracts; by reference to May 2007 revenues, this currently represents an annual revenue stream of approximately €1.7 million (US$2.0 million approximately). The Company continues to provide the operational services required to support such customer contracts; Global Voice is, however, liable for the charges that the Company incurs in respect of the lease of third party circuits or other connectivity or equipment required in this regard.
Consideration Paid to the Company
     The consideration comprised:
•	a cash payment of €18.5 million (US$23.7 million approximately) net of all applicable taxes;

•	title (or such nearest equivalent legal form of ownership as Global Voice is able to transfer) to five fiber pairs in the Global Voice metropolitan networks in 6 European cities (Amsterdam, Utrecht, Rotterdam, Frankfurt, Hamburg and Dusseldorf);

•	title (or pending its ability to convey such title, an IRU) to five fiber pairs in the Global Voice metropolitan network in London, such commitment to be effective as from January 2, 2007;

•	preferential pricing from Global Voice for up to two additional fibers on all of Global Voice’s current metropolitan networks – covering in total 14 European cities and, where available, on all future metropolitan networks constructed by Global Voice;

•	preferential pricing from Global Voice for access to specified buildings directly connected to Global Voice’s metropolitan networks;

•	an indefeasible right of use for twenty years in three fiber pairs on each section of the PEN 3 network, as and when such sections are made operational by Global Voice;

•	access to additional buildings on the Global Voice network at cost plus 15 percent; and

•	from the first anniversary of Completion, a contribution of one-half of the operating costs with respect to those sections of the European Network on which Global Voice acquired an interest.
Operational Issues
     Each of the Company and Global Voice have granted to the other certain rights to access their respective networks for the purpose of, in particular, maintaining and interconnecting the transferred network assets. Such rights of access are subject to appropriate procedures designed to protect the security and integrity of each network. In return for Global Voice’s commitment, as referred to above, to contribute to the ongoing costs of the European Network, the Company has additionally undertaken to continue to support the maintenance of the telecommunications facilities being made available to Global Voice. The overall management of any issues regarding the interface of the respective networks is subject to the supervision of an operations committee, chaired by a Viatel representative.
     The Company has additionally granted Global Voice a licence and/or sublease (to the extent it is legally able to do so) providing Global Voice with the right to access and occupy up to one-half of available space in the sites occupied or used by the Company at points of presence, multi-optical repeater stations and regeneration sites on those sections of the European Network on which Global Voice acquired an interest.
Impact of Global Voice Transaction
     As has been noted, (see “ Item 4. Information on the Company – Sales and Marketing – Wholesale and – European Network”), the contribution of the Global Voice metropolitan network assets together with the investment in Huawei DWDM has facilitated, in part, Viatel’s renewed activity in the wholesale market. Further, the contribution of Global Voice to operating costs is expected to reduce the Company’s cost liability associated with the European Network.
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
     The April 2004 Financing documentation and a related press release announcing the signing of the April 2004 Financing documentation were furnished to the U.S. SEC on the April 28 6-K and a Form 6-K of the Company dated April 21, 2004 respectively and are hereby incorporated by reference in this Form 20-F.
     Subsequent to the closing of the April 2004 Financing, Morgan Stanley assigned, as at June 10, 2004, US$350,000 of their 2004 Notes to Ahab Partners, L.P., who in turn, as at August 2004, assigned US$350,000 of 2004 Notes to two individuals as follows: (1) John Colton: US$250,000; and (2) Francis Williams: US$100,000. As at April 2006, Wayland Distressed Opportunities Fund I-A, LLC assigned all of the 2004 Notes (together with all additional notes paid by way of interest on the 2004 Notes) issued in their name to Wayland Distress Opportunities Fund I-B, LLC.
     Interest on the 2004 Notes is 8% per annum, to be compounded and payable semi-annually in January and July of each year by way of additional notes or, at the Company’s option, in cash. As at January, 2007 the Company has issued US$12.5 million principal amount of additional convertible notes by way of interest.
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
     It was a condition of the April 2004 Financing that our Chief Executive Officer, Lucy Woods, enter into an employment agreement on terms satisfactory to the Investors and that she also participate in the April 2004 Financing through the purchase of 2004 Notes in an aggregate principal amount of US$250,000. It is in turn a condition of Mrs. Wood’s employment agreement that to the extent Mrs. Woods were to receive a cash bonus during the first two years of the term of her employment agreement, such cash bonus was to be reinvested in the Company in the form of 2004 Notes, up to a maximum of US$270,000. For each such year Mrs Woods received no cash bonus. The Board did however approve a contribution to the discretionary Employee Benefit Trust (“EBT”) See “Item 6. Directors, Senior Management and Employees – Equity Incentive Plan and Employee Benefit Trust” of 2004 Notes in an aggregate amount of US$270,000, with a recommendation that such contribution be allocated to the sub-fund established for the benefit of Mrs. Woods (and her family).
     It was also contemplated that, as soon as reasonably practicable after closing, there would be established an equity compensation plan for the benefit of senior management. In substitution of such plan, the Company offered to relevant senior management participation in a discretionary EBT, the terms of which were approved by resolution of the Board dated December 2004. Mrs. Woods accepted participation in the EBT in satisfaction of the Company’s obligations to establish an equity compensation plan under the terms of her employment agreement. See “Item 6. Directors, Senior Management and Employees – Employee Benefit Trust”.
     The Investors (with the exception of the individuals: John Colton, Francis Williams and Lucy Woods) comprise a group of U.S. financial institutions; one of these institutions, Morgan Stanley, itself beneficially owns approximately 15.2% of our ordinary shares. Two of the six serving non-executive Directors, Thomas E. Doster, IV and Iain Burnett, are senior executives of Morgan Stanley. Neither of these Directors were members of the financing committee previously established in connection with the April 2004 Financing nor are they members of the current Financing Committee and have recused themselves, to the extent they were then Directors, from any involvement on behalf of the Company in connection with any of the Debt Financings.
July 2005 Financing
     On June 23, 2005, the Company entered into definitive financing documentation with two of the Investors, Morgan Stanley and Värde who purchased July 2005 Senior Notes in an aggregate amount of US$16.0 million on July 1, 2005. Effective April 6, 2006, as a condition to its participation in the March 2006 Financing (see below), Stonehill purchased a pro rata portion of the July 2005 Senior Notes from Morgan Stanley.
     The July 2005 Financing documentation was filed as exhibits to the 2004 20-F and is hereby incorporated by reference in this Form 20-F.

     Interest on the July 2005 Senior Notes was initially 12% per annum, payable semi-annually on January and July of each year with the interest rate increasing by 0.5% per annum on each interest payment date, beginning on January 15, 2006. For the first year of issue up until June 30, 2006, it was provided for interest to be paid on the July 2005 Senior Notes by way of the issuance of additional July 2005 Senior Notes and that, as from July 1, 2006, interest would be payable in cash only; by a series of waivers the relevant Investors formally waived the event of default that would have arisen from any failure of the Company to make the July 1, 2006 interest payment in cash. Subsequently, and in connection with the December 2006 Financing, the relevant Investors agreed to amend the July 2005 Senior Notes allowing for the Company to continue to satisfy interest payments due up until January 15, 2007 through the issuance of additional July 2005 Senior Notes; as previously noted, under the terms of the Amendment, the maturity date of the July 2005 Senior Notes has been extended from July 1, 2007 to July 1, 2008. The Amendment additionally provided for the Company to be able to satisfy future interest payments until July 1, 2008 through the issuance of additional July 2005 Senior Notes. As at January 15, 2007 the Company had issued approximately US$3.3 million principal amount of additional senior secured notes by way of interest on the July 2005 Senior Notes.
     The July 2005 Senior Notes rank senior to all subordinated debt of the Company (including the 2004 Notes) and pari passu with all senior debt of the Company. Under the terms of the July 2005 Financing, the holders of the 2004 Notes have agreed to subordinate their 2004 Notes to the July 2005 Senior Notes.
March 2006 Financing
     On March 14, 2006, the Company completed a third round of debt financing with three of the Investors, Morgan Stanley, Värde and Stonehill. The March 2006 Financing involved the sale and issuance of March 2006 Senior Notes in an aggregate amount of US$8.8 million. Under the terms of the March 2006 Financing, Stonehill purchased March 2006 Senior Notes subject to its purchasing a share of the July 2005 Senior Notes from Morgan Stanley. This resulted in Morgan Stanley assigning US$306,220 of its principal amount of July 2005 Senior Notes to Stonehill.
     The March 2006 Financing documentation was filed as exhibits to the 2005 20-F and is hereby incorporated by reference in this Form 20-F.
     Interest on the March 2006 Senior Notes was initially 12.5% per annum, payable semi-annually on January and July of each year with the interest rate increasing by 0.5% per annum on each interest payment date, beginning on July 15, 2006. Up to and including June 30, 2006, it was provided for interest to be paid on the March 2006 Senior Notes by way of the issuance of additional March 2006 Senior Notes and that as from July 1, 2006, interest would be payable in cash only; by a series of waivers, the relevant Investors formally waived any event of default that would have arisen from the failure of the Company to make the July 1, 2006 interest payment in cash. Subsequently, and in connection with the December 2006 Financing, the relevant Investors agreed to amend the March 2006 Senior Notes allowing for the Company to continue to satisfy interest payments due up to the January 15, 2007 interest payment date through the issuance of additional March 2006 Senior Notes; as previously noted, under the terms of the Amendment, the maturity date of the March 2006 Senior Notes has been extended from July 1, 2007 to July 1, 2008. The Amendment additionally provided for the Company to be able to satisfy future interest payments until July 1, 2008 through the issuance of additional March 2006 Senior Notes. As at January 15, 2007 the Company had issued approximately US$1.0 million principal amount of additional senior secured notes by way of interest on the March 2006 Senior Notes.

     The March 2006 Senior Notes are substantially in the same form as the July 2005 Senior Notes and rank senior to all subordinated debt of the Company (including the 2004 Notes) and pari passu with all senior debt (including the July 2005 Senior Notes) of the Company. Under the terms of the March 2006 Financing, as under the July 2005 Financing, the holders of the 2004 Notes have agreed to subordinate their 2004 Notes to the March 2006 Senior Notes.
December 2006 Financing
     On December 21, 2006, the Company completed a fourth round of debt financing with three of the Investors, Morgan Stanley, Värde and Stonehill. The December 2006 Financing involved the sale and issuance of December 2006 Senior Notes in an aggregate amount of US$13.0 million.
     The December 2006 Financing documentation is filed as exhibits to this Form 20-F filing.
     Interest on the December 2006 Senior Notes is initially 12.75% per annum, payable semi-annually on January, 2007 with the interest rate increasing by 0.5% per annum on such interest payment date until maturity. Up to January 15, 2007, interest was to be accrued on the December 2006 Senior Notes by way of additional December 2006 Senior Notes. Under the terms of the Amendment, the maturity date of the December 2006 Senior Notes has been extended from July 1, 2007 to July 1, 2008. The Amendment additionally provided for the Company to be able to satisfy future interest payments until July 1, 2008 through the issuance of additional December 2006 Senior Notes. As at January 15, 2007 the Company had issued approximately US$0.1 million principal amount of additional senior secured notes by way of interest on the December 2006 Senior Notes.
     The December 2006 Senior Notes are substantially in the same form as the July 2005 Senior Notes and the March 2006 Senior Notes and rank senior to all subordinated debt of the Company (including the 2004 Notes) and pari passu with all senior debt (including the July 2005 Senior Notes and the March 2006 Senior Notes) of the Company. Under the terms of the December 2006 Financing, as under the July 2005 Financing and the March 2006 Financing, the holders of the 2004 Notes have agreed to subordinate their 2004 Notes to the December 2006 Senior Notes.
April 2007 Financing
     On April 3, 2007, the Company completed a fifth round of debt financing with three of the Investors, Morgan Stanley, Värde and Stonehill. The April 2007 Financing involved the sale and issuance of April 2007 Senior Notes in substantially the same form as the July 2005 Senior Notes, the March 2006 Senior Notes and the December 2006 Senior Notes in an aggregate amount of US$13.0 million.
     The April 2007 Financing documentation is filed as exhibits to this Form 20-F filing.
     Interest on the April 2007 Senior Notes is initially 12.75% per annum with interest on the April 2007 Senior Notes being payable semi-annually on July 15, 2007 and January 15, 2008 with the interest rate increasing by 0.5% per annum on each such interest payment date until maturity. Under the terms of the Amendment, the maturity date of the April 2007 Senior Notes has been extended from July 1, 2007 to July 1, 2008. The Amendment to the Senior Increasing Rate Notes additionally provided for the Company to be able to satisfy future interest payments until July 1, 2008 through the issuance of additional April 2007 Senior Notes.

     The April 2007 Senior Notes are substantially in the same form as the July 2005 Senior Notes, the March 2006 Senior Notes and the December 2006 Senior Notes, mature at the same time in July 2008 and rank senior to all subordinated debt of the Company (including the 2004 Notes) and pari passu with all senior debt (including the July 2005 Senior Notes, the March 2006 Senior Notes and the December 2006 Senior Notes) of the Company. Under the terms of the April 2007 Financing, as under the July 2005 Financing, the March 2006 Financing and the December 2006 Financing, the holders of the 2004 Notes have agreed to subordinate their 2004 Notes to the April 2007 Senior Notes.
Regulation
     Telecommunications services in the European Union are subject to the e-Communications Framework which came into force in July 2003. The principal elements of the e-Communications Framework are set out in the following EU Directives: (1) the Universal Service Directive; (2) the Access and Interconnection Directive; (3) the Authorisation Directive; and (4) the Framework Directive. These EU Directives (and related legislation/regulation) are intended in part to reduce regulation where possible, while introducing a common concept of market dominance, so as to identify those operators that might be considered as having “Significant Market Power” or “SMP”, and consequently for whom more stringent regulation might be appropriate.
     Our activities in Europe are subject to these rules and regulations and to any other national rules and regulations governing telecommunications. Such rules and regulations are administered and enforced by the applicable NRAs in each country in which we operate. The level of regulation and the rights that attach to a license (where a license is required) or to general authorizations related to telecommunications and other electronic communications vary in each country. In each European Union country in which we operate, we are not considered, as a company, to have SMP and are not therefore generally subject to the more stringent regulation that might otherwise be applied by NRAs.
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
     In the United States, our services are subject to the provisions of the Communications Act of 1934 and the regulations of the Federal Communications Commission (“FCC”). The Company has obtained an authorization pursuant to Section 214 of the Communications Act of 1934, as amended, 47 U.S.C. § 214. This allows us to provide common carrier communications services between the United States and a foreign point. VTL, Inc., VTL-TP (Bermuda) Limited and VTL Wavenet Limited, all wholly-owned subsidiaries of the Company, have notified the FCC that they will provide facilities–based international services under this authorization.
     Regulators in the European Union countries in which we operate are as follows: (1) OFCOM, in the United Kingdom; (2) l’Autorité de Régulation des Communications électroniques et des Postes (“ARCEP”), in France; (3) the Bundesnetzagentur (“BNETZA”), in Germany; (4) the Onafhankelijke Post en Telecommunicatie Autoriteit (“OPTA”), in The Netherlands; and (5) the De

Belgische regulator voor de postdiensten en de telecommunicatie (“BIPT”), in Belgium. In Switzerland, there is no single regulatory body; however, telecommunications regulation is determined by the provisions of the Telecommunications Act (Fernmeldegesetz or “FMG”) and is overseen by the Federal Office of Communications, the government department responsible for telecommunications and broadcasting. In addition, the Swiss Federal Communications Commission is an extra-parliamentary body responsible for the assignment of telecommunications licenses and approval of national frequency and numbering plans.
Organizational Structure
          Commencing on the Effective Date, a series of share transfers were made whereby the European Subsidiaries become wholly-owned, direct or indirect, subsidiaries of the Company. The following tables set out our active subsidiaries as at May 31, 2007:

		Ownership by Viatel Holding
Name of Subsidiary	Jurisdiction of Incorporation	(Bermuda) Limited

VTL-TP (Bermuda) Limited	Bermuda	100%
Viatel Holding (Europe) Limited	England and Wales	100%
Viatel Operations SA(1)	France	100%
Viatel Belgium NV	Belgium	100%
VTL, Inc. (2)	US	100%
Viatel Broadband Limited	England and Wales	100%

Name of Subsidiary	Jurisdiction of Incorporation	Ownership by VTL, Inc.

Viatel Belgium Limited	England and Wales	100%
VTL (UK) Limited	England and Wales	100%
Viatel Circe Assets Limited	England and Wales	100%

		Ownership by Viatel Holding
Name of Subsidiary	Jurisdiction of Incorporation	(Europe) Limited

Viatel Equipment Limited	England and Wales	100%
VTL Wavenet Limited	England and Wales	100%
Viaphone AG	Switzerland	100%
Viatel Global Communications B.V.	The Netherlands	100%
Viatel German Asset GmbH	Germany	100%
VTL Telecom GmbH	Germany	100%

		Ownership by VTL (UK)
Name of Subsidiary	Jurisdiction of Incorporation	Limited

Viatel Internet Limited	England and Wales	100%

		Ownership by Viatel Global
Name of Subsidiary	Jurisdiction of Incorporation	Communications B.V.

Viafoperations Communications B.V.	The Netherlands	100%

(1)	It is a requirement of French law that there be 7 shareholders of a corporation organized as a société anonyme (SA). The minority shares in Viatel Operations SA are held by each of 6 nominee shareholders.

(2)	As from January 6, 2003.

(3)	Prior to January 12, 2004, known as Netcom Internet Limited.
Property, Plant and Equipment
     The European Network and related telecommunications facilities and equipment sites comprise our principal properties. The information contained in this section regarding such properties reflects the divestments made by the Company under the terms of the Global Voice Transaction. See “Item 4. Information on the Company – Global Voice Transaction”.
     We maintain telecommunications facilities in certain premises in which many telecommunications companies also lease facilities. These include our facilities at 60 Hudson Street, New York, Telehouse North and Telehouse East, both in London and also Telehouse Paris. We lease offices in Egham, UK, which include the NOC and our principal executive offices. We also maintain the DRC, a backup network operations center in Telehouse North, London.
     In addition, we maintain co-location facilities, regeneration sites, repeater (or modular optical repeater) sites and points of presence in the countries through which our network runs. We also have approximately 49,000 square feet of equipment room space. The majority of these European locations have leases signed for a minimum term of 20 years, including renewal options for subsequent 5-year periods. These leases have been structured in a way so as to limit the risk of relocation. It is anticipated that prior to termination of any of the leases, we will be able to renew such leases or make other suitable arrangements. As at June 29, 2007, final agreement is yet to be reached with respect to the renewal of the lease of the Company’s premises at 60 Hudson Street, New York, such that the premises are currently leased by the Company on a month to month basis.
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
     Set forth in the table below are details of the various leasehold interests held by the Company as at June 23, 2007. References to “POP”, “REGEN”, “MOR”, “COLO” and “ROOF SITE” are references to a point of presence, a regeneration site, a modular optical repeater sit, co-location space and microwave antennae site, respectively.

Total Equipment or Facility Area
Property name	Site Type	(leased total area may be larger)
ESSEN (BELGIUM)	REGEN	15 sqm
LEERS-NORD	REGEN	1 Rack
LIEGE	REGEN	15 sqm
ANTWERP WOMMELGEN	MOR	15 sqm
HASSELT	REGEN	15 sqm
ANTWERP BELIEWEG (ALASKA)	MOR	15 sqm
GENT (MERELBEKE)	MOR	15 sqm
GENT (BRUGGE)	REGEN	15 sqm
LEUVEN	STORAGE (Potential future POP)	200 sqm
ESTAMPUIS	MOR	15 sqm
TOURNAI	REGEN	15 sqm
MONS	REGEN	15 sqm
CHARLEROI (CHATELET)	REGEN	15 sqm
ANTWERP VOSVELD 20	STORAGE (Potential future POP)	100 sqm offices – 620 sqm tech
BRUSSELS MIDI (RUE DE France)	POP	95 sqm
ANTOING	REGEN	15 sqm
NAMUR	REGEN	15 sqm
BRUSSELS TOLL-LAAN	POP/OFFICE	450 sqm
KORTRIJK	REGEN	15 sqm
AVIGNONET (LAURAGAIS)	MOR	15 sqm
PARIS AUBERVILLERS CEDEX (VICTOR-HUGO)	RACK SPACE	room 12, 1 rack
AVAILLES-EN-CHATERELLAULT	MOR	15 sqm
LYON (RUE GEORGE MARANNE) 2	POP	16 sqm
L’ISLE ADAM (MOURS) (A16)	MOR	15 sqm
PARIS AUBERVILLIERS CEDEX (GARDINOUX)	POP	1 600 x 600 rack
AZY-SUR-MARNE (NOGENT L’ARTAND)	MOR	15 sqm

Total Equipment or Facility Area
Property name	Site Type	(leased total area may be larger)
MEAUX	MOR	15 sqm
BORDEAUX (MERIGNAC)	POP	1267 sqm
CAYEUX-SUR-MER	REGEN	150 sqm
CAZAN (VERMEGUES)	MOR	25 sqm
CHAROLLES (LP2) (VENDENESSE)	MOR	25 sqm
CONDE-SUR-MARNE	REGEN	15 sqm
CORBEIL (ESSONNES) (LP7)	MOR	25 sqm
COURRIERES	MOR	15 sqm
BIACHES (PERONNE) #1	REGEN	25 sqm
BOURBON (LP3)	MOR	25 sqm
BELLEVILLE (LP1) (MONTMERLE)	MOR	25 sqm
BON-ENCONTRE	MOR	25 sqm
FOS-SUR-MER	MOR	25 sqm
BLOIS	MOR	25 sqm
GRISOLLES	MOR	25 sqm
BLANZAY	MOR	25 sqm
MEILHAN SUR GARONNE	MOR	25 sqm
LAVOURS (LG2)	MOR	25 sqm
BRIARE (LP5)	REGEN	25 sqm
ST MARTIN-DE-BRETHENCOURT	MOR	25 sqm
THOUROTTE	MOR	15 sqm
SOUPPES-SUR-LOING (LP6)	MOR	25 sqm
PICHEGU (ST GILES) (MARNEGA)	MOR	25 sqm
PARIS LA DEFENSE (COURBEVOIE)	POP	215 sqm
POILHES	MOR	25 sqm
MONTFAUCON (CADEROUSSE)	REGEN	25 sqm
TOULOUSE	POP	816 sqm
ARTENAY (ORLEANS)	POP	25 sqm
REVIGNY-SUR-ORNAIN (CONTRISSON)	MOR	15 sqm

Total Equipment or Facility Area
Property name	Site Type	(leased total area may be larger)
SAULT BRENAZ (LG1)	MOR	25 sqm
SETE (MONTPELLIER)	REGEN	25 sqm
AMIENS (PARC D’ACTIVITIES)	POP	750 sqm warehouse + 5 car parks
ST CHRISTOPHE-DE-DOUBLE	MOR	25 sqm
STRASBOURG	POP	500 sqm
NEVERS (LP4)	MOR	25 sqm
MONTELIMAR (SAULCE SUR RHONE)	MOR	25 sqm
MARSEILLETTE	MOR	25 sqm
XOUAXANGE (HESSE)	MOR	15 sqm
NANCY RUE JAURES	POP	500 sqm
NAMBSHEIM (BS1)	MOR	15 sqm
NERSAC	MOR	25 sqm
PARIS 35 RUE DES JEUNEURS – BASEMENT (BASTILLE)	POP	97 sqm
ANDANCETTE	MOR	25 sqm
PARIS 35 RUE DES JEUNEURS – 2ND FLR (BASTILLE)	POP/OFFICE	50 sqm
VERETZ (TOURS)	MOR	25 sqm
PARIS 38 RUE DES JEUNEURS – 4TH	POP	3 RACKS
PARIS 35 RUE DES JEUNEURS – 3RD FLR (BASTILLE)	POP/OFFICE	270 sqm
TROUSSEY (VILLOROY SUR MEHOLLE)	MOR	15 sqm
DUSSELDORF IN DER STEELE 29	POP	1 600 x 800 Cabinet
DERNBACH	MOR	15 sqm
DUSSELDORF HALLE CONNECTAPARK	POP	900 sqm equipment room plus office
ELTEN	MOR	15 sqm
MANNHEIM	POP	600 sqm

Total Equipment or Facility Area
Property name	Site Type	(leased total area may be larger)
NAUROD	MOR	15 sqm
LINZ	REGEN	15 sqm
FRANKFURT 19 WEISSMULLERSTRASSE	POP	1 600 x 800 Cabinet
BERG LANGWIESE (GASLINE)	MOR	15 sqm
KAPPELLA (KAPPELLEN)	MOR	15 sqm
PORZ	MOR	15 sqm
FRANKFURT 90 KLEYERSTRASSE	MOR/OFFICE	45 sqm
AMSTERDAM SCHIPLUIDENLAAN (DELFLANDLAAN)	POP/OFFICE	450 sqm, 5 car park spaces (basement)
AMSTERDAM NIKHEF BUILDING	POP	1 rack
AMSTERDAM WORLD TRADE CENTRE	POP/OFFICE	182 sqm
AMSTERDAM HALFWEG	POP	200 sqm
AMSTERDAM 144 GYROKOOPWEG	POP	3 racks
AMSTERDAM 58 GYROKOOPWEG (INTERXION)	POP	1 rack
ZANDVOORT	REGEN	200 sqm
LEERSUM	MOR	15 sqm
ROTTERDAM ALBERT PLESMANWEG (SOERWEG 5B)	POP	200 sqm
WORLD FASHION CENTER (17th floor)	ROOF SITE	100 sqm on site
DOORN	MOR	10 sqm
OLTEN	MOR	50 sqm
BASEL	POP	4 racks
BERN	POP	50 sqm
EPENDES	REGEN	100 sqm
ZURICH 225 JOSEF STR	POP	2 racks
ZURICH 569 BADENEERSTRASSE	POP	810 sqm
ZURICH 560 SCHAFFHAUSERSTRASSE	POP/OFFICE	65 sqm

Total Equipment or Facility Area
Property name	Site Type	(leased total area may be larger)
GENEVA	POP	77 sqm
GENEVA (Rue de la Confederation 6)	POP	1 rack
LONDON PARK STREET	POP	1 rack
SNOW HILL	MOR	15 sqm
POLEGATE	REGEN	50 sqm (equipment room)
PEASE POTTAGE	MOR	35 sqm
PAKENHAM	MOR	15 sqm
MANCHESTER WILLIAMS HOUSE	POP	1 rack
LONDON TELEHOUSE NORTH	POP/OFFICE	243 sqm (2600 sq ft)
LONDON GLOBAL SWITCH	POP	1 rack 1 duct
EGHAM INBUCON HOUSE	POP/OFFICE/NOC	1405 sqm
LONDON 8 HARBOUR EXCHANGE (TELECITY 2)	POP	1 rack – ref 1 Z 18
LONDON TELEHOUSE NORTH (NETCOM)	POP	1 racks
LONDON BRICK LANE (INTERXION)	POP	1 x 600 x 600 rack
LONDON TELEHOUSE EAST	POP	3 racks
LONDON HOSTING CENTRE (PSINET)	POP	3 racks
LOWESTOFT	REGEN	250 sqm
BRACKNELL	OFFICE/POP	2,240 sqm
LONDON 7 HARBOUR EXCHANGE (REDBUS)	POP	1 rack 8th floor
LONDON BONNINGTON HOUSE (TELECITY 1)	POP	4 racks
NEW YORK 60 HUDSON	POP	550 sqm
FIBERNET BIRMINGHAM	POP	rack E11 (60cm x 60 cm)
FIBERNET COVENTRY	POP	rack A10
FIBERNET LEEDS 2	POP	rack D11
FIBERNET LEICESTER	POP	rack B10
FIBERNET READING	POP	rack D5

Total Equipment or Facility Area
Property name	Site Type	(leased total area may be larger)
FIBERNET EDINBURGH	POP	1 rack
LONDON GOSWELL ROAD	POP	1 rack
LONDON HEATHROW (ix Europe)	POP	1 rack
FIBERNET NORTHAMPTON	POP	1 rack
LONDON SOVEREIGN HOUSE (REDBUS)	POP	1 rack
LONDON BRAHAM ST (L3)	POP	1 rack
     Aggregated rental payments for the fiscal years 2006, 2005 and 2004 were approximately US$11.3 million, US$11.5 million and US$12.2 million respectively.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following discussion should be read in conjunction with our financial statements and the notes thereto included elsewhere in this
Form 20-F. The following discussion includes certain forward-looking statements. See “Forward Looking Statements” on page 2. For a discussion of important factors, see “Item 3. Key Information – Risk Factors”.
General
     The financial information presented in this section is derived from the audited consolidated financial information of the Company as at and for the years ended December 31, 2006, 2005 and 2004.
     The independent auditors’ report delivered to the Company in connection with its audited consolidated financial statements for the year ended December 31, 2006 and included in this Form 20-F contains an explanatory paragraph stating that the Company’s recurring net losses and its difficulty in generating sufficient cash flow to meet its obligations and sustain its operations raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements and the selected financial data do not include any adjustments that might result from the outcome of that uncertainty.
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
Revenue and Cost of Sales
     The Company derives its revenue from the sale of network connectivity, dark fiber, bandwidth and Internet-related services, specifically the sale of VoIP and other Internet value-added services, such as hosting, security and IPVPN. The revenues earned from these services comprise non-recurring revenues principally relating to the delivery of equipment and installation thereof and recurring revenues from ongoing telecommunications connectivity and operating and maintenance services. The typical term of a contract for retail services is between one and three years. For wholesale service contracts the term is typically between one and fifteen years.
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
     Capacity contracts relate to specific assets and are accounted for as operating leases as legal title does not pass to the customer. Revenue is recognized over the shorter of the estimated life of the assets and the term of the lease. Where legal title does transfer, the transaction is recognized as a sale of assets.
     Revenue from the delivery of equipment and installation thereof is recognized upon delivery of the equipment and completion of installation, which is deemed to be the date that the relevant service provision is deemed to commence. Revenues for Internet and network connectivity and operating and maintenance services are recognized as earned over the contractual term. When the Company’s services are bundled in a customer arrangement, the related fee is allocated to the multiple elements of the arrangement based on objective evidence of fair value.
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

     The impairment test applied to the European Network as of December 31, 2006 is based on business cash flow forecasts approved in December 2006 for the period through December 31, 2012.
Significant assumptions underlying the impairment test were:
•	the ability of the Company commercially to exploit (and gain additional revenue streams through) the additional metropolitan network assets acquired in connection with the Global Voice Transaction. See “Item 4. Information on the Company – Global Voice Transaction”;

•	the ability of the Company to lower its costs of sale in the wholesale market through its purchase and successful integration of new electronic equipment into the European Network. See “Item 4. Information on the Company – Sales and Marketing – Wholesale; and

•	the ability of the Company successfully to implement its Revised Wholesale Strategy and to generate the anticipated new revenue streams.
     On the basis of these assumptions, since the undiscounted cash flows were greater than the carrying value of the European Network as at December 31, 2006, no impairment was required.
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
• an adverse decision may be given in any of the ongoing legal proceedings relating to either the ROW costs — see “Item 8. Financial Information – Consolidated Financial Statements and Other Financial Information – Legal Proceedings”. Any such adverse decision could have a significant impact on the: (1) ability of the Company to continue to pay the operating costs associated with the European Network, and therefore of continuing to implement its Revised Wholesale Strategy and/or to operate the European Network; and (2) impairment calculations dependent on the extent of the adverse ruling.
Accounting for loan notes
     The 2004 Notes have an embedded put option and a beneficial conversion feature. The embedded put option is bifurcated and recorded at fair value along with the carrying value of the notes. Changes in fair value of the put option are recorded in the statement of operations.
     The beneficial conversion feature, representing the difference between the conversion price and the share price on the issuance date, is recorded within Additional Paid in Capital in Shareholders’

Equity. The corresponding discount on the 2004 Notes is being amortized using the effective interest method over their term.
     The Senior Increasing Rate Notes have an embedded put option and an increasing rate interest feature. The total interest payable on the Senior Increasing Rate Notes are being amortised using the effective interest method over their term. The embedded put option is bifurcated and recorded at fair value along with the carrying value of the note. Changes in fair value of the put option are recorded in the statement of operations.
          Direct costs associated with the issuance of the 2004 Notes and the Senior Increasing Rate Notes are recorded as deferred financing costs and amortized over their term.
Legal Proceedings
     As disclosed in note 11(b) the Company is currently engaged in litigation with a number of different parties. The outcome of such litigation is uncertain and the final settlements could be materially different to the amounts that the Company has currently accrued. In making its judgements the Company has consulted with external legal counsel of the likelihood of the outcome of the various legal proceedings in which it is engaged.
Results of Operations
     Year on year movements in the statement of operations from fiscal 2005 to fiscal 2006 were principally caused by further organic growth in the UK retail sector during 2006 over 2005 and recognition of income arising from the Global Voice Transaction. Year-on-year movements in the statement of operations from fiscal 2004 to fiscal 2005 were principally caused by organic growth and the recognition of a non-recurring benefit of $17.8 million arising from the settlement of our claim with Easynet Telecommunications Limited (“Easynet”). The benefit recognized in the 2004 fiscal year of US$17.8 million from Easynet was substantially offset by higher sales and marketing expenses incurred to drive organic growth.

	Year Ended		Year Ended		Year Ended
	December 31, 2006		December 31, 2005		December 31, 2004
		% of		% of		% of
	$’000	revenue	$’000	revenue	$’000	revenue
Revenue	33,467	100	20,559	100	13,975	100
Cost of services sold	(17,037)	(51)	(12,691)	(62)	(7,247)	(52)
Selling, general & administrative	(49,017)	(146)	(56,346)	(274)	(65,244)	(467)
Gains on amounts due from bankruptcy estates	4,216	13	—	—	3,105	22

Impairment	—	—	(242)	(1)	—	—
Depreciation and amortization	(8,070)	(24)	(6,538)	(32)	(7,036)	(50)
Other operating income	93	—	362	2	17,780	127

Operating loss	(36,348)	(108)	(54,896)	(267)	(44,667)	(319)
Interest and other income	430	1	260	1	774	6
Interest expense	(13,118)	(39)	(8,199)	(40)	(4,395)	(31)
Taxation	(510)	(2)	(666)	(3)	241	2

	Year Ended		Year Ended		Year Ended
	December 31, 2006		December 31, 2005		December 31, 2004
		% of		% of		% of
	$’000	revenue	$’000	revenue	$’000	revenue
Net loss — continuing operations	(49,546)	(148)	(63,501)	(309)	(48,047)	(343)

Discontinued operations:
Income from discontinued operations (including profit of US $10,622 in 2006 on disposal of Cybernet)	10,698	32	129	1	869	6
Taxation	(11)	—	(6)	—	(1)	—

Net income from discontinued operations	10,687	32	123	1	868	6

Net loss	(38,859)	(116)	(63,378)	(308)	(47,179)	(338)

Foreign Currency
     We have exposure to fluctuations in foreign currencies relative to the United States Dollar as a result of billing portions of our communications services revenue in Pounds Sterling and United States Dollars while many of our ongoing obligations, including a substantial portion of the costs of operating our network, are denominated in Pounds Sterling and Euros. In addition, our funding received under the Debt Financings was received in United States Dollars.
     To hedge against this risk we exchanged our cash balances pro rata into those currencies in which we anticipated our expenditure to occur.
Inflation
     We do not believe that inflation has had a significant effect on our operations to date.
Results of Operations for the year ended December 31, 2006 as compared with the year ended December 31, 2005
     The following discussion provides a comparison of the results of operations of the Company for the year ended December 31, 2006 with the year ended December 31, 2005.
Revenue
     For the year ended December 31, 2006, we recognized revenues from continuing operations of US$33.5 million compared to US$20.6 million for the year ended December 31, 2005, an increase of 63%. The increase was primarily due to organic growth in our sales to UK retail customers and the recognition of annual income arising from the Global Voice Transaction.
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
     Revenue from communications services in the year ended December 31, 2006 was US$31.7 million or 94% of total revenue, an increase, due to increased sales volumes, of 70% on communications services revenues from the year ended December 31, 2005, which was US$18.6 million or 90% of total revenue.
     Operations and maintenance fees are revenues that we derive from customers who have in the past purchased certain interests in network capacity. Such revenues are contracted at the time of initial purchase and reflect charges that we make to such customers for the ongoing maintenance of their portion of the network capacity they have purchased.
     Revenue from operations and maintenance fees in the year ended December 31, 2006 was US$1.8 million, or 6% of total revenue for such period, while for the year ended December 31, 2005, total operations and maintenance fee revenue was US$2.0 million, or 10% of total revenue for that period.
     Each revenue source has a different impact on our results of operations. As a consequence of our network assets, the costs of which are not generally included in cost of sales, our wholesale connectivity services provide increased gross profit margins; by contrast, our retail revenues are generally more reliant upon services acquired from third parties with a corresponding depressive effect on our gross profit margins.
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
     For the year ended December 31, 2006, we incurred cost of sales on continuing operations of US$17.0 million, or 51% of total revenue for such period, an increase of 34% compared to US$12.7 million for the year ended December 31, 2005 or 62% of total revenue for such period. The reason for this increase was primarily related to the increased revenue of the Company.
     The gross margin generated by the revenues and related costs of services and sales for the year ended December 31, 2006 was 49%, while for the year ended December 31, 2005 it was 38%. This increase reflects the trend towards selling higher gross margin retail products, such as co-location and VoIP services which generally do not depend upon the supply of third party connectivity services.
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
     For the year ended December 31, 2006, we incurred selling, general and administrative expenses of US$49.0 million, a decrease of 13% compared to US$56.3 million for the year ended December 31, 2005.
     The decrease in selling, general and administrative expenses principally arises from reduced employee costs due to lower headcount and reduced marketing expenditure following, in particular, the conclusion of the virtual Internet service provider (“VISP”) marketing campaign in 2005.
Gains on Amounts due from Bankruptcy Estates
     For the year ended December 31, 2006, we recognized US$4.2 million in respect of gains on amounts due from bankruptcy estates, compared to US$nil for the year ended December 31, 2005. These items arose from the Predecessor’s position as a significant creditor in the estates of several of its subsidiaries which were forced to enter into bankruptcy proceedings. The final amounts to be received ultimately depend upon the success of the liquidation processes and are considered pre-confirmation contingencies in accordance with AICPA Practice Bulletin 11. Subsequent revisions to the pre-confirmation contingencies are reported in the statement of operations.
     Gains on amounts due from bankruptcy estates may continue to occur until such bankruptcy estates are finally liquidated, which is anticipated during 2007. Due to their nature, such gains are unpredictable in size and timing.
Impairment
     For the year ended December 31, 2006 there was no impairment charge. For the year ended December 31, 2005 there was an impairment of US$0.2 million in respect of the write down of our VISP assets.
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

     For the year ended December 31, 2006, we recorded depreciation and amortization expense of US$8.1 million, an increase of 23% over the US$6.5 million recorded in the year ended December 31, 2005; the increase was principally due to the inclusion of depreciation and amortization expense with respect to the metropolitan network assets acquired from Global Voice – see “Item 4. Information on the Company – Global Voice Transaction”.
Other Operating Income
     Other operating income of US$0.1 million represents the recharge of certain regulatory fees and sale of equipment to third parties, compared with the US$0.4 million recorded in the year ended December 31, 2005 which represented the sale of equipment to third parties.
Operating Loss
     For the year ended December 31, 2006, we recorded an operating loss of US$36.3 million, an improvement of US$18.6 million over the loss of US$54.9 million recorded in 2005.
Interest and Other Income
     Interest was earned on cash balances held by certain of the Group’s subsidiaries, which have been invested principally in overnight, week-to-week or month-to-month treasury deposits.
     For the year ended December 31, 2006, we recognized interest income of US$0.4 million, an increase of US$0.1 million from the US$0.3 million interest income recognized for the year ended December 31, 2005. The interest income increase was due to the higher average cash balances being held by the Group in 2006 compared with 2005.
Interest Expense
     For the year ended December 31, 2006, we recorded interest expense of US$13.1 million, an increase of US$4.9 million from the US$8.2 million interest expense recognized for the year ended December 31, 2005. This principally accrued on the 2004 Notes which bear interest at 8% per annum, together with interest accrued on the Senior Increasing Rate Notes as issued on July 1, 2005, March 14, 2006 and December 21, 2006 which have an effective interest rate of 13.8%, 13.8% and 13.1%, respectively. Interest expense was also recognized as a result of amortization of the deferred financing costs associated with the issuance of the 2004 Notes, and on the unwinding of the discount on the 2004 Notes arising as a consequence of recognizing the beneficial conversion feature.
Net Loss from Continuing Operations
     For the year ended December 31, 2006, we recorded a net loss from continuing operations of US$49.6 million, an improvement of US$13.9 million over the net loss of US$63.5 million recorded in 2005.
Discontinued Operations

     For the year ended December 31, 2006, net income from our discontinued operations amounted to US$10.7 million, including profit on disposal of Cybernet, an increase of US$10.6 million over the net income of US$0.1 million recorded in 2005.
Capital Expenditure
     In 2006 capital expenditure decreased by US$2.7 million to US$2.0 million from US$4.7 million in the year ended December 31, 2005. Capital expenditure incurred in 2006 was predominately incurred in the acquisition of computer hardware and IP equipment. Notwithstanding a decrease in capital expenditure, the value of the fixed assets increased in 2006, due principally to the acquisition by the Company of the metropolitan network assets under the Global Voice Transaction, valued in the consolidated financial statements at $16.9 million – see “Item 4. Information on the Company – Global Voice Transaction”.
Results of Operations for the year ended December 31, 2005 as compared with the year ended December 31, 2004
     The following discussion provides a comparison of the results of operations of the Company for the year ended December 31, 2005 with the year ended December 31, 2004.
Revenue
     For the year ended December 31, 2005, we recognized revenues from continuing operations of US$20.6 million compared to US$14.0 million for the year ended December 31, 2003, an increase of 47%. The increase was primarily due to organic growth in our sales to UK retail customers.
     Our revenues were derived primarily from the provision of telecommunications services in the UK and Europe. These services are marketed and sold to different classes of customer on a wholesale or retail basis. By wholesale customers, we generally refer to other telecommunications companies (or “carriers”) and by retail customers, we generally refer to SME customers. The majority of our revenues are billed based on a periodic billing basis, monthly, quarterly or annually, based upon contracted service fees. A small percentage of our revenues, such as access fees to our collocation facilities, are billed based upon specific service requests from our customers and certain revenues, such as our roaming Internet access service and our call charges relating to VoIP are billed on a usage basis.
     Revenue from communications services in the year ended December 31, 2005 was US$18.6 million or 90% of total revenue, an increase of 53% on communications services revenue for the year ended December 31, 2004, which was US$12.1 million or 87% of total revenue.
     Operations and maintenance fees are revenues that we derive from customers who have in the past purchased certain interests in network capacity. Such revenues are contracted at the time of initial purchase and reflect charges that we make to such customers for the ongoing maintenance of their portion of the network capacity they have purchased.
     Revenue from operations and maintenance fees in the year ended December 31, 2005 was US$2.0 million, or 10% of total revenue for such period, while for the year ended December 31, 2004, total operations and maintenance fee revenue was US$1.8 million, or 13% of total revenue for that period.

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
     For the year ended December 31, 2005, we incurred costs of sales of US$12.7 million, or 62% of total revenue for such period, an increase of 75% compared to US$7.2 million for the year ended December 31, 2004 or 52% of total revenue for such period. The reason for this increase was primarily related to the increased revenue of the Company.
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
     For the year ended December 31, 2005, we incurred selling, general and administrative expenses of US$56.3 million, a decrease of 14% compared to US$65.2 million for the year ended December 31, 2004.

     Reduced headcount in UK and European sales staff contributed US$2.9 million, or 4%, of the decrease in selling, general and administrative expenses. The stronger US dollar resulted in a further decrease in reported expenses of approximately US$5.0 million, or 10%.
Gains on Amounts due from Bankruptcy Estates
     For the year ended December 31, 2005, we recognized US$nil in respect of gains on amounts due from bankruptcy estates, compared to US$3.1 million for the year ended December 31, 2004. These items arose from the Predecessor’s position as a significant creditor in the estates of several of its subsidiaries which were forced to enter into bankruptcy proceedings. The final amounts to be received ultimately depend upon the success of the liquidation processes and are considered pre-confirmation contingencies in accordance with AICPA Practice Bulletin 11. Subsequent revisions to the pre-confirmation contingencies are reported in the statement of operations.
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
     For the year ended December 31, 2005, we recorded depreciation and amortization expense of US$6.5 million, a decrease of 7% over the US$7.0 million recorded in the year ended December 31, 2004.
Other Operating Income
     Other operating income of US$0.4 million represents the sale of equipment to third parties, compared with the US$17.8 million recorded in the year ended December 31, 2004 which represented settlement of our claim with Easynet.
Operating Loss
     For the year ended December 31, 2005, we recorded an operating loss of US$54.9 million, a deterioration of US$10.2 million over the loss of $44.7 million recorded in 2004 which had a non-recurring benefit of US$17.8 million from Easynet.
Interest and Other Income
     Interest was earned on cash balances held by certain of the Group’s subsidiaries, which were invested principally in overnight, week-to-week or month-to-month treasury deposits.

For the year ended December 31, 2005, we recognized interest income of US$0.3 million, a decrease of US$0.5 million from the US$0.8 million interest income recognized for the year ended December 31, 2004. The interest income decrease was due to the lower average cash balances being held by the Group in 2005 compared with 2004.
Interest Expense
     For the year ended December 31, 2005, we recorded interest expense of US$8.2 million, an increase of US$3.8 million from the US$4.4 million interest expense recognized for the year ended December 31, 2004. This principally accrued on the 2004 Notes which bear interest at 8% per annum, together with interest accrued on the Senior Increasing Rate Notes which were issued on July 1, 2005, and which bore interest at an effective rate of 13.8% in the year. Interest expense was also recognized as a result of amortization of the deferred financing costs associated with the issuance of the 2004 Notes, and on the unwinding of the discount on the 2004 Notes arising as a consequence of recognizing the beneficial conversion feature.
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
Capital Expenditure
     In 2005 capital expenditure increased by 22% to US$4.7 million from US$3.9 million in the year ended December 31, 2004. Capital expenditure incurred in 2005 included US$1.0 million for the Nortel VoIP switch and related services. The balance of expenditure was predominately incurred in the acquisition of computer hardware and IP equipment.
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
     Operating cash outflows for the years ended December 31, 2006 and 2005 amounted to US$21.8 million and US$32.6 million respectively. Financing activities during 2006 generated gross proceeds of US$21.8 million from the issue of new loan notes. Further loan notes of US$13.0 million were issued in April 2007.
     As of June 21, 2007, our available cash amounted to US$7.1 million with the majority held in Pounds Sterling. As of December 31, 2006, our available cash amounted to US$16.2 million and as of December 31, 2005, our overdraft amounted to US$4.4 million. Since the Effective Date, we have met our cash requirements through financings from the Investors, sales of assets (including the sale of Cybernet in 2006 at a profit (by reference to the consideration paid for the underlying business and assets in 2003)), the recovery of funds through the Plan of Reorganization, recoveries from the bankruptcy proceedings of certain subsidiaries of the Predecessor, interest income on short-term investments and trade receipts.
     Under the Global Voice Transaction, the Company received €18.5 million (US$23.6 million) on June 21, 2006; Global Voice has also committed to contribute up to €4.1 million (US$5.4 million approximately) per annum in respect of network operating costs; this commitment starts as of June 21, 2007. See “Item 4. Information on the Company – Global Voice Transaction”.
     Our current business plan projections indicate that we will not generate positive cash flows on a monthly basis until early 2009 unless we are successful in completing a further asset sale transaction, and/or implementing our Revised Wholesale Strategy (see “Item 4. Information on the Company – Viatel Business Plan – Wholesale”), and/or obtaining further third party investment, and/or acquiring retail assets which enhance our retail financial performance.
     The Company is currently engaged in discussions with third parties regarding potential investment in the Company’s business, which would generate additional receipts that might reduce the need for any further funding from the Investors and/or other parties. No assurance, however, can be given that any such investments will be consummated and/or that the Company, to the extent required, will be able to secure additional financing (whether to fund its operations and/or potential acquisitions). If the Company does not obtain acceptable funding and/or is unable to complete any cash generative corporate transactions, the Directors will be forced to reduce dramatically cash requirements or to raise cash, by discounting or disposing of existing development programmes or business operations, by selling assets or otherwise. These consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty. If these measures were to be inadequate to cover the Company’s cash needs, the Company would likely become insolvent.
     Our cash requirements and financial resources may vary significantly from our current operating budgets and financial forecasts, however, based on many factors. These factors include those set forth under the caption “Item 3. Key Information – Risk Factors” in this Form 20-F.
Commitments
     The following table provides a summary of our expected obligations and commitments to make future payments under contracts, contractual obligations and commercial commitments as at December 31, 2006:
Contractual Obligations

		Less than 1			More than 5
US$’000	TOTAL	year	1-3 years	3-5 years	years

Standby maintenance contracts	19,508	4,883	2,445	1,919	10,261
Operating leases	35,598	5,832	7,797	6,209	15,760

		Less than 1			More than 5
	TOTAL	year	1-3 years	3-5 years	years

Loan note payments	175,563	—	62,911	—	112,652
Interest on loan notes	4,986	—	4,452	—	534

Total contractual cash commitments	235,655	10,715	77,605	8,128	139,207

          Future contractual obligations under standby maintenance contracts and operating leases are expected to be satisfied through ongoing financing and operating cashflows. Loan and future interest payments are expected to be satisfied either through ongoing financing and/or the Refinancing, operating cashflows or through the exercise, at the noteholders’ behest, of the conversion of the loan notes and accumulated interest into equity. The contractual commitment to make future interest payments assumes interest obligations are paid in cash and not met through the conversion of accrued interest into additional loan notes.
Research and Development and Capital Expenditures
     The following table summarizes our capital expenditure and research and development from the 2004 fiscal year through to December 31, 2006. During 2006, capital expenditure was predominantly incurred in the acquisition of computer hardware and IP equipment. The Company also continued its development activity in respect of VoIP product lines and underlying network and technical solutions.

	Year ended	Year ended	Year ended
US$’000	December 31, 2006	December 31, 2005	December 31, 2004

Capital expenditure	1,922	4,707	3,847
Research and development	876	1,321	1,093
Recent Accounting Pronouncements Not Yet Adopted
     In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS No. 155”), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). SFAS No. 155 provides guidance to simplify the accounting for certain hybrid instruments by permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative, as well as clarifying that beneficial interests in securitized financial assets are subject to SFAS 133. In addition, SFAS No. 155 eliminates a restriction on the passive derivative instruments that a qualifying special-purpose entity may hold under SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a new basis occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company believes that the adoption of this statement will not have a material effect on its financial condition or results of operations.
     In June 2006, the FASB issued FASB Interpretation No. 48 ‘Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109’ (“FIN 48”). The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. The Company is currently in the process of evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. FIN 48 is effective for fiscal years beginning after December 15, 2006.
     In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (“SFAS No. 157”) to provide a single definition of fair value, being a market-based measurement, and set out a fair value hierarchy. SFAS No. 157 is effective for fiscal years beginning after 15 November 2007. The Company is currently in the process of evaluating the impact that the adoption of SFAS No. 157 will have on its financial position and results of operations.
     In November 2006, the Emerging Issues Task Force (“EITF”) reached consensus on Issue No. 06-6, “Debtor’s Accounting for a Modification or Exchange of Convertible Debt Instruments” (“EITF 06-6”). EITF 06-6 concludes that the change in the fair value of an embedded conversion option resulting from an exchange of debt instruments or a modification in the terms of an existing debt instrument should not be included in the cash flow test used to determine whether the terms of the new debt instrument are substantially different from the terms of the original debt instrument under EITF No. 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments” (“EITF 96-19”). A separate analysis must be performed if the cash flow test under EITF 96-19 does not result in a conclusion that a substantial modification or an exchange has occurred. This consensus supersedes the consensus in EITF Issue No. 05-7, “Accounting for Modifications to Conversion Options Embedded in Debt Instrument and Related Issues” and it applies to modifications or exchanges of debt instruments that occur in interim or annual reporting periods beginning after November 29, 2006. The adoption of EITF 06-6 is not expected to have a significant impact on the Company’s financial position and results of operations.
     In November 2006, the EITF reached consensus on Issue No. 06-7, “Issuer’s Accounting for a Previously Bifurcated Conversion option in a Convertible Debt Instrument When the Conversion Option No Longer Meets the Bifurcation Criteria in Statement 133” (“EITF 06-7”). EITF 06-7 concludes that an entity should reclassify to shareholder’s equity the carrying value of a previously bifurcated conversion option liability that no longer meets the bifurcation criteria SFAS No. 133. The debt discount recorded at issuance should continue to be amortised over the remaining term of the instrument. Upon conversion of an instrument in the scope of EITF 06-7, any remaining unamortized discount should be immediately recognized as interest expense. Upon extinguishment, a portion of the reacquisition price should be allocated to equity based on the fair value of the conversion option at the extinguishment date with the remaining amount being allocated to debt to determine the extinguishment gain or loss. This applies to all bifurcated conversion option sin convertible debt instruments that no longer meet the bifurcation criteria in SFAS No. 133 in periods beginning after December 15, 2006, regardless of when the debt instrument was issued. The adoption of EITF 06-7 is not expected to have a significant impact on the Company’s financial position and results of operations.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”(“SFAS No. 159”) – including an amendment of FASB Statement No. 115. This Statement permits entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value. Unrealised gains and losses on items for which the fair value option has been elected would be reported in net income at each subsequent reporting date, and upfront costs and fees related to those items would be recognized in net income as incurred and not deferred. SFAS 159 is effective for fiscal years beginning after 15 November 2007, although entities electing to adopt the statement early, which is permissible from 1 January 2007, may designate certain items retrospectively. The Company is currently in the process of evaluating the impact that the adoption of SFAS No. 159 will have on its financial position and results of operations.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
     The following table sets forth certain information with respect to our Directors and senior management as of May 31, 2007:

Name	Age	Date of Appointment	Position

Leslie Goodman	61	July 24, 2002	Chairman of the Board (1), (2), (5)
Lucy Woods	48	May 9, 2003	Chief Executive Officer and Director
S. Dennis Belcher	66	August 8, 2002	Director (1), (2), (5)
Kevin Power	53	October 25, 2002	Director (1), (2), (5)
Thomas E. Doster IV	38	August 8, 2002	Director (2), (3)
Iain Burnett	43	December 7, 2005	Director (3)
Didier Delepine	59	December 7, 2005	Director (5)
Steve Best	40	July 25, 2004	Chief Technical Officer
Stuart Blythe	42	September 29, 2003	Senior Vice President and General Counsel (4)
Andrew Court	44	August 29, 2006	Chief Financial Officer (4)

(1)	Member of the Audit Committee.

(2)	Member of the Remuneration Committee.

(3)	Serves as representative of Morgan Stanley.

(4)	Member of the Disclosure Committee.

(5)	Member of the Financing Committee.
     Leslie Goodman. Mr. Goodman has served as our non-executive Chairman since April 2003. Prior to assuming such position, Mr. Goodman served as a Director of the Company from July 2002. Mr. Goodman is a UK non-practising qualified solicitor who has spent over 25 years in the investment banking and insurance industries. He has been a director of investment banks Hill Samuel and Barclays de Zoete Wedd, and Chief Executive Officer of ACE Global Markets the UK business of ACE Limited, a Bermuda-based, NYSE-listed insurance group. He currently serves as a director of a number of other companies.
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
     S. Dennis Belcher. Mr. Belcher has served as a Director of the Company since August 2002. Mr. Belcher has 44 years of experience in banking in the United Kingdom, United States and Canada. At the time of his retirement in March 2002, he was Executive Vice President, Credit and Risk Management and a member of the Loan Policy Committee at the Bank of Nova Scotia. Mr. Belcher’s other directorships include Rand McNally and Company and Stelco Inc., a publicly listed Canadian steel company. Mr. Belcher is an Associate of the Institute of Bankers (UK), a graduate of the Stonier School of Banking and a Fellow of the Insolvency Institute of Canada.
     Kevin Power. Mr. Power has served as a Director of the Company since October 2002. He was Chairman of ECTA, the European Competitive Telecommunications Association, from 2000 to 2007 and has been Chairman of the Supervisory Board of OneAccess since 2005. Mr. Power was previously a member of the Board of Universal Access, Inc. from 2000-2003. He has over 25 years experience as a senior telecommunications executive in a number of companies, including GTS, Orion Network Systems and Intelsat.
     Didier Delepine. Mr. Delepine has served as a Director of the Company since December 2005. He has had a distinguished career in the telecommunications industry culminating in his role as President and Chief Executive Officer of Equant N.V., a leading provider of data, global networking and managed communications solutions for multinational organisations. Prior to Equant, Mr. Delepine occupied several executive positions with SITA, the network and IT services provider to the airline industry. Mr. Delepine is currently a member of the board of advisors of Ciena, the optical equipment manufacturer. He is also a director of Mercator Partners, a Virginia based telecommunications venture, and of Orbcomm the global satellite data communications company focusing on assets monitoring and machine-to-machine communications.
     Thomas E. Doster IV. Mr. Doster has served as a Director of the Company since August 2002. He is the Managing Director in the Principal Investment Group at Morgan Stanley and was the Chairman of the Predecessor’s creditors’ committee. Mr. Doster has over 15 years experience in the fields of High Yield and Distressed Debt at Morgan Stanley and Goldman, Sachs & Co.
     Iain Burnett. Mr. Burnett has served as a Director of the Company since December 2005. He is a Managing Director at Morgan Stanley in London and has 20 years of experience in European private equity and financial restructurings. Since 2003 Mr. Burnett has worked for Morgan Stanley where he is responsible for European Special Situations investments.
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
     Andrew Court. Mr Court joined Viatel as our Chief Financial Officer in August 2006. Prior to joining us he was Finance Director for NextiraOne UK. He has extensive experience within the telecommunications sector, including three years as Chief Financial Officer for Accenture-owned, Imagine Broadband, and eight years with Cable & Wireless plc. During his time at Cable & Wireless, he held a range of senior corporate finance, strategy and M&A positions, both in the UK and overseas, including three years at Optus Communications in Australia. He qualified as a Chartered Accountant with BDO Binder Hamlyn and holds a Bachelor’s Degree in Finance.
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
     The total aggregate compensation for the Board as a group for 2006 was US$260,550. The total aggregate compensation of all executive officers of the Company as a group for 2006 was US$3.3 million. During 2006, no options to purchase ordinary shares were granted to executive officers under the Equity Incentive Plan (see “Item 6. Directors, Senior Management and Employees – Equity Incentive Plan and Employee Benefit Trust”). Included in the total aggregate compensation for our Board and executive officers for 2006 was US$52,400 to provide for pension and other retirement benefits.
     Mr. Brian McArthur Muscroft, our previous Chief Financial Officer, resigned in 2006 with his contract of employment terminating as at June 19, 2006.
     For the full year the Board has approved a contribution to the EBT, in an aggregate amount of US$277,365, with a recommendation that such contribution be allocated to the sub-fund established for the benefit of Mrs Woods (and her family). The Remuneration Committee of the Board (as to which see “– Board Practices” below) has further recommended the payment of an additional bonus for 2006 to Mrs. Woods in the amount of US$294,000; as of June 29, 2007, agreement has yet to be reached with respect to this further proposed payment.
     As of December 31, 2006 there were no options outstanding under the Equity Incentive Plan. The Company does not intend to make any further grants under its Equity Incentive Plan and intends to terminate the Equity Incentive Plan in 2007.

Board Practices
Board of Directors
     Our Board is currently comprised of seven Directorships. In connection with the April 2004 Financing, various changes to our Bye-Laws were approved and adopted by shareholder resolution at the Special General Meeting of the Company held on April 6, 2004 (the “April 2004 SGM”) which have a material impact on the powers and procedures relating to the appointment and removal of Directors. Effectively, the Investors have the power to appoint a majority of the Board at any one time. Under the Bye-Laws, Värde, Ahab Capital Management, Inc, CFSC Wayland Advisers, Inc. and certain affiliated entities who purchased 2004 Notes, each have the right to appoint one non-voting representative to attend all meetings of the Board until such time as they collectively beneficially own less than ten percent of the then outstanding common shares of the Company. In connection with the April 2004 Financing, the Company granted the Investors certain registration rights to cause the Company under certain circumstances to register the common shares issuable upon conversion of the 2004 Notes under a registration statement to be filed with the U.S. SEC. See “Item 4. Information on the Company – Financing” and “Item 10. Further Information – Memorandum of Association and Bye-Laws”.
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

Committees of the Board of Directors
     Our Board has established three standing committees, namely a Remuneration Committee, an Audit Committee and a Disclosure Committee. The current members of the Remuneration Committee are Messrs. Belcher, Doster, Goodman and Power (with Mr. Power being the appointed Chairman); the current members of the Audit Committee are Messrs. Belcher, Goodman and Power (with Mr. Belcher being the appointed Chairman); the current members of the Disclosure Committee are Messrs. Blythe, Flore, Court and Ms. Laura King (with the Chairman appointed on a meeting by meeting basis).
     The Remuneration Committee reviews annual policy matters relating to compensation and benefits of our employees and decides compensation and benefits matters for officers and administers our Equity Incentive Plan and the EBT. See “Item 6. Directors, Senior Management and Employees – Equity Incentive Plan and Employee Benefit Trust”. None of our executive officers currently serves on the Remuneration Committee of another entity or any other committee of the board of another entity performing functions similar to the Remuneration Committee. No interlocking relationships exist between our Board or our Remuneration Committee and the board of directors or compensation committee of any other company.
     The Audit Committee consists of three independent Directors and meets at least 3 times a year. Its role is to recommend to our Board the firm of independent public accountants to audit our financial statements, review with management and the independent accountants our year-end operating results, consider the adequacy of our internal controls and audit procedures and review the non-audit services to be performed by the independent accountants.
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
     In addition to the three standing committees, in September 2006 the Board established the Financing Committee to consider the terms of any proposal on the part of the Investors (or the holders of a majority of the 2004 Notes) to convert all or any of the 2004 Notes into the Company’s common shares. The current members of the Financing Committee are Messrs Belcher, Delepine, Goodman and Power. No proposal has to date been received with respect to any such proposed conversion of the 2004 Notes.
Employees
     The following tables set forth the number of full-time employees on a functional basis at the end of each of 2006, 2005 and 2004:

	2006	2005	2004

Engineering and Operations	54	47	50
Sales, Services and Marketing	87	107	143
Finance	11	12	14
Management Information Systems	5	12	9
Legal and Human Resources	8	8	7
Other	1	2	2

Total	166	188	225

     As at May 31, 2007, the Company had 184 full-time employees, of which 57 are engaged in Engineering and Operations, 99 in Sales & Service and Marketing, 13 in Finance, 7 in Management Information Systems, 7 in Legal and Human Resources and one other to include the Chief Executive Officer. The breakdown of these 184 full-time employees by geographic location is as follows:

May 31, 2007	Total	UK	Belgium	France	Germany	Netherlands
Engineering & Operations	57	50	1	3	1	2
Sales, Services and Marketing	99	95	—	1	2	1
Finance	13	12	—	1	—	—
Management Information Systems	7	7	—	—	—	—
Legal and Human Resources	7	7	—	—	—	—
Other	1	1	—	—	—	—

Total	184	172	1	5	3	3

     None of the foregoing employees including those referred in the table directly set out above is or was represented by a labour union or, save for the 5 employees employed by the French company, Viatel Operations SA, covered by a workers’ collective agreement.
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
     However, upon conversion of the 2004 Notes held by Mrs. Woods (including those additional notes issued to Mrs. Woods by way of interest under the terms of the April 2004 Financing), Mrs. Woods would beneficially own 413,123 common shares of the Company, assuming a conversion price of US$0.75 per share. This does not include those 2004 Notes allocated during 2005 and 2006 to the EBT sub-fund established for the benefit of Mrs. Woods and her family.

     Mr. Thomas E. Doster IV and Mr. Iain Burnett are Directors of the Company, and Managing Directors of Morgan Stanley responsible for the Principal Investment Group and European Special Situations investments, respectively, and therefore may be deemed to beneficially own the common shares owned by Morgan Stanley. However Mr. Doster and Mr. Burnett disclaim any beneficial interest in the common shares owned by Morgan Stanley. See “Item 4. Information on the Company – Description of Certain Indebtedness” and “Item 7. Major Shareholders and Related Party Transactions” for details of Morgan Stanley’s ownership.
Equity Incentive Plan and Employee Benefit Trust
     On June 6, 2002, with Shareholder approval, the Board approved the terms of and adopted the Equity Incentive Plan which was designed to: (1) attract, retain and motivate participants; (2) provide incentive compensation opportunities to participants that are competitive with those of companies similarly situated; and (3) further align the interests of participants with those of our Shareholders. Such participants initially were the executive officers in place at the Effective Date, however it was anticipated that grants under the Equity Incentive Plan would be made to certain levels of management of the Company.
     As of December 31, 2006 there were no options outstanding under the Equity Incentive Plan. The Company does not intend to make any further grants under its Equity Incentive Plan and intends to terminate the Equity Incentive Plan in 2007.
     Both Mrs. Woods and Mr. Blythe were given a contractual commitment upon joining the Company in 2003, and Mr. Best was given a contractual commitment upon joining the Company in 2004, as to the grant of share options. No such options have been granted or issued or the requisite Board approval given. Instead the Company has offered each of these individuals the opportunity to participate in the EBT which has been set up by the Company. Each of the aforementioned officers have accepted participation in the EBT, on such terms as approved by the Board, in satisfaction of the Company’s obligations to grant share options and establish an equity compensation plan under the terms of their respective employment agreements.
     Under the terms of the EBT, which was formally established on July 18, 2005, amounts are to be paid, in either cash or equity, for the benefit of these individuals (and their families) and other employees at the discretion of the Board in connection with specified “liquidity events” and/or by way of discretionary bonus awards. In respect of awards in relation to specified liquidity events, the value of such awards could potentially, in aggregate, equal 5% of the equity value of the Company (as such term is defined in the EBT) where the equity value is at least US$100 million and potentially up to 10% of the equity value, where the equity value is US$350 million or more (with interpolated values in between US$100 million and US$350 million on a pro rata basis). Awards under the EBT vested in tranches between April 21, 2005 and April 21, 2007 subject to the individual’s continued employment through each applicable vesting date.
     The Instrument of Settlement establishing the EBT together with the EBT contribution covenant in relation to the Lucy Woods Dependent Trust and the form of EBT contribution covenant in relation to the Stuart Blythe and Steve Best Dependent Trusts were filed as exhibits to the 2005 20-F filing and are hereby incorporated by reference in this Form 20-F.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Security Ownership of Certain Beneficial Owners
     The following table sets forth certain information regarding the beneficial ownership of our common shares, as of May 31, 2007, by each person or entity known to us to own beneficially more than 5% of our issued and outstanding common shares. Under Bermuda law the Company does not have to look past its register of members or their duly appointed proxies with regard to attendance and voting at general meetings of the Company. Neither is the Company obliged to recognize a person’s beneficial interest in shares held in trust. To this extent, beneficial owners of shares do not have the same voting rights as the registered holders of shares in the Company. All information with respect to beneficial ownership has been furnished to us by the respective shareholders and/or by way of filings with the U.S. SEC.

		Percentage of
	Amount and Nature of	Outstanding
Name and Address of Beneficial Owner(1)	Beneficial Ownership(1)	Shares(2)

Morgan Stanley & Co. Incorporated(3)	1,621,562 common shares	15.2%
1585 Broadway, New York, NY 10036

The Värde Fund L.P. (4)	882,531 common shares	8.3%
8500 Normande Lake Blvd. #1570
Minneapolis MN 55437

Kanagawa Holdings, LLC (5)	691,850 common shares	6.5%
80 West 12th Street
New York, New York 10011-8660

1.	Beneficial ownership is determined in accordance with the rules of the U.S. SEC. In computing the number of common shares beneficially owned by a person and the percentage ownership of that person, common shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding. Such common shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, the Shareholder named in the table has sole voting and investment power with respect to our common shares set forth opposite such Shareholder’s name.

2.	Based on 10,630,000 common shares outstanding as of May 31, 2007.

3.	Information based on the Schedule 13D/A, dated April 17, 2007, of Morgan Stanley. As a result of the amendment of the 2004 Notes under the terms of, and subject to Morgan Stanley exercising its rights under, the Letter Agreement (and not taking into account any additional shares that may be issued to third parties in connection, in particular, with any conversion of the 2004 Notes pursuant to the terms of the Letter Agreement), Morgan Stanley will be deemed the beneficial owner of 60,532,651 shares (or 87.05% of the Company’s outstanding shares) comprised of: (1) the 1,621,562 common shares directly owned by Morgan Stanley; and (2)

58,911,089 common shares issuable upon conversion of $44,183,317 2004 Notes held by Morgan Stanley (comprising of $35,650,000 principal amount of 2004 Notes and $8,533,317 additional 2004 Notes representing accrued interest on the 2004 Notes up to the interest payment date of January 15, 2007), based on the lowest possible conversion price under the 2004 Notes of $0.75 per share. The exact number of common shares into which the 2004 Notes are convertible is not calculable at the present time because the conversion price used for such conversion is based upon a calculation of the total equity value of the Company, to be calculated at the time of conversion by the Board (subject to approval of the majority noteholders). See “Item. 4 Company Information – Description of Certain Indebtedness”.

4.	Information based on the Schedule 13G, dated February 11, 2005, of The Värde Fund L.P., The Värde Fund V L.P., The Värde Fund VI L.P., Värde Investment Partners L.P., The Värde Select Fund L.P., The Värde Fund (Cayman) Limited, The Värde Fund V GP LLC, The Värde Fund VI GP LLC, Värde Investment Partners GP LLC, Värde Partners L.P., Värde Partners Inc. and Värde Management International Inc., George G. Hicks, Gregory S. McMillan, Marcia L. Page. The address for The Värde Fund (Cayman) Limited is 2nd Floor Harbour Centre, P.O. Box 896, George Town BWI. All other entities can be contacted at the address listed in the table. As a result of any conversion of the 2004 Notes exercised pursuant to the terms of the Letter Agreement (and not taking into account any additional shares that may be issued to third parties in connection, in particular, with any conversion of the 2004 Notes pursuant to the terms of the Letter Agreement), Värde would be deemed the beneficial owner of 17,407,382 shares (or 64.1% of the Company’s outstanding shares) comprised of: (1) the 882,531 common shares directly owned by Värde; and (2) 16,524,851 common shares issuable upon conversion of $12,393,638 2004 Notes held by Värde (comprising of $10,000,000 principal amount of 2004 Notes and $2,393,638 additional 2004 Notes representing accrued interest on the 2004 Notes up to the interest payment date of January 15, 2007), based on the lowest possible conversion price under the 2004 Notes of $0.75 per share. The exact number of common shares into which the 2004 Notes are convertible is not calculable at the present time because the conversion price used for such conversion is based upon a calculation of the total equity value of the Company, to be calculated at the time of conversion by the Board (subject to approval of the majority noteholders). See “Item. 4 Company Information – Description of Certain Indebtedness”.

5.	Information based on the Schedule 13G, dated August 14, 2006, of Kanagawa Holdings, LLC, Honjo, Inc. and David Shuldiner.
Related Party Transactions
     Except as disclosed in these pages in relation to the issuance of the Senior Increasing Rate Notes in connection with the March 2006 Financing and the December 2006 Financing respectively, there were no transactions with related parties during the year ending December 31, 2006.
     In connection with the April 2004 Financing, Morgan Stanley, Värde and Lucy Woods purchased 2004 Notes in the principal amounts of US$36.0 million, US$10.0 million and US$250,000 respectively. During 2006, additional 2004 Notes were issued in satisfaction of payment of accrued interest on the 2004 Notes in respective amounts of approximately US$3.2 million, US$0.9 million and US$22,000.
          In connection with the July 2005 Financing, Morgan Stanley and Värde purchased July 2005 Senior Notes in the principal amounts of US$12.9 million and US$3.1 million, respectively. Under the terms of the March 2006 Financing, Stonehill purchased a pro rata share of the July 2005 Senior Notes from Morgan Stanley; this resulted in Morgan Stanley assigning US$306,220 of their

July 2005 Senior Notes to Stonehill. During 2006, additional July 2005 Senior Notes were issued to Morgan Stanley, Värde and Stonehill in satisfaction of payment of accrued interest on the July 2005 Senior Notes in respective amounts of approximately US$1.7 million, US$0.4 million and US$30,000.
          In connection with the March 2006 Financing, Morgan Stanley, Värde and Stonehill purchased March 2006 Senior Notes in the principal amounts of US$6.9 million, US$1.7 million and US$168,471 respectively. During 2006, additional March 2006 Senior Notes have been issued to Morgan Stanley, Värde and Stonehill in satisfaction of payment of accrued interest on the March 2006 Senior Notes in respective amounts of approximately US$290,000, US$70,000 and US$7,000.
          In connection with the December 2006 Financing, Morgan Stanley, Värde and Stonehill purchased December 2006 Senior Notes in the principal amounts of US$10.2 million, US$2.5 million and US$0.2 million, respectively.
          In connection with the April 2007 Financing, Morgan Stanley, Värde and Stonehill purchased April 2007 Senior Notes in the principal amounts of US$10.3 million, US$2.5 million and US$0.2 million, respectively.
          On June 27, 2007, the Company entered into the Amendment with Morgan Stanley, Värde and Stonehill by which it was agreed that the maturity date of each of the Senior Notes be extended from July 1, 2007 to July 1, 2008. In consideration for such extension of the maturity date, it was further agreed that the interest rate applicable as at July 1, 2007 on each of the Senior Notes be increased by 1% per annum with effect from July 1, 2007.
ITEM 8. FINANCIAL INFORMATION
Consolidated Statements and Other Financial Information
Financial Statements
     We have elected to provide financial statements pursuant to Item 18 of this Form 20-F as included on pages F-1 to F-32.
Legal Proceedings
     In September 2003, the Company’s French subsidiary Viatel Operations SA (“Viatel Operations”) filed a claim for approximately €7.7 million (approximately US$10.1 million) in the Tribunal of Lille, France, against Voies Navigables de France (“VNF”), the owner of certain French waterways by whom Viatel Operations is currently charged in excess of €2.0 million (approximately US$2.6 million) annually in respect of ROW charges. The claim principally asserts that the ROW charges are discriminatory and should conform more closely to the charges levied by the highway and road authorities in France. On the basis that this claim was filed by way of an “opposition procedure”, Viatel Operations is entitled to withhold payment of ongoing charges as they fall due. On this basis Viatel Operations has withheld payment of ROW charges for each of the years 2004 through to 2007, amounting in aggregate to approximately €8.2 million (approximately US$10.8 million) in respect of withheld charges. While Viatel Operations has made an accounting accrual for these ROW charges, no cash accrual has been made. If Viatel Operations is unsuccessful in its claim, it will likely be required to pay all outstanding fees together with interest, the interest being estimated to amount to approximately €150,000 (approximately US$198,000). Viatel Operations has not accrued for interest charges or other costs (additional to the repayment of withheld fees) that could result from an adverse decision.
     Similar claims in respect of ROW charges were commenced against each of: (1) Societe Anonyme de Gestion des Eaux de Paris (“SAGEP”); (2) Ville de Paris (“VDP”); and (3) Compagnie Nationale du Rhône (“CNR”). The amounts of the claims being, respectively, approximately €1.2 million (approximately US$1.6 million) against SAGEP; approximately €1.4 million (approximately US$1.8 million) against VDP; and approximately €1.2 million (approximately US$1.6 million) against CNR.
          In relation to the proceedings against SAGEP, Viatel Operations had again withheld payment of the fees due, although it had accrued (although not on a cash basis) for these charges. In July 2005, SAGEP terminated the network agreement (the “SAGEP Network Agreement”) under which Viatel Operations was permitted to have its network installed on SAGEP land. Viatel Operations applied for, and was granted, a suspension in relation to such termination pending a decision upon the merits of the case. In two judgments rendered on July 28, 2006, the Administrative Court of Paris: (1) rejected the claim of Viatel Operations as regards the fees; and (2) confirmed the termination of the SAGEP Network Agreement. Viatel Operations entered into a settlement agreement with SAGEP as of October 5, 2006, under which Viatel Operations agreed to pay all outstanding fees of approximately €540,000 (approximately US$713,000) and SAGEP withdrew its notice of termination of the SAGEP Network Agreement.
          In relation to the action against CNR, by a judgement dated June 14, 2006, the Administrative Court of Lyon rejected the claims of Viatel Operations and ordered the company to pay to CNR the outstanding amounts due with respect to ROW charges that had been withheld (approximately €410,000 for 2004 (approximately US$541,000) and approximately €450,000 (approximately US$594,000) for 2005) plus interest. Viatel Operations lodged an appeal against this decision on August 25, 2006. The judgement of the Court of Appeal is not expected before 2008.
          No decision has yet been rendered with respect to the legal proceedings against VDP; a final decision is now expected during 2007. All fees due to VDP have been paid in full such that no further monies would be payable were Viatel Operations to lose its claim for reimbursement.
     It should be noted that the outcome of the outstanding legal claims with respect to the ROW charges may be substantially influenced by the implementation of a Government decree which, with effect from January 2006, imposed both a maximum fee level that the owners of the various waterways and sewers can charge with respect to the grant and use of ROWs on the public domain and an obligation on the relevant landowners to justify their fees on objective grounds.
     Following the decree, in relation to the VNF claim, the court dealing with this matter appointed, with effect from January 2006, two experts to assess the level of fees that VNF can reasonably charge. It is anticipated that the report from the experts will be published at the beginning of 2008 with a final court decision to follow within a further nine months. The final outcome with respect to both proceedings cannot be predicted at this stage, although Viatel Operations has in the past received strong advice from counsel in support of its various claims.

     Viatel Operations has previously been engaged in a dispute which arose as a result of the early termination of a lease agreement dated September 29, 1999. The lessor had claimed payment of: (1) an early termination indemnity in the amount of €30,000 (approximately US$40,000); and (2) the cost of fit-out works which, according to the lessor, Viatel Operations was under an obligation to perform under the lease. When the dispute first arose, the lessor chose to quantify the amount of the fit out works as €856,000 (approximately US$1.1 million). Viatel Operations denied that it was under any obligation to carry out the fit-out works, the lease being permissive in this regard, not obligatory. In February 2005, the lessor issued proceedings requesting payment of the early indemnity, a provisional payment from Viatel Operations of €70,000 (approximately US$92,000) for reinstating the property and, finally, the appointment of an expert by the French court in order to assess the cost of reinstating the property on the basis of the schedule of fit-out works appended to the lease. However, the lessor sold the property in 2005 and indicated that it would then amend its claim to seek to recover the capital loss it had suffered when it sold the premises, the allegedly required works not having been carried out. No indication of the quantum of such capital loss was given. Accordingly, the lessor withdrew its original claim in September 2005. Despite the indication that an amended claim would be made, no proceedings have been initiated with the court; the period within which an amended claim would be permitted expires in September 2007. No accrual has been made in relation to any potential liability connected to this dispute.
     Viatel Operations was also in dispute regarding a second lease termination – this time with respect to the termination of a lease agreement dated May 4, 2000 relating to premises in St. Denis, France. The lessor was claiming the termination to be both procedurally and substantively defective, and was consequentially claiming the balance of all payments due under the lease, amounting in aggregate to €12.7 million (approximately US$16.8 million). Viatel Operations received strong advice in support of its position and, in addition to its defence, also filed a counter-claim for an indemnity of €13.4 million (approximately US$17.7 million). Both the lessor and Viatel Operations agreed in October 2006 on a mediation process. On March 29, 2007, the parties agreed to the following: (1) both parties waive their respective claim with no payment being due by either party; and (2) each party bears its own costs incurred in relation to the proceedings. The withdrawal of the respective proceedings was confirmed by judicial order of May 24, 2007.
     The Company’s UK subsidiary, VTL (UK) Limited (“VTL (UK)”), was previously in dispute with a company which had provided it with financial advice, in particular with respect to its employee benefits programme. The financial advisor claimed in March 2005, an unlawful termination of its engagement with VTL (UK) and indicated a potential related damages claim of over £100,000 (approximately US$196,000). VTL (UK) has been advised that it has strong grounds both to defend any such claim and to bring a counterclaim in respect of the breach by the financial advisor of various express and implied contractual terms relating to its former engagement. No formal demand has to date been received from the claimant and no accrual has been made in relation to any potential liability connected to the dispute.
          The Company’s UK subsidiary, Viatel Holding (Europe) Limited (“Viatel Europe”), is a defendant to an action brought by two companies Cityhook Limited and Cityhook (Cornwall) Limited (together “Cityhook”), which are claiming damages as a result of an alleged infringement of E.C. and/or UK competition law.

          The dispute arises from the activities of the trade association, the UK Cable Protection Committee (“UKCPC”). Cityhook alleges that the UKCPC and certain of its members engaged: (1) in a boycott of Cityhook technology for landing submarine telecommunications cables, contrary to the rules prohibiting agreements with an anti-competitive object or effect (Chapter I of the Competition Act 1998 and/or Article 81 EC) and/or the rules prohibiting an abuse of a dominant position (Chapter II of the Competition Act 1998 and/or Article 82 EC); (2) in a “vertical restraint” imposed on potential Cityhook customers to boycott any company in the sub-sea cable laying chain having any commercial dealings with Cityhook, contrary to Chapter II of the Competition Act 1998 and/or Article 82 EC; and (3) in the tort of deceit by concealment of the events allegedly constituting the boycott and vertical restraint referred to above.
          Cityhook commenced its claim in the High Court in England on March 24, 2006. Viatel Europe is named as one of a total of 24 defendants and Cityhook claims that it participated in the boycott and the deceit (but not the vertical restraint). The other defendants consist of the UKCPC and its members. Viatel Europe was only incorporated after the last alleged act of anti-competitive activity and had no involvement with it. However, Viatel U.K. Limited (In Liquidation), a former subsidiary of the Predecessor which has now been dissolved, did participate in meetings of the UKCPC at the relevant time. One of the issues in the dispute is whether any liability potentially owed by Viatel U.K. Limited (In Liquidation) may have passed to Viatel Europe.
          Cityhook is claiming “not less than £300,000” (approximately US$588,000) in damages. Such damages have not yet been particularised and it is not possible at this stage to estimate the potential liability of Viatel Europe.
          Cityhook’s pursuit of its claim followed a decision by the Office of Fair Trading (“OFT”) to close for administrative reasons in June 2006 its own investigation into the alleged competition law infringements. Cityhook’s claim in the High Court was stayed pending appellate review by the Competition Appeal Tribunal (“CAT”) of that decision. On April 3, 2007, the CAT ruled that the appeal to it was inadmissible.
          Cityhook has agreed in principle that that the proceedings against Viatel Europe and other defendants should continue to be stayed until determination of all of the following: (1) any appeal by Cityhook against the decision of the CAT referred to above; (2) separate proceedings which have been brought by Cityhook in the High Court for judicial review of the OFT’s decision to close its investigation; and (3) any reference back to the OFT for further investigation.
     No amounts have been accrued in respect of any of the claims brought by Cityhook.
     Fiberlac, a company acting on its own behalf, and on behalf of other telecommunications operators including the Company’s Swiss subsidiary, Viaphone AG (“Viaphone”), has filed claims against three Swiss Cantons in relation to the build of a telecommunications network. The principal basis of the claim is that, in return for allowing the build to proceed, the cantons of Bern, Basle and Aargau insisted that they be given a duct in such build, either for free or for a consideration lower than the market value, the claim being based on provisions of the Swiss Telecommunications Act including those dealing with the absence of compensation in case of access to public domain. The claims also seek to obtain a declaration of ownership of the ducts. Claims have been filed against all three cantons. Were the claims to be successful, Viaphone would be entitled, based on various agreements, on a pro rata basis (allocated pro rata by duct) to approximately CHF 10.0 million (approximately US$8.2 million) together with interest at 5% per annum from late 2000. The cantonal courts of Bern and Basle have recently dismissed the claims in relation to their respective cantons and Fiberlac lodged an appeal against these decisions with the Swiss Supreme Court. The cantonal court of Aargau has decided, in agreement with Fibrelac, to stay the proceedings until the Swiss Supreme Court decides on the above appeals since the legal issues are very similar, if not identical. The Swiss Supreme Court is expected to issue its decision at the earliest in the third quarter of 2007. In the event that Fibrelac succeeds on the merits, the matter will be sent back to the cantonal courts for the determination of the quantum of Fibrelac’s claims. In such case, either a settlement would be reached with the cantons which would allow for the disputes to be expedited or the proceedings would continue for an additional period of about two years.
     The Company’s Dutch subsidiary Viatel Global Communications B.V. (“VGC”) has on its own account re-located certain network infrastructure in connection with the reconstruction of the A-12 highway. VGC (and other like operators) claim that the Dutch State (the “State”) is liable to pay the relocation costs; the State denies any liability in this regard. The amount claimed by VGC to date is approximately €180,000 (approximately US$ 238,000). Apart from the civil proceedings, VGC and the other operators have requested that OPTA, issue its own decision regarding the relocation costs.
          KPN Telecom B.V. (“KPN”) has claimed amounts as being due from a number of operators, including VGC, in respect of the relocation of network infrastructure owned by KPN and other operators; KPN was required to carry out such relocation pursuant to an arbitral direction. The amount claimed from VGC is approximately €217,000 (approximately US$ 286,000). VGC has denied any liability to pay such sum.
          As previously noted, any adverse decision in all or any of the ongoing proceedings summarised above regarding ROW charges in France could render the operation of all or part of the Company’s network in France uneconomical and, in the event of any inability on the part of the Company to maintain the ROW and/or any requirement to make payment of any of the currently withheld ROW fees in connection with the VNF proceedings, could have a material adverse effect on the Company’s financial position and on its ability to operate the European Network. Subject to this, the Company does not believe that any adverse outcome from litigation would have a material adverse effect on its financial position or results of operations. The Company is not aware of any other material litigation against it. The Company does, however, have various other legal proceedings pending against it or its subsidiaries which, if adversely determined, would not have, in the Company’s view, individually or in the aggregate, a material adverse effect on its business, financial condition or results of operation.
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
The Successor
     The Successor’s common shares, US$0.01 par value per share, referred to throughout this Form 20-F as our “common shares”, are currently traded on the over-the-counter market under the symbol “VTLAF.PK”. Prior to December 2002, we were not aware of any trading in our common shares; a price at December 2002 was determined at US$0.51 per share. The following chart sets out the high and low sales price of our common shares since they commenced trading on the over-the-counter market.

	High	Low
Period	(in USD)
To the year end December 31, 2003	8.00	0.50
First Quarter 2004	2.75	0.75
Second Quarter 2004	1.90	0.90
Third Quarter 2004	1.20	0.60
Fourth Quarter 2004	1.50	0.60
First Quarter 2005	0.96	0.60
Second Quarter 2005	0.75	0.07

	High	Low
Period	(in USD)
Third Quarter 2005	0.07	0.00
Fourth Quarter 2005	0.04	0.00
First Quarter 2006	0.09	0.00
Second Quarter 2006	0.08	0.00
Third Quarter 2006	0.07	0.00
October 2006	0.05	0.00
November 2006	0.00	0.00
December 2006	0.06	0.00
January 2007	0.00	0.00
February 2007	0.00	0.00
March 2007	0.06	0.01
April 2007	0.01	0.01
May 2007	0.06	0.00

     The issuance and distribution of the common shares other than the common shares issued or issuable under the Equity Incentive Plan were exempt from the registration requirements of the Securities Act, pursuant to Section 1145(a) of the Bankruptcy Code. The common shares are, generally, freely transferable unless the common shareholder is deemed, by Section 1145(b) of the Bankruptcy Code, to be an “underwriter” for purposes of Section 2(11) of the Securities Act with respect to such securities. If a common shareholder is deemed an underwriter, such securities may not be resold unless they are registered under the Securities Act or an exemption from such registration requirements is available.
Markets
     Our common shares are currently traded on the over-the-counter market under the symbol “VTLAF.PK”.
ITEM 10. ADDITIONAL INFORMATION
Description of Share Capital
     At the April 2004 SGM the Company resolved, among other things, that: (1) the authorized share capital of the Company be increased to US$2,500,000 by the creation of an additional 150,000,000 common shares; and (2) one unissued common share of the Company be redesignated as the Special Share.
     As a result, the authorized share capital of the Company is US$2,500,000 divided into 250,000,000 common shares of US$0.01 each (“common shares”). As of May 31, 2007, there were 10,630,000 fully paid common shares issued and outstanding. As of May 31, 2007 the Company had no outstanding options to purchase its common shares.
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
     170,000 of the Directors’ Options were exercised during the year ended December 31, 2003. As of May 31, 2007 all Officers Options had either been exercised or terminated.
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
     The following is a summary of the material provisions of Bermuda law and our organizational documents as were in effect as of May 31, 2007.
Objects and Purposes
     The Company’s objects are found in our Memorandum of Association. In summary, the objects for which the Company was formed and incorporated are:
•	to carry on the business of constructing, establishing, owning, providing operating and maintaining telecommunications networks in all parts of the world and to provide telecommunications services;

•	to carry on business as a holding company and to acquire and hold shares, stocks, debenture stock, bonds, mortgages, obligations and securities issued or guaranteed by any entity;

•	to acquire such shares and other securities by subscription, syndicate participation, tender, purchase, exchange or otherwise;

•	to coordinate the administration, policies, management, supervision, control, research, planning, trading and any and all other activities of, and to act as financial advisers and consultants to, any companies which may or which may become a group company;

•	to provide financing and financial investment, management and advisory services to any group company; and

•	as set forth in paragraphs (b) to (n) and (p) to (u) inclusive of the Second Schedule to the Bermuda Act.
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
     Our Bye-Laws provide that at the second annual general meeting of the Company all of the Directors shall retire from office, and at every subsequent annual general meeting one-half of the Directors who are subject to retirement by rotation or, if their number is not two or a multiple of two, the number nearest to but not more than one-half shall retire from office. The Directors to retire shall be those who have been longest in office since their last appointment or reappointment, but as between persons who became or were last reappointed Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. Under the Bye-Law amendments adopted at the April 2004 SGM, provision is now made that, for so long as the Special Share is outstanding, the Bye-Law providing for retirement by rotation shall not be applicable. Bermuda law will apply to retirement of Directors which states Directors are appointed at each annual general meeting or in such other manner and for such term as may be provided in the Bye-Laws and serve until reappointed or until their successors are appointed, unless they are earlier removed or resign.
     Except as permitted in our Bye-Laws, no person other than a Director retiring by rotation may be appointed a Director unless he is either: (1) recommended by our Board; or (2) recommended, appointed or elected by the holder of the Special Share; or (3) proposed by a Shareholder for appointment at a general meeting. In the latter case, the Shareholder must give the Company a duly executed notice of his intention to propose a person for appointment in the form more particularly described in the Bye-Laws not less than five, nor more than twenty-five, clear days before the date appointed for the general meeting.
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
Transfer of Shares
     Our Bye-Laws contain provisions relating to the transfer of shares in the Company and, separately, the transfer of the Special Share. These include a power given to the Board, in its absolute discretion and, without assigning any reason therefore, to decline to register any transfer of any share which is not a fully paid share.
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
Access to Books and Records and Dissemination of Information
     Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company’s certificate of incorporation, its memorandum of association, including its objects and powers, and any alteration to its memorandum of association. Shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented at the annual general meeting. The register of shareholders of a company is also open to inspection by shareholders and by members of the general public without charge.
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
Material Contracts
          On June 27, 2007 the Company entered into an amendment (the “Amendment”) relating to each of the Senior Increasing Rate Notes by which it was agreed that the maturity date of each of the Senior Increasing Rate Notes be extended from July 1, 2007 to July 1, 2008. In consideration for such extension of the maturity date, it was further agreed that the interest rate applicable as at July 1, 2007 on each of the Senior Increasing Rate Notes be increased by 1% per annum with effect from July 1, 2007.
     On April 3, 2007 the Company executed binding documentation in connection with the April 2007 Financing. The Amendment Nos. 5 Waiver and Consent to the 2005 Investment and Note Purchase Agreement and the form of the April 2007 Senior Notes related to the April 2007 Financing are filed as exhibits to this Form 20-F.
          On December 21, 2006 the Company executed binding documentation in connection with the December 2006 Financing. The Amendment Nos. 4 Waiver and Consent to the 2005 Investment and Note Purchase Agreement and the form of the December 2006 Senior Notes related to the December 2006 Financing are filed as exhibits to this Form 20-F.
          On June 21, 2006 the Company executed binding documentation in connection with the Global Voice Transaction. The Master Network Lease and Sale Agreement and the Network Operational Agreement related to the Global Voice Transaction were filed as exhibits to the May 23 6-K and are incorporated by reference herein.
     On March 21, 2006 the Company executed binding documentation in connection with the sale of Cybernet. The Share Purchase Agreement related to the sale of Cybernet was filed as an exhibit to the 2005 20-F and is hereby incorporated by reference in this Form 20-F.
     On March 14, 2006 the Company executed binding documentation in connection with the March 2006 Financing. The Investment and Note Purchase Agreement and the form of the March 2006

Senior Notes related to the March 2006 Financing were filed as exhibits to the 2005 20-F and are hereby incorporated by reference in this Form 20-F.
     On July 18, 2005 the Company executed binding documentation in connection with the EBT. The Instrument of Settlement, the EBT Contribution Covenant in relation to the Mrs. Woods Dependent Trust and the form of EBT Contribution Covenant in relation to the Stuart Blythe and Steve Best Dependent Trusts were filed as exhibits to the 2005 20-F and are hereby incorporated by reference in this Form 20-F.
     On June 23, 2005 the Company executed binding documentation in connection with the July 2005 Financing. The Investment and Note Purchase Agreement, the Letter Agreement and the form of the July 2005 Senior Notes related to the July 2005 Financing were filed as exhibits to the Form 20-F filed by the Company for the year end December 31, 2004 on June 30, 2005, and are incorporated by reference in this Form 20-F.
     It was a condition of the April 2004 Financing that our Chief Executive Officer, Lucy Woods, enter into an employment agreement on terms satisfactory to the Investors. This employment agreement entered into between the Company and Mrs. Woods on April 21, 2004 was filed as an exhibit to the 2005 20-F and is hereby incorporated by reference in this Form 20-F.
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
     As an exempted company, we are liable to pay the Bermuda Government an annual registration fee calculated on a sliding scale based upon our authorized share capital and any premium paid on the issue of shares at a rate not exceeding Bermuda Dollars 29,220 per annum.
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
     For the taxable years ended December, 31, 2003, December 31, 2004, December 31, 2005 and December 31, 2006, we do not believe we satisfied either the Income Test or the Asset Test. We did, however, satisfy the Asset Test for the taxable year ended December 31, 2002. However, because we believe we qualified for the “start-up year” exception (described below) with respect to the taxable year ended December 31, 2002, we will not be treated as a PFIC for that taxable year ending and, accordingly, the subsequent taxable years ended December 31, 2003, December 31, 2004 and December 31, 2005. We believe that we qualified for the start-up year exception for the taxable year ending December 31, 2002 because:
•	the Predecessor corporation was not a PFIC; and

•	we were not a PFIC for any of our 2003, 2004 or 2005 taxable years.
     Our determination that we are not a PFIC depends upon whether our gross income and holdings of passive assets remain at a level that will not cause us to become a PFIC. While we intend to so manage the level of our gross income and passive assets, it may not always be feasible for us to do so. In addition, since the nature of our income, assets and activities may change, we cannot be certain that we will not be classified as a PFIC for our taxable year ending December 31, 2007, or any subsequent year.
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
     If a PFIC ceases to satisfy the Income Test and the Asset Test in a taxable year, a U.S. Holder may prospectively avoid application of the Excess Distribution Rules by electing to recognize builtin gain (but not loss) on the stock of the foreign corporation as of the last day of the taxable year for which the foreign corporation satisfied the Income Test or the Asset Test. The gain recognized from the deemed sale, however, would be subject to the Excess Distribution Rules. A U.S. Holder who elects the deemed sale treatment will increase its basis in the stock by the amount of the gain recognized on the deemed sale of such stock. Losses are not recognized on the deemed sale, and there is no adjustment to the U.S. Holder’s stock basis where there is a realized but unrecognized loss on the deemed sale. You should consult your own tax advisors as to whether you should elect the deemed sale treatment.
     A U.S. Holder who beneficially owns shares in a PFIC must file an annual return with the Internal Revenue Service on IRS Form 8621 that describes any distributions received with respect to the PFIC shares and any gain realized on the disposition of these shares.
     You should consult your own tax advisors regarding the tax consequences that would arise if we were treated as a PFIC.

Controlled Foreign Corporation
     If U.S. persons who individually own at least 10% of our common shares (10% Shareholders”) own, in the aggregate, more than 50% (measured by voting power or value) of the stock of our common shares (directly, indirectly or by attribution), we will be a controlled foreign corporation (a “CFC”) for U.S. tax purposes. Morgan Stanley and Värde are deemed to beneficially own collectively greater than 50% of our common shares as a result of their direct ownership plus their ownership of 2004 Notes which are convertible into our common shares (See Item 7. “Major Shareholders and Related Party Transactions – Security Ownership of Certain Beneficial Owners”). Accordingly, we will be characterized as a CFC and a portion of our undistributed income (“subpart F income”) may be subject to inclusion in the taxable income of each 10% Shareholder, and a portion of the gain recognized by such 10% Shareholder on the disposition of its common shares (which could otherwise qualify for capital gain treatment) may be converted into ordinary income. Since we will be treated as a controlled foreign corporation, a U.S. Holder that is a 10% Shareholder would be taxable on the subpart F income under rules described above and not under the PFIC rules previously described.
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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Foreign Currency Exchange Risks

     Viatel is an international company that at the end of December 2006 had operations in eight countries. Only two operations and the parent company have a functional currency of U.S. dollars. Having operations in foreign currencies exposes the Company to foreign currency exchange risks.
     There are principally two types of foreign exchange risk, transaction and translation risks that may impact the results of operations and comprehensive income respectively. These are discussed more fully below.
Transaction risks
     Transactions in currencies other than the functional currency are translated at either the exchange rate in effect at the end of the month in which the transaction occurs or in some cases the rate in effect at the date of the transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is settled or translated, are recognized in the consolidated statement of operations as a component of “Selling, general and administrative expenses”.
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
     The parent company’s cash balances consist of Pounds Sterling, Euros and U.S. Dollars. The Euro bank account is revalued each month and the resultant gain or loss is reflected in the consolidated statements of operations as a component of “Selling, general and administrative expenses”.

     The fluctuation in the exchange rates resulted in a foreign currency gain reflected in the consolidated statement of operations of US$5.0 million for the year ended December 31, 2006, US$3.9 million for the year ended December 31, 2005 and US$1.6 million for the year ended December 31, 2004.
Translation risks
     The financial statements of the Company’s local operating subsidiaries with a functional currency other than U.S. Dollars are translated into U.S. Dollars using the current rate method. Accordingly, assets and liabilities are translated at period-end exchange rates while revenue and expenses are translated at the period’s average exchange rates. Exchange differences arising from the retranslation at period end exchange rates of the opening net investments and results for the period are charged or credited directly to the foreign currency translation adjustment in shareholders’ equity.
     The fluctuation in the exchange rates resulted in a foreign currency translation loss reflected as a component of accumulated other comprehensive loss in stockholders’ equity, of US$1.3 million for the year ended December 31, 2006, compared with a loss of US$9.5 million for the year ended December 31, 2005 and a gain of US$3.6 million for the year ended December 31, 2004.
     Exchange rates can vary significantly. The Euro high and low rates varied by approximately 12% in relation to the U.S. Dollar during the year ended December 31, 2006; in 2005, the variation was in the region of 16%. This variation affects the average exchange rates used to translate the income statements of our operating companies whose functional currency is not U.S. Dollars. At December 31, 2006, the Euro to U.S. Dollar exchange rate was approximately 12% above where it was at the beginning of the year; as at December 31, 2005, the corresponding figure was 8%. This variation affects the ending exchange rates used to translate amounts on the balance sheet of our operating companies whose functional currency is not U.S. Dollars. Future changes in the value of the Euro could have a material impact on our financial position and results of operations. We also experienced fluctuations in other exchange rates.
Hedging against foreign exchange risks
     We manage currency exchange rate exposure through the use of hedging transactions and natural hedging strategies through our treasury planning function, and it is anticipated that we will continue to do so.
     The Company did not undertake any new hedging transactions in 2006 or 2005. During 2004 the Company entered into three hedging contracts. These contracts allowed for the conversion of US$6.0 million, US$6.0 million and US$10.0 million into Pounds Sterling at “Protected” rates of US$1.8045, US$1.7975 and US$1.7885 respectively for delivery on July 1, 2004, October 1, 2004 and January 5, 2005. These conversion rates were dependent upon the GBP to USD spot rates at the time of exercise being above these rates; if market rates had been lower, the actual conversion rates would have been split between the Protected rate, and market rates, based on the proportion of time during the contract period in which actual rates had been below the Protected rates.
     We have exposure to financial market risks, including changes in interest rates and foreign exchange rates. At December 31, 2006 and 2005, the Company’s financial instruments consisted of short-term investments and money market deposits. At December 31, 2006 and 2005 all of our investments were due to mature within three months and the carrying value of such investments approximates fair value.
Sensitivity analysis
     As mentioned above, at December 31, 2006 and 2005, we had Euro and Pound Sterling denominated balances held by group entities with a functional currency in U.S. Dollars. Therefore, this exposes the Company to foreign currency exchange rate risk in the Statement of Operations. At December 31, 2006, a 10 percent weakening of the U.S. Dollar against all other currencies in which the Group’s net losses are denominated would have resulted in an increased loss of US$2.6 million (2005 increase– US$3.4 million). A 10 percent strengthening of the U.S. Dollar against all other currencies in which the Group’s net losses are denominated would have resulted in a reduced loss of US$2.6 million (2005 decrease – US$3.4 million).
Interest Rates
     In connection with the April 2004 Financing the Company issued 2004 Notes with a principal amount of US$52.3 million, which bear interest at a fixed rate of 8% per annum to be compounded and payable semi-annually by way of additional 2004 Notes or, at the Company’s option, in cash. The loan notes are convertible into common shares of the Company upon the occurrence of certain specified “liquidity events” such as a change of control or an initial public offering, or if not previously converted, after the ninth anniversary of issuance, or upon the request of the holders of a majority of the 2004 Notes; the conversion price is based upon a calculation of the total equity value of the Company to be calculated at the time of conversion by the Board (subject to approval of the majority of the noteholders), the lowest possible conversion price under the 2004 Notes (absent agreement as between the majority noteholders and the Company) being US$0.75 per common share. The 2004 Notes are also puttable at a price of 101% of the principal should a change of control of the Company be effected. Otherwise, the 2004 Notes are repayable at par on April 21, 2014.
     Interest on the July 2005 Senior Notes (issued in connection with the July 2005 Financing) was initially 12% per annum, payable semi-annually on January and July of each year with the interest rate increasing by 0.5% per annum on each interest payment date, beginning January 15, 2006. For the first year of issue up until June 30, 2006, it was provided for interest to be paid on the July 2005 Senior Notes by way of the issuance of additional July 2005 Senior Notes and that, as from July 1, 2006, interest would be payable in cash only; by a series of waivers, the relevant Investors formally waived the event of default that would have arisen from any failure of the Company to make the July 1, 2006 interest payment in cash. Subsequently, and in connection with the December 2006 Financing, the relevant Investors agreed to amend the July 2005 Senior Notes allowing for the Company to continue to satisfy the payment of interest up until January 15, 2007 through the issuance of additional July 2005 Senior Notes; as previously noted, under the terms of the Amendment, the maturity date of the July 2005 Senior Notes has been extended from July 1, 2007 to July 1, 2008 in consideration for the interest rate applicable as of July 1, 2007 on each of the July 2005 Senior Notes being increased by 1% per annum with effect from July 1, 2007. The Amendment additionally provided for the Company to be able to satisfy future interest payments until July 1, 2008 through the issuance of additional July 2005 Senior Notes.
     Interest on the March 2006 Senior Notes (issued in connection with the March 2006 Financing) was initially 12.5% per annum, payable semi-annually on January and July of each year with the interest rate increasing by 0.5% per annum on each interest payment date, beginning July 15, 2006. For the first year of issue up until June 30, 2006, it was provided for interest to be paid on the March 2006 Senior Notes by way of the issuance of additional March 2006 Senior Notes and that, as from July 1, 2006, interest would be payable in cash only; by a series of waivers, the relevant Investors formally waived the event of default that would have arisen from any failure of the Company to make the July 1, 2006 interest payment in cash. Subsequently, and in connection with the December 2006 Financing, the relevant Investors agreed to amend the March 2006 Senior Notes allowing for the Company to continue to satisfy the payment of interest due up until January 15, 2007 through the issuance of additional March 2006 Senior Notes; as previously noted, under the terms of the Amendment, the maturity date of the July 2005 Senior Notes has been extended from July 1, 2007 to July 1, 2008 in consideration for the interest rate applicable as at July 1, 2007 on each of the March 2006 Senior Notes being increased by 1% per annum with effect from July 1, 2007. The Amendment additionally provided for the Company to be able to satisfy future interest payments until July 1, 2008 through the issuance of additional March 2006 Senior Notes.
     Interest on the December 2006 Senior Notes (issued in connection with the December 2006 Financing) was initially 12.75% per annum, payable semi-annually on January 15, 2007 with the interest rate increasing by 0.5% per annum on such interest payment date until maturity. Up until January 15, 2007 the payment of interest was to be satisfied through the issuance of additional December 2006 Senior Notes; as previously noted, under the terms of the Amendment, the maturity date of the December 2006 Senior Notes has been extended from July 1, 2007 to July 1, 2008 in consideration for the interest rate applicable as at July 1, 2007 on each of the December 2006 Senior Notes being increased by 1% per annum with effect from July 1, 2007. The Amendment additionally provided for the Company to be able to satisfy future interest payments until July 1, 2008 through the issuance of additional December 2006 Senior Notes.
     Interest on the April 2007 Senior Notes (issued in connection with the April 2007 Financing) was initially 12.75% per annum, payable on maturity; as previously noted, under the terms of the Amendment, the maturity date of the April 2007 Senior Notes has been extended from July 1, 2007 to July 1, 2008 (in consideration for the interest rate applicable as at July 1, 2007 on each of the April 2007 Senior Notes being increased by 1% per annum with effect from July 1, 2007) and interest on the April 2007 Senior Notes is payable semi-annually on July 15, 2007 and January 15, 2008 with the interest rate increasing by 0.5% per annum on each such interest payment date until maturity– the Amendment additionally provided for the Company to be able to satisfy future interest payments until July 1, 2008 through the issuance of additional April 2007 Senior Notes.
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
     We have carried out the above-referenced evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006, the end of the period covered by this Form 20-F. This evaluation has been carried out under the supervision of, and with the participation of, our senior management, including our Chief Executive Officer (our principal executive officer) and our Chief Financial Officer (our principal financial officer).

     Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the U.S. SEC’s rules and forms. This conclusion was based principally on the material weakness in our the internal controls as identified by the Company and Deloitte & Touche LLP, our independent registered public accounting firm, and discussed below.
     In connection with the annual audit of the financial statements of the Company for the period ended December 31, 2006, two significant deficiencies were identified in our accounting and internal control systems, the combination of which was deemed to constitute a material weakness in our financial reporting process. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects our ability to initiate, authorise, record, process or report external financial data reliably in accordance with U.S. GAAP such that there is more than a remote likelihood that a misstatement of our annual or interim financial statements that is more than inconsequential will not be prevented or detected. The significant deficiencies identified at the Company related to: (1) insufficient expertise to address the complexities of U.S. GAAP; and (2) the Company’s consolidation process in light of the complexity of the Company’s accounting.
     To assist us with the application of U.S. GAAP and U.S. SEC reporting requirements, we engaged an external adviser in 2006. However, this engagement proved not to be wholly effective due to the fact that such advice tended to be provided on a reactive basis to Company requests rather than being proactive. To overcome these deficiencies, we have agreed to institute regular meetings (at least quarterly) with our U.S. GAAP adviser to ensure that it has sufficient understanding of the Company and its operations so as to enable it to be more proactive in its advice to us.
     Our consolidation process is fairly complex, partly as a result of the application of Fresh Start accounting and partly because of the unusual complexity of some of its transactions. We are continuing to evaluate and discuss ways in which we can better ensure the accuracy and transparency of adjustments made in the consolidation process.
     We believe we have made significant progress to identify methods to remedy the material weakness and continue to work to implement the internal controls necessary for a publicly traded Company.
     In order to ensure the effectiveness of our disclosure, controls and procedures:

•	we have engaged an external law firm to review on an ongoing basis various aspects of our Exchange Act disclosure procedures;

•	we have established a Disclosure Committee operating under a written Disclosure Committee Charter approved by our Board. The Disclosure Committee Charter was adopted by our Chief Executive Officer and Chief Financial Officer and ratified by our Board. The Charter enumerates the Committee’s responsibilities, including designing disclosure controls, monitoring their effectiveness and supervising the preparation of our disclosure documents. The current members of the Disclosure Committee are General Counsel Stuart Blythe, Chief Financial Officer Andrew Court, Legal Director Laura King and Financial Controller Toni Flore. However, following the departure from the Company of the previous Chief Financial Officer and acting Chief Financial Officer, Andrew Court was only appointed after the year-end. Members of the Disclosure Committee oversee the gathering of information in connection with the preparation of the reports that we file under the Exchange Act, including this Form 20-F, and work to ensure the accuracy and completeness of our disclosures in such reports;
•	the members of our Disclosure Committee have been directly involved in the preparation and review of this Form 20-F; and

•	further, our Board has approved and adopted a written Code of Ethics. See “Item 16B. Code of Ethics”.
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
     Other than the appointment of the U.S. GAAP adviser, there were no significant changes in our internal controls or in other factors in the current year that could significantly affect our internal controls subsequent to the date of our evaluation of our disclosure controls and procedures.
ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT
     The Board formally designated Dennis Belcher, a member of its Audit Committee, as the Audit Committee Financial Expert on November 1, 2006. Up until then, the Company continued to rely on the collective expertise of the current members of the Audit Committee.
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
     During 2006, the Company did not grant any waiver, including any implicit waiver, from any provision of the Code of Ethics to the principal executive officer, the principal financial officer, the principal accounting officer or controller, or persons performing similar functions.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     At the annual meeting of the Company held on December 6, 2006, our shareholders re-appointed Deloitte & Touche LLP, London, England, to serve as our Independent Registered Public Accounting Firm for the 2007 fiscal year. See “Item 6. Directors, Senior Management and Employees – Board Practices – Committees of the Board of Directors”.
     Aggregate fees billed and billable to the Company for the fiscal years ended December 31, 2006, 2005, and 2004 by the Company’s principal accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, “Deloitte”) were:

	Year ended December 31,
US$’000(1)	2006	2005	2004

Audit Fees (2)	504	516	321
Audit-Related Fees (3)	—	—	75

Total audit and audit-related fees	504	516	396
Tax Fees (4)	66	78	27

Total Fees	570	594	423

(1)	Predominantly all fees are billed in Pounds Sterling. The exchange rates used in preparing this table are GBP:US$ 1:1.96 for 2006, 1:1.73 for 2005 and 1:1.833 for 2004.

(2)	Consists of fees rendered for professional services for the audit of our annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(3)	Consists of fees for additional audit-related services.

(4)	Consists of fees for UK tax compliance services.
Audit Committee’s pre-approval policies and procedures
     Our Audit Committee nominates and engages our independent auditors to audit our financial statements. See also “Item 6. Directors, Senior Management and Employees – Board Practices – Committees of the Board of Directors”. In 2003, our Audit Committee also adopted a policy requiring management to obtain the Committee’s approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually specific audit and non-

audit services in the categories Audit Service, Audit-Related Services, Tax Consulting Services, and Other Services that may be performed by our auditors, subject to any de minimis threshold of $25,000.
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
ITEM 18. FINANCIAL STATEMENTS
     The financial statements listed in the Index to Financial Statements are filed or incorporated by reference as a part of this Form 20-F.
ITEM 19. EXHIBITS

Exhibit
Number		Description of Exhibit

1.1	-	Certificate of Incorporation of Viatel Holding (Bermuda) Limited. (Previously filed as Exhibit 1.1 to the Company’s Form 20-F for the year ended December 31, 2002 dated March 22, 2004 and incorporated by reference herein.)

Exhibit
Number		Description of Exhibit

1.2	-	Memorandum of Association of Viatel Holding (Bermuda) Limited. (Previously filed as Exhibit 1.2 to the Company’s Form 20-F for the year ended December 31, 2002 dated March 22, 2004 and incorporated by reference herein.)

1.3	-	Amendment to Memorandum of Association of Viatel Holding (Bermuda) Limited. (Previously filed as Exhibit 1.3 to the Company’s Form 20-F for the year ended December 31, 2002 dated March 22, 2004 and incorporated by reference herein.)

1.4	-	Bye-laws of Viatel Holding (Bermuda) Limited effective from April 21, 2004. (Amending and reinstating those Bye-Laws previously filed as Exhibit 99.2 to the Company’s Form 6-K dated February 5, 2004.)

2.1	-	Form of Registration Rights Agreement, among Viatel Holding (Bermuda) Limited and the other parties thereto. (Previously filed as Exhibit 2 to the Company’s Form 20-F for the year ended December 31, 2002 dated March 22, 2004 and incorporated by reference herein.)

2.2	-	Registration Rights Agreement, among Viatel Holding (Bermuda) Limited and the other parties thereto. (Previously filed as Exhibit 2 to the Company’s Form 6-K dated April 28, 2004 and incorporated by reference herein.)

4.1	-	Investment and Note Purchase Agreement, among Viatel Holding (Bermuda) Limited and the other parties thereto. (Previously filed as Exhibit 1 to the Company’s Form 6-K dated April 28, 2004 and incorporated by reference herein).

4.2	-	Shareholders’ Agreement, among Viatel Holding (Bermuda) Limited and the other parties thereto. (Previously filed as Exhibit 3 to the Company’s Form 6-K dated April 28, 2004 and incorporated by reference herein).

4.3	-	Form of Note, due 2014. (Previously filed as Exhibit 4 to the Company’s Form 6-K dated April 28, 2004 and incorporated by reference herein).

4.4	-	Investment and Note Purchase Agreement among Viatel Holding (Bermuda) Limited and the other parties thereto dated June 23, 2005. (Previously filed as Exhibit 4.4 to the Company’s Form 20-F for the year ended December 31, 2005 and incorporated by reference herein).

4.5	-	Letter Agreement among Viatel Holding (Bermuda) Limited and the other parties thereto dated June 23, 2005. (Previously filed as Exhibit 4.5 to the Company’s Form 20-F for the year ended December 31, 2005 and incorporated by reference herein).

Exhibit
Number		Description of Exhibit

4.6	-	Form of Note, due 2007 in relation to the July 2005 Financing. (Previously filed as Exhibit 4.6 to the Company’s Form 20-F for the year ended December 31, 2005 and incorporated by reference herein).

4.7	-	Employment Agreement between Viatel Holding (Bermuda) Limited and the Chief Executive Officer, dated April 21, 2004. (Previously filed as Exhibit 4.7 to the Company’s Form 20-F for the year ended December 31, 2005 and incorporated by reference herein).

4.8	-	Amendment No. 3, waiver and consent relating to the Investment and Note Purchase Agreement dated 23 June 2005 among Viatel Holding (Bermuda) Limited and the other parties thereto dated March 14, 2006. (Previously filed as Exhibit 4.8 to the Company’s Form 20-F for the year ended December 31, 2005 and incorporated by reference herein).

4.9	-	Form of Note, due 2007 in relation to the March 2006 Financing. (Previously filed as Exhibit 4.9 to the Company’s Form 20-F for the year ended December 31, 2005 and incorporated by reference herein).

4.10	-	Share Purchase Agreement among Viatel Holding (Bermuda) Limited and the other parties thereto dated October 20, 2005. (Previously filed as Exhibit 4.10 to the Company’s Form 20-F for the year ended December 31, 2005 and incorporated by reference herein).

4.11	-	Master Network Sale and Lease Agreement among Viatel Holding (Bermuda) Limited and the other parties thereto dated June 15, 2006. (Previously filed as Exhibit 4.14 to the Company’s Form 20-F for the year ended December 31, 2005 and incorporated by reference herein).

4.12	-	Network Operational Agreement among Viatel Holding (Bermuda) Limited and the other party thereto dated June 15, 2006. (Previously filed as Exhibit 4.15 to the Company’s Form 20-F for the year ended December 31, 2005 and incorporated by reference herein).

4.13	-	Instrument of Settlement in relation to the EBT among Viatel Holding (Bermuda) Limited and the other party thereto dated July 18, 2005. (Previously filed as Exhibit 4.16 to the Company’s Form 20-F for the year ended December 31, 2005 and incorporated by reference herein).

4.14	-	EBT Contribution Covenant in relation to the Lucy Woods Dependent Trust dated July 19, 2005. (Previously filed as Exhibit 4.17 to the Company’s Form 20-F for the year ended December 31, 2005 and incorporated by reference herein).

Exhibit
Number		Description of Exhibit

4.15	-	Form of EBT Contribution Covenant in relation to the Stuart Blythe and Steve Best Dependent Trusts. (Previously filed as Exhibit 4.18 to the Company’s Form 20-F for the year ended December 31, 2005 and incorporated by reference herein).

4.16	-	Amendment No. 4, Waiver and Consent relating to the Investment and Note Purchase Agreement dated June 23, 2005 among Viatel Holding (Bermuda) Limited and the other parties thereto dated December 21, 2006.

4.17	-	Form of Note, due 2007 in relation to the December 2006 Financing.

4.18	-	Amendment No. 5, Waiver and Consent relating to the Investment and Note Purchase Agreement dated June 23, 2005 among Viatel Holding (Bermuda) Limited and the other parties thereto dated April 3, 2007.

4.19	-	Form of Note, due 2007 in relation to the April 2007 Financing.

4.20	-	Amendment to the Senior Increasing Rate Notes among Viatel Holding (Bermuda) Limited and the holders of the Senior Increasing Rate Notes dated June 27, 2007.

8	-	List of subsidiaries of Viatel Holding (Bermuda) Limited.

11	-	Code of Ethics. (Previously filed as Exhibit 11 to the Company’s Form 20-F for the year ended December 31, 2002 dated March 22, 2004 and incorporated by reference herein.)

12.1	-	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	-	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	-	Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	-	Amended Disclosure Statement with Respect to the First Amended Joint Chapter 11 Plan of Reorganization of Viatel, Inc. and Certain of its Subsidiaries (Previously filed as Exhibit 2.1 to the Company’s Form 8-K dated January 22, 2002 and incorporated by reference herein.)

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Viatel Holding (Bermuda) Limited

By:	/s/ Lucy Woods Lucy Woods Chief Executive Officer
Date: June 29, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Viatel Holding (Bermuda) Limited
Hamilton, Bermuda
We have audited the accompanying consolidated balance sheets of Viatel Holding (Bermuda) Limited, a Bermudan Company and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the Company’s consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2006 and December 31, 2005 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
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
/s/ DELOITTE & TOUCHE LLP
London, England
June 29, 2007

VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(United States Dollars, in thousands, unless specifically stated)

	December	December
	31, 2006	31, 2005

ASSETS
Current assets:
Cash and cash equivalents	17,679	—
Accounts receivable (net of allowance for doubtful debts of $451, 2005 – $644)	3,766	1,905
Amounts receivable from bankruptcy estates within one year	—	1,565
VAT receivable	3,373	2,775
Prepaid expenses and other current assets	12,402	6,535
Assets held for sale	—	5,524

Total current assets	37,220	18,304
Non-current assets:
Property and equipment, net	41,605	30,522
Deferred financing costs	6,784	7,583

Total assets	85,609	56,409

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Bank overdraft	—	4,436
Accounts payable	18,862	13,201
Accrued expenses	8,818	4,384
Accrued interest	4,293	3,109
Deferred revenue	7,171	1,062
Other current liabilities	5,948	2,503
Liabilities held for sale	—	5,572

Total current liabilities	45,092	34,267

Long–term liabilities:
Loan notes	88,946	58,074
Deferred revenue	27,693	—

Total long–term liabilities	116,639	58,074

Total liabilities	161,731	92,341
Commitments and contingencies (Note 11)
Shareholders’ deficit:
Common stock, $0.01 par value: 2006 – 250,000,000 shares authorized; 10,630,000 shares issued and outstanding, 2005 – 250,000,000 shares authorized; 10,630,000 shares issued and outstanding	106	106
Additional paid–in capital	117,625	117,625
Accumulated other comprehensive income	7,602	8,933

	(United States dollars, in
	thousands, unless specifically stated)
	December	December
	31,2006	31,2005

Accumulated deficit	(201,455)	(162,596)

Total shareholders’ deficit	(76,122)	(35,932)

Total liabilities and shareholders’ deficit	85,609	56,409

See accompanying notes to consolidated financial statements.

VIATEL HOLDING (BERMUDA) LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(United States Dollars, in thousands, unless specifically stated)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2005	2004

Revenue:
Communication services revenues	31,621	18,595	12,147
Operations and maintenance fee revenue	1,846	1,964	1,828

Total revenue	33,467	20,559	13,975
Operating expenses:
Cost of services sold (exclusive of depreciation shown below)	(17,037)	(12,691)	(7,247)
Selling, general and administrative	(49,017)	(56,346)	(65,244)
Gain on amounts due from bankruptcy estates	4,216	—	3,105
Impairment	—	(242)	—
Depreciation and amortization	(8,070)	(6,538)	(7,036)

Total operating expenses (net)	(69,908)	(75,817)	(76,422)
Other operating income	93	362	17,780

Operating loss	(36,348)	(54,896)	(44,667)
Other income / (expense):
Interest and other income	430	260	774
Interest expense	(13,118)	(8,199)	(4,395)

Net loss from continuing operations before taxation	(49,036)	(62,835)	(48,288)
Taxation	(510)	(666)	241

Net loss from continuing operations	(49,546)	(63,501)	(48,047)

Discontinued operations:
Income from discontinued operations (including profit of $10,622 in 2006 on disposal of Cybernet)	10,698	129	869
Taxation	(11)	(6)	(1)

Net income from discontinued operations	10,687	123	868
Net loss	(38,859)	(63,378)	(47,179)
Foreign currency translation adjustment	(1,331)	(9,526)	3,545

Comprehensive loss	(40,190)	(72,904)	(43,634)
Weighted average common shares outstanding, basic and diluted	10,630	10,630	10,680
Net loss per common share attributable to common shareholders, basic and diluted — continuing operations	(4.66)	(5.97)	(4.50)
Net income per common share attributable to common shareholders, basic and diluted — discontinued operations	1.01	0.01	0.08

Total	(3.65)	(5.96)	(4.42)

See accompanying notes to consolidated financial statements.

VIATEL HOLDING (BERMUDA) LIMITEDAND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(United States Dollars, in thousands, except “number of shares of common stock”)

	Number of				Foreign
	Shares of		Additional	Deferred	Currency
	Common	Common	Paid–In	Stock	Translation	Accumulated
	Stock	Stock	Capital	Compensation	Adjustment	Deficit	Total

Balance at January 1, 2004	10,730,000	107	98,494	(13)	14,914	(52,039)	61,463
Shares cancelled	(100,000)	(1)	—	—	—	—	(1)
Stock options forfeited	—	—	(61)	13	—	—	(48)
Beneficial conversion feature	—	—	17,612	—	—	—	17,612
Foreign currency translation adjustment	—	—	—	—	3,545	—	3,545
Net loss	—	—	—	—	—	(47,179)	(47,179)

Balance at December 31, 2004	10,630,000	106	116,045	—	18,459	(99,218)	35,392
Beneficial conversion feature	—	—	1,580	—	—	—	1,580
Foreign currency translation adjustment	—	—	—	—	(9,526)	—	(9,526)
Net loss	—	—	—	—	—	(63,378)	(63,378)

Balance at December 31, 2005	10,630,000	106	117,625	—	8,933	(162,596)	(35,932)
Foreign currency translation adjustment	—	—	—	—	(1,331)	—	(1,331)
Net loss	—	—	—	—	—	(38,859)	(38,859)
Balance at December 31, 2006	10,630,000	106	117,625	—	7,602	(201,455)	(76,122)

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASHFLOWS
(United States Dollars, in thousands, unless specifically stated)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2005	2004

Cash flows from operating activities:
Net loss	(38,859)	(63,378)	(47,179)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	8,261	7,989	9,140
Loss on disposal of property and equipment	3,579	79	344
Interest expense on long-term debt	8,256	5,603	2,930
Amortization of deferred financing costs	1,632	969	461
Amortization of loan note discount	1,604	1,540	1,003
Deferred income tax liability	—	55	(257)
Stock-based compensation	—	—	(48)
Profit on sale of Cybernet	(10,622)	—	—
Changes in operating assets and liabilities, net of effect of acquisitions:
Decrease/(increase) in accounts and notes receivable	119	(718)	859
Increase in accrued interest expense on loan Notes	1,184	1,154	1,955
Decrease/ (increase) in amounts receivable from exchange contracts	—	10,552	(10,552)
(Increase) / decrease in prepaid expenses and other receivables	(4,356)	98	374
Decrease in amounts receivable from bankruptcy estates	1,565	3,755	1,937
Increase in deferred revenue	27,693	—	96
Decrease in accounts payable, accrued expenses and other current liabilities	(7,606)	(300)	(9,401)

Net cash used in operating activities	(7,550)	(32,602)	(48,338)
Cash flows from investing activities:
Capital expenditures	(2,026)	(4,707)	(3,847)
Increase in restricted cash	(387)	(10)	(486)
Proceeds from disposal of Cybernet, net of costs and cash at disposal	8,462	—	—

Net cash used in investing activities	6,049	(4,717)	(4,333)
Cash flows from financing activities:
Proceeds from loan notes	22,086	16,000	52,250
Deferred financing costs associated with loan notes	(832)	(923)	(8,092)
(Repayment of) / proceeds from overdraft facility	(4,436)	4,436	—

Net cash provided by financing activities	16,818	19,513	44,158
Effects of exchange rate changes on cash	953	(3,605)	955

Net increase / (decrease) in cash and cash equivalents	16,270	(21,411)	(7,558)
Cash and cash equivalents included in assets held for sale	1,409	881	868
Cash and cash equivalents at beginning of period	—	21,939	29,510

Cash and cash equivalents at end of period	17,679	—	21,939
Cash and cash equivalents included in assets held for sale	—	1,409	881

Supplemental disclosure of cash flow activity
Interest paid	350	13	2
Interest received	215	254	775
Taxes paid	153	128	—
Receipts from bankruptcy estates	5,785	3,081	5,612
Receipt from Global Voice transaction	23,641	—	—
See accompanying notes to consolidated financial statements

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated )
(1) Nature of Business and Basis of Presentation
     Viatel Holding (Bermuda) Limited (“the Company”) operates a pan–European telecommunications network (the “European Network”) comprised of advanced fiber–optic cable systems and interfaces that are owned by, leased to, or otherwise available to the Company. The Company offers a variety of telecommunications products and services including IP transit, dark fiber, bandwidth, leased line services, managed hosting, co–location services, managed Internet Protocol VPN (“IPVPN”), Voice over IP (“VoIP”) and rights of use in capacity. References in these consolidated financial statements to “the Group”, “Viatel”, “we” or “us” refer to Viatel Holding (Bermuda) Limited and its subsidiaries.
     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company currently has limited financial resources available to support ongoing operations, fund its operating business plan and pay ongoing operational obligations as they become due.
     In April 2007, the Company received additional financing from three of its investors, Morgan Stanley &Co. Incorporated (“Morgan Stanley”), Värde Partners, Inc. (“Värde”) and Stonehill Institutional Partners, Inc. (“Stonehill”) (the “April 2007 Financing”) in the amount of US$13.0 million in the following respective amounts: Morgan Stanley US$10.3 million; Värde US$2.5 million and Stonehill US$0.2 million. This was by way of the issuance of increasing rate senior secured loan notes on substantially the same terms as the increasing rate senior secured loan notes issued under each of the previous financings completed with the same three investors on July 1, 2005 (the “July 2005 Financing”), March 14, 2006 (the “March 2006 Financing”) and December 21, 2006 (the “December 2006 Financing”); all such increasing rate senior secured loan notes being together referred to as the “Senior Notes”.
     As at June 27, 2007, the Company entered into an amendment (the “Amendment”) relating to each of the Senior Notes by which it was agreed that the maturity date of each of the Senior Notes be extended from July 1, 2007 to July 1, 2008 and that the Company be able to satisfy future interest payments until July 1, 2008 by way of the issuance of additional Senior Notes. In consideration for such extension of the maturity date, it was further agreed that the interest rate applicable as at July 1, 2007 on each of the Senior Notes be increased by 1% per annum with effect from July 1, 2007.
     On the basis of current cash flow expectations, the Company will, in the short term, require additional financing in order to fund its operations and the continued implementation of its business plan. It is anticipated that such financing will be provided through a combination of the issuance of additional senior secured loan notes (on substantially the same terms as the Senior Notes) to one or more of the current investors and, ultimately, a refinancing of our existing debt facilities (possibly including an early conversion of the US$52.3 million (plus interest) of 8% convertible senior secured notes due 2014 (the “2004 Notes”) issued under the initial debt financing the Company completed with a group of investors (the “Investors”) on April 21, 2004 (the “April 2004 Financing”), (although no proposal with respect to any such early conversion has been made by or on behalf of the Investors), together with potential further investments in the Company’s business from third parties outside the existing group of Investors.
     If the Company does not obtain additional funding and/or refinancing and/or third party investment, the Directors will be forced to reduce dramatically cash requirements or to raise cash, by discontinuing or disposing of existing development programmes or business operations, by selling assets or otherwise. These consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty. If these measures were to be inadequate to cover the Company’s cash needs, the Company would likely become insolvent.
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
(c) AICPA Practice Bulletin, “Confirmation Contingencies in Fresh Start Reporting”
     Included in the balance sheet are amounts considered to be pre-confirmation contingencies in accordance with AICPA Practice Bulletin 11, “Accounting for Pre–Confirmation Contingencies in Fresh Start Reporting”. Subsequent revisions to the pre–confirmation contingencies are reported in the statement of operations. In our case pre–confirmation contingencies include amounts realized and to be realized from the claims made by the predecessor, Viatel, Inc. (“the Predecessor) in the bankruptcy proceedings of certain subsidiaries. Estimates are made at each balance sheet date of the certain recoveries and to the extent actual recoveries are in excess of those estimated we have recorded a gain through the statement of operations.
(d) Revenue and Cost of Services Sold
     The Company derives its revenue from the sale of network connectivity, dark fiber, bandwidth and Internet-related services, specifically the sale of VoIP and other Internet value-added services, such as hosting, security and IPVPN. The revenues earned from these services comprise non-recurring revenues principally relating to delivery of equipment and installation thereof and recurring revenues for ongoing telecommunications connectivity and operating and maintenance services. The typical term of a contract for connectivity services is one year or more.

The Company applies the provisions of Staff Accounting Bulletin Topic 104, “Revenue Recognition”. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collection of the resulting receivable is reasonably assured. The Company uses either a purchase order or a customer agreement as evidence of an arrangement.
Capacity contracts relate to specific assets and are accounted for as operating leases as legal title does not pass to the customer. Revenue is recognized over the shorter of the estimated life of the assets and the term of the lease. Where legal title does transfer, the transaction is recognized as a sale of assets.
Revenue from the delivery of equipment and installation thereof is recognized upon delivery of the equipment and completion of installation, which is deemed to be the date that the relevant service provision is deemed to commence. Revenues for Internet and network connectivity and operating and maintenance services are recognized as earned over the contractual term. When the Company’s services are bundled in a customer arrangement, the related fee is allocated to the multiple elements of the arrangement based on objective evidence of fair value.
When the customer arrangement dictates that payments are made prior to service delivery, the Company records the advance receipt of payment as a credit to the balance sheet within the deferred revenue account. When a customer pays a non-refundable fee in advance and subsequently cancels service before the end of the contract term, the Company recognizes the remaining deferred revenue as revenue within the statement of operations at the time the service is terminated.
(e) Advertising Costs
     Advertising costs are expensed as incurred. Such costs are included in selling, general and administrative expenses in the accompanying consolidated statements of operations and amounted to US$252 for the year ended December 31, 2006, US$484 for the year ended December 31, 2005 and US$1,376 for the year ended December 31, 2004.
(f) Taxation
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
(g) Net Loss per Common Share
     Basic net loss per common share is computed by dividing net loss applicable to common shareholders by the weighted average number of common shares outstanding during the period. For the years ended December 31, 2006, 2005 and 2004, no outstanding stock options have been included in the calculation of diluted net loss per share as the effect would be anti–dilutive.
(h) Property and Equipment

     At December 31, 2006 and December 31, 2005 property and equipment included property and equipment acquired from the Predecessor, which is stated at fair value upon acquisition. All acquisitions of capital equipment thereafter, principally comprising telecommunications-related equipment, are stated at cost.
     Depreciation is calculated on a straight–line basis over the assets’ estimated useful lives, which are determined based on historical usage with consideration given to technological changes, trends in the industry and other economic factors that could impact the network architecture and asset utilization. Depreciation of equipment held under capital leases and of leasehold improvements is included in the consolidated statement of operations as “Depreciation and amortization”, and is calculated on a straight–line basis over the estimated useful lives of the assets, or the related lease term, whichever is shorter. The estimated useful lives of the other assets are as follows:

Communications systems and network infrastructure	5 to 18 years
Furniture, office and computer equipment	2 to 5 years
Land	Not depreciated
(i) Research and Development
     The following table summarizes our research and development from the 2004 fiscal year through to December 31, 2006. During 2006, the Company continued its development activity in respect of VoIP product lines and underlying network and technical solutions.

	Year ended	Year ended	Year ended
	December 31, 2006	December 31, 2005	December 31, 2004

Research and development	876	1,321	1,093
(j) Intangible Assets
     Intangible assets purchased, including customer relationships, are capitalized at fair value and are amortized over their expected useful lives on a straight-line basis.
     Negative goodwill arises where the sum of the amounts assigned to assets acquired and liabilities assumed exceeds the consideration for the acquired entity. Negative goodwill is allocated as a pro-rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except: (1) financial assets other than investments accounted for by the equity method, (2) assets to be disposed of by sale, (3) deferred tax assets, (4) prepaid assets relating to pension or other postretirement benefit plans, and (5) any other current assets.
     The Company has no indefinite lived intangible assets or goodwill.
(k) Impairment of Long–lived Assets
     The Company periodically reviews the carrying values of long–lived assets to determine whether there has been any impairment of these assets and the appropriateness of their remaining useful lives. Should events or circumstances indicate that the carrying value may not be recoverable based on undiscounted future cash flows, an impairment loss measured by the difference between the fair value and the carrying value of long–lived assets would be recognized. Fair value is generally determined based upon an estimate of the discounted future net cash flows to be generated by the assets.
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
(l) Cash and Cash Equivalents
     Cash equivalents include highly-liquid debt instruments purchased with an original maturity of three months or less.
(m) Restricted Cash
     Cash and cash equivalents are considered restricted when they are subject to contingent rights of a third party customer under bid, performance related and other bonds associated with contracts that the Company is not unilaterally able to revoke.
     The Company had restricted cash as at December 31, 2006 of US$863 and US$496 within assets held for sale as at December 31, 2005.
(n) Amounts Receivable from Exchange Contracts
     Amounts due under currency options straddling the year end are recorded as Amounts Receivable from Exchange Contracts.
(o) Loan Notes
     In connection with the April 2004 Financing, the Company issued US$52.3 million of 2004 Notes. The 2004 Notes have an embedded put option and a beneficial conversion feature. The embedded put option is bifurcated and recorded at fair value along with the carrying value of the 2004 Notes. Changes in fair value of the put option are recorded in the statement of operations.
     The beneficial conversion feature, representing the difference between the conversion price and the share price on the issuance date, is recorded within Additional Paid in Capital in Shareholders’ Equity. The corresponding discount on the 2004 Notes is being amortized using the effective interest method over their term.
     Direct costs associated with the issuance of the 2004 Notes are recorded as deferred financing costs and amortized over their term.
     In connection with the July 2005 Financing, the March 2006 Financing and the December 2006 Financing the Company issued US$16.0 million, US$8.8 million and US$13.0 million of Senior Notes, respectively. The Senior Notes have an embedded put option and an increasing rate interest feature. The total interest payable on the loan notes is being amortised using the effective interest rate method over their term. The embedded put option is bifurcated and recorded at fair value along with the carrying value of the Senior Notes. Changes in the fair value of the put option are recorded in the statement of operations.
(p) Foreign Currency Translation

     The functional currency of each of the Company’s subsidiaries is the local currency of the country in which each subsidiary is located as this is the currency in which the subsidiary primarily generates and expends cash. Transactions in currencies other than the functional currency are translated into the functional currency at the rates of exchange at the date of each transaction.
     Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is recorded and the date on which it is either settled or translated at period–end exchange rates are recognized in the statement of operations. The foreign exchange gain recognized in the statement of operations and included in “Selling, general and administrative expenses” amounted to US$2.1 million for the year ended December 31, 2006, US$3.9 million for the year ended December 31, 2005 and US$1.6 million for the year ended December 31, 2004.
     The financial statements of foreign subsidiaries are translated into United States Dollars using the current–rate method. Accordingly, assets and liabilities denominated in foreign currencies are translated at rates of exchange in effect at the balance sheet date and the statements of operations of overseas subsidiaries are translated into United States Dollars at average exchange rates for the year. Exchange differences arising from retranslation at period–end exchange rates of the opening net investments and results for the period are charged or credited directly to the foreign currency translation adjustment within accumulated other comprehensive income in shareholders’ deficit.
(q) Financial Instruments, Derivatives and Concentration of Credit Risk
     At December 31, 2006 the Company’s financial instruments included cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, the 2004 Notes and the Senior Notes. It is not practicable to estimate the fair value of either the 2004 Notes or the Senior Notes as a quoted market price is not available.
     As at December 31, 2006, the face value of the 2004 Notes was US$52.3 million and the face value of the 2004 Notes issued on July 15, 2004, January 15, 2005, July 15, 2005, January 15, 2006 and July 15, 2006 in lieu of interest was US$10.0 million. The 2004 Notes have a fixed interest rate of 8% which is payable semi-annually and mature on April 21, 2014.
     As at December 31, 2006, the face value of the Senior Notes issued under the July 2005 Financing, March 2006 Financing and December 2006 Financing was US$37.8 million. These Senior Notes carry an interest rate of 13.0% (in relation to the Senior Notes issued under the July 2005 Financing), 13.0% (in relation to the Senior Notes issued under the March 2006 Financing) and 12.75% (in relation to the Senior Notes issued under the December 2006 Financing) payable semi annually, on January 15 and July 15 each year. Under the terms of the Amendment, the Senior Notes mature on July 1, 2008. The fair values, at December 31, 2006 and at December 31, 2005, of cash and cash equivalents, overdrafts, receivables, accounts payable and accrued interest approximated their carrying values because of the short–term nature of these instruments.
     Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments and trade receivables. The Company restricts investment of temporary cash investments to financial institutions with high credit standing.
     The Company’s derivative instruments at December 31, 2006 and December 31, 2005 were valued at zero and the Company did not enter into any activities resulting in derivative instruments during the years then ended other than the embedded derivatives related to the put option on the loan notes.
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
(r) Stock Option Plan
     The Company has adopted Statement of Financial Accounting Standard (“SFAS”) No.123R (revised 2004) “Share-Based Payment”, using the modified prospective method. No options have been granted since December 31, 2003 under the equity incentive plan adopted by the Company in June, 2002 (the “Equity Incentive Plan”) and all previously granted options had either exercised or been forfeited by December 31, 2004. In previous periods the Company applied APB Opinion 25 “Accounting for Stock Issued to Employees” and related interpretations in accounting for the stock option plans that it operated and applied the disclosure only provision of SFAS 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”)
     The table below shows the pro forma net income of the Company if SFAS No.123 had been adopted, calculated using the Black–Scholes option pricing model. The following assumptions were applied in calculating the fair value of options awarded by the Predecessor during 2002 prior to June 7, 2002 (the “Effective Date”), being the effective date of the First Amended Joint Chapter11 Plan of Reorganisation of Viatel, Inc. and certain of its subsidiaries (the “Plan of Reorganisation”): (1) a risk-free interest rate of 4.48%; (2) an expected life of the options of 5 years; (3) volatility of approximately 48.13%; and (4) an annual dividend yield of 0%.

	Year Ended	Year Ended
	December 31	December 31
	2005	2004
Net loss as reported	(63,378)	(47,179)
Add: non–cash stock–based compensation income, net of tax	—	(48)
Less: SFAS 123 stock–based compensation charge, net of tax	—	69
Pro forma net loss	(63,378)	(47,158)

Pro–forma basic and diluted loss per share	(5.96)	(4.42)

Basic and diluted net loss per common share, as reported	(5.96)	(4.42)

(s) Segment Information
     The Company reports segment information in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. The Company presents segment information externally the same way management uses financial data internally to make operating decisions and assess performance.
(t) Comprehensive Loss
     The Company reports comprehensive loss in accordance with SFAS No. 130, “Reporting Comprehensive Income” (“SFAS No. 130”). SFAS No. 130 establishes guidelines for the reporting and display of comprehensive loss and its components in financial statements. Comprehensive loss includes charges and credits to equity that are not the result of transactions with Shareholders. Included in other comprehensive loss for the Company are foreign currency translation gains and losses.
(u) Recent Accounting Pronouncements Not Yet Adopted
     In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS No. 155”), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). SFAS No. 155 provides guidance to simplify the accounting for certain hybrid instruments by permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative, as well as clarifying that beneficial interests in securitized financial assets are subject to SFAS No. 133. In addition, SFAS No. 155 eliminates a restriction on the passive derivative instruments that a qualifying special-purpose entity may hold under SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a new basis occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company believes that the adoption of this statement will not have a material effect on its financial condition or results of operations.
     In June 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. The Company is currently in the process of evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. FIN 48 is effective for fiscal years beginning after December 15, 2006.
     In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (“SFAS No.157”) to provide a single definition of fair value, being a market-based measurement, and set out a fair value hierarchy. SFAS No. 157 is effective for fiscal years beginning after 15 November 2007. The Company is currently in the process of evaluating the impact that the adoption of SFAS No. 157 will have on its financial position and results of operations.
     In November 2006, the Emerging Issues Task Force (“EITF”) reached consensus on Issue No. 06-6, “Debtor’s Accounting for a Modification or Exchange of Convertible Debt Instruments”

(“EITF 06-6”). EITF 06-6 concludes that the change in the fair value of an embedded conversion option resulting from an exchange of debt instruments or a modification in the terms of an existing debt instrument should not be included in the cash flow test used to determine whether the terms of the new debt instrument are substantially different from the terms of the original debt instrument under EITF Issue No. 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments” (“EITF 96-19”). A separate analysis must be performed if the cash flow test under EITF 96-19 does not result in a conclusion that a substantial modification or an exchange has occurred. This consensus supersedes the consensus in EITF Issue No. 05-7, “Accounting for Modifications to Conversion Options Embedded in Debt Instrument and Related Issues” and it applies to modifications or exchanges of debt instruments that occur in interim or annual reporting periods beginning after November 29, 2006. The adoption of EITF 06-6 is not expected to have a significant impact on the Company’s financial position and results of operations.
     In November 2006, the EITF reached consensus on Issue No. 06-7, “Issuer’s Accounting for a Previously Bifurcated Conversion option in a Convertible Debt Instrument When the Conversion Option No Longer Meets the Bifurcation Criteria in Statement 133” (“EITF 06-7”). EITF 06-7 concludes that an entity should reclassify to shareholder’s equity the carrying value of a previously bifurcated conversion option liability that no longer meets the bifurcation criteria in Statement 133. The debt discount recorded at issuance should continue to be amortised over the remaining term of the instrument. Upon conversion of an instrument in the scope of EITF 06-7, any remaining unamortized discount should be immediately recognized as interest expense. Upon extinguishment, a portion of the reacquisition price should be allocated to equity based on the fair value of the conversion option at the extinguishment date with the remaining amount being allocated to debt to determine the extinguishment gain or loss. This applies to all bifurcated conversion options in convertible debt instruments that no longer meet the bifurcation criteria in Statement 133 in periods beginning after December 15, 2006, regardless of when the debt instrument was issued. The adoption of EITF 06-7 is not expected to have a significant impact on the Company’s financial position and results of operations.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No.159”) – including an amendment of FASB Statement No. 115. This Statement permits entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value. Unrealised gains and losses on items for which the fair value option has been elected would be reported in net income at each subsequent reporting date, and upfront costs and fees related to those items would be recognized in net income as incurred and not deferred. SFAS 159 is effective for fiscal years beginning after 15 November 2007, although entities electing to adopt the statement early, which is permissible from 1 January 2007, may designate certain items retrospectively. The Company is currently in the process of evaluating the impact that the adoption of SFAS No. 159 will have on its financial position and results of operations.
(3) Property and Equipment
     Property and equipment from continued operations consists of the following as of December 31:

	2006	2005
Land and buildings	564	482
Communications systems and network infrastructure	68,049	49,792
Furniture, office and computer equipment	2,505	1,857

	71,118	52,131
Less accumulated depreciation	(29,513)	(21,609)

Net book value	41,605	30,522

     Communications systems and network infrastructure includes Indefeasible Rights of Use (“IRUs”) for the network capacity. These IRUs are for substantially all of the economic life of the asset and were prepaid in full on initial acceptance. Accordingly, they have been treated as capital leases. To the extent these IRUs were entered into by the Predecessor, these capital leases were recorded at fair value in line with fresh start accounting upon emergence from Chapter 11.
     Depreciation on property and equipment, and included in depreciation and amortization in the accompanying consolidated statements of operations, amounted to US$8,069 for the year ended December 31, 2006, US$6,538 for the year ended December 31, 2005 and US$6,061 for the year ended December 31, 2004.
(4) Intangible Assets
     Intangible assets of continued operations consist of the following as of December 31:

	2006	2005
Customer Relationships	2,209	1,927
Less accumulated amortization	(2,209)	(1,927)

Net book value	—	—

     Amortization on intangible assets, and included in depreciation and amortization in the accompanying consolidated statements of operations, amounted to US$nil for the year ended December 31, 2006, US$180 for the year ended December 31, 2005 and US$975 for the year ended December 31, 2004.
(5) Deferred financing costs
     Deferred financing costs consist of the following as of December 31:

	2006	2005
Financing costs	9,848	9,015
Less accumulated amortization	(3,064)	(1,432)

Net book value	6,784	7,583

(6) Loan notes
     The 2004 Notes have a ten year maturity, and are convertible, at the option of the holder, into the Company’s common shares upon the occurrence of certain specified “liquidity events”, such as a change of control or an initial public offering, or if not previously converted, after the ninth anniversary of issuance, or upon the request of the holders of a majority of the 2004 Notes. There are two embedded derivatives within the convertible loan note ‘host’ contract, a change of control put option and an equity conversion feature. The put option allows the loan note holder to put back the loan notes to the Company for cash equal to the value of 101% of the principal of the loan notes, should a change of control of the Company be effected. The equity conversion version feature allows the loan note holder to convert the loan notes into equity, upon the occurrence of a specified “liquidity event”, at a conversion price linked to the equity value of the Company, which in turn is related to the share price of the Company.
     The change of control put option is separately accounted for pursuant to SFAS No. 133. The fair value of the embedded derivative is deemed to be nil at each of the issuance date, April 21, 2004, and the balance sheet dates, December 31, 2006 and 2005 as the likelihood of the loan note holder exercising the put option, should a change of control occur, has been assessed by management as being remote.
     The convertible feature within the 2004 Notes is not required to be separately accounted for pursuant to SFAS No. 133. The feature has therefore been accounted for in accordance with the EITF, Issue 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratio” and Issue 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments”. These Issues require that an intrinsic value is assigned to the convertible feature at the date of the issuance of the loan notes, based on the difference between the conversion price and share price multiplied by the number of shares issued upon conversion.
     The beneficial conversion feature embedded within these notes was valued at US$17.4 million, and this amount has been recorded at a discount against the principal value. This discount is then amortized over the term of the loan notes based on the effective yield method (the imputed interest on the notes is 4.13%) resulting in a reduction of the discount of US$4.1 million by December 31, 2006 as compared with US$2.5 million by December 31, 2005. On July 15, 2004, January 15, 2005, July 15, 2005, January 15, 2006 and July 15, 2006 interest accumulated to date on the principal value of the loan notes in the respective amounts of US$976, US$2.1 million, US$2.2 million, US$3.3 million and US$3.8 million respectively was converted into additional notes. These notes had a beneficial conversion feature of US$195, US$426, US$nil, US$nil and US$nil respectively on issuance, which had amortized by US$127 by December 31, 2006.
     Interest on the 2004 Notes is 8% per annum, to be compounded and payable semi-annually by way of additional notes or, at the Company’s option, in cash.
     Upon conversion of all or a large portion of the 2004 Notes, persons previously holding such convertible loan notes will hold a significant majority of our common shares, assuming that the Company has not issued shares other than on a conversion of the convertible loan notes. Both prior to and following conversion, and until such time as the Investors directly or indirectly together hold, on a fully diluted basis, 25% or less of the Company’s common shares, material corporate actions will effectively require the consent of the Investors or their transferees.
     The 2004 Notes do not include any financial covenants but do contain covenants that significantly limit or prohibit the Company’s ability to, amongst other things, incur indebtedness, engage in certain transactions and change the Chief Executive Officer.
     The holders of the 2004 Notes (and their transferees) effectively have the right, at any time, to increase the size of the Board and to approve a majority of the Board to be designees of the holders of the 2004 Notes.
     In connection with the July 2005 Financing, the March 2006 Financing and the December 2006 Financing the Company issued Senior Notes with a principal value of US$16.0 million, US$8.8 million and US$13.0 million respectively.
     Interest is payable on the Senior Notes at the rate of (1) 12% per annum from July 15, 2005 in relation to the July 2005 Financing, thereafter increasing by 0.5% per annum on each interest date beginning January 15, 2006; (2) 12.5% per annum in relation to the March 2006 Financing, thereafter increasing by 0.5% per annum on each interest date beginning July 15, 2006; and (3) 12.75% per annum in relation to the December 2006 Financing, thereafter increasing by 0.5% per annum on each interest date beginning January 15, 2007. Redemption of the Senior Notes at the Company’s option is allowable at any time for 100% of the principal amount plus accrued interest up to the date of redemption and a put option which allows the loan note holder to receive 101% of the principal of the loan note should there be a change in control of the Company.
     The interest charge for the year has been accounted for, in accordance with the EITF, Issue 86-15, using the effective yield interest method over the term of the Senior Notes.
(7) The Global Voice Transaction
On June 21, 2006, the Company entered into a transaction with Global Voice Group Limited (“Global Voice”). Under the terms of the agreement Global Voice paid Viatel €18.5 million ($23.6 million) in cash and transferred legal title (where possible) to certain metropolitan network infrastructure comprising five fibre pairs in each of seven European cities (the “metrofibres”) to the Company.
In exchange, the Company granted to Global Voice an Indefeasible Right of Use (“IRU”) over certain elements of its European Network and transferred title to certain elements of its network in Germany to Global Voice. Under the IRU agreement, the Company has a put option and Global Voice has a call option over the applicable network assets with a strike price of €1. The options are exercisable on or after June 21, 2012. The Company also assigned the benefit of the revenues arising under certain specified wholesale customer contracts; by reference to May 2007 revenues, this currently represents an annual revenue stream of approximately €1.7 million (US$2.2 million approximately). The Company continues to provide the operational services required to support such customer contracts; Global Voice is, however, liable for the charges that the Company incurs in respect of the lease of third party circuits or other connectivity or equipment required in this regard.
On an ongoing basis, with effect from the first anniversary of the agreement, Global Voice pays 50% of the operating costs relating to the elements of the European Network under the IRU, subject to a cap based upon actual 2006 costs and that is indexed for inflation thereafter. This contribution is offset against the actual costs incurred within selling, general and administrative expenses and part of the €18.5 million ($23.6 million) cash consideration received upfront has been accounted for as the first year’s operating cost contribution. In addition, the Company pays a contribution to the operating costs of the metrofibres, capped at €70,000 (US$92) per annum.
The various elements of the agreement have been recorded at fair value in the financial statements for the year ended December 31, 2006. The metrofibres transferred from Global Voice have been recognized on the Company’s balance sheet at their fair value of $23.1 million and are being depreciated over their estimated useful economic life. The contribution towards the operating costs payable to Global Voice for the metrofibres are charged to the income statement as incurred.
In relation to the benefits of the customer contracts assigned to Global Voice, in accordance with EITF 88-18 “Sales of Future Revenues”, the estimated present value of the revenues under those contracts is recorded as floating rate debt.

Non-cash investing activities arising from this agreement were an increase in fixed assets of $17.0 million.
(8) Other operating income
          As of December 31, 2006, the Company had income of US$93 relating to the recharge of certain regulatory fees and sale of equipment to third parties. In the year ended December 31, 2005, the Company had income of US$362 relating to sales of spare equipment. In the year ended December 31, 2004, the Company had certain claims against Easynet Telecommunications Limited (“Easynet”) in which the Company alleged breach of contract under an Indefeasible Right of Use Agreement dated May 30, 2000 and certain related agreements (together, “the Agreements”). The claims were formally commenced in the High Court of Justice in England as of February 11, 2003 and proceeded to a full trial commencing on November 19, 2003. The Company has now accepted, as full and final settlement of its claims under the Agreements, payment by Easynet of £6.9 million (US$13.0 million approximately) which was paid in two equal instalments in March 2004 and September 2004, the second instalment having accrued interest at an annual rate of 4%. These settlement amounts, other than the interest income received, were recorded within other operating income during 2004. The settlement also served to dismiss certain related counterclaims brought by Easynet against the Company. As at December 31, 2003 and 2002 the Company had a liability for future performance obligations of US$4.6 million under the contract with Easynet. Under the terms of the settlement, the Company was relieved of this obligation and accordingly recognized the release of the liability in the statement of operations within in 2004 upon receipt of the final settlement payment.
9) Discontinued Operations
     The Company made the decision during 2005 to sell its investment in Cybernet (Schweiz) AG (“Cybernet”) in order to realize funds that would enable it to support further the development of its UK business. The Company signed a share purchase agreement on October 20, 2005 with Swisscom Fixnet AG for the sale of Cybernet; the sale was conditional in particular upon both regulatory approval and the passing of a resolution of the Shareholders approving the transaction. Following satisfaction of all conditions, completion of the sale occurred on March 21, 2006.
     The Balance Sheet for Cybernet included in the consolidation as at December 31, 2005 was as follows:

Year Ended
December 31
2005
ASSETS
Current assets:
Cash and cash equivalents	1,409
Restricted cash	496
Accounts receivable	1,981
VAT receivable	(68)
Prepaid expenses and other current assets	170

Total current assets	3,988

Property and equipment, net	336
Intangible assets, net	1,200

Year Ended
December 31
2005

Total assets	5,524

LIABILITIES
Current liabilities:
Accounts payable	1,231
Accrued expenses	1,477
Deferred revenue	2,854
Other current liabilities	10

Total current liabilities	5,572

     The Income Statement for Cybernet for the period ended March 21, 2006, and the years ended December 31, 2005 and 2004 was as follows:

	Period ended	Year ended	Year ended
	March 21,	December 31,	December 31,
	2006	2005	2004
Total revenue	4,538	18,266	14,815
Operating expenses:
Cost of services sold	(3,044)	(12,674)	(9,291)

Selling, general and administrative	(1,276)	(5,057)	(2,552)
Depreciation and amortization	(192)	(1,210)	(2,104)

Total operating expenses (net)	(4,512)	(18,941)	(13,947)
Other operating income	49	802	—

Operating income	75	127	868
Other income
Interest and other income	1	2	1

Net income before taxation	76	129	869
Taxation	(11)	(6)	(1)

Net income from discontinued operations	65	123	868
Profit on disposal	10,622	—	—

Net income from discontinued operations	10,687	123	868

(10) Taxation
     The Company’s principal operations were undertaken in jurisdictions other than Bermuda for the years ended December 31, 2006 and 2005.
     The Company is organized and tax resident in Bermuda. At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied in the future, the Company and all its subsidiaries registered in Bermuda have received an undertaking from the Bermuda Government exempting them from all such taxes until March 28, 2016.
A reconciliation of the differences between income taxes computed at a statutory rate of 30% and the total provision for income taxes is as follows:

	Year ended	Year ended
	December 31,	December 31,
	2006	2005
Loss before tax	(49,036)	(62,835)
@30%	(14,711)	(18,851)

Permanent differences	(1,421)	689
Effect of overseas tax rates	3,300	(25,970)
Effect of double taxation	—	125
Prior year adjustment	10,585	40
Valuation allowance movement	2,757	44,633

Total tax charge — continuing operations	510	666
     Although the Company is organized in Bermuda, which is subject to zero percent income tax, the Company reconciles to the UK statutory rate of 30% because its principal operations are in the UK and it is therefore more meaningful to the users of the financial statements.
     The majority of the Group’s tax losses arise within VTL –TP (Bermuda) Limited which is a Bermudian resident company that is tax resident in the UK where the statutory rate is 30%.
The statutory Bermuda tax rate for the year ended December 31, 2006 was zero (2005 – zero) and the statutory rates in the jurisdictions in which the Company operates range from 23% to 40.2% (2005 – 23% to 40.2%). The effective tax rate was 1% for the years ended December 31, 2006 (2005: -1%) mainly due to US State income taxes. No tax benefit has been recorded in respect of net tax losses arising in the period.
     The significant reconciling items between pre-tax income at the statutory tax rate and the tax charge reflected in the income statement are the movement in the valuation allowance on the current-year losses and fixed asset temporary differences for which no benefit is being recorded, as described below.
     The tax effect of temporary differences that give rise to significant portions of the deferred tax assets are as follows as of December 31, 2006 and 2005:

	December 31,	December 31,
	2006	2005
US net operating loss carryforwards	1,747	1,208
Foreign net operating loss carryforwards	162,060	109,337
Foreign property and equipment temporary differences	117,455	167,960

Total gross deferred tax assets	281,262	280,505
Less valuation allowance	(281,262)	(280,505)

Net deferred tax assets	—	—

     The Company has reassessed its gross temporary differences during the year which had the net effect of increasing the gross deferred tax assets by US$2.8 million. However, this has had no effect on the statement of operations nor the balance sheet as a full valuation allowance has been placed against these assets.
     The Company has unused net operating loss carryforwards of approximately US$540.2 million. Of this amount, US$5.0 million (2005 – US$5.0 million) represents US net operating losses expiring in 2007 through 2021. Other net operating losses have no expiration. Certain losses arising in foreign jurisdictions are expected to continue to be available to the Company, although their use may be subject to restrictions in the US and elsewhere.

     Foreign net operating loss carryforwards were US$535.2 million as of December 31, 2006, US$212.2 million higher than as of December 31, 2005. This increase is attributed to an increase in losses in all foreign jurisdictions.
     The Company has deferred tax assets as a result of the consolidated book value of the European Network being considerably less than its original cost and tax basis. Any realization of the asset would be dependent upon suitable profits being generated in the relevant territories. Due to the uncertainty surrounding the base profitability in the relevant territories, a full valuation has been placed against the asset.
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
(11) Commitments and Contingencies
(a) Leases and long-term contracts
     At December 31, 2006, the Company was committed under non–cancellable operating leases for the rental of network locations, office space, motor vehicles and long-term contracts for standby maintenance. These leases expire at various times through to May 2029.
     The Company’s future minimum operating lease and long-term contract payments are as follows:

	Network	Standby		Motor
	Locations	Maintenance	Office Space	Vehicles	Total
2007	4,845	4,883	959	29	10,716
2008	3,222	1,464	816	—	5,502
2009	2,945	981	814	—	4,740
2010	2,579	984	814	—	4,377
2011	2,002	935	814	—	3,751
Thereafter	15,353	10,261	407	—	26,021

Total minimum payments	30,946	19,508	4,624	29	55,107

     Total rent expense amounted to US$11.3 million for the year ended December 31, 2006, US$11.5 million for the year ended December 31, 2005, and US$12.2 million for the year ended December 31, 2004.
(b) Litigation
     In September 2003, the Company’s French subsidiary Viatel Operations SA (“Viatel Operations”) filed a claim for approximately €7.7 million (approximately US$10.1 million) in the Tribunal of Lille, France, against Voies Navigables de France (“VNF”), the owner of certain French waterways by whom the Company is currently charged in excess of €2.0 million (approximately US$2.6 million) annually in respect of rights of way (“ROW”) charges. The claim principally asserts that the ROW charges are discriminatory and should conform more closely to the charges levied by the highway and road authorities in France. On the basis that this claim was filed by way of an “opposition procedure”, Viatel Operations is entitled to withhold payment of ongoing charges as they fall due. On this basis Viatel Operations has withheld payment of ROW charges for each of the years 2004 through to 2007, amounting in aggregate to approximately €8.2 million (approximately US$10.8 million) in respect of withheld charges. If Viatel Operations is unsuccessful in its claim, it will likely be required to pay all outstanding fees together with interest, the interest being estimated to amount to as much as approximately €150,000 (US$198 approximately). Viatel Operations has not accrued for interest charges or other costs (additional to the repayment of withheld fees) that could result from an adverse decision.
     Similar claims in respect of ROW charges were commenced against each of: (1) Societe Anonyme de Gestion des Eaux de Paris (“SAGEP”); (2) Ville de Paris (“VDP”); and (3) Compagnie Nationale du Rhône (“CNR”). The amounts of the claims being, respectively, approximately €1.2 million (approximately US$1.6 million) against SAGEP; approximately €1.4 million (approximately US$1.8 million) against VDP; and approximately €1.2 million (approximately US$1.6 million) against CNR.
          In relation to the proceedings against SAGEP, Viatel Operations had again withheld payment of the fees due, although it had accrued for these charges. In July 2005, SAGEP terminated the network agreement (the “SAGEP Network Agreement”) under which Viatel Operations was permitted to have its network installed on the SAGEP land. Viatel Operations applied for, and was granted, a suspension in relation to such termination pending a decision upon the merits of the case. In two judgements rendered on July 28, 2006, the Administrative Court of Paris: (1) rejected the claim of Viatel Operations as regards the fees; and (2) confirmed the termination of the SAGEP Network Agreement. Viatel Operations entered into a settlement agreement with SAGEP as of October 5, 2006, under which Viatel Operations agreed to pay all outstanding fees of approximately €540,000 (approximately US$713) and SAGEP withdrew its notice of termination of the SAGEP Network Agreement.
          In relation to the action against CNR, in a judgement dated June 14, 2006, the Administrative Court of Lyon rejected the claims of Viatel Operations and ordered the company to pay to CNR the outstanding amounts due with respect to ROW charges that had been withheld (approximately €410,000 for 2004 (approximately US$541) and approximately €450,000 (approximately US$595) for 2005) plus interest. Viatel Operations lodged an appeal against this decision on August 25, 2006. The judgement of the Court of Appeal is not expected before 2008.

          No decision has yet been rendered with respect to the legal proceedings against VDP; a final decision is now expected during 2007. All fees due to VDP have been paid in full such that no further monies would be payable were Viatel Operations to lose its claim for reimbursement.
     It should be noted that the outcome of the legal claims with respect to the ROW charges may be substantially influenced by the implementation of a Government decree which, with effect from January 2006, imposed both a maximum fee level that the owners of the various waterways and sewers can charge with respect to the grant and use of ROW on the public domain and an obligation on the relevant landowners to justify their fees on objective grounds
     Following the decree, in relation to the VNF claim, the court dealing with this matter appointed, with effect from January 2006, two experts to assess the level of fees that VNF can reasonably charge. It is anticipated that the report from the experts will be published at the beginning of 2008 with a final court decision to follow within a further nine months. The final outcome with respect to both proceedings cannot be predicted at this stage, although Viatel Operations has in the past received strong advice from counsel in support of its claims.
     Viatel Operations has previously been engaged in a dispute which arose as a result of the early termination of a lease agreement dated September 29, 1999. The lessor had claimed payment of: (a) an early termination indemnity in the amount of €30,000 (approximately US$40); and (b) the cost of fit-out works which, according to the lessor, Viatel Operations was under an obligation to perform under the lease. When the dispute first arose, the lessor chose to quantify the amount of the fit out works as €856,000 (approximately US$1.1 million). Viatel Operations denied that it was under any obligation to carry out the fit-out works, the lease being permissive in this regard, not obligatory. In February 2005, the lessor issued proceedings requesting payment of the early indemnity, a provisional payment from Viatel Operations of €70,000 (approximately US$92) for reinstating the property and, finally, the appointment of an expert by the French court in order to assess the cost of reinstating the property on the basis of the schedule of fit-out works appended to the lease. However, the lessor sold the property in 2005 and indicated that it would then amend its claim to seek to recover the capital loss it had suffered when it sold the premises, the allegedly required works not having been carried out. No indication of the quantum of such capital loss was given. Accordingly, the lessor withdrew its original claim in September 2005. Despite the indication that an amended claim would be made, no proceedings have been initiated with the court; the period within which an amended claim would be permitted expires in September 2007. No accrual has been made in relation to any potential liability connected to this dispute.
     Viatel Operations was also in dispute regarding a second lease termination – this time with respect to the termination of a lease agreement dated May 4, 2000 relating to premises in St. Denis, France. The lessor was claiming the termination to be both procedurally and substantively defective, and was consequentially claiming the balance of all payments due under the lease, amounting in aggregate to €12.7 million (approximately US$16.8 million). Viatel Operations received strong advice in support of its position and, in addition to its defence, also filed a counter-claim for an indemnity of €13.4 million (approximately US$17.7 million). Both the lessor and Viatel Operations agreed in October 2006 on a mediation process. On March 29, 2007, the parties agreed to the following: (1) both parties waive their respective claim with no payment being due by either party; and (2) each party bears its own costs incurred in relation to the proceedings. The withdrawal of the respective proceedings was confirmed by judicial order of May 24, 2007.
     The Company’s UK subsidiary, VTL (UK) Limited (“VTL (UK)”), was previously in dispute with a company which had provided it with financial advice, in particular with respect to its employee benefits programme. The financial advisor claimed in March, 2005 an unlawful termination of its engagement with VTL (UK) and indicated a potential related damages claim of over £100,000 (approximately US$196). VTL (UK) has been advised that it has strong grounds both to defend any such claim and to bring a counterclaim in respect of the breach by the financial advisor of various express and implied contractual terms relating to its former engagement. No formal demand has to date been received from the claimant and no accrual has been made in relation to any potential liability connected to the dispute.
          The Company’s UK subsidiary, Viatel Holding (Europe) Limited (“Viatel Europe”), is a defendant to an action brought by two companies Cityhook Limited and Cityhook (Cornwall) Limited (together “Cityhook”), which are claiming damages as a result of an alleged infringement of E.C. and/or UK competition law.
     The dispute arises from the activities of the trade association, the UK Cable Protection Committee (“UKCPC”). Cityhook alleges that the UKCPC and certain of its members engaged: (1) in a boycott of Cityhook technology for landing submarine telecommunications cables, contrary to the rules prohibiting agreements with an anti-competitive object or effect (Chapter I of the Competition Act 1998 and/or Article 81 EC) and/or the rules prohibiting an abuse of a dominant position (Chapter II of the Competition Act 1998 and/or Article 82 EC); (2) in a “vertical restraint” imposed on potential Cityhook customers to boycott any company in the sub-sea cable laying chain having any commercial dealings with Cityhook, contrary to Chapter II of the Competition Act 1998 and/or Article 82 EC; and (3) in the tort of deceit by concealment of the events allegedly constituting the boycott and vertical restraint referred to above.
     Cityhook commenced its claim in the High Court in England on March 24, 2006. Viatel Europe is named as one of a total of 24 defendants and Cityhook claims that it participated in the boycott and the deceit (but not the vertical restraint). The other defendants consist of the UKCPC and its members. Viatel Europe was only incorporated after the last alleged act of anti-competitive activity and had no involvement with it. However, Viatel U.K. Limited (In Liquidation), a former subsidiary of the Predecessor which has now been dissolved, did participate in meetings of the UKCPC at the relevant time. One of the issues in the dispute is whether any liability potentially owed by Viatel U.K. Limited (In Liquidation) may have passed to Viatel Europe.
     Cityhook is claiming “not less than £300,000” (approximately US$588) in damages. Such damages have not yet been particularised and it is not possible at this stage to estimate the potential liability of Viatel Europe.
     Cityhook’s pursuit of its claim followed a decision by the Office of Fair Trading (“OFT”) to close for administrative reasons in June 2006 its own investigation into the alleged competition law infringements. Cityhook’s claim in the High Court was stayed pending appellate review by the Competition Appeal Tribunal (“CAT”) of that decision. On April 3, 2007, the CAT ruled that the appeal to it was inadmissible.
     Cityhook has agreed in principle that that the proceedings against Viatel Europe and other defendants should continue to be stayed until determination of all of the following: (1) any appeal by Cityhook against the decision of the CAT referred to above; (2) separate proceedings which have been brought by Cityhook in the High Court for judicial review of the OFT’s decision to close its investigation; and (3) any reference back to the OFT for further investigation.
          No amounts have been accrued in respect of any of the claims brought by Cityhook.
          Fibrelac, a company acting on its own behalf, and on behalf of other telecommunications operators including the Company’s Swiss subsidiary, Viaphone AG (‘’Viaphone’’), has filed claims against three Swiss Cantons in relation to the build of a telecommunications network. The principal basis of the claim is that, in return for allowing the build to proceed, the cantons of Bern, Basle and Aargau insisted that they be given a duct in such build, either for free or for a consideration lower than the market value, the claim being based on provisions of the Swiss Telecommunications Act including those dealing with the absence of compensation in case of access to public domain. The claims also seek to obtain a declaration of ownership of the ducts. Claims have been filed against all three cantons. Were the claims to be successful, Viaphone would be entitled, based on various agreements, on a pro rata basis (allocated pro rata by duct) to approximately CHF 10,000,000 (approximately US$8.0 million) together with interest at 5% per annum from late 2000. The cantonal courts of Bern and Basle have recently dismissed the claims in relation to their respective cantons and Fibrelac lodged an appeal against these decisions with the Swiss Supreme Court. The cantonal court of Aargau has decided, in agreement with Fibrelac, to stay the proceedings until the Swiss Supreme Court decides on the above appeals since the legal issues are very similar, if not identical. The Swiss Supreme Court is expected to issue its decision at the earliest in the third quarter of 2007. In the event that Fibrelac succeeds on the merits, the matter will be sent back to the cantonal courts for the determination of the quantum of Fibrelac’s claims. In such case, either a settlement would be reached with the cantons which would allow for the disputes to be expedited or the proceedings would continue for an additional period of about two years.
     The Company’s Dutch subsidiary Viatel Global Communications B.V. (“VGC”) has on its own account re-located certain network infrastructure in connection with the reconstruction of the A-12 highway. VGC (and other like operators) claim that the Dutch State (the “State”) is liable to pay the relocation costs; the State denies any liability in this regard. The amount claimed by VGC to date is approximately €180,000 (approximately US$ 238). Apart from the civil proceedings, VGC and the other operators have requested the Onafhankelijke Post en Telecommunicatie Autoriteit (the “OPTA”), to issue its own decision regarding the relocation costs.
          KPN Telecom B.V. (“KPN”) has claimed amounts as being due from a number of operators, including VGC, in respect of the relocation of network infrastructure owned by KPN and other operators; KPN was required to carry out such relocation pursuant to an arbitral direction. The amount claimed from VGC is approximately €217,000 (approximately US$ 286). VGC has denied any liability to pay such sum.
          As previously noted, any adverse decision in all or any of the ongoing proceedings summarised above regarding ROW charges in France could render the operation of all or part of the Company’s network in France uneconomical and, in the event of any inability on the part of the Company to maintain the ROW and/or any requirement to make payment of any of the currently withheld ROW fees in connection with the VNF proceedings, could have a material adverse effect on the Company’s financial position and on its ability to operate the European Network. Subject to this, the Company does not believe that any adverse outcome from litigation would have a material adverse effect on its financial position or results of operations. The Company is not aware of any other material litigation against

it. The Company does, however, have various other legal proceedings pending against it or its subsidiaries which, if adversely determined, would not have, in the Company’s view, individually or in the aggregate, a material adverse effect on its business, financial condition or results of operation.
(c) Amounts due from Liquidators of bankruptcy estates
     As a result of the Plan of Reorganization, the Company has claims against the bankruptcy estates of certain subsidiaries of Viatel, Inc. As at December 31, 2006, and December 31 2005, estimates were made as to the expected recoveries of US$nil and US$1.6 million respectively based upon all available information. Actual recoveries will vary depending upon the success of the liquidators in realizing the value.
(d) The Employee Benefit Trust (“EBT”)
     Under the terms of the EBT, which was formally established in July 2005, contributions are to be made, in either cash or equity, with recommendations to the trustee that such contributions be allocated to sub-funds established for the benefit of these individuals (and their families); such contributions are at the discretion of the Board and are to be made in connection with specified “liquidity events” and/or by way of discretionary bonus awards. The value of the awards linked to the “liquidity events” could potentially, in aggregate, equal 5% of the equity value of the Company (as such term is defined in the EBT) where the equity value is at least $100 million and potentially up to 10% of the equity value, where the equity value is $350 million or more (with interpolated values in between $100 million and $350 million on a pro rata basis). No expense has been recognized as a liquidity event is not probable.
     Existing awards under the EBT vested in tranches as between April 21, 2005 and April 21, 2007, in accordance with the relevant individual’s terms of employment and subject to the individual’s continued employment through each applicable vesting date.
     During the course of 2006, discretionary bonuses totaling £300,000 (approximately US$555) were awarded in respect of three members of senior management. These bonuses were delivered in the form of contributions to the EBT, together with recommendations to the trustee as to how the value should be allocated within the EBT for the benefit of specified individuals and their families and dependents. In addition, the Remuneration Committee has recommended that further discretionary bonuses totaling £250,000 (approximately US$490) be awarded in respect of five members of senior management. Again, these bonuses are proposed to be delivered in the form of further contributions to the EBT, together with recommendations to the trustee as to how the value should be allocated within the EBT for the benefit of specified individuals and their families and dependents. Under the terms of the EBT, however, it is the responsibility of the trustees to determine such an allocation.
     The trustees are in sole control of the EBT, hence the EBT has not been aggregated within the consolidated financial statements.
(12) Segment and Geographic Data
     The Company’s sole operational activity relates to the provision of telecommunications services. The Company’s management uses financial data internally to make operating decisions and assess performance based upon its two principal activities of retail and wholesale services. Following the adoption of the Company’s business plan in August 2003, the Company has reported revenue data separately for these two activities, retail and wholesale. It has not been possible to allocate certain costs of sales, nor selling, general and administration costs between these activities.

     The revenue generated by segment and geographic location of customers is as follows:

	Year ended	Year ended	Year ended
	December	December 31,	December 31,
	31, 2006	2005	2004
Total Retail Business — United Kingdom	25,207	15,361	9,600

United Kingdom	1,874	1,369	960
Switzerland	440	330	373
Western Europe	4,605	2,290	2366
North America	1,341	1,209	676

Total Wholesale Business	8,260	5,198	4,375

Total Revenue — Continued Operations	33,467	20,559	13,975
          In the year ended December 31, 2006 revenue from customers located in the United Kingdom represented 80% (2005 – 81%, 2004 – 76%) of total revenue. No other country represented greater than 10% of total revenue.
     For the years ended December 31, 2006, 2005 and 2004, no individual customer accounted for greater than 10% of revenues.
          It is impractical to disclose the revenues for each product and service separately.
(13) Valuation and Qualifying Accounts
     Reserves and allowances deducted from asset accounts:

	Year	Year	Year
	Ended	Ended	Ended
	December	December	December
	31, 2006	31, 2005	31, 2004
Allowances for doubtful debts
Balance at beginning of period	(644)	(1,567)	(1,648)
Additions charged to costs and expenses	(471)	(3,219)	(883)
Utilizations	664	4,142	964

Balance at end of period	(451)	(644)	(1,567)

(14) Authorized Share Capital
     At a Special General Meeting held on April 6, 2004 the Company resolved, among other things, that: (1) the authorized share capital of the Company be increased to US$2.5 million by the creation of an additional 150,000,000 common shares; and (2) one common share of the Company be redesignated as a new special share (the “Special Share”). The Special Share was issued to a trustee acting on behalf of the Investors (and their transferees). The Special Share was issued with such rights as are required to enable the Investors (and their transferees) to exercise the various Investor rights provided for under the April 2004 financing documentation. The Special Share has been granted weighted voting rights (nine votes for every one vote cast by other Shareholders) to ensure it can carry any relevant vote in a general meeting: to the extent that, therefore, a vote of the Shareholders is required by Bermuda law, such actions are able to be taken with the consent alone of the holder of the Special Share.
(15) Related Party Transactions
     Morgan Stanley was considered to be a related party throughout 2006 by virtue of its significant shareholding in the issued share capital of the Company.
     In connection with the April 2004 Financing, Morgan Stanley, Värde and our CEO Lucy Woods purchased 2004 Notes in the principal amounts of US$36.0 million, US$10.0 million and US$250 respectively. During 2006, additional 2004 Notes to the value of US$1.6 million, US$0.4 million and US$11 were issued to Morgan Stanley, Värde and Lucy Woods, respectively, in lieu of the interest accumulated to January 15, 2006 and additional 2004 Notes to the value of US$1.6 million, US$0.5 million and US$11 were issued to Morgan Stanley, Värde and Lucy Woods, respectively, in lieu of the interest accumulated to July 15, 2006.
     In connection with the July 2005 Financing, Morgan Stanley, Värde and Stonehill purchased Senior Notes in the principal amounts of US$12.9 million, US$3.1 million and US$300, respectively. During 2006, additional Senior Notes to the value of US$800, US$200 and US$20 were issued to Morgan Stanley, Värde and Stonehill, respectively, in lieu of the interest accumulated to January 15, 2006 and additional Senior Notes to the value of US$850, US$200 and US$10 were issued to Morgan Stanley, Värde and Stonehill, respectively, in lieu of the interest accumulated to July 15, 2006.
     In connection with the March 2006 Financing, Morgan Stanley, Värde and Stonehill purchased Senior Notes in the principal amounts of US$6.9 million, US$1.7 million and US$200, respectively. During 2006, additional Senior Notes to the value of US$290, US$70 and US$7 were issued to Morgan Stanley, Värde and Stonehill, respectively, in lieu of the interest accumulated to July 15, 2006.
     In connection with the December 2006 Financing, Morgan Stanley, Värde and Stonehill purchased Senior Notes in the principal amounts of US$10.3 million, US$2.5 million and US$200, respectively.
(16) Subsequent events
     On April 3, 2007, Morgan Stanley, Värde and Stonehill purchased Senior Notes in the principal amounts of US$10.3 million US$2.5 million and US$200 million, respectively. These Senior Notes were issued on substantially the same terms as the Senior Notes issued under each of the July 2005 Financing, the March 2006 Financing and the December 2006 Financing .
     On June 27, 2007, the Company entered into the Amendment with each of Morgan Stanley, Värde and Stonehill by which it was agreed that the maturity date of each of the Senior Notes be extended from July 1, 2007 to July 1, 2008. In consideration for such extension of the maturity date, it was further agreed that the interest rate applicable as at July 1, 2007 on each of the Senior Notes be increased by 1% per annum with effect from July 1, 2007.